Form 20-F
period 2016-03-31
Concordia Financial Group, Ltd.
filed 2016-07-28
CIK 1622143

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended March 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 333-207913

KABUSHIKI KAISHA CONCORDIA FINANCIAL GROUP

(Exact name of Registrant as specified in its charter)

CONCORDIA FINANCIAL GROUP, LTD.

(Translation of Registrant’s name into English)

Japan

(Jurisdiction of incorporation or organization)

7-1, Nihonbashi 2-chome, Chuo-ku

Tokyo, 103-0027 Japan

(Address of principal executive offices)

Michio Namiki

Executive Officer, General Manager

of Corporate Planning Department

7-1, Nihonbashi 2-chome, Chuo-ku

Tokyo, 103-0027 Japan

Telephone: +81-3-5200-8201

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b)

of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

None

Securities registered or to be registered pursuant to Section 12(g) of the Exchange Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Exchange Act:

Common stock

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As of March 31, 2016, no shares of Common Stock were outstanding.

(As of April 1, 2016, the date on which the Registrant was formed, 1,300,311,583 shares of common stock were outstanding.)

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act of 1933, as amended (the “Securities Act”).    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act.    ☐  Yes    ☒  No

Note–Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act from its obligations under those sections.

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the Registrant submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).    ☐  Yes    ☐  No

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer  ☐                  Accelerated Filer  ☐                  Non-Accelerated Filer  ☒

Indicate by check mark which basis of accounting the Registrant has used to prepare the financial statements included in this filing.

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the Registrant has elected to follow.    ☐  Item 17    ☐  Item 18

If this is an annual report, indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.    ☐  Yes    ☐  No

This Annual Report on Form 20-F is incorporated by reference into the Registration Statement on Form F-4 File No. 333-207913.

CERTAIN DEFINED TERMS, CONVENTIONS AND

PRESENTATION OF FINANCIAL INFORMATION

As used in this annual report, unless the context otherwise requires:

•	“Concordia Financial” refers to Concordia Financial Group, Ltd. and its consolidated subsidiaries;

•	“Bank of Yokohama” refers to The Bank of Yokohama, Ltd. and its consolidated subsidiaries; and

•	“Higashi-Nippon Bank” refers to The Higashi-Nippon Bank, Limited and its consolidated subsidiaries.

The consolidated financial statements of Bank of Yokohama and Higashi-Nippon Bank have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”). Unless otherwise stated or the context otherwise requires, all amounts in such financial statements are expressed in Japanese yen.

References in this annual report to “yen” or “¥” are to Japanese yen and references to ”U.S. dollar” or “$” are to United States dollars.

Certain monetary amounts and percentage data included in this annual report have been subject to rounding adjustments for the convenience of the reader. Accordingly, figures shown as totals in certain tables may not be equal to the arithmetic sums of the figures which precede them.

The fiscal year ends on March 31 for Concordia Financial, Bank of Yokohama and Higashi-Nippon Bank. References to years not specified as being fiscal years are to calendar years.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements that are based on the current expectations, assumptions, estimates and projections of each of Concordia Financial, Bank of Yokohama and Higashi-Nippon Bank about its business, industry and markets. These forward-looking statements are covered by the safe harbor created by Section 27A of the Securities Act of 1933, as amended, and can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “future,” “intend,” “may,” “plan,” “probability,” “project,” “risk,” “seek,” “should,” “target,” “will” and similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. These statements discuss future expectations, identify strategies, contain projections of results of operations or financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. The actual results of each of Concordia Financial, Bank of Yokohama and Higashi-Nippon Bank could be materially different from and worse than those expectations. Important risks and factors that could cause the actual results of Concordia Financial, Bank of Yokohama and Higashi-Nippon Bank to be materially different from their expectations are set forth in “Risk Factors” and elsewhere in this annual report. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. None of Concordia Financial, Bank of Yokohama or Higashi-Nippon Bank undertakes any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this annual report or to reflect the occurrence of unanticipated events, except as required by law.

A wide range of factors could materially affect future developments and performance of Concordia Financial, including the following:

•	deterioration of Japanese financial markets and general economic conditions, particularly in the Kanagawa and Tokyo prefectures;

•	significant weakening in the business and financial conditions of small and medium-sized enterprises;

•	changes in interest rates;

•	incurrence of significant credit-related costs;

•	the ability to compete effectively;

•	failure to maintain capital adequacy ratio and liquidity coverage ratio;

•	a downgrade or withdrawal of credit ratings;

•	effectiveness of operation, legal and other risk management policies;

•	the ability to avoid reputational harm;

•	natural calamities;

•	the ability to implement strategic initiatives and measures;

•	the ability to comply with applicable laws and regulations;

•	litigation and regulatory proceedings;

•	the ability of Concordia Financial to integrate successfully the businesses of Bank of Yokohama and Higashi-Nippon Bank; and

•	the realization of anticipated benefits and synergies of the integration of Bank of Yokohama and Higashi-Nippon Bank;

•	challenges in executing business strategies.

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

IFRS SELECTED HISTORICAL FINANCIAL DATA OF BANK OF YOKOHAMA

The following tables present Bank of Yokohama’s selected historical financial data at and for each of the periods indicated. The following data for each of the years ended March 31, 2016, 2015 and 2014 has been derived from Bank of Yokohama’s annual consolidated financial statements prepared in accordance with IFRS, which have been audited by Deloitte Touche Tohmatsu LLC, an independent registered public accounting firm, including the consolidated statements of financial position at March 31, 2016, 2015 and 2014 and the related consolidated income statements for the years ended March 31, 2016, 2015 and 2014 and the accompanying notes, appearing elsewhere in this annual report.

The data presented below is only a summary and should be read in conjunction with the consolidated financial statements of Bank of Yokohama, related notes, and other financial information included herein. You should also read “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Bank of Yokohama” in this annual report.

	At and for the year ended March 31,
	2016	2015	2014
	(Millions of yen except per share data)
Income statement data
Interest income	¥147,662	¥154,686	¥161,152
Interest expenses	12,228	10,625	11,598
Fee and commission income	57,765	59,639	55,636
Fee and commission expenses	5,869	6,196	5,775
Operating income	233,884	235,940	244,888
Operating expenses	131,649	116,503	133,450
Profit before tax	102,575	119,442	111,444
Net profit	64,913	79,192	66,487
Other comprehensive income (loss) for the year, net of tax	(29,469)	58,430	4,377
Total comprehensive income	35,444	137,622	70,864

Statement of financial position data
Total assets	¥15,278,591	¥15,364,223	¥13,725,246
Cash and deposits with banks	2,095,888	2,326,802	1,427,693
Investment securities	2,405,296	2,522,296	2,104,402
Loans and advances	10,033,886	9,857,034	9,610,304

Total liabilities	14,314,056	14,389,531	12,844,682
Deposits	12,818,405	12,232,493	11,880,421
Cash collateral on securities lent	111,856	247,652	91,591
Borrowings	921,639	811,282	434,071

Equity attributable to shareholders of the parent	959,575	969,850	868,362
Non-controlling interests	4,960	4,842	12,202
Total equity	964,535	974,692	880,564
Share capital	215,629	215,629	215,629

Per share data (yen)
Basic earnings per share (1)	¥52.52	¥59.78	¥49.28
Diluted earnings per share (2)	52.49	59.75	49.25
Book value per share (3)	796.60	778.24	677.78
Dividend per share (4)	13.0	12.0	11.5
Dividend per share ($) (5)	0.12	0.11	0.11
Weighted average number of common shares issued (thousands)	1,226,501	1,261,052	1,297,187

	At and for the year ended March 31,
	2016	2015	2014
	(Millions of yen except per share data)
Weighted average number of common shares for calculation of diluted earnings per share (thousands)	1,227,102	1,261,773	1,297,879
Number of common shares outstanding excluding treasury shares (thousands)	1,204,582	1,246,215	1,281,191

(1)	Basic earnings per share is calculated by dividing net profit attributable to common shareholders of Bank of Yokohama by the weighted-average number of common shares outstanding during the year, excluding common shares purchased by Bank of Yokohama and held as treasury shares.
(2)	Diluted earnings per share is calculated by dividing net profit attributable to common shareholders of Bank of Yokohama by the weighted average number of common shares outstanding adjusted for the effect of all dilutive potential common shares.
(3)	Book value per share is calculated by dividing the total equity attributable to shareholders of Bank of Yokohama by the number of common shares, excluding common shares purchased as treasury shares.
(4)	Dividend per share is dividend paid on Bank of Yokohama common shares for the periods indicated.
(5)	Dividend per share ($) is calculated using the yen-dollar exchange rate at the record date of the dividend declared.

Japanese GAAP Selected Historical Financial Data

The following Japanese GAAP selected historical financial data of Bank of Yokohama at and for the years ended March 31, 2016, 2015, 2014, 2013 and 2012 have been derived from Bank of Yokohama’s consolidated financial statements prepared in accordance with Japanese GAAP, which are not included in this annual report.

	At and for the year ended March 31,
	2016	2015	2014	2013	2012
	(Millions of yen except per share data)
Statements of Income
Total income	¥324,958	¥317,692	¥298,228	¥294,010	¥298,934
Interest income	161,314	164,181	167,959	173,107	177,916
Fees and commissions	65,186	67,206	62,740	56,095	54,326
Other ordinary income	81,766	65,386	53,349	56,962	56,683
Total expenses	211,015	199,006	193,264	199,519	203,003
Interest expenses	9,912	7,959	8,613	10,367	11,947
Other ordinary expenses	70,260	55,721	41,693	43,630	44,644
General and administrative expenses	111,523	113,075	110,250	109,510	110,867
Income before income taxes	113,943	118,686	104,963	94,490	95,931
Profit	74,574	76,324	60,690	55,342	51,190
Per Share Information (yen)
Basic net income per share (1)	¥60.80	¥60.52	¥46.78	¥41.66	¥37.84
Diluted net income per share (2)	60.77	60.48	46.76	41.64	37.82
Book value per share (3)	799.85	774.51	673.74	641.49	578.23
Dividend on common stock (4)	14.00	13.00	12.00	11.00	10.00
Balance Sheet
Total assets	¥15,268,948	¥15,377,845	¥13,832,063	¥13,468,743	¥12,802,131
Securities	2,368,351	2,460,453	2,044,741	2,219,630	2,113,975
Loans and bills discounted	9,948,486	9,724,053	9,453,564	9,343,974	8,970,301
Total liabilities	14,260,145	14,367,349	12,910,556	12,573,078	11,969,365
Deposits	12,635,256	12,121,479	11,829,221	11,450,207	11,061,581

	At and for the year ended March 31,
	2016	2015	2014	2013	2012
	(Millions of yen except per share data)
Borrowed money	825,662	695,315	301,184	300,618	304,226
Total net assets	1,008,803	1,010,495	921,506	895,664	832,765
Capital stock	215,628	215,628	215,628	215,628	215,628
Treasury shares	(34,009)	(5,090)	(5,585)	(625)	(5,591)

(1)	Basic net income per share is calculated by dividing the profit attributable to common shareholders of Bank of Yokohama by the weighted average number of common shares outstanding during the year, excluding common shares purchased and held as treasury shares by Bank of Yokohama.
(2)	Diluted net income per share is calculated by dividing the profit attributable to common shareholders of Bank of Yokohama by the weighted average number of common shares outstanding adjusted for the effect of conversion of all dilutive potential common shares.
(3)	Book value per share is calculated by dividing net assets excluding subscription rights to shares and minority interests by the number of common shares, excluding common shares purchased as treasury shares.
(4)	Dividend on common stock is dividend paid on Bank of Yokohama common stock for the record dates falling on the periods indicated.

IFRS SELECTED HISTORICAL FINANCIAL DATA OF HIGASHI-NIPPON BANK

The following tables present Higashi-Nippon Bank’s selected historical financial data at and for each of the periods indicated. The following data for each of the years ended March 31, 2016, 2015 and 2014 has been derived from Higashi-Nippon Bank’s annual consolidated financial statements prepared in accordance with IFRS, which have been audited by Deloitte Touche Tohmatsu LLC, an independent registered public accounting firm, including the consolidated statements of financial position at March 31, 2016, 2015 and 2014 and the related consolidated income statements for the years ended March 31, 2016, 2015 and 2014 and the accompanying notes, appearing elsewhere in this annual report.

The data presented below is only a summary and should be read in conjunction with the consolidated financial statements of Higashi-Nippon Bank, related notes, and other financial information included herein. You should also read “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Higashi-Nippon Bank” in this annual report.

	At and for the year ended March 31,
	2016	2015	2014
	(Millions of yen except per share data)
Income statement data
Interest income	¥27,346	¥27,340	¥28,243
Interest expenses	1,572	1,610	1,689
Fee and commission income	2,840	2,786	2,613
Fee and commission expenses	431	431	415
Operating income	36,233	37,678	34,858
Operating expenses	23,206	23,331	25,221
Profit before tax	13,027	14,347	9,637
Net profit	7,457	8,168	5,340
Other comprehensive income (loss) for the year, net of tax	(8,986)	5,901	1,609
Total comprehensive income (loss) for the year	(1,529)	14,069	6,949

Statement of financial position data
Total assets	¥2,182,562	¥2,078,908	¥1,935,553
Cash and deposits with banks	84,584	100,650	63,614
Investment securities	443,866	415,566	374,336
Loans and advances	1,613,969	1,521,802	1,439,323

Total liabilities	2,092,414	1,985,861	1,855,226
Deposits	1,959,494	1,893,303	1,823,399

Equity attributable to shareholders of the parent	89,885	92,836	80,146
Non-controlling interests	263	211	181
Total equity	90,148	93,047	80,327
Share capital	38,300	38,300	38,300

Per share data (yen)
Basic earnings per share (1)	¥41.87	¥46.04	¥29.96
Diluted earnings per share (2)	41.65	45.81	29.84
Book value per share (3)	508.20	525.11	453.81
Dividend per share (4)	8.0	8.0	8.0
Dividend per share ($) (5)	0.07	0.07	0.08
Weighted average number of common shares issued (thousands)	176,857	176,755	176,611
Weighted average number of common shares for calculation of diluted earnings per share (thousands)	177,789	177,645	177,302
Number of common shares outstanding excluding treasury shares (thousands)	176,870	176,793	176,605

(1)	Basic earnings per share is calculated by dividing net profit attributable to common shareholders of Higashi-Nippon Bank by the weighted-average number of common shares outstanding during the year, excluding common shares purchased by Higashi-Nippon Bank and held as treasury shares.
(2)	Diluted earnings per share is calculated by dividing net profit attributable to common shareholders of Higashi-Nippon Bank by the weighted average number of common shares outstanding adjusted for the effect of all dilutive potential common shares.
(3)	Book value per share is calculated by dividing the total equity attributable to shareholders of Higashi-Nippon Bank by the number of common shares, excluding common shares purchased as treasury shares.
(4)	Dividend per share is dividend paid on Higashi-Nippon Bank common shares for the periods indicated.
(5)	Dividend per share ($) is calculated using the yen-dollar exchange rate at the record date of the dividend declared.

Japanese GAAP Selected Historical Financial Data

The following Japanese GAAP selected historical financial data of Higashi-Nippon Bank at and for the years ended March 31, 2016, 2015, 2014, 2013 and 2012 have been derived from Higashi-Nippon Bank’s consolidated financial statements prepared in accordance with Japanese GAAP, which are not included in this annual report.

	At and for the year ended March 31,
	2016	2015	2014	2013	2012
	(Millions of yen except per share data)
Statements of Income
Total ordinary income	¥42,132	¥43,670	¥39,994	¥38,883	¥41,406
Interest on loans and bills discounted	27,738	28,032	28,648	28,996	29,653
Total ordinary expenses	28,674	30,584	30,016	30,939	29,583
General and administrative expenses	23,329	23,924	23,379	23,108	23,207
Ordinary profit	13,458	13,086	9,978	7,944	11,823
Income before income taxes	11,080	12,992	9,846	7,810	11,521
Profit	6,983	8,567	5,545	4,581	5,832
Per Share Information (yen)
Basic net income per share (1)	¥39.49	¥48.47	¥31.40	¥25.94	¥32.58
Diluted net income per share (2)	39.28	48.23	31.28	25.91	32.58
Book value per share (3)	635.52	655.17	573.11	554.88	513.22
Dividend on common stock (4)	8	8	8	8	8
Balance Sheets
Total assets	¥2,209,743	¥2,104,727	¥1,960,768	¥1,906,817	¥1,857,201
Securities	445,260	416,644	374,719	386,557	352,994
Loans and bills discounted	1,645,634	1,555,551	1,473,488	1,437,265	1,371,093
Total liabilities	2,096,864	1,988,501	1,859,222	1,808,616	1,766,459
Deposits	1,851,196	1,848,666	1,779,505	1,716,844	1,718,630
Total net assets	112,878	116,226	101,546	98,200	90,742
Capital stock	38,300	38,300	38,300	38,300	38,300
Treasury shares	(1,413)	(1,422)	(1,453)	(1,450)	(1,448)

(1)	Basic net income per share is calculated by dividing the profit attributable to common shareholders of Higashi-Nippon Bank by the weighted average number of common shares outstanding during the year, excluding common shares purchased and held as treasury shares by Higashi-Nippon Bank.
(2)	Diluted net income per share is calculated by dividing the profit attributable to common shareholders of Higashi-Nippon Bank by the weighted average number of common shares outstanding adjusted for the effect of conversion of all dilutive potential common shares.
(3)	Book value per share is calculated by dividing the total net assets excluding subscription rights to shares and minority interests by the number of common shares, excluding common shares purchased as treasury shares.
(4)	Dividend on common stock is dividend paid on Higashi-Nippon Bank common stock for the record dates falling on the periods indicated.

UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The following unaudited pro forma condensed consolidated financial information gives effect to the formation of Concordia Financial, under which Bank of Yokohama and Higashi-Nippon Bank have become wholly-owned subsidiaries by a joint share transfer. This unaudited pro forma condensed consolidated financial information consists of a pro forma condensed consolidated statement of financial position, a pro forma condensed consolidated income statement, and accompanying explanatory notes.

The unaudited pro forma condensed consolidated statement of financial position at March 31, 2016 gives effect to the joint share transfer as if it had occurred on March 31, 2016. The unaudited pro forma condensed consolidated statement of financial position has been derived from the historical consolidated statements of financial position of Bank of Yokohama and Higashi-Nippon Bank at March 31, 2016 prepared in accordance with IFRS as issued by the IASB (“IFRS”) and included in this annual report and the adjustments to arrive at the pro forma financial information.

The unaudited pro forma condensed consolidated income statement gives effect to the joint share transfer as if it had occurred at April 1, 2015. The unaudited pro forma condensed consolidated income statement has been derived from the historical consolidated income statements of Bank of Yokohama and Higashi-Nippon Bank for the year ended March 31, 2016, included in this annual report, and the adjustments to arrive at the pro forma financial information.

The unaudited pro forma condensed consolidated financial information has been presented for informational purposes only. The pro forma information is not necessarily indicative of what Concordia Financial’s financial position or results of operations actually would have been had the joint share transfer been completed at the dates indicated. In addition, the unaudited pro forma condensed consolidated financial information does not purport to project the future financial position or operating results of Concordia Financial.

The unaudited pro forma condensed consolidated financial information should be read in conjunction with the following:

•	accompanying notes to the unaudited pro forma condensed consolidated financial information;

•	historical audited consolidated financial statements of Bank of Yokohama for the year ended March 31, 2016, included in this annual report; and

•	historical audited consolidated financial statements of Higashi-Nippon Bank for the year ended March 31, 2016, included in this annual report.

The unaudited pro forma condensed consolidated financial information has been prepared by applying the acquisition method in accordance with IFRS 3 “Business Combinations”. Bank of Yokohama is identified as acquirer for accounting purposes.

The acquisition method of accounting is dependent upon certain provisional valuations based on facts and circumstances that existed at the date the pro forma consolidated financial information has been prepared. The actual results of acquisition accounting will depend upon the prevailing market rates and conditions at the acquisition date. Thus, new information obtained subsequent to the date of pro forma financial information may result in an adjustment to the provisional amount of more than one asset or liability.

Differences between these preliminary estimates and the final acquisition accounting may occur and these differences may have a material impact on the accompanying unaudited pro forma consolidated financial information and Concordia Financial’s future results of operations and financial position.

UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AT MARCH 31, 2016

	Historical Bank of Yokohama	Historical Higashi-Nippon Bank	Pro Forma Adjustments	Note	Pro Forma Consolidated
	(Millions of yen)
Assets
Cash and deposits with banks	¥2,095,888	¥84,584	¥—		¥2,180,472
Call loans	269,669	338	—		270,007
Financial assets held for trading other than derivatives	11,541	—	—		11,541
Derivative financial assets	62,838	323	—		63,161
Investment securities	2,405,296	443,866	2,160	4.(a)	2,851,322
Loans and advances	10,033,886	1,613,969	35,734	4.(a)	11,683,589
Investments in associates and a joint venture	1,556	—	—		1,556
Property and equipment	174,086	19,390	5,328	4.(a)	198,804
Intangible assets	12,272	1,318	269	4.(b)	13,859
Deferred tax assets	9,628	12,799	(12,799)	4.(c)	9,628
Retirement benefit assets	12,949	—	—		12,949
Other assets	188,982	5,975	—		194,957

Total assets	¥15,278,591	¥2,182,562	¥30,692		¥17,491,845

Liabilities
Deposits	¥12,818,405	¥1,959,494	¥142	4.(a)	¥14,778,041
Call money	126,364	—	—		126,364
Cash collateral on securities lent	111,856	—	—		111,856
Derivative financial liabilities	46,566	715	—		47,281
Debt securities issued	—	9,966	133	4.(a)	10,099
Borrowings	921,639	100,958	—		1,022,597
Current tax liabilities	15,714	1,630	—		17,344
Deferred tax liabilities	29,232	—	141	4.(c)	29,373
Retirement benefit liabilities	669	9,884	—		10,553
Other liabilities	243,611	9,767	—		253,378

Total liabilities	14,314,056	2,092,414	416		16,406,886

Equity
Equity attributable to shareholders of the parent	959,575	89,885	30,276		1,079,736
Non-controlling interests	4,960	263	—		5,223

Total equity	964,535	90,148	30,276	4.(d)	1,084,959

Total liabilities and equity	¥15,278,591	¥2,182,562	¥30,692		¥17,491,845

See the accompanying notes to the unaudited pro forma condensed consolidated financial information.

UNAUDITED PRO FORMA

CONDENSED CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED MARCH 31, 2016

	Historical Bank of Yokohama	Historical Higashi-Nippon Bank	Pro Forma Adjustments	Note	Pro Forma Consolidated
	(Millions of yen, except per share amount)
Interest income	¥147,662	¥27,346	¥(2,433)	4.(e)(i),(ii)	¥172,575
Interest expenses	12,228	1,572	(58)	4.(e)(iv)	13,742

Net interest income	135,434	25,774	(2,375)		158,833
Fee and commission income	57,765	2,840	—		60,605
Fee and commission expenses	5,869	431	—		6,300

Net fee and commission income	51,896	2,409	—		54,305
Net trading income (losses)	41,818	(76)	—		41,742
Other operating income	4,736	8,126	(5,164)	4.(e)(i)	7,698

Operating income	233,884	36,233	(7,539)		262,578
Impairment losses on investment securities	4,158	102	—		4,260
Impairment losses (reversals) on loans and advances	2,796	(4,033)	—		(1,237)
General and administrative expenses	110,500	23,480	239	4.(e)(iii)	134,219
Other operating expenses	14,195	3,657	—		17,852

Operating expenses	131,649	23,206	239		155,094
Share of profit in associates and a joint venture	340	—	—		340
Profit before income taxes	102,575	13,027	(7,778)		107,824
Income tax expenses	37,662	5,570	(2,535)	4.(e)(v)	40,697

Net profit	64,913	7,457	(5,243)		67,127

Net profit attributable to:
Shareholders of the parent	64,415	7,405	(5,243)		66,577
Non-controlling interests	498	52	—		550

Net profit	¥64,913	¥7,457	¥(5,243)		¥67,127

Earnings per share (in yen)
Basic	¥52.52				¥50.35
Diluted	52.49				50.31

Weighted-average shares used to calculate earnings per share (in thousands):
Basic	1,226,501				1,322,181
Diluted	1,227,102				1,323,286

See the accompanying notes to the unaudited pro forma condensed consolidated financial information.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED FINANCIAL INFORMATION

1. Description of Transaction and Basis of Presentation

On April 1, 2016, Bank of Yokohama and Higashi-Nippon Bank consummated a business integration through a statutory joint share transfer, which was approved at the extraordinary shareholders’ meeting held on December 21, 2015. Under the joint share transfer consummated under the Companies Act of Japan, a new holding company, Concordia Financial was established, and each share of Bank of Yokohama common stock was exchanged for one (1) share of common stock of Concordia Financial, and each share of Higashi-Nippon Bank common stock was exchanged for 0.541 share of common stock of Concordia Financial in accordance with the business integration agreement entered into on September 8, 2015.

The joint share transfer will be accounted for by Concordia Financial under the acquisition method of accounting in accordance with IFRS. Based on the share transfer ratio, as set forth in the joint share transfer plan, former Bank of Yokohama shareholders effectively owned approximately 92.6% and former Higashi-Nippon Bank shareholders effectively owned approximately 7.4% of Concordia Financial based on the register of shareholders of Bank of Yokohama and Higashi-Nippon Bank upon the share transfer. Based on these ownership percentages and the relative size of assets and operations, Bank of Yokohama is the accounting acquirer for financial reporting purposes.

Under the acquisition method of accounting, Concordia Financial will record the tangible and intangible assets acquired and liabilities assumed of Higashi-Nippon Bank at their fair values and the assets and liabilities from Bank of Yokohama will be accounted for on a carryover basis. Management of Concordia Financial will be required to exercise significant judgments by making estimates and determining the underlying assumptions in order to value such assets and liabilities. If a different set of fair values were to be used at the time of the acquisition, Concordia Financial’s results of operations and financial position could differ materially. The reported financial condition and results of operations of Concordia Financial to be issued after the effectiveness of the joint share transfer will reflect Higashi-Nippon Bank’s balances and results from the date of the acquisition in addition to Bank of Yokohama’s balances and results. Following the completion of the joint share transfer, Concordia Financial’s results of operations will reflect purchase accounting adjustments, including increased amortization and depreciation expense for acquired assets.

Acquisition-related transaction costs (i.e., advisory, legal, valuation, and other professional fees) and certain acquisition-related restructuring charges are not included as a component of the consideration transferred but are accounted for as expenses in the periods in which the costs are incurred. In addition, the unaudited pro forma condensed consolidated financial information does not reflect any anticipated synergies or cost savings.

2. Consideration transferred

The following table represents the calculation of consideration transferred:

Outstanding common shares of Higashi-Nippon Bank at March 31, 2016 (thousands)	176,870
Share transfer ratio	0.541
Shares of Concordia Financial issued (thousands)	95,686
Bank of Yokohama closing share price applied to the joint share transfer (yen)	520
Consideration transferred (millions of yen)	49,757

At March 31, 2016, Bank of Yokohama and Higashi-Nippon Bank had 1,204,581 and 176,870 thousand common shares outstanding, respectively. Under the business integration agreement with a share transfer ratio of 1 to 0.541, Concordia Financial issued 1,204,581 thousand Concordia Financial common shares in exchange for outstanding common shares of Bank of Yokohama and issue 95,686 thousand Concordia Financial common shares in exchange for outstanding common shares of Higashi-Nippon Bank. As a result, shareholders of Bank of Yokohama and Higashi-Nippon Bank obtained 92.6% and 7.4% voting right of Concordia Financial, respectively, based on the register of shareholders of Bank of Yokohama and Higashi-Nippon Bank at March 31, 2016.

Consideration transferred by Bank of Yokohama as the accounting acquirer for its interest in Higashi-Nippon Bank as the accounting acquiree was based on the number of shares Bank of Yokohama had to issue to give the shareholders of Higashi-Nippon Bank the same percentage equity interest in Concordia Financial that resulted from the joint share transfer. The number of shares calculated in that way was used as the consideration transferred in exchange for the acquiree.

3. Estimated pro forma allocation of the purchase price

Following table shows the purchase price allocation from the transaction:

Description		Amount
		(Millions of yen)
Estimate of the net amount of the acquisition-date fair value of identifiable assets acquired and liabilities assumed
Estimate of the identifiable assets acquired:
Cash and deposits with banks		¥84,584
Investment securities		446,026
Loans and advances		1,649,703
Other		32,941

Sub-total	a	2,213,254
Estimate of the liabilities assumed:
Deposits		1,959,636
Other		133,194

Sub-total	b	2,092,830
Total	c=a-b	120,424
Non-controlling interests	d	263
Consideration transferred	e	49,757
Estimate of a gain on bargain purchase	f=c-(d+e)	70,404

At March 31, 2016, Bank of Yokohama estimated the pro forma purchase price allocation of financial assets and liabilities based on the fair value disclosures in Higashi-Nippon Bank’s audited financial statements. The allocation of the pro forma purchase price of other assets and liabilities is based on an estimate of the fair value of assets acquired and liabilities assumed. The final purchase price allocation will be based on valuation reports prepared at the acquisition date. Therefore, there may be significant differences between this pro forma allocation and the final allocation under IFRS.

Bank of Yokohama measured components of non-controlling interests in Higashi-Nippon Bank at the present ownership instruments’ proportionate share in the recognized amounts of the respective subsidiary’s identifiable net assets.

The excess of the estimate of the net identifiable assets over the aggregate of non-controlling interests and the consideration transferred would be recognized as a gain on bargain purchase.

The gain on bargain purchase is presented as a non-recurring pro forma adjustment to the pro forma statement of financial position, and not included as an adjustment to the pro forma income statement.

4. Pro forma adjustments

(a)	Fair value adjustments for identifiable assets acquired and liabilities assumed

To adjust the value of investment securities, loans and advances, property and equipment, deposits, and debt securities issued to recognize the assets acquired and liabilities assumed of Higashi-Nippon Bank at fair value.

(b)	Identifiable intangible assets recognized

To adjust the value of identifiable intangible assets to fair value.

An intangible asset is identifiable if it either:

•	is separable, i.e. capable of being separated or divided from the entity and sold, transferred, licensed, rented or exchanged, either individually or together with a related contract, identifiable asset or liability, regardless of whether the entity intends to do so; or

•	arises from contractual or other legal rights, regardless of whether those rights are transferable or separable from the entity or from other rights and obligations.

The customer relationships of Higashi-Nippon Bank is recognized as identifiable intangible assets.

(c)	Deferred income taxes

To adjust the deferred income taxes to recognize deferred tax liabilities arising from the pro forma adjustments of ¥ 12,940 million and offset the deferred tax assets of Higashi-Nippon Bank of ¥12,799 million. The tax effects of the pro forma adjustments are calculated with reference to the statutory tax rate of 29.9%, which is applied to Higashi-Nippon Bank during the period presented.

(d)	Equity

To adjust equity to eliminate equity of Higashi-Nippon Bank of ¥90,148 million and record the estimate of the net amount of the acquisition-date fair value of identifiable assets acquired and liabilities assumed of Higashi-Nippon Bank of ¥120,424 million.

(e)	Income statement adjustments

(i)	Investment securities

Interest income and other operating income are adjusted resulting from fair value adjustments of investment securities at April 1, 2015 which reduced effective interest rates and resulted in a decrease of interest income and other operating income.

(ii)	Loans and advances

Interest income is adjusted resulting from fair value adjustments of loans and advances at April 1, 2015 which reduced effective interest rates and resulted in a decrease of interest income.

(iii)	Identifiable intangible assets recognized

General and administrative expenses are adjusted resulting from subsequent amortization of intangible assets recognized at April 1, 2015.

Intangible assets are amortized over 14-15 years.

(iv)	Debt securities issued

Interest expenses are adjusted resulting from subsequent amortization of fair value adjustments at April 1, 2015.

(v)	Income tax expenses

Income tax expenses are adjusted for the effect of pro forma adjustments. The tax effects of the pro forma adjustments are calculated with reference to the statutory tax rate of 32.25%-32.98%, which is applied to Higashi-Nippon Bank during the period presented.

5. Earnings per share

(a)	Historical basic earnings per share

Historical basic earnings per share is calculated by dividing net profit attributable to common shareholders by the weighted average number of common shares outstanding during the year, excluding common shares purchased and held as treasury shares.

(b)	Historical diluted earnings per share

Historical diluted earnings per share is calculated by dividing net profit attributable to common shareholders by the weighted average number of common shares outstanding during the year, excluding common shares purchased and held as treasury shares, adjusted for the effect of all dilutive potential common shares.

(c)	Pro forma earnings per share

Pro forma earnings per share are calculated on the assumption that the proposed joint transfer had occurred and treasury shares are cancelled at April 1, 2015.

Weighted average number of common shares used is adjusted for calculating diluted earnings per share because share-based payments of Bank of Yokohama and Higashi-Nippon Bank are replaced to those of Concordia Financial.

Following table shows the calculation of Pro forma basic earnings per share:

Amount
(Millions of yen)
Net profit attributable to shareholders of Bank of Yokohama	¥64,415
Net profit attributable to shareholders of Higashi-Nippon Bank	7,405
Pro forma adjustments	(5,243)

Pro forma net profit attributable to shareholders of Concordia Financial	66,577

Pro forma weighted average number of common shares issued (thousands)	1,322,181
Pro forma basic earnings per share (yen)	50.35

Following table shows the adjustment of pro forma weighted average number of common shares:

	Historical	Share transfer ratio	Unaudited Pro forma
	(Thousands)		(Thousands)
Bank of Yokohama	1,226,501	1.0	1,226,501
Higashi-Nippon Bank	176,857	0.541	95,680

Concordia Financial	—	—	1,322,181

Following table shows the calculation of Pro forma diluted earnings per share:

Amount
(Millions of yen)
Pro forma net profit attributable to shareholders of Concordia Financial	¥66,577

Weighted-average number of common shares for calculation of diluted earnings per share (thousands)	1,323,286
Pro forma diluted earnings per share (yen)	50.31

Following table shows the adjustment of pro forma weighted-average number of common shares for calculation of diluted earnings per share:

	Historical			Share transfer ratio	Unaudited Pro forma
	Weighted average number of common shares issued	Adjustments for: Effect of stock acquisition rights issued	Weighted- average number of common shares for calculation of diluted earnings
	(Thousands)	(Thousands)	(Thousands)		(Thousands)
Bank of Yokohama	1,226,501	601	1,227,102	1.0	1,227,102
Higashi-Nippon Bank	176,857	932	177,789	0.541	96,184

Concordia Financial	—			—	1,323,286

SELECTED HISTORICAL AND UNAUDITED PRO FORMA PER SHARE DATA

The following table sets forth certain historical unaudited pro forma equivalent information with respect to net book value per share at March 31, 2016 and earnings per share and dividends per share for the year ended March 31, 2016 for Bank of Yokohama and Higashi-Nippon Bank. The historical information for each of Bank of Yokohama and Higashi-Nippon Bank has been prepared under IFRS. The information that follows should be read in conjunction with the unaudited pro forma condensed consolidated financial information and notes thereto and the audited consolidated financial statements for the year ended March 31, 2016 of Bank of Yokohama and Higashi-Nippon Bank, included elsewhere in this annual report.

The pro forma per share data have been included for comparative purposes only and do not purport to be indicative of (a) the results of operations or financial position of Concordia Financial which actually would have been realized had the joint share transfer been completed at the date indicated, or of (b) the results of operations or financial position of Concordia Financial which may be obtained in the future.

	At and for the year ended March 31, 2016
	Historical Bank of Yokohama	Historical Higashi-Nippon Bank	Unaudited Pro Forma Consolidated (5)
		(Yen)
Earnings per share from continuing operations
Basic (1)	52.52	41.87	50.35
Diluted (2)	52.49	41.65	50.31
Net book value per share (3)	796.60	508.20	830.39
Dividends per share (4)	13.00	8.00	17.33

(1)	Historical basic earnings per share is calculated by dividing net profit attributable to common shareholders by the weighted average number of common shares outstanding during the year, excluding common shares purchased and held as treasury shares.
(2)	Historical diluted earnings per share is calculated by dividing net profit attributable to common shareholders by the weighted average number of common shares outstanding during the year, excluding common shares purchased and held as treasury shares, adjusted for the effect of all dilutive potential common shares.
(3)	Historical net book value per share is calculated by dividing the equity attributable to shareholders by the number of common shares, excluding common shares purchased as treasury shares.
(4)	Historical dividend per share is dividend paid on common shares for the periods indicated.
(5)	Pro forma earnings per share are calculated on the assumption that the proposed joint transfer had occurred at April 1, 2015.

CURRENCY EXCHANGE RATES

Fluctuations in exchange rates between the Japanese yen and the U.S. dollar and other currencies will affect the U.S. dollar and other currency equivalents of the Japanese yen price of Bank of Yokohama, Higashi-Nippon Bank and Concordia Financial shares and the U.S. dollar amounts received on conversion of any cash dividends. The following tables show, for the periods and dates indicated, certain information regarding the U.S. dollar/Japanese yen exchange rate. The information is based on the noon buying rates in the City of New York as announced for custom purposes by the Federal Reserve Bank of New York expressed in Japanese yen per $1.00. On July 22, 2016, the exchange rate was ¥106.22 per $1.00.

	High	Low	Average	Period-end
Most Recent Six Months
January 2016	¥121.05	¥116.38	¥118.23	¥121.05
February 2016	121.06	111.36	114.62	112.90
March 2016	113.94	111.30	112.93	112.42
April 2016	112.06	106.90	109.55	106.90
May 2016	110.75	106.34	108.85	110.75
June 2016	109.55	101.66	105.35	102.77
July 2016 (through July 22, 2015)	106.65	100.65	104.01	106.22

RISK FACTORS

In addition to the other information included or incorporated by reference into this annual report, including the matters addressed under the caption “Cautionary Statement Concerning Forward-Looking Statements,” you should carefully consider the matters described below in evaluating the matters described in this annual report.

Risks Related to Our Ongoing Integration

Concordia Financial may fail to realize the anticipated benefits of the joint share transfer due to the challenges of integrating the operations of Bank of Yokohama and Higashi-Nippon Bank.

The success of the joint share transfer will depend, in part, on Concordia Financial’s ability to realize the anticipated growth opportunities, synergies and cost savings from integrating the operations of Bank of Yokohama and Higashi-Nippon Bank. The business integration agreement calls for an ongoing integration process, including replacing the core system used by Higashi-Nippon Bank with that used by Bank of Yokohama and unifying creditor classifications of Bank of Yokohama and Higashi-Nippon Bank. Concordia Financial faces significant challenges relating to integrating the operations of Bank of Yokohama and Higashi-Nippon Bank, including the following:

•	effectively integrating the respective organizations, key management, employees and other personnel, business cultures, procedures and operations of Bank of Yokohama and Higashi-Nippon Bank;

•	identifying and streamlining redundant operations and assets, and combining the product and service offerings effectively and quickly;

•	allocating resources effectively to areas and activities that present substantial potential synergies identified as a result of the joint share transfer;

•	smoothly transitioning relevant operations to a common information technology system; and

•	developing and implementing uniform accounting policies, internal controls and procedures, disclosure controls and procedures and other governance policies and standards.

If Concordia Financial is not able to successfully manage the integration process, take advantage of the anticipated synergies, and create an integrated business, the anticipated benefits of the joint share transfer and subsequent integration may not be realized fully or at all or may take longer to realize than expected.

Significant costs are being incurred in the course of the integration of the business operations of Bank of Yokohama and Higashi-Nippon Bank.

Concordia Financial is incurring significant costs related to the integration of the business operations of Bank of Yokohama and Higashi-Nippon Bank. Transaction-related expenses include financial advisory, consulting, legal and accounting fees and expenses and other related charges. Concordia Financial may also incur significant indirect costs while integrating and combining the businesses, including expenses associated with eliminating redundant operations and resources, and reallocating and integrating resources and operations. Moreover, Concordia Financial may also incur significant opportunity costs in the form of substantial disruption to its businesses and distraction of its management and employees from day-to-day operations.

Uncertainties associated with Concordia Financial as a new owner may damage existing relationships with customers and business partners of Bank of Yokohama and Higashi-Nippon Bank.

Customers and business partners of Bank of Yokohama or Higashi-Nippon Bank may, in response to the steps taken to integrate the businesses of Bank of Yokohama and Higashi-Nippon Bank, delay or defer decisions concerning their relationships with Concordia Financial. The loss of business from such customers and business partners may have a material adverse effect on Concordia Financial’s business and results of operations.

Concordia Financial is a holding company and its ability to meet its obligations depends upon the results of operations from its subsidiaries. Concordia Financial’s ability to pay dividends is also restricted by statutory provisions.

Concordia Financial is a holding company that conducts substantially all of its operations through its subsidiaries. Accordingly, Concordia Financial is dependent upon the earnings and cash flows of, and dividends and other distributions from, its subsidiaries to provide funds necessary to meet its obligations. The ability of Concordia Financial’s subsidiaries to pay dividends to Concordia Financial may be limited by statutory provisions and contractual restrictions. As a result, although Concordia Financial’s subsidiaries may have cash, Concordia Financial may not be able to access that cash to satisfy its obligations and pay dividends to its stockholders.

Under the Companies Act of Japan (the “Companies Act”), Concordia Financial may not declare or pay dividends unless it meets specified financial criteria on an unconsolidated basis. Generally, Concordia Financial is permitted to pay dividends only if it has certain surplus as calculated based on the aggregate of other capital surplus (sonota shihon joyokin) and other retained earnings (sonota rieki joyo kin) on its unconsolidated balance sheet as of the end of the preceding fiscal year as determined in accordance with Japanese GAAP. For details of restrictions on the payment of dividends, see “Item 10. Additional Information — Memorandum and Articles of Incorporation — Dividends.”

In addition, Concordia Financial’s right to participate in any distribution of assets of any of its subsidiaries upon the subsidiary’s liquidation or otherwise is subject to the prior claims of creditors of that subsidiary, except to the extent that any claims by Concordia Financial as a creditor of such subsidiary are recognized. As a result, the shares of each subsidiary held by Concordia Financial are effectively subordinated to all existing and future liabilities and obligations of that subsidiary.

A successful legal challenge to the validity of the joint share transfer following its completion may invalidate the shares of Concordia Financial issued in the joint share transfer.

Until six months after the effective date of the joint share transfer, any of Bank of Yokohama’s or Higashi-Nippon Bank’s shareholders, directors, audit & supervisory board members or liquidators as of the effective date of the joint share transfer may bring a court action to nullify the joint share transfer. Concordia Financial’s shareholders, directors, audit & supervisory board members or liquidators may also bring a court action to nullify the joint share transfer until six months after the effective date of the joint share transfer. A court may nullify the joint share transfer if it finds that a material procedural defect occurred in connection with the joint share transfer. If any court action challenging the validity of the joint share transfer is brought, the price or liquidity of Concordia Financial’s shares may be adversely affected, regardless of the merits of the claim. Moreover, if such a court action is successful and a court enters a final and binding judgment, Concordia Financial would be liquidated and Concordia Financial’s shareholders at the time of such judgment will receive shares of common stock of Bank of Yokohama and/or Higashi-Nippon Bank.

Risks Relating to Concordia Financial’s Business

Concordia Financial’s regional concentration in Kanagawa and Tokyo Prefectures exposes it to adverse economic conditions in its primary retail banking network footprint.

Concordia Financial’s core banking business, namely offering loans and taking deposits, is concentrated within its retail banking network footprint, located principally within Kanagawa and Tokyo Prefectures. The economies of Kanagawa and Tokyo Prefectures together constitute a significant part of the Japanese economy, and the trend of the conditions of the Japanese economy tends to generally track the conditions of Kanagawa and Tokyo Prefectures. Concordia Financial’s business is influenced particularly by changes in the economic conditions in Kanagawa and Tokyo Prefectures that could affect the amount of deposits, outstanding amount of loans and amount of non-performing loans, and credit losses. Accordingly, adverse changes in the economic conditions of

Kanagawa and Tokyo Prefectures could adversely affect its business, financial condition, results of operations and cash flows, as well as the price of shares of its common stock.

Concentration of loans to small and medium-sized enterprises and individual customers, as well as concentration of loans in the real estate industry, may increase Concordia Financial’s exposure to credit risk.

Concordia Financial has substantial exposure of loans extended to customers who are small and medium-sized enterprises as well as individuals. In addition, a significant portion of its loan portfolio is concentrated in the real estate industry. The real estate industry has historically shown higher volatility as compared to changes in conditions in the general economy, including those of Kanagawa and Tokyo Prefectures. Such concentration in the nature of its customers and its loan portfolio may increase credit losses and increase its exposure to credit risk depending on future events, such as a significant weakening in the business and financial conditions of small and medium-sized enterprises, deteriorating conditions in the real estate industry, decrease in the value of real estate over which Concordia Financial has security interests in connection with its loans, and reduced consumer spending. In addition, small and medium-sized enterprises may have higher risk of default because they tend to have less credit strength compared to large-scale enterprises. Accordingly, concentration in the customers and loan portfolio of Concordia Financial may adversely affect its business, financial condition, results of operations and cash flows, as well as the price of shares of its common stock.

Changes in interest rates could adversely affect Concordia Financial’s business, financial condition, results of operations and cash flows as well as its capital adequacy ratio.

Concordia Financial’s earnings and cash flows largely depend upon its net interest income. Net interest income is the difference between interest income earned on interest-earning assets, such as loans and investment securities, and interest expense paid on interest-bearing liabilities, such as deposits and borrowings. Interest rates are sensitive to many factors that are beyond Concordia Financial’s control, including economic conditions, competition, and policies of various governmental and regulatory agencies, in particular the policies of the Bank of Japan.

In addition, increases in interest rates, especially if sudden and significant, could substantially decrease the value of Concordia Financial’s fixed income portfolio, and any unexpected changes in yield curves could adversely affect the value of Concordia Financial’s bond and interest rate derivative positions, which in turn may affect its capital adequacy ratio and capital position. Market volatility may also result in significant unrealized losses or impairment losses on such instruments.

Accordingly, changes in interest rates could adversely affect Concordia Financial’s business, financial condition, results of operations and cash flows, as well as the price of shares of its common stock.

Future declines of securities prices on Japanese stock markets or other global markets could cause unrealized losses, impairment losses and losses from sales of equity securities as well as affect Concordia Financial’s capital adequacy ratio.

Concordia Financial holds investments in marketable equity securities, the values of which depend mainly on prices of the securities in the stock market. Substantial declines in the Japanese or other global markets could result in unrealized losses, impairment losses and losses on sales of equity securities, which could adversely affect its business, financial condition, results of operations and cash flows, as well as the price of shares of its common stock.

In addition, Concordia Financial’s regulatory capital position depends in part on the fair value of its equity securities portfolio. Substantial declines in the Japanese stock market or other global markets would adversely affect its capital adequacy ratio and capital position. See “— Failure to maintain capital adequacy ratios and liquidity coverage ratios above minimum required levels, as a result of the materialization of risks or regulatory changes, could have an adverse effect on Concordia Financial, Bank of Yokohama or Higashi-Nippon Bank.”

Concordia Financial may suffer credit losses or may have to provide for a significant amount of additional allowance for credit losses if Concordia Financial’s borrowers are unable to repay their loans as expected.

By lending money or committing to lend money, Concordia Financial incurs credit risk, which is the risk of losses if borrowers do not repay their loans. Concordia Financial may incur significant credit losses or have to provide for a significant amount of additional allowance for credit losses relating to nonperforming loans if:

•	economic conditions, especially in Kanagawa and Tokyo Prefectures, deteriorate;

•	the value of assets over which it will have security interests in, such as real estate or securities, declines; or

•	the financial conditions of Concordia Financial’s borrowers deteriorate.

In addition, Concordia Financial’s actual loan losses could materially exceed the allowance for credit losses or its estimate of credit losses based on its evaluations of customers’ creditworthiness or current value of collateral, or its estimate of credit losses may differ as a result of inspection of its regulators. In each case, Concordia Financial may need to provide for additional allowance for credit losses. Such a need may adversely affect its business, financial condition, results of operations and cash flows, as well as the price of shares of its common stock.

Intensification of competition in the market for financial services, particularly in Kanagawa and Tokyo Prefectures, could have an adverse effect on Concordia Financial.

Ongoing deregulation in Japan, which has lowered the barriers to entry with respect to the provision of banking and other financial services, has intensified competition. Such deregulation allows other banks, including new or existing regional and larger banks, financial groups, non-bank finance companies, government-affiliated entities and other financial services providers to enter into new business areas or expand existing businesses, resulting in the intensification of competition in the banking industry. Increased competition in Kanagawa and Tokyo Prefectures in particular from these competitors may decrease the net interest income as a result of contraction of the spread of interest rate between interest income earned on interest-earning assets and interest expense paid on interest-bearing liabilities. In addition, it may put downward pressure on the fees that Concordia Financial can charge for its services, cause it to lose market share, or require it to incur additional expenses in order to remain competitive. Furthermore, there may be further consolidation within the financial services industry which may intensify competition in the industry as a result of the emergence of stronger competitors with more resources, financial or otherwise. If Concordia Financial is unable to respond effectively to existing or future competition or consolidation within the industry, that could adversely affect its business, financial condition, results of operations and cash flows, as well as the price of shares of its common stock.

Failure to maintain capital adequacy ratios and liquidity coverage ratios above minimum required levels, as a result of the materialization of risks or regulatory changes, could have an adverse effect on Concordia Financial, Bank of Yokohama or Higashi-Nippon Bank.

Concordia Financial and its subsidiaries, Bank of Yokohama and Higashi-Nippon Bank, are required to follow the capital adequacy ratio guidelines adopted by Japan’s Financial Services Agency, or FSA, and endeavor to maintain their capital adequacy ratios at sufficiently high levels. Such ratios are calculated pursuant to standards set forth by the FSA and based on accounting principles generally accepted in Japan, or Japanese GAAP. However, their respective capital adequacy ratios could decline in the future, including, but not limited to, as a result of any of the following:

•	decrease in Concordia Financial, Bank of Yokohama or Higashi-Nippon Bank’s capital and retained earnings;

•	decline in the value of securities that they hold;

•	repayments of subordinated debt obligations;

•	increase in risk-weighted assets resulting from business growth, strategic investments, borrower downgrades or changes in parameters such as probability of default; and

•	the materialization of any of the risks enumerated in these “Risk Factors.”

In addition, if the framework set by the Basel Committee on Banking Supervision, upon which the FSA’s rules concerning banks’ capital adequacy ratios are based, is changed or if the FSA otherwise changes its banking regulations, Concordia Financial, Bank of Yokohama or Higashi-Nippon Bank might not be able to meet the minimum regulatory requirements for capital adequacy ratios.

Furthermore, Concordia Financial and Bank of Yokohama are required to follow the liquidity coverage ratio guidelines adopted by the FSA. If the framework set by the Basel Committee on Banking Supervision, upon which the FSA’s rules concerning banks’ liquidity coverage ratio are based, is changed or if the FSA otherwise changes its banking regulations, Concordia Financial or Bank of Yokohama might not be able to meet the minimum regulatory requirements for liquidity coverage ratio.

If the capital adequacy ratios or liquidity coverage ratios of Concordia Financial and its subsidiaries, Bank of Yokohama and/or Higashi-Nippon Bank, fall below specified levels, the FSA could require Concordia Financial to take corrective actions, such as submission of an improvement plan that would strengthen its respective capital base or a reduction of Concordia Financial, Bank of Yokohama and/or Higashi-Nippon Bank’s total assets. If the FSA deems such corrective actions to be not adequate, the FSA may suspend all or a portion of Concordia Financial, Bank of Yokohama or Higashi-Nippon Bank’s respective business operations.

Accordingly, failure to maintain capital adequacy ratios or liquidity coverage ratios could adversely affect Concordia Financial’s business, financial condition, results of operations and cash flows, as well as the price of shares of its common stock.

A withdrawal or downgrade of the credit ratings of Concordia Financial, Bank of Yokohama or Higashi-Nippon Bank could have a negative effect on Concordia Financial.

Concordia Financial, Bank of Yokohama and Higashi-Nippon Bank have been assigned credit ratings by major domestic and international credit rating agencies. A withdrawal or downgrade of credit ratings of Concordia Financial, Bank of Yokohama or Higashi-Nippon Bank may have various effects including, but not limited to, the following:

•	Concordia Financial, Bank of Yokohama or Higashi-Nippon Bank may have to accept less favorable terms in its transactions with counterparties, including capital raising activities;

•	Concordia Financial, Bank of Yokohama or Higashi-Nippon Bank may be unable to enter into certain transactions, including accessing capital markets; and

•	existing agreements or transactions may be cancelled.

Any of these or other effects of a withdrawal or downgrade of credit ratings of Concordia Financial, Bank of Yokohama or Higashi-Nippon Bank could adversely affect Concordia Financial’s business, financial condition, results of operations and cash flows, as well as the price of shares of its common stock, reputation and regulatory capital position of Concordia Financial, Bank of Yokohama or Higashi-Nippon Bank.

A decrease in deferred tax assets due to a change in Concordia Financial’s estimation of future taxable income or change in Japanese tax policy could adversely affect Concordia Financial’s business, financial condition, results of operations and cash flows.

At the time of the share transfer, Concordia Financial recorded in accordance with applicable accounting standards deferred tax assets to the extent that future taxable income will be available against deductive temporary differences which can be utilized. If Concordia Financial’s deferred tax assets decrease due to a change in its estimation of future taxable income or its ability in whole or in part to recover the deferred tax assets, among other factors, that could adversely affect its business, financial condition, results of operations and cash flows, as well as the price of shares of its common stock.

Decreases in returns on Concordia Financial’s plan assets or revised actuarial assumptions for retirement benefits for its group employees may adversely affect Concordia Financial’s business, financial condition, results of operations and cash flows.

Concordia Financial’s pension-related costs and projected benefit obligations relating to retirement plans for its group employees is calculated based on assumptions regarding projected returns on pension assets and various actuarial assumptions relating to the retirement plans. If returns on plan assets decrease, if actual results differ from Concordia Financial’s assumptions, or if Concordia Financial revises the discount rates and other assumptions due to changes in the stock markets, interest rate environment or otherwise, Concordia Financial’s pension-related costs and projected retirement benefit obligations could increase, which could adversely affect its business, financial condition, results of operations and cash flows, as well as the price of shares of its common stock.

Fraud, misconduct or other unlawful behavior by directors, officers and employees or third parties could subject Concordia Financial to losses and regulatory sanctions.

Concordia Financial is exposed to potential losses resulting from fraud, misconduct and other unlawful behavior by directors, officers and employees, who may bind the company to transactions that exceed authorized limits or present unacceptable risks, hide from Concordia Financial and from its customers unauthorized activities, improperly use confidential information or otherwise abuse customer confidence. Third parties may also engage in fraudulent activities, including phishing, fraudulent use of bank accounts at Bank of Yokohama or Higashi-Nippon Bank or the use of false identities to open accounts for money laundering, tax evasion or other illegal purposes. Third parties could additionally use stolen or forged ATM cards, or engage in credit card fraud, and Concordia Financial may be required to indemnify victims of such fraud for related losses and to implement future preventive measures to its systems, each of which may be costly. In addition, investigations, administrative actions or litigation could commence regarding actual or alleged fraud, misconduct or other unlawful behavior by directors, officers, employees and third parties. Furthermore, Concordia Financial may not be able to recover the losses caused by these activities, including those caused by any deterioration of Concordia Financial’s reputation. Accordingly, actual or perceived unlawful behavior by directors, officers and employees or third parties could adversely affect its business, financial condition, results of operations and cash flows, as well as the price of shares of its common stock.

Concordia Financial’s business relies on its information technology systems, and their failure could harm its relationships with customers and its reputation, adversely affect its provision of services to customers or result in significant costs.

Concordia Financial uses information technology systems to deliver services to and execute transactions on behalf of its customers as well as for back-office operations on all aspects of its business. Concordia Financial’s information technology systems are subject to damage or incapacitation as a result of human errors, hacking, computer viruses, cyber-attacks, natural disasters, power losses, sabotage, acts of terrorism, deployment of new or updated systems and similar events. While Concordia Financial is taking steps to protect information technology systems from those risks, including by implementing redundancy measures and establishing data recovery capability and functionality, these measures may not be sufficient and it may encounter service disruptions in the future due to failures of the information technology systems. In addition, Concordia Financial may not be prepared to address all contingencies that could arise in the event of a major disruption of services. The failure to address such contingencies could harm its relationships with customers, its reputation, or ability to provide services to customers, or result in significant costs relating to compensation to customers and implementing future preventive measures to its systems, each of which could adversely affect its business, financial condition, results of operations and cash flows, as well as the price of shares of its common stock.

If Concordia Financial is unable to protect personal and other confidential information, it may become subject to liabilities and regulatory actions, which could lead to significant costs and harm its reputation.

Concordia Financial handles various confidential or non-public information, including those of its individual and corporate customers, in the ordinary course of its business. The information management policies it maintains and enforces to prevent information leaks and improper access to and use of such information, including those designed to meet the strict requirements of the Personal Information Protection Act of Japan, may not be effective in preventing all such problems. Leak or misuse of important information in the future could result in liabilities, including demands for compensation or lawsuits for economic losses or emotional distress, regulatory actions, additional expenses associated with making necessary changes to its systems and significant harm to its reputation, each of which could adversely affect its business, financial condition, results of operations and cash flows, as well as the price of shares of its common stock.

Operational errors could subject Concordia Financial to losses, regulatory action and reputational harm.

Concordia Financial is subject to the risk of various operational errors during the course of its ordinary business operations, including as a result of a large number of transactions that it is handling. Significant operational errors could result in losses such as costs to remediate the errors, regulatory actions in response or harm to Concordia Financial’s reputation, each of which could adversely affect its business, financial condition, results of operations and cash flows, as well as the price of shares of its common stock.

Damage to the reputation of Concordia Financial and the financial services industry in general may have an adverse effect on Concordia Financial’s business, financial condition, results of operations and cash flows.

Maintaining its reputation is vital to Concordia Financial’s business. Its reputation could be damaged through a variety of circumstances, including, among others, fraud or other misconduct or unlawful behavior by directors, officers, employees or third parties, system failures, compliance failures, investigations, adverse litigation judgments or regulatory decisions, or unfavorable outcomes of governmental inspections. Actions by the financial services industry generally or by certain members in the industry can also adversely affect customers’ confidence on the financial services industry and Concordia Financial in particular. Negative media coverage or negative information on the Internet regarding Concordia Financial or Japan’s financial services industry in general, even if inaccurate or not applicable to it, may have a materially adverse effect on Concordia Financial’s brand image. Such reputational harm could lead to a decreased customer base, reduced net income, higher operating costs and higher costs of raising capital. As a result, reputational harm could adversely affect its business, financial condition, results of operations and cash flows, as well as the price of shares of its common stock.

Concordia Financial’s business could be significantly disrupted due to natural disasters, accidents or other events beyond its control.

Concordia Financial’s headquarters, branch offices, information technology centers, computer network connections and other facilities are subject to the risk of damage from natural disasters such as earthquakes, typhoons and floods as well as from acts of terrorism, other political and social conflicts, pandemics, health epidemics and other disruptions caused by external events, which are beyond its control. Concordia Financial’s business, financial condition, results of operations and cash flows could be adversely affected if its recovery efforts, including its implementation of contingency and backup plans that it has developed such as establishing back-up offices, are not effective in preventing significant disruptions to its business operations caused by these events. Additionally, massive natural disasters such as the March 2011 Great East Japan Earthquake may have various adverse effects, including a deterioration in economic conditions, declines in the business performance of many of its corporate customers, restrictions on the operations of its business, and declines in stock prices, which could lead to an increase in the amount of non-performing loans and credit losses as well as an increase in unrealized losses on, or losses from sales of, equity securities. Consequently, natural disasters could adversely affect its business, financial condition, results of operations and cash flows, as well as the price of shares of its common stock.

Concordia Financial’s strategic initiatives and measures may not result in the anticipated outcome.

Concordia Financial is implementing strategic initiatives and measures in various areas and may also establish a number of key target figures that Concordia Financial aims to achieve in a certain period. However, Concordia Financial may not be successful in implementing such initiatives and measures, or even if Concordia Financial is successful in implementing them, the implementation of such initiatives and measures may not have their anticipated effects if market opportunities develop more slowly than expected, its initiatives have less potential than it envisioned originally or the profitability of these products and services is undermined by competitive pressures. In addition, Concordia Financial may not be able to meet any key target figures that it may announce due to these or other factors, including, but not limited to, differences in the actual economic environment or intensification of competition compared to the assumptions underlying the target figures, as well as the risks enumerated in these “Risk Factors.” The failure to implement strategic initiatives and measures or to meet key target figures could adversely affect its business, financial condition, results of operations and cash flows, as well as the price of shares of its common stock.

Concordia Financial is exposed to new or increased risks as it expands the range of its products and services.

After the business integration, Concordia Financial is expanding on the existing businesses and services of Bank of Yokohama and Higashi-Nippon Bank. This could expose Concordia Financial to new or increased risks, such as adverse regulatory changes, more competition or deterioration in the operating environments that affect those businesses, products and services. Some of those risks could be types with which Concordia Financial has no or only limited experience. As a result, Concordia Financial’s risk management systems may prove to be insufficient and may not be effective in all cases or to the degree required. If such risks materialize in a manner or to a degree outside of Concordia Financial’s expectations, it could adversely affect its business, financial condition, results of operations and cash flows, as well as the price of shares of its common stock.

Implementations of new laws or regulations, changes to existing laws and regulations or violations of laws and regulations that are applicable to Concordia Financial, its business and its employees could have an adverse effect on Concordia Financial.

Concordia Financial, its business and its employees are subject to general laws, regulations and accounting rules applicable to its business activities. They are also subject to various laws, regulations, practices and government policies applicable to financial institutions such as the Banking Act, including capital adequacy requirements, in Japan, as well as the international regulatory framework generally known as Basel III. If laws or regulations that are applicable to Concordia Financial, its business and its employees are newly implemented or changed, such as in a way that restricts it from engaging in business activities that it intends to conduct, or if Concordia Financial or its employees are unable to comply with applicable laws and regulations, it could adversely affect Concordia Financial’s business, financial condition, results of operations and cash flows, as well as the price of shares of its common stock.

Concordia Financial is subject to risks relating to litigation and other legal proceedings.

As a financial institution engaging in banking and other financial businesses in Japan, Concordia Financial is subject to the risk of litigation for damages and other legal proceedings in the ordinary course of business. Adverse developments related to future legal proceedings could adversely affect its business, financial condition, results of operations and cash flows, as well as the price of shares of its common stock.

Concordia Financial may be adversely affected if economic or market conditions in Japan or elsewhere deteriorate.

If economic conditions in Kanagawa and Tokyo Prefectures or other regions of Japan or the world were to deteriorate or if the financial markets, including currency exchange market, or geopolitical situation become subject to turmoil, Concordia Financial could experience weakness in its business, deterioration in its liquidity, capital conditions and quality of its assets, increase in credit losses and losses in its investment securities, each of which could adversely affect its business, financial condition, results of operations and cash flows, as well as the price of shares of its common stock.

Risks of Owning Concordia Financial Shares

Japan’s unit share system imposes restrictions on the rights of holders of shares of Concordia Financial common stock that do not constitute a unit.

Pursuant to the Companies Act and certain related legislation, the articles of incorporation of Concordia Financial provide that 100 shares of Concordia Financial common stock constitute one unit. Holders of shares that constitute less than one unit do not have voting rights under the Companies Act, which imposes other significant restrictions and limitations on such holders. The transferability of such shares is also significantly limited. Under the unit share system, holders of shares constituting less than one unit have the right to require the issuer to purchase their shares.

Rights of shareholders under Japanese law may be more limited than under the laws of other jurisdictions.

The articles of incorporation, share handling regulations and regulations of the board of directors, as well as the Companies Act, govern the affairs of Concordia Financial. Legal principles relating to such matters as the validity of corporate actions, directors’ and officers’ fiduciary duties and shareholders’ rights may be different from those that would apply if Concordia Financial were a non-Japanese company. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the laws of other countries or jurisdictions within the United States. You may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in another jurisdiction.

Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell Concordia Financial shares at a particular price on any particular trading day, or at all.

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchanges set daily upward and downward price fluctuation limits for each listed stock based on the previous day’s closing price. Although transactions on a given Japanese stock exchange may continue at the upward or downward price limit, if the price limit is reached on a particular trading day, no transactions on such exchange may take place outside these limits. Consequently, an investor wishing to sell shares on a Japanese stock exchange at a price outside of the relevant daily limit may be unable to complete the sale through that exchange on that particular trading day.

It may not be possible for investors to effect service of process within the United States upon Concordia Financial’s directors, senior management or audit & supervisory board members, or to enforce against Concordia Financial or those persons judgments obtained in U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States.

Concordia Financial is a joint stock company incorporated under the laws of Japan. All of Concordia Financial’s directors, senior management and audit & supervisory board members are expected to reside outside the United States. It may not be possible, therefore, for U.S. investors to effect service of process within the United States upon these persons. Furthermore, most of the assets of Concordia Financial and these persons are located in

Japan and elsewhere outside the United States. It may not be possible, therefore, for U.S. investors to enforce, against Concordia Financial or these persons, judgments obtained in the U.S. courts predicated upon the civil liability provisions of the federal securities laws of the United States. Concordia Financial believes that there is doubt as to the enforceability in Japan, in original actions or in actions to enforce judgments of U.S. courts, of claims predicated solely upon the federal securities laws of the United States.

Concordia Financial will likely terminate its registration under the Exchange Act and cease to be an SEC reporting company as soon as practicable in accordance with applicable rules and regulations.

Concordia Financial will likely decide to terminate its registration under the Exchange Act as soon as practicable in accordance with the rules that permit the deregistration of eligible foreign private issuers. If Concordia Financial terminates its registration, it will no longer be subject to the reporting provisions of the Exchange Act. As a result, U.S. shareholders will have access to less information about Concordia Financial and its business, operations and financial performance. If Concordia Financial terminates its registration under the Exchange Act, it will cease, among other things, to be subject to the liability provisions of the Exchange Act and the provisions of the Sarbanes-Oxley Act of 2002. If, conversely, Concordia Financial is unable to terminate its registration as currently contemplated, it may incur additional costs in order to maintain compliance with applicable U.S. laws and regulations.

Item 4. Information on the Company

Introduction

Concordia Financial Group, Ltd. is a joint-stock company incorporated under the Companies Act on April 1, 2016. Upon its formation, Bank of Yokohama and Higashi-Nippon Bank became its direct, wholly owned operating subsidiaries. Bank of Yokohama is a regional bank headquartered in Kanagawa, Japan. It provides a broad range of mostly domestic banking products and services to individual and corporate customers through an extensive network of branches, sub-branches and ATMs, primarily in Kanagawa Prefecture and southwestern Tokyo Prefecture. It offers deposit products, housing loans, consumer loans, investment products and other financial services to meet the various needs of individual customers, and deposit products, various forms of financing and business consulting services such as M&A advisory services and support for overseas expansion to serve corporate customers, particularly small- and medium-sized enterprises. Higashi-Nippon Bank is a regional bank that conducts its business primarily in central Tokyo and also operates in the neighboring prefectures of Ibaraki, Kanagawa, Saitama, Chiba and Tochigi. Together with its consolidated subsidiaries, Higashi-Nippon Bank offers a broad range of banking products and services including deposits, loans, foreign currency exchange and other financial services such as credit guarantees for home loans and credit cards.

Concordia Financial’s registered office is located in Japan at 7-1, Nihonbashi 2-chome, Chuo-ku, Tokyo, 103-0027. The telephone number of its registered office is +81-3-5200-8201. Concordia Financial’s registered agent in the United States is Bank of Yokohama, New York representative office, located at 780 Third Avenue, 32nd Floor, New York, NY 10017.

Formation of Concordia Financial

Regional economies in Japan, particularly other than those centered around the largest cities, are expected to shrink in the future due to the aging and declining population. In addition, there have been significant structural changes in the operating environment of regional financial institutions because, after the collapse of the bubble economy in the 1990s, the corporate sector has had surplus funds and has thus been less dependent on financing from third parties yet the number of regional financial institutions has not declined. Consequently, regional financial institutions in Japan have had to cope with downward pressure on profit margins and earnings capacity resulting from intensifying interest rate competition. In this business environment, the management of each of Bank of Yokohama and Higashi-Nippon Bank closely monitored trends in the financial industry, such as consolidation among other regional banks, and independently undertook initiatives to strengthen its ability to compete, considering all reasonably viable opportunities to boost its earning capacity and improve corporate value, including the possibility of merging with or forming alliances with other institutions.

In March and April 2014, Bank of Yokohama and Higashi-Nippon Bank held discussions on a possibility and benefit of a business alliance between the two companies. These discussions culminated on November 14, 2014 in the two companies entering into a basic agreement to integrate the management and businesses under a single holding company through a joint share transfer. Under the joint share transfer, all shares of Bank of Yokohama and Higashi-Nippon Bank would be transferred to Concordia Financial, and the shareholders of Bank of Yokohama and Higashi-Nippon Bank would receive new shares issued by Concordia Financial in a joint share transfer pursuant to the Companies Act of Japan. On the same day, the two companies announced a preliminary schedule for the transaction, noting that the dates were tentative and that the specific schedule would depend on approval by shareholders and government authorities and other procedural requirements.

On September 8, 2015, the boards of directors of Bank of Yokohama and Higashi-Nippon Bank each unanimously approved the joint share transfer agreement, including the share transfer ratio, and the two companies entered into the business integration agreement and the joint share transfer plan. On December 21, 2015, the two companies each held extraordinary general meetings of shareholders, at which their respective shareholders approved the joint share transfer. All required governmental approvals were also obtained by the two companies, including clearance from the Japan Fair Trade Commission.

Concordia Financial was formed as the holding company for Bank of Yokohama and Higashi-Nippon Bank, and the joint share transfer became effective on April 1, 2016. Upon its formation and the effectiveness of the joint share transfer:

•	Issued and outstanding shares of Bank of Yokohama common stock were exchanged for shares of common stock of Concordia Financial at the ratio of 1.00 Concordia Financial shares for each share of Bank of Yokohama;

•	Issued and outstanding shares of Higashi-Nippon Bank common stock were exchanged for shares of common stock of Concordia Financial at the ratio of 0.541 Concordia Financial share for each share of Higashi-Nippon Bank;

•	Shareholders of Bank of Yokohama and Higashi-Nippon Bank whose names appeared in the registers of shareholders of the two companies at March 31, 2016 were allocated shares of Concordia Financial in numbers based on the ratios described above, and these numbers (excluding fractional shares of Concordia Financial common stock) were reflected in the Concordia Financial register of shareholders; and

•	Fractional shares of Concordia Financial that would otherwise have been allocated to former shareholders of Higashi-Nippon Bank were instead sold in the aggregate in the Japanese market or bought by Concordia Financial, with the net cash proceeds distributed on a proportionate basis to the former shareholders of Higashi-Nippon Bank common stock who would have otherwise received such fractional shares.

After the joint share transfer became effective, former shareholders of Bank of Yokohama held approximately 92.6% and former shareholders of Higashi-Nippon Bank held approximately 7.4% of the outstanding common stock of Concordia Financial.

Business Goals and Strategies

Bank of Yokohama and Higashi-Nippon Bank conducted the joint share transfer in order to establish a holding company to integrate their operations and management resources. Through the integration, Concordia Financial aims to contribute to creating a vibrant future as a trusted financial group and to enhance its corporate value together with the growth of the region by providing the best financial services to its customers through collaboration that leverages the strengths and uniqueness of each group company.

Concordia Financial is pursuing the following initiatives through the integration of management resources and operations of Bank of Yokohama and Higashi-Nippon Bank in order to achieve the goals set forth above:

•	Enhance customer interactions and widen services scope through the following sub-initiatives;

•	enhance and deepen relationships with customers through both face-to-face and non-face-to-face interactions;

•	further strengthen support to corporate customers in solving their issues and increasing their enterprise value; and

•	provide financial services while strategically incorporating the progressing information and communication technology;

•	Realize group synergies to accelerate growth through the following sub-initiatives:

•	reduce costs by sharing and streamlining paperwork, systems, and branches; and invest the management resources created through such sharing and streamlining in growth regions/segments;

•	collaborate among group companies to realize higher sophistication of investment decisions; and

•	shift to an organizational structure whereby the subsidiary banks can focus on their own business operations, considering the establishment of new operating companies, and reducing the group’s financing costs through mutual financing between the two banks while taking advantage of the deregulated environment;

•	Nurture human resources with broad expertise and promote diversity; and

•	Proactively become involved in regional issues, including regional revitalization.

Holding Company Functions

As an integrated holding company, Concordia Financial focuses on the management of the group’s business operations. The key functions of Concordia Financial include:

•	developing group-wide operations and management policies;

•	developing the group’s management plans, budgets and system operation and other policies;

•	developing basic sales and administrative policies and other policies in relation to branch networks;

•	developing the group’s basic policies in relation to risk management and compliance; and

•	performing the audit of the holding company and the subsidiaries.

Group Structure

Concordia Financial wholly and directly holds the shares of Bank of Yokohama and Higashi-Nippon Bank. Concordia Financial is considering consolidating the affiliates of each of Bank of Yokohama and Higashi-Nippon Bank.

Seasonality

Concordia Financial’s business in general experiences seasonal fluctuations, but such fluctuations have an insignificant impact on Concordia Financial’s overall results of operations.

Regulation and Supervision

Concordia Financial’s business activities are subject to significant regulation and supervision including the following.

Supervision

The Financial Services Agency of Japan, or the FSA, is responsible for supervising and overseeing financial institutions, making policy for the overall Japanese financial system and conducting insolvency proceedings with respect to financial institutions. The Bank of Japan, as the central bank for financial institutions, also has supervisory authority over banks in Japan, based primarily on its contractual agreements and transactions with the banks.

The Banking Act

Among the various laws that regulate financial institutions, the Banking Act and its subordinated orders and ordinances are regarded as the fundamental law for banks (ginko) and bank holding companies (ginko mochikabu kaisha). The Banking Act addresses capital adequacy, inspections and reporting to banks and bank holding companies, as well as the scope of business activities, disclosure, accounting, limitation on granting credit and standards for arm’s length transactions for them. Under the Banking Act, a bank is generally prohibited from holding more than 5% of the voting rights of certain types of companies which are not permitted to become subsidiaries of banks.

Bank Holding Company Regulations

A bank holding company is prohibited from carrying out any business other than the management of its subsidiaries and other incidental businesses. A bank holding company may have any of the following as a subsidiary: a bank, a securities company, an insurance company and a foreign subsidiary that is engaged in the banking, securities or insurance business. In addition, a bank holding company may have as a subsidiary any company that is engaged in a finance-related business, such as a credit card company, a leasing company or an investment advisory company. Certain companies that are designated by a ministerial ordinance as those that cultivate new business fields may also become the subsidiary of a bank holding company.

Capital Adequacy

The capital adequacy guidelines adopted by the FSA that are applicable to Japanese bank holding companies and banks with international operations closely follow the risk-weighted approach introduced by the Basel Committee on Banking Supervision of the Bank for International Settlements (BIS).

The Group of Central Bank Governors and Heads of Supervision reached an agreement on the new global regulatory framework, which has been referred to as “Basel III,” in July and September 2010. In December 2010, the Basel Committee agreed on the details of the Basel III rules. The agreement on Basel III includes the following: (1) raising the quality of capital to ensure banks are able to better absorb losses on both a going concern and a gone concern basis, (2) increasing the risk coverage of the capital framework, in particular for trading activities, securitizations, exposures to off-balance sheet vehicles and counterparty credit exposures arising from derivatives, (3) raising the level of minimum capital requirements, including an increase in the minimum common equity requirement from 2% to 4.5%, which was conducted between January 1, 2013 and January 1, 2015, and a capital conservation buffer of 2.5%, which is planned to be phased in between January 1, 2016 and year end 2018, bringing the total common equity requirement to 7%, (4) introducing an internationally harmonized leverage ratio to serve as a backstop to the risk-based capital measure and to contain the build-up of excessive leverage in the system, (5) raising standards for the supervisory review process (Pillar 2) and public disclosures (Pillar 3), together with additional guidance in the areas of sound valuation practices, stress testing, liquidity risk management, corporate governance and compensation, (6) introducing minimum global liquidity standards consisting of both a short term liquidity coverage ratio and a longer term, structural net stable funding ratio, and (7) promoting the build-up of capital buffers that can be drawn down in periods of stress, including both a capital conservation buffer and a countercyclical buffer to protect the banking sector from periods of excess credit growth.

Certain provisions of Basel III were adopted by the FSA effective March 31, 2013 for Japanese banking institutions with international operations conducted by their foreign offices. Based on the Basel III framework, the Japanese capital ratio framework for Japanese banking institutions with international operations conducted by foreign offices, or the uniform international standards (kokusai-toitsu-kijun), has been revised to implement more stringent capital adequacy requirements to prevent excessive risk taking. In addition, the FSA also revised the capital ratio framework for banking institutions without international operations conducted by foreign offices, or the domestic standards (kokunai-kijun).

The uniform international standards is applicable to Concordia Financial on a consolidated basis and is applicable to Bank of Yokohama on a consolidated as well as stand-alone basis. The domestic standards is applicable to Higashi-Nippon Bank on a consolidated as well as stand-alone basis.

BUSINESS OF BANK OF YOKOHAMA

Introduction

The Bank of Yokohama, Ltd. is a joint-stock company incorporated under the laws of Japan in 1920. Its head office is located at 1-1, Minatomirai 3-chome, Nishi-ku, Yokohama, Kanagawa 220-8611, Japan. The telephone number of its registered office is (81-45) 225-1111. Bank of Yokohama’s agent for service of process in the United States is its New York representative office, located at 780 Third Avenue, 32nd Floor, New York, NY 10017, with telephone number (212) 750-0022.

History and Development

Bank of Yokohama’s roots can be traced to Yokohama Exchange Company, established in 1869 as Japan’s first financial institution. In 1874, Yokohama Exchange Company was reorganized into Dai-Ni National Bank. In 1896, Dai-Ni National Bank changed its name to Dai-Ni Bank and in 1928, Dai-Ni Bank merged with and into Yokohama Koshin Bank, which was established in 1920, thereby creating one of the largest banks in the Yokohama area of Kanagawa Prefecture. In 1941, as a result of further consolidation of regional banks in Kanagawa Prefecture, Yokohama Koshin Bank succeeded to the businesses of six regional banks and became the only regional bank based in Kanagawa Prefecture. In 1957, Yokohama Koshin Bank changed its name to The Bank of Yokohama, Ltd. and in 1961, Bank of Yokohama listed the shares of its common stock on the Tokyo Stock Exchange.

In 2007, Bank of Yokohama acquired shares of common stock of Hamagin Finance Co., Ltd., or Hamagin Finance, an equipment leasing company, from Sumitomo Mitsui Finance and Leasing Company, Limited (formerly Sumisho Lease Co., Ltd.), thereby making Hamagin Finance a consolidated subsidiary of Bank of Yokohama. In 2008, Bank of Yokohama and Tokai Tokyo Securities Co., Ltd., or Tokai Tokyo Securities, jointly established Hamagin Tokai Tokyo Securities Co., Ltd., or Hamagin TT, a securities brokerage company. Hamagin TT is a consolidated subsidiary of Bank of Yokohama. In 2009, Bank of Yokohama acquired shares of common stock of BANKCARD Service Japan Co., Ltd., or BANKCARD Service, a credit card company, from a consortium of 49 regional banks, thereby making BANKCARD Service a consolidated subsidiary. In 2014, Bank of Yokohama, with Sumitomo Mitsui Trust Holdings, Inc., jointly established Sky Ocean Asset Management Co., Ltd., an asset management company that leverages Sumitomo Mitsui Trust Bank’s infrastructure and know-how concerning asset management to develop stable investment fund products that can be held by Bank of Yokohama’s customers over the long term.

In September 2015, Bank of Yokohama entered into the business integration agreement and the joint share transfer plan with Higashi-Nippon Bank. On March 29, 2016, Bank of Yokohama’s stock was delisted, and Concordia Financial Group, Ltd., a joint holding company of Bank of Yokohama and Higashi-Nippon Bank, was incorporated on April 1, 2016. Concordia Financial Group, Ltd.’s stock was listed on the First Section of the Tokyo Stock Exchange as of the same date.

Business Overview

Bank of Yokohama is a regional bank headquartered in Kanagawa, Japan. It provides a broad range of mostly domestic banking products and services to individual and corporate customers through an extensive network of branches, sub-branches and ATMs, primarily in Kanagawa Prefecture and southwestern Tokyo Prefecture. Through retail banking, it offers deposit products, housing loans, consumer loans, investment products and other financial services to meet the various needs of individual customers. Through corporate banking, it offers deposit products, various forms of financing and business consulting services such as M&A advisory services and support for overseas expansion to serve corporate customers, particularly small- and medium-sized enterprises. Bank of Yokohama also provides securities brokerage and leasing services.

At March 31, 2016, Bank of Yokohama’s network in Japan included 197 branches, 8 sub-branches and 406 ATM locations. Overseas, Bank of Yokohama has one branch in Shanghai and representative offices in Hong Kong,

Bangkok, New York and London. At March 31, 2016, Bank of Yokohama had consolidated total assets of ¥15.3 trillion and deposits of ¥12.8 trillion. For the year ended March 31, 2016, Bank of Yokohama had net profit of ¥64.9 billion.

Kanagawa Prefecture, where Bank of Yokohama is based, is a very large market, ranking fourth and third among the 47 prefectures in terms of the number of businesses (318,966) in July 2014 and the amount of retail sales (¥7.6 trillion) for calendar year 2013, respectively, in each case according to the Ministry of Internal Affairs and Communications, and its manufacturing output (¥17.4 trillion) ranked second among the 47 prefectures for calendar year 2014, according to the Ministry of Economy, Trade and Industry. Furthermore, Kanagawa Prefecture’s gross prefectural product (¥30.2 trillion) for the year ended March 31, 2014 ranked fourth among the 47 prefectures, according to data compiled by each of the prefectural governments. For calendar year 2012, Kanagawa Prefecture’s gross prefectural product was greater than Singapore’s or Malaysia’s gross domestic product, according to data from the International Monetary Fund and the Kanagawa Prefectural Government.

In addition, Bank of Yokohama believes that Kanagawa Prefecture is a region with strong potential for further growth. For example, in October 2014, Kanagawa Prefecture’s population of approximately 9.1 million ranked second among the 47 prefectures of Japan and constituted approximately 7.2% of the total population of Japan, according to the Ministry of Internal Affairs and Communications. Despite a general downward trend in Japan’s national population, Kanagawa Prefecture is expected to maintain a population of more than 9.0 million through 2025, according to the National Institute of Population and Social Security Research, with population increasing in the major cities of Yokohama and Kawasaki for the next several years. In addition, a significant amount of assets flow into Kanagawa from other prefectures in connection with inheritances, resulting in higher wealth in the prefecture, which in turn increases personal consumption and general economic activity. There is also a substantial number of infrastructure development and redevelopment projects in the prefecture.

Bank of Yokohama also expects recent government policy and ongoing developments to drive growth in Kanagawa Prefecture. In May 2014, Kanagawa Prefecture was designated by the Japanese government as part of one of the six National Strategic Special Zones that is granted certain special powers to deregulate as part of a key policy initiative under Prime Minister Abe’s “Abenomics” economic policy. Further development of transportation infrastructure in Kanagawa Prefecture has been announced, including further work on the Ken-O Expressway (a major beltway highway connecting Kanagawa, Tokyo, Saitama, Ibaraki and Chiba Prefectures), Shin-Tomei Expressway (a second highway connecting Tokyo and Kanagawa Prefectures with Aichi and Osaka Prefectures, running parallel to the existing Tomei Expressway), Chuo Shinkansen (Central Japan Railway Company’s next-generation high-speed bullet train using the “Superconducting Magnetic Levitation” technology) and other projects, which is expected to lead to an increase in commercial activity and an influx of people and businesses in Kanagawa Prefecture. These, in turn, are expected to result in an increased number of international conferences and foreign tourists in the area.

Bank of Yokohama’s market share for loans in Kanagawa Prefecture has grown steadily since the year ended March 31, 1998, primarily in the area of loans to individual customers. According to its internal analyses, Bank of Yokohama believes that it is one of the leading loan providers in Kanagawa Prefecture measured by total loan volume. Bank of Yokohama also believes that it holds a significant share of deposits in Kanagawa Prefecture, according to its internal analyses.

Bank of Yokohama’s Business

Retail Banking

Through an extensive network of branches, sub-branches and ATMs, primarily in Kanagawa Prefecture and southwestern Tokyo Prefecture, the retail banking business of Bank of Yokohama offers a wide range of banking products and services to meet the various needs of its individual customers. Loans to individual customers constituted 48.9% of Bank of Yokohama’s domestic loan portfolio at March 31, 2016.

At March 31, 2016, Bank of Yokohama’s network in Japan included 197 branches, 8 sub-branches and 406 ATM locations. In addition, Bank of Yokohama offers further ATM coverage through East Japan Railway Company’s VIEW ALTTE ATM network, AEON Bank, Ltd.’s ATM network and the convenience-store based ATM networks of each of Seven Bank, Ltd., Lawson, Inc. and E-net Co., Ltd. In March 2015, Bank of Yokohama started to provide ATM network services in collaboration with Higashi-Nippon Bank, which has enabled customers of Bank of Yokohama and Higashi-Nippon Bank to use both banks’ ATM networks conveniently in the metropolitan area mainly in Kanagawa and Tokyo Prefectures.

Deposit Products

Bank of Yokohama offers various types of deposit accounts and products for individual customers. Its deposit product offerings allow customers to select the products best suited to their savings needs, including ordinary deposit accounts as well as short- and long-term time deposit products. Bank of Yokohama also offers time deposit products designed to attract investors who seek higher returns, including foreign-currency and variable-rate products. Customers may use their Bank of Yokohama cash cards to make deposits and withdrawals from ordinary deposit accounts and other accounts through Bank of Yokohama and third-party ATMs. Customers may also access their accounts and conduct transactions via Bank of Yokohama’s internet and telephone banking services such as Hamagin My Direct. In October 2015, Bank of Yokohama also launched smartphone applications that allow users to open bank accounts as well as check their account balances.

Housing Loans

Bank of Yokohama offers housing loans that are tailored to its customers’ life plans, financial conditions and needs with respect to building and purchasing homes and apartments. Most of these housing loans are long-term loans that have floating rates adjusted every six months based on the short-term prime rate. Almost all of the housing loans are secured by the property owned by the borrower.

As part of its housing loan-related services, Bank of Yokohama assists its customers in arranging transfers of mortgages from other financial institutions. Yokohama Guarantee Co., Ltd., or Yokohama Guarantee, a consolidated subsidiary of Bank of Yokohama, also provides credit guarantees in connection with Bank of Yokohama’s housing loans and other consumer loans. In a typical credit guarantee arrangement, a borrower enters into a loan agreement with Bank of Yokohama and Yokohama Guarantee guarantees the borrower’s payment obligation under the loan to Bank of Yokohama in return for a one-time credit guarantee fee from the borrower. These guarantees are not reflected in the consolidated financial statements for Bank of Yokohama other than as an enhancement of the effective interest rate on the corresponding loans.

Bank of Yokohama provides housing loans for individual customers mainly through its Housing Loan Centers located at 21 branch locations in Kanagawa and Tokyo Prefectures at March 31, 2016, each of which is permanently staffed with specialized employees who can provide private consultations to customers concerning housing loans. Bank of Yokohama also offers housing loan consultations over the telephone and online preliminary loan applications.

Consumer Loans

Bank of Yokohama offers unsecured loans to serve specific financial needs, such as car loans, student loans and home-improvement loans. It also offers loans that can be used for more general purposes, including loans for general living expenses and other personal uses. These unsecured consumer loans are attractive to Bank of Yokohama because they carry higher interest rates than those charged on other types of loans and typically have a shorter term, reducing exposure to changes in interest rates. In October 2013, Bank of Yokohama introduced its Card Loan program, which provides customers with same-day notification of loan approval results without the need for an in-person visit to a branch location. In April 2014, it began offering preferred interest rates for car loans, education loans and loans for general living expenses that are only available through online applications.

Investment Products

Bank of Yokohama offers for sale a broad range of investment products to serve the asset management needs of its customers as well as various types of life insurance products. At March 31, 2016, it offered 114 investment fund products, 38 of which were offered exclusively via online and telephone banking, and 58 life insurance products, including single premium and level premium individual annuity insurance and whole life insurance, as well as protection-type life insurance such as term insurance and health insurance. In October 2014, Bank of Yokohama began offering the core investment strategy fund, which aims to generate income that reflects the growth in the global economy while controlling short-term downward risks through long-term diversified investments.

In January 2014, Bank of Yokohama began offering Nippon Individual Savings Accounts, or NISAs, which are specialized accounts used in connection with Japan’s newly introduced program that provides certain tax break to individual investors for small investments in Japanese and foreign equity securities and investment funds. As part of Bank of Yokohama’s strategy to increase sales of its investment products, it will seek to target the customers who have opened NISAs but have not taken full advantage of them.

In November 2014, Bank of Yokohama and Sumitomo Mitsui Trust Bank, Limited, or Sumitomo Mitsui Trust Bank, jointly established Sky Ocean Asset Management Co., Ltd., or Sky Ocean, an asset management company and a consolidated subsidiary of Bank of Yokohama. Sky Ocean, which commenced operations in April 2015, leverages Sumitomo Mitsui Trust Bank’s infrastructure and know-how concerning asset management to develop stable investment fund products that can be held by Bank of Yokohama’s customers over the long term.

Inheritance-related Services

In order to serve the needs of its customers arising from Japan’s aging population, Bank of Yokohama provides inheritance-related services, including forming, or advising on the formation of, individual trusts and testamentary trusts, estate administration and estate planning, through its business alliances with Asahi Trust Co., Ltd. and Yamada Escrow and Trust Co., Ltd., both of which are third-party trust companies.

Education Savings

In June 2013, Bank of Yokohama began offering an education savings plan that is exempt from Japan’s gift tax when a monetary contribution is paid or deposited for the purpose of covering education costs. The education savings plan was created in accordance with the education savings provisions that were implemented in connection with Japan’s fiscal year 2013 tax reforms.

Hamagin My Direct

Internet banking services are offered through Hamagin My Direct, which is available to individual as well as corporate customers via computers, smartphones and other mobile devices. Hamagin My Direct allows customers to confirm balances, initiate cash transfers and make partial repayments on mortgages, as well as other transactions involving term accounts, investment funds, foreign currency deposits, Japanese government bonds and card loans.

Corporate Banking

The corporate banking business offers deposit products, various forms of financing, business consulting services such as M&A advisory services and support for overseas expansion to serve corporate customers, particularly small- and medium-sized enterprises. At March 31, 2016, loans to corporate customers constituted 51.0% of Bank of Yokohama’s domestic loan portfolio.

Deposit Products

Bank of Yokohama offers various types of deposit accounts and products for corporate customers. Its deposit product offerings allow customers to select the products best suited to their savings needs, including ordinary deposit accounts as well as short and long-term time deposit products. Bank of Yokohama also offers time deposit products with higher returns, including foreign-currency and variable-rate products. Corporate customers may also access their accounts and conduct transactions via Bank of Yokohama’s internet and telephone banking services.

Business Loans

Bank of Yokohama provides loans to corporate customers in a variety of industries, including the real estate, manufacturing and wholesale and retail industries. To meet the various needs of its corporate customers, such as for new businesses, expansion of existing businesses and working capital, Bank of Yokohama offers diverse types of business loans, including lines of credit and term loans that are generally two to five years in term. Most of the business loans are with floating rates that are adjusted every month based on either the market or the short-term prime rate and a majority of the loans are usually secured by borrower’s real property, receivables, securities and deposits. At March 31, 2016, Bank of Yokohama offered business loans through approximately one-third of its branch locations which service mainly medium-sized enterprises.

Business Consulting

Business consulting forms an important part of the support Bank of Yokohama provides to its corporate customers at various stages of their development, starting at establishment, then growth and beyond. It provides not only financing in connection with the establishment of a business, but also support such as providing information on government aid available to the business, as well as consulting services, such as support for creating business plans, through Hamagin Research Institute. As the business grows, in addition to various types of financing tailored to the needs of the business such as syndicated loans, Bank of Yokohama also provides useful information and know-how to its customers, including business matching services in which it introduces customers to potential business partners and assistance with collection of receivables as the business seeks to expand existing sales channels. For businesses that are seeking to expand overseas, Bank of Yokohama also provides support for overseas expansion such as introduction of companies located overseas that are engaged in the import business. In later stages, as the business seeks further growth or requires restructuring or succession plans, Bank of Yokohama can provide M&A advisory services, business succession planning services and restructuring support by way of equity investment or debt support through the “Kanagawa Small & Mid Sized Business Revitalization Fund,” a ¥2.4 billion fund jointly established by the Kanagawa Prefectural Government, Bank of Yokohama, its venture capital fund, Yokohama Capital Co., Ltd., or Yokohama Capital, and 17 other financial institutions based in Kanagawa Prefecture.

Bank of Yokohama is particularly focused on supporting businesses in certain growth sectors within Kanagawa Prefecture, including the environmental, health and long-term care and energy sectors, as well as businesses that engage or are seeking to engage in operations in Asian countries outside of Japan. For example, in July 2010, Bank of Yokohama established the Growth Sector Strategy Fund, a ¥20.0 billion fund through which it makes loans to start-up businesses, and in August 2011, Bank of Yokohama and Yokohama Capital, its consolidated subsidiary, established the Support Fund for Growth, a ¥2.0 billion fund through which Yokohama Capital makes equity investments in start-up businesses, growth stage small- and medium-sized enterprises and other enterprises with growth potential. In June 2013, Bank of Yokohama launched its Hamagin Environmental Rating and Financing Program, which is designed to facilitate financing for companies pursuing environmentally sound business practices, and in October 2013, Bank of Yokohama was involved in the first financing scheme under the program. Furthermore, in September 2014, Bank of Yokohama and Yokohama Capital made an equity investment into the Regional Healthcare Industry Support Fund, a fund managed by a subsidiary of the Regional Economy Vitalization Corporation of Japan, or REVIC, that is dedicated to providing capital for the growth of the healthcare industry by leveraging REVIC’s management know-how in healthcare. Bank of Yokohama also plans to invest in the Revitalization Fund for Regional Core Companies, a fund managed by a subsidiary of REVIC, that is dedicated to supporting the growth of regional core enterprises by providing human resources and financial capital. In January 2016, together with Higashi-Nippon Bank and Development Bank of Japan, Bank of Yokohama formed the “Future Regional Vitalization Fund,” a fund aimed at fostering through investments the growth and vitalization of the regional economy centering on Tokyo Prefecture and Kanagawa Prefecture.

Support for Overseas Expansion

Many of the existing and potential corporate customers of Bank of Yokohama, which derive a large portion of their revenue from outside of Japan, have a significant presence overseas. As a reflection of this, the amount of loans extended by Bank of Yokohama to overseas subsidiaries of customers increased by 9.0% from March 31, 2015 to March 31, 2016, driven by increases in loans to North America.

Bank of Yokohama provides financial services to its clients who are developing their business in China through its Shanghai branch, which it established in 2009. In April 2014, Bank of Yokohama began handling RMB-denominated transactions in order to meet the need for RMB-denominated funding of such clients. In addition to its Shanghai branch, Bank of Yokohama has representative offices in Hong Kong, Bangkok, New York and London. It also has an extensive network of affiliated banks throughout Asia, including Bank of China, Bank of Communications and Bank of East Asia in China, Bangkok Bank in Thailand, Australia and New Zealand Banking Group as well as Joint Stock Commercial Bank for Investment and Development of Vietnam in Vietnam, Bank Maybank Indonesia in Indonesia, Metropolitan Bank and Trust Company in the Philippines, State Bank of India in India and Standard Chartered Bank in Southeast Asia. Since February 2016, Bank of Yokohama has participated in the support framework based on the memorandum of understanding for business cooperation executed between Japan Bank for International Cooperation and the Mexican State Government in order to support its corporate customers in their expansion of businesses in Mexico.

In addition, Bank of Yokohama, together with Hamagin Research Institute, offers financial services to support the overseas expansion of businesses located in Kanagawa Prefecture in cooperation with the Kanagawa Prefectural Government. Assistance to customers engaged in outbound trade and investments is also provided in cooperation with Nippon Export and Investment Insurance, which provides trade insurance, and Japan Bank for International Cooperation, which provides funds in U.S. dollars for medium- and small-sized enterprises with overseas businesses.

Securities Brokerage Services

Bank of Yokohama offers securities brokerage services through its consolidated subsidiary, Hamagin TT. Established in 2008 as a joint venture between Bank of Yokohama and Tokai Tokyo Securities, Hamagin TT’s services include securities brokerage services, investment consulting and online trading. Hamagin TT offers for sale a wide spectrum of financial products, including Japanese and foreign debt and equity securities and investment funds, real estate investment trusts, or REITs, and exchange-traded funds, or ETFs. At March 31, 2016, Hamagin TT operated within 11 Bank of Yokohama branch locations and through 5 stand-alone locations.

Leasing Services

Bank of Yokohama offers equipment leasing services for companies operating in a wide range of industries through its wholly-owned subsidiary, Hamagin Finance, established in 1979. In a typical leasing arrangement, Hamagin Finance enters into a purchase agreement with an equipment manufacturer and leases the purchased equipment to its customer in return for lease payments pursuant to an equipment lease agreement between Hamagin Finance and its customer.

Other Financial Services

Bank of Yokohama offers other ancillary financial services to its customers through its consolidated subsidiaries, Hamagin Research Institute and Yokohama Capital. Hamagin Research Institute, established in 1988, is Bank of Yokohama’s think-tank arm that offers management consulting services. Yokohama Capital, established in 1984, is Bank of Yokohama’s venture capital fund; it makes investments in and provides financing to small- and medium-sized enterprises located in Kanagawa Prefecture and southwestern Tokyo Prefecture.

Organizational Structure

The following table presents Bank of Yokohama’s significant consolidated subsidiaries at March 31, 2016:

Name	Country of Residence	Main Business	Voting Rights Owned Directly or Indirectly by Bank of Yokohama (%)
Yokohama Operation Service Co., Ltd.	Japan	Banking services	100
Yokohama Staff Service Co., Ltd.	Japan	Banking services	100
Hamagin Mortgage Service Co., Ltd.	Japan	Banking services	100
Hamagin Business Operations Center Co., Ltd.	Japan	Banking services	100
Yokohama Guarantee Co., Ltd.	Japan	Banking services	100
Hamagin Finance Co., Ltd.	Japan	Leasing services	100
Yokohama Capital Co., Ltd.	Japan	Other financial services	100
Hamagin Research Institute, Ltd.	Japan	Other financial services	100
Hamagin Tokai Tokyo Securities Co., Ltd.	Japan	Securities services	60
BANKCARD Service Japan Co., Ltd.	Japan	Banking services	78
Sky Ocean Asset Management Co., Ltd.	Japan	Other financial services	66
Yokohama Preferred Capital Cayman Limited	UK	Banking services	100

Property, Plant and Equipment

Bank of Yokohama’s head office is located in an office building owned by Bank of Yokohama in the Minatomirai area of Yokohama, Kanagawa. Bank of Yokohama leases nearly half of the space for its branches while it owns the buildings it does not lease. The following table shows the net carrying amount of Bank of Yokohama’s tangible fixed assets at March 31, 2016:

At March 31, 2016
(Millions of yen)
Land	¥100,503
Buildings	64,954
Equipment and other	7,366
Construction in progress	1,263

Total	¥174,086

At March 31, 2016, Bank of Yokohama had plans to invest a total of ¥8.7 billion from its internal funds towards the construction, expansion or improvement of its facilities.

Legal Proceedings

Bank of Yokohama is not involved in any litigation or other legal proceedings that would individually or in the aggregate be expected to have a material adverse effect on its results of operations or financial condition.

BUSINESS OF HIGASHI-NIPPON BANK

Introduction

The Higashi-Nippon Bank, Limited is a joint-stock company incorporated under the laws of Japan in 1924. Its head office is located at 11-2, Nihonbashi 3-Chome, Chuo-ku, Tokyo 103-8238, Japan. The telephone number of its registered office is (81-3) 3273-6221. Higashi-Nippon Bank’s agent for service of process in the United States, Corporation Service Company, is located at 1180 Ave. of the Americas, Suite 210, New York, NY 10036 and its telephone number is (212) 299-5600.

History and Development

Higashi-Nippon Bank was established in 1924 as Tokiwa Mujin Corporation, a financial institution based in Ibaraki Prefecture that mainly catered to small- and medium-sized enterprises. In line with the rebuilding efforts following World War II, Tokiwa Mujin Corporation expanded its business in Tokyo Prefecture as well as in the neighboring prefectures of Chiba, Saitama, Kanagawa and Tochigi.

In 1951, Tokiwa Mujin Corporation became Tokiwa Sogo Bank. The following year, Tokiwa Sogo Bank relocated its head office to the Iidabashi (formerly Iidamachi) area of Tokyo Prefecture and shifted the focus of its operations to Tokyo Prefecture. In 1972, Tokiwa Sogo Bank listed the shares of its common stock on the Second Section of the Tokyo Stock Exchange and in 1973, changed its listing to the First Section of the Tokyo Stock Exchange.

In 1975, Tokiwa Sogo Bank relocated its head office to Higashi-Nippon Bank’s current head office location in the Nihonbashi area of Tokyo Prefecture. Thereafter, Tokiwa Sogo Bank’s business grew, with its total deposits surpassing ¥1.0 trillion in 1988. In 1989, Tokiwa Sogo Bank changed its name to The Higashi-Nippon Bank, Limited.

In September 2015, Higashi-Nippon Bank entered into the business integration agreement and the joint share transfer plan with Bank of Yokohama. On March 29, 2016, Higashi-Nippon Bank’s stock was delisted, and Concordia Financial Group, Ltd., a joint holding company of Higashi-Nippon Bank and Bank of Yokohama, was incorporated on April 1, 2016. Concordia Financial Group, Ltd.’s stock was listed on the First Section of the Tokyo Stock Exchange as of the same date.

Business Overview

Higashi-Nippon Bank is a regional bank with its head office located in Tokyo Prefecture, Japan. It conducts its business primarily in central Tokyo and also operates in the neighboring prefectures of Ibaraki, Kanagawa, Saitama, Chiba and Tochigi. At March 31, 2016, Higashi-Nippon Bank’s network in Japan included 80 branches, 2 sub-branches and 77 ATM locations and it did not have any overseas branches or representative offices. At March 31, 2016, Higashi-Nippon Bank had consolidated total assets of ¥2.2 trillion and deposits (including negotiable certificates of deposit) of ¥2.0 trillion. For the year ended March 31, 2016, Higashi-Nippon Bank had net profit of ¥8.1 billion.

Higashi-Nippon Bank’s sole business is banking. Together with its consolidated subsidiaries, it offers a broad range of banking products and services including deposits, loans, foreign currency exchange and other financial services such as credit guarantees for home loans and credit cards. It also offers for sale Japanese government bonds, investment funds and insurance products and leases safety deposit boxes. In addition, The Higashi-Nippon Guarantee Service Co., Ltd., or Higashi-Nippon Guarantee, a consolidated subsidiary established in 1990, provides credit guarantees on home loans provided by Higashi-Nippon Bank, and The Higashi-Nippongin JCB CARD Co., Ltd., a consolidated subsidiary established in 1996, offers JCB-brand credit cards.

Higashi-Nippon Bank aims to increase its lending balance in the prefectures surrounding Tokyo, particularly loans to small- and medium-sized enterprises. At March 31, 2016, loans provided within Tokyo Prefecture constituted 77.9% of Higashi-Nippon Bank’s loan portfolio. At March 31, 2016, loans to small- and medium-sized enterprises constituted 60.9% of Higashi-Nippon Bank’s loan portfolio and its loan to deposit ratio was 84.7%.

Higashi-Nippon Bank’s Business

Corporate Banking

Higashi-Nippon Bank is committed to providing high value-added solutions that are responsive to the various business issues faced by its customers. Its corporate banking business offers various loan products as well as financial consulting and internet banking services to support the needs of its corporate customers, mainly small- and medium-sized enterprises.

Higashi-Nippon Bank has been engaging in efforts to cultivate new business relationships through branch locations in central Tokyo that specialize in providing business loans, which totaled 20 at March 31, 2016, and the total number of its corporate customers has increased steadily since the year ended March 31, 2009.

Higashi-Nippon Bank believes that the upcoming Tokyo Olympics in 2020 provides new business opportunities. The Tokyo Olympics are expected to result in the construction of new infrastructure and new redevelopment projects in Tokyo Prefecture, particularly in the waterfront areas along Tokyo Bay. Higashi-Nippon Bank has a strong branch presence in this area and has established long-term relationships with local property owners who are taking leadership roles in the redevelopment projects.

In recent years, Higashi-Nippon Bank opened its branches in Tokyo, including a branch in Higashi Nihonbashi in September 2014 and a branch in Aoyama in April 2015. The Higashi Nihonbashi branch and the Aoyama branch, together with the Mita branch that opened in February 2013, have been designated “branches specialized in corporate banking,” focusing on face-to-face interactions with corporate customers through customer visitations.

Going forward, Higashi-Nippon Bank plans to continue to establish “branches specialized in corporate banking” in central Tokyo in order to expand its lending to small and medium-sized enterprises.

Deposits

Higashi-Nippon Bank offers a full range of deposit products for its corporate customers, including demand deposits, ordinary deposits, time deposits, certificates of deposit and foreign currency-denominated deposits.

Business Loans

Higashi-Nippon Bank provides loans to corporate customers, mainly small- and medium-sized enterprises, in a variety of industries, including the real estate, wholesale and retail, manufacturing and construction industries. These business loans generally have variable interest rates (adjusted every six months) and an average term of one to three years for working capital loans and 10 to 15 years for equipment purchase loans. The term of construction loans are for up to 30 years.

In order to provide flexible loan products that are not overly dependent on collateral or credit guarantees, Higashi-Nippon Bank offers many types of unsecured loan products such as the New Vigor Loan and the Good Partners Loan. The New Vigor Loan is a loan product for first-time customers of Higashi-Nippon Bank that meet certain eligibility conditions. The Good Partners Loan is a loan product that is designed to quickly meet the cash flow needs of small- and medium-sized enterprises and individual business owners.

Higashi-Nippon Bank is particularly focused on supporting businesses in certain growth sectors, including the environmental sector and the health and long-term care sector. For example, in June 2011, Higashi-Nippon Bank introduced its Medical Support Loan, a loan product that is tailored for customers who own or operate hospitals or medical clinics.

Higashi-Nippon Bank is also focused on supporting start-up businesses, including through the Tokyo Metropolitan Government’s start-up loan program. It also works with other public finance schemes and the prefectural governments across Japan in providing financing for start-up businesses, mainly in central Tokyo. In connection with its business loans, Higashi-Nippon Bank also arranges asset-based lending guarantees and debtor-in-possession guarantees through third parties.

Business Consulting

Higashi-Nippon Bank is committed to supporting the revitalization and growth of small- and medium-sized enterprises with high growth potential. In order to support customers seeking to further expand their existing sales channels and business partnerships, Higashi-Nippon Bank offers business matching services through which Higashi-Nippon Bank introduces customers to potential business partners. Higashi-Nippon Bank also provides referrals to various types of third-party business consultants, including in the areas of business succession, M&A advisory, ISO (International Organization for Standardization) quality management, equipment leasing and taxation, in order to build long-term relationships with these customers.

In April 2013, Higashi-Nippon Bank created the Business Strategy Promotion Department in order to expand its capabilities in supporting the revitalization and growth of small- and medium-sized enterprises. The Business Strategy Promotion Department takes various non-financial factors into account, including management strategies, technological capabilities and business models, in assessing the future prospects of its customers in order to provide non-financial support such as overseas expansion support and business matching services as well as financial support through, for example, lending.

In January 2016, together with Bank of Yokohama and Development Bank of Japan, Higashi-Nippon Bank formed the “Future Regional Vitalization Fund,” a fund aimed at fostering through investments the growth and vitalization of the regional economy centering on Tokyo Prefecture and Kanagawa Prefecture.

The Financing Facilitation Management Office of the Credit Department closely works with small- and medium-sized enterprises in order to improve and revitalize their businesses by, for example, working with each of Higashi-Nippon Bank’s distressed corporate customers in creating a tailored business improvement plan. In addition, Higashi-Nippon Bank works with third parties such as the Regional Economy Vitalization Corporation of Japan to arrange debtor-in-possession financing and exit financing for its distressed corporate customers.

Overseas Expansion Support

In light of the recent overseas expansion trend among small- and medium-sized enterprises in Japan, Higashi-Nippon Bank focuses on offering products and services in support of corporate customers who are entering new overseas markets, especially in Asian countries. For example, Higashi-Nippon Bank caters to the real estate-related needs of its customers, including assistance in connection with the opening of an overseas office, through its partnership with Tokyo Tatemono Real Estate Sales Co., Ltd.

In February 2012, Higashi-Nippon Bank entered into a business alliance agreement with Mitsui Sumitomo Insurance Company, Limited, or Mitsui Sumitomo Insurance, in order to strengthen its capabilities in the area of overseas expansion support. Through this business alliance, Higashi-Nippon Bank seeks to leverage Mitsui Sumitomo Insurance’s vast overseas network, particularly in Asia, and wealth of information and know-how that Mitsui Sumitomo Insurance has gained locally in overseas markets, and provide corporate customers with information on the relevant overseas markets, including information on risks and natural disasters.

In November 2013, Higashi-Nippon Bank entered into an agreement with Japan Finance Corporation, or JFC, to cooperate in supporting small- and medium-sized enterprises in their procurement of foreign currency-denominated funds from foreign financial institutions in Indonesia, Singapore, Thailand, Korea, the Philippines, Vietnam and Malaysia through JFC’s “Standby Letter of Credit Program.” Higashi-Nippon Bank also works with Development Bank of Japan Inc. to provide its corporate customers with information about overseas markets, such as information on laws and regulations as well as market trends, in addition to business matching services.

In May 2015, Higashi-Nippon Bank entered into a business alliance agreement with Vietnam Prosperity Joint-Stock Commercial Bank in order to support its corporate customers in its expansion of business in Vietnam.

Since February 2016, Higashi-Nippon Bank has participated in the support framework based on the memorandum of understanding for business cooperation executed between Japan Bank for International Cooperation and the Mexican State Government in order to support its corporate customers in their expansion of businesses in Mexico.

Retail Banking

Higashi-Nippon Bank’s retail banking business provides various financial services to individual customers. It offers a wide array of financial services including deposit products, housing loans and other types of consumer loans as well as sales of investment funds and insurance products. In order to enhance accessibility for its customers, Higashi-Nippon Bank offers ATM coverage, such as Japan Post Bank Co., Ltd.’s ATM network, East Japan Railway Company’s VIEW ALTTE ATM network, AEON Bank, Ltd.’s ATM network and the convenience-store based ATM networks of each of Seven Bank, Ltd., E-net Co., Ltd. and Lawson, Inc.

In March 2015, Higashi-Nippon Bank started to provide ATM network services in collaboration with Bank of Yokohama, which has enabled customers of Higashi-Nippon Bank and Bank of Yokohama to use both banks’ ATM networks conveniently in the metropolitan area mainly in Tokyo Prefecture and Kanagawa Prefecture.

Deposits

Higashi-Nippon Bank offers a full range of deposit products, including ordinary deposits, saving accounts, time deposits and foreign currency-denominated deposits. One example is the popular Lotto 6 Time Deposit, a deposit product through which the depositor receives a certain number of Lotto 6 lottery tickets from Higashi-Nippon Bank on a periodic basis during the term of the account.

Loans

Higashi-Nippon Bank provides housing loans with a variety of terms and interest rates to meet diversified customer needs such as the purchase of homes and apartments. In particular, refinancing housing loans are one of the primary products offered by Higashi-Nippon Bank to individual customers. Higashi-Nippon Bank’s refinancing housing loans generally have stringent conditions, such as that the borrower has not been delinquent in payments during recent years. As a result, individual customers who use Higashi-Nippon Bank’s refinancing housing loans tend to have a high credit rating.

Higashi-Nippon Bank offers a variety of unsecured consumer loan products, including education loans, car loans, elder care loans and card loan products, to its individual customers. In October 2015, in order to meet the financial needs of more customers, Higashi Nippon Bank launched “Super Loan;” which allows customers to borrow on an unsecured basis up to ¥10 million without restriction on use.

Investment Funds

Higashi-Nippon Bank offers for sale a variety of investment funds with varying risk-return profiles, including investment funds that invest in a diverse array of REITs in the United States and other foreign countries as well as Japanese and foreign equity investment funds. The investment funds sold by Higashi-Nippon Bank are developed and managed by experienced asset management companies in Japan and overseas.

Insurance Products

Higashi-Nippon Bank offers for sale single-premium whole life insurance, whereby customers who make a one-time payment upon subscription receive lifetime death benefit protection. It also sells a wide range of insurance products, including individual annuity insurance, cancer insurance, medical insurance and home fire insurance.

Internet-based Services

Higashi-Nippon Bank’s individual customers are able to confirm account balances and make remittances through Higashi-Nippon Bank’s internet banking service, which had approximately 15,000 registered users at March 31, 2016.

In April 2011, Higashi-Nippon Bank opened its first internet-based branch, the Oedo Nihonbashi branch, which allows customers to access Higashi-Nippon Bank’s services on the internet without the need for an in-person visit to a physical branch location or teller window. In April 2013, Higashi-Nippon Bank launched the Oedo Nihonbashi Card Loan program, an unsecured card loan product without restriction on use that customers can apply for through the internet.

Organizational Structure

The following table presents Higashi-Nippon Bank’s consolidated subsidiaries at March 31, 2016:

Name	Country of Residence	Main Business	Voting Rights Owned Directly or Indirectly by Higashi-Nippon Bank (%)
The Higashi-Nippon Business Service Co., Ltd.	Japan	Office administration services	100
The Higashi-Nippon Guarantee Service Co., Ltd.	Japan	Credit guarantee services	100
The Higashi-Nippongin JCB CARD Co., Ltd. (1)	Japan	Credit card services	15

(1)	Although Higashi-Nippon Bank’s ownership is less than 50%, The Higashi-Nippongin JCB CARD Co., Ltd. is deemed to be a consolidated subsidiary of Higashi-Nippon Bank, as Higashi-Nippon Bank has effective control over The Higashi-Nippongin JCB CARD Co., Ltd. by contractual arrangements with The Higashi-Nippongin JCB CARD Co., Ltd.

Property, Plant and Equipment

Higashi-Nippon Bank’s head office is located in an office building owned by Higashi-Nippon Bank in the Nihonbashi area of Tokyo Prefecture. Higashi-Nippon Bank owns most of the space for all of its branches and other facilities. The following table shows the net carrying amount of Higashi-Nippon Bank’s tangible fixed assets at March 31, 2016:

At March 31, 2016
(Millions of yen)
Land	¥8,278
Buildings	7,247
Equipment and other	3,129
Construction in progress	736

Total	¥19,390

At March 31, 2016, Higashi-Nippon Bank had plans to invest a total of ¥14.0 billion from its internal funds towards the construction, expansion or improvement of its facilities.

Legal Proceedings

Higashi-Nippon Bank is not involved in any litigation or other legal proceedings that would individually or in the aggregate be expected to have a material adverse effect on its results of operations or financial condition.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

You should read the following discussion and analysis in conjunction with the respective audited annual consolidated financial statements of Bank of Yokohama and Higashi-Nippon Bank, which have been prepared in accordance with IFRS, included elsewhere in this annual report. The fiscal year end for each of Bank of Yokohama and Higashi-Nippon Bank is March 31.

Overview

Recent Economic Conditions

Prime Minister Shinzo Abe introduced the so-called Abenomics policy after assuming office in December 2012 and, in conjunction with Abenomics, the BoJ has been engaging in quantitative and qualitative monetary easing policy starting in April 2013. The Abenomics policy consists of three fundamental strategies. As part of the first fundamental strategy, a series of anti-deflation and other monetary measures are being implemented in coordination with the BoJ. The BoJ put forth in January 2014 an inflation target of 2% in terms of a year-on-year rate of change in the consumer price index to be achieved in approximately two years, and began to implement measures under its quantitative and qualitative monetary easing policy in April 2014. The second fundamental strategy set forth by the Abe administration includes increased government spending to stimulate the economy. The third fundamental strategy includes deregulation and other growth measures, as well as plans focused on, among other things, the health, energy, infrastructure and agriculture sectors, foreign investments and trade, and labor and employment.

Japanese economic conditions have been on a gradual recovery since the introduction of Abenomics, continuing its recovery into the first half of the year ended March 31, 2016. In the first half, the market continued to gradually recover due mainly to improvement in corporate earnings and signs of a pickup in personal consumption and in capital investment. In the second half of the year ended March 31, 2016, although the recovery slowed down as a result of cautious corporate activities and sluggish personal consumption due mainly to the market downturn in emerging countries in Asia and resource-rich countries, including China, the market condition generally continued to be flat. In order to stimulate the Japanese economy, the BOJ announced the implementation of quantitative and qualitative monetary easing policy with a negative interest rate on January 29, 2016, under which most short-term and long-term interest rate indexes became negative.

The economies of the regions in which Concordia Financial operates generally tracked the overall Japanese economy. In Kanagawa Prefecture, although there were weaknesses particularly around consumer spending, the economy continued to steadily recover during the course of the year. The economy of Tokyo Prefecture also improved, as industrial activities remained stable and conditions in labor market improved.

Kanagawa Prefecture

Kanagawa Prefecture, where Concordia Financial is based, is a very large market, ranking fourth and third among the 47 prefectures in terms of the number of businesses (318,966) as of July 2014 and the amount of retail sales (¥7.6 trillion) for calendar year 2011, respectively, in each case according to the Ministry of Internal Affairs and Communications, and its manufacturing output (¥17.4 trillion) ranked second among the 47 prefectures for calendar year 2014, according to the Ministry of Economy, Trade and Industry. Furthermore, Kanagawa Prefecture’s gross prefectural product (¥30.2 trillion) for the year ended March 31, 2014 ranked fourth among the 47 prefectures, according to data compiled by each of the prefectural governments.

In addition, Concordia Financial believes that Kanagawa Prefecture is a region with strong potential for further growth. For example, at October 2014, Kanagawa Prefecture’s population of approximately 9.1 million ranked second among the 47 prefectures of Japan and constituted approximately 7.2% of the total population of Japan, according to the Ministry of Internal Affairs and Communications. Despite a general downward trend in Japan’s national population, Kanagawa Prefecture is expected to maintain a population of more than 9.0 million through 2025, according to the National Institute of Population and Social Security Research, with population increasing in the major cities of Yokohama and Kawasaki for the next several years.

Tokyo Prefecture

Tokyo Prefecture is the largest market in Japan by several measures. It ranks first among the 47 prefectures in terms of the number of businesses (720,169) at July 2014 and the amount of retail sales (¥18.2 trillion) for calendar year 2013, in each case according to the Ministry of Internal Affairs and Communications. Furthermore, Tokyo Prefecture’s gross prefectural product (¥93.1 trillion) for the year ended March 31, 2014 ranked first among the 47 prefectures, according to data compiled by each of the prefectural governments, and its population of approximately 13.4 million ranked first among the 47 prefectures of Japan at October 2014, according to the Ministry of Internal Affairs and Communications. In addition, Concordia Financial believes that Tokyo Prefecture and the surrounding areas is a region with a high potential for growth in the near future due to the 2020 Tokyo Olympics, which is expected to result in significant investments in infrastructure in the region.

Outlook

Despite improvements in the Japanese as well as Kanagawa and Tokyo Prefectures’ economies, there remain uncertainties over the medium- and long-term effectiveness of the government’s economic measures, and Abenomics in particular. The Abenomics measures have so far affected each economic segment differently, potentially creating varying business environments for Concordia Financial’s customers, borrowers and investees depending on their industry and particular circumstances. Specifically, Abenomics have so far benefitted mostly larger corporations. Nevertheless, Concordia Financial believes that going forward, as increases in salaries through “base-ups” (raising base pay rather than giving a one-time raise) take hold and decreases in energy prices have an impact, small- and medium-sized enterprises and individual customers may begin to reap the benefits of improvements in the Japanese economy. Concordia Financial expects the quantitative and qualitative monetary easing policy of the BoJ to continue with a negative interest rates for the near future.

With respect to regulatory trends, Concordia Financial expects the scope of operations for the bank holding company to be expanded and Basel requirements to be further tightened.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF BANK OF YOKOHAMA

You should read the following discussion and analysis of Bank of Yokohama’s financial condition and results of operations together with its audited consolidated financial statements included elsewhere in this annual report. The discussion at and for the years ended March 31, 2016 and 2015 is based on Bank of Yokohama’s audited annual consolidated financial statements, which have been prepared in accordance with IFRS.

Overview

Bank of Yokohama is a regional bank, with its headquarters in Kanagawa, Japan.

Bank of Yokohama’s operations consist of three businesses — banking, securities and leasing. Its primary business is the banking business, through which it offers a broad range of banking products and services to retail customers as well as corporate customers through an extensive network of branches, particularly in Kanagawa Prefecture and southwestern Tokyo.

At March 31, 2016, Bank of Yokohama had consolidated total assets of ¥15.3 trillion and deposits of ¥12.8 trillion. For the year ended March 31, 2016, Bank of Yokohama had a net profit of ¥64.9 billion.

Operating Environment

Economic Indicators

Bank of Yokohama’s results of operations and financial condition are significantly affected by economic conditions in Japan overall, Kanagawa and Tokyo Prefectures and, to a lesser extent, the global economy.

Key indicators of the foregoing economic conditions, particularly of Japan and Kanagawa Prefecture, that Bank of Yokohama tracks, and recent trends of such indicators, are set forth below:

•	Gross Domestic Product. According to the Cabinet Office, Japan’s real gross domestic product growth rate was -0.9% for the year ended March 31, 2015 and was 0.8% for the year ended March 31, 2016.

•	Business Conditions Diffusion Index. According to the Bank of Japan, or the BoJ, Japan’s quarterly business conditions diffusion index decreased slightly from 8 in September 2015 to 7 in March 2016, and Kanagawa Prefecture’s quarterly business conditions diffusion index decreased from 12 in March 2015 and 9 in September 2015 to 6 in March 2016. The diffusion index can be used as a rough indicator to assess business condition trends; when the diffusion index is increasing, the economy can be interpreted to be in an expansion or recovery phase, and when decreasing, in a contraction or worsening phase.

•	Fixed Investment. According to the BoJ, fixed investment including land purchasing expenses in Japan continued to grow for the year ended March 31, 2016, growing 5.0% for the year ended March 31, 2016, marking ten consecutive half-year periods of positive growth. Fixed investment including land purchasing expenses in Kanagawa Prefecture also grew by 4.0% for the year ended March 31, 2016.

•	Housing Starts. According to the Ministry of Land, Infrastructure, Transport and Tourism of Japan, housing starts in Japan decreased by 10.8% for the year ended March 31, 2015 and increased by 4.6% for the year ended March 31, 2016. Housing starts in Kanagawa Prefecture decreased by 11.7% for the year ended March 31, 2015 and increased by 4.7% for the year ended March 31, 2016.

•	Industrial Production. According to Ministry of Economy, Trade and Industry, industrial production decreased for the year ended March 31, 2015 and decreased for the year ended March 31, 2016 compared to the previous year.

•	Private Consumption. According to the Statistics Bureau of the Ministry of Internal Affairs and Communications, private consumption increased by 2.7% and 0.8% for the years ended March 31, 2015 and March 31, 2016, respectively.

In addition, Bank of Yokohama tracks the following market indicators:

•	The Nikkei Stock Average, which is a price-weighted average of 225 stocks listed on the Tokyo Stock Exchange First Section, fell from ¥19,206.99 at March 31, 2015 to ¥16,758.67 at March 31, 2016.

•	In Japanese financial and capital markets, interest rates remained at relatively low levels at March 31, 2016 due to the ongoing provision of ample funds by the BoJ. The long-term interest rates, represented by the yield on newly-issued ten-year Japanese government bonds, the short-term interest rates, represented by the Euroyen-three-month Tokyo Interbank Offered Rate, or TIBOR, and the uncollateralized overnight call rate used in the interbank markets was 0.400%, 0.170% and 0.015%, respectively, at March 31, 2015, and -0.035%, 0.098% and 0.002%, respectively, at March 31, 2016. Since February 2016, the BoJ has implemented negative interest rates.

•	The yen appreciated against the U.S. dollar from ¥120.21 per dollar at March 31, 2015 to ¥112.43 per dollar at March 31, 2016, according to the statistical data published by the BoJ.

Factors Affecting Bank of Yokohama’s Financial Results

Income (Loss)

Bank of Yokohama’s principal sources of operating income are: (i) net interest income, (ii) net fee and commission income, (iii) net trading income, and (iv) other operating income, including net investment income and other income.

Net Interest Income

Net interest income is Bank of Yokohama’s largest source of operating income.

Net interest income, or the difference between interest income and interest expenses, is a function of the amount of interest-earning assets and interest-bearing liabilities and the spread (the difference between the rate of the interest earned on average interest-earning assets and the rate of interest paid on average interest-bearing liabilities).

Bank of Yokohama’s interest income principally comes from interest on loans and advances to individual and corporate customers. To a lesser extent, Bank of Yokohama’s interest income also includes interest on investment debt securities, deposits with banks and call loans.

Bank of Yokohama’s interest expenses include interest paid on deposits and, to a lesser extent, interest paid on debt securities issued, borrowings, call money and cash collateral on securities lent and repurchase agreements.

Interest rates on loans and advances as well as deposits are affected to a great extent by interest rates in the market overall, in particular the general level of interest rates in Japan. The general level of interest rates in Japan is, in turn, mainly affected by changes in the policy interest rates set by the BoJ. Since April 2013, the BoJ has been engaging in quantitative and qualitative monetary easing policy in order to counter low inflation. In January 2016, the BoJ announced the introduction of “quantitative and qualitative monetary easing with a negative interest rate” (“negative interest rate policy”), which imposed a negative interest rate to a portion of the outstanding balance of each financial institution’s current account at the BoJ. The negative interest rate policy has been implemented since February 2016 and resulted in a sharp decline in the TIBOR and short-term and long-term prime rates. The interest rates Bank of Yokohama charges on its loans are mostly determined based on the short-term interest rates in the market such as the TIBOR, short-term and long-term prime rates, and other indicative rates. A decline in those indices indicates that the interest rates Bank of Yokohama offers to its individual and corporate customers also have declined, which has led to the deterioration of net interest income due to the fact that the interest rates paid on deposits were already close to zero and it was difficult to decrease at a corresponding rate. Largely due to the contraction in the interest spread, net interest income of Bank of Yokohama has been decreasing.

Bank of Yokohama presumes the BoJ’s negative interest rate policy to continue in the near future as long as the current economic condition persists, which in turn keeps pressure on the interest rate spread and net interest income. In response, Bank of Yokohama has been focusing on increasing the outstanding amount of loans and improving its loan portfolio by seeking to extend loans with higher interest rates, such as credit card loans (i.e. non-collateralized loans), to individual customers, and loans to small- and medium-sized enterprises rather than loans to large enterprises. In conjunction with this effort, Bank of Yokohama has been focusing on increasing loans to corporate customers in industries that it views as having growth potential, such as environmental, health and long-term care sectors as well as loans denominated in foreign currencies, particularly to Asia.

Aided by these efforts, Bank of Yokohama’s outstanding loans have increased by ¥176,852 million, or 1.8%, from ¥9,857,034 million at March 31, 2015 to ¥10,033,886 million at March 31, 2016. Bank of Yokohama expects the amount of outstanding loans to continue to increase in the near future as improvements in general economic conditions will trickle down to small- and medium-sized enterprises, which have less capital on hand than larger enterprises and therefore tend to rely on lending from banks, particularly regional banks, to obtain capital to enter into new businesses or make capital investments to increase production capacity.

Net Fee and Commission Income

After net interest income, the second largest source of income for Bank of Yokohama is net fee and commission income. Net fee and commission income is the difference between fee and commission income and fee and commission expenses.

Bank of Yokohama’s fee and commission income is derived from a variety of services and products, including fees derived from the securities-related business such as sales of investment trusts, fees earned on loans and deposits, money remittances and transfers, insurance agency commissions such as fees from sales of insurance products and fees from agency and other services such as offering of safe deposit boxes.

Bank of Yokohama’s fee and commission expenses include expenses related to loans and deposits in connection with ATM fees paid to other financial institutions for the use of their ATMs by Bank of Yokohama’s customers, and money remittances and transfers.

The principal factors affecting fee and commission income are demand for the services provided, the expenses incurred for providing those services and fees charged by competitors for similar services. The volume of services provided also affects profitability, as Bank of Yokohama’s fee businesses have significant economies of scale. The amount of fees and commissions from the securities-related business, a key component of fee and commission income, is significantly affected by the performance of the Japanese domestic stock market, with strong market performance generally having a positive effect on Bank of Yokohama’s fee and commission income because it increases demand for purchases of securities by its customers.

Due to the recent decrease in net interest income as a result of declining interest rates, Bank of Yokohama has been placing an increasing emphasis on increasing its net fee and commission income. Although Bank of Yokohama will continue to focus its efforts on increasing its net fee and commission income, whether it will actually be able to do so will depend in part on the performance of the Japanese and the global stock market, a negative trend will decrease demand for securities and insurance products.

Net Trading Income

Net trading income consists mainly of realized and unrealized gains and losses on securities classified as held for trading as well as gains and losses on derivatives instruments which Bank of Yokohama transacts for trading, asset liability management and hedging purposes. It also includes net interest and dividend income on these instruments.

Other Operating Income

Other operating income includes net investment income and other income.

Net investment income consists mainly of gains and losses from the disposal of investment securities including Japanese government bonds, corporate bonds and Japanese listed equity securities as well as dividends on available-for-sale equity securities. The principal factors affecting net investment income are Bank of Yokohama’s investment portfolio composition, general market conditions and the economic environment.

Other income includes income from hire purchase, gains on disposal of property and equipment, foreign exchange gains, rental income and other income that is not included in the above items.

Expenses

Impairment losses on investment securities and loans and advances

Impairment losses on investment securities and loans and advances are recognized when there is objective evidence that a financial asset or a group of assets is impaired. The deterioration of individual or corporate customer’s financial condition may increase impairment losses. In addition, when economic conditions or financial markets deteriorate, impairment losses generally increase.

General and Administrative Expenses

Bank of Yokohama’s general and administrative expenses consist primarily of personnel expenses, such as salaries, current cost on defined benefit plans and related expenses, operating and administrative expenses such as rent and lease expenses, premiums for deposit insurance, building and maintenance expenses, supplies expenses, and taxes and dues and depreciation and amortization expenses.

Other Operating Expenses

Other operating expenses include cost of hire purchase, losses on disposal of property and equipment and other expenses that are not included in the above items.

Critical Accounting Estimates and Judgments

Bank of Yokohama’s financial condition and results of operations are affected by the accounting policies, assumptions, estimates and judgments that management is required to make in the course of the preparation of the consolidated financial statements under IFRS. All estimates and assumptions are best estimates undertaken in accordance with the applicable IFRS, though actual results may differ from these estimates and assumptions.

Estimates and judgments are periodically reviewed and evaluated based on historical results and other factors, including expectations of future events that are believed to be reasonable. Such accounting estimates and judgments could change from period to period and have a material impact on Bank of Yokohama’s reported financial condition and results of operations. Revisions to estimates are recognized prospectively.

Bank of Yokohama has identified the following significant accounting policies that involve critical accounting estimates and judgments.

•	Determination of control over investees

•	Impairment of financial instruments

•	Fair value of financial instruments

•	Income taxes

•	Retirement benefit liabilities

Refer to Note 4 of the audited consolidated financial statements included elsewhere in this annual report for a discussion on each of the above critical accounting estimate and judgments.

Recent Accounting Pronouncements

See Note 2.1.3 to the audited consolidated financial statements included elsewhere in this annual report for a discussion of new accounting pronouncements applicable to Bank of Yokohama.

Results of Operations

The following table sets forth a summary of Bank of Yokohama’s results of operations for the years ended March 31, 2016, 2015 and 2014:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Interest income	¥147,662	¥154,686	¥161,152
Interest expenses	12,228	10,625	11,598

Net interest income	135,434	144,061	149,554

Fee and commission income	57,765	59,639	55,636
Fee and commission expenses	5,869	6,196	5,775

Net fee and commission income	51,896	53,443	49,861

Net trading income	41,818	28,757	14,940
Other operating income	4,736	9,679	30,533

Operating income	233,884	235,940	244,888

Impairment losses on investment securities	4,158	890	788
Impairment losses (reversals) on loans and advances	2,796	(6,033)	11,231
General and administrative expenses	110,500	110,441	106,759
Other operating expenses	14,195	11,205	14,672

Operating expenses	131,649	116,503	133,450

Share of profit in associates and a joint venture	340	5	6

Profit before tax	102,575	119,442	111,444
Income tax expenses	37,662	40,250	44,957

Net profit	64,913	79,192	66,487

Net profit attributable to:
Shareholders of the parent	64,415	75,385	63,922
Non-controlling interests	498	3,807	2,565

The Year Ended March 31, 2016 Compared to the Year Ended March 31, 2015

Total operating income decreased by ¥2,056 million, or 0.9%, from ¥235,940 million for the year ended March 31, 2015 to ¥233,884 million for the year ended March 31, 2016, due to decreases in net interest income of ¥8,627 million, other operating income of ¥4,943 million and net fee and commission income of ¥1,547 million, which were partially offset by an increase in net trading income of ¥13,061 million.

Net profit decreased by ¥14,279 million, or 18.0%, from ¥79,192 million for the year ended March 31, 2015 to ¥64,913 million for the year ended March 31, 2016, mainly as a result of increases in impairment losses on investment securities and loans and advances of ¥12,097 million and other operating expenses of ¥2,990 million, which were partially offset by a decrease in income tax expenses of ¥2,588 million.

The Year Ended March 31, 2015 Compared to the Year Ended March 31, 2014

Total operating income decreased by ¥8,948 million, or 3.7%, from ¥244,888 million for the year ended March 31, 2014 to ¥235,940 million for the year ended March 31, 2015, primarily due to decreases in other operating income of ¥20,854 million and net interest income of ¥5,493 million, which were partially offset by increases in net trading income of ¥13,817 million and net fee and commission income of ¥3,582 million.

Net profit increased by ¥12,705 million, or 19.1%, from ¥66,487 million for the year ended March 31, 2014 to ¥79,192 million for the year ended March 31, 2015, mainly as a result of an improvement in impairment charges on loans and advances of ¥17,264 million and a decrease in other operating expenses of ¥3,467 million, which were partially offset by an increase in general and administrative expenses of ¥3,682 million.

Net Interest Income

The table below sets forth the details of Bank of Yokohama’s interest income and expenses for the periods shown:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Interest income
Deposits with banks	¥2,330	¥2,132	¥1,422
Call loans	1,993	1,235	986
Investment securities	11,022	12,567	13,283
Held-to-maturity	166	246	313
Available-for-sale	4,506	5,036	4,765
Loans and receivables	6,350	7,285	8,205
Loans and advances, other than finance lease receivables	129,617	135,645	142,230
Finance lease receivables	1,092	1,505	1,432
Other	1,608	1,602	1,799

Total interest income	147,662	154,686	161,152

Interest expenses
Deposits	4,903	4,470	4,924
Call money	1,509	578	489
Cash collateral on securities lent	842	413	135
Debt securities issued	—	144	1,086
Borrowings	3,279	3,173	3,971
Other	1,695	1,847	993

Total interest expenses	12,228	10,625	11,598

Net interest income	135,434	144,061	149,554

The Year Ended March 31, 2016 Compared to the Year Ended March 31, 2015

Net interest income decreased by ¥8,627 million, or 6.0%, from ¥144,061 million for the year ended March 31, 2015 to ¥135,434 million for the year ended March 31, 2016. The decrease in net interest income was due to a decrease in interest income and an increase in interest expenses which is further explained in detail below.

Interest Income

Total interest income decreased by ¥7,024 million, or 4.5%, from ¥154,686 million for the year ended March 31, 2015 to ¥147,662 million for the year ended March 31, 2016. This decrease principally reflected decreases in interest income on investment securities and loans and advances.

Interest income on investment securities decreased by ¥1,545 million, or 12.3%, from ¥12,567 million for the year ended March 31, 2015 to ¥11,022 million for the year ended March 31, 2016, mainly due to a lower balance of investments in debt securities during the period. In response to the lower and negative interest rate environment in Japan, Bank of Yokohama has strategically adjusted the asset allocation of its investment securities portfolio to maximize stable investment income, resulting in a decrease in the share of debt securities and an increase in the share of equity securities within its investment portfolio.

Interest income on loans and advances, other than finance lease receivables decreased by ¥6,028 million, or 4.4%, from ¥135,645 million for the year ended March 31, 2015 to ¥129,617 million for the year ended March 31, 2016. This decrease was primarily due to a decline in interest yields reflecting the increasing competition in the commercial banking industry in Japan and a decrease in short-term market interest rates given the lower and negative interest rate market environment. This decrease was partially offset by an increase in interest income generated from a higher average balance of loans and advances during the period.

Interest Expenses

Total interest expenses increased by ¥1,603 million, or 15.1%, from ¥10,625 million for the year ended March 31, 2015 to ¥12,228 million for the year ended March 31, 2016, primarily due to increases in interest on deposits and call money.

Interest expenses on deposits increased by ¥433 million, or 9.7%, from ¥4,470 million for the year ended March 31, 2015 to ¥4,903 million for the year ended March 31, 2016, mainly attributable to an increase in the average balance of deposits during the period since the interest rates on deposits remained stable during the period.

Interest expenses on call money increased by ¥931 million, or 161.1%, from ¥578 million for the year ended March 31, 2015 to ¥1,509 million for the year ended March 31, 2016, mainly attributable to an increase in the average balance of call money during the period.

The Year Ended March 31, 2015 Compared to the Year Ended March 31, 2014

Net interest income decreased by ¥5,493 million, or 3.7%, from ¥149,554 million for the year ended March 31, 2014 to ¥144,061 million for the year ended March 31, 2015. The decrease in net interest income was due to a decrease in interest income, which was partially offset by a decrease in interest expenses. Lower market interest rates for the year ended March 31, 2015 as compared to the year ended March 31, 2014 resulted in a decrease in both interest income and interest expenses.

Interest Income

Total interest income decreased by ¥6,466 million, or 4.0%, from ¥161,152 million for the year ended March 31, 2014 to ¥154,686 million for the year ended March 31, 2015. This decrease principally reflected decreases in interest income on loans and advances and interest income on investment securities.

Interest income on loans and advances other than finance lease receivables decreased by ¥6,585 million, or 4.6%, from ¥142,230 million for the year ended March 31, 2014 to ¥135,645 million for the year ended March 31, 2015. This decrease was primarily due to a decline in interest yields reflecting the increasing competition in the commercial banking industry and a decrease in short-term interest rates in Japanese financial and capital markets, which was partially offset by the increase in average balance of loans and advances during the period.

Similarly, interest income on investment securities decreased by ¥716 million, or 5.4%, from ¥13,283 million for the year ended March 31, 2014 to ¥12,567 million for the year ended March 31, 2015, mainly due to a decline in the average interest rates along with a lower balance of investment securities classified as loans and receivables during the period.

Interest Expenses

Total interest expenses decreased by ¥973 million, or 8.4%, from ¥11,598 million for the year ended March 31, 2014 to ¥10,625 million for the year ended March 31, 2015, primarily due to a decrease in interest on deposits, debt securities issued and borrowings.

Interest expenses on deposits decreased by ¥454 million, or 9.2%, from ¥4,924 million for the year ended March 31, 2014 to ¥4,470 million for the year ended March 31, 2015, mainly attributable to a decline in the average interest rates during the period, which was partially offset by an increase in the average balance of deposits.

Interest expenses on debt securities issued decreased by ¥942 million, or 86.7%, from ¥1,086 million for the year ended March 31, 2014 to ¥144 million for the year ended March 31, 2015, due to redemptions of debt securities.

Interest expenses on borrowings decreased by ¥798 million, or 20.1%, from ¥3,971 million for the year ended March 31, 2014 to ¥3,173 million for the year ended March 31, 2015, due to lower interest rates, which was partially offset by an increase in the average balance of borrowings.

Net Fee and Commission Income

The following table sets forth the details of Bank of Yokohama’s fee and commission income and expenses for the periods shown:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Fee and commission income
Loans and deposits	¥17,715	¥17,006	¥16,884
Remittances and transfers	10,211	10,225	10,158
Securities-related business	14,711	19,537	18,781
Insurance agency commissions	9,429	7,708	4,714
Safe deposits	1,612	1,657	1,692
Other	4,087	3,506	3,407

Total fee and commission income	57,765	59,639	55,636

Fee and commission expenses
Loans and deposits	2,891	2,913	2,890
Remittances and transfers	1,947	1,917	1,897
Other	1,031	1,366	988

Total fee and commission expenses	5,869	6,196	5,775

Net fee and commission income	¥51,896	¥53,443	¥49,861

The Year Ended March 31, 2016 Compared to the Year Ended March 31, 2015

Net fee and commission income decreased by ¥1,547 million, or 2.9%, from ¥ 53,443 million for the year ended March 31, 2015 to ¥51,896 million for the year ended March 31, 2016. This net decrease was due to a decrease in fee and commission income, which was partially offset by a decrease in fee and commission expenses.

Fee and Commission Income

Fee and commission income decreased by ¥1,874 million, or 3.1%, from ¥59,639 million for the year ended March 31, 2015 to ¥57,765 million for the year ended March 31, 2016. The primary reason for the decrease was due to a decrease in fees from securities-related business, which was partially offset by an increase in insurance agency commissions.

Fees from securities-related business decreased mainly due to lower sales commissions and trust fees as a result of a decrease in sales volume and a decline in the net asset value of shares of investment trusts sold to clients during the current year.

Insurance agency commissions continued to increase as a result of an increase in the sales volume of insurance products due to heavier sales promotion efforts and increased demand for such products.

Fee and Commission Expenses

Fee and commission expenses decreased by ¥327 million, or 5.3%, from ¥6,196 million for the year ended March 31, 2015 to ¥5,869 million for the year ended March 31, 2016, primarily resulting from a decrease in other fee and commission expenses corresponding to the decrease in fee and commission income described above.

The Year Ended March 31, 2015 Compared to the Year Ended March 31, 2014

Net fee and commission income increased by ¥3,582 million, or 7.2%, from ¥49,861 million for the year ended March 31, 2014 to ¥53,443 million for the year ended March 31, 2015. This net increase was due to an increase in fee and commission income, which was partially offset by an increase in fee and commission expenses.

Fee and Commission Income

Fee and commission income increased by ¥4,003 million, or 7.2%, from ¥55,636 million for the year ended March 31, 2014 to ¥59,639 million for the year ended March 31, 2015. The primary reason for the increase was increases in fees from the securities-related business and insurance agency commissions.

The increase in fees from the securities-related business was mainly driven by increases in investment trust sales commissions and the accompanying trust fees, reflecting the positive trend in the Japanese stock market.

Insurance agency commissions also increased as a result of an increase in the sales volume of insurance products due to more active sales promotion efforts and increased demand for such products. The increased demand for insurance products was mainly attributable to the change in the Japanese inheritance tax, which increased the tax rates and lowered the exemption deductions effective from January 1, 2015, since life insurance death benefits that are paid out to a beneficiary in lump sum are generally excluded from the recipient’s taxable income.

Fee and Commission Expenses

Fee and commission expenses increased by ¥421 million, or 7.3%, from ¥5,775 million for the year ended March 31, 2014 to ¥6,196 million for the year ended March 31, 2015, primarily resulting from an increase in other fee and commission expenses corresponding to the increase in fee and commission income described above.

Net Trading Income

The following table sets forth the details of Bank of Yokohama’s net trading income for the periods shown:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Equity securities	¥1,078	¥610	¥260
Debt securities	1,522	1,779	1,329
Derivatives
Interest rate contracts	3,221	4,909	4,594
Foreign currency contracts	(7)	50	63
Bond contracts	36,004	21,409	8,694

Total	¥41,818	¥28,757	¥14,940

The Year Ended March 31, 2016 Compared to the Year Ended March 31, 2015

Net trading income increased by ¥13,061 million, or 45.4%, from ¥28,757 million for the year ended March 31, 2015 to ¥41,818 million for the year ended March 31, 2016, primarily due to an increase in net trading income on derivatives of bond contracts.

The increase in net trading income on bond derivatives was mainly driven by an increase in the level of bond call options sold during the year under the buy-write strategy which Bank of Yokohama has adopted. In a buy-write transaction, Bank of Yokohama writes a bond call option and simultaneously buys the underlying debt security, mainly Japanese government bonds, in order to generate income from option premiums while lowering interest rate risk arising from the underlying debt security.

The Year Ended March 31, 2015 Compared to the Year Ended March 31, 2014

Net trading income increased by ¥13,817 million, or 92.5%, from ¥14,940 million for the year ended March 31, 2014 to ¥28,757 million for the year ended March 31, 2015, primarily due to an increase in net trading income in derivatives of bond contracts.

The increase in net trading income in bond derivatives was mainly driven by an increase in the derivative transactions on bond call options sold during the year under the buy-write strategy which Bank of Yokohama adopted. In a buy-write transaction, Bank of Yokohama writes a bond call option and simultaneously buys the underlying debt security, mainly Japanese government bonds, in order to generate income from the option premiums while lowering interest rate risk arising from the underlying debt security.

In addition to the additional income earned from option premiums, the lower interest rate environment during the year ended March 31, 2015, resulted in an increase in gains in trading income attributable to a price increase on debt securities which was partially offset by an increase in losses on debt securities attributable to a larger price difference between the lower exercise price and the increased market price of the underlying bond.

Other Operating Income

The following table sets forth the details of Bank of Yokohama’s other operating income for the periods shown:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Net investment income (losses):
Debt securities:
Losses on sale of available-for-sale securities	¥(30,971)	¥(21,946)	¥(6,609)
Gains on sale of securities categorized as loans and receivables	29	542	75
Available-for-sale equity securities:
Gains on sale	10,225	7,856	11,182
Dividends	7,473	5,341	4,477

Total net investment income (losses)	(13,244)	(8,207)	9,125

Other income:
Rental income	1,206	1,262	1,238
Income from hire purchase	10,823	8,788	11,403
Income from collection of receivables	1,112	1,083	1,060
Gain on foreign exchange transactions	1,422	1,466	1,399
Gain on securities contributed to employees’ retirement benefit trust	—	—	3,224
Gain on disposal of property and equipment	9	3,126	571
Other income	3,408	2,161	2,513

Total other income	17,980	17,886	21,408

Total other operating income	¥4,736	¥9,679	¥30,533

The Year Ended March 31, 2016 Compared to the Year Ended March 31, 2015

Other operating income decreased by ¥4,943 million, or 51.1%, from ¥9,679 million for the year ended March 31, 2015 to ¥4,736 million for the year ended March 31, 2016. The decrease was mainly due to an increase in net investment losses.

Net Investment Income (Losses)

Net investment losses increased by ¥5,037 million, or 61.4%, from ¥8,207 million for the year ended March 31, 2015 to ¥13,244 million for the year ended March 31, 2016. This was mainly because of an increase in losses on sale of available-for-sale debt securities of ¥9,025 million, which was partially offset by increases in gains on sale of available-for-sale equity securities of ¥2,369 million and dividends of ¥2,132 million.

Bank of Yokohama recorded net losses on sale of debt securities and net gains on sale of equity securities of ¥30,971 million and ¥10,225 million, respectively, for the year ended March 31, 2016, as compared to net losses on sale of debt securities and net gains on sale of equity securities of ¥21,946 million and ¥7,856 million, respectively, for the year ended March 31, 2015.

The increased losses on sale of debt securities arose primarily from increased sales of debt securities, mainly Japanese government bonds, in connection with the buy-write transactions undertaken during the year ended March 31, 2016. Such losses were mainly offset by the corresponding trading gains arising from the bond derivatives sold related to the buy-write strategy. Additionally, given the current low interest rate environment, Bank of Yokohama has strategically adjusted the asset allocation of its investment securities portfolio to maximize stable investment income, resulting in a decrease in the share of debt securities and an increase in the share of equity securities within its investment securities portfolio.

The increase in gains on sale of available-for-sale equity securities was mainly because of increased sales of equity securities compared to the prior year, during which Bank of Yokohama actively unwound its cross-shareholdings.

Dividend income increased primarily as a result of the favorable financial results of issuers of equity securities held as investment which led to higher dividend payouts.

Other Income

Other income slightly increased by ¥94 million, or 0.5%, from ¥17,886 million for the year ended March 31, 2015 to ¥17,980 million for the year ended March 31, 2016. The increase in other income was mainly due to increases in income from hire purchase, which was partially offset by a decrease in gains on disposal of property and equipment.

The increase in income from hire purchase was mainly due to a combination of increases in the transaction volume and amount of hire purchase per transaction as a result of strong demand for hire purchase during the year ended March 31, 2016.

The decrease in gains on disposal of property and equipment mainly resulted from the disposal of land and buildings of Bank of Yokohama’s Tokyo branch due to its relocation following the redevelopment project in the Nihonbashi area.

The Year Ended March 31, 2015 Compared to the Year Ended March 31, 2014

Other operating income decreased by ¥20,854 million, or 68.3%, from ¥30,533 million for the year ended March 31, 2014 to ¥9,679 million for the year ended March 31, 2015. The decrease was due to decreases in net investment income and other income.

Net Investment Income (Losses)

Net investment income decreased by ¥17,332 million, or 189.9%, from a net gain of ¥9,125 million for the year ended March 31, 2014 to a net loss of ¥8,207 million for the year ended March 31, 2015. This was mainly because of an increase in losses on sale of available-for-sale debt securities of ¥15,337 million and a decrease in gains on sale of available-for-sale equity securities of ¥3,326 million, which were partially offset by an increase in dividends of ¥864 million.

Bank of Yokohama recorded net losses on sale of debt securities and net gains on sale of equity securities of ¥21,946 million and ¥7,856 million, respectively, for the year ended March 31, 2015, as compared to net losses on disposal of debt securities and net gains on sale of equity securities of ¥6,609 million and ¥11,182 million, respectively, for the year ended March 31, 2014.

The increased losses on sale of debt securities arose primarily from increased sales of debt securities, mainly Japanese government bonds, in connection with the buy-write transactions undertaken during the year ended March 31, 2015 and Bank of Yokohama’s strategy to reduce the share of debt securities within its investment securities portfolio and increase the share of equity securities given the current low interest environment. Such losses were mainly offset by the corresponding trading gains arising from bond derivatives sold related to the buy-write strategy.

The decrease in gains on disposal of available-for-sale equity securities was mainly because of a decrease in the sales of equity securities compared to the prior year, during which Bank of Yokohama actively engaged in the unwinding of cross-shareholdings.

Dividend income increased primarily as a result of favorable financial results of issuers of equity securities which led to higher dividend payouts.

Other Income

Other income decreased by ¥3,522 million, or 16.5%, from ¥21,408 million for the year ended March 31, 2014 to ¥17,886 million for the year ended March 31, 2015. The decrease in other income was mainly due to a decrease in income from hire purchase, which was partially offset by an increase in gains on disposal of property and equipment.

The decrease in income from hire purchase was mainly due to a combination of a decrease in transaction volume and a decrease in the amount of hire purchase per transaction attributable to a decrease in large-scale transactions during the year ended March 31, 2015 that were transacted relatively frequently during the previous year.

The increase in gains on disposal of property and equipment mainly resulted from the disposal of land and buildings of Bank of Yokohama’s Tokyo branch due to its relocation following the redevelopment project in the Nihonbashi area.

Impairment Losses on Investment Securities

The following table sets forth the details of Bank of Yokohama’s impairment charges relating to investment securities for the periods shown:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Equity securities
Available-for-sale	¥4,911	¥131	¥1,024
Debt securities
Available-for-sale	32	—	65
Loans and receivables	(785)	759	(301)

Total	¥4,158	¥890	¥788

The Year Ended March 31, 2016 Compared to the Year Ended March 31, 2015

Impairment losses on investment securities increased by ¥3,268 million, or 367.2%, from ¥890 million for the year ended March 31, 2015 to ¥4,158 million for the year ended March 31, 2016. The increase was due to an increase in impairment losses on available-for-sale equity securities, which was partially offset by a reversal of impairment on debt securities classified as loans and receivables.

The increase in impairment losses on available-for-sale equity securities mainly reflected the weakness of the Japanese stock market during the year ended March 31, 2016, since the assessment of impairment was based on a significant or prolonged decline in fair value. The reversal of impairment on debt securities classified as loans and receivables was mainly due to an improvement in credit ratings of corporate bond issuers.

The Year Ended March 31, 2015 Compared to the Year Ended March 31, 2014

Impairment losses on investment securities increased by ¥102 million, or 12.9%, from ¥788 million for the year ended March 31, 2014 to ¥890 million for the year ended March 31, 2015. The increase was due to an increase in impairment losses on debt securities classified as loans and receivables, which was partially offset by a decrease in impairment losses on available-for-sale equity securities.

The increase in impairment losses on debt securities classified as loans and receivables was mainly due to the bankruptcy of an issuer of a corporate bond. The decrease in impairment losses on available-for-sale equity securities was mainly due to the improvement in the domestic equity market and the financial condition of issuers of stock.

Impairment Losses (Reversals) on Loans and Advances

The following table sets forth the details of Bank of Yokohama’s impairment charges relating to loans and advances for the periods shown:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Loans and advances
Provision for (reversal of ) allowance for impairment	¥2,796	¥(6,033)	¥11,231

Total	¥2,796	¥(6,033)	¥11,231

The Year Ended March 31, 2016 Compared to the Year Ended March 31, 2015

For the year ended March 31, 2016, Bank of Yokohama recorded a ¥2,796 million additional allowance for impairment on loans and advances, compared with a reversal of ¥6,033 million for the year ended March 31, 2015. The change was mainly attributable to an increase in the provision for allowance for impairment on collectively assessed wholesale loans and advances.

For detailed information on provision for (reversal of) allowance for impairment and impaired loans and advances, see “Financial Condition — Impairment allowance on loans and advances.”

The Year Ended March 31, 2015 Compared to the Year Ended March 31, 2014

Impairment of loans and advances was a reversal of ¥6,033 million for the year ended March 31, 2015 compared with a provision of ¥11,231 million for the year ended March 31, 2014. The improvement was primarily due to the improvement in the borrowers’ financial conditions driven by the recovery of the economic and business environments in Japan.

For detailed information on provision for (reversal of) allowance for impairment and impaired loans and advances, see “Financial Condition — Impairment allowance on loans and advances.”

General and Administrative Expenses

The following table sets forth the details of Bank of Yokohama’s general and administrative expenses for the periods shown:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Personnel expenses	¥53,803	¥52,393	¥50,941
Depreciation and amortization	9,419	8,995	9,113
Rent and lease expenses	6,809	6,756	6,722
Building and maintenance expense	3,404	3,538	3,160
Supplies expenses	2,497	2,650	2,497
Communication expenses	1,193	1,220	1,232
Publicity and advertising expenses	1,412	1,053	865
Taxes and dues	6,616	5,999	5,202
Premiums for deposit insurance	4,825	7,776	7,455
Transportation	1,127	1,174	1,160
Outsourcing expenses	11,736	11,587	11,246
Other	7,659	7,300	7,166

Total	¥110,500	¥110,441	¥106,759

The Year Ended March 31, 2016 Compared to the Year Ended March 31, 2015

General and administrative expenses increased by ¥59 million, or 0.1%, from ¥ 110,441 million for the year ended March 31, 2015 to ¥110,500 million for the year ended March 31, 2016. The increase was primarily due to increases in personnel expenses and other items such as depreciation and amortization, publicity and advertising expenses, taxes and dues and outsourcing expenses. The increase in personnel expenses was mainly because of an increase in the number of employees and pay-scale increases based on the Bank’s current performance. The increase in other items was mainly attributable to an increase in costs related to business integration. The increase, however, was offset by a decrease in premiums for deposit insurance, which was driven by a reduction in the premium rates applied.

The Year Ended March 31, 2015 Compared to the Year Ended March 31, 2014

General and administrative expenses increased by ¥3,682 million, or 3.4%, from ¥106,759 million for the year ended March 31, 2014 to ¥110,441 million for the year ended March 31, 2015. The increase was due primarily to an increase in personnel expenses driven by increases in wages and salaries, social security contributions and pension costs as Bank of Yokohama continuously hired new employees to enhance its business activities during the year ended March 31, 2015. Other items such as building and maintenance expenses, supplies expenses, publicity and advertising expenses, taxes and dues, premiums for deposit insurance and outsourcing expenses also increased slightly due to the expansion of business during the year ended March 31, 2015.

Other Operating Expenses

The following table sets forth the details of Bank of Yokohama’s other operating expenses for the periods shown:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Loss on disposal of property and equipment	¥807	¥658	¥465
Costs of operating lease	478	519	544
Costs of hire purchase	10,479	8,462	11,061
Other expenses	2,431	1,566	2,602

Total other operating expenses	¥14,195	¥11,205	¥14,672

The Year Ended March 31, 2016 Compared to the Year Ended March 31, 2015

Other operating expenses increased by ¥2,990 million, or 26.7%, from ¥11,205 million for the year ended March 31, 2015 to ¥14,195 million for the year ended March 31, 2016. This was primarily due to an increase in cost of hire purchase, owing to an increase in the transaction volume and cost per transaction, which also drove higher income from hire purchase, as described under other operating income. Other expenses also increased by ¥865 million mainly attributable to an increase in acquisition-related costs.

The Year Ended March 31, 2015 Compared to the Year Ended March 31, 2014

Other operating expenses decreased by ¥3,467 million, or 23.6%, from ¥14,672 million for the year ended March 31, 2014 to ¥11,205 million for the year ended March 31, 2015. This was due primarily to the decrease in cost of hire purchase, owing to a decrease in transaction volume and cost per transaction, which also drove decreases in income from hire purchase, as described under other operating income.

Net Profit

The Year Ended March 31, 2016 Compared to the Year Ended March 31, 2015

Profit before tax decreased by ¥16,867 million, or 14.1%, from ¥119,442 million for the year ended March 31, 2015 to ¥102,575 million for the year ended March 31, 2016.

Income tax expenses decreased by ¥2,588 million, or 6.4%, from ¥40,250 million for the year ended March 31, 2015 to ¥37,662 million for the year ended March 31, 2016. The decrease was primarily due to decreases in current tax expense and deferred tax expense.

Current tax expense decreased by ¥1,602 million, or 5.0%, from ¥32,129 million for the year ended March 31, 2015 to ¥30,527 million for the year ended March 31, 2016, mainly due to the refund of income tax for the previous year of ¥2,644 million as a result of tax investigation for the year ended March 31, 2016.

The decrease in deferred tax expense was ¥986 million, or 12.1%, from ¥8,121 million for the year ended March 31, 2015 to ¥7,135 million for the year ended March 31, 2016, mainly because of the reduction in tax rates.

As a result, Bank of Yokohama recorded a net profit of ¥64,913 million for the year ended March 31, 2016 as compared to a net profit of ¥79,192 million for the year ended March 31, 2015. Profit attributable to equity holders of Bank of Yokohama excluding non-controlling interests was ¥64,415 million for the year ended March 31, 2016, a decrease of ¥10,970 million, or 14.6%, from ¥75,385 million for the year ended March 31, 2015.

The Year Ended March 31, 2015 Compared to the Year Ended March 31, 2014

Profit before tax increased by ¥7,998 million, or 7.2%, from ¥111,444 million for the year ended March 31, 2014 to ¥119,442 million for the year ended March 31, 2015.

Income tax expenses decreased by ¥4,707 million, or 10.5%, from ¥44,957 million for the year ended March 31, 2014 to ¥40,250 million for the year ended March 31, 2015. The decrease was due primarily to a decrease in current tax expenses and deferred tax expenses.

Current tax expenses decreased by ¥4,060 million, or 11.2%, from ¥36,189 million for the year ended March 31, 2014 to ¥32,129 million for the year ended March 31, 2015, mainly due to a combination of a decrease in taxable income and a decrease in tax rates attributable to changes in tax laws effective from the year ended March 31, 2015.

The decrease in deferred tax expense was ¥647 million, or 7.4%, from ¥8,768 million for the year ended March 31, 2014 to ¥8,121 million for the year ended March 31, 2015, mainly because of the reversal of provision for loan losses, resulting in a reversal of deductible temporary differences for the year ended March 31, 2015.

As a result, Bank of Yokohama recorded a net profit of ¥79,192 million for the year ended March 31, 2015 as compared to a net profit of ¥66,487 million for the year ended March 31, 2014. Profit attributable to equity holders of Bank of Yokohama excluding non-controlling interests was ¥75,385 million for the year ended March 31, 2015, an increase of ¥11,463 million, or 17.9%, from ¥63,922 million for the year ended March 31, 2014.

Segment Information

Operating Segment Information

Bank of Yokohama’s chief operating decision maker (“CODM”) is its Board of Directors. Bank of Yokohama’s operating segment information is prepared based on the internal reporting system utilized by the CODM in making strategic decisions, including performance assessments of its operating segments and resource allocation. Internal reporting classifies operating segments in accordance with the products and services offered.

Bank of Yokohama’s activities are organized into three primary operating segments: banking, leasing and securities. These segments offer different products and services, and are managed separately based on Bank of

Yokohama’s management structure and internal reporting to CODM for strategic decision-making. The use of (1) gross profit, (2) net business profit and (3) net business profit before provision for general allowance for credit losses as performance indicators is a common practice among banks in Japan. When making strategic decisions, the CODM primarily considers gross profit and net business profit before provision for general allowance for credit losses for each operating segment. Management believes that such information is most relevant in evaluating the results of the respective segments in relation to other entities that operate within the same industry. The CODM reviews the internal management reports from each segment at least once a month.

Bank of Yokohama’s three operating segments and their respective operations are as follows:

Operating segment	Operations
Banking	Provides retail and corporate banking services, primarily to individuals and corporations in Kanagawa Prefecture, Japan.

Leasing	Provides leasing services and credit to customers through hire purchase of equipment.

Securities	Provides brokerage services relating to stocks, bonds and investment trusts, mainly in secondary markets, but also as a distributor in the primary market. It offers a wide range of financial instruments to customers who do not directly handle such financial products.

Operating segment information is prepared under the management approach and derived from Bank of Yokohama’s internal reporting system. Operating segment information reported to CODM and disclosed herein are prepared under Japanese GAAP, and in accordance with internal accounting policies and practices.

Differences between the information reviewed by management and the consolidated financial statements prepared under IFRS are discussed in “Reconciliations of Information on Reportable Segment to IFRS Measures” below.

As the leasing and securities segments are immaterial, these segments are included in “Other” in the reportable segment information. Additionally, information on assets and liabilities of each such segment is not used by the CODM in deciding how to allocate resources and assess performance. Therefore, assets and liabilities are not disclosed in the reportable segment information. Inter-segment pricing is determined on an arm’s length basis.

The segment information provided to CODM for the reportable segments for the year ended March 31, 2016, 2015 and 2014 was as follows:

	For the year ended March 31, 2016
	Banking	Other	Elimination and unallocated amounts	Total
	(Millions of yen)
Revenue:
Gross profit for reportable segment (1)	¥214,984	¥13,288	¥(9,607)	¥218,665
Net business profit before provision for general allowance for credit losses for reportable segment (2)	109,764	4,406	(4,011)	110,159

Other material items:
Net interest	148,123	(157)	0	147,966
Depreciation and amortization (3)	7,887	477	96	8,460

	For the year ended March 31, 2015
	Banking	Other	Elimination and unallocated amounts	Total
	(Millions of yen)
Revenue:
Gross profit for reportable segment (1)	¥218,159	¥13,314	¥(7,911)	¥223,562
Net business profit before provision for general allowance for credit losses for reportable segment (2)	112,223	4,824	(2,596)	114,451

Other material items:
Net interest	153,207	(129)	(1)	153,077
Depreciation and amortization (3)	7,844	446	78	8,368

	For the year ended March 31, 2014
	Banking	Other	Elimination and unallocated amounts	Total
	(Millions of yen)
Revenue:
Gross profit for reportable segment (1)	¥217,643	¥13,173	¥(6,790)	¥224,026
Net business profit before provision for general allowance for credit losses for reportable segment (2)	113,589	4,753	(363)	117,979

Other material items:
Net interest	155,371	(106)	(1)	155,264
Depreciation and amortization (3)	7,895	403	288	8,586

(1)	Gross profit consists of net interest income, net fee and commission income, net trading income, and net income from non-trading debt securities. Income and expenses not related to banking activities such as sale of equity securities is excluded from the segment gross profit.
(2)	Net business profit before provision for general allowance for credit losses is derived from gross profit less operating expenses. Operating expenses comprise general and administrative expenses and do not include credit costs.
(3)	Depreciation for property and equipment under Japanese GAAP is calculated mainly based on the declining-balance method whereas that under IFRS is based on straight-line method.

As the majority of Bank of Yokohama’s revenue comes from the banking segment, business results of the banking segment have a significant effect on Bank of Yokohama’s overall gross profit and net business profit before provision for general allowance for credit losses.

The Year Ended March 31, 2016 Compared to the Year Ended March 31, 2015

Gross profit from the banking segment decreased by ¥3,175 million, or 1.5%, from ¥218,159 million for the year ended March 31, 2015 to ¥214,984 million for the year ended March 31, 2016. This was mainly due to decreases in net interest income and net fee and commission income.

The decrease in net interest income primarily resulted from lower market interest rates and continuing intense competition in the commercial banking industry in Japan during the year ended March 31, 2016 as compared to the year ended March 31, 2015, despite Bank of Yokohama achieving an increase in loan volume by reinforcing its promotion activities, particularly with respect to the real estate industry as well as to other industries.

The decrease in net fee and commission income was due primarily to a decrease in fees from securities-related business, which was partially offset by an increase in insurance agency commissions. The decrease in fees on the securities-related business was mainly due to the decrease in investment trust sales commissions and accompanying trust fees as a result of decreases in sales volume and net asset value, reflecting the relative weakness of the Japanese stock market during the period. The increase in insurance agency commissions was mainly attributable to further enhancement of its sales activities for individual annuities through its branch network for the year ended March 31, 2016.

Net business profit before provision for general allowance for credit losses decreased by ¥2,459 million, or 2.2%, from ¥ 112,223 million for the year ended March 31, 2015 to ¥109,764 million for the year ended March 31, 2016. This was mainly due to a decrease in gross profit, which was reflecting decreases in net interest income and net fee and commissions, which was partially offset by a decrease in general and administrative expenses such as premiums for insurance deposits.

The Year Ended March 31, 2015 Compared to the Year Ended March 31, 2014

Gross profit from the banking segment increased by ¥516 million, or 0.2%, from ¥217,643 million for the year ended March 31, 2014 to ¥218,159 million for the year ended March 31, 2015. This was mainly derived from an increase in net fee and commission income partly offset by a decrease in net interest income.

The increase in net fee and commission income was due primarily to increases in fees from the securities-related business and insurance agency commissions. The increase in fees on the securities-related business was mainly due to the increase in investment trust sales commissions and accompanying trust fees as Bank of Yokohama further enhanced its sales activities for investment trust funds and individual annuities through its branch network for the year ended March 31, 2015.

The decrease in net interest income primarily resulted from a lower loan-to-deposit ratio in an environment of lower interest rates, despite Bank of Yokohama achieving an increase in loan volume by reinforcing its promotion activities, particularly with respect to the real estate industry as well as to individual customers.

Net business profit before provision for general allowance for credit losses decreased by ¥1,366 million, or 1.2%, from ¥113,589 million for the year ended March 31, 2014 to ¥112,223 million for the year ended March 31, 2015. This was due to an increase in general and administrative expenses, mainly as a result of increases in wages and salaries, social security contributions and pension costs in personnel expenses reflecting Bank of Yokohama’s business expansion.

Reconciliations of Information on Reportable Segment to IFRS measures

(a)	Reconciliation between gross profit under Japanese GAAP and operating income under IFRS

The following table presents the reconciliation of gross profit for internal reporting purposes (i.e. Japanese GAAP) to operating income in the consolidated income statements for the years ended March 31, 2016, 2015 and 2014:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Total gross profit	¥218,665	¥223,562	¥224,026
Differences:
Consolidation/equity method accounting	(122)	123	116
Investment securities	5,254	1,897	5,308
Embedded derivatives	(859)	(562)	444
Loans and advances	(1,055)	(1,743)	(1,535)
Property and equipment	9	3,126	571
Costs of hire purchase	10,479	8,462	11,061
Employee’s benefit	—	—	3,224
Other	1,513	1,075	1,673

Operating income under IFRS	233,884	235,940	244,888

(b)	Reconciliation between net business profits before provision for general allowance for credit losses under Japanese GAAP and profit before tax under IFRS

The following table presents the reconciliation of net business profits before provision for general allowance for credit losses for internal reporting purposes (i.e. Japanese GAAP) to profit before tax in the consolidated income statements for the years ended March 31, 2016, 2015 and 2014:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Total net business profit before provision for general allowance for credit losses	¥110,159	¥114,451	¥117,979
Differences:
Consolidation/equity method accounting	418	999	10
Investment securities-equity securities	312	1,269	4,177
Embedded derivatives	(859)	(562)	444
Loans and advances	(2,913)	3,792	(12,462)
Derecognition of financial liabilities	(1,681)	(1,854)	(1,595)
Property and equipment	(1,718)	1,841	(566)
Employee’s benefit	(2,008)	(1,018)	2,480
Other	865	524	977

Profit before tax under IFRS	102,575	119,442	111,444

(c)	Reconciliation between net interest under Japanese GAAP and net interest income under IFRS

The following table presents the reconciliation of net interest for internal reporting purposes (i.e. Japanese GAAP) to net interest income in the consolidated income statements for the years ended March 31, 2016, 2015 and 2014:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Net interest	¥147,966	¥153,077	¥155,264
Differences:
Consolidation/equity method accounting	(243)	198	15
Investment securities	(13,014)	(10,344)	(6,670)
Embedded derivatives	(275)	(345)	(296)
Loans and advances	(82)	(42)	(85)
Finance lease	1,092	1,505	1,432
Other	(10)	12	(106)

Net interest income under IFRS	135,434	144,061	149,554

Information about Products and Services

Bank of Yokohama’s revenue from external customers consists of net interest income, net fee and commission, net trading income and other operating income. Revenue from external customers for each service line for the years ended March 31, 2016, 2015 and 2014 was as follows:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Banking	¥209,057	¥212,033	¥218,523
Leasing	14,959	12,450	14,961
Securities	7,180	8,453	8,239
Other	2,688	3,004	3,165

Total	¥233,884	¥235,940	¥244,888

As the majority of Bank of Yokohama’s revenue from external customers comes from banking, the results of banking have a significant effect on Bank of Yokohama’s overall revenue and profit.

The Year Ended March 31, 2016 Compared to the Year Ended March 31, 2015

Revenue from banking decreased by ¥2,976 million from ¥212,033 million for the year ended March 31, 2015, to ¥209,057 million for the year ended March 31, 2016, primarily due to lower yields owing to a decline of market interest rates as a result of the lower and negative interest rates environment, despite an increase in the balance of loans and advances.

The Year Ended March 31, 2015 Compared to the Year Ended March 31, 2014

Revenue from banking decreased by ¥6,490 million from ¥218,523 million for the year ended March 31, 2014, to ¥212,033 million for the year ended March 31, 2015, primarily due to lower yields owing to a decline of market interest rates, despite an increase in the balance of loans and advances.

Information about Geographic Areas and Major Customers

Bank of Yokohama’s business is concentrated in the Japanese domestic market and its revenue from overseas is insignificant. Non-current assets held abroad are also immaterial. In addition, there is no significant customer concentration risk.

Financial Condition

Assets

Bank of Yokohama’s assets at March 31, 2016 and 2015 were as follows:

	At March 31,
	2016	2015
	(Millions of yen)
Assets
Cash and deposits with banks	¥2,095,888	¥2,326,802
Call loans	269,669	276,915
Financial assets held for trading other than derivatives	11,541	14,599
Derivative financial assets	62,838	48,579
Investment securities (of which ¥115 billion and ¥250 billion were pledged to creditors and can be sold or re-pledged at March 31, 2016 and 2015, respectively)	2,405,296	2,522,296
Loans and advances	10,033,886	9,857,034
Investments in associates and a joint venture	1,556	1,055
Property and equipment	174,086	169,361
Intangible assets	12,272	12,553
Deferred tax assets	9,628	11,095
Retirement benefit assets	12,949	8,737
Other assets	188,982	115,197

Total assets	¥15,278,591	¥15,364,223

At March 31, 2016, Bank of Yokohama had total assets of ¥15,278,591 million, a decrease of ¥85,632 million, or 0.6%, as compared with ¥15,364,223 million at March 31, 2015.

The decrease was mainly due to decreases in cash and deposits with banks and investment securities, which was partially offset by increases in loans and advances and other assets. The decrease in cash and deposits was mainly attributable to a decrease in deposits with the BoJ as a result of the implementation of the negative interest rate policy, which imposed a negative interest rate to a portion of the outstanding balance of each financial institution’s current account at the BoJ.

Loans and Advances

The following table shows Bank of Yokohama’s loans and advances to wholesale customers and to retail customers at the dates shown:

	At March 31,
	2016	2015
	(Millions of yen)
Loans and advances at amortized cost
Wholesale	¥6,263,499	¥6,026,026
Less: allowance for loan losses	(65,070)	(63,952)

Sub-total	6,198,429	5,962,074

Retail	3,796,043	3,857,533
Less: allowance for loan losses	(25,125)	(27,563)

Sub-total	3,770,918	3,829,970

Loans and advances at amortized cost, total	10,059,542	9,883,559
Less: allowance for loan losses	(90,195)	(91,515)

Sub-total	9,969,347	9,792,044

Finance lease receivables: net investment in the lease	65,114	65,466
Less: allowance for loan losses	(575)	(476)

Sub-total	64,539	64,990

Total	¥10,033,886	¥9,857,034

The lending business is one of Bank of Yokohama’s main operating activities. Bank of Yokohama provides loans and extends other types of credit facilities to wholesale and retail customers in Japan, mainly in Kanagawa and Tokyo Prefectures, as well as wholesale customers in foreign countries.

At March 31, 2016, Bank of Yokohama’s loans and advances were ¥10,033,886 million, or 65.7% of total assets, representing an increase of ¥176,852 million, or 1.8%, from ¥9,857,034 million at March 31, 2015. This increase was primarily driven by an increase in loans and advances to wholesale customers, specifically to small and medium-sized enterprises in Japan, which usually have less capital on hand than larger enterprises, thus they tend to rely more on bank borrowings.

Loans and advances to wholesale customers increased by ¥237,473 million, or 3.9%, from ¥6,026,026 million at March 31, 2015 to ¥6,263,499 million at March 31, 2016, as compared with those of retail customers which decreased by ¥61,490 million, or 1.6%, from ¥3,857,533 million at March 31, 2015 to ¥3,796,043 million at March 31, 2016. The increase in loans and advances to wholesale customers was supported by the improvement in market sentiment which fuelled greater funding needs for business growth and expansion plans, and Bank of Yokohama actively responded to this increased demand for financing. On the other hand, the decrease in loans and advances to retail customers was a result of higher competition despite strong demand for housing loans during the year ended March 31, 2016.

The following table presents Bank of Yokohama’s outstanding loans and advances classified by domicile and industry of borrowers, before deducting allowance for loan losses at the dates shown. The categorization of loans and advances by industry is based on the loan classification designated by the BoJ for regulatory reporting purposes.

	At March 31,
	2016	2015
	(Millions of yen)
Domestic:
Manufacturing	¥922,097	¥894,619
Wholesale and retail trade	801,614	812,049
Real estate	2,749,449	2,632,584
Services	782,061	747,119
Other industries	1,340,313	1,264,601
Individuals	3,511,914	3,581,218

Total domestic	10,107,448	9,932,190

Foreign:
Others	17,208	16,835

Total loans and advances before allowance for loan losses	¥10,124,656	¥9,949,025

Bank of Yokohama extends loans to a broad range of industrial, commercial and individual customers in Japan, mainly in Kanagawa and Tokyo Prefectures. On an industry by industry basis, the increase in loans and advances was led mainly by an increase in loans and advances to the real estate industry of ¥116,865 million, or 4.4%, from ¥2,632,584 million at March 31, 2015 to ¥2,749,449 million at March 31, 2016. This increase was mainly driven by increased demand for properties in the Greater Tokyo region, including Kanagawa prefecture where Bank of Yokohama mainly operates its banking business, primarily attributable to the lower-interest rate environment during the period as well as the positive outlook in the real estate industry as property and construction demand grew following the selection of Tokyo as the host of the 2020 Olympic Games, which was announced in September 2013.

Impairment Allowance on Loans and Advances

A portion of Bank of Yokohama’s loans and advances consists of impaired loans and advances. Bank of Yokohama’s consolidated statement of financial position reflects the impairment allowance on loans and advances.

The following table sets forth the reconciliation of allowance for loan losses on loans and advances for the periods shown:

	Loans and advances at amortized cost			Finance lease receivables	Total
	Individually assessed	Collectively assessed
		Wholesale	Retail
	(Millions of yen)
For the year ended March 31, 2014
Opening carrying amount	¥31,230	¥35,330	¥34,669	¥721	¥101,950
Charge (reversal) for the year	7,010	4,248	(564)	537	11,231
Write-off	(1,485)	(6,018)	(3,420)	(403)	(11,326)
Recoveries	243	1,130	1,279	—	2,652

Closing carrying amount	36,998	34,690	31,964	855	104,507

At March 31, 2014
Carrying amount	36,998	34,690	31,964	855	104,507

For the year ended March 31, 2015
Carrying amount	¥36,998	¥34,690	¥31,964	¥855	¥104,507
Reversal for the year	(3,500)	(1,265)	(893)	(375)	(6,033)
Write-off	(2,398)	(2,034)	(4,807)	(4)	(9,243)
Recoveries	211	1,250	1,299	—	2,760

Closing carrying amount	31,311	32,641	27,563	476	91,991

At March 31, 2015
Carrying amount	31,311	32,641	27,563	476	91,991

For the year ended March 31, 2016
Opening carrying amount	¥31,311	¥32,641	¥27,563	¥476	¥91,991
Charge (reversal) for the year	(418)	3,238	(162)	138	2,796
Write-off	(385)	(2,041)	(3,493)	(40)	(5,959)
Recoveries	11	713	1,217	1	1,942

Closing carrying amount	30,519	34,551	25,125	575	90,770

At March 31, 2016
Carrying amount	30,519	34,551	25,125	575	90,770

For the year ended 2016, Bank of Yokohama made a provision for allowance for loan losses of ¥2,796 million driven mainly by increases in its loans and advances to wholesale customers. However, at March 31, 2016, the total allowance for loan losses decreased to ¥90,770 million, a decrease of ¥1,221 million, or 1.3%, as compared to ¥91,991 million at March 31, 2015, mainly due to write-offs during the year.

Bank of Yokohama closely monitors loans and advances that are deemed to be impaired. Loans to borrowers that are classified as “Bankrupt,” “De facto bankrupt,” “In danger of bankruptcy” and “Needs special attention” are regarded as impaired as the financial conditions of these borrowers have deteriorated significantly such that their repayment capabilities are affected. In addition, borrowers that are classified as “Needs attention” and have their contractual lending terms relaxed or have significant financial difficulties may be assessed as impaired when Bank of Yokohama considers that there is objective evidence of impairment. Loans and advances that are past due by less than 90 days are generally not considered impaired, unless other information about the borrowers indicates otherwise. For the detail of self-assessment, see Note 3.2.2 to the audited consolidated financial statements, included elsewhere in this annual report.

(a)	Loans and advances: Neither past due nor impaired

The following table sets forth loans and advances that were neither past due nor impaired at the dates shown:

	Loans and advances
	Wholesale	Retail	Total
	(Millions of yen)
At March 31, 2016
Normal	¥5,344,912	¥3,610,472	¥8,955,384
Needs attention	764,927	99,618	864,545

Sub-total	6,109,839	3,710,090	9,819,929
Allowance for loan losses	(10,923)	(4,158)	(15,081)

Carrying amount	6,098,916	3,705,932	9,804,848

At March 31, 2015
Normal	¥5,130,618	¥3,667,494	¥8,798,112
Needs attention	759,347	93,637	852,984

Sub-total	5,889,965	3,761,131	9,651,096
Allowance for loan losses	(7,587)	(4,354)	(11,941)

Carrying amount	5,882,378	3,756,777	9,639,155

Loans and advances before deducting allowance for loan losses that were classified as “Neither past due nor impaired” increased by ¥168,833 million from ¥9,651,096 million at March 31, 2015 to ¥9,819,929 million at March 31, 2016, mainly due to increases in “Normal” loans of ¥157,272 million, specifically those to wholesale customers, and “Needs attention” loans of ¥11,561 million, resulting in an overall increase in allowance for loan losses of ¥3,140 million compared to the previous year.

(b)	Loans and advances: Past due but not impaired

Loans and advances that are past due by less than 90 days are not considered impaired, in general, unless other information about the borrowers indicate otherwise. The following table sets forth loans and advances that were past due but not impaired, at the dates shown:

	Loans and advances
	Wholesale	Retail	Total
	(Millions of yen)
At March 31, 2016
Past due up to a month	¥276	¥4,616	¥4,892
Past due over a month but less than three months	1,640	6,658	8,298
Over three months	27	10	37

Sub-Total of which	1,943	11,284	13,227
Normal	767	4,070	4,837
Needs attention	1,176	7,214	8,390

Allowance for loan losses	(31)	(742)	(773)

Carrying amount	1,912	10,542	12,454

At March 31, 2015
Past due up to a month	¥4,291	¥6,768	¥11,059
Past due over a month but less than three months	1,008	6,639	7,647
Over three months	56	—	56

Sub-Total of which	5,355	13,407	18,762
Normal	783	5,474	6,257
Needs attention	4,572	7,933	12,505

Allowance for loan losses	(61)	(716)	(777)

Carrying amount	5,294	12,691	17,985

Loans and advances before deducting allowance for loan losses that were classified as “Past due but not impaired” decreased by ¥5,535 million from ¥18,762 million at March 31, 2015 to ¥13,227 million at March 31, 2016, mainly due to decreases in “Needs attention” loans of ¥4,115 million and “Normal” loans of ¥1,420 million, resulting in a net decrease in allowance for loan losses of ¥4 million compared to the previous year.

(c)	Loans and advances: Impaired

The following table sets forth loans and advances that were assessed to be individually impaired at the dates shown:

	Loans and advances
	Wholesale	Retail	Total
	(Millions of yen)
At March 31, 2016
Gross loans and advances	¥209,624	¥81,876	¥291,500
Allowance for loan losses	(54,674)	(20,242)	(74,916)

Carrying amount	154,950	61,634	216,584

Fair value of the collateral	115,951	52,518	168,469

At March 31, 2015
Gross loans and advances	¥196,172	¥82,995	¥279,167
Allowance for loan losses	(56,780)	(22,493)	(79,273)

Carrying amount	139,392	60,502	199,894

Fair value of the collateral	97,768	50,530	148,298

Loans and advances before deducting allowance for loan losses that were classified as “Impaired” increased by ¥12,333 million from ¥279,167 million at March 31, 2015 to ¥291,500 million at March 31, 2016, mainly due to an increase in such loans to wholesale customers of ¥13,452 million, resulting in a decrease in allowance for loan losses of ¥4,357 million compared to the previous year. The decrease in allowance for loan losses was driven mainly by an increase in the fair value of collaterals, mainly properties, which was in line with the overall positive trend in the Japanese real estate market at March 31, 2016 compared to March 31, 2015. Bank of Yokohama uses credit enhancements such as collaterals in its credit risk quantification process. See Note 3.2.1 to the audited consolidated financial statements included elsewhere in this annual report for further information.

In summary, Bank of Yokohama’s loans and advances which were classified as “Neither past due nor impaired”, “Past due but not impaired” and “Impaired” at the dates shown were as follows:

	At March 31,
	2016	2015
	(Millions of yen)
(a) Neither past due nor impaired	¥9,819,929	¥9,651,096
(b) Past due but not impaired	13,227	18,762
(c) Impaired	291,500	279,167

Gross loans and advances	10,124,656	9,949,025
Deduct: Allowance for loan losses
Individually assessed	(30,519)	(31,311)
Collectively assessed	(60,251)	(60,680)

Loans and advances, net	10,033,886	9,857,034

Impairment losses (reversals) for the period	2,796	(6,033)

The following table shows the analysis of Bank of Yokohama’s loan loss experience by domicile and industry of borrowers for the years ended March 31, 2016, 2015 and 2014:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Allowance for loan losses at beginning of the year	¥91,991	¥104,507	¥101,950
Provision for (reversal of) loan losses	2,796	(6,033)	11,231
Write-offs:
Domestic:
Manufacturing	(215)	(2,650)	(3,234)
Wholesale and retail trade	(614)	(426)	(662)
Real estate	(1,065)	(320)	(1,989)
Services	(1,074)	(984)	(1,526)
Other industries	(827)	(449)	(889)
Individuals	(2,164)	(4,414)	(3,026)

Total domestic	(5,959)	(9,243)	(11,326)
Total foreign	—	—	—

Total write-off	(5,959)	(9,243)	(11,326)
Recoveries:
Domestic:
Manufacturing	114	702	153
Wholesale and retail trade	159	501	214
Real estate	361	109	326
Services	192	105	547
Other industries	81	137	219
Individuals	1,035	1,206	1,193

Total domestic	1,942	2,760	2,652
Total foreign	—	—	—

Total recoveries	1,942	2,760	2,652

Net write-offs	(4,017)	(6,483)	(8,674)

Balance at the end of the year	¥90,770	¥91,991	¥104,507

The following table shows the distribution of Bank of Yokohama’s allowance for loan losses by domicile and industry of borrowers at March 31, 2016 and 2015:

	At March 31,
	2016		2015
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(Millions of yen, except percentage)
Domestic:
Manufacturing	¥15,303	9.11%	¥17,350	8.99%
Wholesale and retail trade	11,726	7.92	8,806	8.16
Real estate	14,787	27.16	13,050	26.45
Services	11,873	7.72	12,080	7.51
Other industries	13,482	13.23	13,049	12.70
Individuals	23,592	34.69	27,653	36.02

Total domestic	90,763	99.83	91,988	99.83
Total foreign	7	0.17	3	0.17

Total allowance for loan losses	¥90,770	100.00%	¥91,991	100.00%

Allowance for loan losses on loans and advances decreased by ¥1,221 million, or 1.3%, from ¥91,991 million for the year ended March 31, 2015 to ¥90,770 million for the year ended March 31, 2016, as a result of a ¥ 2,796 million allowance provision, in addition to write-offs and recoveries of ¥5,959 million and ¥1,942 million, respectively, during the year ended March 31, 2016.

Further information on the allowance and credit policy, as well as management’s internal rating and self-assessment systems, can be found at Note 3.2.2 to the audited consolidated financial statements, included elsewhere in this annual report.

Investment Securities

The following table shows Bank of Yokohama’s investment securities at the dates shown:

	At March 31,
	2016	2015
	(Millions of yen)
Held-to-maturity
Debt securities
Japanese government bonds	¥9,492	¥10,999

Total held-to-maturity securities	9,492	10,999

Available-for-sale
Equity securities	549,089	409,813
Debt securities
Japanese government bonds	530,728	599,229
Other	260,275	325,983

Total debt securities	791,003	925,212

Total available-for-sale securities	1,340,092	1,335,025

Loans and receivables
Debt securities
Japanese government bonds	89,600	92,000
Japanese municipal bonds	234,304	259,249
Corporate bonds	611,161	685,478
Other	120,246	138,567

Total debt securities	1,055,311	1,175,294

Total loans and receivables	1,055,311	1,175,294

Embedded derivatives
Embedded into debt instruments	401	978

Total embedded derivatives	401	978

Total investment securities	¥2,405,296	¥2,522,296

Equity securities	549,089	409,813
Debt securities	1,856,207	2,112,483

Bank of Yokohama’s debt securities portfolio, which is principally held to secure income and capital gains through portfolio management, comprises primarily of Japanese government bonds, Japanese municipal bonds and corporate bonds.

Bank of Yokohama’s equity portfolio consists primarily of listed Japanese stocks, publicly and privately offered investment trusts and unquoted equity securities issued by its customers.

The asset allocation of investment securities changed in the current year because of Bank of Yokohama’s strategy to reduce the share of debt securities and increase the share of equity securities in its investment securities portfolio following the BoJ’s “Quantitative and Qualitative Monetary Easing with a Negative Interest Rate” policy. Consequently, Bank of Yokohama’s equity securities increased by ¥139,276 million, or 34.0% to ¥549,089 million at March 31, 2016, which was mainly due to an increase in holdings of investment trusts classified as available-for-sale equity securities.

Overall, investment securities decreased by ¥117,000 million, or 4.6%, from ¥2,522,296 million at March 31, 2015 to ¥2,405,296 million at March 31, 2016 due to a decrease in the fair value of equity securities owing to the relative weakness in the Japanese stock market and a decrease in the balance of debt securities as explained above.

Financial Assets Held for Trading Other than Derivatives

The following table shows Bank of Yokohama’s financial assets held for trading other than derivatives at the periods shown:

	At March 31,
	2016	2015
	(Millions of yen)
Financial assets:
Debt securities
Japanese government bonds	¥5,675	¥1,214
Japanese municipal bonds	5,866	6,379
Other	—	7,006

Total	¥11,541	¥14,599

Bank of Yokohama’s financial assets held for trading other than derivatives were ¥11,541 million at March 31, 2016, a decrease of ¥3,058 million, or 20.9%, from ¥14,599 million at March 31, 2015. This decrease was mainly due to a decrease in the balance of commercial paper held which was included under “Other” in the prior year. The decrease in the commercial paper balance was partially offset by an increase in Japanese government bonds.

Liabilities

The following table shows Bank of Yokohama’s liabilities at March 31, 2016 and 2015:

	At March 31,
	2016	2015
	(Millions of yen)
Liabilities
Deposits	¥12,818,405	¥12,232,493
Call money	126,364	777,300
Cash collateral on securities lent	111,856	247,652
Derivative financial liabilities	46,566	43,624
Borrowings	921,639	811,282
Current tax liabilities	15,714	12,404
Deferred tax liabilities	29,232	45,099
Retirement benefit liabilities	669	627
Other liabilities	243,611	219,050

Total liabilities	¥14,314,056	¥14,389,531

Bank of Yokohama’s liabilities at March 31, 2016 were ¥14,314,056 million, a decrease of ¥75,475 million, or 0.5%, from ¥14,389,531 million at March 31, 2015, which was primarily attributable to decreases in call money and cash collateral on securities lent, which was partially offset by increases in deposits and borrowings at March 31, 2016.

Deposits

The following table sets forth a breakdown of Bank of Yokohama’s deposits at the dates shown:

	At March 31,
	2016	2015
	(Millions of yen)
Demand deposits (non-interest bearing)	¥490,040	¥499,171
Demand deposits	8,573,620	8,166,467
Deposit at notice	101,490	96,583
Time deposits	3,473,249	3,360,542
Certificates of deposit	177,110	106,960
Other	2,896	2,770

Total	¥12,818,405	¥12,232,493

Bank of Yokohama offers a wide range of deposit products through its branch network, including demand deposits, deposits at notice, time deposits, certificates of deposit and other deposits. Demand deposits and time deposits account for 66.9% (66.8% at March 31, 2015) and 27.1% (27.5% at March 31, 2015) of Bank of Yokohama’s deposit balances at March 31, 2016, respectively.

Bank of Yokohama’s deposit balances at March 31, 2016 were ¥12,818,405 million, an increase of ¥585,912 million, or 4.8%, from ¥12,232,493 million at March 31, 2015, primarily due to an increase in demand deposits and time deposits reflecting a higher demand for deposit products among wholesale and retail customers, which was attributable to the recovery of economic conditions.

Borrowings

The following tables show information with respect to the balances and average interest rates of Bank of Yokohama’s borrowings at March 31, 2016 and 2015:

		At March 31,
	Maturity	2016	2015
	(Millions of yen)
Borrowings	2016-2026	¥880,639	¥770,282
Subordinated perpetual borrowings	—	41,000	41,000

Total	—	¥921,639	¥811,282

	Average interest rate
	At March 31,
	2016	2015
Borrowings	0.10%	0.12%
Subordinated perpetual borrowings	2.96%	2.96%

Bank of Yokohama’s borrowings consist of borrowings and subordinated perpetual borrowings. Most of the borrowings other than subordinated borrowings are obtained from the BoJ in connection with its money market operations. Subordinated perpetual borrowings are obtained from Yokohama Preferred Capital Cayman Limited (“YPCC”), Bank of Yokohama’s associate funding vehicle.

At March 31, 2016, Bank of Yokohama’s borrowings were ¥921,639 million, an increase of ¥110,357 million, or 13.6%, from ¥811,282 million at March 31, 2015. The increase was primarily due to an increase in borrowings from the BoJ owing to an increase in funding needs to support Bank of Yokohama’s growing loan portfolios. Subordinated perpetual borrowings were fully repaid on July 25, 2016 as YPCC redeemed the non-cumulative perpetual preferred securities.

See Note 16 to the audited consolidated financial statements included elsewhere in this annual report for a description of the extent to which borrowings are at fixed rates.

Total Equity

The following table shows information about Bank of Yokohama’s total equity at March 31, 2016 and 2015:

	At March 31,
	2016	2015
	(Millions of yen)
Equity
Share capital	¥215,629	¥215,629
Capital surplus	179,997	180,045
Retained earnings	486,262	438,102
Other reserves	111,696	141,165
Treasury shares	(34,009)	(5,091)

Equity attributable to shareholders of the parent	959,575	969,850
Non-controlling interests	4,960	4,842

Total equity	¥964,535	¥974,692

Total equity decreased by ¥10,157 million, or 1.0%, from ¥974,692 million at March 31, 2015 to ¥964,535 million at March 31, 2016. This was mainly due to a decrease in other reserves arising from lower fair values on domestic available-for-sale equity securities coupled with higher treasury share purchases.

Dividends and Other Returns to Shareholders

Bank of Yokohama’s dividend policy aims to provide shareholders with a predictable and sustainable dividend return, paying a fixed dividend of ¥11.0 per share on a yearly basis, consisting of ¥5.5 per share at interim and year-end. Bank of Yokohama also pays out additional dividends as a special dividend if its annual net profit under Japanese GAAP exceeds ¥55,000 million for that year. It aims to increase dividend per share in a stable manner through achieving higher profitability and growth, while maintaining capital soundness.

The dividends declared and recognized by Bank of Yokohama for the years ended March 31, 2016, 2015 and 2014 were as follows:

	Dividend per share			Aggregated amounts
	2016	2015	2014	2016	2015	2014
	(Yen)			(Millions of yen)
Common shares	¥13.0	¥12.0	¥11.5	¥16,136	¥15,277	¥15,001
The following dividends were approved at the ordinary general meeting of shareholders held on June 29, 2016. As the dividend was approved after the reporting date, it has not been recognized as a liability in the consolidated financial statements for the year ended March 31, 2016.

	Dividend per share	Aggregated amounts
	(Yen)	(Millions of yen)
Common shares	¥8.5	¥10,238

During the year ended March 31, 2016, Bank of Yokohama purchased 43,278,951 treasury shares for ¥30,040 million, exercised stock acquisition rights of 1,643,500 treasury shares and disposed of 1,856 treasury shares for ¥1,122 million, compared with the purchase of 36,220,046 treasury shares for ¥22,537 million, the exercise of stock acquisition rights of 1,241,900 treasury shares and the disposal of 2,782 treasury shares for ¥720 million during the year ended March 31, 2015. The share acquisition and disposal transactions were made in the open market.

Liquidity and Capital Resources

Liquidity

Bank of Yokohama’s primary source of liquidity is from deposits, mainly demand deposits and time deposits. Bank of Yokohama’s domestic time deposits, which make up a significant portion of its deposit portfolio, are stable due to the historically high rollover rate of its corporate and individual depositors. These deposits provide Bank of Yokohama with a sizable source of stable and low-cost funds. As Bank of Yokohama’s primary business, banking, relies on relatively short-term deposit-taking activity to fund its long-term loan-lending activity, Bank of Yokohama closely monitors the maturity gaps in its banking business in order to manage its liquidity profile.

As shown in the following table, total deposits increased by ¥585,912 million, or 4.8%, from ¥12,232,493 million at March 31, 2015 to ¥12,818,405 million at March 31, 2016. The deposits balance at March 31, 2016 exceeded the loans and advances balance by ¥2,784,519 million, primarily due to Bank of Yokohama’s stable deposit base. Bank of Yokohama had a relatively low loan-to-deposit ratio (total loans and advances divided by total deposits) of 78.3% at March 31, 2016 as compared with 80.6% at March 31, 2015, indicating its relatively high liquidity.

	At March 31,
	2016	2015
	(Millions of yen)
Loans and advances	¥10,033,886	¥9,857,034
Deposits	12,818,405	12,232,493

Deposits in excess of loans and advances	2,784,519	2,375,459

Bank of Yokohama invests its deposits in excess of its loans and advances balance primarily in marketable securities and other highly liquid assets, such as Japanese government bonds. The Risk Management Department actively monitors the movement in market prices, interest rates and maturity profile of its investment portfolio as part of Bank of Yokohama’s overall risk management. These securities can be used to enhance liquidity; when required, they can be used as collateral for call money, other money market funding or short-term borrowings from the BoJ.

To a much lesser extent, secondary sources of liquidity include short-term debt, such as call money and repurchase agreements. Bank of Yokohama may issues long-term debt, including subordinated debt, as an additional source of liquidity. The issuance of short and long-term debt allows Bank of Yokohama to diversify its funding sources and effectively manage its funding costs.

Bank of Yokohama has management and control systems in place to support its ability to access liquidity on a stable and cost-effective basis. See “— Quantitative and Qualitative Disclosures about Credit, Market and Other Risks.”

Bank of Yokohama believes it is able to access such sources of liquidity on a stable and flexible basis by maintaining high credit ratings. Bank of Yokohama is assigned credit ratings by Japan Credit Rating Agency,

Ltd., Rating and Investment Information, Inc. and Moody’s. Credit ratings do not constitute recommendations to purchase, sell or hold a security, and rating agencies may review or indicate an intention to review ratings at any time. While the methodology and rating system vary among agencies, credit ratings are generally based on information provided by Bank of Yokohama or independent sources, and can be influenced by credit ratings of Japanese government bonds and broader views of the Japanese financial system. Any downgrade in or withdrawal of these credit ratings, or any adverse change in these ratings relative to other financial institutions, could increase Bank of Yokohama’s borrowing costs and/or reduce its access to the capital markets, and thus negatively affect its ability to raise funds, which in turn could have a negative impact on its liquidity position. See “Risk Factors — Risks Relating to Concordia Financial’s Business — A withdrawal or downgrade of the credit ratings of Concordia Financial, Bank of Yokohama or Higashi-Nippon Bank could have a negative effect on Concordia Financial”.

Capital Adequacy

The capital adequacy guidelines adopted by the Financial Services Agency (“FSA”) that are applicable to Japanese bank holding companies and banks with international operations closely follow the risk-weighted approach introduced by the Basel Committee on Banking Supervision of the Bank for International Settlements (BIS).

The Group of Central Bank Governors and Heads of Supervision reached an agreement on the new global regulatory framework, which has been referred to as “Basel III”, in July and September of 2010. In December 2010, the Basel Committee agreed on the details of the Basel III rules. The agreement on Basel III includes the following: (1) raising the quality of capital to ensure banks are able to better absorb losses on both a going concern and a gone concern basis; (2) increasing the risk coverage of the capital framework, in particular for trading activities, securitizations, exposures to off-balance sheet vehicles, and counterparty credit exposures arising from derivatives; (3) raising the level of minimum capital requirements, including an increase in the minimum common equity requirement from 2% to 4.5%, which was conducted between January 1, 2013 and January 1, 2015, and a capital conservation buffer of 2.5%, which is planned to be phased in between January 1, 2016 and year-end 2018, bringing the total common equity requirement to 7%; (4) introducing an internationally harmonized leverage ratio to serve as a backstop to the risk-based capital measure and to contain the build-up of excessive leverage in the system; (5) raising the standards for the supervisory review process (Pillar 2) and public disclosures (Pillar 3), together with additional guidance in the areas of sound valuation practices, stress testing, liquidity risk management, corporate governance and compensation; (6) introducing minimum global liquidity standards consisting of both a short term liquidity coverage ratio and a longer term, structural net stable funding ratio; and (7) promoting the build-up of capital buffers that can be drawn down in periods of stress, including both a capital conservation buffer and a countercyclical buffer to protect the banking sector from periods of excess credit growth.

Certain provisions of Basel III were adopted by the FSA effective March 31, 2013 for Japanese banking institutions with international operations conducted by their foreign offices, whereas full application of Basel III will begin from January 1, 2019. Based on the Basel III framework, the Japanese capital ratio framework for Japanese banking institutions with international operations conducted by foreign offices, or the “uniform international standards” (kokusai-toitsu-kijun), has been revised to impose more stringent capital adequacy requirements to prevent excessive risk taking. Under the revised uniform international standards, Common Equity Tier 1 (such as common shares and internal reserves), Tier 1 (the sum of Common Equity Tier 1 and Additional Tier 1, such as preferred securities) and total capital ratios are used to assess capital adequacy, where ratios are determined by dividing applicable capital components by risk-weighted assets. Total capital is defined as the sum of Tier 1 and Tier 2 (such as subordinated bonds, subordinated loans, and allowances for credit losses) capital, and the target minimum total capital ratio is 8.0%, which consists of a target minimum Tier 1 capital ratio of 6.0% (including a target minimum Common Equity Tier 1 capital ratio of 4.5% and a target minimum Additional Tier 1 capital ratio of 1.5%) and a target minimum Tier 2 capital ratio of 2.0%.

Each figure for the FSA capital adequacy guidelines is calculated based on Bank of Yokohama’s financial statements prepared under Japanese GAAP. The FSA capital adequacy guidelines permit Japanese banks to choose from the standardized approach (“SA”), the foundation Internal Ratings-Based (“IRB”) approach and the advanced IRB approach for credit risk, as well as the basic indicator approach (“BIA”), the standardized approach (“TSA”) and the Advanced Measurement Approaches (“AMA”) for operational risk. To be eligible to adopt the foundation IRB approach or the advanced IRB approach for credit risk, and the TSA or the AMA for operational risk, a Japanese bank must establish advanced risk management systems and receive prior approval from the FSA.

Bank of Yokohama has adopted the foundation IRB approach and the TSA for credit risk and operational risk respectively since March 31, 2007.

The table below presents Bank of Yokohama’s total risk-weighted capital ratio, total capital, and risk-weighted assets at March 31, 2016 and 2015 based on the Basel III rules:

		At March 31,
		2016		2015
Basel III Template No.	Items	Amounts	Amounts excluded under transitional arrangements	Amounts	Amounts excluded under transitional arrangement
		(Millions of yen, except percentages)
	Common equity Tier1 capital: instruments and reserves
1a+2-1c-26	Directly issued qualifying common share capital plus related capital surplus and retained earnings	837,358	/	808,723	/
1a	of which: capital stock and capital surplus	392,873	/	392,873	/
2	of which: retained earnings	488,988	/	430,668	/
1c	of which: treasury stock (deduction)	34,009	/	5,090	/
26	of which: earnings to be distributed (deduction)	10,493	/	9,727	/
	of which: other than the above	—	/	—	/
1b	Subscription rights to common shares	267	/	314	/
3	Accumulated other comprehensive income	69,380	46,253	58,705	88,057
5	Common share capital issued by subsidiaries and held by third parties(amount allowed in group common equity Tier1)	583	/	583	/
	Amount allowed in group common equity Tier1 subject to transitional arrangements	1,557	/	2,292	/
	of which: common share capital issued by subsidiaries and held by the third parties	1,557	/	2,292	/
6	Common equity Tier1 capital: instruments and reserves (A)	909,146	/	870,619	/
	Common equity Tier1 capital: regulatory adjustments
8+9	Intangible fixed assets other than mortgage servicing rights (net of related deferred tax liabilities)	5,023	3,349	3,444	5,166
8	of which: goodwill (including those equivalent)	241	160	248	372
9	of which: other intangible fixed assets other than goodwill and mortgage servicing rights	4,782	3,188	3,195	4,793
10	Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related deferred tax liabilities)	—	—	—	—
11	Deferred gains or losses on derivatives under hedge accounting	22	15	16	25
12	Shortfall of eligible provisions to expected losses	19,229	12,819	9,291	13,936
13	Capital increase due to securitization	1,379	919	1,216	1,824

At March 31,
		2016		2015
Basel III Template No.	Items	Amounts	Amounts excluded under transitional arrangements	Amounts	Amounts excluded under transitional arrangement
(Millions of yen, except percentages)
14	Gains and losses due to changes in own credit risk on fair valued liabilities	—	—	—	—
15	Defined-benefit pension fund net assets (prepaid pension costs)	11,594	7,729	8,784	13,177
16	Investments in own shares (excluding those reported in the net assets section)	71	47	60	90
17	Reciprocal cross-holdings in common equity	—	—	—	—
18	Investments in the common stock of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued share capital (amount above 10% threshold)	—	—	—	—
19+20+21	Amount above the 10% threshold on the specified items	—	—	—	—
19	of which: significant investments in the common stock of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions	—	—	—	—
20	of which: mortgage servicing rights	—	—	—	—
21	of which: deferred tax assets arising from temporary differences (net of related deferred tax liabilities)	—	—	—	—
22	Specific items (amounts above 15% threshold)	—	—	—	—
23	of which: significant investments in the common stock of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions	—	—	—	—
24	of which: mortgage servicing rights	—	—	—	—
25	of which: deferred tax assets arising from temporary differences (net of related deferred tax liabilities)	—	—	—	—
27	Regulatory adjustments applied to common equity Tier 1 due to insufficient additional Tier 1 and Tier 2 to cover deductions	—	/	—	/
28	Common equity Tier 1 capital: regulatory adjustments (B)	37,320	/	22,813	/
Common equity Tier1 capital (CET 1)
29	Common equity Tier1 capital (A) - (B) (C)	871,826	/	847,805	/
Additional Tier 1 capital: instruments
31a/30	Directly issued qualifying additional Tier 1 instruments plus related capital surplus of which classified as equity under applicable accounting standards	—	/	—	/
31b/30	Subscription rights to additional Tier 1 instruments	—	/	—	/
32/30	Directly issued qualifying additional Tier 1 instruments plus related capital surplus of which classified as liabilities under applicable accounting standards	—	/	—	/

		At March 31,
		2016		2015
Basel III Template No.	Items	Amounts	Amounts excluded under transitional arrangements	Amounts	Amounts excluded under transitional arrangement
		(Millions of yen, except percentages)
30	Qualifying additional Tier 1 instruments issued by special purpose vehicles	—	/	—	/
34-35	Additional Tier 1 instruments issued by subsidiaries and held by third parties (Amount allowed in group additional Tier 1)	173	/	166	/
33+35	Eligible Tier 1 capital instruments subject to phase out from additional Tier 1 capital	24,000	/	28,000	/
33	of which: directly issued and issued by special purpose vehicles	24,000	/	28,000	/
35	of which: issued by subsidiaries	—	/	—	/
	Amount allowed in group additional Tier 1 subject to transitional arrangements	—	/	—	/
36	Additional Tier 1 Capital: Instruments (D)	24,173	/	28,166	/
	Additional Tier 1 capital: regulatory adjustments
37	Investments in own additional Tier 1 instruments	—	—	—	—
38	Reciprocal cross-holdings in additional Tier 1 instruments	—	—	—	—
39	Investments in the additional Tier 1 instruments of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued common share capital of the entity (amount above 10% threshold)	—	—	—	—
40	Significant investments in the additional Tier 1 instruments of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions	—	—	—	—
	Regulatory adjustments applied to additional Tier 1 subject to transitional arrangements	7,490	/	9,165	/
	of which: goodwill	160	/	372	/
	of which: capital increase due to securitization	919	/	1,824	/
	of which: shortfall of eligible provisions to expected losses	6,409	/	6,968	/
42	Regulatory adjustments applied to additional Tier 1 due to insufficient Tier 2 to cover deductions	—	/	—	/
43	Additional Tier 1 capital: regulatory adjustments (E)	7,490	/	9,165	/
	Additional Tier 1 capital (AT 1)
44	Additional Tier 1 capital (D)-(E) (F)	16,683	/	19,000	/
	Tier 1 capital (T 1=CET 1+AT 1)
45	Tier 1 capital (C)+(F) (G)	888,509	/	866,806	/
	Tier 2 capital: instruments and provisions
	Directly issued qualifying Tier 2 instruments plus related capital surplus of which classified as equity under applicable accounting standards	—	/	—	/
	Subscription rights to Tier 2 instruments	—	/	—	/
	Directly issued qualifying Tier 2 instruments plus related capital surplus of which classified as liabilities under applicable accounting standards	—	/	—	/
46	Qualifying Tier 2 instruments issued by special purpose vehicles	—	/	—	/

		At March 31,
		2016		2015
Basel III Template No.	Items	Amounts	Amounts excluded under transitional arrangements	Amounts	Amounts excluded under transitional arrangement
		(Millions of yen, except percentages)
48-49	Tier 2 instruments issued by subsidiaries and held by third parties (amount allowed in group Tier 2)	178	/	176	/
47+49	Eligible Tier 2 capital instruments subject to phase out from Tier 2	—	/	—	/
47	of which: directly issued and issued by special purpose vehicles	—	/	—	/
49	of which: issued by subsidiaries	—	/	—	/
50	Provisions allowed in group Tier 2	1	/	1	/
50a	of which: general allowance for credit losses	1	/	1	/
50b	of which: excess amount of eligible provisions to expected losses	—	/	—	/
	Amount allowed in group Tier 2 subject to transitional arrangements	31,053	/	57,260	/
	of which: accumulated other comprehensive income	31,053	/	57,260	/
51	Tier 2 capital: instruments and provisions (H)	31,232	/	57,438	/
	Tier 2 Capital: regulatory adjustments
52	Investments in own Tier 2 instruments	—	—	—	—
53	Reciprocal cross-holdings in Tier 2 instruments	—	—	—	—
54	Investments in the Tier 2 instruments of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the bank does not own more than 10% of the issued common share capital of the entity (amount above 10% threshold)	—	—	—	—
55	Significant investments in the Tier 2 instruments of banking, financial and insurance entities that are outside of the scope of regulatory consolidation, net of eligible short positions	—	—	—	—
	Regulatory adjustments applied to Tier 2 subject to transitional arrangements	6,632	/	7,331	/
	of which: reciprocal cross-holdings in common equity	223	/	362	/
	of which: shortfall of eligible provisions to expected losses	6,409	/	6,968	/
57	Tier 2 capital: regulatory adjustments (I)	6,632	/	7,331	/
	Tier 2 capital (T 2)
58	Tier 2 capital (H)-(I) (J)	24,599	/	50,106	/
	Total capital (TC = T 1 + T 2)
59	Total capital (G)+(J) (K)	913,109	/	916,913	/
	Total risk weighted assets
	Total of items included in risk weighted assets subject to transitional arrangements	11,058	/	26,117	/
	of which: defined-benefit pension fund net assets (prepaid pension costs)	7,729	/	19,435	/
	of which: other intangible fixed assets	3,188	/	6,417	/
	of which: investments in own shares	141	/	264	/
60	Total amount of risk weighted assets (L)	7,147,569	/	6,898,414	/

		At March 31,
		2016		2015
Basel III Template No.	Items	Amounts	Amounts excluded under transitional arrangements	Amounts	Amounts excluded under transitional arrangement
		(Millions of yen, except percentages)
	Capital ratio
61	Common equity Tier 1 capital ratio (C)/(L)	12.19%	/	12.28%	/
62	Tier 1 capital ratio (G)/(L)	12.43%	/	12.56%	/
63	Total capital ratio (K)/(L)	12.77%	/	13.29%	/
	Regulatory adjustments (before risk weighting)
72	Investments in the instruments of banking, financial and insurance entities that are outside the scope of regulatory consolidation, where the bank does not own more than 10% of the issued share capital (amount below the threshold for deduction)	34,225	/	38,740	/
73	Significant investments in the common stock of banking, financial and insurance entities (amount below the thresholds for deduction)	2,071	/	945	/
74	Mortgage servicing rights (amount below the thresholds for deduction)	—	/	—	/
75	Deferred tax assets arising from temporary differences (amount below the thresholds for deduction)	—	/	—	/
	Provisions included in Tier 2 capital: instruments and provisions
76	Provisions eligible for inclusion in Tier 2 in respect of exposures subject to standardized approach (prior to applicable of cap)	1	/	1	/
77	Cap on inclusion of provisions in Tier 2 under standardized approach	437	/	348	/
78	Provisions eligible for inclusion in Tier 2 in respect of exposures subject to internal ratings-based approach (prior to applicable of cap)	—	/	—	/
79	Cap on inclusion of provisions in Tier 2 under internal ratings-based approach	38,891	/	37,731	/
	Capital instruments subject to phase out arrangements				/
82	Current cap on additional Tier 1 instruments subject to phase out arrangements	24,000	/	28,000	/
83	Amount excluded from additional Tier 1 due to cap (excess over cap after redemptions and maturities)	16,000	/	12,000	/
84	Current cap on Tier 2 instruments subject to phase out arrangements	77,580	/	90,510	/
85	Amount excluded from Tier 2 due to cap (excess over cap after redemptions and maturities)	—	/	—	/

Note: The figures in the table above were prepared in accordance with Japanese GAAP. To be consistent with Japanese GAAP, the figures are rounded down.

At March 31, 2016, Bank of Yokohama remained well capitalized with total capital of ¥913,109 million, Tier 1 capital of ¥888,509 million, and Common Equity Tier 1 capital of ¥871,826 million. The total risk-weighted assets at March 31, 2016 were ¥7,147,569 million.

In addition, the total risk-weighted capital ratio was 12.77%, Tier 1 risk-weighted capital ratio was 12.43% and Common Equity Tier 1 risk-weighted capital ratio was 12.19% at March 31, 2016.

At March 31, 2015, Bank of Yokohama remained well capitalized with total capital of ¥916,913 million, Tier 1 capital of ¥866,806 million, and Common Equity Tier 1 capital of ¥847,805 million. The total risk-weighted assets at March 31, 2015 were ¥6,898,414 million.

In addition, the total risk-weighted capital ratio was 13.29%, Tier 1 risk-weighted capital ratio was 12.56% and Common Equity Tier 1 risk-weighted capital ratio was 12.28% at March 31, 2015.

Bank of Yokohama’s capital position can be affected by the fair market value of its investment securities portfolio, since unrealized gains and losses are included in the amount of regulatory capital. Recognition of unrealized gains and losses as Common Equity Tier 1 capital began from March 31, 2014 in increments of 20% and will be fully recognized as Common Equity Tier 1 capital from March 31, 2018. As such, substantial fluctuations in the Japanese stock markets may affect Bank of Yokohama’s capital position.

Capital Allocation Operations

Bank of Yokohama allocates its capital to each business segment according to their respective risks (i.e. credit risk, market risk, liquidity risk and operational risk). The capital allocation plan is formulated by the Risk Management Department based on the risk status ascertained through the integrated risk management system, and the Bank of Yokohama’s annual plan. The capital allocation plan is also reviewed for appropriateness by the Risk Management Department and approved by the Executive Committee. Each business unit operates its business in compliance with the allocated risk capital (amount of required risk capital).

The Risk Management Department monitors adherence to the allocated risk capital (amount of required risk capital) and the risk status on a monthly basis and reports to the Executive Committee and the Board of Directors. The capital allocation plan is reviewed regularly on a quarterly basis, and also on an ad-hoc basis when deemed necessary, such as when there are modifications in the business plan of any segment or changes in risk status.

Assessment of Capital Adequacy Level, Capital Strategy

As stipulated in its Basic Regulations on Capital Adequacy Management, Bank of Yokohama assesses its capital adequacy by ascertaining whether it has sufficient capital to cover its risk exposure, taking into account management plans and strategies. Capital adequacy is assessed on the basis of total risk exposure and the capital adequacy ratios.

To assess its capital adequacy in terms of total risk exposure, Bank of Yokohama determines whether the capital buffer (i.e. unallocated capital) is sufficient to cover the unallocated risk. In this way, it ensures that risk does not exceed its financial capacity. Specifically, anticipated risk exposure is estimated on the basis of business plans for each segment, and capital is allocated within the scope of real capital according to the level of risk in each category, including credit risk, market risk, liquidity risk and operational risk.

To monitor the effects of sudden environmental changes and economic cycles on the overall portfolio, Bank of Yokohama analyzes the potential impact on financial items such as the degree of capital impairment, by periodically conducting stress tests based on common stress scenarios that reflect the possibility of serious deterioration in situations under each type of risk. Bank of Yokohama assesses its capital adequacy from the perspective of whether or not its capital buffer (unallocated capital) is sufficient, taking into account stress test results and risks that have been excluded from quantification because of quantification model limitations and other factors. The results are then used to formulate capital strategies and risk management policies.

Research, Development, Patents and Licenses

Bank of Yokohama did not conduct any significant research and development activities during the year ended March 31, 2016, 2015 and 2014.

Trend Information

See the discussions in “— Operating Environment” “— Recent Economic Conditions” “— Results of Operations” and “— Liquidity and Capital Resources”.

Off-balance Sheet Arrangements

Guarantees and Other Off-Balance Sheet Instruments

In the normal course of business, Bank of Yokohama engages in several types of off-balance sheet arrangements, primarily to meet the financing needs of its customers, including various types of guarantees and commitments to extend credit. The following table summarizes the nominal amounts of these commitments at March 31, 2016 and 2015:

	At March 31,
	2016	2015
	(Millions of yen)
Financial guarantees	¥61,514	¥68,244
Loan commitments	1,944,434	1,914,398

Total	¥2,005,948	¥1,982,642

See Note 31.2 and Note 34 to the audited consolidated financial statements included elsewhere in this annual report for a description of the nature of interest in unconsolidated structured entities and off-balance sheet arrangements.

The contractual amounts of these guarantees and other off-balance sheet instruments represent Bank of Yokohama’s maximum exposures at risk in the absence of possible recoveries under recourse provisions or underlying collateral should the contracts be fully drawn upon with a subsequent default by its customers. As many of these commitments may expire without being drawn upon, the total contractual or notional amounts of these commitments do not necessarily represent Bank of Yokohama’s actual future cash outlays. Such risks are monitored and managed as a part of Bank of Yokohama’s risk management process as set forth in “— Quantitative and Qualitative Disclosures about Credit, Market and Other Risks” below.

Bank of Yokohama maintains an allowance for losses on its off-balance sheet arrangements, which is included in “Other liabilities” in the consolidated financial statements. The allowance for losses for off-balance sheet credit instruments was ¥1,053 million and ¥1,244 million at March 31, 2016 and 2015, respectively.

Tabular Disclosure of Contractual Obligations

In the normal course of business, Bank of Yokohama enters into various contractual commitments that require future payment obligations. The following table shows a summary of Bank of Yokohama’s contractual obligations, both conditional and unconditional, at March 31, 2016:

	Payments due by period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(Millions of yen)
Time deposit obligations	¥2,759,336	¥509,324	¥230,161	¥16,084	¥3,514,905
Certificates of deposit	172,110	5,000	—	—	177,110
Borrowings obligations	160,884	494,507	216,665	53,419	925,475
Other commitments (1)	3,097	5,728	5,708	7,788	22,321

Total	¥3,095,427	¥1,014,559	¥452,534	¥77,291	¥4,639,811

(1)	Other commitments refer to the long-term contract that Bank of Yokohama has entered into relating to its main IT system and related services.

Bank of Yokohama leases a number of branch premises, offices and equipment under operating leases. Rental and lease expenses are incurred for these operating leases. There are no significant amounts of future minimum lease payments under non-cancellable operating leases at March 31, 2016.

ADDITIONAL FINANCIAL INFORMATION FOR BANK OF YOKOHAMA

I. Distribution of Assets and Liabilities; Interest Rates and Interest Differential

Bank of Yokohama is incorporated under Japanese law. Bank of Yokohama and its principal operating subsidiaries, including Yokohama Guarantee Co., Ltd., Hamagin Finance Co., Ltd., Hamagin Tokai Tokyo Securities Co., Ltd., Hamagin Research Institute, Ltd., and Yokohama Capital Co., Ltd., which are all incorporated under Japanese law, maintain their books and records under Japanese GAAP. For purposes of filing a registration statement with the SEC, Bank of Yokohama prepares its consolidated financial statements in accordance with IFRS. As Bank of Yokohama only prepares its consolidated accounts under IFRS at the date of its financial statements, the account balances under IFRS are not available at any interim dates between the dates of its consolidated financial statements and therefore certain information presented herein is prepared under Japanese GAAP.

Average Balances, Interest and Average Rates

Under Japanese GAAP, Bank of Yokohama’s interest income from interest-earning assets and interest expense on interest-bearing liabilities for the years ended March 31, 2016, 2015 and 2014 were as follows:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Interest income on interest-earning assets	¥161,314	¥164,181	¥167,959
Interest expense on interest-bearing liabilities	9,913	7,959	8,613

Net interest income	151,401	156,222	159,346

The following tables set forth the average balances, interest and average yield or interest rates for interest-earning assets and interest-bearing liabilities for the years ended March 31, 2016, 2015 and 2014 which were computed and derived on the Japanese GAAP basis and reported in Bank of Yokohama’s Japanese GAAP consolidated financial statements. Average balances are principally based on daily average and Bank of Yokohama believes that the average balances are representative of Bank of Yokohama’s operations under Japanese GAAP.

	For the year ended March 31, 2016
	Year-end balance	Average balance	Interest income/expense	Average rate
	(Millions of yen, except percentages)
Interest-earning assets:
Loans and bills discounted	¥9,948,486	¥9,834,093	¥127,049	1.29%
Securities	2,368,352	2,494,515	27,745	1.11%
Call loans and bills bought	263,285	258,484	1,954	0.76%
Money claims bought	102,978	106,614	1,682	1.58%
Due from banks	20,082	76,550	2,322	3.03%
Other interest-earning assets	29,242	17,913	562	3.14%

Total interest-earning assets	¥12,732,425	¥12,788,169	¥161,314	1.26%

Interest-bearing liabilities:
Deposits	¥12,635,257	¥12,036,335	¥4,724	0.04%
Negotiable certificates of deposit	177,110	225,745	173	0.08%
Call money and bills sold	126,364	808,097	1,509	0.19%
Payables under securities lending transactions	111,856	210,582	842	0.40%
Borrowings and other interest-bearing liabilities	829,597	764,791	2,665	0.35%

Total interest-bearing liabilities	¥13,880,184	¥14,045,550	¥9,913	0.07%

Net interest-earnings and interest rate spread			151,401	1.19%

Net yield on total interest-earning assets				1.19%

	For the year ended March 31, 2015
	Year-end balance	Average balance	Interest income/expense	Average rate
	(Millions of yen, except percentages)
Interest-earning assets:
Loans and bills discounted	¥9,724,053	¥9,584,635	¥132,268	1.38%
Securities	2,460,453	2,372,933	26,255	1.10%
Call loans and bills bought	273,006	251,525	1,235	0.49%
Money claims bought	124,369	120,153	1,750	1.45%
Due from banks	102,083	174,239	2,142	1.22%
Other interest-earning assets	13,722	12,127	531	4.38%

Total interest-earning assets	¥12,697,686	¥12,515,612	¥164,181	1.31%

Interest-bearing liabilities:
Deposits	¥12,121,479	¥11,615,315	¥4,406	0.03%
Negotiable certificates of deposit	106,960	108,558	69	0.06%
Call money and bills sold	777,299	382,456	578	0.15%
Payables under securities lending transactions	247,651	212,159	412	0.19%
Borrowings and other interest-bearing liabilities	695,373	362,076	2,494	0.69%

Total interest-bearing liabilities	¥13,948,762	¥12,680,564	¥7,959	0.06%

Net interest-earnings and interest rate spread			156,222	1.25%

Net yield on total interest-earning assets				1.25%

	For the year ended March 31, 2014
	Year-end balance	Average balance	Interest income/expense	Average rate
	(Millions of yen, except percentages)
Interest-earning assets:
Loans and bills discounted	¥9,453,564	¥9,346,808	¥138,583	1.48%
Securities	2,044,741	2,090,031	24,330	1.16%
Call loans and bills bought	283,210	243,998	986	0.40%
Money claims bought	125,896	130,571	1,982	1.51%
Due from banks	151,355	235,034	1,424	0.60%
Other interest-earning assets	7,618	9,754	654	6.70%

Total interest-earning assets	¥12,066,384	¥12,056,196	¥167,959	1.39%

Interest-bearing liabilities:
Deposits	¥11,829,221	¥11,265,470	¥4,862	0.04%
Negotiable certificates of deposit	49,610	91,082	62	0.06%
Call money and bills sold	182,178	327,111	489	0.14%
Payables under securities lending transactions	91,591	71,161	135	0.19%
Borrowings and other interest-bearing liabilities	331,245	326,803	3,065	0.94%

Total interest-bearing liabilities	¥12,483,845	¥12,081,627	¥8,613	0.07%

Net interest-earnings and interest rate spread			159,346	1.32%

Net yield on total interest-earning assets				1.32%

With respect to the interest-earning assets, mainly owing to seasonal factors, such as additional demand for loans from corporate customers and the concentration of due dates for trade-related payables around the March 31 year-end, year-end balances for loans and bills discounted are generally larger than average balances for the year.

During the periods shown above, the account balances for loans and bills discounted. The increase in loans and bills discounted primarily resulted from an increase in loans to wholesale customers, specifically to small- and medium-sized enterprises, which generally have less capital on hand than larger enterprises and therefore tend to rely more on bank borrowings.

With respect to interest-bearing liabilities, deposits, which are Bank of Yokohama’s primary source of funds, increased during the periods shown above. The increase is primarily due to an increase in demand deposits, specifically current accounts from wholesale and retail customers.

Bank of Yokohama is continuously assessing the cost efficiency of each available funding source and raising funds through the source that is considered more cost-efficient compared to others at any given point in time. Consequently, the balances for non-deposit sources of funds shown above including borrowed money fluctuate from time to time depending on Bank of Yokohama’s assessment and funding decisions.

Differences between Japanese GAAP and IFRS

Japanese GAAP differs in certain significant respects from IFRS. These differences are adjusted while preparing Bank of Yokohama’s consolidated financial statements in accordance with IFRS. Some of these adjustments affect the measurement basis of interest-earning assets and interest-bearing liabilities, while other adjustments affect the volume of interest-earning assets and interest-bearing liabilities recognized in the consolidated statement of financial position.

The adjustments that affect the measurement basis of interest-earning assets and interest-bearing liabilities include: differences in the scope of consolidation and equity method of accounting; the basis and timing of the recognition of impairment of investment securities and loans and advances; bifurcation of additional embedded derivatives; classification of investment securities and loans; valuation of unlisted and available-for-sale securities; costs for originating loans; and the basis of the derecognization of financial liabilities. The consolidation of additional entities that Bank of Yokohama does not have to consolidate under Japanese GAAP accounts for substantial portion of the adjustments that affect the total consolidated assets and liabilities, especially the volume of interest-earning assets and interest-bearing liabilities recognized in the consolidated statement of financial position.

Difference in scope of consolidation and equity method of accounting

Under IFRS, Bank of Yokohama only consolidates an investee if and only if it has (i) power over the investee; (ii) exposures or rights to variable return from its involvement with the investee; and (iii) ability to use its power over the investee to affect the amount of Bank of Yokohama’s returns. On the other hand, under Japanese GAAP, Bank of Yokohama consolidates an investee if it has control over the latter, i.e. able to control the decision-making process of the investee.

As a result of this difference between IFRS and Japanese GAAP, Bank of Yokohama consolidates or applies equity method of accounting to some investees that it does not consolidate nor apply equity method of accounting under Japanese GAAP. The differences in accounting treatment between IFRS and Japanese GAAP for the following investees are as summarized:

(a) Investment funds

Investment funds, which are not consolidated under Japanese GAAP, are special purpose funds established to raise money for investments in public companies and private equities. Bank of Yokohama invests in several investment funds. For some of the investment funds that it invests in, Bank of Yokohama has redemption rights that are substantially equivalent to the rights to remove the fund manager without cause and therefore it has the ability to direct the relevant activities of the funds. Accordingly, Bank of Yokohama, which is deemed to have control over these investment funds under IFRS 10, consolidates such funds.

(b) Securitization vehicles

Certain securitization vehicles sponsored by Bank of Yokohama under its securitization program are run according to the predetermined criteria that are part of the initial design of these vehicles. In addition, Bank of Yokohama is exposed to the variability of returns from these vehicles through its holding of securities in the vehicles. Outside the day-to-day servicing of receivables, key decisions that significantly affect the vehicles’ results are usually required only when receivables in the vehicles go into default. For some of these vehicles, Bank of Yokohama manages such key decisions and is therefore deemed to have control over the vehicles. Consequently, unlike the treatment under Japanese GAAP, Bank of Yokohama consolidates such vehicles pursuant to IFRS 10 and accordingly the loans sold to the vehicles are recognized as loans and advances, leading to an increase in the consolidated assets recorded.

(c) Yokohama Preferred Capital Cayman Limited (“YPCC”)

YPCC, a subsidiary under Japanese GAAP, was accounted for as an associate under the equity accounting method under IFRS as it does not meet the control criteria per IFRS 10. While YPCC is wholly owned by Bank of Yokohama, Bank of Yokohama does not have the ability to direct YPCC’s activities that are strictly limited to the collection of cash flows from subordinated loan to Bank of Yokohama and issuance of preferred securities. YPCC’s returns may be affected by the collectability of the cash flows generated from the subordinated loan to Bank of Yokohama, but Bank of Yokohama does not have any exposure or rights to YPCC’s variable returns.

The accounting of YPCC as an associate has resulted in the preferred securities issued by YPCC to be recorded as borrowings under IFRS, thus increasing Bank of Yokohama’s total consolidated liabilities recorded.

Overall, the broader scope of consolidation under IFRS results in Bank of Yokohama’s total consolidated assets and liabilities under IFRS, after eliminating inter-company transactions, to be greater than they are under Japanese GAAP as shown in the table below.

	At March 31,
	2016		2015		2014
	Total assets	Total liabilities	Total assets	Total liabilities	Total assets	Total liabilities
	(Millions of yen)
Increase due to consolidation under IFRS	¥184,404	¥227,968	¥143,885	¥189,071	¥104,662	¥152,051

In addition, other adjustments that have more significant impact on the total consolidated assets and/or liabilities, especially the volume of interest-earning assets and/or interest-bearing liabilities recognized in the consolidated statement of financial position include:

Difference in allowance for loan losses

The recognition of allowance for loan losses differs under Japanese GAAP and IFRS.

Allowance for impairment under Japanese GAAP is individually calculated based on the discounted cash flows (“DCF”) method for specifically identified significant loans or the estimated unrecoverable amounts considering the historical loss experience and recoveries from collateral and guarantees, or is collectively calculated on a portfolio basis using the historical loan loss experience.

Under IFRS, if there is objective evidence that loans and advances are impaired, impairment losses are individually calculated based on the DCF method for individually significant impaired loans. For the remaining impaired loans, impairment losses are collectively calculated on a portfolio basis with similar risk characteristics, using statistical methods based on historical loss experience, or calculated based on the estimated uncollectable amounts taking into account recoveries from collateral and guarantees.

In addition, the definition of an impaired loan is different between Japanese GAAP and IFRS. Under Japanese GAAP, borrowers classified as “Needs attention” with modified or renegotiated loans are not considered to be impaired if they meet certain conditions. These conditions include improvement in repayment capacity as a result of such modification or renegotiation.

Under IFRS, such loans may be classified as impaired since they are considered to meet the definition of objective evidence of impairment. Accordingly, the scope of impaired loans under IFRS is broader than that under Japanese GAAP, which resulted in a larger allowance for impairment than that recognized under Japanese GAAP.

Moreover, under Japanese GAAP, interest income is recognized based on the contractual amount of the loan by using the contractual interest rate for loans that are not impaired. However, under IFRS, interest income is recognized based on the carrying amount of the loan, net of allowance for loan losses, by using the effective interest rate.

The aforementioned differences resulted in the following effects to Bank of Yokohama’s balances of loans and advances and total assets under IFRS.

	At March 31,
	2016		2015		2014
	Loans and advances	Total assets	Loans and advances	Total assets	Loans and advances	Total assets
	(Millions of yen)
Decrease due to recognition of allowance for impairment under IFRS	¥30,750	¥21,550	¥24,503	¥17,146	¥32,026	¥20,817

Consequently, the differences in allowance for loan losses methodology under Japanese GAAP and IFRS also have an impact on the related interest income.

For the years ended March 31, 2016, 2015 and 2014, differences between Japanese GAAP and IFRS related to allowance on loans and advances resulted in negative adjustments (i.e. decreases) to interest income of ¥1,233 million, ¥1,520 million and ¥1,598 million, respectively.

Differences in EIR calculation for amortized cost of financial assets

Under IFRS, fees and commissions that are an integral part of the effective interest rate (“EIR”) computation, transaction costs, and all other premiums and discounts shall be taken into consideration when calculating the effective interest rate. Accordingly, fees and commissions for the origination of loans and other financial products are recognized on an accrual basis as part of the effective interest rate on the respective financial instruments.

Under Japanese GAAP, however, fees and commissions for the origination of loans are generally recognized in income upon origination.

Effects of the aforementioned differences between Japanese GAAP and IFRS regarding the calculation of EIR are summarized below.

	At March 31,
	2016	2015	2014
	(Millions of yen)
Decrease under IFRS in:
Investment securities	¥961	¥1,159	¥1,352
Loans and advances	5,339	5,581	5,332

Consequently, for the years ended March 31, 2016, 2015 and 2014, differences between Japanese GAAP and IFRS related to the calculation of EIR resulted in adjustments (i.e. increases) to interest income of ¥1,349 million, ¥1,671 million and ¥1,644 million, respectively.

Differences in classification of financial assets

Under IFRS, financial assets are classified into four categories (i.e. fair value through profit or loss, available-for-sale, held-to-maturity, and loans and receivables) in accordance with IAS 39, and the initial recognition and subsequent measurement of financial assets differ by category. Under Japanese GAAP, however, the loans and receivables category is not applicable to investment securities, and accounting rules which determines the measurement of instruments are mainly based on the legal and contractual form of the instruments.

The differences in classification of financial assets between Japanese GAAP and IFRS impact the balances of interest-earning assets. Certain investment securities classified by Bank of Yokohama as available-for-sale investments (and therefore measured at fair value) under Japanese GAAP are classified as loans and receivables (and thus measured at amortized cost) under IFRS, in accordance with IAS 39. In addition, some of the subsidiary accounts classified as other assets under Japanese GAAP were reclassified as loans and advances under IFRS. The effects are summarized below.

	At March 31,
	2016	2015	2014
	(Millions of yen)
Increase (decrease) under IFRS in:
Investment securities	¥(27,514)	¥(24,188)	¥(25,937)
Loans and advances	50,087	46,571	47,173
Other assets	(27,002)	(25,174)	(24,654)

II. Investment Portfolio

The following table shows the amortized cost and fair values of available-for-sale and held-to-maturity securities as well as the loans and receivables that Bank of Yokohama held at March 31, 2016, 2015 and 2014 presented under IFRS:

	At March 31,
	2016		2015		2014
	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
	(Millions of yen)
Available- for-sale securities:
Domestic:
Japanese government bonds	¥525,732	¥530,728	¥597,132	¥599,229	¥422,414	¥425,138
Other debt securities	29,065	29,289	37,188	43,292	35,284	41,193
Equity securities	—	549,089	—	409,813	—	308,761

Total domestic	554,797	1,109,106	634,320	1,052,334	457,698	775,092

Foreign:
U.S. Treasury bonds and other U.S. government agencies bonds	99,020	100,135	124,862	126,086	18,620	18,474
Other governments and official institutions bonds	6,206	130,742	10,259	156,334	7,777	29,257
Other securities	109	109	272	271	579	577

Total foreign	105,335	230,986	135,393	282,691	26,976	48,308

Total	¥660,132	¥1,340,092	¥769,713	¥1,335,025	¥484,674	¥823,400

Held-to-maturity debt securities:
Domestic:
Japanese government bonds	¥9,492	¥11,053	¥10,999	¥12,297	¥21,384	¥22,597

Total	¥9,492	¥11,053	¥10,999	¥12,297	¥21,384	¥22,597

Loans and receivables:
Domestic:
Japanese governments and municipal bonds	¥323,904	¥326,559	¥351,249	¥353,322	¥355,896	¥358,876
Corporate bonds	611,161	622,983	685,478	697,728	776,811	788,522

Total domestic	935,065	949,542	1,036,727	1,051,050	1,132,707	1,147,398

Foreign:
Other governments and official institutions bonds	107,644	108,315	98,377	98,760	69,921	69,512
Other securities	12,602	12,609	40,190	40,240	55,750	55,857

Total foreign	120,246	120,924	138,567	139,000	125,671	125,369

Total	¥1,055,311	¥1,070,466	¥1,175,294	¥1,190,050	¥1,258,378	¥1,272,767

Note: The table above includes investment securities included as assets pledged as collateral excluding embedded derivatives.

The following table presents the carrying amounts, contractual maturities and weighted average yields for available-for-sale debt securities, held-to-maturity debt securities and loans and receivables debt securities that Bank of Yokohama held at March 31, 2016 presented in accordance with IFRS. Available-for-sale debt securities are carried at fair value whereas held-to-maturity debt securities and loans and receivables debt securities are carried at amortized cost. The weighted average yields below are calculated based on amortized cost for all debt securities. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

	Maturity
	One year or less		After one year through five years		After five years through ten years		After ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Millions of yen, except percentages)
Available-for-sale securities:
Domestic:
Japanese government bonds	¥86,711	1.09%	¥399,390	0.77%	¥44,627	0.17%	¥—	—	¥530,728	0.78%
Corporate bonds	—	—	—	—	—	—	—	—	—	—
Other debt securities	—	—	—	—	28,558	0.81%	731	0.00%	29,289	0.79%

Total domestic	86,711	1.09%	399,390	0.77%	73,185	0.43%	731	0.00%	560,017	0.78%

Foreign:
U.S. Treasury bonds and other U.S. government agencies bonds	4,703	7.50%	42,342	0.82%	53,090	1.94%	—	—	100,135	0.17%
Other governments and official institutions bonds	2,820	1.20%	127,922	1.29%	—	—	—	—	130,742	0.13%
Other securities	—	—	—	—	—	—	109	0.37%	109	0.37%

Total foreign	7,523	5.08%	170,264	2.11%	53,090	1.94%	109	0.37%	230,986	1.69%

Total	¥94,234	1.40%	¥569,654	0.78%	¥126,275	1.07%	¥840	0.05%	¥791,003	0.92%

Held-to-maturity debt securities:
Domestic:
Japanese government bonds	¥1,502	0.40%	¥—	—	¥7,990	2.03%	¥—	—	¥9,492	1.77%

Total	¥1,502	0.40%	¥—	—	¥7,990	2.03%	¥—	—	¥9,492	1.77%

Loans and receivables:
Domestic:
Japanese governments and municipal bonds	¥21,184	0.93%	¥272,616	0.49%	¥30,104	0.93%	¥—	—	¥323,904	0.56%
Corporate bonds	116,603	0.59%	358,284	0.48%	123,400	0.92%	12,874	1.35%	611,161	0.61%

Total domestic	137,787	0.64%	630,900	0.48%	153,504	0.92%	12,874	1.35%	935,065	0.59%

Foreign:
Other governments and official institutions bonds	24,073	1.52%	72,410	1.44%	11,161	1.81%	—	—	107,644	1.50%
Corporate bonds	8,996	0.94%	3,606	0.91%	—	—	—	—	12,602	0.93%

Total foreign	33,069	1.37%	76,016	1.42%	11,161	1.81%	—	—	120,246	1.44%

Total	¥170,856	0.78%	¥706,916	5.82%	¥164,665	0.98%	¥12,874	1.35%	¥1,055,311	0.69%

Other than Japanese government bonds, Bank of Yokohama did not hold any securities of individual issuers in which the aggregate carrying value exceeded 10% of Bank of Yokohama’s shareholders’ equity at March 31, 2016.

III. Loan Portfolio

Types of Loans

The following table presents Bank of Yokohama’s outstanding loans and advances by domicile and industry of the borrowers at March 31, 2016, 2015 and 2014 and April 1, 2013 prepared under IFRS. The categorization of loans and advances by industry is based on the loan classification designated by the Bank of Japan (the “BoJ”) for regulatory reporting purposes.

	At March 31,			At April 1,
	2016	2015	2014	2013
	(Millions of yen)
Domestic:
Manufacturing	¥922,097	¥894,619	¥944,397	¥997,695
Wholesale and retail trade	801,614	812,049	769,215	752,741
Real estate	2,749,449	2,632,584	2,498,743	2,483,807
Services	782,061	747,119	730,580	746,445
Other industries	1,340,313	1,264,601	1,201,846	1,121,781
Individuals	3,511,914	3,581,218	3,556,160	3,509,576

Total domestic	10,107,448	9,932,190	9,700,941	9,612,045

Foreign:
Others (1)	17,208	16,835	13,870	10,383

Total loans and advances before allowance for impairment	¥10,124,656	¥9,949,025	¥9,714,811	¥9,622,428

(1)	There was no category which exceeded 5 percent of the total balances of loans and advances before allowance for loan losses.

The balances of outstanding loans and advances at March 31, 2012 are not available under IFRS and hence are not presented in the table above.

Maturities and Sensitivities of Loans to Changes in Interest Rates

The following table shows the breakdown of Bank of Yokohama’s loan portfolio by maturity of the loans and industry of the borrowers at March 31, 2016.

	At March 31, 2016
	Maturity
	One year or less	After one year through five years	After five years	Total
	(Millions of yen)
Domestic:
Manufacturing	¥411,833	¥420,884	¥89,380	¥922,097
Wholesale and retail trade	386,114	312,573	102,927	801,614
Real estate	479,745	782,242	1,487,462	2,749,449
Services	245,138	306,629	230,294	782,061
Other industries	425,209	652,841	262,263	1,340,313
Individuals	225,040	624,160	2,662,714	3,511,914

Total domestic	2,173,079	3,099,329	4,835,040	10,107,448

Foreign:
Other (1)	15,555	1,653	—	17,208

Total loans and advances before allowance for impairment	¥2,188,634	¥3,100,982	¥4,835,040	¥10,124,656

(1)	There was no category which exceeds 5 percent of the total balances of loans and advances before allowance for loan losses.

The table below shows the breakdown of loans and advances due after one year by their interest types, whether floating or fixed rate, at March 31, 2016:

At March 31, 2016
(Millions of yen)
Floating rate loans and advances	¥4,742,609
Fixed rate loans and advances	3,193,413

Total	¥7,936,022

Impaired, Past Due and Restructured Loans

Bank of Yokohama’s consolidated financial statements have been prepared under IFRS, and the risk elements and categories analyzed with regard to loans and advances differ from the requirements of the U.S. Securities Exchange Commission (“SEC”).

Per the Guide 3 disclosure guidelines, the SEC requires that loans be categorized and separately reported as of the end of each reported period as nonaccrual (i.e. loans accounted for on a non-accrual basis), past due (i.e. accruing loans that are contractually past due for 90 days or more as to principal or interest payments), and restructured loans (i.e. loans qualifying as troubled debt restructurings).

In accordance with IFRS, Bank of Yokohama recognizes interest on loans based on original effective interest rates, regardless of whether they are impaired or unimpaired. Therefore, Bank of Yokohama technically has no loans that are non-accruing. As such, information related to “Impaired loans” as defined by IFRS is reported in lieu of nonaccrual (loans) as required by the SEC. A loan is considered impaired under IFRS when there is objective evidence indicating an existence of an impaired loss.

Additionally, Bank of Yokohama reports information relating to “Unimpaired loans that are contractually past due for 90 days or more as to principal or interest payments” in lieu of accruing loans that are past due for 90 days or more as to principal or interest payments, as required by the SEC. In reporting information relating to “Restructured loans”, Bank of Yokohama’s restructured loans are defined as loans with modified terms and concessions granted to debtors having difficulty in meeting the contractual terms of the loans, other than those loans included in the aforementioned “Impaired loans” and “Unimpaired loans that are contractually past due for 90 days or more” categories.

The following table shows the distribution of Bank of Yokohama’s impaired loans, unimpaired loans contractually past due for 90 days or more and restructured loans by domicile of the borrowers at March 31, 2016, 2015 and 2014 and April 1, 2013:

	At March 31,			At April 1,
	2016	2015	2014	2013
	(Millions of yen)
Impaired loans:
Domestic	¥291,500	¥279,167	¥313,002	¥329,284
Foreign	—	—	—	—

Total impaired loans	291,500	279,167	313,002	329,284

Unimpaired loans contractually past due for 90 days or more:
Domestic	37	56	24	116
Foreign	—	—	—	—

Total unimpaired loans contractually past due for 90 days or more	37	56	24	116

Restructured loans other than those included above:
Domestic	200,878	242,948	289,498	284,759
Foreign	—	—	—	—

Total restructured loans other than those included above	200,878	242,948	289,498	284,759

Total	¥492,415	¥522,171	¥602,524	¥614,159

Balance for impaired loans and advances at March 31, 2012 are not available under IFRS and therefore are not presented in the table above.

Interest on Impaired Loans and Advances

Regarding domestic loans, gross interest income which would have been recognized under the original contractual terms on total outstanding impaired loans during the year ended March 31, 2016 was approximately ¥4,829 million, of which approximately ¥3,584 million, as determined in accordance with IFRS, has been recognized in the statement of income for the year. As to foreign loans, there were no impaired loans.

Foreign Loans Outstanding

Bank of Yokohama had no cross-border outstandings to borrowers in any foreign country which in total exceeded 1% of its consolidated total assets at March 31, 2016, 2015 and 2014. Cross-border outstandings are defined, for this purpose, as loans (including accrued interest), acceptances, interest-earning deposits with other banks, other interest-earning investments and any other monetary assets denominated in Japanese yen or other non-local currencies. Material local currency loans outstandings which are neither hedged nor funded by local currency borrowings are included in cross-border outstandings.

Loan Concentrations

At March 31, 2016, there was no concentration of loans and advances to a single industry group of borrowers, as defined by the BoJ industry segment loans and advances classifications, which exceeded 10% of Bank of Yokohama’s consolidated total loans and advances, except for loans and advances in a category disclosed in the table of outstanding loans and advances above.

IV. Summary of Loan Loss Experience

The following table shows an analysis of Bank of Yokohama’s loan loss experience by domicile and industry of the borrowers for the years ended March 31, 2016, 2015 and 2014:

	At March 31,
	2016	2015	2014
	(Millions of yen)
Allowance for loan losses at the beginning of the year	¥91,991	¥104,507	¥101,950
Provision for (reversal of) loan losses	2,796	(6,033)	11,231
Write-offs:
Domestic:
Manufacturing	(215)	(2,650)	(3,234)
Wholesale and retail trade	(614)	(426)	(662)
Real estate	(1,065)	(320)	(1,989)
Services	(1,074)	(984)	(1,526)
Other industries	(827)	(449)	(889)
Individuals	(2,164)	(4,414)	(3,026)

Total domestic	(5,959)	(9,243)	(11,326)
Total foreign	—	—	—

Total write-offs	(5,959)	(9,243)	(11,326)
Recoveries:
Domestic:
Manufacturing	114	702	153
Wholesale and retail trade	159	501	214
Real estate	361	109	326
Services	192	105	547
Other industries	81	137	219
Individuals	1,035	1,206	1,193

Total domestic	1,942	2,760	2,652
Total foreign	—	—	—

Total recoveries	1,942	2,760	2,652

Net write-offs	(4,017)	(6,483)	(8,674)

Balance at the end of the year	¥90,770	¥91,991	¥104,507

The following table shows the distribution of Bank of Yokohama’s allowance for loan losses by domicile and industry of borrowers at March 31, 2016, 2015 and 2014 and April 1, 2013:

	At March 31,						At April 1,
	2016		2015		2014		2013
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(Millions of yen, except percentages)
Domestic:
Manufacturing	¥15,303	9.11%	¥17,350	8.99%	¥20,308	9.72%	¥15,512	10.36%
Wholesale and retail trade	11,726	7.92	8,806	8.16	9,712	7.91	9,295	7.82
Real estate	14,787	27.16	13,050	26.45	16,576	25.71	18,060	25.81
Services	11,873	7.72	12,080	7.51	14,728	7.52	13,685	7.75
Other industries	13,482	13.23	13,049	12.70	12,331	12.37	12,103	11.66
Individuals	23,592	34.69	27,653	36.02	30,847	36.63	33,293	36.49

Total domestic	90,763	99.83	91,988	99.83	104,502	99.86	101,948	99.89

Total foreign	7	0.17	3	0.17	5	0.14	2	0.11

Total allowance for loan losses	¥90,770	100.00%	¥91,991	100.00%	¥104,507	100.00%	¥101,950	100.00%

Allowance for loan losses on loans and advances decreased by ¥1,221 million, or 1.3%, from ¥91,991 million for the year ended March 31, 2015 to ¥90,770 million for the year ended March 31, 2016, as a result of a ¥2,796 million provision for loan losses, in addition to write-offs and recoveries of ¥5,959 million and ¥1,942 million, respectively, during the year.

Allowance policy

Bank of Yokohama uses both its internal rating system and self-assessment of the quality of its assets in the quantification of any loan loss provisions and write-offs. The internal rating system allows Bank of Yokohama to evaluate its credit facilities from different perspectives, and the self-assessment process is additionally required by Japanese regulations for the examination of individual loan assets for risk of default or impairment of asset value. The two integrated systems are based on, among other factors, management’s judgment regarding the facilities’ and borrowers’ credit conditions, such as payment history, changes in lending terms, economic environment or financial statement performance of its borrowers.

As the evaluation of credit risks changes, Bank of Yokohama revises its estimates of the allowance to reflect the current conditions.

During the year ended March 31, 2016, there were no significant changes to the overall allowance and credit risk management policy that affected the changes in allowance for loan losses balance.

Further information on the allowance and credit policy, as well as management’s internal rating and self-assessment systems, can be found at Note 3.2.2. “Credit risk management” to the audited consolidated financial statements, included elsewhere in this annual report.

V. Deposits

The total amount of deposits by foreign depositors in domestic offices at March 31, 2016, 2015 and 2014, were ¥1,214 million, ¥1,093 million and ¥856 million, respectively.

At March 31, 2016, the balance and remaining maturities of time deposits and certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately US$89 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2016) or more, as well as the balance of those deposits issued by foreign offices in amounts of US$100,000 or more are shown in the following table:

	At March 31, 2016
	Time deposits	Certificates of deposit	Total
	(Millions of yen)
Domestic offices:
Due in three months or less	¥131,212	¥151,920	¥283,132
Due after three months through six months	203,225	18,120	221,345
Due after six months through twelve months	98,876	2,070	100,946
Due after twelve months	724,274	5,000	729,274

Total domestic	1,157,587	177,110	1,334,697

Total foreign	3,598	—	3,598

Total	¥1,161,185	¥177,110	¥1,338,295

VI. Short-Term Borrowings

The following table shows additional information on Bank of Yokohama’s short-term borrowings at March 31, 2016, 2015 and 2014:

	At March 31,
	2016	2015	2014
	(Millions of yen, except percentages)
Call money:
Balance at the end of the year	¥126,364	¥777,300	¥182,179
Weighted average interest rate on balance at the end of the year	0.65%	0.08%	0.20%
Borrowed money:
Balance at the end of the year	159,224	168,059	246,899
Weighted average interest rate on balance at the end of the year	0.22%	0.16%	0.13%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF HIGASHI-NIPPON BANK

You should read the following discussion and analysis of Higashi-Nippon Bank’s financial condition and results of operations together with its audited consolidated financial statements included elsewhere in this annual report. The discussion at and for the years ended March 31, 2016 and 2015 is based on Higashi-Nippon Bank’s audited annual consolidated financial statements, which have been prepared in accordance with IFRS.

Overview

Higashi-Nippon Bank is a regional bank, with its headquarters in Tokyo, Japan. It conducts its business primarily in central Tokyo and also operates in the neighboring prefectures of Ibaraki, Kanagawa, Saitama, Chiba and Tochigi. Together with its consolidated subsidiaries, Higashi-Nippon Bank offers a broad range of banking products and services including deposits, loans, foreign currency exchange and other financial services, such as credit card and credit guarantee services.

At March 31, 2016, Higashi-Nippon Bank had consolidated total assets of ¥2.2 trillion and deposits of ¥2.0 trillion. For the year ended March 31, 2016, Higashi-Nippon Bank had a net profit of ¥7.5 billion.

Operating Environment

Economic Indicators

Higashi-Nippon Bank’s results of operations and financial condition are significantly affected by economic conditions in Japan overall, particularly Tokyo Prefecture, and, to a lesser extent, the global economy.

Some of the key indicators of the foregoing economic conditions that Higashi-Nippon Bank refers to, and recent trends concerning them, are set forth below:

•	Business Conditions Diffusion Index. According to the Bank of Japan, or the BoJ, Japan’s quarterly business conditions diffusion index decreased slightly from 8 in September 2015 to 7 in March 2016. The diffusion index can be used as a rough indicator to assess business condition trends; when the diffusion index is increasing, the economy can be interpreted to be in an expansion or recovery phase, and when decreasing, in a contraction or worsening phase.

•	Land Prices. According to the Ministry of Land, Infrastructure, Transport and Tourism of Japan, the average published land prices in Japan decreased by 0.3% and increased by 0.1% during calendar years 2014 and 2015, respectively. However, the average residential land prices in the metropolitan area of Tokyo Prefecture where Higashi-Nippon Bank primarily operates increased by 3.7% and 4.6% during calendar years 2014 and 2015, respectively, and average commercial land prices increased by 4.8% and 6.6% during calendar years 2014 and 2015, respectively.

•	Corporate Bankruptcies. According to Tokyo Shoko Research, Ltd., a Japanese research institution, in the Kanto area, which comprise Tokyo and nine surrounding prefectures and which covers all of the prefectures in which Higashi-Nippon Bank has operations, there were 3,636 corporate bankruptcies involving approximately ¥0.9 trillion in total liabilities in the year ended March 31, 2015 and there were 3,399 corporate bankruptcies involving approximately ¥1.1 trillion in total liabilities in the year ended March 31, 2016.

In addition, Higashi-Nippon Bank also refers to various reports on economic conditions, which indicated the following recent, general trends:

•	The Kanto Local Finance Bureau of the Ministry of Finance stated in its quarterly Regional Economic Condition Report in April 2016 that the economy in the Kanto area continues to gradually recover despite weaknesses in some areas. The report indicated that the economy in Tokyo Prefecture is recovering with an improvement in the labor market and an overall recovery in personal consumption, although the level of industrial activities remains flat.

•	The BoJ stated in its quarterly economic report in April 2016 that the economy in the Kanto-Koshinetsu area, which comprises Tokyo and nine surrounding prefectures and which covers all of the prefectures in which Higashi-Nippon Bank has operations, “has continued to recover moderately, although exports and production have been affected mainly by the slowdown in emerging economies” after stating in its July 2015 report that the economy has “continued to recover moderately.”

•	The BoJ stated in April 2016 in its semi-annual Outlook for Economic Activity and Prices, “Japan’s economy has continued its moderate recovery trend, although exports and production have been sluggish due mainly to the effects of the slowdown in emerging economies.” In addition, it stated that “the pick-up in exports has recently paused. On the domestic demand side, business fixed investment has been on a moderate increasing trend as corporate profits have been at high levels. Against the background of steady improvement in the employment and income situation, private consumption has been resilient, although relatively weak developments have been seen in some indicators. Meanwhile, the pick-up in housing investment has recently paused and public investment has been on a moderate declining trend, albeit remaining at a high level. Reflecting these developments in demand both at home and abroad, industrial production has continued to be more or less flat, and most recently it has been somewhat affected by the Kumamoto Earthquake.”

Factors Affecting Higashi-Nippon Bank’s Financial Results

Income (Loss)

Higashi-Nippon Bank’s principal sources of operating income are (1) net interest income, (2) net fee and commission income and (3) other operating income, including net investment income and other income.

Net Interest Income

Net interest income is Higashi-Nippon Bank’s primary source of operating income.

Net interest income, or the difference between interest income and interest expenses, is a function of the amount of interest-earning assets and interest-bearing liabilities and the spread (the difference between the rate of the interest earned on average interest-earning assets and the rate of interest paid on average interest-bearing liabilities).

Higashi-Nippon Bank’s interest income principally comes from loans and advances to corporate and individual customers. To a lesser extent, interest income also includes interest on investment debt securities, deposits with banks and call loans.

Higashi-Nippon Bank’s interest expenses include interest paid on deposits, and to a much lesser extent, interest paid on debt securities issued and borrowings.

The interest rate that Higashi-Nippon Bank pays on deposits is generally higher than that of the mega banks and the major regional banks operating in the surrounding areas because the ratio of time deposits in the deposit portfolio mix is higher for Higashi-Nippon Bank than that for the mega banks and the other major regional banks. Higashi-Nippon Bank has historically sought to attract time deposits rather than demand deposits from individual customers. In recent years, Higashi-Nippon Bank has been working to reduce the ratio of time deposits in its deposit portfolio mix through an increase in demand deposits from corporate customers by building a closer relationship with corporate customers. As a result, Higashi-Nippon Bank expects the interest rate on deposits, which has been decreasing in recent years, to continue to decrease.

The interest rates on loans and advances are primarily affected by the rates charged by Higashi-Nippon Bank’s competitors. The rates charged by its competitors are affected by interest rates in the market overall, in particular the general level of interest rates in Japan. The general level of interest rates in Japan is, in turn, mainly affected by changes in the policy interest rates set by the BoJ. Since April 2013, the BoJ has been engaging in quantitative and qualitative monetary easing policy in order to counter low inflation. In January 2016, the BoJ announced the introduction of “quantitative and qualitative monetary easing with a negative interest rate” (“negative interest rate policy”), which imposed a negative interest rate to a portion of the outstanding balance of each financial institution’s current account at the BoJ. The negative interest rate policy has been implemented since February 2016 and resulted in a sharp decline in the TIBOR and short-term and long-term prime rates.

Despite this low and negative interest rate environment, Higashi-Nippon Bank has been able to charge higher interest rates on its loans compared with the regional banks in the surrounding areas by leveraging its advantageous location in the Tokyo market, which has growth potential, and through an establishment of close relationships with small- and medium-sized enterprise customers by providing loans swiftly, emphasizing face-to-face interactions and offering business proposals. The interest rates it charges, however, have been decreasing as a result of the low or negative interest rate environment, which in turn has led to a contraction in the interest rate spread in recent years in large part because the interest rates paid on deposits, the largest component of interest-bearing liabilities, were already close to zero and could not decrease at a corresponding rate.

Higashi-Nippon Bank expects the BoJ’s negative interest rate policy to continue in the near future as long as the current economic condition persists, which in turn keeps pressure on the interest rate spread and net interest income. In response, Higashi-Nippon Bank has been focusing on increasing the amount of outstanding loans, particularly to small- and medium-sized enterprises that have unique business models or high growth potential, including businesses in certain growth sectors, in order to secure net income. Part of this effort includes increasing the number of branches dedicated to corporate customers, shifting human resources to such branches and targeting certain corporate customers with growth potential for services such as business consulting, business matching and overseas business support, which generally leads to new loans. Higashi-Nippon Bank also expects to increase the amount of loans extended to small- and medium-sized enterprises due to positive business sentiments in anticipation of the 2020 Tokyo Olympics Games, which is expected to result in a greater demand for capital. In recent years, as interest rates declined, Higashi-Nippon Bank has been moving away from extending home loans to individual customers because interest rates on such loans are particularly competitive. Higashi-Nippon Bank expects this trend to continue, although it anticipates that loans to individual customers who are purchasing apartments for investment purposes will increase because it is able to charge a higher interest rate for such loans.

Net Fee and Commission Income

Net fee and commission income is the difference between fee and commission income and fee and commission expenses. Higashi-Nippon Bank’s fee and commission income is derived from a variety of services, including money remittances and transfers fees, securities-related business (such as sales of investment trusts), agency business, loans and deposits, insurance agency commissions and other services such as guarantees. Its fee and commission expenses include expenses in connection with money remittances and transfers, loans and deposits, securities-related business and other services such as guarantees.

The principal factors affecting fee and commission income are demand for the services provided, volume of services, the expenses incurred for providing those services and fees charged by competitors for similar services.

Other Operating Income

Other operating income includes net investment income and other income.

Net investment income consists mainly of gains and losses from sale of investment securities including Japanese government bonds, corporate bonds and Japanese listed stocks as well as dividends on available-for-sale equity securities. The principal factors affecting net investment income are Higashi-Nippon Bank’s investment portfolio composition, general market conditions and the economic environment.

Other income includes foreign exchange gains and other income that is not included in the above items.

Expenses

Impairment Charges

Impairment charges are recorded mainly due to losses on loans and advances as well as investment securities. Impairment charges are recognized when there is objective evidence that a financial asset or a group of assets is impaired. The deterioration of a specific corporate or individual customer’s financial condition may increase impairment charges on loans and advances. In addition, when economic conditions or financial markets deteriorate, impairment charges generally increase.

General and Administrative Expenses

Higashi-Nippon Bank’s general and administrative expenses consist primarily of personnel expenses such as wages and salaries and related expenses, depreciation and amortization charges, and other operating and administrative expenses such as business consignment expenses, rent and lease expenses, taxes and dues, and premiums for deposit insurance.

Other Operating Expenses

Other operating expenses include losses on disposal of property and equipment and other expenses that are not included in the above items.

Critical Accounting Estimates and Judgments

Higashi-Nippon Bank’s financial condition and results of operations are affected by the accounting policies, assumptions, estimates and judgments that management is required to make in the course of the preparation of the consolidated financial statements under IFRS. All estimates and assumptions are best estimates undertaken in accordance with the applicable IFRS, though actual results may differ.

Estimates and judgments are periodically reviewed and evaluated based on historical results and other factors, including expectations of future events that are believed to be reasonable. Such accounting estimates and judgments could change from period to period and have a material impact on Higashi-Nippon Bank’s reported financial condition and results of operations. Revisions to estimates are recognized prospectively.

Higashi-Nippon Bank has identified the following significant accounting policies that involve critical accounting estimates and judgments.

•	Impairment of loans and advances

•	Impairment of available-for-sale equity investments

•	Fair value of financial instruments

•	Income taxes

•	Retirement benefit liabilities

Refer to Note 4 to the audited consolidated financial statements included elsewhere in this annual report for a discussion on each of the above critical accounting estimates and judgments.

Recent Accounting Pronouncements

See Note 2.1.3 to the audited consolidated financial statements included elsewhere in this annual report for a discussion of new accounting pronouncements applicable to Higashi-Nippon Bank.

Results of Operations

The following table presents a summary of Higashi-Nippon Bank’s results of operations for the years ended March 31, 2016, 2015 and 2014:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Interest income	¥27,346	¥27,340	¥28,243
Interest expenses	1,572	1,610	1,689

Net interest income	25,774	25,730	26,554

Fee and commission income	2,840	2,786	2,613
Fee and commission expenses	431	431	415

Net fee and commission income	2,409	2,355	2,198

Net trading losses	76	156	148
Other operating income	8,126	9,749	6,254

Operating income	36,233	37,678	34,858

Impairment charges (reversals)	(3,931)	(891)	676
General and administrative expenses	23,480	23,625	23,137
Other operating expenses	3,657	597	1,408

Operating expenses	23,206	23,331	25,221

Profit before tax	13,027	14,347	9,637
Income tax expenses	5,570	6,179	4,297

Net profit	7,457	8,168	5,340

Net profit attributable to:
Shareholders of the parent	7,405	8,138	5,291
Non-controlling interests	52	30	49

Net profit	7,457	8,168	5,340

The Year Ended March 31, 2016 Compared to the Year Ended March 31, 2015

Total operating income decreased by ¥1,445 million, or 3.8%, from ¥37,678 million for the year ended March 31, 2015 to ¥36,233 million for the year ended March 31, 2016, primarily due to a decrease in other operating income of ¥1,623 million.

Net profit decreased by ¥711 million, or 8.7%, from ¥8,168 million for the year ended March 31, 2015 to ¥7,457 million for the year ended March 31, 2016, mainly as a result of an increase in other operating expenses of ¥3,060 million and the decrease in operating income of ¥1,445 as described above, which were partially offset by an increase in impairment reversals of ¥3,040 million and a decrease in income tax expenses of ¥609 million.

The Year Ended March 31, 2015 Compared to the Year Ended March 31, 2014

Total operating income increased by ¥2,820 million, or 8.1%, from ¥34,858 million for the year ended March 31, 2014 to ¥37,678 million for the year ended March 31, 2015, primarily due to an increase in other operating income of ¥3,495 million, which was partially offset by a decrease in net interest income of ¥824 million.

Net profit increased by ¥2,828 million, or 53.0%, from ¥5,340 million for the year ended March 31, 2014 to ¥8,168 million for the year ended March 31, 2015, mainly as a result of the increase in operating income as described above and a decrease in operating expenses driven by improvement in impairment charges of ¥1,567 million and a decrease in other operating expenses of ¥811 million, which were partially offset by an increase in general and administrative expenses of ¥488 million.

Net Interest Income

The following table provides a breakdown of Higashi-Nippon Bank’s interest income and expenses for the years shown:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Interest income
Deposits with banks	¥15	¥12	¥6
Call loans	21	20	16
Investment securities	1,612	1,827	2,125
Available-for-sale	165	335	383
Loans and receivables	1,447	1,492	1,742
Loans and advances	25,672	25,461	26,078
Other	26	20	18

Total interest income	27,346	27,340	28,243

Interest expenses
Deposits	1,189	1,287	1,407
Call money	0	1	1
Debt securities issued	219	218	218
Borrowings	74	19	1
Other	90	85	62

Total interest expenses	1,572	1,610	1,689

Net interest income	25,774	25,730	26,554

The Year Ended March 31, 2016 Compared to the Year Ended March 31, 2015

Net interest income increased by ¥44 million, or 0.2%, from ¥25,730 million for the year ended March 31, 2015 to ¥25,774 million for the year ended March 31, 2016. The increase in net interest income was mainly driven by lower interest expenses.

Interest Income

Total interest income slightly increased by ¥6 million, or 0.02%, from ¥27,340 million for the year ended March 31, 2015 to ¥27,346 million for the year ended March 31, 2016. This increase was mainly due to higher interest income on loans and advances and other, which was partially offset by lower interest income on investment securities.

Interest income on loans and advances increased by ¥211 million, or 0.8% following the growth of the loan balance during the year ended March 31, 2016, albeit a declining trend in market interest rates. On the other hand, interest income from investment securities decreased by ¥215 million, or 11.8%, due to lower yields as a result of the negative interest rate policy which has been implemented by the BoJ.

Interest Expenses

Total interest expenses decreased by ¥38 million, or 2.4%, from ¥1,610 million for the year ended March 31, 2015 to ¥1,572 million for the year ended March 31, 2016, primarily due to a decrease in interest expenses on deposits which was partially offset by an increase in interest expenses on borrowings. Although the average balance of deposits during the year ended March 31, 2016 increased compared to the same period in the prior year, interest expenses on deposits decreased by ¥98 million, or 7.6%, due to lower deposit interest rates following the negative interest rate policy in Japan. Interest expenses on borrowings, however, rose by ¥55 million, or 289.5% due to a significant increase in the borrowings balance during the year ended March 31, 2016.

The Year Ended March 31, 2015 Compared to the Year Ended March 31, 2014

Net interest income decreased by ¥824 million, or 3.1%, from ¥26,554 million for the year ended March 31, 2014 to ¥25,730 million for the year ended March 31, 2015. The decrease in net interest income was attributable to a decrease in total interest income, which was only partially offset by a decrease in total interest expenses. Lower market interest rates for the year ended March 31, 2015 as compared with the year ended March 31, 2014 resulted in a decrease in both interest income and interest expenses.

Interest Income

Total interest income decreased by ¥903 million, or 3.2%, from ¥28,243 million for the year ended March 31, 2014 to ¥27,340 million for the year ended March 31, 2015. This decrease principally reflected the lower interest income earned on investment securities and loans and advances.

Interest income on investment securities decreased by ¥298 million, or 14.0%, from ¥2,125 million for the year ended March 31, 2014 to ¥1,827 million for the year ended March 31, 2015. Decreased holdings in high-yield corporate bonds during the year led to the decrease in interest income recorded, despite an overall increase in the average balance of investment securities portfolio for the year ended March 31, 2015.

Interest income on loans and advances decreased by ¥617 million, or 2.4%, from ¥26,078 million for the year ended March 31, 2014 to ¥25,461 million for the year ended March 31, 2015, primarily due to lower interest yields owing to the decline of market interest rates (i.e. indicative rates for loans) in the Japanese financial market as well as stiff competition in the banking industry, despite an overall increase in the average balance of loans and advances extended during the year ended March 31, 2015 as compared with the year ended March 31, 2014.

Interest Expenses

Total interest expenses decreased by ¥79 million, or 4.7%, from ¥1,689 million for the year ended March 31, 2014 to ¥1,610 million for the year ended March 31, 2015, primarily due to a decrease in interest expenses on deposits. Interest expenses on deposits decreased by ¥120 million, or 8.5%, from ¥1,407 million for the year ended March 31, 2014 to ¥1,287 million for the year ended March 31, 2015, mainly as a result of lower deposit interest rates following the decline in market interest rates, despite an overall increase in the average balance of deposits received during the year ended March 31, 2015 as compared with the year ended March 31, 2014.

Net Fee and Commission Income

The following table provides a breakdown of Higashi-Nippon Bank’s fee and commission income and expenses for the periods shown:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Fee and commission income
Loans and deposits	¥402	¥343	¥339
Remittances and transfers	1,065	1,072	1,073
Securities-related business	560	540	426
Agency	448	445	463
Insurance agency commissions	250	246	263
Guarantees	10	8	8
Other	105	132	41

Total fee and commission income	2,840	2,786	2,613

Fee and commission expenses
Loans and deposits	59	56	54
Remittances and transfers	331	325	315
Securities-related business	2	16	16
Guarantees	2	2	3
Other	37	32	27

Total fee and commission expenses	431	431	415

Net fee and commission income	2,409	2,355	2,198

The Year Ended March 31, 2016 Compared to the Year Ended March 31, 2015

Net fee and commission income increased by ¥54 million, or 2.3%, from ¥2,355 million for the year ended March 31, 2015 to ¥2,409 million for the year ended March 31, 2016. The increase was primarily attributable to an increase in fee and commission income from loans and deposits and securities-related business of ¥59 million and ¥20 million, respectively. The increase was mainly due to the growth of the loans and deposits balance and increases in sales commissions from investment trusts.

The Year Ended March 31, 2015 Compared to the Year Ended March 31, 2014

Net fee and commission income increased by ¥157 million, or 7.1%, from ¥2,198 million for the year ended March 31, 2014 to ¥2,355 million for the year ended March 31, 2015. The increase was attributable to an increase in fee and commission income, which was partially offset by an increase in fee and commission expenses.

Fee and Commission Income

Fee and commission income increased by ¥173 million, or 6.6%, from ¥2,613 million for the year ended March 31, 2014 to ¥2,786 million for the year ended March 31, 2015. This was primarily due to an increase in fees from securities-related business, particularly investment trust sales commissions, which was driven by Higashi-Nippon Bank’s vigorous sales efforts in this area, coupled with the positive trend in the Japanese stock market.

Fee and Commission Expenses

Fee and commission expenses increased by ¥16 million, or 3.9%, from ¥415 million for the year ended March 31, 2014 to ¥431 million for the year ended March 31, 2015, primarily due to an increase in remittances and transfers owing to increased payments related to the ATM usage by Higashi-Nippon Bank’s customers at convenience stores.

Net trading losses

The following table provides a breakdown of Higashi-Nippon Bank’s net trading losses for the periods shown:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Derivatives
Interest rate contracts	¥75	¥156	¥148
Foreign currency contracts	1	(0)	0

Total	¥76	¥156	¥148

The Year Ended March 31, 2016 Compared to the Year Ended March 31, 2015

Net trading losses, which refer to net losses from financial instruments classified as held-for-trading, decreased by ¥80 million, or 51.3%, from ¥156 million for the year ended March 31, 2015 to ¥76 million for the year ended March 31, 2016. These losses were related to the net marked-to-market losses on derivative transactions, which were the only held-for-trading financial instruments Higashi-Nippon Bank had. These derivative transactions were used to economically hedge risks associated with hedged items that were not marked-to-market through profit and loss.

The Year Ended March 31, 2015 Compared to the Year Ended March 31, 2014

Net trading losses, which refer to net losses from financial instruments classified as held-for-trading, increased by ¥8 million to a net loss of ¥156 million for the year ended March 31, 2015 from a net loss of ¥148 million for the year ended March 31, 2014. These losses were related to the net marked-to-market losses on derivative transactions, Higashi-Nippon Bank’s only financial instruments classified as held-for-trading. These derivative transactions were used to economically hedge risks associated with hedged items that were not marked-to-market through profit and loss.

Other Operating Income

The following table provides a breakdown of Higashi-Nippon Bank’s other operating income for the periods shown:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Net investment income:
Equity securities
Available-for-sale
Net gains on sale of equity securities	¥5,279	¥7,351	¥3,431
Dividends	1,877	1,517	698
Debt securities
Available-for-sale
Net gains (losses) on sale of debt securities	0	0	(208)
Loans and receivables
Net gains on sale of debt securities	—	62	1,551

Total net investment income	7,156	8,930	5,472

Other income:
Foreign exchange gains	156	161	135
Other	814	658	647

Total other income	970	819	782

Total	¥8,126	¥9,749	¥6,254

The Year Ended March 31, 2016 Compared to the Year Ended March 31, 2015

Net investment income decreased by ¥1,774 million, or 19.9%, from ¥8,930 million for the year ended March 31, 2015 to ¥7,156 million for the year ended March 31, 2016. This was mainly driven by a decrease in net gains on sale of equity securities by ¥2,072 million, which was partially offset by an increase in dividend income by ¥360 million.

The weakness in the Japanese stock market during the year ended March 31, 2016 resulted in the lower net gains on sale of equity securities, which were mostly related to the sale of exchange-traded funds or ETFs. Despite the weakness in the stock market, however, dividend income increased following the favorable financial results of issuers of equity securities held for investment.

The Year Ended March 31, 2015 Compared to the Year Ended March 31, 2014

Net investment income increased by ¥3,458 million, or 63.2%, from ¥5,472 million for the year ended March 31, 2014 to ¥8,930 million for the year ended March 31, 2015, mainly driven by an increase in net gains on sale of equity securities of ¥3,920 million, arising largely from the sale of ETFs, which was partially offset by a decrease in net gains on sale of debt securities of ¥1,281 million.

Other income increased by ¥37 million, or 4.7%, from ¥782 million for the year ended March 31, 2014 to ¥819 million for the year ended March 31, 2015. The increase was primarily due to an increase in foreign exchange gains as a result of favorable exchange rate movements.

Impairment Charges (Reversals)

The following table provides a breakdown of Higashi-Nippon Bank’s impairment charges (reversals) relating to financial assets for the periods shown:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Loans and advances	¥(4,033)	¥(1,119)	¥772

Investment securities:
Equity securities
Available-for-sale
Impairment charges on equity securities	112	0	29
Debt securities
Loans and receivables
Impairment charges (reversals) on debt securities	(10)	228	(125)

Total investment securities	102	228	(96)

Total	¥(3,931)	¥(891)	¥676

The Year Ended March 31, 2016 Compared to the Year Ended March 31, 2015

The impairment reversals for the year ended March 31, 2016, primarily consists of impairment reversals on loans and advances, which were slightly offset by impairment charges on investment securities. The increase in impairment reversals on loans and advances by ¥2,914 million reflected an overall improvement in borrowers’ financial performance following a gradual recovery of the Japanese economy. The increase in impairment charges on equity securities classified as available-for-sale by ¥112 million was mainly reflecting the relative weakness in the Japanese stock market during the year ended March 31, 2016, since the assessment of impairment was based on a significant or prolonged decline in fair value. On the other hand, the impairment reversals on debt securities classified as loans and receivables was mainly due to the improvement in credit ratings of corporate bonds’ issuers.

The Year Ended March 31, 2015 Compared to the Year Ended March 31, 2014

Total impairment charges (reversals) primarily consist of losses (gains) arising from the provision for (reversal of) loan losses on loans and advances. An overall reversal gain on impairment charges of ¥891 million was recognized for the year ended March 31, 2015, representing an improvement of ¥1,567 million from an impairment charge of ¥676 million recognized for the year ended March 31, 2014. The decrease in impairment charges was mainly attributable to the fact that in the year ended March 31, 2015, ¥1,119 million were reversed from the previously recognized impairment charges related to loans and advances, whereas ¥772 million were recognized as impairment charges in the year ended March 31, 2014. The reversal reflects an improvement in the borrowers’ financial conditions driven by the recovery of the economic and business environment in Japan.

For detailed information on the impairment charges (reversals) relating to allowance for loan losses on loans and advances, see “— Financial Condition — Impairment allowance on loans and advances.”

General and Administrative Expenses

The following table provides a breakdown of Higashi-Nippon Bank’s general and administrative expenses for the periods shown:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Personnel expenses:
Wages and salaries	¥12,242	¥11,877	¥11,761
Social security contribution	124	161	112
Contributions to defined contribution plans	66	68	68
Expenses related to defined benefit plans	674	656	677
Equity-settled share based payments	54	70	85
Other	69	53	78

Total personnel expenses	13,229	12,885	12,781

Operating and administrative expenses:
Outsourcing expenses	1,555	1,905	1,788
Repair expenses	1,011	934	969
Rent and lease expenses	1,377	1,344	1,510
Taxes and dues	1,380	1,178	996
Premium for deposit insurance	740	1,174	1,160
Other	2,579	2,679	2,664

Total operating and administrative expenses	8,642	9,214	9,087

Depreciation and amortization:
Depreciation of property and equipment	1,321	1,251	1,057
Amortization of intangible assets	288	275	212

Total depreciation and amortization	1,609	1,526	1,269

Total	¥23,480	¥23,625	¥23,137

The Year Ended March 31, 2016 Compared to the Year Ended March 31, 2015

General and administrative expenses decreased by ¥145 million, or 0.6%, from ¥23,625 million for the year ended March 31, 2015 to ¥23,480 million for the year ended March 31, 2016. The decrease was primarily due to lower operating and administrative expenses, which were offset by higher personnel expenses.

The decrease in operating and administrative expenses by ¥572 million was mainly driven by a reduction in premiums paid on deposit insurance by ¥434 million, due to lower premium rates applied, and a reduction in outsourcing expenses by ¥350 million, mainly due to decreases in IT system outsourcing costs during the year. The increase in personnel expenses of ¥344 million was mainly because of pay-scale increases while headcount remained stable compared to the prior period.

The Year Ended March 31, 2015 Compared to the Year Ended March 31, 2014

General and administrative expenses increased by ¥488 million, or 2.1%, from ¥23,137 million for the year ended March 31, 2014 to ¥23,625 million for the year ended March 31, 2015. The increase was primarily due to higher depreciation charges on property and equipment and taxes and dues recorded. The increase in depreciation of property and equipment was mainly caused by an increase in depreciation charges on equipment and others of ¥198 million, largely caused by an increase in leased assets, while the increase in taxes and dues reflected the hike in the consumption tax rate from 5% to 8% in April 2014.

Other Operating Expenses

The following table provides a breakdown of Higashi-Nippon Bank’s other operating expenses for the periods shown:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Loss on disposal of property and equipment	¥96	¥68	¥118
Loss on sales of loans and advances	—	17	917
Loss on cancellation of IT system contract	2,270	—	—
Business integration related costs	1,153	—	—
Other	138	512	373

Total other operating expenses	¥3,657	¥597	¥1,408

The Year Ended March 31, 2016 Compared to the Year Ended March 31, 2015

Other operating expenses increased by ¥3,060 million, or 512.6%, from ¥597 million for the year ended March 31, 2015 to ¥3,657 million for the year ended March 31, 2016 mainly due to the loss on cancellation of IT system contract and business integration related costs. Higashi-Nippon Bank has a service agreement with a third-party IT service provider to provide and service its IT systems. According to the service agreement, Higashi-Nippon Bank has a contractual obligation to pay cancellation fees in an event of early termination. The loss on cancellation of IT system contract includes the expected cancellation fees. The increase in business integration costs was related to the business integration with Bank of Yokohama.

For detailed information about the cancellation of IT system contract, refer to Note 21 and Note 36 (c) to the audited consolidated financial statements included elsewhere in this annual report.

The Year Ended March 31, 2015 Compared to the Year Ended March 31, 2014

Other operating expenses decreased by ¥811 million, or 57.6%, from ¥1,408 million for the year ended March 31, 2014 to ¥597 million for the year ended March 31, 2015, primarily attributable to the lower losses recorded from the sale of loans and advances. Unlike the year ended March 31, 2014, when large losses were recorded on the disposal of impaired loans and advances, no such loss was recognized for the year ended March 31, 2015. Disposals of impaired loans during the year ended March 31, 2015 yielded better returns than the previous year. Unlike the year ended March 31, 2014, when comparatively large number of losses were recorded on the disposal of impaired loans and advances, no such loss was recognized for the year ended March 31, 2015.

Net Profit

The Year Ended March 31, 2016 Compared to the Year Ended March 31, 2015

Profit before tax decreased by ¥1,320 million, or 9.2%, from ¥14,347 million for the year ended March 31, 2015 to ¥13,027 million for the year ended March 31, 2016.

Income tax expenses decreased by ¥609 million, or 9.9%, from ¥6,179 million for the year ended March 31, 2015 to ¥5,570 million for the year ended March 31, 2016, primarily due to decreases in current tax expenses and deferred tax expenses. Current tax expenses decreased by ¥1,015 million, or 20.7%, mainly due to a combination of decreases in taxable income and tax rates attributable to changes in tax laws effective from the year ended March 31, 2016. On the other hand, deferred tax expenses increased by ¥406 million, or 31.6%, mainly due to a reduction in tax rates and reversals of impairment on loans and advances, resulting in a reversal of deductible temporary differences for the year ended March 31, 2016.

Consequently, Higashi-Nippon Bank recorded a net profit of ¥7,457 million for the year ended March 31, 2016 as compared to a net profit of ¥8,168 million for the year ended March 31, 2015. Net profit attributable to shareholders of Higashi-Nippon Bank excluding non-controlling interests was ¥7,405 million for the year ended March 31, 2016, a decrease of ¥733 million, or 9.0%, from ¥8,138 million for the year ended March 31, 2015.

The Year Ended March 31, 2015 Compared to the Year Ended March 31, 2014

Profit before tax increased by ¥4,710 million, or 48.9%, from ¥9,637 million for the year ended March 31, 2014 to ¥14,347 million for the year ended March 31, 2015.

Income tax expenses increased by ¥1,882 million, or 43.8%, from ¥4,297 million for the year ended March 31, 2014 to ¥6,179 million for the year ended March 31, 2015, primarily due to an increase in current tax expenses, partially offset by a decrease in deferred tax expenses. Current tax expenses increased by ¥2,653 million, or 118.3%, from ¥2,243 million for the year ended March 31, 2014 to ¥4,896 million for the year ended March 31, 2015 as a result of higher profit before income tax expenses recorded for the year ended March 31, 2015. Deferred tax expenses decreased by ¥771 million, or 37.5%, from ¥2,054 million for the year ended March 31, 2014 to ¥1,283 million for the year ended March 31, 2015 mainly due to a decrease in deferred tax expenses recognized on investment securities and loans and advances as a result of decreased impairment charges recorded.

Consequently, Higashi-Nippon Bank recorded a net profit of ¥8,168 million for the year ended March 31, 2015 as compared to a net profit of ¥5,340 million for the year ended March 31, 2014. Net profit attributable to shareholders of Higashi-Nippon Bank excluding non-controlling interests was ¥8,138 million for the year ended March 31, 2015, an increase of ¥2,847 million, or 53.8%, from net profit attributable to shareholders of Higashi-Nippon Bank of ¥5,291 million for the year ended March 31, 2014.

Segment Information

Operating Segment Information

Higashi-Nippon Bank views and manages its operations and businesses as a single operating segment since the Bank and its subsidiaries have similar economic characteristics and engage in similar banking-related services. Although Higashi-Nippon Bank provide various revenue-generating services, the activities are deemed to be sufficiently similar in nature and belong to a single banking operation.

The Board of Directors, which is the Higashi-Nippon Bank’s chief operating decision maker (“CODM”), reviews financial information based on such single-segment. The Board of Directors utilize the consolidated financial results of Higashi-Nippon Bank in making strategic decisions, including resource allocation and performance assessment. Thus, in accordance with the way Higashi-Nippon Bank manages its business operations and the manner in which internal reporting is provided for resource allocation and performance assessment, Higashi-Nippon Bank has only a single operating and reporting segment for financial reporting purposes, which is the consolidated results of Higashi-Nippon Bank.

Information about Products and Services

Revenue from Higashi-Nippon Bank’s external customers for the years ended March 31, 2016, 2015 and 2014 were as follows:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Commercial banking	¥25,672	¥25,461	¥26,078
Investment in securities	8,768	10,757	7,596
Other	1,793	1,460	1,184

Total	¥36,233	¥37,678	¥34,858

As the biggest contributor to Higashi-Nippon Bank’s revenue from external customers, the results of Commercial banking significantly affect Higashi-Nippon Bank’s overall revenue and profit.

The Year Ended March 31, 2016 Compared to the Year Ended March 31, 2015

Revenue from commercial banking products and services increased by ¥211 million, from ¥25,461 million for the year ended March 31, 2015 to ¥25,672 million for the year ended March 31, 2016. The increase was primarily caused by a higher average balance of loans and advances and lower interest expense on deposits, even though the interest rates on loans and advances decreased following a decline in market interest rates.

Revenue from investment securities decreased by ¥1,989 million from ¥10,757 million for the year ended March 31, 2015 to ¥8,768 million for the year ended March 31, 2016. The decrease was mainly driven by lower net gains on sales of equity securities classified as available-for-sale which were mostly related to the sale of exchange-traded funds or ETFs. Despite the weak of stock market, however, dividend income increased following the favorable financial results of issuers of equity securities.

The Year Ended March 31, 2015 Compared to the Year Ended March 31, 2014

Revenue from commercial banking products and services decreased by ¥617 million, from ¥26,078 million for the year ended March 31, 2014 to ¥25,461 million for the year ended March 31, 2015, primarily due to lower yields owing to a decline of market interest rates, despite the increase in the balance of loans and advances. Revenue from investment in securities increased by ¥3,161 million from ¥7,596 million for the year ended March 31, 2014 to ¥10,757 million for the year ended March 31, 2015, mainly driven by the sale of ETFs.

Information about Geographic Areas and Major Customers

Higashi-Nippon Bank’s operations are predominantly in Japan, its country of domicile, where most of its revenue is derived from and its non-current assets reside in. Hence, revenue and non-current assets of its overseas operation are deemed immaterial. In addition, there is no single external customer whose transactions contributed to 10% or more of Higashi-Nippon Bank’s total annual revenue for the years ended March 31, 2016, 2015 and 2014.

Financial Condition

Assets

Higashi-Nippon Bank’s assets at March 31, 2016 and 2015 were as follows:

	At March 31,
	2016	2015
	(Millions of yen)
Assets
Cash and deposits with banks	¥84,584	¥100,650
Call loans	338	5,541
Derivative financial assets	323	281
Investment securities	443,866	415,566
Loans and advances	1,613,969	1,521,802
Property and equipment	19,390	17,650
Intangible assets	1,318	1,240
Deferred tax assets	12,799	9,992
Other assets	5,975	6,186

Total assets	¥2,182,562	¥2,078,908

At March 31, 2016, Higashi-Nippon Bank had total assets of ¥2,182,562 million, an increase of ¥103,654 million, or 5.0%, as compared with total assets of ¥2,078,908 million at March 31, 2015. The increase was mainly due to increases in investment securities and loans and advances, which were partially offset by decreases in cash and deposits with banks and call loans.

Investment Securities

The following table provides a breakdown of Higashi-Nippon Bank’s investment securities for the periods shown:

	At March 31,
	2016	2015
	(Millions of yen)
Equity securities
Available-for-sale
Listed	¥80,553	¥59,041
Unlisted	1,786	2,484

Total equity securities	82,339	61,525

Debt securities
Available-for-sale
Japanese government bonds	55,771	54,457
Other	30	30

Total available-for-sale	55,801	54,487
Loans and receivables
Japanese municipal bonds	74,481	67,239
Government agency securities	87,746	101,650
Corporate bonds	143,501	130,691

Total loans and receivables	305,728	299,580

Total debt securities	361,529	354,067

Embedded derivatives	(2)	(26)

Total	¥443,866	¥415,566

At March 31, 2016, Higashi-Nippon Bank had investment securities of ¥443,866 million, an increase of ¥28,300 million, or 6.8%, as compared to ¥415,566 million at March 31, 2015.

Equity Portfolio

Higashi-Nippon Bank’s equity portfolio mainly consists of publicly traded Japanese equities, including ETFs, Real Estate Investment Trusts or REITs, and unlisted common stocks issued by its customers.

At March 31, 2016, Higashi-Nippon Bank had ¥82,339 million of equity securities, an increase of ¥20,814 million, or 33.8%, from ¥61,525 million at March 31, 2015. Higashi-Nippon Bank expanded the size of its equity portfolio following the BoJ’s “Quantitative and qualitative monetary easing with a negative interest rate” policy. The increase in the balance of equity securities, however, was partially offset by unfavorable marked-to-market valuation at year end due to the weakness in the Japanese stock market at March 31, 2016 compared with the prior year.

Debt Portfolio

Higashi-Nippon Bank’s debt securities portfolio is principally held to secure income and capital gains through portfolio management and mostly comprises Japanese government bonds, Japanese municipal bonds and government agency securities issued by government-related institutions. The corporate bonds in Higashi-Nippon Bank’s bond portfolio are mainly bonds issued by Japanese and foreign financial institutions, denominated in yen.

At March 31, 2016, Higashi-Nippon Bank had ¥361,529 million of debt securities, an increase of ¥7,462 million, or 2.1%, from ¥354,067 million at March 31, 2015. This increase was mainly due to higher balances of Japanese municipal bonds and corporate bonds, which were offset by a lower balance of government agency securities. The growth in the debt portfolio was weaker than the equity portfolio following the asset allocation shift in Higashi-Nippon Bank’s investment portfolio as mentioned above.

Loans and Advances

The following table shows Higashi-Nippon Bank’s loans and advances to wholesale and retail customers at the dates shown:

	At March 31,
	2016	2015
	(Millions of yen)
Wholesale	¥1,440,759	¥1,338,974
Allowance for loan losses	(13,274)	(18,960)

Carrying amount	1,427,485	1,320,014

Retail	186,903	202,304
Allowance for loan losses	(419)	(516)

Carrying amount	186,484	201,788

Total	1,627,662	1,541,278
Allowance for loan losses	(13,693)	(19,476)

Carrying amount	1,613,969	1,521,802

The lending business is one of Higashi-Nippon Bank’s main operating activities. Higashi-Nippon Bank provides loans and extends other types of credit facilities mainly to wholesale and retail customers in Japan. The wholesale customers are mainly concentrated in real estate, wholesale trade, manufacturing and construction industries.

At March 31, 2016, Higashi-Nippon Bank’s loans and advances were ¥1,613,969 million (73.9% of total assets), which increased by ¥92,167 million, or 6.1%, from ¥1,521,802 million at March 31, 2015. This increase was a result of additional loans and advances extended to wholesale customers, which rose by ¥101,785 million, or 7.6%, from ¥1,338,974 million at March 31, 2015 to ¥1,440,759 million at March 31, 2016. The increase in loans and advances to wholesale customers was supported by the gradual recovery of the Japanese economy, which fuelled greater funding needs for the customers to support their business growth and expansion plans.

On the other hand, loans and advances to retail customers decreased by ¥15,401 million, or 7.6%, from ¥202,304 million at March 31, 2015 to ¥186,903 million at March 31, 2016 due to Higashi-Nippon Bank’s strategy to move away from extending housing loans because of the stiff market competition in this space.

The following table presents Higashi-Nippon Bank’s outstanding loans and advances before allowance for loan losses, classified by domicile and industry of borrowers at the dates shown. The categorization of loans and advances by industry is based on the loan classification designated by the BoJ for regulatory reporting purposes.

	At March 31,
	2016	2015
	(Millions of yen)
Domestic:
Real estate	¥573,186	¥540,857
Wholesale trade	131,734	119,188
Manufacturing	113,906	105,189
Construction	111,616	96,197
Finance and insurance	88,719	78,571
Transport and postal activities	85,301	77,846
Other	334,473	319,869
Individuals	188,727	203,561

Total loans and advances before allowance for loan losses	¥1,627,662	¥1,541,278

Higashi-Nippon Bank extends loans to customers in a broad range of industries, including individual customers, in Japan.

On an industry basis, the loans and advances portfolio increased by ¥86,384 million, or 5.6%, from ¥1,541,278 million at March 31, 2015 to ¥1,627,662 million at March 31, 2016. The increase was mainly led by higher exposures in the real estate, wholesale trade and construction industries, which was partially offset by a lower exposure in individual loans.

Outstanding loans and advances to customers in the real estate and construction industries rose by ¥32,329 million and ¥15,419 million, respectively. These increases were mainly caused by the strong demand for properties and construction in the Greater Tokyo region, which had started from the prior year, due to the low interest rate environment and the gradual recovery of Japan’s economy. The announcement of Tokyo as the host of the 2020 Olympic Games also boosted the demand for properties and construction as well as created a positive outlook on the real estate industry. This positive outlook has created bigger funding needs for wholesale customers in real estate as land prices around the Greater Tokyo region have appreciated compared with previous years.

Loans and advances to customers in the wholesale trade industry increased by ¥12,546 million, or 10.5%, from ¥119,188 million at March 31, 2015 to ¥131,734 million at March 31, 2016. Similar to the real estate industry, the increase was attributable to the overall recovery of Japan’s economy, which boosted customer confidence in obtaining more financing to support their business expansions and growth plans.

Loans and advances to individual customers decreased by ¥14,834 million, or 7.3%, from ¥203,561 million at March 31, 2015 to ¥188,727 million at March 31, 2016, due to Higashi-Nippon Bank’s strategy to reduce its exposure to housing loans as stated above.

Impairment Allowance on Loans and Advances

We calculate the impairment allowance on loan and advances based on the latest borrowers’ performance and supplementary data such as the borrowers’ operating cash flows, realizable value of collateral and recent economic conditions.

The following table presents the reconciliation of impairment allowance on loans and advances for the periods shown:

	Wholesale		Retail	Total
	Individually assessed	Collectively assessed	Collectively assessed
	(Millions of yen)
At April 1, 2013	¥12,467	¥12,105	¥652	¥25,224
Charge (reversal) for the year	(482)	1,112	142	772
Write-off	(3,449)	(928)	(271)	(4,648)
Recoveries	—	3	0	3

At March 31, 2014	8,536	12,292	523	21,351

Charge (reversal) for the year	(1,373)	165	89	(1,119)
Write-off	(359)	(302)	(96)	(757)
Recoveries	—	1	0	1

At March 31, 2015	6,804	12,156	516	19,476

Charge (reversal) for the year	(2,358)	(1,681)	6	(4,033)
Write-off	(686)	(961)	(103)	(1,750)
Recoveries	—	0	—	0

At March 31, 2016	3,760	9,514	419	13,693

At March 31, 2016, Higashi-Nippon Bank had an impairment allowance of ¥13,693 million, a decrease of ¥5,783 million, or 29.7%, as compared to ¥19,476 million at March 31, 2015, while at March 31, 2016, Higashi-Nippon Bank had loans and advances before deducting allowance for loan losses of ¥1,627,662 million, an increase of ¥86,384 million, or 5.6% as compared to ¥1,541,278 million at March 31, 2015. Higashi-Nippon Bank’s impairment allowance decreased as a result of the improvement in the overall quality of its loan portfolio.

Higashi-Nippon Bank closely monitors the loans and advances that are deemed to be impaired. Loans to borrowers that are classified below “Needs special attention” are regarded as impaired since the financial conditions of these borrowers have significantly deteriorated and their repayment capabilities have been negatively affected. In addition, borrowers in the “Needs attention” category, whose loan terms and conditions have been restructured, or with significant financial difficulties, may be assessed as impaired if there is objective evidence of impairment. Loans and advances that are past due by less than 90 days normally are not considered as impaired, unless other information about the borrowers indicates otherwise. For the detail of self-assessment, see Note 3.2.1 to the audited consolidated financial statements, included elsewhere in this annual report.

(a)	Loans and advances: Neither past due nor impaired

The following table provides a breakdown of Higashi-Nippon Bank’s loans and advances that were neither past due nor impaired at the dates shown:

	Loans and advances
	Wholesale	Retail	Total
	(Millions of yen)
March 31, 2016
Normal	¥1,248,136	¥181,107	¥1,429,243
Needs attention	132,881	2,204	135,085

Subtotal	1,381,017	183,311	1,564,328
Allowance for loan losses	(1,687)	(79)	(1,766)

Carrying amount	1,379,330	183,232	1,562,562

March 31, 2015
Normal	¥1,147,587	¥196,218	¥1,343,805
Needs attention	123,224	2,149	125,373

Subtotal	1,270,811	198,367	1,469,178
Allowance for loan losses	(1,777)	(141)	(1,918)

Carrying amount	1,269,034	198,226	1,467,260

Total loans and advances (before deducting allowance for loan losses) increased by ¥95,150 million, or 6.5% compared to the prior year. The increase was mainly due to an increase in wholesale loans, which was partially offset by a decrease in retail loans compared with the prior period. Even though loans to wholesale customers increased, its allowance for loan losses decreased by ¥90 million, or 5.1%, which reflected an improvement in the overall credit quality of Higashi-Nippon Bank’s wholesale customers.

(b)	Loans and advances: Past due but not impaired

The following table provides a breakdown of Higashi-Nippon Bank’s loans and advances that were past due but not impaired at the dates shown:

	Loans and advances
	Wholesale	Retail	Total
	(Millions of yen)
March 31, 2016
Past due up to a month	¥1,861	¥956	¥2,817
Past due over a month but less than three months	627	618	1,245

Subtotal	2,488	1,574	4,062

Normal	1,647	808	2,455
Needs attention	841	766	1,607

Subtotal	2,488	1,574	4,062
Allowance for loan losses	(9)	(5)	(14)

Carrying amount	2,479	1,569	4,048

March 31, 2015
Past due up to a month	¥3,128	¥1,237	¥4,365
Past due over a month but less than three months	1,277	579	1,856

Subtotal	4,405	1,816	6,221

	Loans and advances
	Wholesale	Retail	Total
	(Millions of yen)
Normal	1,630	1,185	2,815
Needs attention	2,775	631	3,406

Subtotal	4,405	1,816	6,221
Allowance for loan losses	(28)	(8)	(36)

Carrying amount	4,377	1,808	6,185

Total loans and advances (before deducting allowance for loan losses) and allowance for loan losses decreased by ¥2,159 million (34.7%) and ¥22 million (61.1%), respectively, from the prior period. In spite of an increase in the overall loans and advances balance, total loans and advances in this category decreased from the last period. This reflected an improvement in the overall credit quality of Higashi-Nippon Bank’s borrowers following a gradual recovery of Japan’s economy.

(c)	Loans and advances: Impaired

The following table provides a breakdown of Higashi-Nippon Bank’s loans and advances that were assessed as impaired at the dates shown:

	Loans and advances
	Wholesale	Retail	Total
	(Millions of yen)
March 31, 2016
Needs attention	¥37,755	¥463	¥38,218
In danger of bankruptcy	11,670	668	12,338
De facto bankrupt	4,853	845	5,698
Bankrupt	2,976	42	3,018

Subtotal	57,254	2,018	59,272
Allowance for loan losses	(11,578)	(335)	(11,913)

Carrying amount	45,676	1,683	47,359

Fair value of collateral	37,494	1,533	39,027

March 31, 2015
Needs attention	¥41,040	¥512	¥41,552
In danger of bankruptcy	13,288	890	14,178
De facto bankrupt	4,295	690	4,985
Bankrupt	5,135	29	5,164

Subtotal	63,758	2,121	65,879
Allowance for loan losses	(17,155)	(367)	(17,522)

Carrying amount	46,603	1,754	48,357

Fair value of collateral	40,236	1,542	41,778

Loans and advances (before deducting allowance for impairment) decreased by ¥6,607 million, or 10.0%, mainly due to a decrease in loans and advances to wholesale borrowers in most categories. As a result, the overall allowance for loan losses declined by ¥5,609 million, or 32.0%, compared to the previous year.

Higashi-Nippon Bank’s loans and advances which were classified as “Neither past due nor impaired,” “Past due but not impaired” and “Impaired” at the dates shown are summarized as follows:

	At March 31,
	2016	2015
	(Millions of yen)
(a) Neither past due nor impaired	¥1,564,328	¥1,469,178
(b) Past due but not impaired	4,062	6,221
(c) Impaired	59,272	65,879

Gross loans and advances	1,627,662	1,541,278
Allowance for loan losses:
Individually assessed	(3,760)	(6,804)
Collectively assessed	(9,933)	(12,672)

Loans and advances, net	1,613,969	1,521,802

Reversal of allowance for loan losses	(4,033)	(1,119)

At March 31, 2016, Higashi-Nippon Bank’s allowance for loan losses decreased by ¥5,783 million from March 31, 2015, mainly as a result of a reversal of allowance for loan losses of ¥4,033 million which reflected an improvement in the overall credit quality of Higashi-Nippon Bank’s loan portfolio.

The following table provides a breakdown of Higashi-Nippon Bank’s loan loss experience by industry for the years ended March 31, 2016 and 2015.

	At March 31,
	2016	2015
	(Millions of yen)
Allowance for loan losses at beginning of the year	¥19,476	¥21,351
Reversal of allowance for loan losses	(4,033)	(1,119)
Write-offs:
Domestic:
Real estate	(97)	(301)
Wholesale trade	(88)	(152)
Manufacturing	(125)	(24)
Construction	(54)	(58)
Finance and insurance	(15)	—
Transport and postal activities	(72)	(47)
Other industries	(1,158)	(79)
Individuals	(141)	(96)

Total write-offs	(1,750)	(757)
Recoveries:
Domestic:
Real estate	0	0
Wholesale trade	—	—
Manufacturing	—	—
Construction	—	—
Finance and insurance	—	—
Transport and postal activities	—	—
Other industries	—	1
Individuals	0	0

Total recoveries	0	1

Net write-off	(1,750)	(756)

Balance at the end of the year	¥13,693	¥19,476

The following table provides a breakdown of Higashi-Nippon Bank’s allowance for loan losses by industry at March 31, 2016 and 2015.

	At March 31,
	2016		2015
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(Millions of yen, except percentages)
Domestic:
Real estate	¥4,127	35.22%	¥5,918	35.09%
Wholesale trade	2,137	8.09%	2,008	7.73%
Manufacturing	1,927	7.00%	2,142	6.82%
Construction	695	6.86%	1,069	6.24%
Finance and insurance	72	5.45%	82	5.10%
Transport and postal activities	1,274	5.24%	1,578	5.05%
Other industries	3,003	20.55%	6,163	20.75%

Total domestic	13,235	88.41%	18,960	86.78%
Individuals	458	11.59%	516	13.22%

Total allowance for loan losses	¥13,693	100.00%	¥19,476	100.00%

Allowance for loan losses decreased by ¥5,783 million, or 29.7% from ¥19,476 million at March 31, 2015, as a result of a reversal (i.e. credit) of allowance for loan losses of ¥4,033 million for the year ended March 31, 2016. This decrease primarily reflected the reduction in exposure to impaired corporate loans and advances as well as an overall improvement in the credit quality of the loan portfolio, resulting in a decrease in collectively assessed loan loss allowance on corporate loans despite an overall increase in loan exposures. The improved credit quality of loans and advances was attributable to improvements in the borrowers’ financial conditions, driven by the recent gradual recovery of the economic and business environment in Japan, which was particularly felt in certain industries, such as real estate.

Further information on allowance and credit policy, as well as management’s internal rating and self-assessment systems, can be found at Note 3.2.1 to the audited consolidated financial statements, included elsewhere in this annual report.

Liabilities

The following table shows Higashi-Nippon Bank’s liabilities at March 31, 2016 and 2015.

	At March 31,
	2016	2015
	(Millions of yen)
Liabilities
Deposits	¥1,959,494	¥1,893,303
Call money	—	26
Derivative financial liabilities	715	871
Debt securities issued	9,966	9,959
Borrowings	100,958	61,044
Current tax liabilities	1,630	3,812
Retirement benefit liabilities	9,884	8,043
Other liabilities	9,767	8,803

Total liabilities	¥2,092,414	¥1,985,861

Higashi-Nippon Bank’s total liabilities at March 31, 2016 were ¥2,092,414 million, an increase of ¥106,553 million, or 5.4%, from ¥1,985,861 million at March 31, 2015, primarily due to increases in deposits and borrowings.

Deposits

The following table shows a breakdown of Higashi-Nippon Bank’s deposits at the dates indicated:

	At March 31,
	2016	2015
	(Millions of yen)
Non-interest bearing deposits	¥91,469	¥82,723
Current accounts	714,468	661,276
Deposits at notice	6,598	22,435
Time deposits	1,017,971	1,060,006
Certificates of deposit	107,800	44,400
Other deposits	21,188	22,463

Total	¥1,959,494	¥1,893,303

Higashi-Nippon Bank offers a variety of banking accounts through its branch network, including non-interest bearing deposits, current accounts, deposits at notice, time deposits, and certificates of deposit. Time deposits and current accounts formed 52.0% (56.0% at March 31, 2015) and 36.5% (34.9% at March 31, 2015) of Higashi-Nippon Bank’s deposit balances at March 31, 2016, respectively.

Higashi-Nippon Bank’s deposit balances at March 31, 2016 were ¥1,959,494 million, an increase of ¥66,191 million, or 3.5%, from ¥1,893,303 million at March 31, 2015, primarily due to increases in current accounts and certificates of deposit from its corporate customers, reflecting a higher demand for deposit products attributable to the recent economic recovery.

Borrowings

The following table provides a breakdown of Higashi-Nippon Bank’s borrowings at March 31, 2016 and 2015.

	Average interest rate	At March 31,
		2016	2015
	(Millions of yen, except interest rate)
Short-term borrowings	0.1%	¥98,600	¥58,600
Lease obligations	—	2,358	2,444

Total	—	¥100,958	¥61,044

Higashi-Nippon Bank’s borrowings consist of short-term borrowings and lease obligations. Short-term borrowings are mainly obtained from the BoJ in connection with Higashi-Nippon Bank’s money market operations. At March 31, 2016, Higashi-Nippon Bank’s borrowings amounted to ¥100,958 million, an increase of ¥39,914 million from ¥61,044 million at March 31, 2015 due to an increase in the short-term borrowings from the BoJ, owing to an increase in funding needs to support the bank’s growing loan and investment securities portfolios.

Total Equity

The following table provides a breakdown of Higashi-Nippon Bank’s total equity at March 31, 2016 and 2015:

	At March 31,
	2016	2015
	(Millions of yen)
Equity
Share capital	¥38,300	¥38,300
Capital surplus	24,767	24,730
Retained earnings	24,197	18,208
Other reserves	4,034	13,020
Treasury shares	(1,413)	(1,422)

Equity attributable to shareholders of the parent	89,885	92,836
Non-controlling interests	263	211

Total equity	¥90,148	¥93,047

Total equity decreased by ¥2,899 million, or 3.1%, from ¥93,047 million at March 31, 2015 to ¥90,148 million at March 31, 2016, primarily due to a decrease in other reserves following lower valuation gains on available-for-sale financial assets resulting from the weakness in the Japanese stock market and an increase in retained earnings, which reflects current year profits.

Dividends and Other Returns to Shareholders

Higashi-Nippon Bank’s dividend policy aims to provide shareholders with a sustainable dividend return by strengthening profitability and enhancing retained earnings to maintain financial soundness.

The dividends declared and recognized by Higashi-Nippon Bank for the years ended March 31, 2016, 2015 and 2014 were as follows:

	Dividend per share			Aggregated amounts
	2016	2015	2014	2016	2015	2014
	(Yen)			(Millions of yen)
Common shares	¥8.0	¥8.0	¥8.0	¥1,416	¥1,413	¥1,412

The following dividends were approved at the ordinary general meeting of shareholders held on June 29, 2016. The consolidated financial statements for the years ended March 31, 2016 do not include this dividend payable as it was not yet approved at March 31, 2016.

	Dividend per share	Aggregated amounts
	(Yen)	(Millions of yen)
Common shares	¥4.0	¥707

During the year ended March 31, 2016, Higashi-Nippon Bank purchased 21,052 treasury shares for ¥9 million (2015: 19,041 treasury shares for ¥5 million) and disposed 97,900 treasury shares for ¥18 million (2015: 207,200 treasury shares for ¥36 million). The purchases were made upon demands for purchase from the holders of shares constituting less than one unit. The disposals were made upon the exercise of stock acquisition rights.

Liquidity and Capital Resources

Liquidity

Higashi-Nippon Bank’s primary source of liquidity is from deposits, mainly current accounts and time deposits. Higashi-Nippon Bank’s time deposits, which make up the largest portion of its deposit portfolio, are stable due to the historically high rollover rate of its corporate and individual depositors. These deposits provide Higashi-Nippon Bank with a sizable source of stable funds. As Higashi-Nippon Bank’s primary business, banking, relies on relatively short-term deposit-taking to fund its long-term loan-lending activities, Higashi-Nippon Bank closely monitors the maturity gaps in its banking business in order to manage its liquidity profile.

As shown in the following table, total deposits increased by ¥66,191 million, or 3.5%, from ¥1,893,303 million at March 31, 2015 to ¥1,959,494 million at March 31, 2016. The deposit balance at March 31, 2016 exceeded the balance of loans and advances by ¥345,525 million, primarily due to Higashi-Nippon Bank’s stable deposit base. Higashi-Nippon Bank’s loan-to-deposit ratio (total loans and advances divided by total deposits) was 82.4% at March 31, 2016 compared with 80.4% at March 31, 2015, indicating its relatively high liquidity.

	At March 31,
	2016	2015
	(Millions of yen)
Deposits	¥1,959,494	¥1,893,303
Loans and advances	1,613,969	1,521,802

Deposits in excess of loans and advances	¥345,525	¥371,501

Higashi-Nippon Bank invests its deposits in excess of loans and advances balance primarily in marketable securities and other highly liquid assets, such as Japanese government bonds. The Risk Management Department actively monitors the movement in market prices, interest rates and maturity profile of its investments portfolio as part of Higashi-Nippon Bank’s overall risk management. These securities can be used to enhance liquidity; when required, they can be used as collateral for call money, other money market funding or short-term borrowings from the BoJ. Higashi-Nippon Bank manages liquidity risk on a daily basis by maintaining assets that can be converted into cash on any single day above a certain threshold.

Secondary sources of liquidity include short-term debt, such as call money, bills sold (inter-bank promissory notes) and repurchase agreements. Higashi-Nippon Bank also issues long-term debt, including subordinated debt, as an additional source of liquidity. The issuance of short- and long-term debt allows Higashi-Nippon Bank to diversify its funding sources and effectively manage its funding costs to address its liquidity needs.

Higashi-Nippon Bank has management and control systems in place to support its ability to access liquidity on a stable and cost-effective basis. See “— Quantitative and Qualitative Disclosures about Credit, Market and Other Risks.”

Higashi-Nippon Bank believes it is able to access such sources of liquidity on a stable and flexible basis by maintaining high credit ratings. Higashi-Nippon Bank is assigned credit ratings by Rating and Investment Information, Inc. and Japan Credit Rating Agency, Ltd. Credit ratings do not constitute recommendations to purchase, sell or hold a security, and rating agencies may review or indicate an intention to review ratings at any time. While the methodology and rating system vary among agencies, credit ratings are generally based on information provided by Higashi-Nippon Bank or independent sources, and can be influenced by credit ratings of Japanese government bonds and broader views of the Japanese financial system. Any downgrade in or withdrawal of these credit ratings, or any adverse change in these ratings relative to other financial institutions, could increase Higashi-Nippon Bank’s borrowing costs and/or reduce its access to the capital markets, and thus negatively affect its ability to raise funds, which in turn could have a negative impact on its liquidity position.

See “Risk factors — Risks Relating to Concordia Financial’s Business — A withdrawal or downgrade of the credit ratings of Concordia Financial, Bank of Yokohama or Higashi-Nippon Bank could have a negative effect on Concordia Financial”.

Capital Adequacy

Japan’s capital adequacy guidelines are based on the Basel Capital Accord, although its capital adequacy guidelines may be different from those of central banks or supervisory bodies of other countries because they have been designed by the FSA to suit the Japanese banking environment.

The FSA has established the capital ratio framework for banking institutions without international operations conducted by foreign offices, or the domestic standards (kokunai-kijun). As Higashi-Nippon Bank does not have branches or subsidiaries outside of Japan, it follows the domestic standards. Under the revised domestic standards, core capital (such as common shares, internal reserves and mandatory convertible preferred shares) is used to assess capital adequacy, and the target minimum core capital ratio is 4.0%.

The table below presents Higashi-Nippon Bank’s total risk-weighted capital ratio, total capital, and risk-weighted assets under Japanese GAAP at March 31, 2016 and 2015 under the domestic standards:

	At March 31,
	2016	2015
	(Millions of yen)
Core capital: instruments and reserves
Directly issued qualifying common share or preferred stock mandatorily convertible into common stock capital plus related capital surplus and retained earnings	¥104,103	¥98,523
of which: capital stock and capital surplus	62,903	62,901
of which: retained earnings	43,320	37,751
of which: treasury shares (deduction)	(1,413)	(1,422)
of which: earnings to be distributed (deduction)	(707)	(707)
of which: other	—	—
Accumulated other comprehensive income included in core capital	(623)	36
of which: foreign currency translation adjustment	—	—
of which: defined-benefit pension fund net assets (prepaid pension costs)	(623)	36
Subscription rights to acquire common stock or preferred stock mandatorily convertible into common stock	211	176
Adjusted minority interests, etc. (amount allowed to be included in core capital)	—	—
Reserves included in core capital: instruments and reserves	2,565	2,776
of which: general reserve for possible loan losses	2,565	2,776
of which: eligible provisions	—	—
Eligible non-cumulative perpetual preferred stock subject to transitional arrangement included in core capital: instruments and reserves	—	—
Eligible capital instrument subject to transitional arrangement included in core capital: instruments and reserves	8,000	9,000
Capital instrument issued through the measures for strengthening capital by public institutions included in core capital: instruments and reserves	—	—
45% of revaluation reserve for land included in core capital: instruments and reserves	2,942	3,310
Minority interests included in core capital subject to transitional arrangements	210	198

Core capital: instruments and reserves (A)	¥117,410	¥114,020

At March 31,
	2016	2015
(Millions of yen)
Core capital : regulatory adjustments
Intangible fixed assets other than mortgage servicing rights (net of related deferred tax liabilities)	¥—	¥—
of which: goodwill (including those equivalent)	—	—
of which: other intangible fixed assets other than goodwill and mortgage servicing rights	352	163
Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related deferred tax liabilities)	—	—
Shortfall of eligible provisions to expected losses	—	—
Securitization gain on sale	—	—
Gains and losses due to changes in own credit risk on fair valued liabilities	—	—
Defined- benefit pension fund net assets (prepaid pension costs)	—	—
Investments in own shares (excluding those reported in the net assets section)	—	—
Reciprocal cross-holdings in common equity	—	—
Investments in the common stock of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the Bank does not own more than 10% of the issued share capital (amount above 10% threshold)	—	—
Amount above the 10% threshold on the specified items	—	—
of which: significant investments in the common stock of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions	—	—
of which: mortgage servicing rights	—	—
of which: deferred tax assets arising from temporary differences (net of related deferred tax liabilities)	—	—
Specific items (amounts above 15% threshold)	—	—
of which: significant investments in the common stock of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions	—	—
of which: mortgage servicing rights	—	—
of which: deferred tax assets arising from temporary differences (net of related deferred tax liabilities)	—	—

Core capital: regulatory adjustments (B)	¥352	¥163

Total capital
Total capital (A) - (B) (C)	¥117,058	¥113,857

Total risk weighted assets
Credit risk weighted assets	1,348,205	1,200,064
Total of items included in risk weighted assets subject to transitional arrangements	8,702	7,826
of which: intangible fixed assets other than goodwill and mortgage servicing rights (net of related tax liability)	528	652
of which: deferred tax assets (net of related tax liability)	—	—
of which: defined-benefit pension fund net assets (prepaid pension costs)	—	—
of which: other financial institutions exposures	—	(1,000)
of which: other than the above	8,173	8,173
Amount equivalent to market risk ×12.5	—	—
Amount equivalent to operational risk ×12.5	60,309	59,908

	At March 31,
	2016	2015
	(Millions of yen)
Credit risk weighted assets adjustments	—	—
Amount equivalent to operational risk adjustments	—	—

Total amount of risk weighted assets (D)	1,408,515	1,259,973

Capital adequacy ratio (consolidated)
Capital adequacy ratio (consolidated) (C)/(D)	8.31%	9.03%

Note: The table above is prepared based on information prepared in accordance with Japanese GAAP. To be consistent with Japanese GAAP, the numbers are rounded down.

At March 31, 2016, Higashi-Nippon Bank remained well capitalized with core capital and total capital of ¥117,410 million and ¥117,058 million at March 31, 2016, respectively, which increased from ¥114,020 million and ¥113,857 million for both core capital and total capital at March 31, 2015. The increase in the core capital was mainly due to the increase in retained earnings from net profit attributable to the shareholders of the parent of ¥8,085 million for the year ended March 31, 2016.

Total risk-weighted assets were ¥1,408,515 million and ¥1,259,973 million at March 31, 2016 and 2015, respectively.

While the capital adequacy ratio decreased from 9.03% at March 31, 2015 to 8.31% at March 31, 2016, it still remained well above the target minimum core capital ratio of 4%.

Higashi-Nippon Bank’s capital position can be affected by the Japanese economy in general, as the main reason for its fluctuations in its core capital was due to changes in its retained earnings.

Capital Allocation Operations

Capital is strategically allocated with consideration of the external environment, such as macro-economic environment and capital markets environment, and internal factors, such as risk profile and operational conditions. It is monitored and adjusted to ensure sufficient capital and optimize the overall return on capital. The process of allocating capital to specific operations and activities is undertaken independently from those responsible for the operation and is subject to review by the Managing Directors’ Committee and the Board of Directors. For the purpose of evaluating capital efficiency, the capital allocated to each business is compared against risk capital and integrated VaR.

Based on its business plan, Higashi-Nippon Bank calculates the risks each division would be exposed to by each risk category (such as credit risk, market risk, liquidity risk and operational risk), and allocates the necessary capital to each division to cover those risks. Capital allocated to divisions are managed to be within Higashi-Nippon Bank’s regulatory capital, and accordingly, all risks acceptable at each division are, in aggregate, controlled to be within the risk limit that Higashi-Nippon Bank’s regulatory capital could cover.

The capital allocation plan is reviewed regularly, and also on an ad-hoc basis when deemed necessary, such as when there are modifications in the business plan or changes in risk assessment.

Assessment of Capital Adequacy Level, Capital Strategy

The level of capital adequacy is assessed each time a capital allocation plan is formulated or re-examined, and is reported to the Executive Committee and the Board of Directors.

An assessment of the capital adequacy level is conducted based on the status of the required level of regulatory capital, the ratio of core capital to risk weighted assets, and the results of the review of the appropriateness of the capital allocation plan. The review of the appropriateness of the capital allocation plan occurs at the same time as the review of the appropriateness of the method of capital allocation, together with the level at which capital can buffer against stress. Based on the results of the assessment of the capital adequacy level, Higashi-Nippon Bank formulates and carries out its capital strategy, including goals for capital levels and policies for capital financing, thereby ensuring an adequate financial base that corresponds to the risks existing in its business.

Research, Development, Patents and Licenses

Higashi-Nippon Bank did not conduct any significant research and development activities during the year ended March 31, 2016.

Off-balance Sheet Arrangements

Guarantees and Other Off-Balance Sheet Instruments

In the normal course of business, Higashi-Nippon Bank engages in several types of off-balance sheet arrangement to meet the financing needs of its customers, including various types of guarantees and commitments to extend credit. The following table summarizes the nominal amounts of these commitments at March 31, 2016 and 2015.

	At March 31,
	2016	2015
	(Millions of yen)
Financial guarantees	¥1,818	¥2,148
Loan commitments	78,228	70,232

Total	¥80,046	¥72,380

See Note 34 (b) and Note 36 to the audited consolidated financial statements included elsewhere in this annual report for a description of the nature of interest in unconsolidated structured entities and off-balance sheet arrangements.

The contractual amounts of these guarantees and other off-balance sheet instruments represent Higashi-Nippon Bank’s maximum exposures at risk in the absence of possible recoveries under recourse provisions or underlying collateral, should the contracts be fully drawn upon with a subsequent default by its customers. As many of these commitments may expire without being drawn upon, the total contractual or notional amounts of these commitments do not necessarily represent Higashi-Nippon Bank’s actual future cash outlays. Such risks are monitored and managed as a part of Higashi-Nippon Bank’s risk management process as set forth in “ Quantitative and Qualitative Disclosures about Credit, Market and Other Risks” below.

Tabular Disclosure of Contractual Obligations

In the normal course of business, Higashi-Nippon Bank enters into various contractual commitments that require future payment obligations. The following table shows a summary of Higashi-Nippon Bank’s contractual obligations, both conditional and unconditional, at March 31, 2016:

	Payments due by period
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(Millions of yen)
Time deposit obligations	¥870,400	¥130,949	¥12,709	¥3,913	¥1,017,971
Certificate of deposits	107,800	—	—	—	107,800
Long-term debt obligations	211	615	615	10,307	11,748
Capital (finance) lease obligations	731	1,234	520	57	2,542
Operating lease obligations	5	2	—	—	7
Other contractual obligations (1)	1,290	2,580	2,580	5,268	11,718

Total	¥980,437	¥135,380	¥16,424	¥19,545	¥1,151,786

(1)	Other contractual obligations refers to the expected minimum future outsourcing fees that Higashi-Nippon Bank has to pay to its service provider for the development, operation, and maintenance of the IT system and related facilities. See Note 36 (c) to the audited consolidated financial statements included elsewhere in this annual report for the detail.

ADDITIONAL FINANCIAL INFORMATION FOR HIGASHI-NIPPON BANK

I. Distribution of Assets and Liabilities; Interest Rates and Interest Differential

Higashi-Nippon Bank is incorporated under Japanese law. Higashi-Nippon Bank and its principal operating subsidiaries, including The Higashi-Nippon Business Service Co., Ltd., The Higashi-Nippon Guarantee Co., Ltd. and The Higashi-Nippon JCB Card Co., Ltd, which are all incorporated under Japanese law, maintain their books and records under Japanese GAAP. For purposes of filing a registration statement with the SEC, Higashi-Nippon Bank prepares its consolidated financial statements in accordance with IFRS. As Higashi-Nippon Bank prepares its consolidated accounts under IFRS only at the date of its financial statements, the account balances under IFRS are not available at any interim dates between the dates of its consolidated financial statements, and therefore certain information presented herein is prepared under Japanese GAAP.

Average Balances, Interest and Average Rates

Under Japanese GAAP, Higashi-Nippon Bank’s interest income from interest-earning assets and interest expense on interest-bearing liabilities for the years ended March 31, 2016, 2015 and 2014 were as follows:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Interest income on interest-earning assets	¥31,329	¥31,572	¥31,518
Interest expense on interest-bearing liabilities	1,705	1,760	1,853

Net interest income	29,624	29,812	29,665

The following tables set forth the average balances, interest and average yields or interest rates of interest-earning assets and interest-bearing liabilities for the years ended March 31, 2016, 2015 and 2014 which were computed and derived on the Japanese GAAP basis and reported in Higashi-Nippon Bank’s Japanese GAAP consolidated financial statements. The average balances were principally based on daily average and Higashi-Nippon Bank believes that the average balances are representative of its operations under Japanese GAAP.

	For the year ended March 31, 2016
	Year-end balance	Average balance	Interest income/expense	Average rate
	(Millions of yen, except percentages)
Interest-earning assets:
Loans and bills discounted	¥1,645,634	¥1,568,123	¥27,738	1.76%
Securities	445,260	414,473	3,527	0.85%
Call loans and bills bought	338	18,491	21	0.11%
Due from banks	855	14,605	14	0.09%
Other interest-earning assets	1,036	2,245	29	1.29%

Total interest-earning assets	2,093,123	2,017,937	31,329	1.55%

Interest-bearing liabilities:
Deposits	¥1,851,196	¥1,805,494	¥1,151	0.06%
Negotiable certificates of deposit	107,800	43,387	38	0.08%
Borrowed money	98,600	70,293	73	0.10%
Other interest-bearing liabilities	10,025	11,793	443	3.75%

Total interest-bearing liabilities	2,067,621	1,930,967	1,705	0.08%

Net interest-earnings and interest rate spread			29,624	1.47%

Net yield on total interest-earning assets				1.47%

	For the year ended March 31, 2015
	Year-end balance	Average balance	Interest income/expense	Average rate
	(Millions of yen, except percentages)
Interest-earning assets:
Loans and bills discounted	¥1,555,551	¥1,483,138	¥28,032	1.89%
Securities	416,644	391,067	3,487	0.89%
Call loans and bills bought	5,541	17,874	19	0.11%
Due from banks	818	12,328	12	0.09%
Other interest-earning assets	548	2,065	22	1.06%

Total interest-earning assets	1,979,102	1,906,472	31,572	1.65%

Interest-bearing liabilities:
Deposits	¥1,848,666	¥1,754,960	¥1,250	0.07%
Negotiable certificates of deposit	44,400	37,581	36	0.09%
Borrowed money	58,600	22,709	19	0.08%
Other interest-bearing liabilities	10,042	12,676	455	3.58%

Total interest-bearing liabilities	1,961,708	1,827,926	1,760	0.09%

Net interest-earnings and interest rate spread			29,812	1.56%

Net yield on total interest-earning assets				1.56%

	For the year ended March 31, 2014
	Year-end balance	Average balance	Interest income/expense	Average rate
	(Millions of yen, except percentages)
Interest-earning assets:
Loans and bills discounted	¥1,473,488	¥1,427,834	¥28,648	2.00%
Securities	374,719	377,441	2,830	0.74%
Call loans and bills bought	20,175	15,164	16	0.10%
Due from banks	968	5,914	5	0.09%
Other interest-earning assets	1,227	1,715	19	1.10%

Total interest-earning assets	1,870,577	1,828,068	31,518	1.72%

Interest-bearing liabilities:
Deposits	¥1,779,505	¥1,677,504	¥1,343	0.08%
Negotiable certificates of deposit	43,865	60,177	64	0.10%
Borrowed money	—	338	0	0.27%
Other interest-bearing liabilities	10,016	12,516	446	3.56%

Total interest-bearing liabilities	1,833,386	1,750,535	1,853	0.10%

Net interest-earnings and interest rate spread			29,665	1.62%

Net yield on total interest-earning assets				1.62%

With respect to the interest-earning assets, mainly owing to seasonal factors, such as additional demand for loans from corporate customers and the concentration of due dates for trade-related payables around the March 31 year-end, year-end balances for loans and bills discounted are generally larger than average balances for the year.

As compared to the year ended March 31, 2015, the account balances, both the year-end balance and average balance, for loans and bills discounted and securities for the year ended March 31, 2016 increased. The increase in loans and bills discounted primarily resulted from an increase in loans to wholesale customers, specifically to small- and medium-sized enterprises, which generally have less capital on hand than larger enterprises and therefore tend to rely more on bank borrowings with whom Higashi-Nippon Bank actively continues to develop its banking business. The increase in securities was primarily due to a growth in both equity and bonds portfolio, specifically listed investment trusts, and corporate bonds issued by Japanese and foreign financial institutions, which were held mainly for purpose of earning interest.

With respect to interest-bearing liabilities, deposits from corporate customers, which are Higashi-Nippon Bank’s primary source of funds, increased between the year ended March 31, 2015 and 2016, primarily due to increases in current accounts and time deposits from corporate customers reflecting higher demand for deposit products among customers due to the recent recovery of economic conditions.

At the same time, Higashi-Nippon Bank is constantly assessing the cost efficiency of each available funding source and diversifying its fund-raising through the source that at any given point in time is considered the most cost-efficient compared to others. Consequently, the balances for non-deposit sources of funds shown above including borrowed money fluctuate from time to time depending on Higashi-Nippon Bank’s assessment and funding decisions.

Differences between Japanese GAAP and IFRS

Japanese GAAP differs in certain significant respects from IFRS. These differences are adjusted while preparing Higashi-Nippon Bank’s consolidated financial statements in accordance with IFRS. Some of these adjustments affect the measurement basis of interest-earning assets and interest-bearing liabilities, while other adjustments affect the volume of interest-earning assets and interest-bearing liabilities recognized in the consolidated statement of financial position.

The adjustments that affect the measurement basis of interest-earning assets and interest-bearing liabilities include: differences in the scope of consolidation; the basis and timing of the recognition of impairment of investment securities and loans and advances; bifurcation of additional embedded derivatives; classification of investment securities and loans; valuation of unlisted and available-for-sale securities; costs for originating loans; and the basis of derecognization of financial liabilities, of which the following adjustments have the most significant impact on the total consolidated assets and/or liabilities, especially the volume of interest-earning assets and/or interest-bearing liabilities recognized in the consolidated statement of financial position.

(i) Costs for originating loans

Unlike Japanese GAAP where loan origination fees and costs are generally recognized in the consolidated income statement when earned or as incurred, IFRS requires such fees, together with any other transaction costs integral to the effective interest rates and discounts/premiums, to be taken into account in the calculation of the effective interest rate, and thus are deferred and amortized in the consolidated income statement over the period of the loan using the effective interest method.

In addition, when there is revision to the interest rate applicable to a borrower, Japanese GAAP allows interest income to be recognized based on the revised rate; but IFRS requires the carrying amount of the loan to be adjusted to reflect the revised estimated cash flows with the difference in carrying amount to be recognized in profit or loss.

These differences between Japanese GAAP and IFRS resulted in a lower “Loans and advances” and “Total assets” recognized under IFRS as shown in the table below.

	At March 31,
	2016		2015		2014
	Loans and advances	Total assets	Loans and advances	Total assets	Loans and advances	Total assets
	(Millions of yen)
Decrease under IFRS basis	¥19,308	¥14,111	¥15,841	¥10,714	¥14,294	¥9,213

In addition, these differences also led to a lower related interest income recognized. Interest income from loans and advances decreased by ¥1,967 million for the year ended March 31, 2016, ¥2,157 million for the year ended March 31, 2015 and ¥1,834 million for the year ended March 31, 2014.

(ii) Impairment of loans and advances

The basis and scope of the recognition of impairment on loans and advances differ between Japanese GAAP and IFRS.

Under Japanese GAAP, allowance for loan losses is calculated individually or collectively. Individual allowance for loan losses is calculated based on the discounted cash flow (“DCF”) method for specifically identified significant loans, or based on estimated uncollectable amounts considering historical loss experience and recoveries from collateral and guarantees. Collective allowance for loan losses is calculated on a portfolio basis using the loans’ historical loss experience.

Under IFRS, if there is objective evidence that loans and advances are impaired, impairment losses are individually calculated based on the DCF method for individually significant impaired loans. The remaining impaired loans are grouped into portfolios based on credit risk characteristics, and their associated impairment losses are collectively calculated on a portfolio basis using statistical methods based on historical loss experience or using the estimated uncollectable amounts, taking into account recoveries from collateral and guarantees.

In addition, the definition of an impaired loan is different between Japanese GAAP and IFRS. Under Japanese GAAP, borrowers classified as “Needs attention” with modified or renegotiated loans are not considered to be impaired if they meet certain conditions. These conditions include improvement in repayment capacity as a result of such modification or renegotiation.

Under IFRS, such loans may be classified as impaired since they are considered to meet the definition of objective evidence of impairment. Accordingly, the scope of impaired loans under IFRS is broader than that under Japanese GAAP, which resulted in a larger allowance for impairment than that recognized under Japanese GAAP.

Moreover, under Japanese GAAP, interest income is recognized based on the contractual amount of the loan by using the contractual interest rate for loans that are not impaired. However, under IFRS, interest income is recognized based on the carrying amount of the loan, net of allowance for loan losses, by using the effective interest rate.

As a result of these differences, a lower “Loans and advances” and “Total assets” are recognized under IFRS than those under Japanese GAAP, as shown in the table below:

	At March 31,
	2016		2015		2014
	Loans and advances	Total assets	Loans and advances	Total assets	Loans and advances	Total assets
	(Millions of yen)
Decrease under IFRS basis	¥4,944	¥2,874	¥8,600	¥5,886	¥11,570	¥7,507

Consequently, the differences in allowance for loan losses methodology under Japanese GAAP and IFRS also impacted the related interest income recorded.

For the years ended March 31, 2016, 2015 and 2014, differences between Japanese GAAP and IFRS related to allowance for loans and advances resulted in negative adjustments (i.e. decreases) to interest income of ¥97 million, ¥414 million and ¥734 million, respectively, under IFRS.

II. Investment Portfolio

The following table shows the amortized cost and fair values of investment securities that were classified as available-for-sale and loans and receivables which Higashi-Nippon Bank held at March 31, 2016, 2015 and 2014 presented under IFRS:

	At March 31,
	2016		2015		2014
	Amortized cost	Fair value	Amortized cost	Fair value	Amortized cost	Fair value
	(Millions of yen)
Available-for-sale securities:
Domestic:
Japanese government bonds	¥55,528	¥55,771	¥53,989	¥54,457	¥53,301	¥54,179
Other debt securities	0	30	0	30	0	28
Equity securities	76,463	82,339	44,303	61,525	47,731	56,374

Total domestic	131,991	138,140	98,292	116,012	101,032	110,581

Total	131,991	138,140	98,292	116,012	101,032	110,581

Loans and receivables:
Domestic:
Japanese government bonds	—	—	—	—	—	—
Japanese municipal government bonds	74,481	75,452	67,239	67,956	66,842	67,544
Government agency securities	87,746	88,468	101,650	102,610	109,959	110,858
Corporate bonds	84,786	85,260	70,915	71,123	47,410	47,565

Total domestic	247,013	249,180	239,804	241,689	224,211	225,967

Foreign:
Corporate bonds	58,715	58,708	59,776	60,014	39,496	39,782

Total foreign	58,715	58,708	59,776	60,014	39,496	39,782

Total	305,728	307,888	299,580	301,703	263,707	265,749

Note: The table above includes investment securities included as assets pledged as collateral but excludes embedded derivatives.

The following table presents the carrying amounts, contractual maturities and weighted average yields of the debt securities classified as available-for-sale and loans and receivables that Higashi-Nippon Bank held at March 31, 2016 presented in accordance with IFRS. Available-for-sale debt securities are carried at fair value whereas loans and receivables debt securities are carried at amortized cost. The weighted average yields below are calculated based on amortized cost for all debt securities. Yields on tax-exempt obligations have not been calculated on a tax equivalent basis because the effect of such calculation would not be material.

	Maturity
	One year or less		After one year through five years		After five years through ten years		After ten years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Millions of yen, except percentages)
Available-for-sale securities:
Domestic:
Japanese government bonds	¥16,061	0.53%	¥25,109	0.60%	¥14,601	0.10%	¥—	—	¥55,771	0.45%

Total	16,061	0.53%	25,109	0.60%	14,601	0.10%	—	—	55,771	0.45%

Loans and receivables:
Domestic:
Japanese municipal government bonds	7,323	0.46%	53,004	0.44%	12,627	0.58%	1,527	0.84%	74,481	0.48%
Government agency securities	16,837	0.48%	64,423	0.48%	6,486	0.18%	—	—	87,746	0.46%
Corporate bonds	15,614	0.40%	68,672	0.59%	500	1.13%	—	—	84,786	0.56%

Total domestic	39,774	0.45%	186,099	0.51%	19,613	0.46%	1,527	0.84%	247,013	0.50%

Foreign:
Corporate bonds	24,288	0.65%	32,727	0.40%	1,700	1.13%	—	—	58,715	0.52%

Total foreign	24,288	0.65%	32,727	0.40%	1,700	1.13%	—	—	58,715	0.52%

Total	64,062	0.52%	218,826	0.49%	21,313	0.52%	1,527	0.84%	305,728	0.50%

The following table presents the name of the issuer, and the aggregate book value and the aggregate market value of the securities of the issuer, that the aggregate book value of the securities held exceeded 10% of Higashi-Nippon Bank’s shareholders’ equity at March 31, 2016, other than Japanese government bonds.

	At March 31, 2016
Name of issuer	Aggregate book value	Aggregate market value
	(Millions of yen)
Mitsubishi UFJ Kokusai Asset Management Co., Ltd	¥26,929	¥23,780
Nomura Asset Management Co., Ltd	9,408	9,855

III. Loan Portfolio

Types of Loans

The following table presents Higashi-Nippon Bank’s outstanding loans and advances by domicile and industry of the borrowers at March 31, 2016, 2015 and 2014, and April 1, 2013 prepared under IFRS. The categorization of loans and advances by industry is based on the loan classification designated by the BoJ for regulatory reporting purposes.

	At March 31,			At April 1,
	2016	2015	2014	2013
	(Millions of yen)
Domestic:
Real estate	¥573,186	¥540,857	¥510,377	¥469,240
Wholesale trade	131,734	119,188	100,126	102,892
Manufacturing	113,906	105,189	99,677	100,451
Construction	111,616	96,197	84,190	78,720
Finance and insurance	88,719	78,571	79,609	73,213
Transport and postal activities	85,301	77,846	67,197	63,378
Others industries	334,473	319,869	302,394	307,578
Individuals	188,727	203,561	217,104	231,375

Total loans and advances before allowance for loan losses	¥1,627,662	¥1,541,278	¥1,460,674	¥1,426,847

The outstanding loans and advances balances at March 31, 2012 are not available under IFRS and therefore are not presented in the table above.

Maturities and Sensitivities of Loans to Changes in Interest Rates

The following table shows the breakdown of Higashi-Nippon Bank’s loan portfolio by maturity of the loans and industry of the borrowers at March 31, 2016.

	At March 31, 2016
	Maturity
	One year or less	After one year through five years	After five years	Total
	(Millions of yen)
Domestic:
Real estate	¥105,841	¥181,269	¥286,076	¥573,186
Wholesale trade	60,879	55,050	15,805	131,734
Manufacturing	53,081	50,794	10,031	113,906
Construction	60,235	41,302	10,079	111,616
Finance and insurance	39,236	42,859	6,624	88,719
Transport and postal activities	31,550	38,536	15,215	85,301
Others industries	98,085	147,800	88,588	334,473
Individuals	14,967	44,492	129,268	188,727

Total loans and advances before allowance for loan losses	¥463,874	¥602,102	¥561,686	¥1,627,662

The table below shows the breakdown of loans and advances due after one year by their interest types, i.e. whether floating or fixed rate, at March 31, 2016:

At March 31, 2016
(Millions of yen)
Floating rate loans and advances	¥680,914
Fixed rate loans and advances	482,874

Total	¥1,163,788

Impaired, Past Due and Restructured Loans

Higashi-Nippon Bank’s consolidated financial statements have been prepared under IFRS, and the risk elements and categories analyzed with regard to loans and advances differ from the requirements of the U.S. Securities Exchange Commission (“SEC”).

Per the Guide 3 disclosure guidelines, the SEC requires that loans be categorized and separately reported as of the end of each reported period as non-accrual (i.e. loans accounted for on a non-accrual basis), past due (i.e. accruing loans that are contractually past due for 90 days or more as to principal or interest payments), and restructured loans (i.e. loans qualifying as troubled debt restructurings).

In accordance with IFRS, Higashi-Nippon Bank recognizes interest on loans based on original effective interest rates, regardless of whether they are impaired or unimpaired. Therefore, Higashi-Nippon Bank technically has no loans that are non-accruing. As such, information related to “Impaired loans” as defined by IFRS is reported in lieu of non-accrual (loans) as required by the SEC. A loan is considered impaired under IFRS when there is objective evidence indicating an existence of an impaired loss.

Additionally, Higashi-Nippon Bank reports information relating to “Unimpaired loans that are contractually past due for 90 days or more as to principal or interest payments” in lieu of accruing loans that are past due for 90 days or more as to principal or interest payments, as required by the SEC. In reporting information relating to “Restructured loans”, Higashi-Nippon Bank’s restructured loans are defined as loans with modified terms and concessions granted to debtors having difficulty in meeting the contractual terms of the loans, other than those loans included in the aforementioned “Impaired loans” and “Unimpaired loans that are contractually past due for 90 days or more” categories.

The following table shows the distribution of Higashi-Nippon Bank’s impaired loans, unimpaired loans contractually past due for 90 days or more and restructured loans at March 31, 2016, 2015 and 2014, and April 1, 2013:

	At March 31,			At April 1,
	2016	2015	2014	2013
	(Millions of yen)
Impaired loans:
Domestic	¥59,272	¥65,879	¥79,737	¥80,688

Total impaired loans	59,272	65,879	79,737	80,688

Unimpaired loans contractually past due for 90 days or more:
Domestic	—	—	—	—

Total unimpaired loans contractually past due for 90 days or more	—	—	—	—

Restructured loans other than those included above:
Domestic	—	—	—	—

Total restructured loans other than those included above	—	—	—	—

Total	¥59,272	¥65,879	¥79,737	¥80,688

Balances for impaired loans and advances at March 31, 2012 are not available under IFRS and therefore are not presented in the table above.

Interest on Impaired Loans and Advances

Gross interest income which would have been recognized under the original contractual terms on total outstanding impaired loans during the year ended March 31, 2016 was approximately ¥1,235 million for domestic loans, of which approximately ¥1,112 million as determined in accordance with IFRS, has been recognized in the statement of income for the year.

Foreign Loans Outstanding

Higashi-Nippon Bank had no cross-border outstandings to borrowers in any foreign country which in total exceeded 1% of its consolidated total assets at March 31, 2016, 2015 and 2014. Cross-border outstandings are defined, for this purpose, as loans (including accrued interest), acceptances, interest-earning deposits with other banks, other interest-earning investments and any other monetary assets denominated in Japanese yen or other non-local currencies. Material local currency loans outstandings which are neither hedged nor funded by local currency borrowings are included in cross-border outstandings.

Loan Concentrations

At March 31, 2016, there was no concentration of loans and advances to a single industry group of borrowers, as defined by the BoJ industry segment loans and advances classifications, which exceeded 10% of Higashi-Nippon Bank’s consolidated total loans and advances, except for loans and advances in a category disclosed in the table of outstanding loans and advances above.

IV. Summary of Loan Loss Experience

The following table shows an analysis of Higashi-Nippon Bank’s loan loss experience by domicile and industry of the borrowers for the years ended March 31, 2016, 2015 and 2014:

	At March 31,
	2016	2015	2014
	(Millions of yen)
Allowance for loan losses at the beginning of the year	¥19,476	¥21,351	¥25,224
Provision for (Reversal of) loan losses	(4,033)	(1,119)	772
Write-offs:
Domestic:
Real estate	(97)	(301)	(1,724)
Wholesale trade	(88)	(152)	(126)
Manufacturing	(125)	(24)	(529)
Construction	(54)	(58)	(332)
Finance and insurance	(15)	—	—
Transport and postal activities	(72)	(47)	(80)
Other industries	(1,158)	(79)	(1,586)
Individuals	(141)	(96)	(271)

Total write-offs	(1,750)	(757)	(4,648)

Recoveries:
Domestic:
Real estate	¥0	¥0	¥1
Wholesale trade	—	—	0
Manufacturing	—	—	—

	At March 31,
	2016	2015	2014
	(Millions of yen)
Construction	—	—	—
Finance and insurance	—	—	—
Transport and postal activities	—	—	0
Other industries	—	1	2
Individuals	0	0	0
Total recoveries	0	1	3

Net write-offs	(1,750)	(756)	(4,645)

Balance at the end of the year	¥13,693	¥19,476	¥21,351

The following table shows the distribution of Higashi-Nippon Bank’s allowance for loan losses by domicile and industry of the borrowers at March 31, 2016, 2015 and 2014 and April 1, 2013:

	At March 31,						At April 1,
	2016		2015		2014		2013
	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans	Amount	% of loans in each category to total loans
	(Millions of yen, except percentages)
Domestic:
Real estate	¥4,127	35.22%	¥5,918	35.09%	¥8,260	34.95%	¥10,257	32.89%
Wholesale trade	2,137	8.09	2,008	7.73	2,177	6.85	1,774	7.21
Manufacturing	1,927	7.00	2,142	6.82	2,284	6.82	2,622	7.04
Construction	695	6.86	1,069	6.24	931	5.76	1,098	5.52
Finance and insurance	72	5.45	82	5.10	92	5.45	630	5.13
Transport and postal activities	1,274	5.24	1,578	5.05	1,356	4.60	1,237	4.44
Other industries	3,003	20.55	6,163	20.75	5,728	20.71	6,954	21.55

Total domestic	13,235	88.41	18,960	86.78	20,828	85.14	24,572	83.78
Individuals	458	11.59	516	13.22	523	14.86	652	16.22

Total allowance for loan losses	¥13,693	100.00%	¥19,476	100.00%	¥21,351	100.00%	¥25,224	100.00%

Allowance for loan losses on loans and advances decreased 29.7% from ¥19,476 million for the year ended March 31, 2015 to ¥13,693 million for the year ended March 31, 2016. This net decrease primarily reflected an overall improvement in the credit quality of the loan portfolio.

Allowance policy

For its loans and advances, Higashi-Nippon Bank establishes and maintains internal credit ratings for each corporate customer or counterparty, using an internal rating system designed to link to external credit ratings assigned by rating agencies. It also performs self-assessments on the quality of its assets, as required by Japanese regulations. Management relies on these processes in the quantification of any loan loss provisions and write-offs related to allowance for loan losses on its loans and advances.

Management reviews and revises the estimates for loan loss allowance regularly to reflect the current conditions. The estimation of the allowance requires management’s judgment regarding the facilities’ and borrowers’ credit conditions, such as payment history, changes in lending terms, economic environment or financial statement performance.

During the year ended March 31, 2016, there were no significant changes to the overall allowance and credit risk management policy that affected the allowance for loan losses balance.

Further information on the allowance and credit policy, as well as management’s internal rating and self-assessment systems, can be found at Note 3.2 to the audited consolidated financial statements included elsewhere in this annual report.

V. Deposits

The total amount of deposits by foreign depositors in domestic offices at March 31, 2016, 2015 and 2014 were ¥27 million ¥24 million and ¥3 million, respectively.

At March 31, 2016, the balance and remaining maturities of time deposits and certificates of deposit issued by domestic offices in amounts of ¥10 million (approximately US$89 thousand at the Federal Reserve Bank of New York’s noon buying rate on March 31, 2016) or more are shown in the following table:

	At March 31, 2016
	Time deposits	Certificates of deposit	Total
	(Millions of yen)
Domestic offices:
Due in three months or less	¥257,560	¥85,800	¥343,360
Due after three months through six months	208,652	17,000	225,652
Due after six months through twelve months	405,248	5,000	410,248
Due after twelve months	146,511	—	146,511

Total	¥1,017,971	¥107,800	¥1,125,771

VI. Short-Term Borrowings

The following table shows some additional information with respect to Higashi-Nippon Bank’s short-term borrowings at March 31, 2016, 2015 and 2014:

	At March 31,
	2016	2015	2014
	(Millions of yen, except percentages)
Short-term borrowings:
Balance at the end of the year	¥98,600	¥58,600	¥—
Weighted average interest rate on balance at the end of the year	0.10%	0.10%	—

Item 6. Directors, Senior Management and Employees

The current directors and audit & supervisory board members of Concordia Financial assumed their respective positions when Concordia Financial was formed on April 1, 2016. They were elected by Bank of Yokohama and Higashi-Nippon Bank shareholders at the extraordinary general meetings of shareholders of Bank of Yokohama and Higashi-Nippon Bank that were held on December 21, 2015 to approve the joint share transfer. The term of office for each of the directors and audit & supervisory board members of Concordia Financial will expire at the close of the ordinary general meeting of shareholders to be convened in June 2017 and June 2020, respectively.

Name	Proposed Position at Concordia Financial	Date of Birth	Number of Concordia Financial Shares Owned at July 28, 2016	Percentage Ownership
Tatsumaro Terazawa	Representative Director and President	February 25, 1947	219,900	*
Michito Ishii	Representative Director and Vice President	December 11, 1951	29,214	*
Yasuyoshi Oya	Representative Director	April 19, 1962	13,000	*
Kenichi Kawamura	Director	August 11, 1959	6,000	*
Minoru Morio	Outside Director	May 20, 1939	15,000	*
Ken Inoue	Outside Director	January 7, 1948	541	*
Yuzo Takagi	Outside Director	April 8, 1951	1,000	*

*	Shares held represent less than 1% of the total number of outstanding shares of common stock of Concordia Financial.

Tatsumaro Terazawa joined Bank of Yokohama and was appointed Representative Director and President in June 2011. Before joining Bank of Yokohama, Mr. Terazawa served as the Commissioner of National Tax Agency of Japan and an ambassador extraordinary and plenipotentiary of Japan in the Republic of Colombia. Since April 2016, Mr. Terazawa has served as Representative Director and President of Concordia Financial.

Michito Ishii became an Advisor to Higashi-Nippon Bank in February 2010 and was appointed as Director and Vice President in June 2010 before becoming Representative Director and President in April 2011. Before joining Higashi-Nippon Bank, Mr. Ishii served in various positions, including as Director-General of Tax Bureau of Ministry of Finance and as the Commissioner of National Tax Agency of Japan. He also serves as a director of Kansoshin Co., Ltd. Since April 2016, Mr. Ishii has served as Representative Director and Vice President of Concordia Financial.

Yasuyoshi Oya joined Bank of Yokohama in April 1985 and was elected to its board of directors in June 2012. Mr. Oya held various positions with Bank of Yokohama, including general manager of Corporate Planning Department. He served as a Representative Director and Managing Executive Officer of Bank of Yokohama in charge of Brand and CSR Strategy Department. Since April 2016, Mr. Oya has served as Representative Director of Concordia Financial.

Kenichi Kawamura joined Bank of Yokohama in April 1982 and was elected to its board of directors in June 2013. Previously, he was the general manager of Internal Audit Department and was the general manager of Risk Management Department. He served as a Director and Managing Executive Officer of Bank of Yokohama. Since April 2016, Mr. Kawamura has served as Director of Concordia Financial.

Minoru Morio was elected as an outside director of Bank of Yokohama in June 2013. Mr. Morio joined Sony Corporation in 1963, became vice president in June 1993 and became vice-chairman in June 2000. He is a Representative Director and President of MOT Consulting, Limited, Representative Director and Chairman of Synos Co., Ltd. and director of OKI Electric Industry Co., Ltd. Since April 2016, Mr. Morio has served as outside director of Concordia Financial.

Ken Inoue was elected as an outside director of Higashi-Nippon Bank in June 2012. Previously, Mr. Inoue served in various positions, including as Representative Director and President of Tokiwa Services Co., Ltd. and as Advisor to Nippon Express Co., Ltd. Since April 2016, Mr. Inoue has served as outside director of Concordia Financial.

Yuzo Takagi was elected as an outside director of Bank of Yokohama in June 2015. Mr. Takagi is the Representative of Takagi Public Accounting Office and President of Audit Corporation Godai. He also serves as an Audit & Supervisory Board Member of Genki Sushi Co., Ltd, Gourmet Kineya Co., Ltd., Fuji Electronics Co., Ltd. and Shinmei Holding Co., Ltd. Since April 2016, Mr. Takagi has served as outside director of Concordia Financial.

At July 28, 2016, the individuals named above owned, in the aggregate, less than 1% of the aggregate amount of outstanding shares of Concordia Financial common stock. None of the individuals named above has voting rights that are different from voting rights of other shareholders of Concordia Financial.

At July 28, 2016, the individuals named above held options issued by Concordia Financial. Each option gives the holder the right to purchase 100 shares of common stock of Concordia Financial. The exercise price is ¥100 per option, or ¥1.0 per share of Concordia Financial common stock. The options are exercisable within ten days from the day immediately following the date of the holder’s termination of service as director of Bank of Yokohama (with respect to the 1st series through the 8th series), Higashi-Nippon Bank (with respect to the 9th series through the 12th series) or Concordia Financial (with respect to the 13th series). The name of the options, the expiration date and the aggregate number of options held by the individuals named above at July 28, 2016 are as follows:

Name of Series	Expiration Date	Aggregate Number of Options Held
Concordia Financial Group 1st Series of Stock Acquisition Rights	July 9, 2038	0
Concordia Financial Group 2nd Series of Stock Acquisition Rights	July 8, 2039	0
Concordia Financial Group 3rd Series of Stock Acquisition Rights	July 7, 2040	0
Concordia Financial Group 4th Series of Stock Acquisition Rights	July 6, 2041	88
Concordia Financial Group 5th Series of Stock Acquisition Rights	July 5, 2042	198
Concordia Financial Group 6th Series of Stock Acquisition Rights	July 4, 2043	130
Concordia Financial Group 7th Series of Stock Acquisition Rights	July 4, 2044	125
Concordia Financial Group 8th Series of Stock Acquisition Rights	July 6, 2045	111
Concordia Financial Group 9th Series of Stock Acquisition Rights	September 11, 2042	669
Concordia Financial Group 10th Series of Stock Acquisition Rights	August 13, 2043	544
Concordia Financial Group 11th Series of Stock Acquisition Rights	August 12, 2044	428
Concordia Financial Group 12th Series of Stock Acquisition Rights	August 11, 2045	178
Concordia Financial Group 13th Series of Stock Acquisition Rights	July 15, 2046	126

Director Compensation

The aggregate amount of remuneration, including bonuses and contingent or deferred compensation accrued but excluding the stock options, for the year ended March 31, 2016, paid by Bank of Yokohama or Higashi-Nippon Bank and their respective subsidiaries to the persons named above for services in all capacities to Bank of Yokohama or Higashi-Nippon Bank and their respective subsidiaries during the year ended March 31, 2016 was approximately 224 million yen. None of Bank of Yokohama or its respective subsidiaries sets aside reserves for any retirement payments for the persons named above, while Higashi-Nippon Bank set aside 18 million yen for the retirement payment.

The aggregate compensation of Concordia Financial’s directors will be determined by its general meeting of shareholders; however, Concordia Financial’s articles of incorporation provide that the aggregate compensation of Concordia Financial’s initial directors will not exceed ¥480 million per annum (of which the aggregate compensation of the outside directors will not exceed ¥50 million per annum) from April 1, 2016 to the conclusion of the first ordinary meeting of shareholders. Concordia Financial’s articles of incorporation also provide that the aggregate compensation of Concordia Financial’s initial directors in the form of stock acquisition rights that are allotted as stock-based compensation cannot exceed ¥60 million per annum.

Concordia Financial and its subsidiaries do not set aside reserves for any retirement payments for directors and audit & supervisory board members.

Board Practices

Concordia Financial’s articles of incorporation provide for a board of directors of not more than 10 members and for not more than five audit & supervisory board members. Shareholders elect the members of the board of directors and audit & supervisory board members at the general shareholders’ meeting. The normal term of office of a member of the board of directors is one year and of an audit & supervisory board member is four years.

The board of directors may elect one Chairman of the Board of Directors, one President, and several Vice Presidents, Managing Executive Officers and Managing Officers. The board of directors elects, pursuant to its resolutions, one or more Representative Directors. The board of directors has the ultimate responsibility for the administration of Concordia Financial’s affairs. None of Concordia Financial’s members of the board of directors is party to a service contract with Concordia Financial or any of its subsidiaries that provides for benefits upon termination of employment.

Under the Companies Act and Concordia Financial’s articles of incorporation, Concordia Financial may enter into liability limitation agreements with the directors (excluding those who are executive directors), limiting the maximum amount of their liabilities to Concordia Financial that arise in connection with a failure to execute their duties in good faith and without gross negligence to an amount equal to the minimum liability amount prescribed in applicable laws and regulations.

Under the Companies Act, Concordia Financial must have at least three audit & supervisory board members. At least half of the audit & supervisory board members are required to be an “outside” audit & supervisory board member, which is any person who satisfies all of the following requirements:

(a) the person has never been a member of the board of directors, accounting counselor (in the case that an accounting counselor is a legal entity, an employee of such entity who is in charge of its affairs), executive officer, manager or employee of Concordia Financial or its subsidiaries during the 10 year period before becoming an outside audit & supervisory board member;

(b) if the person has been an audit & supervisory board member of Concordia Financial or any of its subsidiaries at any time during the 10 year period before becoming an outside audit & supervisory board member, such person has not been a member of the board of directors, accounting counselor (in the case that an accounting counselor is a legal entity, an employee of such entity who is in charge of its affairs), executive officer, manager or employee of Concordia Financial or any of its subsidiaries during the 10 year period before becoming an audit & supervisory board member of Concordia Financial or any of its subsidiaries; and

(c) the person is not a spouse or relative within the second degree of kinship of any member of the board of directors or manager or other key employee of Concordia Financial.

The audit & supervisory board members may not at the same time be a member of the board of directors, accounting counselor (in case that an accounting counselor is a judicial person, a member of such judicial person who is in charge of its affairs), executive officers, general managers or employees of Concordia Financial or any of its subsidiaries. Together, these audit & supervisory board members form the audit & supervisory board. The audit & supervisory board members have the duty to examine the financial statements and business reports which are submitted by the board of directors to the general shareholders’ meeting. The audit & supervisory board members also monitor the administration of Concordia Financial’s affairs by the members of the board of directors. Audit & supervisory board members are not required to be, and Concordia Financial’s audit & supervisory board members are not, certified public accountants. They are required to participate in meetings of the board of directors but are not entitled to vote.

Under the Companies Act and Concordia Financial’s articles of incorporation, Concordia Financial may enter into liability limitation agreements with the audit & supervisory board members, limiting the maximum amount of their liabilities to Concordia Financial that arise in connection with a failure to execute their duties in good faith and without gross negligence for damages to an amount equal to the minimum liability amount prescribed in applicable laws and regulations.

Concordia Financial has a remuneration committee which, in accordance with Concordia Financial’s regulations of the remuneration committee, discusses the details of each director’s and executive officer’s remuneration, performance evaluation of each executive director and executive officer, and establishment, revision or abolition of the system related to remuneration. The remuneration committee also discusses matters related to the appointment of directors of Concordia Financial and its group entities. The remuneration committee comprises Concordia Financial’s directors who are appointed at a meeting of the board of directors, and in principle the Chairman of the committee is to be served by one of the outside directors. As of July 28, 2016, the members of the remuneration committee are Tatsumaro Terazawa, Minoru Morio, Ken Inoue and Yuzo Takagi. Minoru Morio is the Chairman of this committee.

Employees

At March 31, 2016, Bank of Yokohama had 4,865 full-time employees on a consolidated basis, approximately 80.7% of whom were members of a labor union. In addition to full-time employees, Bank of Yokohama had 3,811 temporary and part-time employees on a consolidated basis at March 31, 2016. Bank of Yokohama considers its labor relations to be good.

At March 31, 2016, Higashi-Nippon Bank had 1,448 full-time employees on a consolidated basis, approximately 81.1% of whom were members of a labor union. In addition to full-time employees, Higashi-Nippon Bank had 399 temporary and part-time employees on a consolidated basis at March 31, 2016. Higashi-Nippon Bank considers its labor relations to be good.

Item 7. Major Shareholders and Related Party Transactions

Beneficial ownership of Concordia Financial’s common stock in the table below was prepared from the information that could be ascertained from public filings made by Concordia Financial’s shareholders regarding their ownership of Concordia Financial’s common stock under the Financial Instruments and Exchange Law of Japan.

Under the Financial Instruments and Exchange Law, any person who becomes, beneficially and solely or jointly, a holder, including, but not limited to, a deemed holder who manages shares for another holder pursuant to a discretionary investment agreement, of more than 5% of the total issued shares of a company listed on a Japanese stock exchange must file a report concerning the shareholding with the director of the relevant local finance bureau. A similar report must be filed, with certain exceptions, if the percentage of shares held by a holder, solely or jointly, of more than 5% of the total issued shares of a company increases or decreases by 1% or more, or if any change to a material matter set forth in any previously filed reports occurs.

Based on information that can be ascertained from public filings, the following table sets forth the beneficial ownership of holders of more than 5% of Concordia Financial’s common stock as of the most recent practicable date.

Name	Number of Shares (in thousands)	Percentage of Total Outstanding Shares
Silchester International Investors LLP	83,840	6.45
Meiji Yasuda Life Insurance Company	74,277	5.71
BlackRock Japan Co., Ltd.	71,164	5.47
Sumitomo Mitsui Trust Bank, Limited	66,495	5.11

As of April 1, 2016, Concordia Financial had 33,195 shareholders of record. This number included 32,613 Japanese record holders, who held 64.6% of the shares in the aggregate and 156 U.S. record holders, who held 13.3% of the shares in the aggregate.

None of the shareholders listed above has voting rights that are different from voting rights of other shareholders of Concordia Financial. Concordia Financial is not aware of any arrangements that may result in a change of control of it.

Related Party Transactions

Concordia Financial, Bank of Yokohama and Higashi-Nippon Bank had, and expect to have in the future, banking transactions and other transactions in the ordinary course of business with our related parties. However, such transactions were immaterial and were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons and did not involve more than the normal risk of collectability or present other unfavorable features.

Since April 1, 2013, none of the directors or executive officers or audit & supervisory board members of Concordia Financial, Bank of Yokohama or Higashi-Nippon Bank, and none of the close members of their respective families, had any transactions that are material or any transactions that are unusual in their nature or conditions, involving goods, services or tangible or intangible assets, to which Concordia Financial, Bank of Yokohama or Higashi-Nippon Bank, is or will be a party, and there were no such transactions proposed as of the date hereof.

Since April 1, 2013, no loans were made to the directors or executive officers or audit & supervisory board members of Concordia Financial, Bank of Yokohama or Higashi-Nippon Bank other than loans in the ordinary course of business, on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and involving no more than the normal risk of collectability or presenting other unfavorable features.

Item 8. Financial Information

Financial Statements

All relevant financial statements are attached hereto. See “Item 18. Financial Statements.”

Export Sales

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Bank of Yokohama — Segment Information — Information about Geographic Areas and Major Customers” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Higashi-Nippon Bank — Segment Information — Information about Geographic Areas and Major Customers.”

Legal Proceedings

Concordia Financial is not involved in any litigation or other legal proceedings that would individually or in the aggregate be expected to have a material adverse effect on its results of operations or financial condition.

Dividend Policy

Concordia Financial aims to ensure an annual dividend of 13.00 yen per share, regardless of business result. In addition to an annual dividend, Concordia Financial expects to pay a commemorative dividend of 1 yen per share to commemorate the launch of the Concordia Financial. Concordia Financial also expects to pay a special dividend in the case where profit attributable to owners of parent, excluding a gain on bargain purchase, exceeds 60 billion yen.

As a holding company, Concordia Financial’s ability to pay dividends in the future will depend primarily on its receipt of sufficient funds from its two operating subsidiaries. In addition, under the Companies Act, Concordia Financial cannot declare or pay dividends unless it meets specified financial criteria on a “parent-only” basis. Generally, it will be permitted to pay dividends only if it has retained earnings on a non-consolidated balance sheet basis as of the end of the preceding fiscal year. See Item 3 and Item 10.

Significant Changes

None.

Item 9. The Offer and Listing

Comparative Per Share Market Price Data

Concordia Financial’s common stock is listed on the First Section of the Tokyo Stock Exchange. Trading of its shares began on April 1, 2016.

The following table sets forth, for the periods indicated, the reported high and low sales prices per share of Concordia Financial’s common stock and on the First Section of the Tokyo Stock Exchange. The following table also sets forth, for the periods indicated, the average daily trading volume of Concordia Financial’s common stock on the First Section of the Tokyo Stock Exchange.

	Price per Share		Average Daily Trading Volume
	High	Low
Fiscal Year Ending March 31, 2017
First quarter	¥572.0	¥372.1	4,579,575
April 2016	572.0	459.4	6,703,800
May 2016	518.8	467.0	3,755,126
June 2016	517.7	372.1	3,360,486
Second quarter
July 2016 (through July 27)	448.4	376.5	2,983,694

	Bank of Yokohama’s Common Stock			Higashi-Nippon Bank Common Stock
	Price per share		Average daily trading volume	Price per share		Average daily trading volume
	High	Low		High	Low
Fiscal Year Ended March 31,
2012	¥423.0	¥347.0	4,892,602	¥200.0	¥150.0	165,337
2013	560.0	344.0	5,101,498	271.0	158.0	158,514
2014	629.0	446.0	5,887,873	285.0	192.0	266,690
2015	764.7	486.0	4,583,984	404.0	232.0	199,057
First quarter	599.0	486.0	4,378,129	274.0	232.0	130,565
Second quarter	613.9	550.3	3,912,365	290.0	254.0	128,794
Third quarter	703.5	536.1	5,098,082	363.0	235.0	297,279
Fourth quarter	764.7	605.6	4,979,233	404.0	309.0	243,750
2016	858.4	451.1	5,337,769	494.0	240.0	284,620
First quarter	811.7	692.1	5,096,541	464.0	368.0	235,607
Second quarter	858.4	681.7	4,923,500	494.0	370.0	418,468
Third quarter	787.7	684.5	4,253,541	426.0	368.0	171,918
Fourth quarter	741.2	451.1	7,174,621	399.0	240.0	311,621
January 2016	741.2	593.8	4,717,053	399.0	318.0	156,947
February 2016	630.0	451.1	9,121,200	340.0	240.0	299,250
March 2016	564.4	509.8	7,583,158	303.0	273.0	479,316

Item 10. Additional Information

MEMORANDUM AND ARTICLES OF INCORPORATION

The purposes of Concordia Financial, as provided in Article 2 of its articles of incorporation, shall be to engage in the following businesses as a bank holding company:

(1)	Management and operation of banks and other companies that Concordia Financial may have as subsidiaries under the Banking Act; and

(2)	Any and all businesses incidental or related to the preceding item.

There is no provision in Concordia Financial’s articles of incorporation as to a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested, but, under the Companies Act, a director is required to refrain from voting on such matters at meetings of the board of directors.

Concordia Financial’s regulations of the board of directors provides that the incurrence by Concordia Financial of a significant loan from a third party should be approved by the board of directors.

The following information relates to the shares of Concordia Financial common stock, including summaries of certain provisions of Concordia Financial’s articles of incorporation and share handling regulations, the Companies Act of Japan, and the Law Concerning Book-Entry Transfer of Corporate Bonds, Shares, etc. of Japan (Law No. 75 of 2001, as amended) (together with the regulations promulgated thereunder, the “Book-Entry Law”) relating to joint stock corporations (kabushikikaisha).

General

Concordia Financial is a joint stock corporation under the Companies Act. The rights of shareholders of a joint stock corporation are represented by shares of capital stock in the corporation and shareholders’ liability is limited to the amount of subscription for the shares. The authorized share capital of Concordia Financial is as provided in its articles of incorporation and at present consist of 3 billion shares of common stock. Of this number, 1,300,263,183 shares have been issued as of April 1, 2016.

Shares of all Japanese companies listed on any Japanese stock exchange are subject to a central clearing system under the Book-Entry Law. Concordia Financial’s shares, which have been listed on the Tokyo Stock Exchange, are also subject to the central clearing system. Under the clearing system, in order for any person to hold, sell or otherwise dispose of shares of Japanese listed companies, that person must have an account at an account managing institution unless such person has an account at the Japan Securities Depository Center, Inc. (“JASDEC”). “Account managing institutions” are securities firms, banks, trust companies, and certain other financial institutions which meet the requirements prescribed by the Book-Entry Law, and only those financial institutions that meet further requirements of the Book-Entry Law can open accounts directly at JASDEC.

Under the Book-Entry Law, any transfer of shares is effected through book entry. Unless the transferee has an account at JASDEC, the title to the shares passes to the transferee at the time the transferred number of shares is recorded in the transferee’s account at an account managing institution, and the holder of an account at an account managing institution is presumed to be the legal owner of the shares held in such account. In cases where the transferee has an account at JASDEC, the title to the shares passes to the transferee at the time the transferred number of shares is recorded in the transferee’s account at JASDEC, and the holder of an account at JASDEC is presumed to be the legal owner of the shares credited to its proprietary account at JASDEC.

Under the Companies Act, in order to assert shareholders’ rights against Concordia Financial, the transferee must have its name and address registered in Concordia Financial’s register of shareholders, except in limited circumstances. Under the clearing system, Concordia Financial generally makes such registration based on the information provided in a general shareholders notification (soukabunushitsuchi) issued by JASDEC. For the purpose of the general shareholders notification, shareholders are required to file their names and addresses with Concordia Financial’s transfer agent through the account managing institution and JASDEC. See “— Register of Shareholders” below for more information.

Non-resident shareholders are required to appoint a standing proxy (jonin dairinin) in Japan or provide a mailing address in Japan. Each such shareholder must give notice of their standing proxy or provide a mailing address to the relevant account managing institution. Such notice will be forwarded to Concordia Financial’s transfer agent through JASDEC. Japanese securities firms and commercial banks customarily act as standing proxies and provide related services for standard fees. Notices from Concordia Financial to non-resident shareholders are delivered to the standing proxies or mailing addresses in Japan.

Dividends

General

Under the Companies Act, a joint stock corporation may distribute dividends in cash and/or in kind to its shareholders any number of times per fiscal year, subject to certain limitations described in “— Restriction on Dividends” below.

Under the Companies Act and Concordia Financial’s articles of incorporation, Concordia Financial may distribute dividends upon approval by a resolution of a general meeting of shareholders, and may generally authorize distributions of dividends by a resolution of its board of directors as long as its non-consolidated annual financial statements for the last business year fairly present its assets and profit or loss, as required by ordinances of the Ministry of Justice.

Dividends may be distributed in cash and/or in kind in proportion to the number of shares held by each shareholder. A resolution of a general meeting of shareholders or the board of directors authorizing the payment of dividends must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders, and the effective date of the dividends. If dividends are to be paid in kind, approval by a special resolution of a general meeting of shareholders must be obtained unless Concordia Financial grants its shareholders the right to require Concordia Financial to pay such dividends in cash instead of in kind. Under its articles of incorporation, Concordia Financial is not obligated to pay any dividends in cash that remain unclaimed for a period of five years after the first payable date of such dividends.

Restrictions on Dividends

In order to pay dividends, Concordia Financial must, until the aggregate amount of Concordia Financial’s capital surplus reserve (shihon junbikin) and earned surplus reserve (rieki junbikin) reaches one quarter of its stated capital (shihonkin), set aside in its capital surplus reserve and/or earned surplus reserve the lesser of (i) the amount equal to one-tenth of the amount paid out from surplus, as defined below, and (ii) an amount equal to one quarter of its stated capital less the aggregate amount of its capital surplus reserve and earned surplus reserve as of the date of such dividends.

Under the Companies Act, as of the effective date of the distribution, provided that net assets are not less than JPY 3 million, the amount of dividends may not exceed:

the sum of:

(a) the amount of surplus, as described below; and

(b) in the event that provisional financial statements are prepared and approved, the aggregate amount of (i) the net profit for the relevant period as provided for by an ordinance of the Ministry of Justice and (ii) the amount of consideration that Concordia Financial received for the treasury stock that Concordia Financial disposed of during such period;

less the sum of:

(c) the book value of treasury stock;

(d) in the event that Concordia Financial disposed of treasury stock after the end of the last fiscal year, the amount of consideration that Concordia Financial received for such treasury stock;

(e) in the event described in (b) in this paragraph, the amount of net loss for such period described in the statement of income constituting the provisional financial statements; and

(f) certain other amounts set forth in ordinances of the Ministry of Justice, including (if the sum of one-half of Concordia Financial’s goodwill and deferred assets exceeds the total of its stated capital, capital surplus reserve and earned surplus reserve, each such amount as it appears on the balance sheet as of the end of the last fiscal year) all or a certain part of such excess amount as calculated in accordance with the ordinances of the Ministry of Justice.

The amount of surplus stated in (a) above is the excess of:

the sum of:

(i) the aggregate of other capital surplus (sonota shihon joyokin) and other retained earnings (sonota rieki joyo kin) at the end of the last fiscal year;

(ii) in the event that Concordia Financial disposed of treasury stock after the end of the last fiscal year, the difference between the book value of such treasury stock and the consideration that Concordia Financial received for such treasury stock;

(iii) in the event that Concordia Financial reduced Concordia Financial’s stated capital after the end of the last fiscal year, the amount of such reduction less the portion thereof that has been transferred to capital surplus reserve and/or earned surplus reserve (if any); and

(iv) in the event that capital surplus reserve and/or earned surplus reserve were reduced after the end of the last fiscal year, the amount of such reduction less the portion thereof that has been transferred to stated capital (if any);

less the sum of:

(v) in the event that Concordia Financial canceled treasury stock after the end of the last fiscal year, the book value of such treasury stock;

(vi) in the event that Concordia Financial distributed surplus after the end of the last fiscal year, the aggregate of the following amounts:

a. the aggregate amount of the book value of the distributed assets, excluding the book value of such assets that would be distributed to shareholders but for their exercise of the right to receive dividends in cash instead of dividends in kind;

b. the aggregate amount of cash distributed to shareholders who exercised the right to receive a distribution in cash instead of a distribution in kind; and

c. the aggregate amount of cash paid to shareholders holding fewer shares than the shares that were required in order to receive a distribution in kind; and

(vii) the aggregate amounts of a. through d. below, less e. and f. below:

a. in the event that the amount of surplus was reduced and transferred to capital surplus reserve, earned surplus reserve and/or stated capital after the end of the last fiscal year, the amount so transferred;

b. in the event that Concordia Financial paid dividends after the end of the last fiscal year, the amount set aside in Concordia Financial’s capital surplus reserve and/or earned surplus reserve;

c. in the event that Concordia Financial disposed of treasury stock in the process of (x) a merger in which Concordia Financial acquired all rights and obligations of a company, (y) a corporate split in which Concordia Financial acquired all or a part of the rights and obligations of a split company or (z) a statutory share exchange in which Concordia Financial acquired all shares of a company after the end of the last fiscal year, the difference between the book value of such treasury stock and the consideration that Concordia Financial received for such treasury stock;

d. in the event that the amount of surplus was reduced in the process of a corporate split in which Concordia Financial transferred all or a part of Concordia Financial’s rights and obligations after the end of the last fiscal year, the amount so reduced;

e. in the event of (x) a merger in which Concordia Financial acquired all rights and obligations of a company, (y) a corporate split in which Concordia Financial acquired all or a part of the rights and obligations of a split company or (z) a statutory share exchange in which Concordia Financial acquired all shares of a company after the end of the last fiscal year, the aggregate amount of (i) the amount of Concordia Financial’s other capital surplus after such merger, corporate split or statutory share exchange, less the amount of its other capital surplus before such merger, corporate split or statutory share exchange, and (ii) the amount of its other retained earnings after such merger, corporate split or statutory share exchange, less the amount of its other retained earnings before such merger, corporate split or statutory share exchange; and

f. in the event that an obligation to cover a deficiency, such as the obligation of a person who subscribed to newly issued shares with an unfair amount to be paid in, was fulfilled after the end of the last fiscal year, the amount of other capital surplus increased by such payment.

Capital and Reserves

Under the Companies Act, the paid-in amount of any newly issued shares of common stock is required to be accounted for as stated capital, although Concordia Financial may account for an amount not exceeding one-half of such paid-in amount as capital surplus reserve. Concordia Financial may generally reduce capital surplus reserve and/or earned surplus reserve by resolution of a general meeting of shareholders, and transfer such amounts in whole or in part to stated capital by the same resolution of a general meeting of shareholders. Concordia Financial may also transfer all or any part of the surplus as described in “— Dividends” above to stated capital, capital surplus reserve or earned surplus reserve by resolution of a general meeting of shareholders, subject to certain restrictions. Concordia Financial may generally reduce its stated capital by a special resolution of a general meeting of shareholders and, if so decided by the same resolution, Concordia Financial may transfer such amounts in whole or in part to capital surplus reserve or other capital surplus.

Share Splits

Concordia Financial may at any time split the issued shares of common stock into a greater number of shares of common stock by resolution of the board of directors. When a share split is effected, so long as Concordia Financial’s only class of issued shares is common stock, Concordia Financial may increase the number of authorized shares in the same ratio as that of such share split by amending its articles of incorporation, which may be effected by a resolution of the board of directors without shareholder approval.

Under the clearing system, on the effective date of the share split, the numbers of shares recorded in all accounts held by Concordia Financial’s shareholders at account managing institutions will be increased in accordance with the applicable ratio.

Share Consolidation

Concordia Financial may at any time consolidate its shares into a smaller number of shares by a special resolution of the general meeting of shareholders. Concordia Financial must disclose the reason for the share consolidation at the general meeting of shareholders. When a share consolidation is effected, Concordia Financial must give public notice of the share consolidation at least two weeks prior to the effective date of the share consolidation; provided that if the product of (a) the number of shares constituting each one unit multiplied by (b) the ratio of share consolidation is a fraction less than one, Concordia Financial must give public notice at least 20 days prior to the effective date, and any shareholder of Concordia Financial (i) who notifies Concordia Financial prior to the general meeting of shareholders of his or her intention to oppose the share consolidation and who votes against the approval of the share consolidation at such general meeting of shareholders, or (ii) who is not entitled to vote at such general meeting of shareholders, may demand that Concordia Financial purchase his or her shares constituting any fraction less than one at a fair price.

Under the clearing system, on the effective date of the share consolidation, the number of shares recorded in all accounts held by Concordia Financial’s shareholders at account managing institutions will be decreased in accordance with the applicable ratio.

Unit Share System

Under the articles of incorporation of Concordia Financial and the Companies Act, 100 shares of common stock constitute one unit. The shareholders of Concordia Financial who hold shares constituting less than one unit do not have voting rights at a general meeting of shareholders.

A shareholder of Concordia Financial who holds shares constituting less than one unit may at any time demand that Concordia Financial purchase its shares of less than one unit. In addition, the articles of incorporation of Concordia Financial provide that a shareholder who holds shares constituting less than one unit may at any time demand that Concordia Financial sell to it from any available treasury stock the number of shares as may be necessary to raise its share ownership to a whole unit. The price at which shares constituting less than one unit will be purchased or sold by Concordia Financial pursuant to such a demand will be equal to the greater of either: (a) the closing price of shares of Concordia Financial reported by the Tokyo Stock Exchange on the day when the demand is received by Concordia Financial’s transfer agent (or if no sales take place on the Tokyo Stock Exchange on that day, the price at which the sale of shares is executed on such stock exchange immediately thereafter.); or (b) if a tender offer is made for the shares on the day when the demand is received by Concordia Financial’s transfer agent, the purchase price of the shares provided in the agreement regarding such tender offer. Under the clearing system, such demand must be made to Concordia Financial through the relevant account management institution.

General Meetings of Shareholders

The annual general meeting of Concordia Financial’s shareholders is held in June of each year. An extraordinary general meeting of shareholders may be held whenever necessary. Notice of a general meeting of shareholders stating the date, time, and place of the general meeting of shareholders, and any matter with respect to the agenda of the general meeting of shareholders, among other things, must be given to each shareholder of common stock with voting rights (or, in the case of a shareholder not resident in Japan, to its standing proxy or mailing address in Japan) at least two weeks prior to the scheduled date of the meeting.

Any shareholder or group of shareholders holding at least 3% of Concordia Financial’s total voting rights for a period of six months or more may request, with an individual shareholder notice (as described in “— Register of

Shareholders” below), the convocation of a general meeting of shareholders for a particular purpose. Unless such general meeting of shareholders is convened without delay or a convocation notice to hold a meeting no later than eight weeks from the date of such request is dispatched, the requesting shareholder may, upon obtaining court approval, convene such general meeting of shareholders.

Any shareholder or group of shareholders holding at least 300 voting rights or 1% of Concordia Financial’s total voting rights for a period of six months or more may propose a matter to be included in the agenda of a general meeting of shareholders, and may propose to describe such matter together with a summary of the proposal to be submitted by such shareholder in a notice to Concordia Financial’s shareholders, by submitting a request to a director at least eight weeks prior to the date set for such meeting with an individual shareholder notice.

Voting Rights

A holder of shares of common stock constituting one or more units is entitled to one vote for each unit, except for a shareholder prescribed by the applicable ordinance of the Ministry of Justice as an entity over whom Concordia Financial may have substantial control through the ownership of one quarter or more of the votes of all shareholders of such entity or for other reasons.

Except as otherwise provided by law or in Concordia Financial’s articles of incorporation, under the articles of incorporation of Concordia Financial, the resolution of a shareholders’ meeting must be passed by an affirmative vote of at least a majority of the voting rights of the shareholders represented at the meeting.

However, except as otherwise provided by law or in Concordia Financial’s articles of incorporation, under the articles of incorporation of Concordia Financial, a resolution of a shareholders’ meeting regarding important matters (including the following matters) can be adopted only by special resolution, which requires an affirmative vote of at least two-thirds of the voting rights of the shareholders represented at the meeting where a quorum of one-third of the total voting rights is present. Examples of such important matters include the following:

(a) any amendment to Concordia Financial’s articles of incorporation (except for amendments that may be authorized solely by the board of directors under the Companies Act);

(b) a reduction of stated capital, subject to certain exceptions, such as a reduction of stated capital for the purpose of replenishing capital deficiencies;

(c) a dissolution, merger or consolidation, subject to certain exceptions under which a shareholders’ resolution is not required;

(d) the transfer of all or a substantial part of Concordia Financial’s business, subject to certain exceptions under which a shareholders’ resolution is not required;

(e) the taking over of the whole of the business of any other corporation, subject to certain exceptions under which a shareholders’ resolution is not required;

(f) a corporate split, subject to certain exceptions under which a shareholders’ resolution is not required;

(g) a statutory share exchange or share transfer for the purpose of establishing a 100% parent-subsidiary relationship, subject to certain exceptions under which a shareholders’ resolution is not required;

(h) any issuance of new shares or transfer of existing shares held by Concordia Financial as treasury stock at a specially favorable price and any issuance of stock acquisition rights or bonds with stock acquisition rights at a specially favorable price or on specially favorable conditions to any persons other than shareholders;

(i) any acquisition by Concordia Financial of its own shares from specific persons other than Concordia Financial’s subsidiaries;

(j) a share consolidation; or

(k) the removal of an audit & supervisory board member.

Liquidation Rights

In the event of liquidation of Concordia Financial, the assets remaining after payment of all the debts, liquidation expenses and taxes will be distributed among shareholders of common stock in proportion to the respective number of shares which they hold.

Issuance of New Shares

Concordia Financial may generally issue new shares or transfer existing shares held by it as treasury stock by a resolution of the board of directors up to the authorized number of shares prescribed in Concordia Financial’s articles of incorporation. However, a resolution of a general meeting of shareholders, which requires an affirmative vote of a majority of the voting rights of the shareholders represented at the meeting where a quorum of a majority of the total voting rights is present, is required if (i) such issuance of new shares or transfer of existing shares results in a person who subscribes for such shares and its subsidiaries having more than 50% of voting rights of all shareholders in total following such issuance of new shares or transfer of existing shares, subject to certain exceptions, and (ii) shareholders representing at least ten percent of the voting rights of all shareholders notifies Concordia Financial of their intention to oppose such issuance of new shares or transfer of existing shares within two weeks from the date of filing of the securities registration statement in relation to such new shares or transfer of existing shares, unless Concordia Financial’s financial condition is extremely severe and there is an urgent necessity for the business continuity of Concordia Financial. Similar procedures are applicable to an issuance of stock acquisition rights and transfer of existing stock acquisition rights.

Subscription Rights

The shareholders of Concordia Financial have no preemptive rights. Authorized but unissued shares may be issued at such times and upon such terms as the board of directors determines, subject to the limitations as to the issuance of new shares at a “specially favorable” price described in (h) of “— Voting Rights” and the issuance of new shares which requires shareholder’s approval described in “— Issuance of New Shares” above. The board of directors, however, may determine that shareholders be given subscription rights with respect to new shares. In that case, such subscription rights must be given on identical terms to all shareholders as of a record date upon not less than two weeks’ prior public notice. Each of the shareholders to whom such rights are given must also be given at least two weeks’ prior notice of the date on which such rights expire.

Stock Acquisition Rights

Concordia Financial may issue stock acquisition rights (shinkabu-yoyaku-ken) or bonds with stock acquisition rights (shinkabu-yoyaku-ken-tsuki-shasai). Upon the exercise of stock acquisition rights, Concordia Financial will be obligated to either issue the required number of new shares or, alternatively, to transfer the necessary number of shares from treasury stock. The issuance of stock acquisition rights and bonds with stock acquisition rights may be authorized by the board of directors unless it is made under a specially favorable price or a specially favorable condition described in (h) of “— Voting Rights” above.

Register of Shareholders

The registration of names, addresses and other information of shareholders in Concordia Financial’s register of shareholders will be made by Concordia Financial upon the receipt of the general shareholders notification (soukabunushi tsuchi) given to Concordia Financial by JASDEC based on information provided by the account managing institutions to JASDEC. In the event of the issuance of new shares, Concordia Financial will register the names, addresses and other information of shareholders in Concordia Financial’s register of shareholders without general shareholders notification. A general shareholders notification will be made only in cases prescribed under the Book-Entry Law such as when the company fixes the record date and when the company makes requests to JASDEC for any justifiable reason. Therefore, a shareholder may not assert shareholders’ rights against the company immediately after the shareholder acquires shares, unless the shareholder’s name and address are registered in Concordia Financial’s register of shareholders upon receipt of the general shareholders’ notification, except that, with respect to the exercise of minority shareholders’ rights defined under the Book-Entry Law, the shareholder may exercise such rights upon giving the company a notice of individual shareholders (kobetsukabunushitsuchi) through JASDEC during a certain period prescribed under the Book-Entry Law.

Record Date

Under the articles of incorporation of Concordia Financial, March 31 will be the record date for Concordia Financial’s year-end dividends and the determination of shareholders entitled to vote at the annual general meeting of shareholders, and September 30 will be the record date for Concordia Financial’s interim dividends. In addition, by a resolution of the board of directors, Concordia Financial may at any time set a record date in order to determine the shareholders who are entitled to certain rights pertaining to the common stock, provided, however, Concordia Financial provides at least two weeks’ prior public notice of such record date.

Under the Book-Entry Law, Concordia Financial is required to give notice of each record date to JASDEC at least two weeks prior to each record date. JASDEC is required to promptly give Concordia Financial notice of the names and addresses of Concordia Financial’s shareholders, the number of shares held by them and other relevant information as of each record date.

Repurchase by Concordia Financial of Common Stock

Concordia Financial may repurchase its shares of common stock:

(a) by way of purchase on any Japanese stock exchange on which its shares are listed or by way of a tender offer under the Financial Instruments and Exchange Act of Japan (the “FIEA”) pursuant to a resolution of a general meeting of shareholders or a resolution of the board of directors, as long as Concordia Financial’s non-consolidated annual financial statements for the last business year fairly present its assets and profit or loss, as required by the ordinances of the Ministry of Justice;

(b) by purchase from a specific party other than any of its subsidiaries, pursuant to a special resolution of a general meeting of shareholders; and

(c) by purchase from any of its subsidiaries, pursuant to a resolution of the board of directors.

In the case of (b) above, any other shareholders may request that they be added to the specific shareholders mentioned in (b) above in the proposal for the general meeting of shareholders, unless the purchase price or any other consideration will not exceed the greater of either: (i) the market price on the day immediately preceding the date on which the resolution mentioned in (b) above was adopted (or, if there is no trading in the shares on the stock exchange, or if the stock exchange is not open for business on such day, the price at which the shares are first traded on such stock exchange thereafter) or (ii) if the tender offer is made for the shares on the day immediately preceding the date on which the resolution mentioned in (b) above was adopted, the purchase price of the shares provided in the agreement regarding such tender offer.

In general, the total price of the shares to be repurchased by Concordia Financial may not exceed the amount that Concordia Financial may distribute as surplus. For more details regarding surplus, see “— Dividends” above.

Transfer Agent

Concordia Financial’s transfer agent, as set forth in the share handling regulations of Concordia Financial, is Japan Securities Agents, Ltd. The transfer agent maintains Concordia Financial’s register of shareholders.

Reporting of Shareholders

The FIEA and its related regulations, in general, require any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan to file with the Director of an appropriate Local Finance Bureau of the Ministry of Finance, within five business days, a report concerning such shareholdings (tairyohoyuu houkokusho). A similar report must also be made in respect of any subsequent change of 1% or more in any such holding ratio or any change in material matters set out in any previous filed reports (henkou houkokusyo). For this purpose, shares issuable to such person upon exercise of stock acquisition rights (including those incorporated in bonds with stock acquisition rights) are taken into account in determining both the number of shares held by such holder and the issuer’s total issued share capital. A holder must file the report electronically and furnish copies thereof to the issuer of such shares and to all the Japanese stock exchanges on which the shares are listed. The report is then disclosed via the Internet.

In addition, any person who becomes a holder of more than 5% of the voting rights of a bank holding company or a bank must report the ownership of the voting rights to the Director of an appropriate Local Finance Bureau of the Ministry of Finance within five business days (ginkou giketsuken hoyuu todokedesho). For more details regarding the report under the Banking Act, see “Regulation and Supervision — Examination and Reporting Applicable to Shareholders.”

MATERIAL CONTRACTS

Concordia Financial has no material contracts aside from those entered in its ordinary course of business.

EXCHANGE CONTROLS

Japanese Foreign Exchange Controls

The Foreign Exchange and Foreign Trade Law of Japan (Law No. 228 of 1949, as amended) and the cabinet orders and ministerial ordinances thereunder, collectively known as the Foreign Exchange Regulations, set forth, among other things, regulations relating to the receipt by Exchange Non-Residents of payment with respect to shares to be issued by Concordia Financial and the acquisition and holding of shares by Exchange Non-Residents and Foreign Investors, both as defined below. In general, the Foreign Exchange Regulations as currently in effect do not affect transactions using non-Japanese currencies between Exchange Non-Residents who purchase or sell Concordia Financial’s shares outside Japan.

The Foreign Exchange Regulations define “Exchange Residents” as:

•	individuals who are resident in Japan; or

•	corporations whose principal offices are located inside Japan.

The Foreign Exchange Regulations define “Exchange Non-Residents” as:

•	individuals who are not resident in Japan; or

•	corporations whose principal offices are located outside Japan. Generally, branches and other offices of non-resident corporations within Japan are regarded as residents of Japan, and branches and other offices of Japanese corporations located outside Japan are regarded as non-residents of Japan.

The Foreign Exchange Regulations define “Foreign Investors” as:

•	individuals who are not resident in Japan;

•	corporations organized under the laws of foreign countries or whose principal offices are located outside Japan; or

•	corporations (i) not less than 50% of the voting rights of which are held, directly or indirectly, by individuals and/or corporations falling within the definition of “foreign investors” above or (ii) a majority of the directors or other officers (or directors or other officers having the power of representation) of which are individuals who are not resident in Japan.

Acquisition of Shares

In general, the acquisition of shares of a Japanese company listed on any Japanese stock exchange by an Exchange Non-Resident from an Exchange Resident may be made without any restriction on the Exchange Non-Resident, except for cases where such acquisition constitutes an “Inward Direct Investment” described below. Exchange Residents who acquire or transfer such shares from or to an Exchange Non-Resident must file a retroactive report to the Minister of Finance following such acquisition or transfer, unless:

•	the aggregate purchase price of the relevant shares is ¥100 million or less;

•	the transfer is made through any securities firm, bank or other entity prescribed by the Exchange Regulations acting as an agent or intermediary; or

•	the acquisition constitutes an Inward Direct Investment described below.

Inward Direct Investment

Acquisition of shares in a listed Japanese corporation by a Foreign Investor from any other person constitutes an inward direct investment if such Foreign Investor directly or indirectly will hold 10% or more of the total issued shares of such corporation upon completion of the proposed acquisition. Any Foreign Investor who intends to acquire shares as a result of which it will directly or indirectly hold 10% or more of the total issued shares of a listed Japanese corporation that engages in any of the specific businesses designated by the Foreign Exchange Regulations must in general give prior notification to the Minister of Finance and other relevant ministers. In this case, such a proposed acquisition may not be completed until 30 days have passed from the date of the filing as a general rule. The Ministers may recommend any modification or abandonment of the proposed acquisition and, if such recommendation is not accepted, they may order the modification or abandonment of such acquisition.

Acquisition of shares by Foreign Investors by way of a share split is not subject to any notification or reporting requirements.

Dividends and Proceeds of Sales

Under the Foreign Exchange Regulations, dividends paid on, and the proceeds of sales in Japan of, shares of common stock held by Exchange Non-Residents may in general be converted into any foreign currency and repatriated abroad.

TAXATION

You are urged to consult your own tax advisor regarding the U.S. federal, state and local and the Japanese and other tax consequences of owning and disposing of Concordia Financial shares in your particular circumstances.

Japanese Tax Consequences

Following is a discussion of the principal Japanese national tax consequences of the ownership and disposition of Concordia Financial shares to non-resident individuals of Japan or non-Japanese corporations without a permanent establishment in Japan that hold Concordia Financial shares. The statements regarding Japanese tax laws set out below are based on the laws in force and interpreted by the Japanese taxation authorities as of the date hereof and are subject to changes in the applicable Japanese laws or tax treaties, conventions or agreements or in the interpretation thereof after this date. This discussion is not exhaustive of all possible tax considerations which may apply to a particular shareholder, and therefore, shareholders are urged to consult their own tax advisors as to the overall tax consequences of the ownership and disposition of Concordia Financial shares, including specifically the tax consequences under Japanese law, the laws of the jurisdiction of which they are resident, and any tax treaty, convention or agreement between Japan and their country of residence.

A “non-resident holder” means a holder of Concordia Financial shares who is a non-resident individual of Japan or a non-Japanese corporation without a permanent establishment in Japan.

Ownership and Disposition of Concordia Financial Shares

Generally, a non-resident holder of Concordia Financial shares will be subject to Japanese withholding tax on dividends paid by Concordia Financial unless a special exemption is applicable to such non-resident holder under Japanese income tax law. Concordia Financial (or its agent) will be the withholding agent and will withhold Japanese tax (if any) upon payment of dividends.

Under Japanese tax law, the rate of Japanese withholding tax applicable to dividends paid by a Japanese corporation to non-resident holders of its shares is (i) 15.315% for dividends to be paid on or before December 31, 2037 and (ii) 15% for dividends to be paid thereafter, except for dividends paid to any individual non-resident holder who holds 3% or more of the total issued shares for which the applicable rate is (a) 20.42% for dividends to be paid on or before December 31, 2037 and (b) 20% for dividends to be paid thereafter, pursuant to Japanese tax law.

The Convention between the Government of the United States of America and Japan for the Avoidance of Double taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, or the Treaty, establishes the maximum rate of Japanese withholding tax which may be imposed on dividends paid to a U.S. resident not having a permanent establishment in Japan. Under the Treaty, the maximum Japanese withholding tax rate for U.S. holders (as defined below) is generally set at 10% of the gross amount distributed. However, the maximum Japanese withholding tax rate is 5% of the gross amount distributed if the recipient is a U.S. corporation and owns directly or indirectly, on the date on which entitlement to the dividends is determined, at least 10% of the voting shares of the paying corporation. Furthermore, the amount distributed shall not be subject to Japanese withholding tax if the recipient is (i) a pension fund that is a U.S. resident, provided that such dividends are not derived from the carrying on of a business, directly or indirectly, by such pension fund or (ii) a parent company with a controlling interest in the paying company and satisfies certain other requirements. U.S. holders (as defined below) are urged to consult their own tax advisors with respect to their eligibility for benefits under the Treaty. Japanese tax law provides in general that if the Japanese statutory withholding tax rate is lower than the maximum rate applicable under tax treaties, conventions or agreements, the Japanese statutory withholding tax rate as stated above shall be applicable.

A non-resident holder of Concordia Financial shares who will be entitled, under an applicable income tax treaty, to a reduced rate of, or exemption from, Japanese withholding tax with respect to the dividends to be paid by Concordia Financial on its shares is required to submit (i) an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends or (ii) a Special Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends of Listed Stocks, together with any required forms and documents, in advance through the withholding agent to the relevant Japanese tax authority prior to the time the dividend is paid. Any such non-resident holder who fails to submit the required application in advance of the applicable dividend payment will be subject to Japanese withholding tax but will be entitled to claim the refund of Japanese taxes withheld in excess of the Japanese withholding tax rate under an applicable tax treaty (if such non-resident holder is entitled to a reduced treaty rate under the applicable tax treaty) or the full amount of Japanese tax withheld (if such non-resident holder is entitled to an exemption under the applicable tax treaty), as the case may be, from the relevant Japanese tax authorities, by complying with certain subsequent filing procedures. Concordia Financial does not assume any responsibility to ensure that the proper amount of Japanese tax is withheld for non-resident holders who would be eligible under an applicable tax treaty for a reduced rate of withholding tax (or exemption therefrom) but who do not follow the required procedures as stated above.

Share splits without any cash payment or delivery of other assets generally are not subject to Japanese income taxation, as they are characterized as an increase in the number of shares (as opposed to an increase in the value of shares) from a Japanese tax perspective.

Gains derived from the sale or other disposition of Concordia Financial shares within or outside Japan by a non-resident holder will not generally be subject to Japanese income tax or corporation tax. In addition, a U.S. holder (as defined below) that qualifies for the benefits of the Treaty will be generally exempt from Japanese income tax and corporation tax with respect to gains derived from the sale or other disposition of Concordia Financial shares.

Japanese inheritance tax or gift tax at progressive rates may be payable by an individual who has acquired Concordia Financial shares from another individual as a legatee, heir or donee even if the individual is not a Japanese resident.

U.S. Federal Income Tax Consequences

The following discussion sets forth the material U.S. federal income tax consequences of the ownership and disposition of Concordia Financial shares to U.S. holders (defined below) that hold such Concordia Financial shares as capital assets within the meaning of Section 1221 of the Code.

Except where noted, this discussion does not deal with U.S. holders that are subject to special rules, such as the following:

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	certain financial institutions;

•	tax-exempt entities;

•	insurance companies;

•	persons holding Concordia Financial shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle;

•	persons owning (directly or indirectly) 10% or more of the voting shares of Concordia Financial; or

•	persons whose “functional currency” is not the U.S. dollar.

The following discussion is based on the provisions of the Internal Revenue Code of 1986, or the Code, U.S. Treasury regulations promulgated under the Code, administrative pronouncements of the U.S. Internal Revenue Service, or the IRS, and judicial decisions as of the date hereof. These authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. Concordia Financial has not requested a ruling from the IRS with respect to any of the U.S. federal income tax consequences discussed herein and, as a result, there can be no assurance that the IRS will not disagree with or challenge any of the conclusions described below, or that such conclusions, if challenged, will be upheld by a court.

This discussion does not contain a detailed description of all the U.S. federal income tax consequences to U.S. holders in light of their particular circumstances and does not address the effects of any state, local or non-U.S. tax laws (or other U.S. federal tax consequences, such as U.S. federal estate tax, gift tax, or alternative minimum tax consequences or consequences of the Medicare tax on net investment income). U.S. holders are urged to consult their own tax advisors concerning the U.S. federal income tax consequences of the ownership and disposition of Concordia Financial shares in light of their particular circumstances, as well as any consequences arising under the laws of any other taxing jurisdiction.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of Concordia Financial shares that is:

•	an individual who is a citizen or resident of the United States, as determined for U.S. federal income tax purposes;

•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (i) it is subject to the supervision of a court within the United States and one or more U.S. persons have the authority to control any substantial decisions of the trust or (ii) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Concordia Financial shares, the tax treatment of a partner will depend upon the status of the partner and the activities of the partnership. Partners of a partnership holding such shares should consult their own tax advisors regarding the U.S. federal tax treatment of the ownership and disposition of Concordia Financial shares.

U.S. holders are urged to consult their own tax advisors regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of the ownership and disposition of Concordia Financial shares.

Taxation of Dividends

Subject to the discussion below under “— Passive Foreign Investment Company Considerations” below, the gross amount of dividends paid to a U.S. holder with respect to Concordia Financial shares, including any Japanese tax withheld, will be treated as dividend income to the extent paid out of Concordia Financial’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Dividend income will be includible in gross income on the day it is actually or constructively received. These dividends will not be eligible for the dividends received deduction allowed to corporations under the Code in respect of dividends received from other U.S. corporations. To the extent amounts paid with respect to Concordia Financial shares exceed Concordia Financial’s current and accumulated earnings and profits, those amounts will instead be treated first as a tax-free return of capital to the extent of the U.S. holder’s tax basis in the Concordia Financial shares, and thereafter as capital gain. Since Concordia Financial is not expected to determine its earnings and profits under U.S. federal income tax principles, U.S. holders should expect any distributions to be treated as dividends for U.S. federal income tax purposes.

The U.S. dollar amount of dividends received by a non-corporate U.S. investor is currently subject to taxation at reduced U.S. federal income tax rates if the dividends are “qualified dividends.” Dividends paid by a non-U.S. corporation such as Concordia Financial generally are treated as qualified dividends (a) if certain holding period requirements are satisfied, (b) if the non-U.S. corporation is eligible for benefits of a comprehensive income tax treaty with the United States that the U.S. Secretary of the Treasury has determined is satisfactory for this purpose and that includes an exchange of information provision; and (c) if the non-U.S. corporation was not, in the taxable year prior to the year in which the dividend was paid, and is not, in the taxable year in which the dividend is paid, a passive foreign investment company, or a PFIC. The U.S. Secretary of the Treasury has determined that the Treaty qualifies for this purpose. Non-corporate U.S. holders should consult their tax advisors regarding whether any dividends paid by Concordia Financial will qualify for the reduced U.S. federal income tax rates provided by the “qualified dividend” rules.

The amount of any dividend paid in Japanese yen will equal the U.S. dollar value of the Japanese yen received calculated by reference to the exchange rate in effect on the date the dividend is received by the U.S. holder, regardless of whether the Japanese yen are converted into U.S. dollars on such date. If the Japanese yen received as a dividend are not converted into U.S. dollars on the date of receipt, a U.S. holder will have a tax basis in the Japanese yen equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Japanese yen into U.S. dollars will be treated as U.S.-source ordinary income or loss.

Subject to certain limitations, Japanese tax withheld on dividends will be treated as a foreign tax eligible for credit or deduction against a U.S. holder’s U.S. federal income tax. See “— Japanese Tax Consequences — Ownership and Disposition of Concordia Financial Shares” above for a discussion of the Japanese withholding tax and, if applicable, how to obtain the reduced withholding tax rate. Special rules apply in determining the U.S. foreign tax credit limitation with respect to qualified dividends received by certain non-corporate U.S. holders that are subject to the reduced rates of taxation described above. The decision to claim either a credit or a deduction must be made each year, and will apply to all foreign taxes paid by a U.S. holder to any foreign country with respect to that year. Dividends paid on Concordia Financial shares will be treated as income from sources outside the United States and will constitute “passive income” or, in certain circumstances, “general category income” for U.S. foreign tax credit purposes. The rules relating to the determination of the U.S. foreign tax credit are complex and U.S. holders should consult their tax advisors to determine whether and to what extent a credit would be available in their particular circumstances.

Taxation of Capital Gains

Subject to the discussion below under “— Passive Foreign Investment Company Considerations” below, a U.S. holder will recognize taxable gain or loss on any taxable sale, exchange or other disposition of Concordia Financial shares in an amount equal to the difference between the amount realized for the Concordia Financial shares and such U.S. holder’s tax basis in the Concordia Financial shares. The gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the U.S. holder’s holding period for the Concordia Financial shares exceeds one year. The deductibility of capital losses is subject to limitations. Capital gain or loss recognized by a U.S. holder on the Concordia Financial shares will be treated as U.S.-source gain or loss for U.S. foreign tax credit purposes.

If a U.S. holder receives Japanese yen (or other currency other than U.S. dollar) upon a sale, exchange or other disposition of Concordia Financial shares, the amount realized generally will be the U.S. dollar value of the payment received determined on the date of the sale, exchange or other disposition. If the Concordia Financial shares are traded on an “established securities market” within the meaning of applicable U.S. Treasury regulations, a cash basis taxpayer or, if it so elects, an accrual basis taxpayer, will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale. A U.S. holder will have a tax basis in the foreign currency received equal to the amount realized. Any foreign currency exchange gain or loss realized on a subsequent conversion of the foreign currency into

U.S. dollars for a different amount generally will be treated as U.S.-source ordinary income or loss. However, if such foreign currency is converted into U.S. dollars on the date received by the U.S. holder, a U.S. holder should not recognize any gain or loss on such conversion.

Passive Foreign Investment Company Considerations

Special, generally unfavorable, U.S. federal income tax rules will apply to U.S. holders that hold Concordia Financial shares if Concordia Financial has been or is a PFIC at any time during which the U.S. holder has held or holds Concordia Financial shares, and may change the treatment of distributions on and dispositions of Concordia Financial shares described above. A non-U.S. corporation is generally classified as a PFIC for U.S. federal income tax purposes in any taxable year if (i) at least 75% of its gross income is “passive” income or (ii) at least 50% of the gross value of its assets (based on an average of the quarterly values of the assets) is attributable to assets that produce passive income or are held for the production of passive income. Although interest income is generally considered passive income, a special rule allows banks to treat their banking business income as non-passive. To qualify for this rule, a bank must satisfy certain requirements regarding its licensing and activities.

Neither Bank of Yokohama nor Higashi-Nippon Bank believes it was a PFIC for U.S. federal income tax purposes for its taxable year ended March 31, 2016. Concordia Financial does not expect to become a PFIC for its current taxable year. However, because this conclusion is a factual determination that cannot be made until after the close of each taxable year and is subject to change on an annual basis, there can be no assurances that Concordia Financial will not be a PFIC for the current taxable year or any future taxable year.

If Concordia Financial is determined to be a PFIC at any time during the holding period of a U.S. holder, gain on disposition of Concordia Financial shares and any distribution in excess of 125% of the average of the annual distributions on Concordia Financial shares received by the U.S. holder during the preceding three years or the U.S. holder’s holding period (whichever is shorter) generally would be subject to the PFIC rules. In each case, in the absence of certain elections, the gain and any excess distributions would be allocated ratably to each day that the U.S. holder held the Concordia Financial shares. Amounts allocated to the current taxable year and to any taxable years before Concordia Financial became a PFIC would be treated as ordinary income in the U.S. holder’s current taxable year. In addition, amounts allocated to each other taxable year beginning with the taxable year that Concordia Financial became a PFIC would be taxed at the highest rate in effect for that taxable year on ordinary income. The tax would be subject to an interest charge at the rate applicable to underpayments of income tax.

U.S. holders should consult their own tax advisors regarding the U.S. federal income tax consequences if Concordia Financial has been, is or becomes a PFIC.

Information Reporting and Backup Withholding

Information reporting requirements will apply to dividends in respect of Concordia Financial shares and the proceeds received on the sale, exchange or redemption of Concordia Financial shares within the United States, and, in some cases, outside of the United States by a U.S. holder unless such U.S. holder is an exempt recipient. In addition, backup withholding may apply to such amounts if a U.S. holder fails to provide an accurate taxpayer identification number or fails either to report dividends required to be shown on U.S. federal income tax returns or to make certain certifications. The amount of any backup withholding from a payment may be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS in a timely manner.

DOCUMENTS ON DISPLAY

Concordia Financial is a “foreign private issuer” and, under the rules adopted under the Exchange Act, is exempt from some of the requirements of the Exchange Act, including the proxy and information provisions of Section 14 of the Exchange Act and the reporting and liability provisions applicable to officers, directors and significant shareholders under Section 16 of the Exchange Act.

Concordia Financial is subject to reporting obligations and any filings it makes will be available via the website of the SEC, at http://www.sec.gov. You may also read and copy any reports, statements or other information filed by Concordia Financial at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the Public Reference Room.

You may also access information about Concordia Financial through its website, which is http://www.concordia-fg.jp/e/. The information contained in this website is not incorporated by reference into this annual report.

Concordia Financial files annual and quarterly securities reports and other reports, in Japanese, under the FIEA with the applicable Local Finance Bureau in Japan.

Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risks

Bank of Yokohama

Introduction

Overview on Risk Management

Banks are facing an increasingly diverse and complex risk management environment in light of the advancements in deregulation, globalization and securitization in the finance world, developments in financial engineering and information technology, and the sophistication of customer needs.

In addition, the establishment of an effective risk management framework is essential to ensure the undisrupted functioning of the financial system in the event of large-scale natural disasters such as the Great East Japan Earthquake. Bank of Yokohama is fully aware of such trends and developments in the market and to improve operational soundness, it regards risk management as one of its top priorities and strives to continuously refine its risk management framework and approach.

Bank of Yokohama has established a comprehensive, yet flexible, framework to manage the principal risks it is exposed to, namely, credit risk, market risk, liquidity risk and operational risks. The framework incorporates the segregation of duties between the risk management function and business units and applies a stringent monitoring mechanism.

The framework enables Bank of Yokohama to evaluate the nature of the various risks and distinguish between “risks that can be accepted” and “risks that should be mitigated.” By proactively managing risks evaluated as “risks that can be accepted”, Bank of Yokohama is able to achieve high profitability while maintaining sound operation and becomes one of the leading financial institutions in the region.

The following table presents a summary of the nature of the various risks:

Risk Category			Nature of the Risk
Credit risk			Risk of financial loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations.
Market risk	Banking	Interest rate risk	Risk that changes in interest rates will affect the value of holdings of financial instruments.
		Price change risk	Risk that changes in market prices will affect the value of holdings of financial instruments.
	Trading		Risk that changes in market prices will affect the income or the value of holdings of financial instruments which are held for trading purposes.
Liquidity risk			Risk that there will be difficulty in meeting obligations associated with the financial liabilities that are settled by delivering cash or another financial asset. In addition recently, market liquidity risk has been receiving more attention than ever.
Operational risk	Administrative risk		Risk of direct or indirect loss arising from causes associated with processes and personnel.
	System risk		Risk of direct or indirect loss arising from causes associated with technology and infrastructure.
	Legal risk		Risk of direct or indirect loss arising from causes associated with legal and regulatory requirements.

Risk Category	Nature of the Risk
Tangible assets risk	Risk of direct or indirect loss arising from causes associated with natural disasters and unexpected events.
Human resource risk	Risk of direct or indirect loss arising from causes associated with personnel matters.
Reputational risk	Risk of direct or indirect loss arising from a deterioration of reputation.

Risk Management Framework

The “Risk Management Principles”, as approved by the Board of Directors, are as follows:

•	To minimize the adverse effects of changes in the economic and market environments and provide reliable and undisrupted financial services to Bank of Yokohama’s customers as a major participant in the regional financial system;

•	To continuously identify, assess, monitor and control the various risks inherent in the operations, products, services and systems that are critical to Bank of Yokohama’s strategic goals to ensure sustainable business performance through sound operation and appropriate asset allocation;

•	To reduce excessive risks that are beyond Bank of Yokohama’s financial and operational conditions to an appropriate level, in order to support the creditworthiness of the regional financial system;

•	To establish risk management policies that correspond to the strategic goals and communicate such policies across all levels of Bank of Yokohama. Such risk management policies are reviewed at least annually or as necessary to cater to the change in strategic goals or external environment;

•	To understand and manage risks holistically, to the best extent possible, recognizing that the risks are oftentimes multi-dimensional, cross-organizational and interlinked;

•	To understand and manage risks on a consolidated/group basis, including the consolidated subsidiaries of Bank of Yokohama.

In accordance with the above risk management principles, the risk management policies for the year ended March 31, 2016 were as follows:

Credit Risk:

•	To reduce dependence on the collateralized financing business for sustainable funds supply.

•	To expand business utilizing new financing methods, such as asset-based lending (“ABL”), etc.

Liquidity Risk:

•	To strengthen foreign currency liquidity management, in preparation for the increase in foreign currency-denominated assets.

Operational Risk:

•	To enhance the Plan-Do-Check-Adjust (“PDCA”) model to analyze the underlying reasons for significant operational exceptions on a consolidated/group basis.

•	To conduct stringent investigation of risks in outsourcing activities to prevent the recurrence of significant issues.

Moreover, in accordance with the requirements of the Basel Committee of Banking Supervision (“BCBS”), Basel III, which is effective from March 2013, Bank of Yokohama adopted the Foundation Internal Ratings-Based (“FIRB”) Approach for its credit risk and the Standardized Approach for its operational risks, for the capital ratios disclosed. In addition, Bank of Yokohama is preparing the disclosures of the liquidity coverage ratio, leverage ratio and other minimum disclosures to comply with the requirements that come into effect in 2015.

Integrated Risk Management

The “Integrated Risk Management Framework” was established to achieve a balance between Bank of Yokohama’s operational soundness and improvement in profitability and efficiency, through the quantification and compilation of the various risks Bank of Yokohama is exposed to.

From the operational soundness standpoint, core capital (calculated by deducting the amounts of deferred tax assets, etc. from the Common Equity Tier 1 (“CET 1”) capital) is allocated across various quantifiable risk categories based on the risk tolerance limits and a buffer, in the form of unallocated capital, for the unquantifiable risks. For quantifiable risks, the exposures are reduced to below the amounts of capital allocated and monitored using Value at Risk (“VaR”), which measures the largest potential losses that can be incurred. Bank of Yokohama ensures that the buffer is adequate to absorb any potential losses that may arise from the unquantifiable risks.

The following exhibit presents a summary of the process of capital allocation described above:

From the profitability and efficiency standpoint, a profitability indicator (i.e. Return on Risky Assets (“RORA”)) is calculated for all profit centers, using the profitability ratio after deducting the credit costs that are derived from total risk exposures and risky assets calculated in accordance with the capital ratio requirements. This practice improves the evaluation and management of Bank of Yokohama’s risk-return profile.

Risk Management Approach

Below are the basic rules Bank of Yokohama follows for risk management purposes:

•	For those risks that can be quantified and managed, a spectrum of methods, such as VaR, Basis Point Value (“BPV”), gap analysis and simulations are used to calculate risk exposures to achieve a balance between the risks undertaken by Bank of Yokohama and the expected return as well as Bank of Yokohama’s financial and operational conditions;

•	Back testing and stress testing are employed to ensure the appropriateness and effectiveness of methods used for risk quantification and risk management concurrently. In particular, stress testing, including but not limited to natural disasters and/or economic recessions, incorporates forward looking scenarios to enhance the communication of risk exposures undertaken by Bank of Yokohama;

•	Bank of Yokohama proactively acts to prevent reputational and similar risks. Bank of Yokohama is well prepared and will promptly respond to such risks should they emerge;

•	New risks arising from the development and provision of new products and services or changes to the existing products and services are identified and evaluated, and the risk management approach and management reporting structure are confirmed;

•	In the case of outsourcing, appropriate risk management procedures are applied for customer protection and to ensure operational soundness;

•	All risk management policies are maintained and made available throughout Bank of Yokohama.

The following exhibit presents the roles and responsibilities of various functions in relation to risk management:

Credit Risk

Overview

Credit risk is the risk of financial loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations and is the most significant risk that affects Bank of Yokohama’s stability and profitability.

To maintain financial order in the marketplace and provide undisrupted funding to customers, Bank of Yokohama has established the “Credit Policy” which is used to manage credit risk at both the specific and portfolio levels.

The Credit Risk Control Office, part of the Risk Management Department and existing independently from the Credit Department, constructs an internal risk control system to objectively evaluate the creditworthiness of borrowers and their credit applications. An Internal Rating System and Self-Assessment Procedures are developed to categorize credit facilities, with loan loss provisioning and write-offs made as necessary.

Based on the Internal Rating System, Bank of Yokohama quantifies its credit risk exposure using the Probability of Default (“PD”) and Loss Given Default (“LGD”) for each risk category based on historical data. Credit enhancements such as collateral or guarantees are also taken into consideration in the risk quantification process. The balance between operational soundness and profitability is achieved by setting lending rates appropriate to the risk profile and financial conditions of Bank of Yokohama.

In addition, for effective portfolio monitoring purposes the following measures that address the credit concentration risk are strictly adhered to:

•	To mitigate the potential significant loss that can be incurred as a result of “Borrower Concentration Risk”, the Board of Directors is responsible for determining the credit limits granted to borrowers or borrower groups with large credit risk.

•	To mitigate the potential significant loss that can be incurred as a result of “Industry Concentration Risk”, credit limits as well as trigger point alarm systems are determined for industries to which Bank of Yokohama is exposed to significant risks.

•	To mitigate the potential significant loss that can be incurred as a result of “Funds Utilization Concentration Risk”, periodic investigations are performed to ensure such risk is within the risk tolerance limit of Bank of Yokohama.

To enhance the effectiveness of credit portfolio management measures, Credit Portfolio meetings with the participation of Directors are held regularly. The nature of the bank-wide credit risks, strategic direction and other significant matters are discussed and resolved during these meetings. Credit condition and risk-return profiles are also analyzed from various perspectives, such as the region of the borrowers, size of the loans, borrower risk ratings, borrowers’ industries, type of product, etc. to verify the effectiveness of the Internal Rating System.

To supplement the credit risk management and credit risk quantification under certain circumstances, Bank of Yokohama makes use of publicly available information and systems, if necessary.

These systems provide information such as a corporate financial scoring model, credit management database, credit risk quantifications, etc. In addition, with the credit-related data from 64 regional banks, Bank of Yokohama is able to quantify the nationwide credit conditions and credit risks using Monte Carlo simulations.

For specific credit risk management, Bank of Yokohama follows the five principles, namely social mission, security, profitability, growth and liquidity, as stipulated in the Credit Policy, to assess the creditworthiness of counterparties across various businesses in addition to the core lending business. Credit assessments are also performed for counterparties to derivatives instruments and customer groups’ on and off-balance sheet positions on a consolidated basis.

Moreover, Investment and Credit meetings, with the participation of Directors, are held to analyze, deliberate and resolve large credit applications.

Bank of Yokohama has established the Operation Support Unit to actively assist borrowers that have been experiencing operational or financial difficulties revitalize their businesses. The Business Solution Advisor Certification System was adopted to nurture professionals with sufficient and appropriate knowledge and experience in order to enhance this customer support function.

Credit Risk Management

(1)	Internal Rating System

The Internal Rating System is the foundation for prudent credit risk management and important to financial reporting, such as the quantification of loan loss provisioning and write-offs. It is developed and maintained by the Credit Risk Management Office of the Risk Management Department.

The credit assessment/approval process starts from the Credit Department, which performs customer screening. The Corporate Administration Department is then responsible for assigning credit risk ratings to borrowers and facilities. The Credit Risk Management Office is in charge of reviewing the credit screening and credit risk ratings assigned to borrowers and facilities and adjusting the rating as necessary.

In addition, the Credit Risk Management Office, with oversight over the Risk Management Department, is responsible for the validation of the effectiveness of the Internal Rating System.

The following flowchart demonstrates the roles and responsibilities of the various functions during the credit assessment/approval process:

The Internal Rating System is a multi-dimensional tool that is able to evaluate the creditworthiness of credit facilities from different perspectives:

•	Specialized Lending

For project financing and commercial properties loans, Bank of Yokohama evaluates the credit risk of facilities based on the risk sharing scheme of the projects, cash-flow projections and credit enhancements such as security arrangements of the project.

•	Borrower Risk Rating

Borrower risk rating is assigned to each borrower based on their financial positions. If the borrower is rated by external rating agencies, the external ratings are also taken into consideration before the internal risk rating is determined.

•	Facility Risk Rating

Facility risk rating focuses on the credit risk of the facility on a standalone basis and is assigned to each credit facility with credit enhancements such as collateral and guarantees taken into consideration.

•	Portfolio Management

Credit facilities which are not individually significant are grouped together based on their risk characteristics and managed on a portfolio basis. The type of credit facilities, risk profile of borrowers and historical payment patterns are the main indicators used by Bank of Yokohama to appropriately categorize borrowers.

(2)	Self-Assessment

As a Japanese bank, Bank of Yokohama has to conduct a so-called “self-assessment on quality of assets” as required in the “Inspection Manual for Deposit-Taking Institutions” (“Inspection Manual”) issued by the FSA.

Such self-assessment calls for examining individual loan assets held by a financial institution and categorizing them according to the degree of risk of default and impairment of the asset value. Self-assessment, conducted by financial institutions themselves, is not only a means for the institutions to manage credit risk but also to quantify the appropriate write-offs and loan loss provisions, as necessary.

Under the self-assessment procedure, Bank of Yokohama first classifies borrowers into the groups listed below based on their financial strength and other relevant considerations. Credit facilities, including off-balance sheet items, are then classified into four categories after taking into consideration the borrower rating and the effects of credit enhancements, if any.

This process of categorization of borrowers and credit facilities is referred to as the self-assessment procedure, which is integrated with the internal rating system of each institution.

Based on the Inspection Manual, borrowers are classified into the following categories:

Classification	Definition
Normal	A “normal” borrower has strong results and no particular problems with its financial position.
Needs attention	A “needs attention” borrower has problems with lending conditions (i.e., waivers, reductions, or deferrals of interest), has problems with fulfillment (i.e., de facto arrears on principal or interest payments), has poor results or is unstable, has problems with its financial position, or otherwise requires special attention in future management.

Classification	Definition
Needs special attention	For borrowers, among those needs attention, which have their contractual lending terms restructured, resulting in a concession or generally have overdue payments for more than three months.
In danger of bankruptcy	An “in danger of bankruptcy” borrower is not bankrupt now but is facing business difficulties and has failed to make adequate progress on its business improvement plan, etc., such that there is a large possibility of it falling into bankruptcy in the future (this includes borrowers that are receiving support from financial institutions, etc.). Specifically, an “in danger of bankruptcy” borrower is continuing in business now but is already in de facto insolvency, with its business results markedly depressed and its debt service in arrears so that there are serious concerns about its final repayment of principal and interest. In other words, these are borrowers with a high likelihood of generating losses for the institution and a large potential to go bankrupt in the future.
De facto bankrupt	A “de facto bankrupt” borrower is not yet legally and formally bankrupt, but is in serious business difficulties from which it is considered impossible to rebuild. In other words, the borrower is just about bankrupt. Specifically, this refers to borrowers who are still formally in business but whose financial position includes large amounts of non-performing assets or excessive borrowings compared to the borrower’s ability to repay. The borrower has effectively been in serious insolvency for a considerable period of time and has no hope of business improving or the borrower has taken large losses from a natural disaster, accident, rapid change in business conditions or the like (or similar events have occurred), has no hope of rebuilding, and has in effect been in arrears for a prolonged period of time in its payments of principal and interest.
Bankrupt	A “bankrupt” borrower is legally and formally bankrupt. This would include bankruptcy, liquidation, corporate reorganization, civil-rehabilitation, composition, and deposition by suspension of business in the clearing house.

Self-assessment procedures are the basis for determining the appropriate level loan loss provisions or write-off, if necessary.

The relationship between borrower category under the self-assessment system and the internal rating system implemented at Bank of Yokohama is summarized as below:

Summary of Risk Management Policy and Procedures and Mitigation of Credit Risk

When assessing the credit risk of facilities, Bank of Yokohama examines the purpose of facilities and borrowers’ repayment capabilities. Cash flows from the borrower’s business operations are the starting point for this assessment. Credit enhancements such as collateral, guarantees and deposits pledged are also taken into consideration, but are not a critical factor in assessing the creditworthiness of the facilities. Currently, Bank of Yokohama does not use credit derivatives to manage its credit risk.

The types of collateral that are acceptable to Bank of Yokohama include deposits, securities, finance receivables and real estates that meet the requirements established by Bank of Yokohama. The types of guarantors that are acceptable by Bank of Yokohama include governmental entities, financial institutions and corporations with good internal credit ratings.

For residential mortgage loans, the Loan-to-Value (“LTV”) ratio is used as the primary management indicator. LTV is calculated as the ratio of the gross amounts of loans to the value of residential properties. The value of collateral is based on the valuation at loan origination and is updated regularly when loan repayments become overdue.

In the case of corporate borrowers, Bank of Yokohama assesses the credit exposure after taking into consideration the pledged deposits from borrowers. Only term deposits, including those denominated in foreign currencies, are considered because other types of deposits such as deposits on demand and negotiable certificate of deposits have no determinable maturities and can be readily withdrawn. In addition, installment term deposits are not considered as it is difficult to estimate the duration of such deposits.

For derivatives transactions entered into in accordance with a Credit Support Annex (“CSA”), as published by the International Swaps and Derivatives Association, Inc. (“ISDA”), collateral is exchanged based on the aggregated fair value of the outstanding derivative contracts to mitigate the credit risk. A downgrade of Bank of Yokohama’s credit rating may trigger a call for additional collateral from Bank of Yokohama. Especially when entering into derivatives and other financial instruments with long maturities with financial institutions, the credit risk associated with these financial instruments is managed based on the specific policies that outline the collateral required and collateral valuation. The collateral and its valuation are regularly monitored. A trigger alert system is also established in the event of downgrades of the borrowers’ credit quality.

Unquoted equity securities are monitored as credit related assets, as such instruments are generally not exposed to significant market risks and they are excluded from the analysis of market risk exposures.

There were no financial or non-financial assets obtained by Bank of Yokohama during years ended March 31, 2016 and 2015 by taking possession of collateral it holds as security or calling on other credit enhancements.

Maximum Credit Exposures before Collateral or Other Credit Enhancements

Bank of Yokohama’s credit exposure arises mainly from its loans and advances. The table below presents the maximum credit exposure at March 31, 2016 and 2015, before taking into consideration the amount of collateral held or other credit enhancements:

	At March 31,
	2016	2015
	(Millions of yen)
Loans and advances	¥10,033,886	¥9,857,034
Securities (of which)	1,771,836	2,016,485
Financial assets held for trading other than derivatives — debt securities	11,541	14,599
Investment securities — debt securities	1,731,356	1,966,392
Investment securities — unquoted equity securities	28,939	35,494
Derivative financial assets	62,838	48,579
Other (1) (of which)	2,217,737	2,477,964
Deposits with banks	1,948,068	2,201,049
Call loans	269,669	276,915
Off-balance sheet items (2)	2,005,948	1,982,642

Total	¥16,092,245	¥16,382,704

(1)	No impairment was recognized at March 31, 2016 and 2015.
(2)	Off-balance sheet items include loan commitments and financial guarantees. See Note 34 to the audited consolidated financial statements, included elsewhere in this annual report.

Certain items are included as “other assets” in the Statement of Financial Position, which meet the definition of financial instruments in accordance with IAS39, but are not included in the table above. No significant credit risks are identified for such instruments. For those instruments, their carrying amount approximates the maximum credit exposure Bank of Yokohama is exposed to.

Concentration of Credit Risk

The tables below present Bank of Yokohama’s credit exposure at March 31, 2016 and 2015 by industry. Credit exposure to foreign borrowers is also presented.

	Loans and advances	Off-balance sheet items (1)	Securities	Total	Percentage
	(Millions of yen, except percentages)
At March 31, 2016
Manufacturing	¥922,097	¥440,647	¥33,851	¥1,396,595	10.20%
Agriculture and forestry	2,229	904	16	3,149	0.02%
Fishery	5,284	4,129	—	9,413	0.07%
Mining and quarrying of stone and gravel	4,167	416	—	4,583	0.03%
Construction	223,488	84,470	16,071	324,029	2.37%
Electricity, gas, heat supply, and water	30,814	10,405	1,084	42,303	0.31%
Information and communications	84,683	23,844	3,597	112,124	0.82%
Transport and postal activities	319,423	89,853	15,496	424,772	3.10%
Wholesale and retail trade	801,614	293,551	24,363	1,119,528	8.18%
Finance and insurance	205,089	107,782	190,157	503,028	3.67%
Real estate, Goods rental and leasing	2,749,449	179,653	14,490	2,943,592	21.50%
Other services	782,061	354,801	19,993	1,156,855	8.45%
Government, including local	305,263	208,820	875,935	1,390,018	10.15%
Residential loan	3,115,504	—	—	3,115,504	22.76%
Other	556,283	206,673	383,106	1,146,062	8.37%

Total domestic exposures	10,107,448	2,005,948	1,578,159	13,691,555	100.00%
Overseas	17,208	—	193,677	210,885
Allowance for loan losses	(90,770)	(1,053)	—	(91,823)

Total carrying amount	10,033,886	2,004,895	1,771,836	13,810,617

	Loans and advances	Off-balance sheet items (1)	Securities	Total	Percentage
	(Millions of yen, except percentages)
At March 31, 2015
Manufacturing	¥894,619	¥456,484	¥47,809	¥1,398,912	10.20%
Agriculture and forestry	2,725	889	30	3,644	0.03%
Fishery	5,477	5,199	—	10,676	0.08%
Mining and quarrying of stone and gravel	4,524	429	—	4,953	0.04%
Construction	230,906	77,445	17,392	325,743	2.37%
Electricity, gas, heat supply, and water	25,748	7,346	2,633	35,727	0.26%
Information and communications	68,770	19,100	5,424	93,294	0.68%
Transport and postal activities	312,878	86,411	32,318	431,607	3.15%
Wholesale and retail trade	812,049	280,014	35,952	1,128,015	8.23%
Finance and insurance	197,839	147,029	220,325	565,193	4.12%
Real estate, Goods rental and leasing	2,632,584	174,847	18,394	2,825,825	20.61%
Other services	747,119	337,878	27,673	1,112,670	8.11%

	Loans and advances	Off-balance sheet items (1)	Securities	Total	Percentage
	(Millions of yen, except percentages)
Government, including local	244,688	184,900	970,049	1,399,637	10.21%
Residential loan	3,201,765	—	—	3,201,765	23.35%
Other	550,499	204,671	417,956	1,173,126	8.56%

Total domestic exposures	9,932,190	1,982,642	1,795,955	13,710,787	100.00%
Overseas	16,835	—	220,530	237,365
Allowance for loan losses	(91,991)	(1,244)	—	(93,235)

Total carrying amount	9,857,034	1,981,398	2,016,485	13,854,917

(1)	Off-balance sheet items include financial guarantees and loan commitments. Among the financial guarantees issued and outstanding, a provision in accordance with IAS 37 for ¥759 million and ¥1,018 million was recorded at March 31, 2016 and 2015, respectively. In the statement of financial position, these provisions are included in “Other liabilities”, and in the tables above these provisions are presented as “Allowance for loan losses”. Similarly, a provision for loan commitments for ¥294 million and ¥226 million at March 31, 2016 and 2015, respectively, are included in “Allowance for loan losses” in the tables above.

Bank of Yokohama enters into derivative transactions mainly to facilitate customer demands, but also for risk management purposes (i.e. to mitigate risk to a tolerable level). Customer transactions are entered into when adequate credit risk mitigation is in place, such as the receipts of collateral. As a result, the credit risk inherent in derivative transactions is limited. Among customer transactions, approximately 32.6% are from the real estate and leasing industries. No concentration of credit risk is identified for other industries.

		Market transactions (1)
	Customer transactions	Domestic	Overseas	Total carrying amount
	(Millions of yen)
At March 31, 2016	¥29,766	¥17,263	¥15,809	¥62,838
At March 31, 2015	22,077	10,165	16,337	48,579

(1)	Transactions with financial institutions, including insurance companies.

Loans and Advances

Loans and advances at March 31, 2016 and 2015 comprised the following:

	At March 31,
	2016	2015
	(Millions of yen)
(a) Neither past due nor impaired	¥9,819,929	¥9,651,096
(b) Past due but not impaired	13,227	18,762
(c) Impaired	291,500	279,167

Gross loans and advances	10,124,656	9,949,025
Deduct: Allowance for loan losses
Individually assessed	(30,519)	(31,311)
Collectively assessed	(60,251)	(60,680)

Loans and advances, net	10,033,886	9,857,034

Impairment losses (reversals) for the period	2,796	(6,033)

Bank of Yokohama closely monitors the loans and advances that are deemed to be impaired. Loans to borrowers that are classified as “Bankrupt”, “De facto bankrupt”, “In danger of bankruptcy” and “Needs special attention” are regarded as impaired as financial conditions of these borrowers have deteriorated significantly to affect their repayment capabilities. In addition, borrowers that are classified as “Needs attention,” but have their contractual lending terms restructured may be assessed as impaired when Bank of Yokohama considers that there is objective evidence of impairment. For the detail of self-assessment, see “Credit Risk Management”.

(a)	Loans and Advances: Neither Past Due nor Impaired

Loans and advances that are neither past due nor impaired at March 31, 2016 and 2015 are presented as follows:

	Loans and advances
	Wholesale	Retail	Total
	(Millions of yen)
At March 31, 2016
Normal	¥5,344,912	¥3,610,472	¥8,955,384
Needs attention	764,927	99,618	864,545

Sub-total	6,109,839	3,710,090	9,819,929
Allowance for loan losses	(10,923)	(4,158)	(15,081)

Carrying amount	6,098,916	3,705,932	9,804,848

At March 31, 2015
Normal	¥5,130,618	¥3,667,494	¥8,798,112
Needs attention	759,347	93,637	852,984

Sub-total	5,889,965	3,761,131	9,651,096
Allowance for loan losses	(7,587)	(4,354)	(11,941)

Carrying amount	5,882,378	3,756,777	9,639,155

(b)	Loans and Advances: Past Due but not Impaired

Loans and advances that are past due by less than 90 days are not considered impaired, in general, unless other information about the credit facilities indicate otherwise. Loans and advances that are past due but not impaired, at March 31, 2016 and 2015 are presented as follows:

	Loans and advances
	Wholesale	Retail	Total
	(Millions of yen)
At March 31, 2016
Past due up to a month	¥276	¥4,616	¥4,892
Past due over a month but less than three months	1,640	6,658	8,298
Over three months	27	10	37

Sub-Total of which	1,943	11,284	13,227
Normal	767	4,070	4,837
Needs attention	1,176	7,214	8,390

Allowance for loan losses	(31)	(742)	(773)

Carrying amount	1,912	10,542	12,454

At March 31, 2015
Past due up to a month	¥4,291	¥6,768	¥11,059
Past due over a month but less than three months	1,008	6,639	7,647
Over three months	56	—	56

	Loans and advances
	Wholesale	Retail	Total
	(Millions of yen)
Sub-Total of which	5,355	13,407	18,762
Normal	783	5,474	6,257
Needs attention	4,572	7,933	12,505

Allowance for loan losses	(61)	(716)	(777)

Carrying amount	5,294	12,691	17,985

(c)	Loans and Advances: Impaired

Loans and advances that are assessed to be individually impaired at March 31, 2016 and 2015 are presented as follows:

	Loans and advances
	Wholesale	Retail	Total
	(Millions of yen)
At March 31, 2016
Gross loans and advances	¥209,624	¥81,876	¥291,500
Allowance for loan losses	(54,674)	(20,242)	(74,916)

Carrying amount	154,950	61,634	216,584

Fair value of the collateral	115,951	52,518	168,469

At March 31, 2015
Gross loans and advances	¥196,172	¥82,995	¥279,167
Allowance for loan losses	(56,780)	(22,493)	(79,273)

Carrying amount	139,392	60,502	199,894

Fair value of the collateral	97,768	50,530	148,298

Bank of Yokohama’s collateral obtained from borrowers comprises mainly properties. The effect of collateral as a credit enhancement to mitigate the credit risk exposure is calculated as the lower of the outstanding loan amount and the collateral value, on an individual loan basis.

Securities

Securities held by Bank of Yokohama at March 31, 2016 and 2015 are analyzed in the following table based on Standard & Poor’s credit ratings or other equivalent rating agencies:

	Financial assets held for trading other than derivatives — debt securities	Investment securities
		Debt securities	Unquoted equity securities	Total
	(Millions of yen)
At March 31, 2016
AAA to AA –	¥—	¥334,344	¥—	¥334,344
A+ to A –	7,014	1,205,468	—	1,212,482
BBB+	—	—	—	—
BBB to BBB –	—	—	—	—
Under BBB –	—	—	—	—
Not rated	4,527	191,544	28,939	225,010

Total	¥11,541	¥1,731,356	¥28,939	¥1,771,836

Impairment losses (reversals) for the period	—	(753)	2,093	1,340

	Financial assets held for trading other than derivatives – debt securities	Investment securities
		Debt securities	Unquoted equity securities	Total
	(Millions of yen)
At March 31, 2015
AAA to AA –	¥2,818	¥1,570,609	¥—	¥1,573,427
A+ to A –	—	149,736	—	149,736
BBB+	—	206	—	206
BBB to BBB –	—	—	—	—
Under BBB –	—	—	—	—
Not rated	4,781	245,841	35,494	286,116

Total	¥7,599	¥1,966,392	¥35,494	¥2,009,485

Impairment losses for the period	—	759	131	890

Commercial paper presented as trading assets are not included in the table above because the rating categories applied are different from other debt securities. There was no significant credit risk for commercial paper as the issuers were all companies with high credit ratings. The carrying amounts of commercial paper at March 31, 2016 and 2015 were ¥nil and ¥7,000 million, respectively.

Derivatives

Derivative instruments held by Bank of Yokohama at March 31, 2016 and 2015 are presented below based on borrower ratings assigned by it in accordance with the self-assessment:

	At March 31,
	2016	2015
	(Millions of yen)
Normal	¥58,339	¥45,351
Needs attention	4,349	3,102
Lower than above	150	126

Total	¥62,838	¥48,579

The credit risk associated with the derivative financial instruments are adequately reflected in the valuation of these instruments in the form of adjustments for both the counterparty risks for derivative assets and Bank of Yokohama’s own credit risk for derivative liabilities.

Offsetting Financial Assets and Financial Liabilities

The tables below present financial assets and financial liabilities at March 31, 2016 and 2015 that:

•	are offset in Bank of Yokohama’s statement of financial position; or

•	are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, irrespective of whether they are offset in the statement of financial position.

Similar agreements include derivative clearing agreements and global master securities lending agreements. Similar financial instruments include derivatives and securities borrowing and lending agreements. Financial instruments such as loans and deposits are not disclosed in the tables below unless they are offset in the statement of financial position.

The ISDA and similar master netting arrangements do not meet the criteria for offsetting in the statement of financial position. This is because they create for the parties to the agreement a right of set-off of recognized amounts that is enforceable only following an event of default, insolvency or bankruptcy of Bank of Yokohama or the counterparties or following other predetermined events. In addition, Bank of Yokohama and its counterparties do not intend to settle on a net basis or to realise the assets and settle the liabilities simultaneously.

Bank of Yokohama receives and provides collateral in the form of cash and marketable securities in respect of the following transactions:

•	derivatives;

•	securities lending transactions.

Such collateral is subject to standard industry terms including, when appropriate, an ISDA Credit Support Annex. This means that securities received/provided as collateral can be pledged or sold during the term of the transaction, but have to be returned on maturity of the transaction. The terms also give each party the right to terminate the related transactions on the counterparty’s failure to post collateral.

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements are as follows:

	Types of financial instruments
	Financial assets	Financial liabilities
	Derivatives instruments	Derivatives instruments	Cash collaterals on securities lent	Total
	(Millions of yen)
At March 31, 2016
Gross amounts recognized	¥28,921	¥43,461	¥111,856	¥155,317
Gross amounts of recognized financial instruments offset in the consolidated statement of financial position	—	—	—	—
Net amounts included in the consolidated statement of financial position	28,921	43,461	111,856	155,317
Related amounts not offset in the consolidated statement of financial position
Financial instruments, including non-cash collateral	25,699	25,699	111,856	137,555
Cash collateral	—	15,495	—	15,495

Net amounts	3,222	2,267	—	2,267

At March 31, 2015
Gross amounts recognized	¥23,032	¥35,183	¥247,652	¥282,835
Gross amounts of recognized financial instruments offset in the consolidated statement of financial position	—	—	—	—
Net amounts included in the consolidated statement of financial position	23,032	35,183	247,652	282,835
Related amounts not offset in the consolidated statement of financial position
Financial instruments, including non-cash collateral	22,643	22,643	247,652	270,295
Cash collateral	—	5,104	—	5,104

Net amounts	389	7,436	—	7,436

The gross amounts of financial assets and financial liabilities and their net amounts disclosed in the above tables have been measured in the statement of financial position on the following bases:

•	derivative assets and liabilities — fair value;

•	assets and liabilities resulting from securities lending transactions — amortized cost.

Market Risk

Market risk is the risk that changes in market prices, such as interest rates, equity prices and foreign exchange rates, etc. will affect Bank of Yokohama’s income or the value of its holdings of financial instruments. With the advancements in financial engineering of derivatives and similar instruments and increasing diversity of customer demands, there are higher market risks associated with the products and services offered by Bank of Yokohama.

As a result, it is critical to manage such risks in order to balance profitability and operational soundness. More specifically, Bank of Yokohama proactively manages the interest rate risk, foreign exchange risk and price change risk during the Asset Liability Management (“ALM”) process.

The risk limits and the warning trigger points are reviewed and determined semiannually during ALM meetings, with the participation of Directors, based on Bank of Yokohama’s overall risk tolerance limits as well as capital allocations to market risk.

In addition, to promptly detect and respond to potential drastic market shifts, Bank of Yokohama has the risk review point mechanism, which encourages risk communication among management and across the organization.

The front office (the Financial Market Department) is independent from the middle office (the Risk Management Department) and back office (Operations Planning and Administration Department) functions, to ensure proper segregation of duties. Middle office is responsible for market risk management, understanding the transactional risk-returns profile and monitoring both front and back offices.

The Directors meet regularly at Market Opinion Exchange meetings to analyze economic and market trends and share relevant information effectively and efficiently. In addition, the middle office also prepares daily reports to management, which includes information on risk exposure and corresponding profit or loss accounts.

Market Operations aims for a reasonable investment return within the risk limit framework and are segregated into Trading Operations and Banking Operations. Trading Operations is profit-oriented and focuses on short-term transactions that take advantage of price fluctuations and arbitrage opportunities.

Highly leveraged products are not allowed and financial instruments held in trading accounts are mainly Japanese Government Bonds (“JGBs”), JGB futures, interest rate swaps and interest rate futures. The rest of Market Operations consists of Banking Operations, which enters into market transactions to manage risk exposures in the banking business.

Currently, Bank of Yokohama utilizes both VaR using historical simulations and BPV to quantify the market risks that Bank of Yokohama is exposed to. Regular stress testing is performed for those market risks that would not be fully captured under the VaR approach. The stress testing incorporates hypothetical scenarios such as large market fluctuations, liquidity crunches, and those scenarios that address the limitations for the quantification methods of market risks and historical situations.

Technique for Assessing Market Risks

Bank of Yokohama uses various methods to assess and quantify market risks, including but not limited to VaR and BPV. VaR is a statistical risk management technique that monitors and quantifies the risk level Bank of

Yokohama is exposed to by measuring the maximum amount of loss over a specified time horizon with a given confidence level. In principle, all financial instruments held by Bank of Yokohama are under the scope of VaR-based quantitative analysis. To confirm the accuracy, adequacy and effectiveness of VaR calculations (i.e. the model applied and inputs used), Bank of Yokohama continuously conducts back-testing where the VaR is compared with hypothetical losses where Bank of Yokohama cannot liquidate the portfolio as at the assessment date for a certain time horizon. VaR statistics can be materially different across firms due to differences in portfolio composition, differences in VaR methodologies, and differences in model parameters.

VaR Summary

Bank of Yokohama applies the historical simulation method, with a 99.9% confidence level and a 1,250-day observation period, to calculate VaR. Holding period is set at ten days for trading portfolios, but at various holding periods for banking portfolio depending on the type of financial instruments and the periods which best represent the time necessary to unwind the position. The holding periods utilized for banking portfolios mainly ranged from one month to one year.

In quantifying the interest rate risk for banking portfolios, Bank of Yokohama takes into consideration the core deposits, which are deemed to be multi-layered term deposits with maturity of less than five years (average of two and a half years) for risk management purposes. Core deposits refer to deposits that are unlikely to be withdrawn, but are contractually deposits on demand.

The following is a summary of the VaR position of Bank of Yokohama’s banking and trading portfolios at March 31, 2016 and 2015:

	Banking portfolios			Trading portfolios
	Interest risk and foreign exchange risk (1)	Price change risk for securities	Overall (3)
	(Billions of yen)
For the year ended at March 31, 2015
Average (2)	¥35.6	¥64.3	¥99.9	¥0.11
Max (2)	39.5	74.8	108.5	0.15
Min (2)	31.4	56.1	90.8	0.07
At March 31, 2015	30.3	73.4	103.7	0.06

For the year ended at March 31, 2016
Average (2)	¥39.6	¥81.3	¥120.9	¥0.08
Max (2)	44.4	86.5	130.3	0.13
Min (2)	34.2	76.2	110.4	0.05
At March 31, 2016	30.1	85.6	115.7	0.04

(1)	Debt securities with quoted prices are exposed to price change risk. Although the quoted price of a debt security is influenced by interest rates, other factors including credit risk and market preference (e.g. mismatch between supply and demand) may also cause a change in price.

Bank of Yokohama considers the interest rate risk of debt securities with quoted prices as a component of the securities’ price change risk, and therefore does not independently capture and analyze interest rate risk of debt securities with quoted prices in the calculation of VaR.

(2)	Average, maximum and minimum values presented in the table above are calculated based on the monthly average VaR. The table above does not include unquoted equity securities or other financial instruments where market prices are not readily available. Non-marketable equity securities are analyzed as credit-related assets as mentioned in Note 3.2 to the audited consolidated financial statements, included elsewhere in this annual report.

(3)	The column “overall” shows the VaR of the portfolio as a whole, combining interest rate risk and price change risk. The maximum/minimum/average risk exposures shown in the table above are calculated independently from each other, i.e. they are not necessarily of the same measurement month. Maximum/minimum/average risk exposures for the portfolio as a whole (“overall”) does not necessarily agree with the sum of maximum/minimum/average risk exposures for each risk component.

Liquidity Risk

Liquidity risk is the risk that Bank of Yokohama will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial assets. The basic business model of banks is to procure short-term funding such as deposits and invest in long-term loans and debt securities. It is therefore critical to manage liquidity risk to maintain a stable supply of funding to customers.

In addition, the shortage of liquidity will have a significant impact on the financial system and regional economy as well as induce other systemic risks. Bank of Yokohama has established Liquidity Risk Management Principles and other policies to manage day-to-day liquidity risk and in the event of an unexpected liquidity shortage.

In order to facilitate stable funding on a daily basis and prepare for emergency cash outflows, the cash outflow forecasts are reviewed and the adequacy of highly liquid assets to meet such contractual obligations are ensured at the ALM meeting, once in six months. The Risk Management Department monitors and ensures the adequacy of funding on a daily basis.

In addition to the ALM meetings, weekly Market Risk Expert meetings are also held to deliberate the impact to Bank of Yokohama’s liquidity risk position due to fluctuations in market interest rates, foreign exchange rates and other relevant market conditions. In the rare event of liquidity distress due to drastic changes in market conditions, Liquidity Risk Emergency meetings will be called to immediately collect and compile the necessary information to enable prompt decision making and response to the threat.

The tables below set out the remaining contractual maturities of Bank of Yokohama’s financial liabilities at March 31, 2016 and 2015. Financial instruments which have no stated maturity, but can be put or withdrawn by the holder at anytime, are regarded by Bank of Yokohama as on demand and categorized into the “less than 3 months” category.

Contractual cash flows include both principal and interest. If early termination options are included in the financial instruments, such options are regarded as exercised at the earliest date allowed for financial liabilities.

For derivatives, cash inflows and cash outflows are separately presented as if settled on a gross basis. Liabilities with call features are shown at the earliest legally exercisable call date. All trading positions other than derivatives are deemed to be on-demand due to their short-term nature.

	Carrying amount	Financial instruments included		Less than 3 months	Less than 6 months	Less than a year	Less than 5 years	Over 5 years
	(Millions of yen)
At March 31, 2016
Financial liabilities
Deposits	¥12,818,405	¥12,818,405		¥10,566,857	¥614,541	¥879,738	¥744,485	¥16,084
Call money	126,364	126,364		125,842	522	—	—	—
Cash collateral on securities lent	111,856	111,856		111,856	—	—	—	—
Derivative financial liabilities	46,566	46,117
Net settlement	42,414	42,414		2,444	2,216	5,295	25,770	7,526
Gross settlement (inflow)	4,152	3,703	(1)	(159,169)	(16,642)	(2,343)	(7,816)	—
Gross settlement outflow				161,551	16,943	2,862	8,504	—
Borrowings (2)	921,639	921,639		38,809	49,676	72,399	711,172	53,419
Other liabilities	243,611	237,097		236,820	—	—	—	277
Financial guarantees	—	—		61,514	—	—	—	—
Loan commitments	—	—		1,944,434	—	—	—	—

Total	¥14,268,441	¥14,261,478		¥13,090,958	¥667,256	¥957,951	¥1,482,115	¥77,306

At March 31, 2015
Financial liabilities
Deposits	¥12,232,493	¥12,232,493		¥9,963,330	¥592,733	¥905,791	¥759,825	¥14,247
Call money	777,300	777,300		777,300	—	—	—	—
Cash collateral on securities lent	247,652	247,652		217,563	30,089	—	—	—
Derivative financial liabilities	43,624	43,184
Net settlement	31,325	31,325		2,536	2,396	4,363	18,713	4,176
Gross settlement (inflow)	12,299	11,859	(1)	(384,292)	(36,407)	(2,871)	(11,212)	—
Gross settlement outflow				392,703	37,265	3,556	12,945	—
Borrowings	811,282	811,282		77,594	42,068	50,398	587,701	60,354
Other liabilities	219,050	179,000		178,720	—	—	—	280
Financial guarantees	—	—		68,244	—	—	—	—
Loan commitments	—	—		1,914,398	—	—	—	—

Total	¥14,331,401	¥14,290,911		¥13,208,096	¥668,144	¥961,237	¥1,367,972	¥79,057

(1)	Certain exotic derivatives, for which cash flows are difficult to estimate, are excluded from the analysis above as their contractual maturity is not essential to understand the actual timing of the cash flows of the instruments.
(2)	Subordinated perpetual borrowings of ¥41,000 million from Yokohama Preferred Capital Cayman Limited (“YPCC”), an associate of the Bank, were fully repaid on July 25, 2016. For further details, see Note 37 (c) to the audited consolidated financial statements, included elsewhere in this annual report.

Asset Liability Management Mechanism

Given ALM’s critical importance to Bank of Yokohama’s risk management framework, Bank of Yokohama’s ALM meetings directly involve members of the management team. During the ALM meetings, management is presented with forecasts of market rates, business performance analysis and risk analysis information such as gap analysis, simulations, BPV and VaR. Market Departments and Operation Departments discuss from their respective standpoints and resolve critical issues relating to risk management and return optimization.

In addition to the monthly ALM meetings, Bank of Yokohama’s ALM mechanism also incorporates mini-ALM meetings, which are held monthly. The agenda and materials for these meetings will be discussed and shared among the heads of the relevant departments via email with the points of discussion to be resolved during the meetings. Market Risk Expert meetings, as mentioned in Note 3.4 to the audited consolidated financial statements included elsewhere in this annual report, are held weekly to deliberate the impact to Bank of Yokohama’s risk positions due to fluctuations in market interest rates, foreign exchange rates and equity prices. Weekly Market Prediction meetings are held to share information and predictions about macroeconomic conditions, financial market trends, market interest rates and foreign exchange rates.

Operational Risk

Operational risk is the risk of direct or indirect loss arising from a wide variety of causes associated with Bank of Yokohama’s processes, personnel, technology and infrastructure and from external factors other than credit, market or liquidity risks. Bank of Yokohama’s businesses, products and services offered have evolved to become highly complex due to the diverse customer demands in the region. Bank of Yokohama strives to fine-tune its administration systems and operation flows to achieve efficiency and improve profitability. Bank of Yokohama has identified five sources of operational risks, namely administrative risk, system risk, legal risk, tangible assets risk and human resource risk, as defined in Note 3.1 to the audited consolidated financial statements, included elsewhere in this annual report. To manage these risks holistically, Bank of Yokohama has established Operational Risk Management Principles to heighten internal control procedures. To address operational soundness and customer protection, Bank of Yokohama aims to understand and effectively manage operational risks through the minimization of both the amount and frequency of operational losses.

Operational risks can occur in all of Bank of Yokohama’s operations and evolve with societal and demographic changes. Unprecedented events may occur as a result. Bank of Yokohama identifies the operational risks it is exposed to across all operational process, products and systems, etc. and mitigates such risks based on their specific nature. Risk & Control Self-Assessment (“RCSA”) is implemented to regularly evaluate the effectiveness of the controls in operational risk management process. Bank of Yokohama uses the results of the RCSA to identify significant issues, areas for improvement and to recalibrate the operational risk management program. RCSA also covers those potential risks that have yet to occur and ranks them according to their relative importance to Bank of Yokohama in order to simultaneously manage such risks.

Operational Risks meetings, with the participation of Directors, are held regularly to discuss bank-wide management topics relating to operational risks and to deliberate the measures to mitigate such risks.

Administrative Risk Management

Bank of Yokohama has established Administrative Risk Management Principles to outline the basic principles and procedures with regard to administrative risk. The Corporate Administration Department is responsible for the enhancement of the internal environment based on those principles and procedures. Information about administrative exceptions that have occurred is compiled and analyzed to prevent their recurrence. Customer feedback is also taken into consideration as part of Bank of Yokohama’s effort to mitigate administrative risk and uphold service excellence.

System Risk Management

Bank of Yokohama has established various policies and procedures in order to protect customer information and computer systems. These policies and procedures include Security Policies, Security Standards and System Risk Management Principles. The IT Department is in charge of strengthening Bank of Yokohama’s risk management mechanism with regard to system risk based on these policies and procedures. Specifically, information and computer systems are categorized into three levels and managed according to their importance in order to effectively manage system risk.

In accordance with Financial Institution Computer System Security Principles, Bank of Yokohama regularly conducts business continuity exercises to prepare for the event of online system failure or malfunction. These exercises aim to educate and train employees in crisis management as well as the speedy recovery of the systems. Back-up centers are also established for online systems in case of large-scale natural disasters.

In addition to the above, Bank of Yokohama strives to strengthen the bank-wide risk management framework on cyber security threats.

Along with the rest of the industry, Bank of Yokohama faces ongoing threats, such as data theft, disruption of service and cyber fraud, all of which may result in financial loss as well as significant reputational damage which could adversely affect customer and investor confidence in Bank of Yokohama. Bank of Yokohama has not experienced any material losses relating to cyber attacks or other information security breaches.

Bank of Yokohama has established the Computer Security Incident Response Team (the “CSIRT”) within the IT Department, aiming to mitigate the threat of cyber attacks and enhance protective measures.

The CSIRT periodically reports their activities and strategies to the Risk Management Department and Operational Risk Committee to ensure that Bank of Yokohama’s cyber security measures are sufficient and up to date. In the case of emergency, the CSIRT will investigate and remediate the damage and analyze the cause of the attack in cooperation with the Risk Management Department and external parties, including third-party service providers and governmental agencies.

Legal Risk Management

Bank of Yokohama established Legal Risk Management Principles to outline the treatment of a spectrum of legal issues that can occur at the head office and the branches. The Legal unit within the Corporate Administrative Department oversees such issues and provides guidance and solutions on important issues. In addition, updates or amendments to laws and regulations as well as recent case verdicts and other legal information are shared among all departments to minimize legal risk.

Tangible Assets Risk Management

Tangible assets risk arises from events such as natural disasters, terror attacks, misappropriation and other illegal activities. The Corporate Administration Department is responsible for mitigating such risks based on the “Tangible Assets Risk Management Principles and Prevention Manual” established by Bank of Yokohama.

Human Resource Risk Management

Bank of Yokohama has established Human Resource Risk Management Principles to handle issues such as employment disputes, workplace safety and other human resource related risks. Human Resource Department is responsible for managing such issues.

Reputational Risk Management

The Risk Management Department of Bank of Yokohama directly manages its reputational risk in accordance with Crisis Management Policies. The Corporate Social Responsibility Unit within the Corporate Planning Department is responsible for information gathering in the event of adverse news regarding Bank of Yokohama.

Risk Management in Overseas Branches

The Shanghai Branch of Bank of Yokohama has started Chinese Renminbi transactions from April 2014. Bank of Yokohama proactively collates information on the credit risks, market risks, liquidity risks and operational risks in association with this new operation. The China Strategy Committee meets monthly to deliberate on the issues and solutions from a bank-wide standpoint and aims to strengthen the risk management capabilities of overseas branches.

Crisis Management

In addition to the above-mentioned risk management mechanism, the Crisis Management Unit of the Risk Management Department prepares a Contingency Plan to outline the procedures Bank of Yokohama undertakes during unexpected social or market events such as natural disasters, system failure, epidemics, reputational risk, liquidity risks, etc. The Contingency Plan aims to ensure that the functioning of the financial system is undisrupted and downtime is minimized. The Crisis Management Committee is responsible for information collection, while the Emergency Response Unit, including the Natural Disaster Response Team and System Failure Response Team, etc., is responsible for the overall direction in the event of emergencies.

In addition, Bank of Yokohama established the Business Continuity Strengthening Committee to review its business continuity readiness and to organize periodic drills and exercises to enhance its responsiveness in the event of a bank or system failure.

Higashi-Nippon Bank

Introduction

Higashi-Nippon Bank categorizes its risk exposure from financial instruments into credit risk, market risks, liquidity risk and operational risks (including processing risks and IT risks). The below presents information about Higashi-Nippon Bank’s exposure to each of the above risks, its objectives, policies and processes for measuring and managing these risks, and its management of capital.

Risk Management Framework

The Board of Directors of the Bank has created Basic Policies with respect to each of the main types of risks that Higashi-Nippon Bank faces. The Board of Directors is responsible for overseeing Higashi-Nippon Bank’s risk management practices and risk management structure. In addition, the Risk Management Department and the departments responsible for each type of risk are responsible for strengthening its risk management structure and enhancing its risk management practices.

The Board of Directors has established the Asset-Liability Management (“ALM”) Committee and the Operational Risk Management (“ORM”) Committee as bodies to deliberate and decide on matters relating to specific business strategies, risk management and operations. The ALM Committee manages ALM-related risks such as credit risk, market risks and liquidity risk, while the ORM Committee manages operational risks such as processing risks and IT risks. Each committee manages risks across different divisions, that is, where the applicable risk arises and each committee reports directly to the Managing Directors’ Committee, which in turn reports to the Board of Directors.

Through the ALM Committee, which considers appropriate risk-taking for credit risk, market risks and liquidity risk to maximize net profit, Higashi-Nippon Bank seeks to build a cash management and funding structure that can adequately respond to business and market conditions. The ALM Committee holds monthly meetings to understand Higashi-Nippon Bank’s cash management and funding positions, evaluate credit, market and liquidity risks and comprehensively manage assets and liabilities.

The ORM Committee seeks to reduce operational risks such as processing and IT risks. Specifically, the Committee holds quarterly meetings to assess and consider preventive measures for potential causes of operational risks. Upon occurrence of any event which may result in an operational risk, the Committee deliberates the risks, analyzes the reason for the occurrence and considers preventive measures.

The Risk Management Department, which is the middle office that is independent of other departments, acts as the group-wide risks management coordinator. The Risk Management Department is also responsible for the monitoring of credit risk, market risks, liquidity risk and operational risks of Higashi-Nippon Bank, and reports directly to the ALM Committee, ORM Committee and Managing Directors’ Committee.

The Internal Audit Department, which operates independently of business departments, oversees how management monitors compliance with the Higashi-Nippon Bank’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by Higashi-Nippon Bank. The Internal Audit Department undertakes both regular and ad hoc reviews of risk management controls and procedures and reports the results to the Board of Directors.

For the group entities, Higashi-Nippon Bank has established rules for risk management on a consolidated basis, which require the group entities to report operationally significant matters to Higashi-Nippon Bank, thereby ensuring a uniform approach to risk management. In addition, Higashi-Nippon Bank performs a review of each group entities’ operations on a quarterly basis in order to understand the progress each entity is making in its respective business plan.

Credit Risk

Credit risk is the risk of financial loss to Higashi-Nippon Bank if a customer or counterparty of a financial instrument fails to meet its contractual obligations. Credit risk arises principally from Higashi-Nippon Bank’s loans and advances, and investments in debt securities. For risk management reporting purposes, Higashi-Nippon Bank manages credit risk considering and consolidating all elements of credit risk exposure, such as individual obligor’s default risk and sector risk.

In accordance with its Basic Policies on credit risk management, Higashi-Nippon Bank seeks to diversify its loan portfolio among small borrowers and conducts strict credit examinations through its credit rating system, which is based on decision-making authority standards and financial analysis systems. Higashi-Nippon Bank further monitors its credit portfolio in accordance with the Credit Portfolio Management Policy, which was introduced to manage credit concentration risk, and reports the status of its credit portfolio to the ALM and Managing Directors’ Committees. The head office of Higashi-Nippon Bank conducts trainings on loan operations at the branch level and conducts self-assessments on outstanding loans, in order to strengthen its risk management structure. Additionally, Higashi-Nippon Bank has introduced a credit risk quantification system to further refine its credit risk management practices, and utilizes the system to set interest rates corresponding to its credit risk and manages its overall credit portfolio.

Credit Risk Measurement

Credit Ratings

Higashi-Nippon Bank has established and maintains internal credit ratings for each corporate client or counterparty. The internal credit ratings are designed to be linked to external ratings designated by rating agencies, including Rating and Investment Information, Inc. (“R&I”), and Japan Credit Rating Agency, Ltd. (“JCR”). The following table sets forth the reconciliation between external ratings and internal ratings:

Internal rating	Classification of borrowers	External rating JCR	External rating R&I
1		AAA/AA	AAA/AA
2		A	A
3	Normal	BBB	BBB
4		BBB	BBB
5		BBB	BBB
6		BB	BB
7-1	Needs attention	BB	BB
7-2 7-3	Needs special attention	BB Below B	BB Below B
8	In danger of bankruptcy	Below B	Below B
9	De facto bankrupt Bankrupt	Below B	Below B

Self-Assessment

Higashi-Nippon Bank, as a Japanese bank, is required to categorize borrowers into groups based on the borrowers’ financial conditions and other factors before classifying loans and off-balance sheet instruments against borrowers, taking into account the risk of collection and risk of impairment. These categorization and classification process, which are commonly referred to as self-assessment procedures, are conducted in conjunction with the credit rating process. Through Higashi-Nippon Bank’s self-assessment procedures, borrowers are categorized into the following categories:

Classification	Definition
Normal	A “normal” borrower has strong results and no particular problems with its financial position.
Needs attention	A “needs attention” borrower has problems with lending conditions (i.e., waivers, reductions, or deferrals of interest), has problems with fulfillment (i.e., de facto arrears on principal or interest payments), has poor results or is unstable, has problems with its financial position, or otherwise requires special attention in future management.
Needs special attention	For borrowers, among those needs attention, which have their contractual lending terms restructured, resulting in a concession or generally have overdue payments for more than three months.
In danger of bankruptcy	An “in danger of bankruptcy” borrower is not bankrupt now but is facing business difficulties and has failed to make adequate progress on its business improvement plan, etc., such that there is a large possibility of it falling into bankruptcy in the future (this includes borrowers that are receiving support from financial institutions, etc.). Specifically, an “in danger of bankruptcy” borrower is continuing in business now but is already in de facto insolvency, with its business results markedly depressed and its debt service in arrears so that there are serious concerns about its final repayment of principal and interest. In other words, these are borrowers with a high likelihood of generating losses for the institution and a large potential to go bankrupt in the future.

Classification	Definition
De facto bankrupt	A “de facto bankrupt” borrower is not yet legally and formally bankrupt, but is in serious business difficulties from which it is considered impossible to rebuild. In other words, the borrower is just about bankrupt. Specifically, this refers to borrowers who are still formally in business but whose financial position includes large amounts of non-performing assets or excessive borrowings compared to the borrower’s ability to repay. The borrower has effectively been in serious insolvency for a considerable period of time and has no hope of business improving; or, the borrower has taken large losses from a natural disaster, accident, rapid change in business conditions or the like (or similar events have occurred), has no hope of rebuilding, and has in effect been in arrears for a prolonged period of time in its payments of principal and interest.
Bankrupt	A “bankrupt” borrower is legally and formally bankrupt. This would include bankruptcy, liquidation, corporate reorganization, civil-rehabilitation, composition, and deposition by suspension of business in the clearing house.

Credit Risk Quantification

Higashi-Nippon Bank quantifies the credit risk amount to ascertain the potential impact of losses that it is likely to incur from credit events in the coming year based on credit ratings and self-assessment results. The results of credit risk quantification are periodically analyzed based on the profitability, concentration of business sectors or borrowers, or capital adequacy, and they are regularly reported to the ALM Committee and Managing Directors’ Committee.

Certain investment securities including unlisted equity securities (“non-marketable equity securities”) are excluded from management’s scope of market risks because these securities are not traded and are not considered to have market risks. Instead, they are considered to have characteristics of credit risk.

Derivative Transactions

Higashi-Nippon Bank manages counterparty credit risk on derivatives based on current and potential credit exposures, and mitigates such risks by setting up credit limits for inter-bank transactions. In addition, counterparty credit risk is subject to the assessment of credit risk concentration and is controlled jointly with the credit risk of on-balance sheet items such as loans and advances.

Summary of Risk Management Policy and Procedures to Control Credit Risk

Higashi-Nippon Bank holds collateral and other credit enhancements against certain credit exposures to mitigate credit risk. Such collateral is assessed according to its nature and characteristics based on Higashi-Nippon Bank’s established rules and manuals and classified by type (i.e. real estate, deposit collateral, securities and commercial bills). In principle, the assessment of collateral for real estate is performed at least once a year by an internal department specialized in real estate assessment or external real estate appraisers.

In addition, eligible guarantees are considered as valid collateral for the purpose of credit risk mitigation. Guarantees are mainly segregated into (i) public guarantees such as credit guarantee corporations and governments, and (ii) guarantees received from other companies or individuals. These guarantees are also assessed based on external ratings, internal ratings or other elements set forth by Higashi-Nippon Bank’s credit policies.

Higashi-Nippon Bank did not possess any significant collateral held as security against loans and advances, nor did Higashi-Nippon Bank make any calls on credit enhancements at March 31, 2016 and 2015.

Maximum Credit Exposure without Taking Account of Any Collateral Held or Other Credit Enhancements

The table below represents the maximum credit exposure at March 31, 2016 and 2015 without taking into account any collateral held or other credit enhancements. As shown in the table below, Higashi-Nippon Bank’s credit exposure is mainly from loans and advances and investment securities.

	At March 31,
	2016	2015
	(Millions of yen)
On-balance sheet items:
Deposit with banks	¥65,032	¥81,631
Call loans	338	5,541
Derivative financial assets	323	281
Investment securities	363,313	356,525
Debt securities	361,527	354,041
Unlisted equity securities	1,786	2,484
Loans and advances	1,613,969	1,521,802
Off-balance sheet items:
Financial guarantees	1,818	2,148
Loan commitments	78,228	70,232

Total	¥2,123,021	¥2,038,160

In addition to the items outlined above, certain financial assets such as security deposits are included in “Other assets” on the consolidated statement of financial position. However, Higashi-Nippon Bank does not recognize any significant impairment losses and does not identify any significant credit risk among such financial assets. Maximum credit risk exposure from the financial assets included in “Other assets” approximates its carrying amount.

The off-balance sheet items represent the nominal amounts of undrawn loan commitments and financial guarantees. Substantially all financial guarantees and all loan commitments are held by financial institution and corporate counterparties classified as Normal, which are rated 1-6 based on Higashi-Nippon Bank’s self-assessment. Accordingly, Higashi-Nippon Bank does not identify any significant credit risk among such off-balance sheet items.

Concentration of Loans and Advances with Credit Exposure

The table below shows Higashi-Nippon Bank’s credit exposure of loans and advances by industry at March 31, 2016 and 2015.

As Higashi-Nippon Bank only has domestic operation, Higashi-Nippon Bank did not have any credit exposure of loans and advances from overseas operations at March 31, 2016 and 2015.

	At March 31,
	2016	2015
	(Millions of yen)
Domestic:
Real estate	¥573,186	¥540,857
Individuals	188,727	203,561
Wholesale trade	131,734	119,188
Manufacturing	113,906	105,189
Construction	111,616	96,197
Finance and insurance	88,719	78,571
Transport and postal activities	85,301	77,846
Other	334,473	319,869

Subtotal	1,627,662	1,541,278
Allowance for loan losses	(13,693)	(19,476)

Total	¥1,613,969	¥1,521,802

Loans and advances

Loans and advances by credit quality category at March 31, 2016 and 2015 were as follows:

	At March 31,
	2016	2015
	(Millions of yen)
(a) Neither past due nor impaired	¥1,564,328	¥1,469,178
(b) Past due but not impaired	4,062	6,221
(c) Impaired	59,272	65,879

Gross loans and advances	1,627,662	1,541,278
Allowance for loan losses:
Individually assessed	(3,760)	(6,804)
Collectively assessed	(9,933)	(12,672)

Loans and advances, net	1,613,969	1,521,802

Reversal of allowance for loan losses	(4,033)	(1,119)

Higashi-Nippon Bank closely monitors the loans and advances that are deemed to be impaired. Loans to borrowers that are classified as “Needs special attention” or below are regarded as impaired as financial conditions of these borrowers have deteriorated significantly to affect their repayment capabilities. In addition, borrowers that are classified as “Needs attention,” but have their contractual lending terms relaxed or significant financial difficulties may be assessed as impaired if Higashi-Nippon Bank considers that there is objective evidence of impairment. For the detail of self-assessment, see “Credit Risk Measurement”.

(a)	Loans and Advances: Neither Past due nor Impaired

Credit status of loans and advances that are neither past due nor impaired is assessed based on internal rating system as a portfolio basis. The following table shows the credit status of loans and advances that are neither past due nor impaired, at March 31, 2016 and 2015.

	Loans and advances
	Wholesale	Retail	Total
	(Millions of yen)
March 31, 2016
Normal	¥1,248,136	¥181,107	¥1,429,243
Needs attention	132,881	2,204	135,085

Subtotal	1,381,017	183,311	1,564,328
Allowance for loan losses	(1,687)	(79)	(1,766)

Carrying amount	1,379,330	183,232	1,562,562

March 31, 2015
Normal	¥1,147,587	¥196,218	¥1,343,805
Needs attention	123,224	2,149	125,373

Subtotal	1,270,811	198,367	1,469,178
Allowance for loan losses	(1,777)	(141)	(1,918)

Carrying amount	1,269,034	198,226	1,467,260

(b)	Loans and Advances: Past Due but not Impaired

Late processing and other administrative delays from borrowers could lead to financial assets being past due but not impaired. Loans and advances less than 90 days past due are not usually considered to be impaired, unless other information indicates otherwise.

The following table sets forth the credit status of loans and advances that are past due but not impaired, at March 31, 2016 and 2015.

	Loans and advances
	Wholesale	Retail	Total
	(Millions of yen)
March 31, 2016
Past due up to a month	¥1,861	¥956	¥2,817
Past due over a month but less than three months	627	618	1,245

Subtotal	2,488	1,574	4,062

Normal	1,647	808	2,455
Needs attention	841	766	1,607

Subtotal	2,488	1,574	4,062
Allowance for loan losses	(9)	(5)	(14)

Carrying amount	2,479	1,569	4,048

March 31, 2015
Past due up to a month	¥3,128	¥1,237	¥4,365
Past due over a month but less than three months	1,277	579	1,856

Subtotal	4,405	1,816	6,221

Normal	1,630	1,185	2,815
Needs attention	2,775	631	3,406

Subtotal	4,405	1,816	6,221
Allowance for loan losses	(28)	(8)	(36)

Carrying amount	4,377	1,808	6,185

(c)	Loans and Advances: Impaired

Loans and advances that are individually assessed as impaired at March 31, 2016 and 2015 were as follows:

	Loans and advances
	Wholesale	Retail	Total
	(Millions of yen)
March 31, 2016
Needs attention	¥37,755	¥463	¥38,218
In danger of bankruptcy	11,670	668	12,338
De facto bankrupt	4,853	845	5,698
Bankrupt	2,976	42	3,018

Subtotal	57,254	2,018	59,272
Allowance for loan losses	(11,578)	(335)	(11,913)

Carrying amount	45,676	1,683	47,359

Fair value of collateral (1)	37,494	1,533	39,027

March 31, 2015
Needs attention	¥41,040	¥512	¥41,552
In danger of bankruptcy	13,288	890	14,178
De facto bankrupt	4,295	690	4,985
Bankrupt	5,135	29	5,164

Subtotal	63,758	2,121	65,879
Allowance for loan losses	(17,155)	(367)	(17,522)

Carrying amount	46,603	1,754	48,357

Fair value of collateral (1)	40,236	1,542	41,778

(1)	The amount shows credit exposure covered by the fair value of the collateral.

Investment Securities

Investment securities by credit quality category at March 31, 2016 and 2015were set forth in the following table based on the self-assessment performed by Higashi-Nippon Bank:

	Debt securities — loans and receivables
	Japanese municipal bonds	Government agency securities	Corporate bonds	Total
	(Millions of yen)
March 31, 2016
Normal	¥74,914	¥87,744	¥140,869	¥303,527
Needs attention	—	—	2,731	2,731

Gross debt securities	74,914	87,744	143,600	306,258
Impairment losses	(433)	(0)	(99)	(532)

Carrying amount	74,481	87,744	143,501	305,726

March 31, 2015
Normal	¥67,503	¥101,841	¥128,014	¥297,358
Needs attention	—	—	2,738	2,738

Gross debt securities	67,503	101,841	130,752	300,096
Impairment losses	(264)	(191)	(87)	(542)

Carrying amount	67,239	101,650	130,665	299,554

	Debt securities and non-marketable equity securities — available-for-sale
	Japanese government bonds	Other	Non-marketable equity securities	Total
	(Millions of yen)
March 31, 2016
Normal	¥55,771	¥—	¥1,777	¥57,548
Needs attention	—	30	9	39

Carrying amount — fair value	55,771	30	1,786	57,587

March 31, 2015
Normal	¥54,457	¥—	¥2,474	¥56,931
Needs attention	—	30	10	40

Carrying amount — fair value	54,457	30	2,484	56,971

Derivatives

Derivative instruments by counterparty credit status based on the self-assessment at March 31, 2016 and 2015 were as follows:

	At March 31,
	2016	2015
	(Millions of yen)
Normal	¥313	¥275
Needs attention	10	6
In danger of bankruptcy	—	—
De facto bankrupt	—	—
Bankrupt	—	—

Total	¥323	¥281

Market Risk

Market risk is the risk that changes in market prices such as interest rates, equity prices, foreign exchange rates and credit spreads will affect Higashi-Nippon Bank’s income or the value of its financial instruments held. The objective of Higashi-Nippon Bank’s market risk management is to manage and control market risk exposures within acceptable parameters to ensure Higashi-Nippon Bank’s solvency while optimizing the return on risk.

In accordance with Higashi-Nippon Bank’s Basic Policies on market risk management, the Risk Management Department, a middle office independent from other departments, is responsible for monitoring and managing market and liquidity risks, measuring risks and profits or losses, and planning and promoting market and liquidity risk management procedures. The Risk Management Department also monitors any breaches of stipulated risk and loss limits. The results of quantification and qualification of market risks are reported directly to the ALM Committee and Managing Directors’ Committee periodically.

Certain non-marketable equity securities are not included in Higashi-Nippon Bank management’s scope for market risks management. These financial instruments comprise mainly investments in unlisted equity securities. Such securities are not traded, and are not considered to have any market risks. Instead, management considers investments in unlisted equity securities as having exposure to credit risks and accordingly, the carrying amounts of these investments are included in the disclosure for credit risk.

Interest Risk

The ALM Committee is responsible for determining Higashi-Nippon Bank’s Basic Policies on interest rate risk management. In general, variable interest rates are used for business loans and interest rate swaps are used for fixed-rate medium- to long-term housing loans to hedge against interest risk exposure. Investments in securities are managed so that the interest rate risk falls within an acceptable range. The Risk Management Department performs periodic analysis of interest rate risk and conducts profit and loss simulations. The results of such analysis and simulations are reported to the ALM Committee and the Managing Directors’ Committee.

Price Risk

Investments in securities are made pursuant to Higashi-Nippon Bank’s investment plans, which are revised semi-annually and designed to realize stable profits while incurring appropriate levels of risk. Price fluctuation risk is managed in accordance with the Basic Policies on Market-related Risk Management. Higashi-Nippon Bank seeks to manage its assets in the most effective way possible by determining the acceptable range of price fluctuation risk before making any investments, and monitoring the amount of risk within such range on a monthly basis. The results of risk monitoring are reported to the ALM Committee and the Managing Directors’ Committee.

Currency Risk

Foreign currency exchange exposures include foreign exchange transactions and import/export transactions that are entered into by customers. Higashi-Nippon Bank manages its foreign currency exchange risk by managing its foreign currency denominated assets and liabilities through market transactions.

Market Risks Measurement Techniques

Interest rate risk, the principal risk parameter for Higashi-Nippon Bank, affects loans and advances, debt securities in investment securities and deposits. Equity securities in investment securities are affected by price fluctuation risk.

Higashi-Nippon Bank utilizes Value-at-Risk (“VaR”) model in the measurement of market risk. VaR measures the maximum loss that could be incurred due to movements of specific risk factors based on a specified holding period and confidence level. Higashi-Nippon Bank calculates VaR, principally using a variance-covariance method based on the following factors:

•	Confidence interval: 99%

•	Holding period: 6 months

•	Observation period: 5 years

To verify the appropriateness of the VaR model, Higashi-Nippon Bank performs back-testing to compare model-based VaR calculation with actual profit and loss. In addition to back-testing, Higashi-Nippon Bank performs tests to simulate the extent of potential losses and market risk fluctuations under extreme market fluctuations. According to the results of these tests performed, management considers if the measurement model Higashi-Nippon Bank employs is adequate in capturing the market risks. It is noted that VaR measures the amount of market risks at certain probability levels statistically calculated based on historical market fluctuations, and therefore, there may be cases where market risks cannot be captured in such situations where market conditions are changing dramatically beyond what was experienced historically.

In addition to assessment based on VaR, Higashi-Nippon Bank utilizes the duration gap method and Basis Point Value (“BPV”) method to measure interest rate risk for loans and advances, debt securities and deposits.

VaR Summary

Higashi-Nippon Bank’s market risk exposures at and for the years ended March 31, 2016, 2015 and 2014 are summarized in the table below.

		During the year
	Year end	Average	Maximum	Minimum
	(Millions of yen)
At and for the year ended March 31, 2016
Interest risk including debt securities	¥1,455	¥793	¥5,290	¥(298)
Interest risk for loans and advances and deposits	(997)	(991)	1,441	(1,770)
Price risk for securities	22,211	17,621	22,211	12,816

Overall	21,214	16,630	23,158	11,575

At and for the year ended March 31, 2015
Interest risk including debt securities	¥441	¥1,467	¥2,430	¥441
Interest risk for loans and advances and deposits	(1,671)	(492)	189	(1,671)
Price risk for securities	15,546	18,530	23,562	13,011

Overall	13,875	18,039	22,487	13,098

The “Overall” above shows the aggregated value of interest risks and price risks. For “interest risk for loans and advances and deposits,” certain deposits which (i) do not have clearly defined periods for interest rate revision, (ii) are withdrawn as needed by the depositor, and (iii) are left with the financial institution for a long term without withdrawal are identified as core deposits and Higashi-Nippon Bank recognizes interest rate risk that arises from such core deposits. “Price risk for securities” is calculated considering the correlation between the equity price risk and the price risk of bonds, which are mainly from interest risk.

Higashi-Nippon Bank recognizes interest risk inherent in debt instruments as part of price risk, and accordingly, is represented in the “price risk for securities” in the table above. Interest risk for loans and advances and deposits can only be negative under a scenario that assumes an increase in interest rates, partly because loan balance is smaller than deposit balance.

Higashi-Nippon Bank does not have significant currency risk exposure, as almost all exposures from retail transactions are mitigated through inter-bank transactions. As such, VaR for currency risk is not measured or monitored.

Liquidity Risk

Liquidity risk is the risk that Higashi-Nippon Bank will encounter difficulty in meeting its obligations associated with financial liabilities that are settled by cash or other financial assets.

Liquidity risk is managed in accordance with the Basic Policies on liquidity risk management. Higashi-Nippon Bank manages its working capital based on its funding and cash management structure, in order to ensure that the entity is able to respond adequately in the event of an unforeseen liquidity risk situation. Cash forecasts are created on a semi-annual basis with an aim to maintain a balance between cash management and funding. Forecasts and actual results of cash are managed and monitored on a daily, weekly, monthly and quarterly basis, and also reported to the Managing Directors’ Committee and the Board of Directors periodically. In addition, Higashi-Nippon Bank has created an Emergency Cash Management Policy as a precautionary measure.

The tables below set out the remaining contractual maturities of Higashi-Nippon Bank’s financial liabilities and off-balance sheet items at March 31, 2016 and 2015. Future cash flow includes both principal and interests in the maturity tables below.

For derivatives, cash inflow and cash outflow are separately presented if they are settled on gross basis. Liabilities with call features are shown at earliest legally exercisable call date.

		Contractual cash flows (Undiscounted)
	Carrying amount	Less than 1 month	1–3 months	3–6 months	6–12 months	1–5 years	Over 5 years	Total
	(Millions of yen)
At March 31, 2016
Liabilities:
Deposits	¥1,959,494	¥997,273	¥177,979	¥226,191	¥411,292	¥144,003	¥3,914	¥1,960,652
Derivative financial liabilities	715	57	122	125	174	264	—	742
Net settlement		—	55	60	92	264	—	471
Gross settlement (inflow)		(3,284)	(1,299)	(1,114)	(1,844)	—	—	(7,541)
Gross settlement outflow		3,341	1,366	1,179	1,926	—	—	7,812
Debt securities issued	9,966	—	106	—	106	1,229	10,307	11,748
Borrowings	100,958	63	11,736	185	87,445	1,755	57	101,241

Total	2,071,133	997,393	189,943	226,501	499,017	147,251	14,278	2,074,383

Off-balance sheet items:
Loan commitments	—	78,228	—	—	—	—	—	78,228
Financial guarantees	—	1,818	—	—	—	—	—	1,818

Total	¥—	¥80,046	¥—	¥—	¥—	¥—	¥—	¥80,046

		Contractual cash flows (Undiscounted)
	Carrying amount	Less than 1 month	1–3 months	3–6 months	6–12 months	1–5 years	Over 5 years	Total
	(Millions of yen)
At March 31, 2015
Liabilities:
Deposits	¥1,893,303	¥930,874	¥210,764	¥218,302	¥381,003	¥149,659	¥4,056	¥1,894,658
Call money	26	—	26	—	—	—	—	26
Derivative financial liabilities	871	14	172	163	167	366	1	883
Net settlement		—	53	61	108	366	1	589
Gross settlement (inflow)		(969)	(3,783)	(1,256)	(820)	—	—	(6,828)
Gross settlement outflow		983	3,902	1,358	879	—	—	7,122
Debt securities issued	9,959	—	106	—	106	1,168	10,637	12,017
Borrowings	61,044	56	11,723	167	47,375	1,910	70	61,301

Total	1,965,203	930,944	222,791	218,632	428,651	153,103	14,764	1,968,885

Off-balance sheet items:
Loan commitments	—	70,232	—	—	—	—	—	70,232
Financial guarantees	—	2,148	—	—	—	—	—	2,148

Total	¥—	¥72,380	¥—	¥—	¥—	¥—	¥—	¥72,380

Balance of Loans and Advances, and Deposits

The following table presents the balance of loans and advances and deposits. The balance of deposits, which was mainly composed of individual customer deposits, exceeded the balance of loans and advances due to the stable deposit base in Japan at March 31, 2016 and 2015.

	At March 31,
	2016	2015
	(Millions of yen)
Loans and advances	¥1,613,969	¥1,521,802
Deposits	1,959,494	1,893,303

Deposits in excess of loans and advances	345,525	371,501

Operational risks

Operational risk is the risk of direct or indirect loss arising from a wide variety of causes associated with Higashi-Nippon Bank’s processes, personnel, technology and infrastructure, and from external factors other than credit, market and liquidity risks, such as those arising from legal and regulatory requirements and generally accepted standards of corporate behavior. Operational risks arise from all of Higashi-Nippon Bank’s operations.

Higashi-Nippon Bank’s objective is to manage operational risk so as to balance the avoidance of financial losses and damage to the Higashi-Nippon Bank’s reputation with overall cost effectiveness and innovation. In all cases, Higashi-Nippon Bank’s policy requires compliance with all applicable legal and regulatory requirements.

The Board of Directors has delegated the responsibility for operational risk to the ORM Committee, which is responsible for the development and implementation of controls to address operational risk. This responsibility is supported by the development of Higashi-Nippon Bank’s overall standards for the management of operational risk in the following areas:

•	requirements for appropriate segregation of duties, including the independent authorization of transactions;

•	requirements for the reconciliation and monitoring of transactions;

•	compliance with regulatory and other legal requirements;

•	documentation of controls and procedures;

•	requirements for the periodic assessment of operational risks faced and the adequacy of controls and procedures to address the risks identified;

•	requirements for the reporting of operational losses and proposed remedial action;

•	development of contingency plans;

•	training and professional development;

•	ethical and business standards; and

•	risk mitigation, including insurance where it is cost effective.

Compliance with Higashi-Nippon Bank’s standards is supported by a program of periodic reviews undertaken by the Internal Audit Department. The results of Internal Audit Department’s reviews are discussed with the ORM Committee and reported to the Board of Directors.

In addition, management considers one of the most critical and constantly evolving operational risks facing the broader industry is the threat of cyber attacks. Along with the rest of the industry, Higashi-Nippon Bank faces ongoing threats, such as data theft, disruption of service and cyber fraud, all of which may result in financial loss as well as significant reputational damage which could adversely affect customer and investor confidence in Higashi-Nippon Bank. Higashi-Nippon Bank has not experienced any material losses relating to cyber attacks or other information security breaches.

Higashi-Nippon Bank has established the Computer Security Incident Response Team (the “CSIRT”) within the Risk Management Department, aiming to mitigate the threat of cyber attacks and enhance protective measures. The team is responsible for the following areas:

•	planning and management of cyber security programs;

•	collection and analysis of information for cyber security programs;

•	scrutiny and remediation of vulnerability in information system;

•	monitoring and analysis of cyber attacks;

•	development of recovery procedures for actual incidents;

•	cooperation with third parties in developing cyber security programs; and

•	providing education, guidance, and training of cyber security programs.

The CSIRT periodically reports their activities and strategies to the ORM Committee to ensure that Higashi-Nippon Bank’s cyber security measures are sufficient and up to date.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

Concordia Financial, under the supervision and with the participation of its management, including the Representative Director and President who is Concordia Financial’s principal executive officer, and a Director who is Concordia Financial’s principal financial officer, performed an evaluation of the effectiveness of the respective disclosure controls and procedures of Bank of Yokohama and Higashi-Nippon Bank as of March 31, 2016. Its management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management’s control objectives. Based on this evaluation, Concordia Financial’s Representative Director and President and Director concluded that the disclosure controls and procedures are effective at the reasonable assurance level for recording, processing, summarizing, and reporting the information that Concordia Financial is required to disclose in the reports it files under the Exchange Act, within the time periods specified in the SEC’s rules and forms. This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

Item 16A. Audit Committee Financial Expert

The audit & supervisory board of Concordia Financial has determined that it does not have an “audit committee financial expert” within the meaning of the rules of the SEC serving on audit & supervisory board. Under the Companies Act, Concordia Financial is not required to have an audit committee financial expert. The audit & supervisory board members must fulfill requirements under Japanese laws and regulation and otherwise follow Japanese corporate governance practices, and the qualifications for, and powers of, the audit & supervisory board member delineated in the Companies Act are different from those anticipated for any audit committee financial expert. The audit & supervisory board members have the authority to be given reports from a certified public accountant or an accounting firm concerning audits and to engage outside experts as they deem appropriate to provide them with advice on matters related to their responsibilities. Although Concordia Financial does not have an audit committee financial expert on its audit & supervisory board, Concordia Financial believes that its current corporate governance system, taken as a whole, including the audit & supervisory board members’ ability to consult internal and external experts, is prudent and in accordance with accepted governance practices in its home jurisdiction.

Item 16B. Code of Ethics

Concordia Financial has not adopted a code of ethics within the meaning of the rules of the SEC because it believes that its corporate culture, corporate philosophy, and rules promoting compliance with applicable laws and regulations are reasonably designed to promote honest and ethical conduct, and full, fair, accurate, timely and understandable disclosure.

Item 16C. Principal Accountant Fees and Services

Fees Paid to Principal Accountant

In the fiscal years ended March 31, 2016 and 2015, Concordia Financial’s independent registered public accounting firm (including Japanese and overseas affiliates of Deloitte Touche Tohmatsu LLC), which audited

Bank of Yokohama and Higashi-Nippon Bank billed Bank of Yokohama and Higashi-Nippon Bank the audit fees, audit-related service fees (including services related to due diligence), tax fees (including tax compliance and tax advice) and fees for all other products and services (primarily advisory services) as shown in the table below.

	For the fiscal year ended March 31,
	2016		2015
	Bank of Yokohama	Higashi-Nippon Bank	Bank of Yokohama	Higashi-Nippon Bank
	(Millions of yen)
Audit Fees	¥713	¥518	¥107	¥79
Audit-Related Fees	5	—	5	—
Tax Fees	—	—	—	—
All Other Fees	11	—	19	15

Total	¥729	¥518	¥131	¥94

Policies and Procedures of the Audit & Supervisory Board

The audit & supervisory board has established the policies and procedures of the audit & supervisory board for the pre-approval of audit and permissible non-audit services performed by Concordia Financial’s independent registered public accounting firm.

Under the policy, the audit & supervisory board authorizes general pre-approval of audit and permissible non-audit services for the following fiscal year. Upon the general pre-approval of the audit & supervisory board, no specific pre-approval for audit and permissible non-audit services is required so long as those services fall within the scope of the general pre-approval provided.

Applications to provide services that require specific pre-approval by the audit & supervisory board will be submitted to the audit & supervisory board.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

Not applicable.

PART III

Item 17. Financial Statements

Concordia Financial has elected to provide financial statements and related information pursuant to Item 18.

Item 18. Financial Statements

The information required by this item is set forth in our consolidated financial statements starting on page F-1 of this annual report.

Item 19. Exhibits

Concordia Financial has filed the following documents as exhibits to this document.

Exhibit Number	Description

Exhibit 1.1	Articles of Incorporation of Concordia Financial Group, Ltd.

Exhibit 1.2	Regulations of the Board of Directors of Concordia Financial Group, Ltd.

Exhibit 1.3	Share Handling Regulations of Concordia Financial Group, Ltd.

Exhibit 1.4	Regulations of the Audit & Supervisory Board of Concordia Financial Group, Ltd.

Exhibit 8.1	List of subsidiaries of Bank of Yokohama, Ltd.

Exhibit 8.2	List of subsidiaries of Higashi-Nippon Bank, Limited

Exhibit 12.1	Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d 14(a))

Exhibit 12.2	Certification required by Rule 13a-14(a) (17 CFR 240.13a-14(a)) or Rule 15d-14(a) (17 CFR 240.15d 14(a))

Exhibit 13.1	Certifications required by Rule 13a-14(b) (17 CFR 240.13a-14(b)) or Rule 15d-14(b) (17 CFR 240.15d 14(b)) and Section 1350 of Chapter 63 of Title 18 of the United States Code (18 U.S.C. 1350)

Concordia Financial has not included as exhibits certain instruments with respect to its long-term debt. The total amount of long-term debt securities of it or its subsidiaries authorized under any instrument does not exceed 10% of its total assets. Concordia Financial hereby agrees to furnish to the SEC, upon its request, a copy of any instrument defining the rights of holders of long-term debt of Concordia Financial or of its subsidiaries for which consolidated or unconsolidated financial statements are required to be filed.

SIGNATURES

Concordia Financial hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

CONCORDIA FINANCIAL GROUP, LTD.

By:	/s/ Tatsumaro Terazawa
	Name:	Tatsumaro Terazawa
	Title:	Representative Director and President

Date: July 28, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

The Bank of Yokohama, Ltd.

Yokohama, Japan

We have audited the accompanying consolidated statements of financial position of The Bank of Yokohama, Ltd. and subsidiaries (the “Group”) as of March 31, 2016 and 2015, and the related consolidated income statements, consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2016. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Bank of Yokohama, Ltd. and subsidiaries as of March 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2016, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

/s/DELOITTE TOUCHE TOHMATSU LLC

Tokyo, Japan

July 27, 2016

THE BANK OF YOKOHAMA, LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AT MARCH 31, 2016 AND 2015

	Note	At March 31,
		2016	2015
		(Millions of yen)
Assets
Cash and deposits with banks	6	2,095,888	2,326,802
Call loans	7	269,669	276,915
Financial assets held for trading other than derivatives	8	11,541	14,599
Derivative financial assets	9	62,838	48,579
Investment securities (of which ¥115 billion and ¥250 billion were pledged to creditors and can be sold or re-pledged at March 31, 2016 and 2015, respectively)	10	2,405,296	2,522,296
Loans and advances	11	10,033,886	9,857,034
Investments in associates and a joint venture		1,556	1,055
Property and equipment	12	174,086	169,361
Intangible assets	13	12,272	12,553
Deferred tax assets	17	9,628	11,095
Retirement benefit assets	18	12,949	8,737
Other assets	14	188,982	115,197

Total assets		15,278,591	15,364,223

Liabilities
Deposits	15	12,818,405	12,232,493
Call money	7	126,364	777,300
Cash collateral on securities lent	7	111,856	247,652
Derivative financial liabilities	9	46,566	43,624
Borrowings	16	921,639	811,282
Current tax liabilities	17	15,714	12,404
Deferred tax liabilities	17	29,232	45,099
Retirement benefit liabilities	18	669	627
Other liabilities	18,19	243,611	219,050

Total liabilities		14,314,056	14,389,531

Equity
Share capital	20	215,629	215,629
Capital surplus	20	179,997	180,045
Retained earnings	21	486,262	438,102
Other reserves	21	111,696	141,165
Treasury shares	20	(34,009)	(5,091)

Equity attributable to shareholders of the parent		959,575	969,850
Non-controlling interests		4,960	4,842

Total equity		964,535	974,692

Total liabilities and equity		15,278,591	15,364,223

The accompanying notes are an integral part of these consolidated financial statements.

THE BANK OF YOKOHAMA, LTD.

CONSOLIDATED INCOME STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2016, 2015 AND 2014

		For the year ended March 31,
	Note	2016	2015	2014
		(Millions of yen, except per share amounts)
Interest income	24	147,662	154,686	161,152
Interest expenses	24	12,228	10,625	11,598

Net interest income	24	135,434	144,061	149,554

Fee and commission income	25	57,765	59,639	55,636
Fee and commission expenses	25	5,869	6,196	5,775

Net fee and commission income	25	51,896	53,443	49,861

Net trading income	26	41,818	28,757	14,940
Other operating income	27	4,736	9,679	30,533

Operating income		233,884	235,940	244,888

Impairment losses on investment securities	10	4,158	890	788
Impairment losses (reversals) on loans and advances	11	2,796	(6,033)	11,231
General and administrative expenses	28	110,500	110,441	106,759
Other operating expenses	29	14,195	11,205	14,672

Operating expenses		131,649	116,503	133,450

Share of profit in associates and a joint venture		340	5	6
Profit before tax		102,575	119,442	111,444
Income tax expenses	17	37,662	40,250	44,957

Net profit		64,913	79,192	66,487

Net profit attributable to:
Shareholders of the parent		64,415	75,385	63,922
Non-controlling interests		498	3,807	2,565

Earnings per share (yen)
Basic	30	52.52	59.78	49.28
Diluted	30	52.49	59.75	49.25

The accompanying notes are an integral part of these consolidated financial statements.

THE BANK OF YOKOHAMA, LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED MARCH 31, 2016, 2015 AND 2014

		For the year ended March 31,
	Note	2016	2015	2014
		(Millions of yen)
Net profit		64,913	79,192	66,487

Other comprehensive income (loss):
Items which will not be reclassified subsequently to profit or loss
Remeasurements of defined benefit pension plans	21	(1,763)	3,510	28
Items which may be reclassified subsequently to profit or loss
Net (losses) gains on available-for-sale financial assets	21	(27,727)	54,879	4,328
Foreign currency translation adjustments for foreign operations	21	21	41	21

Other comprehensive income (loss) for the year, net of tax		(29,469)	58,430	4,377

Total comprehensive income		35,444	137,622	70,864

Total comprehensive income attributable to:
Shareholders of the parent		34,946	133,058	67,756
Non-controlling interests		498	4,564	3,108

The accompanying notes are an integral part of these consolidated financial statements.

THE BANK OF YOKOHAMA, LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED MARCH 31, 2016, 2015 AND 2014

	Note	Share capital	Capital surplus	Retained earnings	Other reserves	Treasury shares	Equity attributable to shareholders of the parent	Non-controlling interests	Total equity
	(Millions of yen)
Balance at April 1, 2013		215,629	177,094	361,111	77,448	(625)	830,657	10,138	840,795

Comprehensive income:
Net profit		—	—	63,922	—	—	63,922	2,565	66,487
Remeasurements of defined benefit pension plans	21	—	—	—	28	—	28	—	28
Available-for-sale financial assets	21	—	—	—	3,785	—	3,785	543	4,328
Foreign currency translation adjustments for foreign operations	21	—	—	—	21	—	21	—	21

Total other comprehensive income		—	—	—	3,834	—	3,834	543	4,377

Total comprehensive income		—	—	63,922	3,834	—	67,756	3,108	70,864

Purchase of treasury shares	20	—	—	—	—	(15,034)	(15,034)	—	(15,034)
Cancellation of treasury shares	21	—	—	(9,786)	—	9,786	—	—	—
Dividends	21	—	—	(15,001)	—	—	(15,001)	(241)	(15,242)
Acquisition of non-controlling interests without change in control		—	(247)	—	—	—	(247)	(803)	(1,050)
Equity-linked compensation	20	—	(43)	(13)	—	285	229	—	229
Disposal of treasury shares	20	—	—	—	—	2	2	—	2

Balance at March 31, 2014		215,629	176,804	400,233	81,282	(5,586)	868,362	12,202	880,564

Comprehensive income:
Net profit		—	—	75,385	—	—	75,385	3,807	79,192
Remeasurements of defined benefit pension plans	21	—	—	—	3,510	—	3,510	—	3,510
Available-for-sale financial assets	21	—	—	—	54,122	—	54,122	757	54,879
Foreign currency translation adjustments for foreign operations	21	—	—	—	41	—	41	—	41

Total other comprehensive income		—	—	—	57,673	—	57,673	757	58,430

Total comprehensive income		—	—	75,385	57,673	—	133,058	4,564	137,622

Purchase of treasury shares	20	—	73	—	—	(22,537)	(22,464)	—	(22,464)
Cancellation of treasury shares	21	—	(73)	(22,239)	—	22,312	—	—	—
Dividends	21	—	—	(15,277)	—	—	(15,277)	(388)	(15,665)
Acquisition of non-controlling interests without change in control		—	3,193	—	2,210	—	5,403	(11,741)	(6,338)
Equity-linked compensation	20	—	48	—	—	717	765	—	765
Disposal of treasury shares	20	—	—	—	—	3	3	—	3
Additional non-controlling interest arising on incorporation of a subsidiary		—	—	—	—	—	—	205	205

Balance at March 31, 2015		215,629	180,045	438,102	141,165	(5,091)	969,850	4,842	974,692

Comprehensive income:
Net profit		—	—	64,415	—	—	64,415	498	64,913
Remeasurements of defined benefit pension plans	21	—	—	—	(1,763)	—	(1,763)	—	(1,763)
Available-for-sale financial assets	21	—	—	—	(27,727)	—	(27,727)	—	(27,727)
Foreign currency translation adjustments for foreign operations	21	—	—	—	21	—	21	—	21

Total other comprehensive income (loss)		—	—	—	(29,469)	—	(29,469)	—	(29,469)

Total comprehensive income (loss)		—	—	64,415	(29,469)	—	34,946	498	35,444

Purchase of treasury shares	20	—	—	—	—	(30,040)	(30,040)	—	(30,040)
Dividends	21	—	—	(16,136)	—	—	(16,136)	(380)	(16,516)
Equity-linked compensation	20	—	(48)	(119)	—	1,121	954	—	954
Disposal of treasury shares	20	—	—	—	—	1	1	—	1

Balance at March 31, 2016		215,629	179,997	486,262	111,696	(34,009)	959,575	4,960	964,535

The accompanying notes are an integral part of these consolidated financial statements.

THE BANK OF YOKOHAMA, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2016, 2015 AND 2014

		For the year ended March 31,
	Note	2016	2015	2014
		(Millions of yen)
Cash flows from operating activities
Profit before tax		102,575	119,442	111,444
Adjustments for:
Depreciation and amortization		10,009	9,619	9,722
Impairment losses on investment securities	10	4,158	890	788
Impairment losses (reversals) on loans and advances	11	2,796	(6,033)	11,231
Net losses (gains) on disposal of property and equipment		798	(2,469)	(106)
Net losses (gains) on disposal of securities		20,717	13,548	(4,647)
Foreign exchange losses (gains)		17,300	(25,689)	(8,585)
Change in operating assets and liabilities:
Net decrease (increase) in call loans		7,246	6,701	(32,394)
Net decrease (increase) in financial assets held for trading other than derivatives		3,058	(5,278)	24,590
Net increase in derivative financial instruments		(11,317)	(1,828)	(14,656)
Net increase in loans and advances before allowance for loan losses		(175,631)	(243,056)	(87,451)
Net decrease in other assets		53,527	14,413	61,952
Net increase in deposits		585,912	352,072	398,007
Net (decrease) increase in call money		(650,936)	595,121	(25,529)
Net increase in borrowings		110,357	377,210	43,597
Net (decrease) increase in cash collateral on securities lent		(135,796)	156,061	86,490
Net (decrease) increase in other liabilities		(8,358)	(7,683)	19,221
Income tax paid		(27,862)	(37,862)	(39,410)
Other		4,025	11,458	(88)

Net cash flows (used in) generated from operating activities		(87,422)	1,326,637	554,176

The accompanying notes are an integral part of these consolidated financial statements.

THE BANK OF YOKOHAMA, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS – (Continued)

FOR THE YEARS ENDED MARCH 31, 2016, 2015 AND 2014

		For the year ended March 31,
	Note	2016	2015	2014
		(Millions of yen)
Cash flows from investing activities
Purchase of investment securities		(4,929,063)	(5,916,428)	(2,219,407)
Proceeds from sales and redemptions of investment securities		4,926,016	5,594,427	2,348,376
Purchase of property and equipment		(11,507)	(7,688)	(3,770)
Proceeds from disposal of property and equipment		207	3,396	495
Purchase of intangible assets		(3,667)	(5,115)	(3,247)

Net cash flows (used in) generated from investing activities		(18,014)	(331,408)	122,447

Cash flows from financing activities
Repayment of subordinated borrowings		—	—	(65,000)
Redemption of unsecured subordinated bonds		—	(30,000)	(34,300)
Proceeds of non-controlling interests issued		—	204	—
Dividends paid		(16,516)	(15,665)	(15,243)
Purchase of treasury shares		(30,040)	(28,731)	(15,034)
Disposal of treasury shares		887	763	162

Net cash flows used in financing activities		(45,669)	(73,429)	(129,415)
Effect of exchange rate changes on cash and cash equivalents		(28)	54	48

Net (decrease) increase in cash and cash equivalents		(151,133)	921,854	547,256
Cash and cash equivalents at the beginning of year	6	2,189,883	1,268,029	720,773

Cash and cash equivalents at the end of year	6	2,038,750	2,189,883	1,268,029

Net cash and cash equivalents provided by operating activities includes:
Interest and dividends received		167,623	173,353	167,295
Interest paid		(9,177)	(7,791)	(9,505)

The accompanying notes are an integral part of these consolidated financial statements.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. General information

The Bank of Yokohama, Ltd. (the “Bank”), founded in 1920, is a regional bank which mainly operates in Kanagawa prefecture of Japan. As a depository financial institution, the Bank and its subsidiaries offer a wide range of financial services, including corporate and retail banking, leasing and securities to companies and individuals located mainly in Kanagawa prefecture, where its head office is located in the city of Yokohama. The details of the principal subsidiaries of the Bank are described in Note 31. The Bank and its subsidiaries (collectively referred to as “Bank of Yokohama” or the “Group”, and individually “Group companies”) are incorporated under the Companies Act of Japan (the “Companies Act”), and the Bank was previously listed on the Tokyo Stock Exchange.

These consolidated financial statements comprise the financial information of the Bank, its subsidiaries, and the Bank’s interests in associates and a joint venture. Reference to “Management” in these consolidated financial statements represents the management of the Bank, the parent company.

On April 1, 2016, Bank of Yokohama and The Higashi-Nippon Bank, Limited (“Higashi-Nippon Bank”) consummated business integration through a statutory joint transfer (kyodo-kabushiki iten) and a new holding company, Concordia Financial Group, Ltd. (“Concordia Financial”) was jointly established pursuant to the business integration agreement entered into on September 8, 2015.

As a part of the business integration agreement, both of Bank of Yokohama and Higashi-Nippon Bank were delisted from the first section of Tokyo Stock Exchange on March 29, 2016, and each share of Bank of Yokohama’s common stock was exchanged for one (1) share of common stock of Concordia Financial on April 1, 2016. Accordingly, with effect from April 1, 2016, Concordia Financial is listed on the Tokyo Stock Exchange, and both of Bank of Yokohama and Higashi-Nippon Bank became wholly-owned subsidiaries of Concordia Financial.

The consolidated financial statements were authorized for issue by the Board of Directors of the Bank on July 27, 2016.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

2. Summary of significant accounting policies

2.1. Basis of preparation

2.1.1. General

The consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”), effective at March 31, 2016.

The consolidated financial statements have been prepared on the historical cost basis except for the following items in the consolidated statements of financial position:

•	Financial instruments at fair value through profit or loss are measured at fair value

•	Available-for-sale financial instruments are measured at fair value

•	Net defined benefit liabilities are measured at the net amount of the present value of defined benefit liabilities and the fair value of plan assets, which are, if necessary, adjusted for any effect of limiting net defined benefit assets to the asset ceiling due to consideration of minimum funding requirement

•	Equity-linked compensation.

Expenses in the consolidated income statements are classified based on the nature of the expenses. The consolidated financial statements are presented in Japanese yen (“JPY”), which is Bank of Yokohama’s presentation currency. All amounts in the consolidated financial statements are presented in millions of Japanese yen, rounded to the nearest million, unless otherwise stated.

The consolidated statements of cash flows shows the changes in cash and cash equivalents arising from operating, investing and financing activities during the year, including effects of exchange rate fluctuations. Bank of Yokohama presents cash flows from operating activities using the indirect method, in which consolidated profit before tax for the year is adjusted for the effects of non-cash transactions, accruals and deferrals, and items associated with investing or financing cash flows. Interests received or paid and dividends received are classified as cash flows from operating activities. Bank of Yokohama classifies the cash flows from operating, investing and financing activities in a manner consistent with its business operations.

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported financial results. Actual results may differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Management believes that the underlying assumptions are appropriate and that the consolidated financial statements therefore fairly present the financial position, the financial performance and the cash flows of Bank of Yokohama. Critical judgments, estimates, and assumptions in applying accounting policies that significantly impact the amounts recognized in the consolidated financial statements are discussed in Note 4.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

2.1.2. New and amended standards adopted by Bank of Yokohama

Bank of Yokohama adopted the following amended standards during the year ended March 31, 2016, however, they have not resulted in any material changes to the Bank of Yokohama’s accounting policies.

Standard/interpretation	Content	Applicable for financial years beginning on/after
Amendments to IAS 19	Defined Benefit Plans: Employee Contributions	July 1, 2014

Amendments to IFRS 2, IFRS 3, IFRS 8, IFRS 13, IAS 16, IAS24 and IAS 38	Annual Improvements to IFRSs 2010–2012 Cycle	July 1, 2014

Amendments to IFRS 1, IFRS 3, IFRS 13 and IAS 40	Annual Improvements to IFRSs 2011–2013 Cycle	July 1, 2014

2.1.3. Standards and interpretations issued but not yet effective

The following standards and interpretations have been issued but were not yet effective at and for the year ended March 31, 2016. Bank of Yokohama has not early adopted any of the following standards and interpretations:

Standard/interpretation	Content	Applicable for financial years beginning on/after
Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations	January 1, 2016

Amendments to IFRS 5, IFRS 7, IAS 19 and IAS 34	Annual Improvements to IFRSs 2012–2014 Cycle	January 1, 2016

Amendments to IAS 1	Disclosure Initiative	January 1, 2016

Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealised Losses	January 1, 2017

Amendments to IAS 7	Disclosure Initiative	January 1, 2017

IFRS 15	Revenue from Contracts with Customers	January 1, 2018

Amendments to IFRS 2	Classification and Measurement of Share-based Payment Transactions	January 1, 2018

IFRS 9	Financial Instruments	January 1, 2018

IFRS 16	Leases	January 1, 2019

Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associates or Joint Venture	A date to be determined by the IASB

Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11 “Joint Arrangements”)

The amendments require business combination accounting to be applied to acquisitions of interest in a joint operation that constitutes a business.

The amendments will be applied prospectively for annual periods beginning on or after January 1, 2016. Early adoption is permitted.

The amendments are not expected to have a significant impact on the Bank of Yokohama’s consolidated financial statements.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Annual Improvements to IFRSs 2012–2014 Cycle

The improvements provide amendments to the following four standards.

•	Amendments to IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations” — the standard is amended to clarify that the change in method of disposal from held-for-distribution-to-owners to held-for-sale, or vice versa, is to be considered as a continuation of the original plan of disposal. It is also clarified that the entity has to cease held-for-distribution accounting in the same way as it would cease held-for-sale accounting, if the entity determines that an asset no longer meets the criteria to be classified as held-for-distribution.

•	Amendments to IFRS 7 “Financial Instruments: Disclosures” — the amendment is to clarify when servicing arrangements are in the scope of the disclosure requirement on continuing involvement in transferred financial assets in cases when they are derecognized in their entirety. The standard is also amended to clarify that the additional disclosure required by IFRS 7 “Disclosures: Offsetting Financial Assets and Financial Liabilities” is not specifically required for inclusion in condensed interim financial statements for all interim periods, unless the general requirements of IAS 34 “Interim Financial Reporting” require their inclusion.

•	Amendments to IAS 19 “Employee Benefits” — IAS 19 is amended to clarify that high-quality corporate bonds or government bonds used in determining the discount rate should be issued in the same currency in which the benefits are to be paid. Consequently, the depth of the market for high-quality bonds should be assessed at the currency level, not at the country level.

•	Amendments to IAS 34 “Interim Financial Reporting” — the amendments clarify that certain disclosures may be provided elsewhere in the interim financial report, with cross-references from the interim financial statements.

Amendments will be applied for annual periods beginning on or after January 1, 2016.

The annual improvements are not expected to have a significant impact on Bank of Yokohama’s consolidated financial statements.

Disclosure Initiative (Amendments to IAS 1 “Presentation of Financial Statements”)

The IASB is proceeding with the project “Disclosure Initiative”, which aims to improve presentation and disclosure in financial reporting. This amendment is the first step to address some of the perceived problems with current disclosure requirements as a narrow-scope improvement.

The amendments are effective for periods beginning on or after January 1, 2016. Early adoption is permitted.

The amendments are not expected to have a significant impact on Bank of Yokohama’s consolidated financial statements.

Recognition of Deferred Tax Assets for Unrealised Losses (Amendments to IAS 12 “Income Taxes”)

The amendments clarify how to account for deferred tax assets related to debt instruments measured at fair value. IAS 12 provides requirements on the recognition and measurement of current or deferred tax liabilities or assets. The amendments clarify the requirements on recognition of deferred tax assets for unrealized losses, to address diversity in practice.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The amendments are effective for annual periods beginning on or after January 1, 2017. Early adoption is permitted.

Bank of Yokohama is assessing the potential impact on its consolidated financial statements resulting from the application of the amendments to IAS 12.

Disclosure Initiative (Amendments to IAS 7 “Statement of Cash Flows”)

The amendments to IAS 7 require companies to provide information about changes in their financing liabilities and come as a response to requests from investors for information that helps them better understand changes in a company’s debt.

The amendments are effective for annual periods beginning on or after January 1, 2017. Early adoption is permitted.

The amendments are not expected to have significant impact on the Bank of Yokohama’s consolidated financial statements.

IFRS 15 “Revenue from Contracts with Customers”

In May 2014, the IASB published IFRS 15 ”Revenue from Contracts with Customers” to establish principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contract with customers. The core principle of IFRS 15 is to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the entity expects to be entitled in exchange for those goods or services. IFRS 15 also requires enhanced disclosures about revenue, provides guidance for transactions that were not previously addressed comprehensively and improves guidance for multiple-element arrangements. In April 2016, the IASB issued Clarifications to IFRS 15 Revenue from Contracts with Customers, which clarifies some requirements and provides additional transitional relief for entities that are implementing the standard. The effective date of applying IFRS 15 was January 1, 2017 when it was originally issued, however, in September 2015, the IASB issued Effective Date of IFRS 15 (Amendments to IFRS 15), which defers the effective date to annual periods beginning on or after January 1, 2018. Early adoption is permitted.

Bank of Yokohama is assessing the potential impact on its consolidated financial statements resulting from the application of IFRS 15.

Classification and Measurement of Share-based Payment Transactions (Amendments to IFRS 2 “Share-based Payment”)

In June 2016, the IASB issued narrow-scope amendments to IFRS 2 “Share-based Payment” to clarify how to account for certain types of share-based payment transactions. The amendments are effective for annual reporting periods beginning on or after January 1, 2018. Early adoption is permitted.

The amendments are not expected to have significant impact on the Bank of Yokohama’s consolidated financial statements.

IFRS 9 “Financial Instruments”

IFRS 9, published in July 2014, replaces the existing guidance in IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 includes revised guidance on the classification and measurement of financial

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

instruments, a new expected credit loss model for calculating impairment on financial assets and new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39.

Classification and measurement

IFRS 9 requires that an entity’s business model and a financial instrument’s contractual cash flow will determine its classification and measurement in the consolidated financial statements. Upon initial recognition, each financial asset will be classified as either amortized cost, fair value through other comprehensive income (“FVTOCI”), or fair value through profit or loss (“FVTPL”).

Financial assets can only be measured at amortized cost if the instruments are held within the business model and in order to collect the contractual cash flows, and where those contractual cash flows are solely principal and interest on the principal amount outstanding. Debt instruments that meet the amortized cost definition but might be sold from time to time are measured at FVTOCI, and in certain circumstances equity instruments can be designated as FVTOCI. All other financial assets will be measured at FVTPL.

The requirements for classification and measurement of financial liabilities are largely carried forward from those under IAS 39, except that, for certain liabilities measured at fair value, gains or losses relating to changes in the entity’s own credit risk are to be included in other comprehensive income.

As these requirements of classification and measurement of financial instruments are different from those under IAS 39, some differences to the classification and measurement are expected under IFRS 9.

Impairment

IFRS 9 replaces the incurred loss model under IAS 39 with the expected credit loss model for recognition of impairment losses for all financial assets measured at amortized cost or debt instruments measured at FVTOCI. Under the expected credit loss model, an entity is required to recognize 12-month expected credit losses or lifetime expected credit losses depending on whether or not significant credit deterioration has occurred since origination or acquisition. Where significant deterioration has not occurred, 12-month expected credit losses would be recognized whereas if there is a significant deterioration in credit risk, lifetime expected credit losses would be provided. Expected credit loss model under IFRS 9 requires management to take into account forward-looking information, including macro economic factors, for measurement of impairment losses.

As a result of changes to expected loss model under IFRS 9, impairment losses are expected to be recognized earlier that those under IAS 39.

Hedge accounting

IFRS 9 incorporates new hedge accounting model that aligns hedge accounting more closely with risk management and establishes a more principle-based approach to hedge accounting. Generally, some restrictions under IAS 39 have been removed and a greater variety of hedging items become available for hedge accounting. The standard does not explicitly address macro hedge accounting, which are being considered in a separate project. To avoid any potential conflict between current macro hedge accounting and the new general hedge requirements, IFRS 9 includes an accounting policy choice to remain with current hedge accounting under IAS 39.

IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Bank of Yokohama is assessing the potential impact on its consolidated financial statements resulting from the application of IFRS 9.

IFRS 16 “Leases”

IFRS 16, published in January 2016, replaces the existing guidance in IAS 17 “Leases” and related Interpretations. IFRS 16 eliminates the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Instead, there is a single, on-balance sheet accounting model that is similar to current finance lease accounting. Lessor accounting remains similar to current practice — i.e. lessors continue to classify leases as finance and operating leases.

IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019, with early adoption permitted.

Bank of Yokohama is assessing the potential impact on its consolidated financial statements resulting from the application of IFRS 16.

Sale or Contribution of Assets between an Investor and its Associates or Joint Venture (Amendments to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”)

When a parent loses control of a subsidiary in a transaction with an associate or a joint venture, there is a conflict between the existing guidance on consolidation and equity accounting regarding how the parent should recognize related gains or losses arising from the transaction. The amendments require the full recognition of gains or losses when the assets transferred meet the definition of a business under IFRS 3 “Business Combinations”. The amendments will be applied prospectively for annual periods beginning on or after a date to be determined by the IASB. Early adoption is permitted.

The amendments are not expected to have a significant impact on Bank of Yokohama’s consolidated financial statements.

2.2. Consolidation

Subsidiaries

Subsidiaries are entities controlled by the Bank. The Bank controls an entity directly or indirectly through another subsidiary when it is exposed or has right to variable returns from its involvement with the entity, and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which the Bank obtains control of the entity until the date on which the Bank loses control of the entity. The Bank reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Bank directly or indirectly has less than a majority of the voting rights of an investee, it considers that it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Bank considers all relevant facts and circumstances in assessing whether or not the Bank’ s voting rights in an investee are sufficient to give it power, including:

•	the size of the Bank’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

•	potential voting rights held by the Bank, other vote holders or other parties;

•	rights arising from other contractual arrangements; and

•	any additional facts and circumstances that indicate that the Bank has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the shareholders of the Bank and to the non-controlling interests. Total comprehensive income of the subsidiaries is attributed to the shareholders of the Bank and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used in line with the Group’s accounting policies.

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in consolidation.

Changes in the Bank’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. The carrying amount of the Bank’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the shareholders of the Bank.

Non-controlling interests

Non-controlling interests in subsidiaries are identified separately from the Group’s equity therein. Those interests of non-controlling shareholders that are present ownership interests entitling their holders to a proportionate share of net assets upon liquidation may initially be measured at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquired subsidiary’s identifiable net assets. The choice of measurement is made on an acquisition-by-acquisition basis. Other non-controlling interests are initially measured at fair value. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity. Total comprehensive income is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Associates and joint ventures

An associate is an entity over which the Bank has significant influence, but does not control or jointly control, through participation in the entity’s financial and operating policy-making processes. Significant influence generally exists when the Bank directly or indirectly through a subsidiary holds 20 percent or more, but not more than 50 percent, of an entity’s voting rights. Significant influence can also be exercised over an entity through representation on the governing board, material transactions, interchange of managerial personnel and means other than voting rights.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. A joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Investments in associates and a joint venture are accounted for using the equity method and initially recognized at cost. Subsequent to initial recognition, the consolidated financial statements include the Bank’s share of the profit or loss and other comprehensive income of the equity-accounted entities, until the date on which the Bank loses significant influence or joint control. Bank of Yokohama recognizes losses to the extent of its interests in the associates or the joint venture, unless it has incurred legal or constructive obligations or made payments on behalf of the associates or the joint venture.

Intra-group gains on transactions between Bank of Yokohama and its associates or a joint venture are eliminated to the extent of the Bank’s interests in the associates or the joint venture. Intra-group losses are recognized to the extent that the transaction provides evidence of a reduction in the net realizable value of the assets to be traded, or an impairment of the asset transferred.

2.3. Segment reporting

In accordance with IFRS 8, operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker is the person or group that allocates resources to and assesses the performance of the operating segments of an entity. The chief operating decision maker of Bank of Yokohama is the Board of Directors of the Bank.

2.4. Foreign currency translation

Functional and presentation currency

All items in the consolidated financial statements are presented in JPY, which is the functional currency of the Group. Individual group companies use the currency of the primary economic environment in which the entities operate (“the functional currency”), which may be different from the presentation currency.

Transactions and balances

Transactions which are denominated or require settlement in a foreign currency are translated into the functional currency using the spot exchange rates at the dates of the transactions. Monetary items denominated in foreign currency are translated using the closing rate at the end of the reporting period. Non-monetary items measured at historical cost in a foreign currency are translated using the exchange rate at the date of the transactions.

Foreign currency differences arising on translation are generally recognized in profit or loss. However, foreign currency differences arising from the translation of the following items are recognized in other comprehensive income:

•	Available-for-sale equity instruments;

•	A financial liability designated as a hedge of the net investment in a foreign operation to the extent that the hedge is effective; and

•	Qualifying cash flow hedges to the extent that the hedge is effective.

Foreign exchange gains and losses from other comprehensive income items are included in other comprehensive income within the corresponding item.

In the case of changes in fair value of monetary assets denominated in foreign currency classified as available-for-sale financial assets, a distinction is made between differences from changes in amortized cost of monetary items and other changes in the carrying amount of monetary items. Exchange differences related to changes in amortized cost are recognized in profit or loss, and other changes in the carrying amount, except impairment, are recognized in other comprehensive income.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Foreign operations

The following are applied in translating the results and financial position of a foreign operation that has a functional currency different from the presentation currency of the consolidated financial statements:

•	Assets and liabilities are translated at the closing rate at the reporting date of the foreign operation;

•	Income and expenses are translated at average rates, unless the average rate is not a reasonable approximation of the cumulative effect of the rates at the transaction dates. When the use of the average rate for a period is inappropriate, income and expenses are translated using the spot exchange rate at the dates of the transactions; and

•	Exchange differences are recognized in other comprehensive income.

Differences due to foreign exchange translation are presented in equity as part of “Other reserves”.

Upon consolidation, exchange differences arising from the translation of net investment in foreign operations are recognized in “Other comprehensive income”. When a foreign operation is disposed of, or partially disposed of, and Bank of Yokohama loses its control, joint control, or significant influence, such exchange differences are reclassified from equity to profit or loss as part of the gain or loss on disposal. When a foreign operation is partially disposed of and Bank of Yokohama maintains control, part of the exchange differences are reallocated to non-controlling interests.

Bank of Yokohama has no foreign operation with a functional currency under hyperinflationary economy.

2.5. Cash and cash equivalents

Cash and cash equivalents comprise balances of cash on hand and deposits with the Bank of Japan.

2.6. Financial assets and liabilities

In accordance with IAS 39, all financial assets and liabilities, including derivative financial instruments, shall be recognized in the consolidated statements of financial position and measured in accordance with their assigned categories.

2.6.1. Financial assets

Bank of Yokohama classifies its financial assets into one of the following categories:

•	financial assets at fair value through profit or loss;

•	loans and receivables;

•	held-to-maturity investments; and

•	available-for-sale financial assets.

Bank of Yokohama determines the classification of its financial assets at initial recognition.

(a) Financial assets at fair value through profit or loss

The “Financial assets at fair value through profit or loss” category has two sub-categories: financial assets held for trading and those designated at fair value through profit or loss upon initial recognition.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

A financial asset is classified as held for trading if it is acquired principally for the purpose of selling in the near term or if it is part of a portfolio of identified financial assets that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

Financial assets held for trading include debt instruments such as Japanese government bonds and commercial papers. All derivatives that do not qualify as hedging instruments are also classified as held for trading and recognized in the consolidated statements of financial position as “Derivative financial assets”, except for embedded derivatives separated from the host contract (see Note 2.7 for further discussion on derivatives). Embedded derivatives separated from the host contract are presented with the host contract in the consolidated statements of financial position.

Under IAS 39, upon initial recognition, financial assets, other than those held for trading can be designated by an entity as financial assets at fair value through profit or loss if certain conditions are met (the “fair value option”). However, Bank of Yokohama has not designated this option for any financial assets for the years ended March 31, 2016, 2015 and 2014.

Financial assets at fair value through profit or loss are initially recognized at fair value, while transaction costs directly attributable to the acquisition are recognized in the consolidated income statements, and subsequently measured at fair value in the consolidated statements of financial position. Gains and losses arising from changes in fair value of such financial assets are recognized in the consolidated income statements as “Net trading income”. Interest income, interest expense, and dividend income on such financial assets are also included in “Net trading income”.

(b) Loans and receivables

Loans and receivables are originated or purchased non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than:

•	those that Bank of Yokohama intends to sell immediately or in the near term, which shall be classified as held for trading;

•	those that Bank of Yokohama designates as financial assets at fair value through profit or loss upon initial recognition;

•	those that Bank of Yokohama designates as available-for-sale financial assets upon initial recognition; or

•	those for which the holder may not recover substantially all of its initial investment, other than because of credit deterioration, which shall be classified as available-for-sale financial assets.

Loans and receivables are initially recognized at fair value, which is the consideration to originate or purchase the loan plus any transaction costs, fees and commissions received, and are subsequently measured at amortized cost using the effective interest method.

Loans and receivables are presented in the consolidated statements of financial position as “Loans and advances” or “Investment securities”. Interest on the financial assets of this category is presented in the consolidated income statements as “Interest income”. Impairment loss is presented as a deduction from the carrying amount of the financial assets of this category and recognized in the consolidated income statements as “Impairment losses (reversals) on loans and advances” or “Impairment losses on investment securities”.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(c) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that Bank of Yokohama intends and has the ability to hold to maturity, which have not been classified as financial assets at fair value through profit or loss or available-for-sale, and do not meet the definition of loans and receivables.

Held-to-maturity investments are initially recognized at fair value including transaction costs, commissions and fees received, if any, and are measured subsequently at amortized cost using the effective interest method.

Held-to-maturity investments are included in “Investments securities” in the consolidated statements of financial position. Interest on held-to-maturity investments is included in the consolidated income statements as “Interest income.” Impairment loss is presented as a deduction from the carrying amount of the investment and recognized in the consolidated income statements as “Impairment losses on investment securities.”

(d) Available-for-sale financial assets

Available-for-sale financial assets are non-derivative assets that are designated as available-for-sale on initial recognition or are not classified as another category of financial assets.

Available-for-sale financial assets are initially recognized at fair value plus direct and incremental transaction costs attributable to the acquisition of the asset, and are subsequently carried at fair value with gains and losses recognized in the consolidated statements of comprehensive income, excluding impairment losses and foreign exchange gains and losses on monetary assets classified as available-for-sale. When the financial asset is derecognized, the accumulated gain or loss is reclassified to the consolidated income statements.

If an available-for-sale financial asset is determined to be impaired, the cumulative gains or losses previously recognized in the consolidated statements of comprehensive income is recognized in the consolidated income statements as “Impairment losses on investment securities”. If it is sold or otherwise disposed of, the accumulated gains or losses are similarly reclassified and recognized in the consolidated income statements as “Net investment income” under “Other operating income”.

Interest income is recognized in the consolidated income statements using the effective interest method. Dividends on available-for-sale equity instruments are recognized in the consolidated income statements as “Net investment income” under “Other operating income” when Bank of Yokohama’s right to receive payment is established. Foreign currency gains and losses are also recognized in the consolidated income statements as “Other operating income”.

(e) Recognition and derecognition of regular way purchase or sale of financial assets

Bank of Yokohama uses trade date accounting, which is the date on which Bank of Yokohama becomes a party to the contractual provisions of the instrument, for regular way purchase or sale of financial assets to recognize or derecognize the financial assets.

2.6.2. Financial liabilities

Financial liabilities other than financial guarantees and loan commitments are measured at amortized cost based on the effective interest method, except for derivative, which are measured at fair value through profit or loss. Bank of Yokohama determines the classification of its financial instruments at initial recognition.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(a) Financial liabilities at fair value through profit or loss

The “Financial liabilities at fair value through profit or loss” category has two sub-categories: financial liabilities classified as held for trading and those designated at fair value through profit or loss upon initial recognition.

A financial liability is classified as held for trading if it is incurred principally for the purpose of repurchasing in the near term, or if it is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of short-term profit-taking. Derivatives are also categorized as held for trading and are recognized in the consolidated statements of financial position as “Derivative financial liabilities”.

Financial liabilities at fair value through profit or loss are initially recognized and subsequently measured at fair value in the consolidated statements of financial position, and transaction costs are recognized in consolidated income statements. Gains and losses arising from changes in fair value and interest expenses on financial liabilities included in this category are recorded in the consolidated income statements as “Net trading income”.

Bank of Yokohama has not designated any financial liabilities at fair value through profit or loss for the years ended March 31, 2016, 2015 and 2014.

(b) Financial liabilities measured at amortized cost

This category includes financial liabilities that are not classified as at fair value through profit or loss. Financial liabilities measured at amortized cost are initially recognized at fair value net of transaction costs incurred, including premiums, discounts and issuance costs, and subsequently measured at amortized cost using the effective interest method. Financial liabilities measured at amortized cost are recognized in the consolidated statements of financial position as “Deposits”, “Borrowings”, or other items, as appropriate.

2.6.3. Fair value measurement

“Fair value” is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date in the principal or, in its absence, the most advantageous market to which Bank of Yokohama has access at that date. The fair value of a liability reflects its own non-performance risk.

To measure the fair value of a financial instrument, Bank of Yokohama uses the quoted price in an active market of the instrument, whenever available. A market is regarded as active if transactions for the financial instrument take place with sufficient frequency and volume to provide pricing information on an ongoing basis. If there is no quoted price in an active market, Bank of Yokohama uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The chosen valuation technique incorporates all of the factors that market participants would take into account in pricing a transaction.

Portfolios of financial assets and liabilities that are exposed to market risk and credit risk and managed by Bank of Yokohama based on the net exposure to either market or credit risk are measured using the price that would be received to sell a net long position (or paid to transfer a net short position) for a particular risk exposure. Portfolio-level valuation adjustments are allocated to the individual assets and liabilities on the basis of the relative risk adjustment of each individual instrument in the portfolio.

The fair value of a demand deposit is not less than the amount payable on demand, discounted from the first date on which the amount could be required to be paid.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Bank of Yokohama recognizes transfers between levels of the fair value hierarchy at the beginning of the reporting period during which the transfer occurred.

2.6.4. Derecognition

When Bank of Yokohama transfers financial assets, it evaluates the extent to which it retains the risks and rewards of ownership of the financial assets. Financial assets are derecognized when (i) the contractual rights to the cash flows from the assets expire, (ii) Bank of Yokohama transfers the contractual rights to receive the cash flows of the financial assets, or (iii) Bank of Yokohama retains the contractual rights to receive the cash flows from the financial assets, but assumes a contractual obligation to pay the cash flows to one or more recipients in an arrangement that meets all of the following conditions:

•	Bank of Yokohama is prohibited from selling or pledging the original asset, other than as security to the eventual recipients for the obligation to pay them cash flows;

•	Bank of Yokohama has an obligation to pay the recipients only to the extent of the amount it is able to collect from the original asset (Short-term advances by Bank of Yokohama with the right of full recovery plus accrued interest at market rates do not violate this condition.);

•	Bank of Yokohama has an obligation to remit any cash flows it collects on behalf of the eventual recipients without material delay. In addition, Bank of Yokohama is not entitled to reinvest such cash flows, except for investments in cash or cash equivalents, during the settlement period from the collection date to the date of required remittance to the eventual recipients, and interest earned on such investments must be passed on to the eventual recipients.

Bank of Yokohama derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another party. If Bank of Yokohama neither transfers nor retains substantially all the risks and rewards of ownership and continues to control the transferred asset, Bank of Yokohama recognizes its retained interest in the asset and an associated liability for amounts it may have to pay. If Bank of Yokohama retains substantially all the risks and rewards of ownership of a transferred financial asset, Bank of Yokohama continues to recognize the financial asset and also recognizes a collateralized borrowing for the proceeds received.

Financial liabilities are derecognized when, and only when, the liabilities are extinguished — i.e. when the obligations specified in the contracts are discharged, cancelled, or expired.

Collateral pledged by Bank of Yokohama under securities lending transactions are not derecognized, because Bank of Yokohama retains substantially all the risks and rewards of ownership based on the predetermined repurchase price, and the criteria for derecognition are therefore not met.

2.6.5. Offsetting of financial assets and liabilities

Financial assets and liabilities are offset and the net amount is presented in the statements of financial position when, and only when, Bank of Yokohama has a legally enforceable right to offset the amounts and it intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Income and expenses are presented on a net basis only when permitted under IFRS, or for gains and losses arising from a group of similar transactions.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

2.7. Derivative financial instruments and hedge accounting

Derivatives (including embedded derivatives in host contracts) are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at the fair values.

Derivatives are presented as assets when the fair value is positive and as liabilities when the fair value is negative. Derivative assets and liabilities, except embedded derivatives separated from the host contracts, are recognized in the consolidated statements of financial position as “Derivative financial assets” and “Derivative financial liabilities”, respectively. Changes in the fair value of derivative financial instruments that do not qualify for hedge accounting are recognized in the consolidated income statements as “Net trading income”.

Derivatives embedded as components of hybrid (combined) instruments that include non-derivative host contracts are separated from the host contracts and accounted for as separate derivatives when their economic characteristics and risks are not closely related to that of the host contracts. Such embedded derivatives are separately accounted for at fair value, and presented alongside their host contracts in the consolidated statements of financial position. Changes in fair value of embedded derivatives are recognized in the consolidated income statements as “Net trading income” unless Bank of Yokohama designates the hybrid contracts as financial assets and liabilities at fair value through profit or loss.

Bank of Yokohama engages in a wide range of derivative transactions for risk management purposes. Though such derivatives may serve as economic hedges against Bank of Yokohama’s risk exposures, they do not always meet the criteria for hedge accounting. Bank of Yokohama has not applied hedge accounting under IFRS for the years ended March 31, 2016, 2015 and 2014.

2.8. Securities borrowed and securities lent

Securities borrowing and securities lending transactions are accounted for as financing transactions. Securities borrowing and lending transactions are usually secured by cash or securities advanced by the borrower. Under such transactions where securities are borrowed or lent with cash collateral, the borrower of the securities generally has the right to sell or re-pledge the securities lent. Borrowed securities are not recognized on the consolidated statements of financial position or lent securities derecognized. Cash provided as collateral against the securities transferred are presented in “Cash collateral on securities lent” and “Cash collateral on securities borrowed”. However, where securities borrowed are transferred to third parties, a liability for the obligation to return the securities to the lending counterparty is recorded.

Bank of Yokohama does not have “Cash collateral on securities borrowed” at March 31, 2016 and 2015.

2.9. Leases

Bank of Yokohama applies IAS 17 “Leases” and IFRIC 4 “Determining whether an Arrangement contains a Lease” for lease transactions.

(i) Operating lease

Leases in which ownership rights are not substantially transferred to the lessee and a significant portion of the risks and rewards of incidental to ownership is retained by the lessor are classified as operating leases. Bank of Yokohama enters into various operating leases both as a lessor and a lessee. As a lessor, the underlying assets are not derecognized from Bank of Yokohama’s consolidated statements of financial position. As a lessee, assets held under operating leases are not recognized in the Bank of Yokohama’s consolidated statements of financial position.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Revenue from operating leases as a lessor and expenses from operating leases as a lessee are recognized in the consolidated income statements on a straight-line basis over the term of the lease.

(ii) Finance lease (lessee)

Leases of assets for which Bank of Yokohama, as a lessee, has substantially all the risks and rewards incidental to ownership are classified as finance leases. Finance leases are capitalized at the commencement of the lease term, at the lower of the fair value of the leased properties and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the applicable accounting policy for that asset.

Minimum lease payments made under finance leases are apportioned between finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

(iii) Finance lease (lessor)

If Bank of Yokohama is the lessor in a lease agreement that transfers substantially all of the risks and rewards incidental to ownership of the asset to the lessee, then the arrangement is classified as a finance lease and a receivable equal to the net investment in the lease (i.e. the aggregate of minimum lease payments and any unguaranteed residual value accrued by the lessor, discounted at the applicable interest rate) is recognized and presented within loans and advances.

Minimum lease payments made under finance leases by the lessee are apportioned between finance income and the collection of the outstanding finance lease receivable. Finance income is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the receivable.

2.10. Property and equipment

Property and equipment are measured at cost less accumulated depreciation and accumulated impairment losses, if any. Expenditure that is directly attributable to the acquisition of the property or equipment is included in the cost. Subsequent expenditures are capitalized only when it is probable that future economic benefits associated with the item will flow to Bank of Yokohama and the cost of the item can be measured reliably. Bank of Yokohama recognizes the cost of replacing part of property and equipment in the carrying amount of such an item when that cost is incurred. The carrying amount of the replaced part is derecognized. Costs of day-to-day servicing are charged to other operating expenses when incurred.

Land has an unlimited useful life and therefore is not depreciated.

Depreciation of other assets is calculated using the straight-line method to allocate the cost of the assets, or other amount substituted for cost, less their residual values over the useful lives as follows:

•	Buildings and accompanying facilities: 2-60 years

•	Equipment and others: 2-20 years

The residual values and useful lives are reviewed at each reporting date and, if expectations differ from previous estimates, the changes are accounted for as a change in accounting estimate. The application of impairment accounting is described in Note 2.22.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Gains and losses on disposal of property and equipment are determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item, and are included in other operating income or other operating expenses in the consolidated income statements.

2.11. Intangible assets

Goodwill

From April 1, 2013, goodwill at the acquisition date is measured as the excess of the consideration transferred, the fair value of any existing interest in the subsidiary and the amount of any non-controlling interest measured either at fair value or at its share of the subsidiary’s net asset, over the net fair value of acquirer’s interest in the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed. Goodwill arising from the acquisition of a subsidiary is recognized in intangible assets, and goodwill arising from the acquisition of an affiliate is recognized in investment in affiliate. Goodwill is measured at cost less accumulated impairment loss. Gains and losses on disposal of investment in subsidiary and affiliate are measured considering the carrying amount of goodwill.

Intangible assets other than goodwill

Intangible assets comprise computer software licenses and other intangible assets. Intangible assets are initially recognized at cost, and Bank of Yokohama uses the cost model for the measurement after the initial recognition, i.e. intangible assets are carried at the costs less any accumulated amortization and any accumulated impairment losses. Intangible assets with definite useful lives are amortized using the straight-line method over the useful lives, and intangible assets with indefinite useful lives are not amortized. The amortization method, amortization period and the residual value for intangible assets with definite useful lives are reviewed at each year-end, and reassessed, as necessary.

Computer software licenses

Acquired computer software licenses are capitalized based on the costs incurred to acquire the license and any direct costs attributable to preparing the software for its intended use. Capitalized costs are amortized over the software’s useful life, and amortization expenses are included in “General and administrative expenses”. The estimated useful life of software ranges from 5 to 7 years.

2.12. Income tax

Income tax expense comprises current and deferred taxes. It is recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

Current income tax

Current income tax comprises the expected income tax payable or receivable on the taxable income or loss for the year and any adjustments to the tax payable or receivable in respect of previous years. It is measured using tax rates enacted or substantively enacted at the reporting date. Current income tax also includes tax arising from dividends.

Deferred income tax

Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Deferred income tax is not

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

recognized for temporary differences on the initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting nor tax profit or loss; temporary differences related to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future; and taxable temporary differences arising on initial recognition of goodwill.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future tax profits will be available against which they can be used. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Unrecognized deferred assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

The measurement of deferred tax reflects the tax consequences that would follow the manner in which Bank of Yokohama expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Tax exposures

In determining the amount of current and deferred income tax, Bank of Yokohama considers the impact of tax exposures including whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes Bank of Yokohama to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities would impact income tax expense in the period in which such a determination is made.

2.13. Employee benefits

2.13.1. Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount expected to be paid if Bank of Yokohama has a present legal or constructive obligation to pay the amount as a result of past service provided by the employees and the obligation can be estimated reliably.

2.13.2. Post-retirement employee benefit

Defined contribution plans

Obligations for contributions to defined contribution plans are expensed as the related service is provided and recognized as personnel expenses in profit or loss. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

Defined benefit plans

Bank of Yokohama’s net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any plan assets.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The calculation of defined benefit obligations is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a potential asset for Bank of Yokohama, the recognized asset is limited to the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. To calculate the present value of economic benefits, consideration is given to any applicable minimum funding requirements.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. Bank of Yokohama determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in personnel expenses in profit or loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. Bank of Yokohama recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

Other long-term employee benefits

Bank of Yokohama’s net obligation in respect of long-term employee benefits is the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value. Remeasurements are recognized in profit or loss in the period in which they arise.

2.13.3. Equity-linked compensation

The grant-date fair value of equity-linked compensation, i.e. stock acquisition rights — granted to employees is recognized as personnel expenses, with a corresponding increase in equity, over the period in which the employees become unconditionally entitled to the awards. The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. For equity-linked compensation with market performance conditions, the grant-date fair value of the equity-linked compensation is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes. The fair value of stock acquisition rights granted are measured using the Black-Scholes option pricing model. The service and non-market performance conditions attached to the arrangements were not taken into consideration in measuring the fair value.

2.14. Provisions

Provisions are recognized when: (i) Bank of Yokohama has a present legal or constructive obligation as a result of past events; (ii) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation; and (iii) a reliable estimate can be made of the amount of the obligation.

The amounts recognized as provisions are the best estimate of expenditures required to settle the present obligations at the end of the reporting period. Where the effect of the time value of money is material, the amounts of provisions are the present value of the expenditures expected to be required to settle the obligations

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the liability. Where discounting is used, the carrying amounts of provisions increase in each period to reflect the passage of time. The increase of provisions is recognized as interest expense.

2.15. Financial guarantees and loan commitments

Financial guarantees are contracts that require the issuer to make specified payments to reimburse the holder for a loss that the holder incurs because a specified debtor fails to make payments when due in accordance with the terms of a debt instrument.

Loan commitments are firm commitments to provide credit under pre-specified terms and conditions.

Financial guarantees and commitments to provide loans at below-market interest rates are included in other liabilities.

Financial guarantees or commitments to provide loans at below-market interest rates are initially recognized at fair value on the date the instruments are issued. The inception fair value of the financial guarantees or commitments is considered to be the value of the premium receivable. Subsequent to initial recognition, Bank of Yokohama’s liabilities under such guarantees or the commitments are measured at the higher of (i) the initial amount less cumulative amortization over the life of the guarantee or the commitments, and (ii) the best estimate of the amount required to settle the obligations.

For loan commitments to provide arms-length market terms, provision is made if it is probable that the facility will be drawn and the resulting loans and advances will be impaired. Provisions are measured using the expected withdrawal, probability of default and collectible amount at event of default.

Fee income earned is recognized based on effective interest rate method over the life of the guarantee or commitments. Any increase in the liability related to guarantees or commitments is reported in the consolidated income statements within other operating expenses.

2.16. Liability and equity classification

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by Bank of Yokohama are recognized at the proceeds received, net of direct issue costs.

The component parts of compound instruments (e.g. convertible bonds) issued by Bank of Yokohama are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement. At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for a similar non-convertible instrument. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion or at the instrument’s maturity date. The equity component is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

2.17. Share capital

Classification

Common shares are classified as equity.

Share issuance costs

Incremental costs directly attributable to the issuance of common shares are recognized in equity as a deduction, net of any tax effects.

Dividends on common shares

Dividends on common shares are recognized as distributions in equity upon approval by the shareholders.

Treasury shares

When share capital recognized as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity, and repurchased shares are classified as treasury shares. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity. No gain or loss is recognized in profit or loss on the purchase, sale, issue or cancellation of Bank of Yokohama’s own equity instruments.

2.18. Interest income and expenses

Interest income and expenses for all interest-bearing financial instruments are recognized within “Interest income” and “Interest expenses” except for financial assets or liabilities which are held for trading, which are recognized in “Net trading income”. Interest income and expenses are recognized using the effective interest method.

The effective interest method calculates the amortized cost of a financial asset or a financial liability and allocates the interest income or interest expenses over the relevant period. The effective interest rate is the rate that exactly discounts the estimated future cash payments or receipts through the expected life of the financial instrument or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, Bank of Yokohama estimates cash flows considering all contractual terms of the financial instrument (for example, prepayment options), but does not consider future credit losses. The calculation includes fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and other premiums or discounts.

Once a financial asset or a group of similar financial assets has been written down as a result of impairment, interest income is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

2.19. Fee and commission income

Fees and commission income and expenses that are integral to the effective interest rate on financial assets or financial liabilities are included in the measurement of the effective interest rate. Other fees and commission income — including account servicing fees, investment management fees, sales commission, placement fees and syndication fees — are recognized as the related services are performed. If a loan commitment is not expected to result in the draw-down of a loan, then the related loan commitment fees are recognized on a straight-line basis

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

over the commitment period. Insurance agency commissions received or receivable by the Bank of Yokohama does not require to render further services, and therefore recognized by the Bank of Yokohama as revenue on the effective commencement date of the related insurance policies.

Other fees and commission expenses relate mainly to transaction and service fees, which are expensed as the services are received.

2.20. Dividend income

Dividend income is recognized when the right to receive income is established. Dividends are presented in “Net trading income” or “Other operating income” based on the underlying classification of the equity investment.

2.21. Impairment of financial assets

At each reporting date, Bank of Yokohama assesses whether there is objective evidence that financial assets not carried at fair value through profit or loss are impaired. A financial asset or a group of financial assets is impaired when objective evidence demonstrates that a loss event has occurred after the initial recognition of the assets and that the loss event has an impact on the future cash flows of the assets that can be estimated reliably.

Objective evidence that financial assets are impaired includes:

(i)	significant financial difficulty of the borrower or issuer;

(ii)	default or delinquency by a borrower;

(iii)	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, grants to the borrower a concession that the lender would not otherwise consider;

(iv)	indications that a borrower or issuer will enter bankruptcy;

(v)	the disappearance of an active market for a security; or

(vi)	observable data relating to a group of assets such as adverse changes in the payment status of borrowers or issuers in the group, or economic conditions that correlate with defaults in the group.

In addition, in the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is objective evidence of impairment resulting in the recognition of impairment losses.

Assets measured at amortized cost

Bank of Yokohama considers evidence of impairment for loans and advances and held-to-maturity investment securities at both a specific asset and at collective levels. All individually significant loans and advances and held-to-maturity investment securities are assessed based on the discounted cash flows (“DCF”) method for specific impairment. Those found not to be specifically impaired are then collectively assessed for any impairment that has been incurred but not yet identified. Loans and advances and held-to-maturity investment securities that are not individually significant are collectively assessed for impairment by grouping together loans and advances and held-to-maturity investment securities with similar risk characteristics. In assessing collective impairment, Bank of Yokohama uses statistical modeling of historical trends of the probability of default, the timing of recoveries and the amount of loss incurred, loss identification period (only for unimpaired financial assets measured at amortized cost), and makes an adjustment if current economic and credit conditions are such that the actual losses are likely to be greater or lesser than is suggested by historical trends. Default rates, loss rates and the expected timing of future recoveries are regularly benchmarked against actual outcomes to ensure that they remain appropriate.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Impairment losses on assets measured at amortized cost are calculated as the difference between the carrying amount and the present value of estimated future cash flows discounted at the asset’s original effective interest rate. The present value of the estimated future cash flows of a collateralized financial asset reflects the cash flows that may result from foreclosure less costs of obtaining and selling the collateral, whether or not foreclosure is probable.

If the terms of a financial asset are renegotiated or modified or an existing financial asset is replaced with a new one due to financial difficulties of the borrower, then an assessment is made of whether the financial asset should be derecognized. If the cash flows of the renegotiated asset are substantially different, then the contractual rights to cash flows from the original financial asset are deemed to have expired. In this case, the original financial asset is derecognized and the new financial asset is recognized at fair value. The impairment loss before an expected restructuring is measured as follows:

•	If the expected restructuring will not result in derecognition of the existing asset, the impairment loss is measured as the difference between the carrying amount of the asset and the estimated cash flows arising from the modified financial asset based on their expected timing and amounts discounted at the original effective interest rate of the existing financial asset.

•	If the expected restructuring will result in derecognition of the existing asset, then the expected fair value of the new asset is treated as the final cash flow from the existing financial asset at the time of its derecognition. This amount is discounted from the expected date of derecognition to the reporting date using the original effective interest rate of the existing financial asset and an impairment loss is recognized based on the difference between the carrying amount of the asset before restructuring and the fair value of the new asset.

If a financial asset is determined to be uncollectible, it is written off against the related allowance account. Such financial assets are normally written off after all the necessary procedures have been completed and the amount of the loss has been determined. Those assets primarily include loans for borrowers that have been legally or formally declared bankrupt and borrowers that may not have legally or formally declared bankruptcy but are essentially bankrupt (De facto bankrupt).

Impairment losses are recognized in profit or loss and reflected in an allowance account against loans and receivables or held-to-maturity investment securities. Interest on the impaired assets continues to be recognized through the unwinding of the discount. If an event occurring after the impairment was recognized causes the amount of impairment loss to decrease, then the decrease in impairment loss is reversed through profit or loss.

Assets classified as available-for-sale

Impairment losses on available-for-sale financial assets are recognized by reclassifying the losses accumulated in other reserves in equity to profit or loss. The cumulative loss that is reclassified from equity to profit or loss is the difference between the acquisition cost, net of any principal repayment and amortization, and the current fair value, less any impairment loss previously recognized in profit or loss. If, in a subsequent period, the fair value of an impaired available-for-sale debt security increases and the increase can be related objectively to an event occurring after the impairment loss was recognized, then the impairment loss is reversed through profit or loss; otherwise, any increase in fair value is recognized through other comprehensive income. Any subsequent recovery in the fair value of an impaired available-for-sale equity security is always recognized in other comprehensive income.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

2.22. Impairment of non-financial assets

Bank of Yokohama reviews its non-financial assets at each reporting date for any indication of impairment. If an indication of impairment exists, Bank of Yokohama analyzes and estimates the asset’s recoverable amount.

Intangible assets with indefinite useful lives, including goodwill, and intangible asset not yet available for use are reviewed annually for impairment by comparing the carrying amounts with the recoverable amount. This impairment test may be performed at any time during an annual period, provided it is performed at the same time every year. Different intangible assets may be tested for impairment at different times. However, if such an intangible asset was initially recognized during the current annual period, that intangible asset will be tested for impairment before the end of the current annual period.

For impairment testing, assets are classified into the smallest group of assets that generates cash inflows from continuing use that is largely independent of the cash inflows from other assets or cash generating units (“CGU”). Goodwill is allocated to a separate CGU or a group of CGUs that generates expected cash inflows from business combination. Impairment testing and recognition of impairment losses are performed by comparing the present value of expected future cash flows from the CGU or the group of CGUs to the net carrying amounts of CGU or CGUs which include the allocated goodwill.

The recoverable amount of an asset, or CGU, is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

Impairment losses on goodwill are not reversed. For other assets, an impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

3. Financial risk management

3.1. Overview

Banks are facing an increasingly diverse and complex risk management environment in light of the advancements in deregulation, globalization and securitization in the finance world, developments in financial engineering and information technology, and the sophistication of customer needs.

In addition, the establishment of an effective risk management framework is essential to ensure the undisrupted functioning of the financial system in the event of large-scale natural disasters such as the Great East Japan Earthquake. Bank of Yokohama is fully aware of such trends and developments in the market and to improve operational soundness, the Bank regards risk management as one of Bank of Yokohama’s top priorities and strives to continuously refine Bank of Yokohama’s risk management framework and approach.

Bank of Yokohama has established a comprehensive, yet flexible, framework to manage the principal risks Bank of Yokohama is exposed to, namely, credit risk, market risk, liquidity risk and operational risks. The framework incorporates the segregation of duties between the risk management function and business units and applies a stringent monitoring mechanism.

The framework enables Bank of Yokohama to evaluate the nature of the various risks and distinguish between “risks that can be accepted” and “risks that should be mitigated”. By proactively managing risks evaluated as “risks that can be accepted”, Bank of Yokohama is able to achieve high profitability while maintaining sound operation and becomes one of the leading financial institutions in the region.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The following table presents a summary of the nature of the various risks:

Risk Category			Nature of the Risk
Credit risk			Risk of financial loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations.
Market risk	Banking	Interest rate risk	Risk that changes in interest rates will affect the value of holdings of financial instruments.
		Price change risk	Risk that changes in market prices will affect the value of holdings of financial instruments.
		Trading	Risk that changes in market prices will affect the income or the value of holdings of financial instruments which are held for trading purposes.
Liquidity risk

Risk that there will be difficulty in meeting obligations associated with the financial liabilities that are settled by delivering cash or another financial asset. In addition recently, market liquidity risk has been receiving more attention than ever.

Operational risk		Administrative risk	Risk of direct or indirect loss arising from causes associated with processes and personnel.
		System risk	Risk of direct or indirect loss arising from causes associated with technology and infrastructure.
		Legal risk	Risk of direct or indirect loss arising from causes associated with legal and regulatory requirements.
		Tangible assets risk	Risk of direct or indirect loss arising from causes associated with natural disasters and unexpected events.
		Human resource risk	Risk of direct or indirect loss arising from causes associated with personnel matters.
Reputational risk			Risk of direct or indirect loss arising from a deterioration of reputation.

Risk Management Framework

The “Risk Management Principles”, as approved by the Board of Directors, are as follows:

•	To minimize the adverse effects of changes in the economic and market environments and provide reliable and undisrupted financial services to Bank of Yokohama’s customers as a major participant in the regional financial system;

•	To continuously identify, assess, monitor and control the various risks inherent in the operations, products, services and systems that are critical to Bank of Yokohama’s strategic goals to ensure sustainable business performance through sound operation and appropriate asset allocation;

•	To reduce excessive risks that are beyond Bank of Yokohama’s financial and operational conditions into an appropriate level, in order to support the creditworthiness of the regional financial system.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

•	To establish risk management policies that correspond to the strategic goals and communicate such policies across all levels of the Bank of Yokohama. Such risk management policies are reviewed at least annually or as necessary to cater to the change in strategic goals or external environment;

•	To understand and manage risks holistically, to the best extent possible, recognizing that the risks are oftentimes multi-dimensional, cross-organizational and interlinked;

•	To understand and manage risks on a consolidated/group basis, including the consolidated subsidiaries of Bank of Yokohama.

In accordance with the above risk management principles, the risk management policies for the year ended March 31, 2016 are as follows:

Credit risk:

•	To reduce dependence on the collateralized financing business for sustainable funds supply;

•	To expand business utilizing new financing methods, such as asset-based lending (“ABL”), etc.;

Liquidity risk:

•	To strengthen foreign currency liquidity management, in preparation for the increase in foreign currency-denominated assets.

Operational risks:

•	To enhance the Plan-Do-Check-Adjust (“PDCA”) model to analyze the underlying reasons for significant operational exceptions on a consolidated/group basis;

•	To apply stringent investigation on risks in outsourcing activities to prevent the recurrence of significant issues.

Moreover, in accordance with the requirements of the Basel Committee of Banking Supervision (“BCBS”), Third Accord (“Basel III”), which is effective from March 2013, Bank of Yokohama adopts Foundation Internal Ratings-Based (“FIRB”) Approach for its credit risk and the Standardized Approach for its operational risks, for the capital ratios disclosed. In addition, Bank of Yokohama is preparing the disclosures of the liquidity coverage ratio, leverage ratio and other minimum disclosures to comply with the requirements that start from 2015.

Integrated Risk Management

The “Integrated Risk Management Framework” was established to achieve a balance between Bank of Yokohama’s operational soundness and improvement in profitability and efficiency, through the quantification and compilation of various risks Bank of Yokohama is exposed to.

From the operational soundness standpoint, core capital (calculated by deducting the amounts of deferred tax assets, etc. from the Common Equity Tier 1 (“CET 1”) capital) is allocated across various quantifiable risk categories based on the risk tolerance limits and a buffer, in the form of unallocated capital, for the unquantifiable risks. For quantifiable risks, the exposures are reduced to below the amounts of capital allocated and monitored using Value at Risk (“VaR”), which measures the largest potential losses that can be incurred. Bank of Yokohama ensures that the buffer is adequate to absorb any potential losses that may arise from the unquantifiable risks.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The following exhibit presents a summary of the process of capital allocation described above:

From the profitability and efficiency standpoint, a profitability indicator (i.e. Return on Risky Assets (“RORA”)) is calculated for all profit centers, using the profitability ratio after deducting the credit costs that derive from total risk exposures and risky assets calculated in accordance with the capital ratio requirements. This practice improves the evaluation and management of Bank of Yokohama’s risk-return profile.

Risk Management Approach

Below are the basic rules Bank of Yokohama follows for risk management purposes:

•	For those risks that can be quantified and managed, a spectrum of methods, such as VaR, Basis Point Value (“BPV”), gap analysis and simulations are used to calculate risk exposures to achieve a balance between the risks undertaken by Bank of Yokohama and the expected return as well as Bank of Yokohama’s financial and operational conditions;

•	Back testing and stress testing are employed to ensure the appropriateness and effectiveness of methods used for risk quantification and risk management concurrently. In particular stress testing including but not limited to natural disasters and/or economic recessions, also incorporates forward looking scenarios, to enhance the communication of risk exposures undertaken by Bank of Yokohama;

•	Bank of Yokohama proactively acts to prevent reputational and similar risks. Bank of Yokohama is well prepared and will promptly respond to such risks should they emerge;

•	New risks arising from the development and provision of new products and services or changes to the existing products and services are identified and evaluated, and the risk management approach and management reporting structure are confirmed;

•	In the case of outsourcing, appropriate risk management procedures are applied for customer protection and to ensure operational soundness;

•	All risk management policies are maintained and made available throughout Bank of Yokohama.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The following exhibit presents the roles and responsibilities of various functions in relation to risk management:

3.2. Credit risk

3.2.1. Overview

Credit risk is the risk of financial loss if a customer or counterparty to a financial instrument fails to meet its contractual obligations and is the most significant risk that affects Bank of Yokohama’s stability and profitability.

To maintain financial order in the marketplace and provide undisrupted funding to customers, Bank of Yokohama has established the “Credit Policy” which is used to manage credit risk at both the specific and portfolio levels.

The Credit Risk Control Office, part of the RMD and existing independently from the Credit Department, constructs an internal risk control system to objectively evaluate the creditworthiness of borrowers and their credit applications. An Internal Rating System and Self-Assessment Procedures are developed to categorize the credit facilities, with loan loss provisioning and write-offs made as necessary.

Based on the Internal Rating System, Bank of Yokohama quantifies its credit risk exposure using the Probability of Default (“PD”) and Loss Given Default (“LGD”) for each risk category based on historical data. Credit enhancements such as collaterals or guarantees are also taken into consideration in the risk quantification process. The balance between operational soundness and profitability is achieved by setting lending rates appropriate to the risk profile and financial conditions of Bank of Yokohama.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

In addition, for effective portfolio monitoring purposes the following measures that address the credit concentration risk are strictly adhered to:

•	To mitigate the potential significant loss that can be incurred as a result of “Borrower Concentration Risk”, the Board of Directors is responsible for determining the credit limits granted to borrowers or borrower groups with large credit risk.

•	To mitigate the potential significant loss that can be incurred as a result of “Industry Concentration Risk”, credit limits as well as trigger point alarm systems are determined for industries to which Bank of Yokohama is exposed to significant risks.

•	To mitigate the potential significant loss that can be incurred as a result of “Funds Utilization Concentration Risk”, periodic investigations are performed to ensure such risk is within the risk tolerance limit of Bank of Yokohama.

To enhance the effectiveness of credit portfolio management measures, Credit Portfolio meetings with the participation of Directors are held regularly. The nature of the bank-wide credit risks, strategic direction and other significant matters are discussed and resolved during these meetings. Credit condition and risk-return profiles are also analyzed from various perspectives, such as the region of the borrowers, size of the loans, borrower risk ratings, borrowers’ industries, type of product, etc. to verify the effectiveness of the Internal Rating System.

To supplement the credit risk management and credit risk quantification under certain circumstances, Bank of Yokohama makes use of publicly available information and systems, if necessary.

These systems provide information such as a corporate financial scoring model, credit management database, credit risk quantifications, etc. In addition, with the credit-related data from 64 regional banks, Bank of Yokohama is able to quantify the nationwide credit conditions and credit risks using Monte Carlo simulations.

For specific credit risk management, Bank of Yokohama follows the five principles, namely, social mission, security, profitability, growth and liquidity, as stipulated in the Credit Policy, to assess the creditworthiness of counterparties across various businesses in addition to the core lending business. Credit assessments are also performed for counterparties to derivatives instruments and customer groups’ on and off-balance sheet positions on a consolidated basis.

Moreover, Investment and Credit meetings, with the participation of Directors, are held to analyze, deliberate and resolve large credit applications.

Bank of Yokohama has established the Operation Support Unit to actively assist borrowers that have been experiencing operational or financial difficulties revitalize their businesses. The Business Solution Advisor Certification System was adopted to nurture professionals with sufficient and appropriate knowledge and experience in order to enhance this customer support function.

3.2.2. Credit risk management

(1) Internal Rating System

The Internal Rating System is the foundation for prudent credit risk management and important to financial reporting, such as the quantification of loan loss provisioning and write-offs. It is developed and maintained by the Credit Risk Management Office of the Risk Management Department (“RMD”).

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The credit assessment/approval process starts from the Credit Department, which performs customer screening. The Corporate Administration Department is then responsible for assigning credit risk ratings to borrowers and facilities. The Credit Risk Management Office is in charge of reviewing the credit screening and credit risk ratings assigned to borrowers and facilities and adjusting the rating as necessary.

In addition, the Credit Risk Management Office, with oversight over the RMD, is responsible for the validation of the effectiveness of the Internal Rating System.

The following flowchart demonstrates the roles and responsibilities of the various functions during the credit assessment/approval process:

The Internal Rating System is a multi-dimensional tool that is able to evaluate the creditworthiness of credit facilities from different perspectives:

•	Specialized lending

For project financing and commercial properties loans, Bank of Yokohama evaluates the credit risk of facilities based on the risk sharing scheme of the projects, cash-flow projections and credit enhancements such as security arrangements of the project.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

•	Borrower risk rating

Borrower risk rating is assigned to each borrower based on their financial positions. If the borrower is rated by external rating agencies, the external ratings are also taken into consideration before the internal risk rating is determined.

•	Facility risk rating

Facility risk rating focuses on the credit risk of the facility on a standalone basis and is assigned to each credit facility with credit enhancements such as collaterals and guarantees taken into consideration.

•	Portfolio management

Credit facilities which are not individually significant are grouped together based on their risk characteristics and managed on a portfolio basis. The type of credit facilities, risk profile of borrowers and historical payment patterns are the main indicators used by Bank of Yokohama to appropriately categorize borrowers.

(2) Self-Assessment

As a Japanese bank, Bank of Yokohama has to conduct a so-called “self-assessment on quality of assets” as required in the “Inspection Manual for Deposit-Taking Institutions (“Inspection Manual”)” issued by the Financial Services Agency of Japan (“FSA”).

Such self-assessment calls for examining individual loan assets held by a financial institution and categorizing them according to the degree of risk of default and impairment of the asset value. Self-assessment, conducted by financial institutions themselves, is not only a means for the institutions to manage credit risk but also to quantify the appropriate write-offs and loan loss provisions, as necessary.

Under the self-assessment procedure, Bank of Yokohama first classifies borrowers into the groups listed below based on their financial strengths and other relevant considerations. Credit facilities, including off-balance sheet items, are then classified into 4 categories after taking into consideration the borrower rating and the effects of credit enhancements, if any.

This process of categorization of borrowers and credit facilities is referred to as the self-assessment procedure, which is integrated with the internal rating system of each institution.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Based on the Inspection Manual, borrowers are classified into the following categories:

Classification	Definition
Normal	A “normal” borrower has strong results and no particular problems with its financial position.
Needs attention	A “needs attention” borrower has problems with lending conditions (i.e., waivers, reductions, or deferrals of interest), has problems with fulfillment (i.e., de facto arrears on principal or interest payments), has poor results or is unstable, has problems with its financial position, or otherwise requires special attention in future management.
Needs special attention	For borrowers, among those needs attention, which have their contractual lending terms restructured, resulting in a concession or generally have overdue payments for more than three months.
In danger of bankruptcy	An “in danger of bankruptcy” borrower is not bankrupt now but is facing business difficulties and has failed to make adequate progress on its business improvement plan, etc., such that there is a large possibility of it falling into bankruptcy in the future (this includes borrowers that are receiving support from financial institutions, etc.). Specifically, an “in danger of bankruptcy” borrower is continuing in business now but is already in de facto insolvency, with its business results markedly depressed and its debt service in arrears so that there are serious concerns about its final repayment of principal and interest. In other words, these are borrowers with a high likelihood of generating losses for the institution and a large potential to go bankrupt in the future.
De facto bankrupt	A “de facto bankrupt” borrower is not yet legally and formally bankrupt, but is in serious business difficulties from which it is considered impossible to rebuild. In other words, the borrower is just about bankrupt. Specifically, this refers to borrowers who are still formally in business but whose financial position includes large amounts of non-performing assets or excessive borrowings compared to the borrower’s ability to repay. The borrower has effectively been in serious insolvency for a considerable period of time and has no hope of business improving; or, the borrower has taken large losses from a natural disaster, accident, rapid change in business conditions or the like (or similar events have occurred), has no hope of rebuilding, and has in effect been in arrears for a prolonged period of time in its payments of principal and interest.
Bankrupt	A “bankrupt” borrower is legally and formally bankrupt. This would include bankruptcy, liquidation, corporate reorganization, civil-rehabilitation, composition, and deposition by suspension of business in the clearing house.

Self-assessment procedures are the basis for determining the appropriate level loan loss provisions or write-off, if necessary.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The relationship between borrower category under the self-assessment system and the internal rating system implemented at Bank of Yokohama is summarized as below.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3.2.3. Summary of risk management policy and procedures and mitigation of credit risk

When assessing the credit risk of facilities, the Bank examines the purpose of facilities and borrowers’ repayment capabilities. Cash flows from the borrower’s business operations are the starting point for this assessment. Credit enhancements such as collateral, guarantees and deposits pledged are also taken into consideration, but are not a critical factor in assessing the creditworthiness of the facilities. Currently, the Bank does not use credit derivatives to manage its credit risk.

The types of collateral that are acceptable to the Bank include deposits, securities, finance receivables and real estate that meet the requirements established by the Bank. The types of guarantors that are acceptable by the Bank include governmental entities, financial institutions and corporations with good internal credit ratings.

For residential mortgage loans, the Loan-to-Value (“LTV”) ratio is used as the primary management indicator. LTV is calculated as the ratio of the gross amounts of loans to the value of residential properties. The value of collateral is based on the valuation at loan origination and is updated regularly when loan repayments become overdue.

In the case of corporate borrowers, the Bank assesses the credit exposure after taking into consideration the pledged deposits from borrowers. Only term deposits, including those denominated in foreign currencies, are considered because other types of deposits such as deposits on demand and negotiable certificate of deposits have no determinable maturities and can be readily withdrawn. In addition, installment term deposits are not considered as it is difficult to estimate the duration of such deposits.

For derivatives transactions entered into in accordance with Credit Support Annex (“CSA”), as published by the International Swaps and Derivatives Association, Inc. (“ISDA”), collateral is exchanged based on the aggregated fair value of the outstanding derivative contracts to mitigate the credit risk. A downgrade of the Bank’s credit rating may trigger call for additional collateral from the Bank. Especially when entering into derivatives and other financial instruments with long maturities against financial institutions, the credit risk associated with these financial instruments is managed based on the specific policies that outline the collateral required and collateral valuation. The collateral and their valuation are regularly monitored. A trigger alert system is also established in the event of downgrades of the borrowers’ credit quality.

Unquoted equity securities are monitored as credit related assets, as such instruments are generally not exposed to significant market risks and they are excluded from the analysis of market risk exposures.

There are no financial or non-financial assets obtained by Bank of Yokohama during years ended March 31, 2016 and 2015 by taking possession of collateral it holds as security or calling on other credit enhancements.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3.2.4. Maximum credit exposures before collateral or other credit enhancements

Bank of Yokohama’s credit exposure arises mainly from its loans and advances. The table below presents the maximum credit exposure at March 31, 2016 and 2015, before taking into consideration the amount of collateral held or other credit enhancements.

	At March 31,
	2016	2015
	(Millions of yen)
On-Balance sheet items:
Loans and advances	10,033,886	9,857,034
Securities (of which)	1,771,836	2,016,485
Financial assets held for trading other than derivatives — debt securities	11,541	14,599
Investment securities — debt securities	1,731,356	1,966,392
Investment securities — unquoted equity securities	28,939	35,494
Derivative financial assets	62,838	48,579
Other (1) (of which)	2,217,737	2,477,964
Deposits with banks	1,948,068	2,201,049
Call loans	269,669	276,915
Off-balance sheet items (2)	2,005,948	1,982,642

Total	16,092,245	16,382,704

(1)	No impairment was recognized at March 31, 2016 and 2015.
(2)	Off-balance sheet items include loan commitments and financial guarantees. See Note 34 for further details.

Certain items are included as “Other assets” in the consolidated statements of financial position, which meet the definition of financial instruments in accordance with IAS39, but are not included in the table above. No significant credit risks are identified for such instruments. For those instruments, their carrying amount approximates the maximum credit exposure Bank of Yokohama is exposed to.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3.2.5. Concentration of credit risk

The tables below present Bank of Yokohama’s credit exposure at March 31, 2016 and 2015 by industry. Credit exposure to foreign borrowers is also presented.

	Loans and advances	Off-balance sheet items (1)	Securities	Total	Percentage
	(Millions of yen, except percentages)
At March 31, 2016
Manufacturing	922,097	440,647	33,851	1,396,595	10.20%
Agriculture and forestry	2,229	904	16	3,149	0.02%
Fishery	5,284	4,129	—	9,413	0.07%
Mining and quarrying of stone and gravel	4,167	416	—	4,583	0.03%
Construction	223,488	84,470	16,071	324,029	2.37%
Electricity, gas, heat supply, and water	30,814	10,405	1,084	42,303	0.31%
Information and communications	84,683	23,844	3,597	112,124	0.82%
Transport and postal activities	319,423	89,853	15,496	424,772	3.10%
Wholesale and retail trade	801,614	293,551	24,363	1,119,528	8.18%
Finance and insurance	205,089	107,782	190,157	503,028	3.67%
Real estate, Goods rental and leasing	2,749,449	179,653	14,490	2,943,592	21.50%
Other services	782,061	354,801	19,993	1,156,855	8.45%
Government, including local	305,263	208,820	875,935	1,390,018	10.15%
Residential loan	3,115,504	—	—	3,115,504	22.76%
Other	556,283	206,673	383,106	1,146,062	8.37%

Total domestic exposures	10,107,448	2,005,948	1,578,159	13,691,555	100.00%
Overseas	17,208	—	193,677	210,885
Allowance for loan losses	(90,770)	(1,053)	—	(91,823)

Total carrying amount	10,033,886	2,004,895	1,771,836	13,810,617

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	Loans and advances	Off-balance sheet items (1)	Securities	Total	Percentage
	(Millions of yen, except percentages)
At March 31, 2015
Manufacturing	894,619	456,484	47,809	1,398,912	10.20%
Agriculture and forestry	2,725	889	30	3,644	0.03%
Fishery	5,477	5,199	—	10,676	0.08%
Mining and quarrying of stone and gravel	4,524	429	—	4,953	0.04%
Construction	230,906	77,445	17,392	325,743	2.37%
Electricity, gas, heat supply, and water	25,748	7,346	2,633	35,727	0.26%
Information and communications	68,770	19,100	5,424	93,294	0.68%
Transport and postal activities	312,878	86,411	32,318	431,607	3.15%
Wholesale and retail trade	812,049	280,014	35,952	1,128,015	8.23%
Finance and insurance	197,839	147,029	220,325	565,193	4.12%
Real estate, Goods rental and leasing	2,632,584	174,847	18,394	2,825,825	20.61%
Other services	747,119	337,878	27,673	1,112,670	8.11%
Government, including local	244,688	184,900	970,049	1,399,637	10.21%
Residential loan	3,201,765	—	—	3,201,765	23.35%
Other	550,499	204,671	417,956	1,173,126	8.56%

Total domestic exposures	9,932,190	1,982,642	1,795,955	13,710,787	100.00%
Overseas	16,835	—	220,530	237,365
Allowance for loan losses	(91,991)	(1,244)	—	(93,235)

Total carrying amount	9,857,034	1,981,398	2,016,485	13,854,917

(1)	Off-balance sheet items include financial guarantees and loan commitments. Among the financial guarantees issued and outstanding, a provision in accordance with IAS 37 for ¥759 million and ¥1,018 million was recorded at March 31, 2016 and 2015, respectively. In the consolidated statements of financial position, these provisions are included in “Other liabilities”, and in the tables above these provisions are presented as “Allowance for loan losses”. Similarly for loan commitments, a provision for ¥294 million and ¥226 million was recorded at March 31, 2016 and 2015, respectively. In the consolidated statements of financial position, these provisions are included in “Other liabilities”, and in the table above these provisions are presented as “Allowance for loan losses”.

Bank of Yokohama enters into derivative transactions mainly to facilitate customer demands, but also for risk management purposes (i.e. to mitigate risk to a tolerable level). Customer transactions are entered into when adequate credit risk mitigation is in place, such as the receipts of collateral. As a result, the credit risk inherent in derivative transactions is limited. Among customer transactions, approximately 32.6% are from the real estate and leasing industries. No concentration of credit risk is identified for other industries.

		Market transactions (1)
	Customer transactions	Domestic	Overseas	Total carrying amount
	(Millions of yen)
At March 31, 2016	29,766	17,263	15,809	62,838
At March 31, 2015	22,077	10,165	16,337	48,579

(1)	Transactions with financial institutions, including insurance companies.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3.2.6. Loan and advances

Loans and advances at March 31, 2016 and 2015 comprised the followings:

	At March 31,
	2016	2015
	(Millions of yen)
(a) Neither past due nor impaired	9,819,929	9,651,096
(b) Past due but not impaired	13,227	18,762
(c) Impaired	291,500	279,167

Gross loans and advances	10,124,656	9,949,025
Deduct: Allowance for loan losses
Individually assessed	(30,519)	(31,311)
Collectively assessed	(60,251)	(60,680)

Loans and advances, net	10,033,886	9,857,034

Impairment losses (reversals) for the period	2,796	(6,033)

Bank of Yokohama closely monitors the loans and advances that are deemed to be impaired. Loans to borrowers that are classified as “Bankrupt,” “De facto bankrupt,” “In danger of bankruptcy” and “Needs special attention” are regarded as impaired as financial conditions of these borrowers have deteriorated significantly to affect their repayment capabilities. In addition, borrowers that are classified as “Needs attention,” but have their contractual lending terms restructured or significant financial difficulty may be assessed as impaired when Bank of Yokohama considers that there is objective evidence of impairment. See Note 3.2.2 for the detail of self-assessment.

(a) Loans and advances: Neither past due nor impaired

Loans and advances that are neither past due nor impaired at March 31, 2016 and 2015 are presented as follows:

	Loans and advances
	Wholesale	Retail	Total
	(Millions of yen)
At March 31, 2016
Normal	5,344,912	3,610,472	8,955,384
Needs attention	764,927	99,618	864,545

Sub-total	6,109,839	3,710,090	9,819,929
Allowance for loan losses	(10,923)	(4,158)	(15,081)

Carrying amount	6,098,916	3,705,932	9,804,848

At March 31, 2015
Normal	5,130,618	3,667,494	8,798,112
Needs attention	759,347	93,637	852,984

Sub-total	5,889,965	3,761,131	9,651,096
Allowance for loan losses	(7,587)	(4,354)	(11,941)

Carrying amount	5,882,378	3,756,777	9,639,155

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(b) Loans and advances: Past due but not impaired

Loans and advances that are past due by less than 90 days are not considered impaired, in general, unless other information about the credit facilities indicate otherwise. Loans and advances that are past due but not impaired, at March 31, 2016 and 2015 are presented as follows:

	Loans and advances
	Wholesale	Retail	Total
	(Millions of yen)
At March 31, 2016
Past due up to a month	276	4,616	4,892
Past due over a month but less than three months	1,640	6,658	8,298
Over three months	27	10	37

Sub-Total of which	1,943	11,284	13,227
Normal	767	4,070	4,837
Needs attention	1,176	7,214	8,390

Allowance for loan losses	(31)	(742)	(773)

Carrying amount	1,912	10,542	12,454

At March 31, 2015
Past due up to a month	4,291	6,768	11,059
Past due over a month but less than three months	1,008	6,639	7,647
Over three months	56	—	56

Sub-Total of which	5,355	13,407	18,762
Normal	783	5,474	6,257
Needs attention	4,572	7,933	12,505

Allowance for loan losses	(61)	(716)	(777)

Carrying amount	5,294	12,691	17,985

(c) Loans and advances: Impaired

Loans and advances that are assessed to be individually impaired at March 31, 2016 and 2015 are presented as follows:

	Loans and advances
	Wholesale	Retail	Total
	(Millions of yen)
At March 31, 2016
Gross loans and advances	209,624	81,876	291,500
Allowance for loan losses	(54,674)	(20,242)	(74,916)

Carrying amount	154,950	61,634	216,584

Fair value of the collateral	115,951	52,518	168,469

At March 31, 2015
Gross loans and advances	196,172	82,995	279,167
Allowance for loan losses	(56,780)	(22,493)	(79,273)

Carrying amount	139,392	60,502	199,894

Fair value of the collateral	97,768	50,530	148,298

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Bank of Yokohama’s collateral obtained from borrowers comprises mainly properties. The effect of collateral as a credit enhancement to mitigate the credit risk exposure is calculated as the lower of the outstanding loan amount and the collateral value, on an individual loan basis.

3.2.7. Securities

Securities held by Bank of Yokohama at March 31, 2016 and 2015 are analyzed in the following table based on Standard & Poor’s credit ratings or other equivalent rating agencies.

	Financial assets held for trading other than derivatives – debt securities	Investment securities		Total
		Debt securities	Unquoted equity securities
	(Millions of yen)
At March 31, 2016
AAA to AA –	—	334,344	—	334,344
A+ to A –	7,014	1,205,468	—	1,212,482
BBB+	—	—	—	—
BBB to BBB –	—	—	—	—
Under BBB –	—	—	—	—
Not rated	4,527	191,544	28,939	225,010

Total	11,541	1,731,356	28,939	1,771,836

Impairment losses (reversals) for the period	—	(753)	2,093	1,340

At March 31, 2015
AAA to AA –	2,818	1,570,609	—	1,573,427
A+ to A –	—	149,736	—	149,736
BBB+	—	206	—	206
BBB to BBB –	—	—	—	—
Under BBB –	—	—	—	—
Not rated	4,781	245,841	35,494	286,116

Total	7,599	1,966,392	35,494	2,009,485

Impairment losses for the period	—	759	131	890

Commercial papers presented as trading assets are not included in the table above because the rating categories applied are different from other debt securities. There was no significant credit risk for commercial papers as all the issuers are companies with high credit ratings. The carrying amounts of commercial papers at March 31, 2016 and 2015 were ¥nil and ¥7,000 million, respectively.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3.2.8. Derivatives

Derivative instruments held by Bank of Yokohama at March 31, 2016 and 2015 are presented below based on borrower ratings assigned by the Bank in accordance with the self-assessment:

	At March 31,
	2016	2015
	(Millions of yen)
Normal	58,339	45,351
Needs attention	4,349	3,102
Lower than above	150	126

Total	62,838	48,579

The credit risk associated with the derivative financial instruments are adequately reflected in the valuation of these instruments in the form of adjustments for both the counterparty risks for derivative assets and Bank of Yokohama’s own credit risk for derivative liabilities.

3.2.9. Offsetting financial assets and financial liabilities

The tables below present financial assets and financial liabilities at March 31, 2016 and 2015 that:

•	are offset in Bank of Yokohama’s consolidated statements of financial position; or

•	are subject to an enforceable master netting arrangement or similar agreement that covers similar financial instruments, irrespective of whether they are offset in the consolidated statements of financial position.

The similar agreements include derivative clearing agreements and global master securities lending agreements. Similar financial instruments include derivatives and securities borrowing and lending agreements. Financial instruments such as loans and deposits are not disclosed in the tables below unless they are offset in the consolidated statements of financial position.

The ISDA and similar master netting arrangements do not meet the criteria for offsetting in the consolidated statements of financial position. This is because they create for the parties to the agreement a right of set-off of recognized amounts that is enforceable only following an event of default, insolvency or bankruptcy of Bank of Yokohama or the counterparties or following other predetermined events. In addition, Bank of Yokohama and its counterparties do not intend to settle on a net basis or to realise the assets and settle the liabilities simultaneously.

Bank of Yokohama receives and provides collateral in the form of cash and marketable securities in respect of the following transactions:

•	derivatives;

•	securities lending transactions.

Such collateral is subject to standard industry terms including, when appropriate, an ISDA Credit Support Annex. This means that securities received/provided as collateral can be pledged or sold during the term of the transaction, but have to be returned on maturity of the transaction. The terms also give each party the right to terminate the related transactions on the counterparty’s failure to post collateral.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Financial assets and liabilities subject to offsetting, enforceable master netting arrangements and similar agreements are as follows:

	Types of financial instruments
	Financial assets	Financial liabilities
	Derivatives instruments	Derivatives instruments	Cash collaterals on securities lent	Total
	(Millions of yen)
At March 31, 2016
Gross amounts recognized	28,921	43,461	111,856	155,317
Gross amounts of recognized financial instruments offset in the consolidated statement of financial position	—	—	—	—
Net amounts included in the consolidated statement of financial position	28,921	43,461	111,856	155,317
Related amounts not offset in the consolidated statement of financial position
Financial instruments, including non-cash collateral	25,699	25,699	111,856	137,555
Cash collateral	—	15,495	—	15,495

Net amounts	3,222	2,267	—	2,267

At March 31, 2015
Gross amounts recognized	23,032	35,183	247,652	282,835
Gross amounts of recognized financial instruments offset in the consolidated statement of financial position	—	—	—	—
Net amounts included in the consolidated statement of financial position	23,032	35,183	247,652	282,835
Related amounts not offset in the consolidated statement of financial position
Financial instruments, including non-cash collateral	22,643	22,643	247,652	270,295
Cash collateral	—	5,104	—	5,104

Net amounts	389	7,436	—	7,436

The gross amounts of financial assets and financial liabilities and their net amounts disclosed in the above tables have been measured in the consolidated statements of financial position on the following bases:

•	derivative assets and liabilities — fair value;

•	liabilities resulting from securities lending transactions — amortised cost.

3.3. Market risk

Market risk is the risk that changes in market prices, such as interest rates, equity prices and foreign exchange rates, etc. will affect Bank of Yokohama’s income or the value of its holdings of financial instruments. With the advancements in financial engineering of derivatives and similar instruments and increasing diversity of customer demands, there are higher market risks associated with the products and services offered by Bank of Yokohama.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

As a result, it is critical to manage such risks in order to balance profitability and operational soundness. More specifically, Bank of Yokohama proactively manages the interest rate risk, foreign exchange risk and price change risk during the Asset Liability Management (“ALM”) process.

The risk limits and the warning trigger points are reviewed and determined semiannually during ALM meetings, with the participation of Directors, based on Bank of Yokohama’s overall risk tolerance limits as well as capital allocations to market risk.

In addition, to promptly detect and respond to potential drastic market shifts, Bank of Yokohama has the risk review point mechanism, which encourages the risk communication among management and across the organization.

Front office, the Financial Market Department, is independent from middle office (RMD), and back office (Operations Planning and Administration Department) functions, to ensure proper segregation of duties. Middle office is responsible for market risk management, understanding the transactional risk-returns profile and monitoring both front and back office.

The Directors meet regularly, Market Opinion Exchange meetings, to analyze economic and market trends and share relevant information effectively and efficiently. In addition, middle office also prepares daily reports to management, which includes information on risk exposure and corresponding profit or loss accounts.

Market Operations aim for a reasonable investment return within the risk limit framework and are segregated into Trading Operations and Banking Operations. Trading Operations is profit-oriented and focuses on short-term transactions that take advantage of price fluctuations and arbitrage opportunities.

Highly leveraged products are not allowed and financial instruments held in trading accounts are mainly Japanese Government Bonds (“JGBs”), JGB futures, interest rate swaps and interest rate futures. The rest of Market Operations consists of Banking Operations, which enters into market transactions to manage the risk exposures in the banking business.

Currently, Bank of Yokohama utilizes both VaR using historical simulations and BPV to quantify the market risks that Bank of Yokohama is exposed to. Regular stress testing is performed for those market risks that would not be fully captured under the VaR approach. The stress testing incorporates hypothetical scenarios such as large market fluctuations, liquidity crunches, and those scenarios that address the limitations for the quantification methods of market risks and historical situations.

3.3.1. Technique for assessing market risks

The Bank uses various methods to assess and quantify market risks, including but not limited to VaR and BPV. VaR is a statistical risk management technique that monitors and quantifies the risk level the Bank is exposed to by measuring the maximum amount of loss over a specified time horizon with a given confidence level. In principle, all financial instruments held by Bank of Yokohama are under the scope of VaR-based quantitative analysis. To confirm the accuracy, adequacy and effectiveness of VaR calculations (i.e. the model applied and inputs used), Bank of Yokohama continuously conducts back-testing where the VaR is compared with hypothetical losses where Bank of Yokohama cannot liquidate the portfolio as at the assessment date for a certain time horizon. VaR statistics can be materially different across firms due to differences in portfolio composition, differences in VaR methodologies, and differences in model parameters.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3.3.2. VaR summary

Bank of Yokohama applies the historical simulation method, with a 99.9% confidence level and a 1,250-day observation period to calculate VaR. Holding period is set at ten days for trading portfolios, but at various holding periods for banking portfolio depending on the type of financial instruments and the periods which best represent the time necessary to unwind the position. The holding periods utilized for banking portfolios mainly ranged from one month to one year.

In quantifying the interest rate risk for banking portfolios, Bank of Yokohama takes into consideration the core deposits, which are deemed to be multi-layered term deposits with maturity of less than five years (average of two and a half years) for risk management purpose. Core deposits refer to deposits that are unlikely to be withdrawn, but are contractually deposits on demand.

The following is a summary of the VaR position of Bank of Yokohama’s banking and trading portfolios at March 31, 2016 and 2015:

	Banking portfolios			Trading portfolios
	Interest risk and foreign exchange risk (1)	Price change risk for securities	Overall (3)
	(Billions of yen)
For the year ended at March 31, 2015
Average (2)	35.6	64.3	99.9	0.11
Max (2)	39.5	74.8	108.5	0.15
Min (2)	31.4	56.1	90.8	0.07
At March 31, 2015	30.3	73.4	103.7	0.06

For the year ended at March 31, 2016
Average (2)	39.6	81.3	120.9	0.08
Max (2)	44.4	86.5	130.3	0.13
Min (2)	34.2	76.2	110.4	0.05
At March 31, 2016	30.1	85.6	115.7	0.04

(1)	Debt securities with quoted prices are exposed to price change risk. Although the quoted price of a debt security is influenced by interest rate, other factors including credit risk and market preference (e.g. mismatch between supply and demand) may also cause a change in price.

Bank of Yokohama considers the interest rate risk of debt securities with quoted prices as a component of the securities’ price change risk, and therefore does not independently capture and analyze interest rate risk of debt securities with quoted prices in the calculation of VaR.

(2)	Average, maximum and minimum values presented in the table above are calculated based on the monthly average VaR. The table above does not include unquoted equity securities or other financial instruments where market prices are not readily available. Non-marketable equity securities are analyzed as credit-related assets as mentioned in Note 3.2.
(3)	The column “Overall” shows the VaR of the portfolio as a whole, combining interest rate risk and price change risk. The maximum/minimum/average risk exposures shown in the table above are calculated independently from each other, i.e. they are not necessarily of the same measurement month. Maximum/minimum/average risk exposures for the portfolio as a whole (“Overall”) does not necessarily agree with the sum of maximum/minimum/average risk exposures for each risk component

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3.4. Liquidity risk

Liquidity risk is the risk that Bank of Yokohama will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial assets. The basic business model of banks is to procure short-term funding such as deposits and invest in long-term loans and debt securities. It is therefore critical to manage liquidity risk to maintain a stable supply of funding to customers.

In addition, the shortage of liquidity will have a significant impact on the financial system and regional economy as well as induce other systemic risks. Bank of Yokohama has established Liquidity Risk Management Principles and other policies to manage day-to-day liquidity risk and also in the event of an unexpected liquidity shortage.

In order to facilitate stable funding on a daily basis and prepare for emergency cash outflows, the cash outflow forecasts are reviewed and the adequacy of highly liquid assets to meet such contractual obligations is ensured at the ALM meeting, once in six months. The RMD monitors and ensures the adequacy of funding on a daily basis.

In addition to the ALM meetings, weekly Market Risk Expert meetings are also held to deliberate on the impact to Bank of Yokohama’s liquidity risk position due to fluctuations in market interest rates, foreign exchange rates and other relevant market conditions. In the rare event of liquidity distress due to drastic changes in market conditions, Liquidity Risk Emergency meetings will be called to immediately collect and compile the necessary information to enable prompt decision making and response to the threat.

The tables below set out the remaining contractual maturities of Bank of Yokohama’s financial liabilities at March 31, 2016 and 2015. Financial instruments which has no stated maturity, but can be put or withdrawn by the holder anytime are regarded by Bank of Yokohama as on demand and categorized into the “less than 3 months” age bracket.

Contractual cash flows include both principal and interests. If early termination options are included in the financial instruments, such options are regarded as exercised at the earliest date allowed if the counterparty has a legally enforceable right to terminate the financial instruments.

For derivatives, cash inflows and cash outflows are separately presented as if settled on a gross basis. Liabilities with call features are shown at the earliest legally exercisable call date. All trading positions other than derivatives are deemed to be on-demand due to their short-term nature.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	Carrying amount	Financial instruments included		Less than 3 months	Less than 6 months	Less than a year	Less than 5 years	Over 5 years
	(Millions of yen)
At March 31, 2016
Financial liabilities:
Deposits	12,818,405	12,818,405		10,566,857	614,541	879,738	744,485	16,084
Call money	126,364	126,364		125,842	522	—	—	—
Cash collateral on securities lent	111,856	111,856		111,856	—	—	—	—
Derivative financial liabilities (1)	46,566	46,117
Net settlement	42,414	42,414		2,444	2,216	5,295	25,770	7,526
Gross settlement (inflow)	4,152	3,703	(1)	(159,169)	(16,642)	(2,343)	(7,816)	—
Gross settlement outflow				161,551	16,943	2,862	8,504	—
Borrowings (2)	921,639	921,639		38,809	49,676	72,399	711,172	53,419
Other liabilities	243,611	237,097		236,820	—	—	—	277
Financial guarantees	—	—		61,514	—	—	—	—
Loan commitments	—	—		1,944,434	—	—	—	—

Total	14,268,441	14,261,478		13,090,958	667,256	957,951	1,482,115	77,306

	Carrying amount	Financial instruments included		Less than 3 months	Less than 6 months	Less than a year	Less than 5 years	Over 5 years
	(Millions of yen)
At March 31, 2015
Financial liabilities:
Deposits	12,232,493	12,232,493		9,963,330	592,733	905,791	759,825	14,247
Call money	777,300	777,300		777,300	—	—	—	—
Cash collateral on securities lent	247,652	247,652		217,563	30,089	—	—	—
Derivative financial liabilities (1)	43,624	43,184
Net settlement	31,325	31,325		2,536	2,396	4,363	18,713	4,176
Gross settlement (inflow)	12,299	11,859	(1)	(384,292)	(36,407)	(2,871)	(11,212)	—
Gross settlement outflow				392,703	37,265	3,556	12,945	—
Borrowings	811,282	811,282		77,594	42,068	50,398	587,701	60,354
Other liabilities	219,050	179,000		178,720	—	—	—	280
Financial guarantees	—	—		68,244	—	—	—	—
Loan commitments	—	—		1,914,398	—	—	—	—

Total	14,331,401	14,290,911		13,208,096	668,144	961,237	1,367,972	79,057

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(1)	Certain exotic derivatives, for which cash flows are difficult to estimate, are excluded from the analysis above as their contractual maturity is not essential to understand the actual timing of the cash flows of the instruments.
(2)	Subordinated perpetual borrowings of ¥41,000 million from Yokohama Preferred Capital Cayman Limited (“YPCC”), an associate of the Bank, were fully repaid on July 25, 2016. See Note 37 (c) for further details.

3.5. Asset liability management mechanism

Given ALM’s critical importance to Bank of Yokohama’s risk management framework, Bank of Yokohama’s ALM meetings directly involve members of the management team. During the ALM meetings, management is presented with the forecast of market rates, business performance analysis and risk analysis information such as gap analysis, simulations, BPV and VaR. Market Departments and Operation Departments discuss from their respective standpoints and resolve critical issues relating to risk management and return optimization.

In addition to the monthly ALM meetings, Bank of Yokohama’s ALM mechanism also incorporates mini-ALM meetings, which are held monthly. The agenda and material of these meetings will be discussed and shared among the heads of the relevant departments via email with the points of discussion to be resolved during the meetings. Market Risk Expert meetings, as mentioned in Note 3.4, are held weekly to deliberate on the impact to Bank of Yokohama’s risk positions due to fluctuations in market interest rates, foreign exchange rates and equity prices. Weekly Market Prediction meetings are held to share information and predictions about macroeconomic conditions, financial market trends, market interest rates and foreign exchange rates.

3.6. Capital management

The Bank is required to comply with the Banking Act of Japan and other relevant banking rules and regulations, including the capital ratio requirement as set out by the FSA. The Bank manages its capital based on the Capital Adequacy Guidelines released by the FSA, which is substantially consistent with the Basel Accords, issued by BCBS that apply to all banks that are internationally active.

Following table shows the capital structure of the Bank on a consolidated basis at March 31, 2016 and 2015, under accounting principles generally accepted in Japan (“Japanese GAAP”), which is calculated in compliance with the Basel III Framework.

	At March 31,
	2016	2015
	(Millions of yen)
Common Equity Tier 1 Capital	871,826	847,805
Additional Tier 1 Capital	16,683	19,000

Tier 1 Capital	888,509	866,806

Tier 2 Capital	24,599	50,106
Total Capital	913,109	916,913

Note: The table above is prepared based on information prepared in accordance with Japanese GAAP. To be consistent with Japanese GAAP, the numbers are rounded down.

Regulatory capital is calculated based on statutory accounting under Japanese GAAP.

Common equity Tier 1 capital comprises mainly capital shares, capital surplus and retained earnings relating to common shares. Additional Tier 1 capital comprises mainly preferred securities issued by YPCC, which is only

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

transitionally permitted to be included as Additional Tier 1 capital, as a result of the introduction of Basel III. On July 25, 2016, the preferred securities were redeemed due for voluntary redemption. See Note 37 (c) for further details.

Capital allocation

Based on the business plan, Bank of Yokohama quantifies the risks to which each division would be exposed by risk categories, such as credit risk, market risk, liquidity risk, operational risk, and allocates the necessary capital to each division to cover the risks. Capital allocated to divisions are managed to be within Bank of Yokohama’s regulatory capital, and accordingly, all risks acceptable by each division are, in aggregate, controlled to be within the risk limit that Bank of Yokohama’s regulatory capital could allow.

4. Critical accounting estimates and judgments

Bank of Yokohama’s financial condition and results of operations are affected by the accounting policies, assumptions, estimates and judgments that management is required to make in the course of the preparation of the consolidated financial statements under IFRS. All estimates and assumptions are best estimates undertaken in accordance with the applicable IFRS, though actual results may differ from these estimates and assumption.

Estimates and judgments are periodically reviewed and evaluated based on historical results and other factors, including expectations of future events that are believed to be reasonable. Such accounting estimates and judgments could change from period to period and have material impact on Bank of Yokohama’s reported financial positions and results of operations. Revisions to estimates are recognized prospectively.

Bank of Yokohama has identified the following significant accounting policies that involve critical accounting estimates and judgments.

•	Determination of control over investees (see also Note 2.2)

•	Impairment of financial instruments (see also Note 2.21)

•	Fair value of financial instruments (see also Note 2.6.3)

•	Income taxes (see also Note 2.12)

•	Retirement benefits liabilities (see also Note 2.13.2)

(a) Determination of control over investees

Management applies its judgment to determine whether the control indicators set out in Note 2.2 indicate that Bank of Yokohama controls a structured entity (i.e. a securitization vehicle, an investment fund or a regulatory capital funding vehicle).

Securitization vehicles

Certain securitization vehicles sponsored by Bank of Yokohama under its securitization program are run according to predetermined criteria that are part of the initial design of the vehicles. In addition, Bank of Yokohama is exposed to the variability of returns from these vehicles through its holding of securities in the vehicles. Outside the day-to-day servicing of receivables, key decisions are usually required only when receivables in the vehicles go into default. Therefore, in considering whether it has control, Bank of Yokohama considers whether it manages the key decisions that most significantly affect these vehicles’ results. As a result,

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Bank of Yokohama has concluded that it controls some of these vehicles and accordingly consolidates these securitization vehicles. Conversely, there are certain securitization vehicles that Bank of Yokohama does not consolidate as described in Note 31.2.

Investment funds

Bank of Yokohama invests in a number of investment funds. For some funds it invests in Bank of Yokohama has, by redemption rights that are substantially equivalent to, rights to remove the fund manager without cause and therefore the ability to direct the relevant activities of the funds. As a result, Bank of Yokohama has concluded that it controls these investment funds and accordingly consolidates these funds. Conversely, there are certain investment funds that Bank of Yokohama does not consolidate as described in Note 31.2.

Regulatory capital funding vehicle

Bank of Yokohama has one regulatory capital funding vehicle, YPCC, which provides regulatory capital to Bank of Yokohama through the issuance of preferred securities that are backed by the cash flows generated from subordinated loan to the Bank. Such preferred securities issued to third-party investors qualify as regulatory capital under relevant banking rules, for Bank of Yokohama on a consolidated basis, but not on the Bank’s standalone basis.

Bank of Yokohama holds 100% of the common stock issued by YPCC, but does not have the ability to direct YPCC’s activities, which are strictly limited to collection of cash flows from subordinated loan to the Bank and issuance of preferred securities. YPCC is the funding scheme to transfer the credit risk of Bank of Yokohama to preferred securities holders. Accordingly, Bank of Yokohama is not exposed to variable returns from its involvement with YPCC. As a result, Bank of Yokohama has concluded that it does not have control over YPCC, and therefore has not consolidated YPCC as a subsidiary.

(b) Impairment of financial instruments

Assets accounted for at amortized cost (i.e. loans and receivables and held-to-maturity investment securities) are evaluated for impairment on the basis described in Note 2.21.

The individual component of total allowance for impairment applies to financial assets evaluated individually for impairment and is based on management’s best estimate of the present value of the cash flow that are expected to be received. In estimating these cash flows, management makes judgments about a debtor’s financial situation and the net realizable value of any underlying collateral. Each impaired asset is assessed on its merits, and estimate of cash flows considered recoverable are independently approved by management.

A collective component of the total allowance is established for group of homogeneous impaired loans that are not considered individually significant and groups of assets that were not found to be impaired individually or collectively (loss “incurred but not reported” or “IBNR”). The collective allowance for such groups of loans is evaluated on a portfolio basis and established using statistical methods based on historical loss rate experience. Management estimates are adjusted to reflect the economic conditions and product mix at the reporting date. Loss rates are regularly benchmarked against actual loss experience.

The IBNR allowance covers credit losses inherent in portfolios of financial instruments that are measured at amortized cost with similar credit risk characteristics when there is objective evidence to suggest that they contain impaired items but, the individual impaired items cannot yet be identified.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

In assessing the need for a collective allowance, management considers factors such as credit quality, portfolio size, concentrations and economic factors to estimate the required allowance. Assumptions are made to define how inherent losses are modeled and to determine the required input parameters, based on historical experience and current economic conditions. The accuracy of the allowance depends on the model’s assumptions and parameters used in determining the collective allowance.

Investment in equity securities are evaluated for impairment on the basis described in Note 2.21. For an investment in equity securities, a significant or prolonged decline in its fair value below its cost is objective evidence for impairment. In this respect, Bank of Yokohama continuously monitors the market condition to determine the appropriate thresholds to be considered as “significant” or “prolonged”.

(c) Fair value of financial instruments

Bank of Yokohama uses valuation techniques to derive the fair value of financial instruments where no active market exists or where quoted prices are not otherwise available. In these cases, management estimates the fair value mainly using observable data derived from identical financial instruments in non-active markets or using other valuation models such as the discounted cash flow method, comparable multiple method or other valuation models. When the discounted cash flow method is used, estimation of the amounts and timing of future cash flows and appropriate discount rate require significant judgment. Where valuation models are used to determine the fair value, the models are periodically reviewed by qualified personnel and departments. All models are tested before they are used in practice and the models are reviewed and enhanced to ensure that outputs reflect the actual market transactions. Where market observable inputs are not available, they are estimated based on management’s best assumptions. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Bank of Yokohama provides more details about valuation techniques, significant unobservable inputs used in measuring fair values and a sensitivity analysis of the impact of using reasonable alternatives for the unobservable inputs on level 3 financial instruments in Note 23 “Fair value of financial instruments”. The determination of reasonably possible alternative for the valuation of financial instruments also requires significant management judgments.

(d) Income taxes

Bank of Yokohama is subject to income taxes principally in Japan. Deferred tax assets are recognized at the end of each reporting period, only to the extent that it is probable that future taxable profit will be available against which tax losses carried forward and deductible temporary differences can be utilized. In determining the amount of the deferred tax assets, Bank of Yokohama uses future profitability assumptions based on its business plans. Bank of Yokohama regularly reassesses its estimate related to deferred tax assets, including its assumptions about future profitability. In the event of changes to these profitability assumptions, the deferred tax assets recognized may be adjusted. As Bank of Yokohama considers the future profitability assumptions to be forward-looking estimates, such estimates are likely to be affected by changes in economic and market conditions.

(e) Retirement benefits liabilities

The present value of the retirement benefit liabilities is calculated based on actuarial valuations that depend on a number of assumptions, including the discount rates, future mortality rates, and rates of future salary increases. Any changes in these assumptions will impact the carrying amount of retirement benefit liabilities recorded. Bank of Yokohama determines the appropriate discount rates to be applied for the actuarial valuations at the end

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

of each year, that are the interest rates used to determine the present value of estimated future cash outflows expected to be required to settle the pension liabilities. In determining the appropriate discount rates, Bank of Yokohama considers the interest rates of high-quality corporate bonds that are denominated in the same currency in which the liabilities will be paid and that have terms to maturity approximating the terms of the related pension liabilities. Other key assumptions for pension liabilities are determined primarily based on current market conditions and historical records.

5. Segment information

5.1. Basis for segmentation

Bank of Yokohama’s chief operating decision maker (“CODM”) is the Board of Directors of the Bank. Bank of Yokohama’s activities are organized into three primary operating segments: banking, leasing and securities.

These segments offer different products and services and are managed separately based on Bank of Yokohama’s management structure and internal reporting to CODM for strategic decision-making. The use of (1) gross profit, (2) net business profit and (3) net business profit before provision for general allowance for credit losses as performance indicators is a common practice among banks in Japan.

When making strategic decisions, the CODM primarily considers gross profit and net business profit before provision for general allowance for credit losses for each operating segment. Management believes that such information is the most relevant in evaluating the results of the respective segments in relation to other entities that operate within the same industry. The CODM reviews the internal management reports from each segment at least monthly.

Bank of Yokohama’s operating segments and their respective operations are as follows:

Operating segment	Operations
Banking	Provides retail and corporate banking services, primarily to individuals and corporations in Kanagawa Prefecture, Japan.

Leasing	Provides leasing services and credit to customers through hire purchase of equipment.

Securities	Provides brokerage services relating to stocks, bonds and investment trusts, mainly in secondary markets, but also as a distributor in the primary market. It offers a wide range of financial instruments to customers who do not directly handle such financial products.

5.2. Basis of measurement

Operating segment information is prepared under the management approach and derived from Bank of Yokohama’s internal reporting system. Operating segment information reported to CODM and disclosed herein is prepared under Japanese GAAP, and in accordance with internal accounting policies and practices.

Differences between the information reviewed by management and the consolidated financial statements prepared under IFRS are addressed in Note 5.4.

As the leasing and securities segments are immaterial, these segments are included in “Other” in the reportable segment information. Additionally, information on assets and liabilities of each such segment is not used by the CODM in deciding how to allocate resources and assess performance. Therefore, assets and liabilities are not disclosed in the reportable segment information. Inter-segment pricing is determined on an arm’s length basis.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

5.3. Information about reportable segments

The segment information provided to CODM for the reportable segments for the years ended March 31, 2016, 2015 and 2014 is as follows:

	For the year ended March 31, 2016
	Banking	Other	Elimination and unallocated amounts	Total
	(Millions of yen)
Revenue:
Gross profit for reportable segment (1)	214,984	13,288	(9,607)	218,665
Net business profit before provision for general allowance for credit losses for reportable segment (2)	109,764	4,406	(4,011)	110,159

Other material items:
Net interest	148,123	(157)	0	147,966
Depreciation and amortization (3)	7,887	477	96	8,460

	For the year ended March 31, 2015
	Banking	Other	Elimination and unallocated amounts	Total
	(Millions of yen)
Revenue:
Gross profit for reportable segment (1)	218,159	13,314	(7,911)	223,562
Net business profit before provision for general allowance for credit losses for reportable segment (2)	112,223	4,824	(2,596)	114,451

Other material items:
Net interest	153,207	(129)	(1)	153,077
Depreciation and amortization (3)	7,844	446	78	8,368

	For the year ended March 31, 2014
	Banking	Other	Elimination and unallocated amounts	Total
	(Millions of yen)
Revenue:
Gross profit for reportable segment (1)	217,643	13,173	(6,790)	224,026
Net business profit before provision for general allowance for credit losses for reportable segment (2)	113,589	4,753	(363)	117,979

Other material items:
Net interest	155,371	(106)	(1)	155,264
Depreciation and amortization (3)	7,895	403	288	8,586

(1)	Gross profit consists of net interest income, net fee and commission income, net trading income, and net income from non-trading debt securities. Income and expenses not related to banking activities such as sale of equity securities is excluded from segment gross profit.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(2)	Net business profit before provision for general allowance for credit losses is derived from gross profit less operating expenses. Operating expenses comprise general and administrative expenses and do not include credit costs.
(3)	Depreciation for property and equipment under Japanese GAAP is calculated mainly based on the declining-balance method whereas that under IFRS is based on straight-line method.

Bank of Yokohama’s operation is mainly within Japan and geographic information is not disclosed due to its immateriality. In addition, there is no single external customer whose transactions contribute to 10% or more of Bank of Yokohama’s total annual revenue for the year ended March 31, 2016, 2015 and 2014.

5.4. Reconciliations of information on reportable segment to IFRS measures

(a) Reconciliation between gross profit under Japanese GAAP and operating income under IFRS

The following table presents the reconciliation of gross profit for internal reporting purposes (i.e. Japanese GAAP) to operating income in the consolidated income statements for the years ended March 31, 2016, 2015 and 2014:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Total gross profit	218,665	223,562	224,026
Differences:
Consolidation/equity method accounting	(122)	123	116
Investment securities	5,254	1,897	5,308
Embedded derivatives	(859)	(562)	444
Loans and advances	(1,055)	(1,743)	(1,535)
Property and equipment	9	3,126	571
Costs of hire purchase	10,479	8,462	11,061
Employee’s benefit	—	—	3,224
Other	1,513	1,075	1,673

Operating income under IFRS	233,884	235,940	244,888

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(b) Reconciliation between net business profits before provision for general allowance for credit losses under Japanese GAAP and profit before tax under IFRS

The following table presents the reconciliation of net business profits before provision for general allowance for credit losses for internal reporting purposes (i.e. Japanese GAAP) to profit before tax in the consolidated income statements for the years ended March 31, 2016, 2015 and 2014:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Total net business profit before provision for general allowance for credit losses	110,159	114,451	117,979
Differences:
Consolidation/equity method accounting	418	999	10
Investment securities-equity securities	312	1,269	4,177
Embedded derivatives	(859)	(562)	444
Loans and advances	(2,913)	3,792	(12,462)
Derecognition of financial liabilities	(1,681)	(1,854)	(1,595)
Property and equipment	(1,718)	1,841	(566)
Employee’s benefit	(2,008)	(1,018)	2,480
Other	865	524	977

Profit before tax under IFRS	102,575	119,442	111,444

(c) Reconciliation between net interest under Japanese GAAP and net interest income under IFRS

The following table presents the reconciliation of net interest for internal reporting purposes (i.e. Japanese GAAP) to net interest income in the consolidated income statements for the years ended March 31, 2016, 2015 and 2014:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Net interest	147,966	153,077	155,264
Differences:
Consolidation/equity method accounting	(243)	198	15
Investment securities	(13,014)	(10,344)	(6,670)
Embedded derivatives	(275)	(345)	(296)
Loans and advances	(82)	(42)	(85)
Finance lease	1,092	1,505	1,432
Other	(10)	12	(106)

Net interest income under IFRS	135,434	144,061	149,554

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

5.5. Information about products and services

Revenue from external customers for each service line for the years ended March 31, 2016, 2015 and 2014 is as follows:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Banking	209,057	212,033	218,523
Leasing	14,959	12,450	14,961
Securities	7,180	8,453	8,239
Other	2,688	3,004	3,165

Total	233,884	235,940	244,888

6. Cash and deposits with banks

Cash and deposits with banks at March 31, 2016 and 2015 are presented as below:

	At March 31,
	2016	2015
	(Millions of yen)
Cash and cash equivalents:
Cash on hand	147,820	125,753
Deposits with the Bank of Japan	1,890,930	2,064,130

Total cash and cash equivalents	2,038,750	2,189,883
Deposits with other banks	57,138	136,919

Total cash and deposits with banks	2,095,888	2,326,802

Current	2,095,888	2,326,802
Non-Current	—	—

Balances with the Bank of Japan have no explicit maturity and include an amount set aside as reserve deposits which are determined as a percentages of customer deposits and other liabilities. At March 31, 2016, BoJ has adopted a multi-tier system where the outstanding balance of each financial institution’s current account at the BoJ is divided into three tiers, to each of which a positive interest rate, a zero interest rate and a negative interest rate of minus 0.1 percent are applied, respectively. Deposits with BoJ are not prohibited for withdrawal.

Deposits with other banks are excluded from cash and cash equivalents as these deposits are cash segregated for investment or other purposes.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

7. Call loans/call money, cash collateral on securities borrowed/securities lent

7.1. Call loans and call money

Call loans are short-term money market placements of surplus funds by financial institutions either directly or through brokers. They are used in the day-to-day cash management and daily funding operations. From the borrowers’ perspective, call loans are referred to as call money. The balances of call loans and call money at March 31, 2016 and 2015 are presented below:

	At March 31,
	2016	2015
	(Millions of yen)
Call loans	269,669	276,915
Call money	126,364	777,300

Call loans and call money is generally short-term in nature. At March 31, 2016 and 2015, all call loans and call money mature within one year.

7.2. Cash collateral on securities borrowed/securities lent

The balance of cash collateral on securities lent at March 31, 2016 and 2015 is present in the table below. All securities lending transactions mature within one year.

For securities borrowing transactions, there was no outstanding cash collateral at March 31, 2016 and 2015.

	At March 31,
	2016	2015
	(Millions of yen)
Cash collateral on securities lent	111,856	247,652

8. Financial assets held for trading other than derivatives

The non-derivative financial assets held for trading at March 31, 2016 and 2015 are as follows:

	At March 31,
	2016	2015
	(Millions of yen)
Financial assets:
Debt securities
Japanese government bonds	5,675	1,214
Japanese municipal bonds	5,866	6,379
Other (1)	—	7,006

Total	11,541	14,599

(1)	“Other” mainly consists of commercial papers.

For the years ended March 31, 2016 and 2015, there were no financial assets that were reclassified from held for trading to other categories.

No financial assets held for trading are pledged as collateral at March 31, 2016 and 2015.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

9. Derivative financial assets and liabilities

Bank of Yokohama enters into various derivative transactions such as foreign exchange forwards, currency options, currency swaps, interest rate swaps and bond futures in the ordinary course of business. Bank of Yokohama uses derivatives for risk management purposes, but does not apply hedge accounting under IFRS.

The following table presents the fair value of derivative financial assets and liabilities together with their notional amounts at March 31, 2016 and 2015.

		Fair value
	Notional amount	Assets	Liabilities
	(Millions of yen)
March 31, 2016
Interest rate contracts
OTC interest rate swap	4,916,887	50,953	42,395
Other (1)	25,381	6	7
Foreign currency contracts
Currency swap	69,090	2,130	720
Foreign exchange forwards	428,130	8,660	2,375
Currency options	39,199	1,089	1,057
Bond contract
Listed bond futures	4,527	—	12

Total	5,483,214	62,838	46,566

Current	1,433,017	11,168	4,055
Non-current	4,050,197	51,670	42,511

		Fair value
	Notional amount	Assets	Liabilities
	(Millions of yen)
March 31, 2015
Interest rate contracts
OTC interest rate swap	4,904,255	39,325	31,193
Other (1)	38,616	49	61
Foreign currency contracts
Currency swap	56,691	2,114	1,967
Foreign exchange forwards	704,016	5,398	8,713
Currency options	54,609	1,629	1,619
Bond contract
Listed bond futures	10,856	64	71

Total	5,769,043	48,579	43,624

Current	1,663,894	7,393	10,822
Non-current	4,105,149	41,186	32,802

(1)	“Other” mainly contains interest rate caps.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

10. Investment securities

Investment securities at March 31, 2016 and 2015 are as follows:

	At March 31,
	2016	2015
	(Millions of yen)
Held-to-maturity:
Debt securities
Japanese government bonds	9,492	10,999

Total held-to-maturity securities	9,492	10,999

Available-for-sale:
Equity securities	549,089	409,813
Debt securities
Japanese government bonds	530,728	599,229
Other	260,275	325,983

Total debt securities	791,003	925,212

Total available-for-sale securities	1,340,092	1,335,025

Loans and receivables:
Debt securities
Japanese government bonds	89,600	92,000
Japanese municipal bonds	234,304	259,249
Corporate bonds	611,161	685,478
Other	120,246	138,567

Total debt securities	1,055,311	1,175,294

Total loans and receivables	1,055,311	1,175,294

Embedded derivatives:
Embedded into debt instruments	401	978

Total embedded derivatives	401	978

Total investment securities	2,405,296	2,522,296

Equity securities	549,089	409,813
Debt securities	1,856,207	2,112,483
Current	268,801	333,341
Non-Current	1,587,406	1,779,142

There was no reclassification of investment securities during the years ended March 31, 2016 and 2015.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Impairment losses on investment securities recognized for the years ended March 31, 2016, 2015 and 2014 are as follows:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Available-for-sale:
Equity securities	4,911	131	1,024
Debt securities	32	—	65
Loans and receivables:
Debt securities	(785)	759	(301)

Total	4,158	890	788

The carrying amounts of investment securities pledged as collateral, where the transferees have the rights to sell or re-pledge the assets at March 31, 2016 and 2015 are as follows:

	At March 31,
	2016	2015
	(Millions of yen)
Investment securities
Japanese government bonds	—	90,329
Foreign sovereign bonds	63,677	93,290
Corporate bonds	50,867	66,349
Equity securities	14	—

Total	114,558	249,968

These investment securities are pledged in ordinary course of business with terms and conditions comparable to market transactions.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

11. Loans and advances

Loans and advances contain loans and advances which are measured at amortized cost and finance lease receivables. Loans and advances at March 31, 2016 and 2015 are as follows:

	At March 31,
	2016	2015
	(Millions of yen)
Loans and advances at amortized cost
Wholesale	6,263,499	6,026,026
Less: allowance for loan losses	(65,070)	(63,952)

Sub-total	6,198,429	5,962,074

Retail	3,796,043	3,857,533
Less: allowance for loan losses	(25,125)	(27,563)

Sub-total	3,770,918	3,829,970

Loans and advances at amortized cost, total	10,059,542	9,883,559
Less: allowance for loan losses	(90,195)	(91,515)

Sub-total	9,969,347	9,792,044

Finance lease receivables: net investment in the lease	65,114	65,466
Less: allowance for loan losses	(575)	(476)

Sub-total	64,539	64,990

Total	10,033,886	9,857,034

11.1. Loans and advances at amortized cost

Loans and advances at amortized cost at March 31, 2016 and 2015 are as follows:

	At March 31,
	2016	2015
	(Millions of yen)
Loans and advances at amortized cost	10,059,542	9,883,559

Current	2,169,912	2,257,867
Non-current	7,889,630	7,625,692

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

11.2. Finance lease receivables

The table below presents an analysis of finance lease receivables in which Bank of Yokohama is the lessor at March 31, 2016 and 2015.

	At March 31,
	2016	2015
	(Millions of yen)
Gross investment in the lease:
Less than one year	20,332	20,649
Between one year and five years	41,687	42,258
More than five years	6,044	6,097

Subtotal	68,063	69,004
Unguaranteed residual value	1,826	1,909

Total gross investment in the lease	69,889	70,913

Unearned finance income	4,775	5,447

Net investment in the lease:
Less than one year	19,172	19,315
Between one year and five years	40,591	40,840
More than five years	5,351	5,311

Total	65,114	65,466

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

11.3. Allowance for loan losses

The following table presents a summary of the movements in allowance for loan losses for the years ended March 31, 2016, 2015 and 2014:

	Loans and advances at amortized cost			Finance lease receivables	Total
	Individually assessed (1)	Collectively assessed
		Wholesale	Retail
	(Millions of yen)
For the year ended March 31, 2014
Opening carrying amount	31,230	35,330	34,669	721	101,950
Charge (reversal) for the year	7,010	4,248	(564)	537	11,231
Write-off	(1,485)	(6,018)	(3,420)	(403)	(11,326)
Recoveries	243	1,130	1,279	—	2,652

Closing carrying amount	36,998	34,690	31,964	855	104,507

At March 31, 2014
Carrying amount	36,998	34,690	31,964	855	104,507

For the year ended March 31, 2015
Opening carrying amount	36,998	34,690	31,964	855	104,507
Reversal for the year	(3,500)	(1,265)	(893)	(375)	(6,033)
Write-off	(2,398)	(2,034)	(4,807)	(4)	(9,243)
Recoveries	211	1,250	1,299	—	2,760

Closing carrying amount	31,311	32,641	27,563	476	91,991

At March 31, 2015
Carrying amount	31,311	32,641	27,563	476	91,991

For the year ended March 31, 2016
Opening carrying amount	31,311	32,641	27,563	476	91,991
Charge (reversal) for the year	(418)	3,238	(162)	138	2,796
Write-off	(385)	(2,041)	(3,493)	(40)	(5,959)
Recoveries	11	713	1,217	1	1,942

Closing carrying amount	30,519	34,551	25,125	575	90,770

At March 31, 2016
Carrying amount	30,519	34,551	25,125	575	90,770

(1)	Loans and advances which individually assessed for impairment are mainly the wholesale loans.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

12. Property and equipment

The following table presents a summary of the movements in property and equipment for the years ended March 31, 2016 and 2015:

	Land	Buildings	Equipment and other	Construction in progress	Total
	(Millions of yen)
For the year ended March 31, 2015
Opening carrying amount	101,310	58,663	6,105	1,517	167,595
Additions	91	4,833	2,297	4,171	11,392
Disposals	(69)	(154)	(356)	—	(579)
Transfer (1)	—	(9)	9	(3,723)	(3,723)
Depreciation	—	(3,438)	(1,886)	—	(5,324)

Closing carrying amount	101,332	59,895	6,169	1,965	169,361

At March 31, 2015
Cost	101,332	114,920	61,589	1,965	279,806
Accumulated depreciation and impairment losses	—	(55,025)	(55,420)	—	(110,445)

Carrying amount	101,332	59,895	6,169	1,965	169,361

For the year ended March 31, 2016
Opening carrying amount	101,332	59,895	6,169	1,965	169,361
Additions	5	9,103	2,655	3,568	15,331
Disposals	(2)	(381)	(934)	—	(1,317)
Transfer (1)	(832)	—	1,905	(4,270)	(3,197)
Depreciation	—	(3,663)	(2,429)	—	(6,092)

Closing carrying amount	100,503	64,954	7,366	1,263	174,086

At March 31, 2016
Cost	100,503	122,910	66,509	1,263	291,185
Accumulated depreciation and impairment losses	—	(57,956)	(59,143)	—	(117,099)

Carrying amount	100,503	64,954	7,366	1,263	174,086

(1)	Majority of the amounts transferred out of construction in progress were transferred into additions in buildings.

For years ended March 31, 2016, 2015 and 2014, depreciation expenses of ¥5,502 million, ¥4,700 million and ¥4,691 million were recorded in “General and administrative expenses” in the consolidated income statements, respectively. The remaining depreciation expenses are presented in “Other operating expenses” based on the nature and circumstances.

There were no capitalized borrowing costs that are directly attributable to the acquisition of property and equipment for the years ended March 31, 2016, 2015 and 2014.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

13. Intangible assets

The movement in intangible assets for the years ended March 31, 2016 and 2015 is as follows:

	Goodwill	Computer software (1)	Other intangible assets	Total
	(Millions of yen)
For the year ended March 31, 2015
Opening carrying amount	969	10,341	431	11,741
Additions	—	5,125	—	5,125
Disposals	—	(17)	(1)	(18)
Amortization	—	(4,288)	(7)	(4,295)

Closing carrying amount	969	11,161	423	12,553

At March 31, 2015
Acquisition cost	969	29,389	969	31,327
Accumulated amortization and impairment losses	—	(18,228)	(546)	(18,774)

Carrying amount	969	11,161	423	12,553

For the year ended March 31, 2016
Opening carrying amount	969	11,161	423	12,553
Additions	—	3,667	(0)	3,667
Disposals	—	(31)	(0)	(31)
Amortization	—	(3,910)	(7)	(3,917)

Closing carrying amount	969	10,887	416	12,272

At March 31, 2016
Acquisition cost	969	24,922	963	26,854
Accumulated amortization and impairment losses	—	(14,035)	(547)	(14,582)

Carrying amount	969	10,887	416	12,272

(1)	All computer software at March 31, 2016 and 2015 was purchased from external vendors.

There were no capitalized borrowing costs that are directly attributable to the acquisition of intangible assets for the years ended March 31, 2016 and 2015.

For the years ended March 31, 2016, 2015 and 2014, amortization expenses of ¥3,917 million, ¥4,295 million and ¥4,422 million were recorded in “General and administrative expenses” in the consolidated income statements.

Goodwill

The goodwill recognized in Bank of Yokohama’s consolidated statements of financial position relates solely to the acquisition of stock of Hamagin Tokai Tokyo Securities Co., Ltd. Hamagin Tokai Tokyo Securities Co., Ltd. has one single CGU, the entity as a whole.

The recoverable amount of the CGU is calculated based on its value in use, determined by discounting the future cash flows expected to be generated from the continuing use of the CGU. The calculation uses cash flow projections based on financial forecasts approved by management for a 1-year period. Cash flows beyond the

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

1-year period are extrapolated from the 2015 projected earnings assuming a zero growth rate. The discount rate used is the cost of capital determined using the Weighted Average Cost of Capital model. The discount rate used for the calculation of value in use at March 31, 2016 and 2015 were 13.74% and 16.42%, respectively.

No impairment losses were recognized for years ended March 31, 2016, 2015 and 2014 because the recoverable amount of the CGU was determined to be higher than its carrying amount.

The key assumptions described above may change as economic and market conditions change. Bank of Yokohama estimates that reasonably possible changes in these assumptions would not cause the recoverable amount of the CGU to decline below the carrying amount.

14. Other assets

A breakdown of other assets at March 31, 2016 and 2015 is as follows:

	At March 31,
	2016	2015
	(Millions of yen)
Prepaid expenses	1,206	1,438
Accrued income	7,157	7,930
Receivables for securities transactions	143,484	76,572
Security deposit and other deposits	29,016	14,659
Suspense account	4,615	10,021
Other	3,504	4,577

Total	188,982	115,197

Current	156,462	96,480
Non-Current	32,520	18,717

“Security deposit and other deposits” in the table above includes deposits provided to the exchange and similar institutions, amounting to ¥22,295 million and ¥8,004 million at March 31, 2016 and 2015, respectively.

“Other” in the table above includes the cash segregated as deposits for customers’ financial assets in trust to Bank of Yokohama. The amount is calculated based on the fair value of the customers’ assets and amounted to ¥2,100 million and ¥3,800 million at March 31, 2016 and 2015, respectively.

15. Deposits

A breakdown of deposits at March 31, 2016 and 2015 is as follows:

	At March 31,
	2016	2015
	(Millions of yen)
Demand deposits (non-interest bearing)	490,040	499,171
Demand deposits	8,573,620	8,166,467
Deposit at notice	101,490	96,583
Time deposits	3,473,249	3,360,542
Certificates of deposit	177,110	106,960
Other	2,896	2,770

Total	12,818,405	12,232,493

Current	12,058,394	11,459,003
Non-Current	760,011	773,490

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

16. Borrowings

A breakdown of borrowings at March 31, 2016 and 2015 is as follows:

		At March 31,
	Maturity	2016	2015
	(Millions of yen)
Borrowings	2016-2026	880,639	770,282
Subordinated perpetual borrowings (1)	—	41,000	41,000

Total	—	921,639	811,282

Current	—	159,224	168,059
Non-current, including subordinated perpetual borrowings	—	762,415	643,223

(1)	The balance at March 31, 2016 and 2015 is borrowings from YPCC. These borrowings have no determined maturity, but Bank of Yokohama has an obligation to pay interest to YPCC. Accordingly, they are compound instruments with the feature of both liability and equity. The amounts presented in the above table only include the liability component. Fair value of the equity portion at initial recognition was zero. On July 25, 2016, Bank of Yokohama fully repaid the borrowings from YPCC. For further details, see Note 37 (c).

The average interest rates of borrowings at March 31, 2016 and 2015 are as follows:

	Average interest rate
	At March 31,
	2016	2015
Borrowings	0.10%	0.12%
Subordinated perpetual borrowings	2.96%	2.96%

Bank of Yokohama did not have any defaults of principal or interest or other breaches with respect to its borrowings during years ended March 31, 2016, 2015 and 2014.

17. Income taxes

Current tax liabilities

Current tax liabilities at March 31, 2016 and 2015 were ¥15,714 million and ¥12,404 million, respectively, which shall be paid within one year after each reporting date.

At March 31, 2016 and 2015, Bank of Yokohama had no tax-related contingent liabilities and contingent assets, and/or any uncertain tax position.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Deferred tax assets and liabilities

Deferred tax assets and liabilities are computed for each tax jurisdiction using currently enacted or substantively enacted tax rates applicable to periods when the temporary differences are expected to reverse. Net deferred tax assets/liabilities at March 31, 2016 and 2015 comprise the following items:

		For the year ended March 31, 2015			For the year ended March 31, 2016
	At March 31, 2014	Profit for the year	OCI	At March 31, 2015	Profit for the year	OCI	At March 31, 2016
Deferred tax assets (liabilities)
Investment securities	(36,560)	(74)	(23,204)	(59,838)	1,402	20,840	(37,596)
Loans and advances	46,285	(4,595)	—	41,690	(4,613)	—	37,077
Pensions and other retirement benefit	7,911	(2,397)	(1,967)	3,547	(2,900)	695	1,342
Elimination of intra-group gains on consolidated securitization vehicles	6,623	(2,557)	—	4,066	(2,186)	—	1,880
Property and equipment	(34,794)	1,475	—	(33,319)	2,144	—	(31,175)
Other	9,823	27	—	9,850	(982)	—	8,868

Total	(712)	(8,121)	(25,171)	(34,004)	(7,135)	21,535	(19,604)

Deferred tax assets	11,841			11,095			9,628
Deferred tax liabilities	(12,553)			(45,099)			(29,232)

Bank of Yokohama is principally subject to the tax laws in Japan. At each reporting date, recognition of deferred tax assets is based on management’s profit forecasts, which are based on the available evidence, including historical levels of profitability. Bank of Yokohama only recognizes deferred tax assets to the extent that future taxable profits will be available against which these assets can be utilized.

Deferred tax assets and deferred tax liabilities are offset in the consolidated statements of financial position if the entity has a legally enforceable right to set off current tax assets against current tax liabilities, and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

Deferred tax assets have not been recognized in respect of the following items at March 31, 2016 and 2015.

	At March 31,
	2016	2015
	(Millions of yen)
Deductible temporary differences	155	155
Tax loss carry-forward	382	409

Total	537	564

Deferred tax assets on unused tax losses are recognized to the extent that the amounts are expected to be utilized.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Unused tax loss carry-forward shown in the table above are mainly from Yokohama Capital Co., Ltd. (scheduled to expire in 2023). Deferred tax assets arising from unused tax losses were not recognized as management considered it is not probable that future taxable profits would be available against which such losses can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the assets to be utilized.

Income taxes in the consolidated income statements

Total income taxes for the years ended March 31, 2016, 2015 and 2014 were as follows:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Current tax expense:
Current tax for the current year	33,171	32,129	36,189
Refund of income tax for the previous year	(2,644)	—	—

Total current tax expense	30,527	32,129	36,189

Deferred tax expense:
Origination and reversal of temporary differences	5,388	7,157	7,393
Changes in tax rate	1,774	1,080	1,409

Write-downs (reversals of previous write-downs) of deferred tax assets	(27)	(116)	(34)

Total deferred tax expense	7,135	8,121	8,768

Total income tax expense	37,662	40,250	44,957

A reconciliation of the statutory tax rate to the effective income tax rate for the years ended March 31, 2016, 2015 and 2014 is as follows:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen, except percentage)
Profit before tax	102,575	119,442	111,444
Income tax expenses	37,662	40,250	44,957

Effective income tax rate	36.7%	33.7%	40.3%

Statutory tax rate in Japan	33.5%	35.9%	38.3%
Effect of changes in tax laws	1.7%	0.9%	1.3%
Non-taxable items	(0.0%)	(2.2%)	(1.0%)
Others-net	1.5%	(0.9%)	1.7%

Effective income tax rate	36.7%	33.7%	40.3%

On March 31, 2015, the “Act to partially revise of the Income Tax Act and Others” (Act No.9 of 2015) and the “Act to partially revise of the Local Tax and Others” (Act No.2 of 2015) were promulgated. Under these acts, effective from the year beginning on or after April 1, 2015, the statutory tax rates used to determine deferred tax

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

assets and deferred tax liabilities had been changed from 35.1% to 33.5% for temporary differences which were expected to be reversed on and after April 1, 2015 to March 31, 2016, and from 35.1% to 32.8% for those which were expected to be reversed on and after April 1, 2016.

On March 31, 2016, the “Act to partially revise the Income Tax Act and Others” (Act No. 15 of 2016) and the “Act to partially revise the Local Tax Act and Others” (Act No.13 of 2016) were promulgated. Under these acts, effective from the year beginning on or after April 1, 2016, corporate tax rates have been reduced. As a result, the statutory tax rates used to determine deferred tax assets and liabilities has been changed from 32.8% to 31.6% for temporary differences which are expected to be reversed on or after April 1, 2016 to March 31, 2017, and from 32.8% to 29.7% for those which are expected to be reversed on or after April 1, 2017 to March 31, 2018 and to 29.5% for those which are expected to be reversed on or after April 1, 2018.

18. Personnel expenses

Personnel expenses recognized in Bank of Yokohama’s consolidated income statements for the years ended March 31, 2016, 2015 and 2014 are as follows:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Wages and salaries	45,139	44,433	43,443
Social security	6,085	5,889	5,336
Contribution to defined contribution plans	337	308	303
Expenses related to defined benefit plans	1,943	1,518	1,675
Equity-linked compensation	69	77	69
Other	230	168	115

Total	53,803	52,393	50,941

18.1. Employee benefits (for equity-linked compensation, see Note 18.2)

A breakdown of employee benefit assets and liabilities at March 31, 2016 and 2015 is as follows:

	At March 31,
	2016	2015
	(Millions of yen)
Net defined benefit assets	12,949	8,737

Total employee benefit assets	12,949	8,737

Net defined benefit liabilities	669	627
Provision for vacation accrual	2,676	2,559

Total employee benefit liabilities	3,345	3,186

Current	2,676	2,559
Non-Current	669	627

The Bank has a post-employment corporate pension plan and a lump-sum retirement allowance program, in addition to a post-employment defined contribution pension plan. In certain cases, premium severance packages may be given to employees in conjunction with their retirement benefits. The corporate pension plan is in the form of a cash-balance plan. For other retirement benefits (i.e. the lump-sum retirement allowance program and the post-employment defined contribution pension plan) benefits are calculated using a point system.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Subsidiaries of the Bank have defined benefit lump-sum retirement allowance programs. Some also have a post-employment defined contribution pension plan.

The corporate pension plan

The plan entitles employees who have served in the Bank for a certain period to receive pension payments for their services upon retirement, depending on the length of service and degree of contribution to the Bank.

The Bank’s corporate pension plan is subject to the provisions of the Defined Benefit Corporate Pension Act, and plan assets are managed by the special fund (the “Fund”) incorporated under the Defined Benefit Corporate Pension Act, that is legally separated from the Bank. The Fund’s representative board comprises members elected by the Bank and its employees and is entrusted to conduct administrative matters relating to plan assets.

The plan assets are funded to prepare for future payments to those enrolled into the plan. Accordingly, the pension assets of the Bank are invested based on the investment guideline, which requires achieving and maintaining a portfolio with diversified asset classes and is expected to generate good investment return in the mid to long term. In addition to the contribution to the fund as required by law, the Bank has instituted retirement benefit trusts to prepare for future payments where funds are invested in marketable securities in accordance with the contracts with a trust bank.

The Defined Benefit Corporate Pension Act requires revision of the actuarial assumptions and remeasurement of the obligation every five years, or more frequently, to ensure that pension assets are adequately funded and well prepared for future pension payments.

The lump-sum retirement allowance

The Bank and its subsidiaries have lump-sum retirement allowance programs under which employees will receive lump-sum payments upon retirement. Though not required by law, the Bank has made contributions to the retirement benefit trust in preparation for future payments. The funds are invested into marketable securities in accordance with the contracts with the trust bank.

Both post-employment plans are defined benefit plans, which exposes the Bank to various actuarial risks, such as investment risk, interest rate risk and mortality risk.

(i) Investment risk

Bank of Yokohama regards investment risk as the risk that may have the most significant impact on actuarial calculations. The expected rate of return on investment, which is also the discount rate used for the calculation of the present value of the defined benefit liability, is set against the market yields of high quality corporate bonds. However, plan assets are invested into a diversified portfolio with various asset classes to generate better investment return while also preventing concentration risks. In addition, unforeseeable adverse change in market conditions may cause unexpectedly low investment return which consequently leads to the plan being significantly underfunded.

(ii) Interest rate risk

The present value of the defined benefit obligation will be increased by a decrease in the discount rate. However, the impact on the net defined benefit liability will be partially netted off as a decrease in the interest rate would generally result in a capital gain on plan assets, which are mainly invested into debt instruments with long durations.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(iii) Mortality risk

The present value of the defined benefit liability is calculated using an estimation of the plan participants’ mortality during or after employment. An increase in average life expectancy of the plan participants will increase the defined benefit liability.

To prepare for such risks inherent to define benefit plans, the present value of defined benefit obligation is remeasured every year based on updated actuarial assumptions and management is carefully monitoring the risk Bank of Yokohama is exposed to.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(a) Movement in net defined benefit assets / liabilities

The following table presents a rollforward from the opening balances to the closing balances of the net defined benefit liabilities (assets) and its components.

	Defined benefit obligations	Fair value of plan assets	Asset-ceiling	Net defined benefit liabilities (assets)
	(Millions of yen)
Balance at April 1, 2013	85,599	(76,834)	6,029	14,794
Included in profit or loss for the year:
Current service cost	1,464	—	—	1,464
Interest cost (income)	1,265	(1,144)	90	211

Subtotal	2,729	(1,144)	90	1,675

Included in other comprehensive income:
Actuarial loss (gain) arising from:
Demographic assumptions	190	—	—	190
Financial assumptions	(645)	—	—	(645)
Experience adjustment	752	(7,119)	—	(6,367)
Change in asset-ceiling	—	—	6,778	6,778

Subtotal	297	(7,119)	6,778	(44)

Other:
Contributions paid by the employer (1)	—	(11,684)	—	(11,684)
Benefits paid	(4,370)	4,360	—	(10)

Subtotal	(4,370)	(7,324)	—	(11,694)

Total change for the year	(1,344)	(15,587)	6,868	(10,063)

Balance at March 31, 2014	84,255	(92,421)	12,897	4,731
Included in profit or loss for the year:
Current service cost	1,457	—	—	1,457
Interest cost (income)	1,246	(1,377)	192	61

Subtotal	2,703	(1,377)	192	1,518

Included in other comprehensive income:
Actuarial loss (gain) arising from:
Demographic assumptions	56	—	—	56
Financial assumptions	3,432	—	—	3,432
Experience adjustment	885	(15,765)	—	(14,880)
Change in asset-ceiling	—	—	5,915	5,915

Subtotal	4,373	(15,765)	5,915	(5,477)

Other:
Contributions paid by the employer	—	(7,758)	—	(7,758)
Benefits paid	(4,900)	3,776	—	(1,124)

Subtotal	(4,900)	(3,982)	—	(8,882)

Total change for the year	2,176	(21,124)	6,107	(12,841)

Balance at March 31, 2015	86,431	(113,545)	19,004	(8,110)

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	Defined benefit obligations	Fair value of plan assets	Asset-ceiling	Net defined benefit liabilities (assets)
	(Millions of yen)
Included in profit or loss for the year:
Current service cost	1,560	—	—	1,560
Past service cost	486	—	—	486
Interest cost (income)	1,006	(1,332)	223	(103)

Subtotal	3,052	(1,332)	223	1,943

Included in other comprehensive income:
Actuarial loss (gain) arising from:
Demographic assumptions	(1,347)	—	—	(1,347)
Financial assumptions	7,278	—	—	7,278
Experience adjustment	(15)	4,556	—	4,541
Change in asset-ceiling	—	—	(8,014)	(8,014)

Subtotal	5,916	4,556	(8,014)	2,458

Other:
Contributions paid by the employer	—	(7,863)	—	(7,863)
Benefits paid	(4,239)	3,531	—	(708)

Subtotal	(4,239)	(4,332)	—	(8,571)

Total change for the year	4,729	(1,108)	(7,791)	(4,170)
Balance at March 31, 2016	91,160	(114,653)	11,213	(12,280)

(1)	During the year ended March 31, 2014, Bank of Yokohama, in addition to annual contributions as scheduled, contributed investment securities to the retirement benefit trust. The additional contribution resulted in a profit of ¥3,224 million which is included in “Other operating income”.

(b) Plan assets

Investments in plan assets at March 31, 2016 and 2015 are summarized in the following table.

	At March 31,
	2016	2015
	(Millions of yen)
Quoted prices in active markets available:
Equity investments:
Domestic	39,026	36,406
Overseas	11,199	5,286
Debt investments:
Domestic	19,810	8,316
Overseas	28,114	15,803

Quoted prices in active markets unavailable:
Equity investments:
Overseas	1,657	593
Debt investments:
Domestic	5,743	1,910
Overseas	5,061	—
Other	4,043	45,231	(1)

Total	114,653	113,545

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(1)	Other mainly consists of cash and cash equivalents arising from a change in portfolio mix of the plan assets. These cash and cash equivalents were incidental and temporary at March 31, 2015 and would be invested into various asset classes in accordance with the investment strategy of the plan assets.

The pension funds review the funding status of plan assets annually. If any funding deficit is identified, a measure is taken to cover the deficit, such as by increasing the amount of contributions made by the employer.

The plan assets managed by retirement benefit trusts are invested into marketable securities in active markets in accordance with the contracts with the trust bank. The plan assets which exclude retirement benefit trusts are invested in a portfolio with a breakdown as required under the basic investment principle, i.e. 15% domestic stocks, 15% overseas stocks, 29% domestic bonds, 39% overseas bonds and 2% other.

(c) Defined benefit liabilities

(i) Actuarial assumptions

The following table is the principal actuarial assumptions at March 31, 2016 and 2015 (expressed as weighted averages).

	At March 31
	2016	2015
Discount rate	0.6%	1.2%
Future salary growth	5.1%	3.9%

Assumptions regarding future mortality have been based on published statistics and mortality tables. The current longevities underlying the values of the defined benefit obligation at March 31, 2016 and 2015 are as follows:

	At March 31,
	2016	2015
	(Years)
Longevity at age 65 for current pensioners:
Males	21.0	21.4
Females	26.3	26.9

Longevity at age 65 for current members aged 45:
Males	22.0	22.3
Females	27.3	27.8

At March 31, 2016 and 2015, the weighted-average duration of the defined benefit obligation are 16.3 years and 16.5 years, respectively.

(ii) Sensitivity analysis

The present value of retirement benefit obligations depend on a number of factors that are determined on an actuarial basis. Any changes in these assumptions may affect the carrying amounts of retirement benefit liabilities.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Reasonably possible changes at March 31, 2016 and 2015 to the discount rates and the longevity data, which are two of the most relevant actuarial assumptions for Bank of Yokohama, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

	At March 31, 2016		At March 31, 2015
	Increase	Decrease	Increase	Decrease
	(Millions of yen)
Discount rate (50bp movement)	(6,481)	7,374	(5,906)	6,683
Longevity (1 year)	2,330	—	1,963	—

(iii) Expected contribution

Expected contribution to the defined benefit plans for the year ending March 31, 2017 is ¥1,734 million.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

18.2. Equity-linked compensation

Bank of Yokohama has the following equity-linked compensation arrangements for key management personnel and employees to purchase shares in the Bank. All options are settled by physical delivery of shares. The terms and conditions of the grants are as follows:

	Management/ employees entitles	Grant date	Number of shares issued (1)	Contractual life of options
				From	To
The Bank of Yokohama, Ltd. 4th Series of Stock Acquisition Rights (“Stock acquisition rights 2005”)	7 management 455 employees	July 7, 2005	4,379,000	June 29, 2007	June 28, 2015
The Bank of Yokohama, Ltd. 5th Series of Stock Acquisition Rights (“Stock acquisition rights 2008”)	7 management 11 executive officers	July 9, 2008	178,800	July 10, 2008	July 9, 2038
The Bank of Yokohama, Ltd. 6th Series of Stock Acquisition Rights (“Stock acquisition rights 2009”)	8 management 10 executive officers	July 8, 2009	277,200	July 9, 2009	July 8, 2039
The Bank of Yokohama, Ltd. 7th Series of Stock Acquisition Rights (“Stock acquisition rights 2010”)	7 management 10 executive officers	July 7, 2010	322,800	July 8, 2010	July 7, 2040
The Bank of Yokohama, Ltd. 8th Series of Stock Acquisition Rights (“Stock acquisition rights 2011”)	8 management 11 executive officers	July 6, 2011	189,800	July 7, 2011	July 6, 2041
The Bank of Yokohama, Ltd. 9th Series of Stock Acquisition Rights (“Stock acquisition rights 2012”)	8 management 12 executive officers	July 5, 2012	218,400	July 6, 2012	July 5, 2042
The Bank of Yokohama, Ltd. 10th Series of Stock Acquisition Rights (“Stock acquisition rights 2013”)	8 management 12 executive officers	July 4, 2013	145,400	July 5, 2013	July 4, 2043
The Bank of Yokohama, Ltd. 11th Series of Stock Acquisition Rights (“Stock acquisition rights 2014”)	8 management 15 executive officers	July 4, 2014	146,500	July 5, 2014	July 4, 2044
The Bank of Yokohama, Ltd. 12th Series of Stock Acquisition Rights (“Stock acquisition rights 2015”)	7 management 14 executive officers	July 6, 2015	99,500	July 7, 2015	July 6, 2045

(1)	The number of shares issued shows the number of common shares issued if all of the granted stock acquisition rights were exercised.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The fair value of stock acquisition rights at grant date, its exercise price and the inputs used in the measurement of the fair values at grant date for the years ended March 31, 2016 and 2015 are as follows:

	Stock acquisition rights
	2015	2014
Fair value at grant date	¥691	¥548
Exercise price	¥1	¥1
Expected volatility	25.706%	26.263%
Expected life	5 years and 2 months	5 years and a month
Expected dividends	¥13.00	¥12.00
Risk-free interest rate	0.122%	0.159%

The fair value of stock acquisition rights granted are measured using the Black-Scholes option pricing model. The service and non-market performance conditions attached to the arrangements were not taken into consideration in measuring the fair value.

The expected volatility is calculated based on historical average share price from June 4, 2009 to July 4, 2014 for Stock acquisition right 2014 and from May 6, 2010 to July 6, 2015 for Stock acquisition right 2015. Expected life is estimated as the average tenure of managements-level former employees less the average tenure of the current management-level employees. Expected dividends are based on the actual dividends distributed during the year ended March 31, 2014 for Stock acquisition rights 2014 and those during the year ended March 31, 2015 for Stock acquisition rights 2015. Risk-free interest rate is the rate of return of government bonds corresponding to the expected life.

The changes in the number and weighted-average exercise prices of stock acquisition rights under the equity-linked compensation program for the years ended March 31, 2016 and 2015 are as follows.

	For the year ended March 31,
	2016		2015
	Number of shares issued	Weighted-average exercise price	Number of shares issued	Weighted-average exercise price
Outstanding at April 1	3,886,500	¥519	6,954,400	¥576
Granted during the period	99,500	¥1	146,500	¥1
Forfeited or expired during the period	(1,749,700)	¥647	(1,972,500)	¥624
Exercised during the period	(1,643,500)	¥539	(1,241,900)	¥613

Outstanding at March 31	592,800	¥1	3,886,500	¥519

Exercisable at March 31	571,800	¥1	3,855,800	¥523

The outstanding stock acquisition rights at March 31, 2016 and 2015 had an exercise price of ¥1 to ¥648 and ¥1 to ¥648, and a weighted-average contractual life of 26 years and 7 months and 5 years and 10 months, respectively.

The weighted-average share price at the date of exercise for stock acquisition rights exercised during the years ended in March 31, 2016 and 2015 were ¥721 to ¥772 and ¥514 to ¥721, respectively.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

19. Other liabilities

A breakdown of other liabilities at March 31, 2016 and 2015 is as follows:

	At March 31,
	2016	2015
	(Millions of yen)
Accrued expenses	13,294	12,051
Payables for securities transactions	147,889	95,462
Suspense receipt	51,319	85,083
Deposits received	14,180	13,857
Vacation accrual	2,676	2,559
Account payable	4,101	3,406
Financial guarantee liabilities (1)	759	1,018
Other	9,393	5,614

Total	243,611	219,050

Current	241,992	216,937
Non-current	1,619	2,113

(1)	The amount recognized as liability represents the higher of (i) the initial fair value less cumulative amortization over the life of the guarantee and (ii) the best estimate of the amount required to settle the obligations.

20. Share capital and capital surplus

Under the Companies Act, issuances of common shares, including issuances arising from conversions of bonds and notes, are required to be credited to the Share capital for at least 50% of the proceeds and to the legal capital surplus account (“Capital surplus”) for the remainder.

The Companies Act permits that Share capital, Capital surplus and Retained earnings can be transferred among these accounts under certain conditions upon approval by shareholders. The Companies Act limits the increase of paid-in capital in the case of simultaneous disposal of treasury shares and issuance of common shares.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The following table presents a roll-forward of the number of outstanding shares by type for the years ended March 31, 2016, 2015 and 2014:

	Common shares	Treasury shares
	(Number of shares)	(Number of shares)	(Millions of yen)
At April 1, 2013	1,310,071,054	1,607,888	625
Exercise of stock acquisition rights	—	(632,900)	(285)
Purchase of treasury shares	—	27,908,710	15,034
Disposal of treasury shares	—	(3,351)	(2)
Cancellation of treasury shares	(18,000,000)	(18,000,000)	(9,786)

At March 31, 2014	1,292,071,054	10,880,347	5,586

Exercise of stock acquisition rights	—	(1,241,900)	(717)
Purchase of treasury shares	—	36,220,046	22,537
Disposal of treasury shares	—	(2,782)	(3)
Cancellation of treasury shares	(38,000,000)	(38,000,000)	(22,312)

At March 31, 2015	1,254,071,054	7,855,711	5,091

Exercise of stock acquisition rights	—	(1,643,500)	(1,121)
Purchase of treasury shares	—	43,278,951	30,040
Disposal of treasury shares	—	(1,856)	(1)

At March 31, 2016	1,254,071,054	49,489,306	34,009

The total number of authorized common shares was 3,000 million shares at March 31, 2016 and 2015. The holders of common shares are entitled to receive dividends as declared and are entitled to one vote per thousand shares at shareholders’ meetings of the Bank. All common shares issued are fully paid and have no par value.

Treasury shares

The Companies Act permits Japanese companies to purchase their own shares pursuant to a resolution by the shareholders at an annual general meeting until the conclusion of the following ordinary general meeting of shareholders, and to hold such shares as their treasury shares indefinitely regardless of purpose. However, the Companies Act requires the amount of treasury shares purchased to be less than the amount of retained earnings available for dividends. Disposal of treasury shares is subject to the approval of the Board of Directors and follow procedures similar to a public offering of shares for subscription.

Bank of Yokohama cancelled 49,494,306 treasury shares (common shares) of ¥34,009 million on April 1, 2016 based on the resolution of board of directors’ meeting held on February 24, 2016. See Note 37 (b) for further details.

21. Retained earnings and other reserves

In addition to the Companies Act, Japanese banks, including the Bank, and Bank of Yokohama on a consolidated basis, are required to comply with the Banking Act of Japan.

Legal reserve

The Companies Act provides that an amount equal to or more than 10% of the aggregate amount of cash dividends and certain appropriations of retained earnings associated with cash outlays applicable to each period shall be set aside as a legal reserve until the aggregate amount of legal reserve set aside as an appropriation of retained earnings and the legal capital surplus equals 25% of stated capital as defined in the Companies Act.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

In addition, the Banking Act provides that an amount equal to or more than 20% of the aggregate amount of cash dividends and certain appropriations of retained earnings associated with cash outlays applicable to each fiscal period shall be set aside as a legal reserve until the aggregate amount of legal reserve set aside as appropriation of retained earnings and the legal capital surplus equals 100% of stated capital as defined in the Companies Act.

The amounts of legal reserve of the Bank at March 31, 2016 and 2015 are ¥215,629 million and ¥215,629 million, respectively.

Transfer of legal reserve

Under the Companies Act, Japanese companies are permitted, pursuant to a resolution by shareholders at a general meeting, to set aside the legal reserve as an appropriation of retained earnings and legal capital surplus available for dividends until the aggregate amount of the legal reserve and legal capital surplus equals 25% of stated capital as defined in the Companies Act.

Under the Companies Act, Japanese companies are permitted, pursuant to a resolution by shareholders at a general meeting, to transfer the legal capital surplus and the legal reserve to stated capital and/or retained earnings without limitations, thereby effectively removing the thresholds provided for in the Companies Act and Banking Act at the company’s discretion.

Under the Banking Act, Japanese banks including the Bank are permitted, pursuant to a resolution by shareholders at a general meeting, to set aside the legal reserve as an appropriation of retained earnings and legal capital surplus available for dividends until the aggregate amount of the legal reserve and legal capital surplus equals 100% of stated capital as defined in the Companies Act.

Unappropriated retained earnings and dividends

In addition to the provision that requires appropriation for legal reserve as described above, the Companies Act and the Banking Act impose certain limitations on the amount available for dividends.

Under the Companies Act, the amount available for dividends is based on the amount recorded in the Bank’s accounting records maintained in accordance with Japanese GAAP. The adjustments included in the accompanying consolidated financial statements but not recorded in the Bank’s accounting records have no impact on the determination of retained earnings available for dividends under the Companies Act.

Under the Banking Act, Banks are required to meet minimum capital adequacy requirements. Distributions of retained earnings of the Bank which are otherwise distributable to shareholders, are restricted in order to maintain the minimum 2.0% Common Equity Tier I capital for above mentioned capital adequacy requirement.

Movements in the retained earnings for the years ended March 31, 2016, 2015 and 2014 are as follows:

	For the year ended March 31,
	2016	2015	2014
	(Millions of Yen)
Balance at April 1	438,102	400,233	361,111
Profit attributable to shareholders of the parent	64,415	75,385	63,922
Dividend paid	(16,136)	(15,277)	(15,001)
Cancellation of treasury shares	—	(22,239)	(9,786)
Other changes	(119)	—	(13)

Balance at March 31	486,262	438,102	400,233

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

A breakdown of other reserves at March 31, 2016 and 2015 is as follows:

	At March 31,
	2016	2015
	(Millions of yen)
Remeasurements of defined benefit plans reserve	(2,091)	(328)
Available-for-sale financial assets reserve	113,704	141,431
Exchange differences on translating foreign operations reserve	83	62

Total	111,696	141,165

Remeasurements of defined benefit plans reserve

Remeasurements of the defined benefit plans reserve includes the accumulated actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions, and return on plan assets excluding interest income.

The movements of remeasurements of the defined benefit plans reserve for the years ended March 31, 2016, 2015 and 2014 were as follows:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Balance at April 1	(328)	(3,838)	(3,866)
Gains (losses) arising during the period, before tax	(2,458)	5,477	44
Income tax benefit (expense) for changes arising during the period	695	(1,967)	(16)

Total movements of remeasurements of the defined benefit plans reserve	(1,763)	3,510	28

Balance at March 31	(2,091)	(328)	(3,838)

Available-for-sale financial assets reserve

Available-for-sale financial assets reserve includes the accumulated gains and losses of available-for sale financial assets excluding the amount reclassified to profit or loss when the assets are derecognized or impaired.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The movements of the available-for-sale financial assets reserve for the years ended March 31, 2016, 2015 and 2014 were as follows:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Balance at April 1	141,431	85,099	81,314
Gains (losses) arising during the period, before tax	(76,578)	61,527	6,839
Income tax benefit (expense) for changes arising during the period	30,217	(17,265)	(1,466)
Reclassification adjustments for losses (gains) included in net profit, before tax	28,011	16,556	(1,692)
Income tax (expense) benefit for reclassification adjustments	(9,377)	(5,939)	647

Total movements before adjusting non-controlling interests	(27,727)	54,879	4,328
Amount attributable to non-controlling interests	—	(757)	(543)

Total movements after adjusting non-controlling interests	(27,727)	54,122	3,785
Acquisition of non-controlling interests	—	2,210	—

Balance at March 31	113,704	141,431	85,099

Exchange differences on translating foreign operations reserve

Exchange differences on translating the foreign operations reserve includes foreign exchange differences arising from the translation of the net assets of foreign operations from their functional currencies to the Bank of Yokohama’s presentation currency, Japanese yen.

The movements of exchange differences on translating the foreign operations reserve for the years ended March 31, 2016, 2015 and 2014 were as follows:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Balance at April 1	62	21	—
Gains arising during the period, before tax	21	41	21

Balance at March 31	83	62	21

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

22. Financial assets and financial liabilities

Financial assets and financial liabilities are measured at either fair value or amortized cost. Note 2 “Summary of significant accounting policies” describes how the classes of financial instruments are determined, and how income and expenses, including fair value gain or losses, are recognized. The following tables present the carrying amounts of the financial assets and financial liabilities at March 31, 2016 and 2015 in accordance with the categories of financial instruments as defined in IAS 39.

	Financial assets				Financial liabilities		Carrying amount total
	Held-for- trading	Held-to- maturity	Loans and receivables	Available- for-sale	At amortized cost	At fair value
	(Millions of yen)
At March 31, 2016
Financial assets:
Cash and deposits with banks	—	—	2,095,888	—	—	—	2,095,888
Call loans	—	—	269,669	—	—	—	269,669
Financial assets held for trading other than derivatives	11,541	—	—	—	—	—	11,541
Derivative financial assets	62,838	—	—	—	—	—	62,838
Investment securities (1)	401	9,492	1,055,311	1,340,092	—	—	2,405,296
Loans and advances	—	—	10,033,886	—	—	—	10,033,886
Other assets	27	—	187,749	—	—	—	187,776

Total	74,807	9,492	13,642,503	1,340,092	—	—	15,066,894

Financial liabilities:
Deposits	—	—	—	—	12,818,405	—	12,818,405
Call money	—	—	—	—	126,364	—	126,364
Cash collateral on securities lent	—	—	—	—	111,856	—	111,856
Derivative financial liabilities	—	—	—	—	—	46,566	46,566
Borrowings	—	—	—	—	921,639	—	921,639
Other liabilities	—	—	—	—	237,097	—	237,097

Total	—	—	—	—	14,215,361	46,566	14,261,927

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	Financial assets				Financial liabilities		Carrying amount total
	Held-for- trading	Held-to- maturity	Loans and receivables	Available- for-sale	At amortized cost	At fair value
	(Millions of yen)
At March 31, 2015
Financial assets:
Cash and deposits with banks	—	—	2,326,802	—	—	—	2,326,802
Call loans	—	—	276,915	—	—	—	276,915
Financial assets held for trading other than derivatives	14,599	—	—	—	—	—	14,599
Derivative financial assets	48,579	—	—	—	—	—	48,579
Investment securities (1)	978	10,999	1,175,294	1,335,025	—	—	2,522,296
Loans and advances	—	—	9,857,034	—	—	—	9,857,034
Other assets	16	—	106,317	—	—	—	106,333

Total	64,172	10,999	13,742,362	1,335,025	—	—	15,152,558

Financial liabilities:
Deposits	—	—	—	—	12,232,493	—	12,232,493
Call money	—	—	—	—	777,300	—	777,300
Cash collateral on securities lent	—	—	—	—	247,652	—	247,652
Derivative financial liabilities	—	—	—	—	—	43,624	43,624
Borrowings	—	—	—	—	811,282	—	811,282
Other liabilities	—	—	—	—	179,000	—	179,000

Total	—	—	—	—	14,247,727	43,624	14,291,351

(1)	Those categorized as “Held-for-trading” are derivatives embedded into debt instruments that are bifurcated.

23. Fair value of financial instruments

The fair value of a financial asset or liability reflects the price that would be received to sell the asset or paid to transfer the liability in an orderly transaction between market participants at the fair value measurement date.

For financial instruments with low and infrequent trading activity, fair value measurement requires varying degrees of judgment depending on factors such as liquidity concentration, uncertainty of market conditions, pricing assumptions, and other risks specific to an instrument.

23.1. Valuation framework and controls

The process for fair value measurement is based on the Fair Value Measurement Rule (“the Rule”) established by Bank of Yokohama. The Rule can only be amended or abolished upon the approval of the Management Committee. As required by the Rule, Administrative Supervisory Division (“ASD”), which is independent from

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

the front office, is responsible for the fair value measurement of financial instruments. Bank of Yokohama considers such segregation of duties critical to ensure the valuation process is fair and objective. When a new product is introduced, RMD, which is independent from the front office and Financial Instrument Division, is responsible for evaluating whether a reasonable fair value can be obtained before the product is launched.

Where valuation techniques are used to determine fair values, ASD reviews significant valuation methodologies and also examines the data obtained from third party, such as a pricing service or broker, taking into account the consistency among the different sources, if applicable.

The Internal Audit Division monitors whether the fair value measurement is appropriately made as required by the Rule.

23.2. Fair value hierarchy

In accordance with IFRS 13, Bank of Yokohama measures fair values using the following fair value hierarchy, which reflects the observability and the significance of the inputs used in making the measurements.

•	Level 1: Inputs that are quoted market prices (unadjusted) in active markets for identical instruments. This level includes listed equity securities and debt instruments quoted in active markets and exchange traded derivatives such as futures.

•	Level 2: Inputs other than quoted prices included in Level 1 that are observable either directly (i.e. as prices) or indirectly (i.e. derived from prices). This category includes instruments which are valued using: quoted market prices in active markets for similar instruments; quoted prices for identical instruments in non-active markets; or other valuation techniques in which all significant inputs are directly or indirectly observable from market data.

•	Level 3: Inputs that are unobservable. This category includes all instruments for which the valuation technique includes inputs which are not based on observable data and the unobservable inputs have a significant effect on the instrument’s valuation. This category also includes instruments that are valued based on quoted prices for similar instruments for which significant unobservable adjustments or assumptions are required to reflect differences between the instruments.

Financial instrument’s categorizations within the valuation hierarchy disclosed in Note 23.4. and 23.8. are based upon the lowest level of input that is significant to the fair value measurement.

23.3. Valuation techniques

The fair value of financial assets and financial liabilities that are traded in active markets are based on quoted market prices. For all other financial instruments, Bank of Yokohama determines fair values using other valuation techniques. For financial instruments that are traded infrequently and have little transparency, fair valuation is less objective, and requires varying degrees of judgment depending on liquidity concentration, uncertainty of market factors, pricing assumptions and other risks affecting the specific instruments.

The objective of valuation techniques is to arrive at a fair value measurement that reflects the price that would be received to sell the asset or paid to transfer the liability in an orderly transaction between market participants at the measurement date.

Bank of Yokohama uses widely recognized valuation models when determining the fair value of common and simple financial instruments, such as interest rate and currency swaps that use only observable market data and

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

require little management judgment and estimation. Observable prices or model inputs are usually available in the market for listed debt and equity securities, exchange-traded derivatives and simple OTC derivatives such as interest rate swaps. Availability of observable market prices and model inputs reduces the need for management judgment and estimation and also reduces the uncertainty associated with the determination of fair values. Availability of observable market prices and inputs varies depending on the products and markets and is prone to changes based on specific events and general conditions in the financial markets.

For more complex instruments, Bank of Yokohama uses proprietary valuation models, which are usually developed from recognized valuation models. Some or all of the significant inputs into these models may not be observable in the market, and are derived from market prices or rates or are estimated based on assumptions. Valuation models that employ significant unobservable inputs require a higher degree of management judgment and estimation in the determination of fair value. Management judgment and estimation are usually required for, but not limited to, the selection of the appropriate valuation model to be used and the determination of input data.

Fair value estimates obtained from models are adjusted for any other factors, such as liquidity risk or model uncertainties, to the extent that Bank of Yokohama believes that a third party market participant would take them into account in pricing a transaction. Fair values reflect the credit risk of the instrument and include adjustments to take account of the credit risk of Bank of Yokohama and the counterparty where appropriate. For measuring derivatives that might change classifications from being an asset to a liability or vice versa, such as interest rate swaps, fair value takes into account both credit valuation adjustments (“CVA”) and debit valuation adjustments (“DVA”) when market participants take this into consideration in pricing the derivatives.

Model inputs and values are calibrated against historical data and published forecasts and, where possible, against current or recent observed transactions in different instruments and against broker quotes. This calibration process is inherently subjective and it yields ranges of possible inputs and estimates of fair value, and management uses judgment to select the most appropriate point in the range.

Financial instruments which are measured using significant Level 3 inputs, which mainly include unquoted equity securities which the fair value is measured using the valuation models such as discounted cash flow method and comparable multiple valuation method. Such valuation methods are commonly used in assessing the fair value of unquoted equity securities. Although Bank of Yokohama intends to use as much observable inputs as practicable, the valuation of these instruments incorporates significant inputs, such as expected future cash flows, discount rate, estimation of market multiples, selection of comparable peers and liquidity discount, which are not observable in the market and are subject to significant management judgment.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

23.4. Financial instruments measured at fair value — fair value hierarchy

The following table analyses the financial instruments measured at fair value at March 31, 2016 and 2015 by their level in the fair value hierarchy into which the fair value measurement is categorized. The amounts below are based on the values recognized in the consolidated statements of financial position.

	Level 1	Level 2	Level 3	Total
	(Millions of yen)
At March 31, 2016
Financial assets held for trading other than derivatives
Debt securities	5,675	5,866	—	11,541
Derivative financial assets
Interest rate contracts	—	50,959	—	50,959
Foreign currency contracts	—	11,879	—	11,879
Available-for-sale investment securities:
Equity securities	198,051	322,099	28,939	549,089
Debt securities	761,605	—	29,398	791,003

Total financial assets	965,331	390,803	58,337	1,414,471

Derivative financial liabilities
Interest rate contracts	—	42,402	—	42,402
Foreign currency contracts	—	4,152	—	4,152
Bond contracts	12	—	—	12

Total financial liabilities	12	46,554	—	46,566

At March 31, 2015
Financial assets held for trading other than derivatives
Debt securities	1,214	13,385	—	14,599
Derivative financial assets
Interest rate contracts	—	39,374	—	39,374
Foreign currency contracts	—	9,141	—	9,141
Bond contracts	64	—	—	64
Available-for-sale investment securities:
Equity securities	214,529	159,790	35,494	409,813
Debt securities	881,648	—	43,564	925,212

Total financial assets	1,097,455	221,690	79,058	1,398,203

Derivative financial liabilities
Interest rate contracts	—	31,254	—	31,254
Foreign currency contracts	—	12,299	—	12,299
Bond contracts	71	—	—	71

Total financial liabilities	71	43,553	—	43,624

Financial instruments which are classified as financial assets held for trading other than derivatives, derivative financial assets and liabilities, and available-for-sale investment securities are measured at fair value in the consolidated statements of financial position. If the quoted market prices are available for these instruments, the fair values are determined on the basis of the prices. In cases where quoted market prices are not available, Bank of Yokohama makes its best estimate of the price that the market would set, using its fair value measurements. The fair value measurements by financial instruments are described as follows.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Financial assets held for trading other than derivatives

Debt securities traded in an active market are measured at fair value based on quoted market price, which are categorized within Level 1.

In case quoted market price in active markets is not available, the fair value of debt securities is measured based on quoted market prices in non-active markets, which is categorized within Level 2. Commercial paper is measured at fair value using the discount cash flows method, where primary inputs are observable interest rates and credit spreads. As the inputs used in the valuation are based on observable market data, commercial paper is classified within Level 2 of the valuation hierarchy.

Derivative financial assets and liabilities

Listed derivatives, which are mainly bond futures, are measured at fair value based on quoted market price and are categorized within Level 1. OTC derivatives mainly consist of interest rate swaps, currency swaps, currency options and currency forward contracts. The models used in estimating the fair value of these derivatives do not contain a high level of subjectivity as the methodologies used in the models do not require significant judgment, and the inputs used in the models are observable market data. As the inputs used in the valuation are based on observable market data, these derivatives are classified within Level 2 of the valuation hierarchy.

Available-for-sale investment securities

(a) Equity securities

Listed stocks traded in an active market are measured at fair value based on quoted market price, which are categorized within Level 1. Listed stocks traded in non-active markets are also measured at fair value based on quoted price in non-active market, which are categorized within Level 2. Publicly offered investment trusts traded in non-active markets are measured at fair value based on quoted market price on which such instruments are listed, which are categorized within Level 2. Privately offered investment trusts are measured at fair value based on a unit price obtained from the fund administrator or investment management firm. In such case, these investment trusts are also categorized within Level 2. Unquoted equity securities are measured at fair value by using valuation techniques, which are classified within Level 3. See Note 23.3 for further discussion on valuation techniques.

(b) Debt securities

Debt securities traded in an active market are measured at fair value based on quoted market price, which are categorized within Level 1.

In addition, investments in mortgage-backed securities are measured at fair value using a quoted price provided by brokers, which are classified within Level 3. Preferred shares are measured at fair values using valuation techniques, such as Monte Carlo simulation model. These instruments are also categorized within Level 3.

23.5. Transfers between Level 1 and 2

There were no transfers in either direction during the year ended March 31, 2016, 2015 and 2014.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

23.6. Reconciliation of level 3 fair value measurements

The following table shows a reconciliation from the opening balances to the closing balances for fair value measurements in Level 3 of the fair value hierarchy for the years ended March 31, 2016, 2015 and 2014:

	Investment securities		Total investment securities
	Equity securities	Debt securities
	(Millions of yen)
Balance at March 31, 2014	33,541	41,770	75,311

Total gains or losses	2,488	190	2,678
In profit or loss	(69)	(2)	(71)
In OCI	2,557	192	2,749
Purchase	172	10,008	10,180
Sales	(273)	(9)	(282)
Settlements	—	(8,395)	(8,395)
Transfer out of Level 3	(434)	—	(434)

Balance at March 31, 2015	35,494	43,564	79,058

Total gains or losses	(7,637)	(809)	(8,446)
In profit or loss	(1,817)	4,231	2,414
In OCI	(5,820)	(5,040)	(10,860)
Purchase	1,432	—	1,432
Sales	(227)	(4,273)	(4,500)
Settlements	—	(9,084)	(9,084)
Transfer out of Level 3	(123)	—	(123)

Balance at March 31, 2016	28,939	29,398	58,337

Transfers between the levels of the fair value hierarchy are deemed to have occurred at the beginning of the period. For the years ended March 31, 2016, 2015 and 2014, transfers out of Level 3 amounted to ¥123 million, ¥434 million and ¥181 million, respectively, primarily due to as a result of increased observable market data and transfers to investments in associates.

The following table presents total gains or losses included in profit or loss and OCI for the Level 3 financial assets and liabilities, and changes in unrealized gains or losses included in profit or loss related to those financial assets and liabilities held at March 31, 2016 and 2015 by line item of the consolidated income statements.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Total gains or losses for the years ended March 31, 2016, 2015 and 2014 in the above table are recognized in the consolidated income statements and consolidated statements of comprehensive income as follows:

	Investment securities		Total investment securities
	Equity securities	Debt securities
	(Millions of yen)
For the year ended March 31, 2016
Total gains or losses:
Gains or losses recognized in profit or loss	(1,817)	4,231	2,414
OCI — net change in fair value of available-for-sale financial assets	(5,820)	(5,040)	(10,860)
Profit or loss — attributable to the change in unrealized gains and losses relating to assets and liabilities held at the reporting date:
Impairment losses	(2,093)	—	(2,093)

For the year ended March 31, 2015
Total gains or losses:
Losses recognized in profit or loss	(69)	(2)	(71)
OCI — net change in fair value of available-for-sale financial assets	2,557	192	2,749
Profit or loss — attributable to the change in unrealized gains and losses relating to assets and liabilities held at the reporting date:
Impairment losses	(131)	—	(131)

For the year ended March 31, 2014
Total gains or losses:
Losses recognized in profit or loss	(91)	(2)	(93)
OCI — net change in fair value of available-for-sale financial assets	1,448	815	2,263
Profit or loss — attributable to the change in unrealized gains and losses relating to assets and liabilities held at the reporting date:
Impairment losses	(116)	—	(116)

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

23.7. Unobservable inputs used in measuring fair value

The following table sets out information about significant unobservable inputs used at March 31, 2016 and 2015 in measuring financial instruments categorized as Level 3 in the fair value hierarchy.

Investment securities (1)	Valuation model	Fair value		Significant unobservable input	Range of Level 3 input, applied
		At March 31,			At March 31,
		2016	2015		2016		2015
		(Millions of yen)
Unquoted equity securities	Market multiples	24,793	32,555	EV/EBITDA multiple	3.0x-16.5	x	5.8x-16.8	x
				Price earnings multiple	4.4x-29.7	x	8.8x-29.9	x
				Price book-value multiple	0.4x-2.0	x	0.6x-2.1	x
				Liquidity discount	30.0%		30.0%
	Net asset value	739	1,383	—			—
	Discount cash flows	1,299	628	Long-term revenue growth rate	1.8%		0.9%
				Cost of capital	5.1-23.2%		5.5-11.5%

Debt securities (Preferred shares)	Monte Carlo simulation	731	5,692	Equity volatility	62.1%		44.5%-73.4%

				Credit spread	13.6%		0.2%-10.2%

(1)	Investments in mortgage-backed securities are categorized in Level 3. The fair values of the investments are ¥28,598 million and ¥37,762 million at March 31, 2016 and 2015, respectively. Bank of Yokohama uses the quoted price provided by brokers as fair value of the investments.

The fair value of mortgage-backed securities is estimated based on the fair value of underlying mortgage loans, which includes inputs such as prepayment rates, probability of default and loss given default and discount rates. Since Bank of Yokohama’s investments in mortgage-backed securities are limited to senior class instruments, Bank of Yokohama considers that credit-related inputs are not significant in evaluating fair value. Moreover, Bank of Yokohama considers that interest rate risk is not significant in the low-interest rate environment in Japan.

Significant unobservable inputs

EV/EBITDA multiple

EV/EBITDA multiple is the ratio of enterprise value (“EV”) to its earnings before interest, taxes, depreciation and amortization (“EBITDA”), which is used in measuring the company’s equity value in relation to its cash flow. EV is calculated as the market capitalization plus debt, minority interest and preferred shares, minus total cash and cash equivalents. The multiple is calculated based on estimation of market multiples and selection of comparable listed peers. An increase in the multiple would generally impact on the valuation of fair value of the financial instruments positively.

Price earnings multiple and price book-value multiple

Price earnings multiple is the ratio of a company’s current market price to its earnings per share, which is used in measuring the company’s equity value in relation to its earnings, whereas price book-value multiple is the ratio of a company’s current market price to its book value, which is used in measuring the company’s equity value in relation to its book value. These multiples are calculated based on estimation of market multiples and selection of comparable listed peers. An increase in these multiples would generally impact on the valuation of fair value of the financial instruments positively.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Liquidity discount

Liquidity discount is an adjustment used in measuring fair value of financial instruments to reflect uncertainty of liquidity of such instruments. Liquidity discount is mainly applied to measure fair value of unlisted equity securities since these instruments are not traded in an active market. An increase in liquidity discount would generally impact on the valuation of fair value of the financial instruments negatively.

Cost of capital

Cost of capital represents the weighted-average cost of debt and equity, which is primarily used as a discount rate. Calculation of cost of capital involves a number of financial and economic variables, including the risk-free interest rate in the country concerned and a premium for the risk of the business being evaluated. These variables are subject to fluctuations in external market rates and economic conditions beyond management’s control, are subject to uncertainty and require the exercise of significant judgment.

Volatility

Volatility represents the measure of variability in parameter or index of certain instrument and how much that instrument changes in value over time. Valuation of preferred shares with optionality employs historical volatility of relevant listed shares as a key input since the current observable volatility in the market is generally not available. An increase in the volatility would generally impact on the valuation of fair value of the financial instruments positively.

Credit spread

Credit spread is the premium over the benchmark interest rate that a market participant would demand for taking exposure to the credit risk of an instrument. Credit spread may be implied from market prices, and an increase in the credit spread would generally impact on the valuation of fair value of the financial instruments negatively.

Sensitivity Analysis

The following table presents the impact of the sensitivity analysis in fair value of unquoted equity securities and preferred shares at March 31, 2016 and 2015, when these inputs fluctuate to the extent deemed reasonable and the volatility of such inputs has a significant impact on the fair value. Regarding unquoted equity securities which are measured at fair value based on a market approach, the impact of changing the market multiples within a reasonable range (± 5%) is calculated. With respect to preferred shares that are convertible into listed shares, for which credit spreads are used in the valuation techniques, the impact resulting from using a reasonable range for the credit spreads (± 50 bps) is expected to be significant.

	Fair value	Other comprehensive income
		Favorable changes	Unfavorable changes
	(Millions of yen)
March 31, 2016
Unquoted equity securities	26,831	1,866	1,859
Debt securities (preferred shares)	731	1	0
March 31, 2015
Unquoted equity securities	34,566	1,544	1,520
Debt securities (preferred shares)	5,692	27	25

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

23.8. Financial instruments not measured at fair value

The following tables set out the fair values of financial instruments not measured at fair value at March 31, 2016 and 2015, and analyzes them by the level in the fair value hierarchy into which each fair value measurement is categorized.

	Fair values				Carrying amount	Fair value approximates carrying amount
	Level 1	Level 2	Level 3	Total
	(Millions of yen)
March 31, 2016
Assets:
Cash and deposits with banks	—	—	—	—	—	2,095,888
Call loans	—	—	—	—	—	269,669
Investment securities	11,053	991,557	79,310	1,081,920	1,065,204	—
Loans and advances	—	—	10,170,062	10,170,062	10,033,886	—
Other financial assets	—	—	—	—	—	187,749

Total	11,053	991,557	10,249,372	11,251,982	11,099,090	2,553,306

Liabilities:
Deposits	—	3,651,892	—	3,651,892	3,650,359	9,168,046
Call money	—	—	—	—	—	126,364
Cash collateral on securities lent	—	—	—	—	—	111,856
Borrowings	—	924,591	—	924,591	921,639	—
Other financial liabilities	—	—	—	—	—	237,097

Total	—	4,576,483	—	4,576,483	4,571,998	9,643,363

	Fair values				Carrying amount	Fair value approximates carrying amount
	Level 1	Level 2	Level 3	Total
	(Millions of yen)
March 31, 2015
Assets:
Cash and deposits with banks	—	—	—	—	—	2,326,802
Call loans	—	—	—	—	—	276,915
Investment securities	12,297	1,085,990	105,038	1,203,325	1,187,271	—
Loans and advances	—	—	9,938,617	9,938,617	9,857,034	—
Other financial assets	—	—	—	—	—	113,757

Total	12,297	1,085,990	10,043,655	11,141,942	11,044,305	2,717,474

Liabilities:
Deposits	—	3,468,711	—	3,468,711	3,467,502	8,764,991
Call money	—	—	—	—	—	777,300
Cash collateral on securities lent	—	—	—	—	—	247,652
Borrowings	—	814,452	—	814,452	811,282	—
Other financial liabilities	—	—	—	—	—	179,000

Total	—	4,283,163	—	4,283,163	4,278,784	9,968,943

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Fair value of the financial instruments disclosed in the tables above is determined as follows:

Assets

(1) Cash and deposit with banks

Carrying amounts approximates fair value because the instruments are either on demand without maturity or have maturities of less than one year.

(2) Call loans

Carrying amount approximates fair value due to contractual terms of less than one year.

(3) Investment securities

The fair value of investment securities is determined using quoted market prices in active market and non-active markets, or quoted prices obtained from third party brokers and pricing services.

(4) Loans and advances

For loans and advances with fixed interest rates, the risk free rate, after adjustment for credit risk premium using the internal ratings, is used to discount future cash flows to determine the fair value. Depending on the categories applied in credit risk management, future cash flows of certain loans and advances are pooled by product and their remaining maturities in assessing the fair values.

The fair value of loans and advances from borrowers with “In danger of bankruptcy”, “De facto bankrupt” or “Bankrupt” ratings is determined based on the recoverable amounts which take into consideration the present value of future cash flows and other recoveries by way of collateral and guarantees.

There are some loans and advances with no explicit maturity dates, but Bank of Yokohama’s exposure is limited due to the amount of collateral.

Liabilities

(1) Deposits

Fair value of deposits on demand is the amount payable on demand at the reporting date. Fair value of term deposits is calculated by discounting future cash flows pooled by product and remaining maturities using the discount rate applied to the similar instruments as if they were issued at the reporting date. For term deposits with contractual maturity of less than one year, the carrying amounts approximate fair value.

(2) Call money, and cash collateral on securities lent

Carrying amounts of these instruments approximate their fair value due to contractual term of less than one year.

(3) Borrowings

Fair value of those instruments with fixed interest rates is calculated by discounting the future cash flows using the discount rate which would be applied as if liabilities with similar terms were issued at the reporting date. Depending on the categories applied in credit risk management, future cash flows of certain loans are pooled by product and their remaining maturities are used in assessing the fair values.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

24. Net interest income

The analysis of net interest income for the years ended March 31, 2016, 2015 and 2014 is as follows:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Interest income:
Deposits with banks	2,330	2,132	1,422
Call loans	1,993	1,235	986
Investment securities	11,022	12,567	13,283
Held-to-maturity	166	246	313
Available-for-sale	4,506	5,036	4,765
Loans and receivables	6,350	7,285	8,205
Loans and advances, other than finance lease receivables	129,617	135,645	142,230
Finance lease receivables	1,092	1,505	1,432
Other	1,608	1,602	1,799

Total interest income	147,662	154,686	161,152

Interest expenses:
Deposits	4,903	4,470	4,924
Call money	1,509	578	489
Cash collateral on securities lent	842	413	135
Debt securities issued	—	144	1,086
Borrowings	3,279	3,173	3,971
Other	1,695	1,847	993

Total interest expenses	12,228	10,625	11,598

Net interest income	135,434	144,061	149,554

Interest income relating to impaired financial assets was ¥3,584 million, ¥4,262 million and ¥4,764 million for the years ended March 31, 2016, 2015 and 2014, respectively,

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

25. Net fee and commission income

The analysis of net fee and commission income for the years ended March 31, 2016, 2015 and 2014 is as follows:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Fee and commission income:
Loans and deposits	17,715	17,006	16,884
Remittances and transfers	10,211	10,225	10,158
Securities-related business	14,711	19,537	18,781
Insurance agency commissions	9,429	7,708	4,714
Safe deposits	1,612	1,657	1,692
Other	4,087	3,506	3,407

Total fee and commission income	57,765	59,639	55,636

Fee and commission expenses:
Loans and deposits	2,891	2,913	2,890
Remittances and transfers	1,947	1,917	1,897
Other	1,031	1,366	988

Total fee and commission expenses	5,869	6,196	5,775

Net fee and commission income	51,896	53,443	49,861

The net fee and commission income above excludes amounts included in determining the effective interest rate on financial assets and financial liabilities that are not recognized at fair value through profit or loss.

26. Net trading income

The analysis of net trading income, including derivatives, for the years ended March 31, 2016, 2015 and 2014 is as follows:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Equity securities	1,078	610	260
Debt securities	1,522	1,779	1,329
Derivatives:
Interest rate contracts	3,221	4,909	4,594
Foreign currency contracts	(7)	50	63
Bond contracts	36,004	21,409	8,694

Total	41,818	28,757	14,940

Net trading income above includes the profit or loss impact of derivatives which do not qualify for hedge accounting, though they are held for risk management purposes.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

27. Other operating income

The analysis of other operating income for the years ended March 31, 2016, 2015 and 2014 is as follows:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Net investment income (losses)	(13,244)	(8,207)	9,125
Rental income	1,206	1,262	1,238
Income from hire purchase	10,823	8,788	11,403
Income from collection of receivables	1,112	1,083	1,060
Gains on foreign exchange transactions	1,422	1,466	1,399
Gain on securities contributed to employees’ retirement benefit trust	—	—	3,224
Gain on disposal of property and equipment	9	3,126	571
Other income	3,408	2,161	2,513

Total	4,736	9,679	30,533

The analysis of net investment income (losses) for the years ended March 31, 2016, 2015 and 2014 is as follows:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Debt securities:
Losses on sale of available-for-sale securities	(30,971)	(21,946)	(6,609)
Gains on sale of securities categorized as loans and receivables	29	542	75
Available-for-sale equity securities:
Gains on sale	10,225	7,856	11,182
Dividends	7,473	5,341	4,477

Total	(13,244)	(8,207)	9,125

Rental income is mainly generated from operating leases income. The future minimum lease payments receivables under non-cancellable operating leases at March 31, 2016 and 2015 are as follows:

	At March 31,
	2016	2015
	(Millions of yen)
Less than one year	192	216
Between one and five years	130	307
More than five years	1	14

Total	323	537

There was no material contingent rent recognized in profit or loss for the years ended March 31, 2016, 2015 and 2014.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

28. General and administrative expenses

The analysis of general and administrative expenses for the years ended March 31, 2016, 2015 and 2014 is as follows:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Personnel expenses	53,803	52,393	50,941
Depreciation and amortization	9,419	8,995	9,113
Rent and lease expenses	6,809	6,756	6,722
Building and maintenance expense	3,404	3,538	3,160
Supplies expenses	2,497	2,650	2,497
Communication expenses	1,193	1,220	1,232
Publicity and advertising expenses	1,412	1,053	865
Taxes and dues	6,616	5,999	5,202
Premiums for deposit insurance	4,825	7,776	7,455
Transportation	1,127	1,174	1,160
Outsourcing expenses	11,736	11,587	11,246
Other	7,659	7,300	7,166

Total	110,500	110,441	106,759

The detailed analysis of personnel expenses for the years ended March 31, 2016, 2015 and 2014 is described in Note 18.

The analysis of depreciation and amortization expenses for the years ended March 31, 2016, 2015 and 2014 is as follows:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Depreciation	5,502	4,700	4,691
Amortization	3,917	4,295	4,422

Total	9,419	8,995	9,113

Bank of Yokohama leases a number of branch premises, offices and equipment under operating leases. Rental and lease expenses are incurred for these operating leases. There are no significant amounts of future minimum lease payments under non-cancellable operating leases at March 31, 2016 and 2015.

29. Other operating expenses

The analysis of other operating expenses for the years ended March 31, 2016, 2015 and 2014 is as follows:

	For the year ended March 31,
	2016		2015	2014
	(Millions of yen)
Loss on disposal of property and equipment	807		658	465
Costs of operating lease	478		519	544
Costs of hire purchase	10,479		8,462	11,061
Other expenses	2,431	(1)	1,566	2,602

Total other operating expenses	14,195		11,205	14,672

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(1)	Other expenses for the year ended March 31, 2016 included acquisition-related costs of ¥1,075 million. See Note 37 (a) for the detail.

30. Per share information

(a) Basic earnings per share

Basic earnings per share is calculated by dividing net profit attributable to shareholders of the parent by the weighted-average number of common shares outstanding during the year, excluding common shares purchased by the Bank and held in treasury.

	For the year ended March 31,
	2016	2015	2014
Net profit attributable to shareholders of the parent (millions of yen)	64,415	75,385	63,922
Adjusted net profit attributable to shareholders of the parent (millions of yen)	64,415	75,385	63,922

Weighted average number of common shares issued (thousands)	1,226,501	1,261,052	1,297,187
Basic earnings per share (yen)	52.52	59.78	49.28

(b) Diluted earnings per share

Diluted earnings per share is calculated by adjusting net profit attributable to shareholders of the parent and the weighted average number of common shares outstanding for the effect of all dilutive potential common shares.

	For the year ended March 31,
	2016	2015	2014
Adjusted net profit attributable to shareholders of the parent (millions of yen)	64,415	75,385	63,922
Weighted-average number of common shares issued (thousands)	1,226,501	1,261,052	1,297,187
Adjustments for:
Effect of stock acquisition rights issued (1) (thousands)	601	721	692

Weighted-average number of common shares for calculation of diluted earnings per share (thousands)	1,227,102	1,261,773	1,297,879

Diluted earnings per share (yen)	52.49	59.75	49.25

(1)	The number of stock acquisition rights excluded from the calculation of diluted earnings per share is nil, 3,113 thousand shares and 6,256 thousand shares for the years ended March 31, 2016, 2015 and 2014, respectively. Those shares are excluded as anti-diluted since the exercise prices for those shares were in excess of the average market value of the Bank’s common stock.

(c) Dividends per share

The dividends declared and paid by the Bank during the years ended March 31, 2016, 2015 and 2014 were as follows:

	Dividend per share			Aggregated amounts
	2016	2015	2014	2016	2015	2014
	(Yen)			(Millions of yen)
Common shares	13.0	12.0	11.5	16,136	15,277	15,001

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The following dividends were approved by the Board of Directors on May 13, 2016. The dividends approved after the reporting date have not been recognized as a liability in the consolidated statements of financial position at March 31, 2016.

	Dividend per share	Aggregated amounts
	(Yen)	(Millions of yen)
Common shares	8.5	10,238

31. Group subsidiaries

31.1. Principal subsidiaries

The table below provides details of the principal subsidiaries of the Bank.

Name of the subsidiaries	Principal place of business	Ownership interest		Principal Business activities
		At March 31,
		2016	2015
Yokohama Guarantee Co., Ltd.	Japan	100%	100%	Yokohama Guarantee Co., Ltd., which mainly provides credit enhancements to customers who enter into residential-loan from the Bank.
Hamagin Tokai Tokyo Securities Co., Ltd.	Japan	60%	60%

Hamagin Tokai Tokyo Securities Co., Ltd., a securities company, which brokers stocks, bonds and investment trusts mainly in secondary markets, but also works as a distributor in the primary market. It offers a wide range of financial instruments to customers of the Bank who does not directly handle such financial products.

Hamagin Finance Co., Ltd.	Japan	100%	100%	Hamagin Finance Co., Ltd., which provides leasing services and credit to its customers through hire purchase of equipment, as well as factoring services.
Yokohama Capital Co., Ltd.	Japan	100%	100%	Yokohama Capital Co., Ltd., a venture capital firm, which invests in private equities, directly or through investment funds.
Hamagin Research Institute, Ltd.	Japan	100%	100%	Hamagin Research Institute Ltd., which engages in consulting business.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

During the year ended March 31, 2015, the Bank acquired the remaining non-controlling interest in Yokohama Guarantee Co., Ltd., Hamagin Finance Co., Ltd., Yokohama Capital Co., Ltd. and Hamagin Research Institute, Ltd. These four subsidiaries became wholly owned subsidiaries of the Bank. The changes in ownership and the related information are summarized below.

	Yokohama Guarantee Co., Ltd.	Hamagin Finance Co., Ltd.	Yokohama Capital Co., Ltd.	Hamagin Research Institute, Ltd.	Total
	(Millions of yen)
Decrease in non-controlling interests	8,958	2,486	116	181	11,741
Other comprehensive income	981	1,214	15	—	2,210
Consideration paid	6,246	—	74	18	6,338
Capital surplus	1,731	1,272	27	163	3,193

Prior to making Hamagin Finance Co., Ltd. its wholly owned subsidiary, the Bank’s another subsidiary, Yokohama Guarantee Co., Ltd. also held shares in Hamagin Finance Co., Ltd. with non-controlling interest recognized. The non-controlling interest in Hamagin Finance Co., Ltd. decreased as a result of the Bank’s acquisition of the remaining shares of Yokohama Guarantee Co., Ltd.

During the years ended March 31, 2016 and 2015, the Bank did not provide any financial support to its consolidated structured entities. There is no significant restriction on the Bank’s ability to access or use its assets to settle its liabilities.

There was no subsidiary in which Bank of Yokohama had significant non-controlling interests at March 31, 2016. No subsidiary of the Bank had significant non-controlling interests at March 31, 2016. There were no contractual arrangements that could require the Bank or its subsidiaries to provide financial support to a consolidated structured entity. The Bank or its subsidiaries have no current intentions to provide financial or other support to a consolidated structured entity, including intentions to assist the structured entity in obtaining financial support.

31.2. Interests in unconsolidated structured entities

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. An interest in a structured entity refers to contractual or non-contractual involvement that exposes Bank of Yokohama to the variability of returns from the performance of the structured entity. Such interests include the holding of equity or debt instruments as well as the provision of loans.

The maximum exposure to losses associated with Bank of Yokohama’s interests in unconsolidated structured entities is calculated based on the carrying amount of Bank of Yokohama’s interests in the unconsolidated structured entities and the notional amounts of loan commitments and guarantees, without considering the probability of losses being incurred or the effect of collateral or other credit protection. Except for YPCC (see details below), Bank of Yokohama did not have any contractual obligation to provide any financial or other support to the unconsolidated structured entities during the years ended March 31, 2016 and 2015.The Bank did not provide any financial support, without having a contractual obligation to do so, to its unconsolidated structured entities during the years ended March 31, 2016 and 2015.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The table below shows the carrying amount included in Bank of Yokohama’s consolidated statements of financial position at March 31, 2016 and 2015 regarding its involvement in unconsolidated structured entities, showing the line items in the consolidated statements of financial position in which they are presented. The table also shows the maximum exposure to loss which Bank of Yokohama may be exposed to.

	Regulatory capital funding vehicle	Securitization vehicle	Investment funds	Structured finance vehicle
	(Millions of yen)
At March 31, 2016
Amount recognized in the consolidated statement of financial position:
Investment securities	—	28,490	206,150	—
Loans and advances	—	—	—	88,936
Investments in associates and a joint venture	1,060	—	20	—

Total	1,060	28,490	206,170	88,936

Maximum exposure to loss	1,060	28,490	206,170	88,936

At March 31, 2015
Amount recognized in the consolidated statement of financial position:
Investment securities	—	37,491	147,265	—
Loans and advances	—	—	—	90,412
Investments in associates and a joint venture	1,055	—	—	—

Total	1,055	37,491	147,265	90,412

Maximum exposure to loss	1,055	37,491	147,265	90,412

Regulatory capital funding Vehicle

YPCC, Bank of Yokohama’s associate, issues preferred securities which are backed by the cash flows generated from the subordinated loan to the Bank. Funds raised from the preferred securities are deemed as regulatory capital for Bank of Yokohama. In addition to the investments into common shares, Bank of Yokohama is liable for providing additional financial support to YPCC with regard to the preferred securities. YPCC is a funding scheme of the Bank in which the credit risk of Bank of Yokohama is transferred to preferred securities holders. Accordingly, Bank of Yokohama is not exposed to variable returns from its involvement with YPCC. There were no significant restrictions on the ability of YPCC to transfer funds to the Bank in the form of cash dividends, or to repay loans or advances made by the Bank. On July 25, 2016, the preferred securities were redeemed due for voluntary redemption. See Note 37 (c) for further details.

Securitization vehicles

Bank of Yokohama purchases trust certificates, which are backed by residential loans, for investment purposes. Bank of Yokohama, as an investor of the certificates, is exposed to the credit risk of the residential loan borrowers; however, Bank of Yokohama has no involvement in the establishment of the trusts, has not transferred any other assets to these trusts and does not have the current ability to direct relevant activities of the trusts. Bank of Yokohama received distributions from certain trust certificates during the reporting period.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Investment funds

Investment funds are special purpose funds established to raise money for investments in public companies and private equities. Bank of Yokohama invests in certain investment funds, and therefore, is exposed to variable returns from the performance and the price risk of the entities in which the funds invest. Bank of Yokohama received dividends from investment funds during the reporting periods. Most of the investment funds are managed by asset managers independent of Bank of Yokohama and Bank of Yokohama does not have the ability to direct relevant activities of the investment funds and cannot appoint or remove the asset managers unilaterally.

Some of the investment funds are managed by Bank of Yokohama. Bank of Yokohama has decision-making authority of these investment funds within restricted parameters set out in the investment mandates. Bank of Yokohama receives a market-based fee for its services that are commensurate with the services provided. Bank of Yokohama does not have any significant exposure to variability of returns from other interests.

Structured finance vehicles

Bank of Yokohama has provided credit facilities to following types of structured entities, which are secured by the entities’ assets. Bank of Yokohama has received interest, fee and commission income from loans during the reporting periods, is exposed to the variable returns from the performance of the entity and cannot appoint or remove the asset managers unilaterally.

Real estate finance

Real estate financing vehicles are established to raise funds for the development and acquisition of real estate properties such as office buildings and shopping centers. Real estate financing vehicles are managed by an asset manager independent of Bank of Yokohama, where Bank of Yokohama does not have the ability to direct relevant activities of the vehicles.

Project finance

Project financing vehicles are mainly established to raise funds for specific assets under the Private Finance Initiative (PFI). Project financing vehicles have an operator which contributes equity to vehicles and operates in accordance with the terms specified in the contract.

32. Transfers of financial assets

In the ordinary course of business, Bank of Yokohama enters into transactions that result in the transfer of financial assets, primarily debt and equity securities, and loans and advances to customers. In accordance with the accounting policy set out in Note 2, the transferred financial assets continue to be recognized in their entirety or to the extent of Bank of Yokohama’s continuing involvement or are derecognized in their entirety.

Bank of Yokohama transfers financial assets that are not derecognized in their entirety or for which Bank of Yokohama has continuing involvement primarily through the securities lending transactions. Securities lending agreements are transactions in which Bank of Yokohama lends securities for a fee and receives cash as collateral. Bank of Yokohama continues to recognize the securities in their entirety in the statements of financial position as it retains substantially all of the risks and rewards of ownership. The cash received is accounted for as a financial liability for the obligation to repay it.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The table below sets out the carrying amounts and fair value of all financial assets transferred under securities lending transactions at March 31, 2016 and 2015 which are not derecognized in their entirety and associated liabilities.

	At March 31,
	2016	2015
	(Millions of yen)
Carrying amount of assets	114,558	249,968
Carrying amount of associated liabilities	111,856	247,652

33. Contingencies

Bank of Yokohama is involved in various legal proceedings during the ordinary course of business. At March 31, 2016, Bank of Yokohama considered, based on information currently available, that the ultimate resolution of these legal proceedings would not have a material adverse effect on the consolidated results of operations, financial condition or liquidity of Bank of Yokohama.

34. Commitments and other financial facilities

(a) Loan commitments

Loan commitments are firm commitments to provide credit under pre-specified terms and conditions. The total amounts of loan commitments outstanding and unutilized at March 31, 2016 and 2015 are as follows:

	At March 31,
	2016	2015
	(Millions of yen)
Total amount of loan commitments provided	2,724,846	2,713,579
Of which, unutilized amount	1,944,434	1,914,398

Since many of these loan commitments are expected to expire without being drawn, the total unutilized commitments do not necessarily represent the actual future cash outflows. Many of these loan commitments include clauses under which Bank of Yokohama can refuse or reduce the amount of credit facilities if there is reasonable basis, such as an unexpected change in economic factors.

For risk management purposes, collateral, such as properties or securities, are obtained when the loan commitment is issued, if necessary. Subsequently, Bank of Yokohama continuously monitors the credit status of the customers to whom the credit facilities were granted, as required by the internal rules, and revisits the contractual terms or obtains credit protection to manage the credit risk.

(b) Financial guarantees

At March 31, 2016 and 2015, Bank of Yokohama provided financial guarantees amounted to ¥61,514 million and ¥68,244 million, respectively.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(c) Other commitments

In addition, Bank of Yokohama has entered into a long-term contract with regard to its main IT system and related services. Based on the contract, Bank of Yokohama is committed to make the following payments at March 31, 2016 and 2015 in the future years.

	At March 31,
	2016	2015
	(Millions of yen)
Less than one year	3,097	4,468
Between one year and five years	11,436	11,686
More than five years	7,788	10,636

Total	22,321	26,790

See Note 27 (as lessor), and Note 28 (as lessee) for the commitments regarding operating lease transactions.

35. Assets pledged as collateral and assets received as collateral

At March 31, 2016 and 2015, the carrying amounts of assets pledged by Bank of Yokohama as collateral, which the transferees do not have the right to sell or re-pledge the assets, are as follows:

	At March 31,
	2016	2015
	(Millions of yen)
Investment securities (debt securities)	1,168,165	1,040,988
Other	181,833	7,812

Total	1,349,998	1,048,800

Bank of Yokohama did not receive any collateral which Bank of Yokohama has the right to sell or re-pledge at March 31, 2016 and 2015.

36. Related-party transactions

Other than as disclosed elsewhere in the consolidated financial statements, transactions with related parties are as disclosed below. All transactions with related parties are made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties.

(a) Transactions with key management personnel

Key management personnel are defined as those persons having the authority and responsibility for planning, directing and controlling the activities of Bank of Yokohama, directly or indirectly. Bank of Yokohama considers the members of the Board of Directors as the key management personnel for the purpose of IAS 24.

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Transaction with key management personnel and close family members

The analysis of transactions with key management personnel at March 31, 2016 and 2015 is as follows:

	At March 31,
	2016	2015
	(Millions of yen)
Loans and advances	40	23
Deposits	359	280

Key management personnel compensation

The analysis of key management compensation for the years ended March 31, 2016, 2015 and 2014 is as follows:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Salaries and other short-term employee benefits	371	366	357
Equity-linked compensation	29	35	35

Total	400	401	392

(b) Transactions with other related parties

The analysis of transactions with other related parties at March 31, 2016 and 2015, and for the years ended March 31, 2016, 2015 and 2014 is as follows:

	At March 31,
	2016	2015
	(Millions of yen)
Loans and advances	1,220	—
Subordinated borrowings	41,000	41,000
Deposits	1,146	52
Other liabilities	222	222

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Interest expenses	1,213	1,213	1,213

37. Event after the reporting period

(a) Establishment of a joint holding company through joint share transfer

On April 1, 2016 (the “acquisition date”), Bank of Yokohama and Higashi-Nippon Bank consummated business integration through a statutory joint share transfer (kyodo-kabushiki iten), which was approved at the extraordinary shareholders’ meeting held on December 21, 2015, in order to realize the potential synergies available from integrating customer basis, expertise and capability as a leading regional bank in Japan.

Higashi-Nippon Bank is a regional bank with its head office located in Tokyo, Japan. Higashi-Nippon’s primary business is in commercial and retail banking in the Greater Tokyo areas as well as in the neighboring prefectures of Chiba, Saitama, Kanagawa and Tochigi in Japan.

Under the joint share transfer consummated under the Companies Act, a new holding company, Concordia Financial was established, and each share of Bank of Yokohama common stock was exchanged for one (1) share

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

of common stock of Concordia Financial, and each share of Higashi-Nippon Bank common stock was exchanged for 0.541 share of common stock of Concordia Financial in accordance with the business integration agreement entered into on September 8, 2015.

After the joint share transfer, former Bank of Yokohama shareholders owned 92.6% and former Higashi-Nippon Bank shareholders owned 7.4% of Concordia Financial based on the shareholders of the registered shareholders of Bank of Yokohama and Higashi-Nippon Bank at the acquisition date. As a result of the joint share transfer, Concordia Financial is listed on the Tokyo Stock Exchange, and each of Bank of Yokohama and Higashi-Nippon Bank became wholly-owned subsidiaries of Concordia Financial.

This business combination will be accounted under IFRS 3 where Bank of Yokohama is the accounting acquirer and Higashi-Nippon Bank is the accounting acquiree. In the consolidated financial statements of Concordia Financial, as a result of the joint share transfer, the assets acquired and the liabilities assumed from Bank of Yokohama will be carried at their previous book value, while under the acquisition method of accounting, the tangible and intangible assets acquired and liabilities assumed from Higashi-Nippon Bank will be recorded at their fair values, as determined by the management of Concordia Financial.

The following table represents the estimate of consideration transferred and fair values of Higashi-Nippon Bank’s assets and liabilities at the acquisition date.

Consideration transferred

Outstanding common shares of Higashi-Nippon Bank at the acquisition date (thousands)	176,870
Share transfer ratio	0.541
Shares of Concordia Financial issued (thousands)	95,686
Bank of Yokohama closing share price applied to the joint share transfer (yen)	520
Consideration transferred (millions of yen)	49,757

Fair values of Higashi-Nippon Bank’s assets and liabilities at the acquisition date

At April 1, 2016
(Millions of yen)
Assets:
Cash and deposits with banks	84,584
Investment securities	446,026
Loans and advances	1,649,703
Other	32,941

Total assets	2,213,254

Liabilities:
Deposits	1,959,636
Other	133,194

Total liabilities	2,092,830

Net assets	120,424
Non-controlling interest	263
Consideration transferred	49,757

Gain on bargain purchase	70,404

THE BANK OF YOKOHAMA, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Loans and advances comprise gross contractual amounts due of ¥1,645,856 million, of which ¥13,693 million was expected to be uncollectible at the acquisition date.

Non-controlling interest is measured at the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s net assets.

Since the fair value of the net assets of Higashi-Nippon Bank is expected to exceed the fair value of the consideration transferred and the non-controlling interest, the gain on bargain purchase will be recognized as “Other operating income” in the consolidated income statement of Concordia Financial for the year ending March 31, 2017.

Pro forma financial information

It is estimated that Concordia Financial would have reported total operating income of ¥262,578 million and net profit of ¥67,127 million for the year ended March 31, 2016 if this business combination had occurred on April 1, 2015.

Acquisition-related costs

Acquisition-related transaction costs such as external legal fees and other professional fees are not included as a component of the consideration transferred but are accounted for as expenses in the periods in which the costs are incurred. Bank of Yokohama recognized acquisition-related costs of ¥1,075 million for the year ended March 31, 2016. These costs have been included in “Other operating expenses” in the consolidated income statement.

(b) Cancellation of treasury shares

In accordance with the Share Transfer Plan approved at the extraordinary meeting of shareholders on December 21, 2015, Bank of Yokohama cancelled treasury shares of 49,494,306 (common shares) on April 1, 2016, after the resolution of board of directors’ meeting held on February 24, 2016 in accordance with Article 178 of the Companies Act.

(c) Redemption of preferred securities issued by YPCC

On April 27, 2016, Bank of Yokohama determined to early repay subordinated perpetual borrowing to YPCC. This transaction lead to early redemption of non-cumulative perpetual preferred securities issued by YPCC, an associate of Bank of Yokohama. The gross amount of redemption of such preferred securities is ¥40,000 million, and the date of redemption was July 25, 2016. Accordingly, subordinated perpetual borrowings borrowed from YPCC of ¥41,000 million were fully repaid on the same date of the redemption.

(d) Dividends declared

A year-end dividend for 2015 of ¥8.5 per common share (a distribution of approximately ¥10,238 million) was declared by the Board of Directors after March 31, 2016 (see Note 30 “Per share information”).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

The Higashi-Nippon Bank, Limited.

Tokyo, Japan

We have audited the accompanying consolidated statements of financial position of The Higashi-Nippon Bank, Limited. and subsidiaries (the “Group”) as of March 31, 2016 and 2015, and the related consolidated income statements, consolidated statements of comprehensive income, changes in equity, and cash flows for each of the three years in the period ended March 31, 2016. These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of The Higashi-Nippon Bank, Limited. and subsidiaries as of March 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended March 31, 2016, in conformity with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

/s/DELOITTE TOUCHE TOHMATSU LLC

Tokyo, Japan

July 27, 2016

THE HIGASHI-NIPPON BANK, LIMITED.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AT MARCH 31, 2016 AND 2015

	Note	At March 31,
		2016	2015
		(Millions of yen)
Assets
Cash and deposits with banks	6	84,584	100,650
Call loans	7	338	5,541
Derivative financial assets	8	323	281
Investment securities	9	443,866	415,566
Loans and advances	10	1,613,969	1,521,802
Property and equipment	11,12	19,390	17,650
Intangible assets	12,13	1,318	1,240
Deferred tax assets	18	12,799	9,992
Other assets	14	5,975	6,186

Total assets		2,182,562	2,078,908

Liabilities
Deposits	15	1,959,494	1,893,303
Call money	7	—	26
Derivative financial liabilities	8	715	871
Debt securities issued	16	9,966	9,959
Borrowings	17	100,958	61,044
Current tax liabilities	18	1,630	3,812
Retirement benefit liabilities	19	9,884	8,043
Other liabilities	21	9,767	8,803

Total liabilities		2,092,414	1,985,861

Equity
Share capital	22	38,300	38,300
Capital surplus	22	24,767	24,730
Retained earnings	23	24,197	18,208
Other reserves	23	4,034	13,020
Treasury shares	22	(1,413)	(1,422)

Equity attributable to shareholders of the parent		89,885	92,836
Non-controlling interests		263	211

Total equity		90,148	93,047

Total liabilities and equity		2,182,562	2,078,908

The accompanying notes are an integral part of these consolidated financial statements.

THE HIGASHI-NIPPON BANK, LIMITED.

CONSOLIDATED INCOME STATEMENTS

FOR THE YEARS ENDED MARCH 31, 2016, 2015 AND 2014

	Note	For the year ended March 31,
		2016	2015	2014
		(Millions of yen, except per share amounts)
Interest income	26	27,346	27,340	28,243
Interest expenses	26	1,572	1,610	1,689

Net interest income	26	25,774	25,730	26,554

Fee and commission income	27	2,840	2,786	2,613
Fee and commission expenses	27	431	431	415

Net fee and commission income	27	2,409	2,355	2,198

Net trading losses	28	76	156	148
Other operating income	29	8,126	9,749	6,254

Operating income		36,233	37,678	34,858

Impairment charges (reversals)	30	(3,931)	(891)	676
General and administrative expenses	31	23,480	23,625	23,137
Other operating expenses	32	3,657	597	1,408

Operating expenses		23,206	23,331	25,221

Profit before tax		13,027	14,347	9,637
Income tax expenses	18	5,570	6,179	4,297

Net profit		7,457	8,168	5,340

Net profit attributable to:
Shareholders of the parent		7,405	8,138	5,291
Non-controlling interests		52	30	49

Net profit		7,457	8,168	5,340

Earnings per share (yen)
Basic	33	41.87	46.04	29.96
Diluted	33	41.65	45.81	29.84

The accompanying notes are an integral part of these consolidated financial statements.

THE HIGASHI-NIPPON BANK, LIMITED.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED MARCH 31, 2016, 2015 AND 2014

	Note	For the year ended March 31,
		2016	2015	2014
		(Millions of yen)
Net profit		7,457	8,168	5,340

Other comprehensive income (loss):
Items which will not be reclassified subsequently to profit or loss
Remeasurements of defined benefit pension plans	23	(1,913)	141	1,377
Income tax benefit (expense) relating to items which will not be reclassified	23	611	(1)	(490)

Total items which will not be reclassified subsequently to profit or loss, net of tax	23	(1,302)	140	887

Items which may be reclassified subsequently to profit or loss
Net (losses) gains on available-for-sale financial assets	23	(11,569)	8,170	1,000
Income tax benefit (expense) relating to items which may be reclassified	23	3,885	(2,409)	(278)

Total items which may be reclassified subsequently to profit or loss, net of tax	23	(7,684)	5,761	722

Other comprehensive income (loss) for the year, net of tax	23	(8,986)	5,901	1,609

Total comprehensive income (loss) for the year		(1,529)	14,069	6,949

Total comprehensive income (loss) attributable to:
Shareholders of the parent		(1,581)	14,039	6,900
Non-controlling interests		52	30	49

Total		(1,529)	14,069	6,949

The accompanying notes are an integral part of these consolidated financial statements.

THE HIGASHI-NIPPON BANK, LIMITED.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED MARCH 31, 2016, 2015 AND 2014

		Attributable to shareholders of the parent					Total before non- controlling interests	Non- controlling interests	Total equity
	Note	Share capital	Capital surplus	Retained earnings	Other reserves	Treasury shares
	(Millions of yen)
Balance at April 1, 2013		38,300	24,611	7,604	5,510	(1,450)	74,575	132	74,707

Comprehensive income:
Net profit		—	—	5,291	—	—	5,291	49	5,340
Other comprehensive income, net of tax:
Available-for-sale financial assets	23	—	—	—	722	—	722	—	722
Remeasurements of defined benefit pension plans	23	—	—	—	887	—	887	—	887

Total other comprehensive income		—	—	—	1,609	—	1,609	—	1,609

Total comprehensive income		—	—	5,291	1,609	—	6,900	49	6,949

Dividends	23	—	—	(1,412)	—	—	(1,412)	—	(1,412)
Purchase of treasury shares	22	—	—	—	—	(3)	(3)	—	(3)
Share-based payments		—	86	—	—	—	86	—	86

Total transactions with the parent		—	86	(1,412)	—	(3)	(1,329)	—	(1,329)

Balance at March 31, 2014		38,300	24,697	11,483	7,119	(1,453)	80,146	181	80,327

Comprehensive income:
Net profit		—	—	8,138	—	—	8,138	30	8,168
Other comprehensive income, net of tax:
Available-for-sale financial assets	23	—	—	—	5,761	—	5,761	—	5,761
Remeasurements of defined benefit pension plans	23	—	—	—	140	—	140	—	140

Total other comprehensive income		—	—	—	5,901	—	5,901	—	5,901

Total comprehensive income		—	—	8,138	5,901	—	14,039	30	14,069

Dividends	23	—	—	(1,413)	—	—	(1,413)	—	(1,413)
Purchase of treasury shares	22	—	1	—	—	(5)	(4)	—	(4)
Disposal of treasury shares	22	—	—	—	—	36	36	—	36
Share-based payments		—	32	—	—	—	32	—	32

Total transactions with the parent		—	33	(1,413)	—	31	(1,349)	—	(1,349)

Balance at March 31, 2015		38,300	24,730	18,208	13,020	(1,422)	92,836	211	93,047

Comprehensive income (loss):
Net profit		—	—	7,405	—	—	7,405	52	7,457
Other comprehensive income (loss), net of tax:
Available-for-sale financial assets	23	—	—	—	(7,684)	—	(7,684)	—	(7,684)
Remeasurements of defined benefit pension plans	23	—	—	—	(1,302)	—	(1,302)	—	(1,302)

Total other comprehensive income (loss)		—	—	—	(8,986)	—	(8,986)	—	(8,986)

Total comprehensive income (loss)		—	—	7,405	(8,986)	—	(1,581)	52	(1,529)

Dividends	23	—	—	(1,416)	—	—	(1,416)	—	(1,416)
Purchase of treasury shares	22	—	2	—	—	(9)	(7)	—	(7)
Disposal of treasury shares	22	—	—	—	—	18	18	—	18
Share-based payments		—	35	—	—	—	35	—	35

Total transactions with the parent		—	37	(1,416)	—	9	(1,370)	—	(1,370)

Balance at March 31, 2016		38,300	24,767	24,197	4,034	(1,413)	89,885	263	90,148

The accompanying notes are an integral part of these consolidated financial statements.

THE HIGASHI-NIPPON BANK, LIMITED.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED MARCH 31, 2016, 2015 AND 2014

	Note	For the year ended March 31,
		2016	2015	2014
		(Millions of yen)
Cash flows from operating activities
Profit before tax		13,027	14,347	9,637

Adjustments for:
Depreciation and amortization charges	31	1,609	1,526	1,269
Impairment charges (reversals) on investment securities	30	102	228	(96)
Impairment charges (reversals) on loans and advances	30	(4,033)	(1,119)	772
Net losses on disposal of property and equipment		36	3	37
Net gains on disposal of investment securities		(5,138)	(7,312)	(4,516)
Other adjustments		217	(130)	(262)

Change in operating assets and liabilities:
Net (increase) decrease in deposits with other banks		(591)	997	(527)
Net decrease (increase) in call loans		5,203	14,634	(5,015)
Net increase in derivative financial instruments		(198)	(142)	(198)
Net increase in loans and advances		(88,149)	(81,392)	(39,027)
Net decrease (increase) in other assets		204	(227)	(88)
Net increase in deposits		66,191	69,904	53,379
Net (decrease) increase in call money		(26)	26	—
Net increase (decrease) in borrowings		39,353	58,038	(2,172)
Net (decrease) increase in other liabilities		(48)	145	(24)
Other		10	134	(2)
Income tax paid		(6,127)	(2,482)	(3,871)

Net cash generated from operating activities		21,642	67,178	9,296

Cash flows from investing activities
Purchase of investment securities		(142,634)	(158,497)	(117,594)
Proceeds from sales and redemptions of investment securities		108,656	132,453	132,366
Purchase of property and equipment		(2,529)	(1,503)	(3,303)
Proceeds from disposal of property and equipment		0	—	1
Purchase of intangible assets		(366)	(182)	(323)

Net cash flows (used in) generated from investing activities		(36,873)	(27,729)	11,147

The accompanying notes are an integral part of these consolidated financial statements.

THE HIGASHI-NIPPON BANK, LIMITED.

CONSOLIDATED STATEMENTS OF CASH FLOWS – (Continued)

FOR THE YEARS ENDED MARCH 31, 2016, 2015 AND 2014

	Note	For the year ended March 31,
		2016	2015	2014
		(Millions of yen)
Cash flows from financing activities
Dividends paid	33	(1,416)	(1,413)	(1,412)
Purchase of treasury shares	22	(9)	(5)	(3)
Disposal of treasury shares		0	0	—

Net cash flows used in financing activities		(1,425)	(1,418)	(1,415)

Effect of exchange rates on cash and cash equivalents		(1)	2	1

Net (decrease) increase in cash and cash equivalents		(16,657)	38,033	19,029
Cash and cash equivalents at the beginning of the year	6	99,552	61,519	42,490

Cash and cash equivalents at the end of the year	6	82,895	99,552	61,519

Net cash and cash equivalents provided by operating activities includes:
Interest and dividends received		27,311	28,936	29,929
Interest paid		(1,552)	(1,605)	(2,799)
Significant non-cash investing and financing activities:
Property and equipment under capitalized leases		561	418	1,525
Intangible assets under capitalized leases		—	—	407

The accompanying notes are an integral part of these consolidated financial statements.

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. General information

The Higashi-Nippon Bank, Limited. (“the Bank”) is a joint-stock company incorporated under the Companies Act of Japan (the “Companies Act”), with its registered office at 11-2, Nihonbashi 3-chome, Chuo-ku, Tokyo 103-8238, Japan. The Bank was originally incorporated in April 1924 as Tokiwa Mujin Corporation, a financial institution based in Ibaraki Prefecture that mainly catered to small- and medium-sized enterprises. The Bank and its subsidiaries are primarily engaged in commercial and retail banking in the Greater Tokyo area as well as in the neighboring prefectures of Chiba, Saitama, Kanagawa and Tochigi, Japan. The details of the principal subsidiaries of the Bank are described in Note 34. The Bank’s main offices are located in Tokyo and its shares were previously listed on the first section of the Tokyo Stock Exchange.

These consolidated financial statements incorporate financial information of the Bank and its subsidiaries (referred to collectively as “Higashi-Nippon Bank” and individually as “Group entities”). Reference to “management” in these consolidated financial statements represents the management of the Bank, the parent company.

As explained in Note 39 “Event after the reporting period”, on April 1, 2016, Higashi-Nippon Bank and The Bank of Yokohama, Ltd. (“Bank of Yokohama”) consummated business integration through a statutory joint share transfer (kyodo-kabushiki iten) and Concordia Financial Group, Ltd. (“Concordia Financial”) was jointly established as a holding company pursuant to the business integration agreement entered into on September 8, 2015.

As a part of the business integration agreement, both of Higashi-Nippon Bank and Bank of Yokohama were delisted from the first section of the Tokyo Stock Exchange on March 29, 2016, and each share of Higashi-Nippon Bank common stock was exchanged for 0.541 share of common stock of Concordia Financial on April 1, 2016. Accordingly, with effect from April 1, 2016, Concordia Financial is listed on the Tokyo Stock Exchange, and each of Higashi-Nippon Bank and Bank of Yokohama became wholly-owned subsidiaries of Concordia Financial.

The consolidated financial statements have been authorized for issuance by the Board of Directors of the Bank on July 27, 2016.

2. Summary of significant accounting policies

2.1. Basis of presentation

2.1.1. General

Compliance with International Financial Reporting Standards

The accompanying consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), as issued by the International Accounting Standards Board (“IASB”), effective at March 31, 2016.

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following items in the consolidated statements of financial position:

•	Financial instruments at fair value through profit or loss are measured at fair value;

•	Available-for-sale financial investments are measured at fair value; and

•	Net defined benefit liabilities are measured at net amount of the present value of defined benefit liabilities and the fair value of plan assets, which are, if necessary, adjusted for any effect of limiting net defined benefit assets to the asset ceiling due to consolidation of minimum funding requirement.

•	Share-based payment

Functional and presentation currency

The consolidated financial statements are presented in Japanese yen (“JPY”), which is Higashi-Nippon Bank’s functional currency. All amounts in the consolidated financial statements are shown in millions of yen, rounded to the nearest million, unless otherwise indicated.

Use of estimates and judgments

The preparation of consolidated financial statements in conformity with IFRS requires management to make certain critical accounting estimates and assumptions, and exercise judgment in the process of applying Higashi-Nippon Bank’s accounting policies. Changes in estimates and assumptions may have a significant impact on the consolidated financial statements for the reporting period. Actual results could differ from management’s estimates. However, management believes that the underlying assumptions are appropriate and that Higashi-Nippon Bank’s consolidated financial statements therefore fairly present its financial position and comprehensive income. Higashi-Nippon Bank’s significant accounting policies — areas involving high degrees of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements — are discussed in Note 4.

2.1.2. New and amended standards adopted by Higashi-Nippon Bank

The following amended standards are mandatory for the first time for the year beginning on April 1, 2015, however, they have not resulted in any material changes to the Higashi-Nippon Bank’s accounting policies.

Standard/interpretation	Content	Applicable for financial years beginning on/after
Amendments to IAS 19	Defined Benefit Plans: Employee Contributions	July 1, 2014
Amendments to IFRS 2, IFRS 3, IFRS 8, IFRS 13, IAS 16, IAS24 and IAS 38	Annual Improvements to IFRSs 2010–2012 Cycle	July 1, 2014
Amendments to IFRS 1, IFRS 3, IFRS 13 and IAS 40	Annual Improvements to IFRSs 2011–2013 Cycle	July 1, 2014

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

2.1.3. Standards and interpretations issued but not yet effective

The following standards and interpretations have been issued but were not yet effective at and for the year ended March 31, 2016. Higashi-Nippon Bank has not early adopted any of the following standards and interpretations:

Standard/interpretation	Content	Applicable for financial years beginning on/after
Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations	January 1, 2016
Amendments to IFRS 5, IFRS 7, IAS 19 and IAS 34	Annual Improvements to IFRSs 2012–2014 Cycle	January 1, 2016
Amendments to IAS 1	Disclosure Initiative	January 1, 2016
Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealised Losses	January 1, 2017
Amendments to IAS 7	Disclosure Initiative	January 1, 2017
IFRS 15	Revenue from Contracts with Customers	January 1, 2018
Amendments to IFRS 2	Classification and Measurement of Share-based Payment Transactions	January 1, 2018
IFRS 9	Financial Instruments	January 1, 2018
IFRS 16	Leases	January 1, 2019
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associates or Joint Venture	A date to be determined by the IASB

Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11 “Joint Arrangements”)

The amendments require business combination accounting to be applied to acquisition of interest in a joint operation that constitutes a business.

The amendments will be applied prospectively for annual periods beginning on or after January 1, 2016. Early adoption is permitted.

The amendments are not expected to have a significant impact on the Higashi-Nippon Bank’s consolidated financial statements.

Annual Improvements to IFRSs 2012–2014 Cycle

The improvements provide the following amendments to the following standards.

•	Amendments to IFRS 5 “Non-current Assets Held for Sale and Discontinued Operations”: the standard is amended to clarify that the change in method of disposal from held for distribution to held for sale, or vice versa, is to be considered as a continuation of the original plan of disposal. It is also clarified that the entity has to cease held for distribution accounting in the same way as it would cease held for sale accounting, if the entity determines that an asset no longer meets the criteria to be classified as held for distribution.

•

Amendments to IFRS 7 “Financial Instruments : Disclosures”: the amendments clarify when servicing arrangements are in the scope of the disclosure requirement on continuing involvement in transferred financial assets in cases when they are derecognized in their entirety. The standard is also amended to

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

clarify that the additional disclosure required by IFRS 7 is not specifically required for inclusion in condensed interim financial statements for all interim periods, unless they are prepared in accordance with IAS 34 “Interim Financial Reporting”.

•	Amendments to IAS 19 “Employee Benefits”: the amendments clarify that high-quality corporate bonds or government bonds used in determining the discount rate should be issued in the same currency in which the benefits are to be paid. Consequently, the depth of the market for high-quality bonds should be assessed at the currency level instead of the country level.

•	Amendments to IAS 34 “Interim Financial Reporting”: the amendments clarify that certain disclosures may be provided elsewhere in the interim financial report with cross-reference from the interim financial statements.

Amendments will be applied for annual periods beginning on or after January 1, 2016.

The annual improvements are not expected to have a significant impact on the Higashi-Nippon Bank’s consolidated financial statements.

Disclosure Initiative (Amendments to IAS 1 “Presentation of Financial Statements”)

The IASB is proceeding with the project “Disclosure Initiative”, which aims to improve presentation and disclosure in financial reporting. This amendment is the first step to address some of the perceived problems with current disclosure requirements as a narrow-scope improvement. The amendments are effective for periods beginning on or after January 1, 2016. Early adoption is permitted.

The amendments are not expected to have a significant impact on the Higashi-Nippon Bank’s consolidated financial statements.

Recognition of Deferred Tax Assets for Unrealised Losses (Amendments to IAS 12 “Income Taxes”)

The amendments clarify how to account for deferred tax assets related to debt instruments measured at fair value. IAS 12 provides requirements on the recognition and measurement of current or deferred tax liabilities or assets. The amendments clarify the requirements on recognition of deferred tax assets for unrealized losses, to address diversity in practice. The amendments are effective for annual periods beginning on or after January 1, 2017. Early adoption is permitted.

Higashi-Nippon Bank is assessing the potential impact on its consolidated financial statements resulting from the application of the amendments to IAS 12.

Disclosure Initiative (Amendments to IAS 7 “Statement of Cash Flows”)

The amendments to IAS 7 require companies to provide information about changes in their financing liabilities and come as a response to requests from investors for information that helps them better understand changes in a company’s debt. The amendments are effective for annual periods beginning on or after January 1, 2017. Early adoption is permitted.

The amendments are not expected to have significant impact on the Higashi-Nippon Bank’s consolidated financial statements.

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

IFRS 15 “Revenue from Contracts with Customers”

In May 2014, the IASB published IFRS 15 ”Revenue from Contracts with Customers” to establish principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contract with customers. The core principle of IFRS 15 is to recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the entity expects to be entitled in exchange for those goods or services. IFRS 15 also requires enhanced disclosures about revenue, provides guidance for transactions that were not previously addressed comprehensively and improves guidance for multiple-element arrangements. In April 2016, the IASB issued “Clarifications to IFRS 15 Revenue from Contracts with Customers”, which clarifies some requirements and provides additional transitional relief for entities that are implementing the standard. The effective date of applying IFRS 15 was January 1, 2017 when it was originally issued, however, in September 2015, the IASB issued Effective Date of IFRS 15 (Amendments to IFRS 15), which defers the effective date to annual periods beginning on or after January 1, 2018. Early adoption is permitted.

Higashi-Nippon Bank is assessing the potential impact on its consolidated financial statements resulting from the application of IFRS 15.

Classification and Measurement of Share-based Payment Transactions (Amendments to IFRS 2 “Share-based Payment”)

In June 2016, the IASB issued narrow-scope amendments to IFRS 2 “Share-based Payment” to clarify how to account for certain types of share-based payment transactions. The amendments are effective for annual reporting periods beginning on or after January 1, 2018. Early adoption is permitted.

The amendments are not expected to have significant impact of the Higashi-Nippon Bank’s consolidated financial statements.

IFRS 9 “Financial Instruments”

IFRS 9 was published in July 2014 to replace the existing guidance in IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, new expected credit loss model for calculating impairment on financial assets and new general hedge accounting requirements. It also carried forward the guidance on recognition and derecognition of financial instruments from IAS 39.

Classification and measurement

IFRS 9 requires that an entity’s business model and a financial instrument’s contractual cash flow will determine its classification and measurement in the consolidated financial statements. Upon initial recognition, each financial asset will be classified as either amortized cost, fair value through other comprehensive income (“FVTOCI”), or fair value through profit or loss (“FVTPL”).

Financial assets can only be measured at amortized cost if the instruments are held within the business model and in order to collect the contractual cash flows, and where those contractual cash flows are solely principal and interest on the principal amount outstanding. Debt instruments that meet the amortized cost definition but might be sold from time to time are measured at FVTOCI, and in certain circumstances equity instruments can be designated as FVTOCI. All other financial assets will be measured at FVTPL.

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The requirements for classification and measurement of financial liabilities are largely carried forward from those under IAS 39, except that, for certain liabilities measured at fair value, gains or losses relating to changes in the entity’s own credit risk are to be included in other comprehensive income.

As these requirements of classification and measurement of financial instruments are different from those under IAS 39, some differences to the classification and measurement are expected under IFRS 9.

Impairment

IFRS 9 replaces the incurred loss model under IAS 39 with the expected credit loss model for recognition of impairment losses for all financial assets measured at amortized cost or debt instruments measured at FVTOCI. Under the expected credit loss model, an entity is required to recognize 12-month expected credit losses or lifetime expected credit losses depending on whether or not significant credit deterioration has occurred since origination or acquisition. Where significant deterioration has not occurred, 12-month expected credit losses would be recognized whereas if there is a significant deterioration in credit risk, lifetime expected credit losses would be provided. Expected credit loss model under IFRS 9 requires management to take into account forward-looking information, including macro economic factors, for measurement of impairment losses.

As a result of changes to expected loss model under IFRS 9, impairment losses are expected to be recognized earlier that those under IAS 39.

Hedge accounting

IFRS 9 incorporates new hedge accounting model that aligns hedge accounting more closely with risk management and establishes a more principle-based approach to hedge accounting. Generally, some restrictions under IAS 39 have been removed and a greater variety of hedging items become available for hedge accounting. The standard does not explicitly address macro hedge accounting, which are being considered in a separate project. To avoid any potential conflict between current macro hedge accounting and the new general hedge requirements, IFRS 9 includes an accounting policy choice to remain with current hedge accounting under IAS 39.

IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018. Early adoption is permitted.

Higashi-Nippon Bank is assessing the potential impact on its consolidated financial statements resulting from the application of IFRS 9.

IFRS16 “Leases”

IFRS 16, published in January 2016, replaces the existing guidance in IAS 17 “Leases” and related Interpretations. IFRS 16 eliminates the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Instead, there is a single, on-balance sheet accounting model that is similar to current finance lease accounting. Lessor accounting remains similar to current practice — i.e. lessors continue to classify leases as finance and operating leases.

IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019, with early adoption permitted.

Higashi-Nippon Bank is assessing the potential impact on its consolidated financial statements resulting from the application of IFRS 16.

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Sale or Contribution of Assets between an Investor and its Associates or Joint Venture (Amendments to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”)

When a parent loses control of a subsidiary in a transaction with an associate or joint venture, there is a conflict between the existing guidance on consolidation and equity accounting on how the parent should recognize the related gains or losses from the transaction. The amendments require the full recognition of gains or losses when the assets transferred meet the definition of a business under IFRS 3 “Business Combinations”. The amendments will be applied prospectively for annual periods beginning on or after a date to be determined by the IASB. Early adoption is permitted.

The amendments are not expected to have a significant impact on the Higashi-Nippon Bank’s consolidated financial statements.

2.2. Consolidation

Subsidiaries

Subsidiaries are entities controlled by the Bank. The Bank controls an entity directly or indirectly through another subsidiary when it is exposed or has right to variable returns from its involvement with the entity, and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which the Bank obtains control of the entity until the date on which the Bank loses control of the entity. The Bank reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control described above.

When the Bank directly or indirectly has less than a majority of the voting rights of an investee, it considers that it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Bank considers all relevant facts and circumstances in assessing whether or not the Bank’s voting rights in an investee are sufficient to give it power, including:

•	the size of the Bank’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

•	potential voting rights held by the Bank, other vote holders or other parties;

•	rights arising from other contractual arrangements; and

•	any additional facts and circumstances that indicate that the Bank has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Profit or loss and each component of other comprehensive income (“OCI”) are attributed to the shareholders of the Bank and to the non-controlling interests. Total comprehensive income of the subsidiaries is attributed to the shareholders of the Bank and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring the accounting policies used in line with the Group’s accounting policies.

Changes in the Bank’s interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions. The carrying amount of the Bank’s interests and the non-controlling interests are adjusted to reflect

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the shareholders of the Bank.

Non-controlling interests

Non-controlling interests in subsidiaries are identified separately from the Group’s equity therein. Those interests of non-controlling shareholders that are present ownership interests entitling their holders to a proportionate share of net assets upon liquidation may initially be measured at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquired subsidiary’s identifiable net assets. The choice of measurement is made on an acquisition-by-acquisition basis. Other non-controlling interests are initially measured at fair value. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity. Total comprehensive income is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in the preparation of the consolidated financial statements. Unrealized gains from intra-group transactions are eliminated against Higashi-Nippon Bank’s investment to the extent of Higashi-Nippon Bank’s interest in the investee. Unrealized losses are eliminated in the same way to the extent that there is no evidence of impairment. Gains or losses from foreign currency transaction are not eliminated on consolidation.

2.3. Segment reporting

In accordance with IFRS 8, operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker (“CODM”). The CODM is the person or group that allocates resources to and assesses the performance of the operating segments of an entity. Higashi-Nippon Bank has identified the Board of Directors of the Bank as its CODM.

Higashi-Nippon Bank is determined to be a single reporting segment, as both the Bank and its subsidiaries are engaged in banking-related services.

2.4. Foreign currency translation

Foreign currency transactions

Transactions in foreign currencies are translated into the respective functional currency of the Group entities at the spot exchange rates at the date of the transactions.

Monetary assets and liabilities denominated in foreign currencies at the reporting date are translated into the functional currency at the spot exchange rate at that date. The foreign currency gain or loss on monetary items is the difference between the amortized cost in the functional currency at the beginning of the year, adjusted for effective interest and payments during the year, and the amortized cost in the foreign currency translated at the spot exchange rate at the end of the year.

Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated into the functional currency at the spot exchange rate at the date on which the fair value is determined. Non-monetary items that are measured based on historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction.

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Foreign currency differences arising on translation are generally recognized in profit or loss. However, foreign currency differences arising from the translation of the following items are recognized in other comprehensive income:

•	available-for-sale equity instruments;

•	a financial liability designated as a hedge of the net investment in a foreign operation to the extent that the hedge is effective; and

•	qualifying cash flow hedges to the extent that the hedge is effective.

All foreign exchange gains and losses recognized in profit and loss are presented net in the consolidated income statements as “Other operating income”.

Foreign exchange gains and losses on other comprehensive income items are presented in other comprehensive income within the corresponding item. In the case of changes in the fair value of financial instruments denominated in foreign currency and classified as available-for-sale, a distinction is made between translation differences resulting from changes in amortized cost of monetary assets and other changes in the carrying amount of monetary assets.

Translation differences related to changes in amortized cost are recognized in profit or loss, and other changes in the carrying amount, except impairment, are recognized in equity.

Foreign operation

Higashi-Nippon Bank does not have foreign operations. The consolidated financial statements present financial information of the Bank (the Parent) and group entities, all of which are located in Japan, where JPY is the functional currency.

2.5. Cash and cash equivalents

Cash and cash equivalents comprise of balances of cash in hand and deposits with the Bank of Japan.

2.6. Financial assets and liabilities

In accordance with IAS 39, all financial assets and liabilities, including derivative financial instruments, shall be recognized in the consolidated statements of financial position and measured in accordance with their assigned categories.

2.6.1. Financial assets

Higashi-Nippon Bank classifies financial assets in accordance with the following IAS 39 categories:

•	financial assets at fair value through profit or loss;

•	loans and receivables;

•	held-to-maturity investments; and

•	available-for-sale financial assets.

Higashi-Nippon Bank determines the classification of its financial assets at initial recognition.

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(a) Financial assets at fair value through profit or loss

The “Financial assets at fair value through profit or loss” category has two sub-categories: financial assets held for trading and those designated at fair value through profit or loss upon initial recognition.

A financial asset is classified as held for trading if it is acquired principally for the purpose of selling in the near term or if it is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of short-term profit-taking.

Derivatives that do not qualify as hedging instruments are also classified as held for trading and recognized in the consolidated statements of financial position as “Derivative financial assets”, except for embedded derivatives separated from the host contract (See Note 2.8 for further discussion on derivatives.) Embedded derivatives separated from the host contract are presented with the host contract in the consolidated statements of financial position.

Under IAS 39, financial instruments other than those held for trading can be designated by an entity at fair value through profit or loss upon initial recognition if certain conditions are met (the “fair value option”). However, Higashi-Nippon Bank has not elected this option for any financial instruments for the years ended March 31, 2016, 2015 and 2014.

Financial assets at fair value through profit or loss are initially recognized and subsequently measured at fair value in the consolidated statements of financial position, and transaction costs directly attributable to the acquisition are recognized in the consolidated income statements. Gains and losses arising from changes in fair value of such financial assets are included directly in the consolidated income statements as “Net trading losses”. Interest income, interest expense, and dividend income on such financial assets are also included in “Net trading losses”.

(b) Loans and receivables

Loans and receivables are originated or purchased non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than:

•	those that Higashi-Nippon Bank has classified as financial assets at fair value through profit or loss, either as financial assets held for trading or through designation at fair value through profit or loss upon initial recognition

•	those that Higashi-Nippon Bank has classified as available-for-sale; or

•	those for which the holder may not recover substantially all of its initial investment, other than because of credit deterioration, which shall be classified as available-for-sale financial assets.

Loans and receivables are initially recognized at fair value, which is the consideration to originate or purchase the loan plus any transaction costs, fees and commissions received, and are subsequently measured at amortized cost using the effective interest method.

Loans and receivables are reported in the consolidated statements of financial position as “Loans and advances”, “Investment securities”, or other items, as appropriate. Interest on the financial assets of this category is reported in the consolidated income statements as “Interest income”. Impairment loss is reported as a deduction from the carrying value of the financial assets of this category and recognized in the consolidated income statements as “Impairment charges (reversals)” or “Other operating expenses”.

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(c) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that Higashi-Nippon Bank intends and has the ability to hold to maturity, which have not been classified as financial assets at fair value through profit or loss or available-for-sale, and do not meet the definition of loans and receivables.

Held-to-maturity investments are initially recognized at fair value including direct and incremental transaction costs and fees received, if any, and subsequently measured at amortized cost using the effective interest method.

Higashi-Nippon Bank does not have any held-to-maturity investments at March 31, 2016 and 2015.

(d) Available-for-sale financial assets

Available-for-sale financial assets are non-derivative assets that are designated as available-for-sale on initial recognition or are not classified as another category of financial assets.

Available-for-sale financial assets are initially recognized at fair value plus direct and incremental transaction costs attributable to the acquisition of the asset, and are subsequently carried at fair value with gains and losses recognized in the consolidated statements of comprehensive income, excluding impairment losses and foreign exchange gains and losses. When the financial asset is derecognized, the accumulated gain or loss is reclassified to profit or loss.

If an available-for-sale financial asset is determined to be impaired, the cumulative gains or losses previously recognized in the consolidated statements of comprehensive income is recognized in the consolidated income statements as “Impairment losses on investment securities” under “Impairment charges (reversals)”. If it is sold or otherwise disposed of, the accumulated gain or loss is similarly reclassified and recognized in the consolidated income statements as “Net investment income” under “Other operating income”.

Interest income is recognized in the consolidated income statements using the effective interest method. Dividends on available-for-sale equity instruments are recognized in the consolidated income statements as “Net investment income” under “Other operating income” when Higashi-Nippon Bank’s right to receive payment is established. Foreign currency gains and losses are also recognized in the consolidated income statements as “Other operating income.”

(e) Recognition and derecognition of regular way purchase or sale of financial assets

Higashi-Nippon Bank uses trade date accounting, which is the date on which Higashi-Nippon Bank becomes a party to the contractual provisions of the instrument, for regular way purchase or sale of securities when recording financial asset transactions.

2.6.2. Financial liabilities

Financial liabilities other than financial guarantees and loan commitments are measured at amortized cost based on the effective interest method, except for derivatives, which are measured at fair value through profit or loss. Higashi-Nippon Bank determines the classification of its financial liabilities at initial recognition.

(a) Financial liabilities at fair value through profit or loss

The “Financial liabilities at fair value through profit or loss” category has two sub-categories: financial liabilities classified as held for trading and those designated at fair value through profit or loss upon initial recognition.

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

A financial liability is classified as held for trading if it is incurred principally for the purpose of repurchasing in the near term or if it is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of short-term profit-taking. Derivatives that do not qualify as hedging instruments are also categorized as held for trading and are recognized in the consolidated statements of financial position as “Derivative financial liabilities”.

Financial liabilities at fair value through profit or loss are initially recognized and subsequently measured at fair value in the consolidated statements of financial position, and transaction costs directly attributable to the issuance are recognized in the consolidated income statements. Gains and losses arising from changes in fair value and interest expenses on financial liabilities included in this category are recorded in the consolidated income statements as “Net trading losses”.

Higashi-Nippon Bank has not designated any financial liabilities at fair value through profit or loss for the years ended March 31, 2016, 2015 and 2014.

(b) Financial liabilities measured at amortized cost

This category includes financial liabilities that are not classified as at fair value through profit or loss. Financial liabilities measured at amortized cost are initially recognized at fair value net of transaction costs incurred, including premiums, discounts and issuance costs, and subsequently measured at amortized cost using the effective interest method. Financial liabilities measured at amortized cost are recognized in the consolidated statements of financial position as “Deposits”, “Debt securities issued”, “Borrowings”, or other items, as appropriate.

2.6.3. Fair value measurement

Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date in the principal or, in its absence, most advantageous market to which Higashi-Nippon Bank has access at that date. The fair value of a liability reflects its non-performance risk.

In determining the fair value of financial instruments, Higashi-Nippon Bank uses the quoted price in an active market for those instruments. A market is regarded as active if transactions for the financial instruments take place with sufficient frequency and volume to provide pricing information on an ongoing basis.

If there is no quoted price available in an active market, then Higashi-Nippon Bank uses valuation techniques that maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The chosen valuation technique incorporates all of the factors that market participants would take into account in pricing a transaction.

The best evidence of the fair value of a financial instrument at initial recognition is normally the transaction price — i.e. the fair value of the consideration given or received. If Higashi-Nippon Bank determines that the fair value at initial recognition differs from the transaction price and the fair value is neither evidenced by a quoted price in an active market for an identical asset or liability nor based on a valuation technique that uses only data from observable markets, then the financial instrument is initially measured at fair value, adjusted to defer the difference between the fair value at initial recognition and the transaction price. Subsequently, that difference is recognized in profit or loss on an amortized basis over the life of the instrument but no later than when the valuation is wholly supported by observable market data or when the transaction is closed out.

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

If an asset or a liability measured at fair value has a bid price and an ask price, then Higashi-Nippon Bank measures assets and long positions at a bid price and liabilities and short positions at an ask price.

Portfolios of financial assets and liabilities that are exposed to market risk and credit risk, and managed by Higashi-Nippon Bank based on the net exposure to either market or credit risk, are measured using the price that would be received to sell a net long position (or paid to transfer a net short position) for a particular risk exposure. Those portfolio-level adjustments are allocated to the individual assets and liabilities on the basis of the relative risk adjustment of each of the individual instruments in the portfolio.

The fair value of a demand deposit is not less than the amount payable on demand, discounted from the first date on which the amount could be required to be paid.

Higashi-Nippon Bank recognizes transfers between levels of the fair value hierarchy at the beginning of the reporting period during which the transfer has occurred.

2.6.4. Derecognition

Financial assets are derecognized when the contractual rights to receive the cash flows from these assets have ceased to exist or where Higashi-Nippon Bank has transferred substantially all the risks and rewards of ownership of the assets. If the risks and rewards related to a transferred asset have not all been substantially transferred, Higashi-Nippon Bank makes assessment to ensure that any continuing powers of control does not prevent derecognition.

Financial liabilities are derecognized when, and only when, the obligations specified in the contracts are discharged cancelled or expired, and the liabilities are extinguished.

2.6.5. Liability and equity classification

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement.

An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Equity instruments issued by Higashi-Nippon Bank are recognized at the proceeds received, net of direct issue costs.

2.7. Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statements of financial position when, and only when, Higashi-Nippon Bank currently has a legally enforceable right to offset the amounts and it intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

Income and expenses are presented on a net basis only when permitted under IFRS, or for gains and losses arising from a group of similar transactions.

2.8. Derivative financial instruments and hedge accounting

Derivatives are recognized at fair value on the date on which a derivative contract is entered into and are subsequently measured at their fair values. Fair values are obtained from quoted market prices in active markets

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(for example, for exchange-traded options), including recent market transactions, or valuation techniques (for example, for swaps and currency transactions), including discounted cash flow models and options pricing models, as appropriate.

Derivatives are carried as assets when the fair value is positive and as liabilities when the fair value is negative. All derivative assets and liabilities, except for embedded derivatives separated from the host contracts, are recognized in the consolidated statements of financial position as “Derivative financial assets” and “Derivative financial liabilities”, respectively. Changes in the fair value of derivative instruments that do not qualify for hedge accounting are recognized immediately in the consolidated income statements as “Net trading income”.

Certain derivatives embedded in other financial instruments are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contracts and the host contracts are not carried at fair value through profit or loss. These embedded derivatives are separately accounted for at fair value, but are presented together with their host contracts in the consolidated statements of financial position, with changes in fair value recognized in the consolidated income statements as “Net trading losses” unless Higashi-Nippon Bank chooses to designate the hybrid contracts as at fair value through profit or loss.

Higashi-Nippon Bank enters into a variety of derivative transactions for purposes other than trading. Though such derivatives may serve as economic hedges against Higashi-Nippon Bank’s risk exposures, they do not always meet the criteria for hedge accounting. Higashi-Nippon Bank has not currently applied hedge accounting under IFRS for the years ended March 31, 2016, 2015 and 2014. Accordingly, changes in the fair value of all derivative instruments are recognized immediately in the consolidated income statements.

2.9. Leases

Higashi-Nippon Bank enters into various kinds of lease transaction as a lessee, such as in property lease for branch offices, equipment, software as a lessee. Leases are accounted for in accordance with IAS 17 “Leases” and IFRIC 4 “Determining Whether an Arrangement Contains a Lease”.

(i) Operating lease

Leases in which ownership rights are not substantially transferred to the lessee and a significant portion of the risks and rewards of incidental to ownership is retained by the lessor are classified as operating leases.

Higashi-Nippon Bank enters into various operating leases as a lessee. Assets held under operating leases are not recognized in the Higashi-Nippon Bank’s consolidated statements of financial position. Payments made under operating leases, net of lease incentives received from the lessor, are recognized in the consolidated income statements on a straight-line basis over the term of the lease.

(ii) Finance lease

Leases of assets, where Higashi-Nippon Bank, as a lessee, has substantially all the risks and rewards of ownership, are classified as finance leases. Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased assets and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset.

Minimum lease payments made under finance leases are apportioned between the finance expense and the reduction of the outstanding liability. The finance expense is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

2.10. Property and equipment

All property and equipment used by Higashi-Nippon Bank is stated at historical cost less depreciation and impairment. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Subsequent expenditure is included in the asset’s carrying amount or is recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to Higashi-Nippon Bank and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repair and maintenance costs are charged to other operating expenses during the financial period in which they are incurred.

Land is not depreciated. Depreciation of other assets is calculated using the straight-line method to allocate their cost less their residual values over their estimated useful lives and is generally recognized in profit or loss.

Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that Higashi-Nippon Bank will obtain ownership by the end of the lease term.

The estimated useful lives of significant items of property and equipment are as follows:

•	Buildings: 15-47 years

•	Equipment and others: 3-20 years

The assets’ residual values and useful lives are reviewed at each reporting date and adjusted if appropriate. The application of impairment accounting is described in Note 2.21.

Gains and losses on disposal of property and equipment are determined by comparing the proceeds with the carrying amount. They are included in “Other operating income” or “Other operating expenses” in the consolidated income statements.

2.11. Intangible assets

Intangible assets comprise computer software licenses and other intangible assets. Intangible assets are recognized at cost. Higashi-Nippon Bank uses the cost model for the measurement after the initial recognition. Intangible assets with definite useful lives are amortized using the straight-line method over their estimated useful economic lives. Intangible assets with indefinite useful lives are not amortized. The amortization method, amortization period and the residual value for intangible assets with definite useful lives are reviewed at each reporting date and adjusted if appropriate.

Computer software licenses

Computer software licenses include those acquired and those leased as finance leases.

Acquired computer software licenses are capitalized based on the costs incurred. These costs are amortized on a straight-line method over the expected useful lives of 5 years. The amortization expenses are included in “General and administrative expenses”.

Computer software licenses classified as leased assets are amortized over the term of the leases.

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Other intangible assets

Other intangible assets are principally land leasehold. These assets are recognized only when Higashi-Nippon Bank acquires their legal rights and the fair value can be measured reliably. Land leasehold does not have the determinable useful years and it is not expected that land leasehold will be terminated in a foreseeable future. Land leasehold is not amortized because it is not possible to determine the years which land leasehold generates cash flows.

2.12. Income taxes

Income tax expense comprises current and deferred taxes. It is recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

Current income tax

Current income tax comprises the expected income tax payable or receivable on the taxable income or loss for the year and any adjustments to the tax payable or receivable in respect of previous years. It is measured using tax rates enacted or substantively enacted at the reporting date. Current income tax also includes tax arising from dividends.

Deferred income tax

Deferred income tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Deferred income tax is not recognized for temporary differences on the initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting nor tax profit or loss; temporary differences related to investments in subsidiaries to the extent that it is probable that they will not reverse in the foreseeable future; and taxable temporary differences arising on initial recognition of goodwill.

Deferred tax assets are recognized for unused tax losses, unused tax credits and deductible temporary differences to the extent that it is probable that future tax profits will be available against which they can be used. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Unrecognized deferred assets are reassessed at each reporting date and recognized to the extent that it has become probable that future taxable profits will be available against which they can be used.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, using tax rates enacted or substantively enacted at the reporting date.

The measurement of deferred tax reflects the tax consequences that would follow the manner in which Higashi-Nippon Bank expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Tax exposures

In determining the amount of current and deferred income tax, Higashi-Nippon Bank considers the impact of tax exposures including whether additional taxes and interest may be due. This assessment relies on estimates and assumptions and may involve a series of judgments about future events. New information may become available that causes Higashi-Nippon Bank to change its judgment regarding the adequacy of existing tax liabilities; such changes to tax liabilities would impact income tax expense in the period in which such a determination is made.

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

2.13. Employee benefits

2.13.1. Short-term employee benefits

Short-term employee benefits are expensed as the related service is provided. A liability is recognized for the amount which is expected to be paid if Higashi-Nippon Bank has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

2.13.2. Post-retirement employee benefit

Defined contribution plans

Obligations for contributions to defined contribution plans are expensed as the related service is provided and recognized as personnel expenses in profit or loss. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

Defined benefit plans

Higashi-Nippon Bank’s net obligation in respect of defined benefit plans is calculated separately for each plan by estimating the amount of future benefit that employees have earned in the current and prior periods, discounting that amount and deducting the fair value of any plan assets.

The calculation of defined benefit obligations is performed annually by a qualified actuary using the projected unit credit method. When the calculation results in a potential asset for Higashi-Nippon Bank, the recognized asset is limited to the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. To calculate the present value of economic benefits, consideration is given to any applicable minimum funding requirements.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in other comprehensive income. Higashi-Nippon Bank determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in personnel expenses in profit or loss.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. Higashi-Nippon Bank recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

2.13.3. Share-based payment transaction

The grant-date fair value of share-based payment awards — i.e. stock acquisition rights — granted to employees is recognized as personnel expenses, with a corresponding increase in equity, over the period in which the employees become unconditionally entitled to the awards.

The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date.

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

For share-based payment awards with non-vesting conditions, the grant-date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes. The fair value of stock acquisition rights granted are measured using the Black-Sholes option pricing model. The service and non-market performance conditions attached to the arrangements were not taken into consideration in measuring the fair value.

2.14. Provisions

Provisions are recognized if, as a result of a past event, Higashi-Nippon Bank has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is recognized as finance cost.

2.15. Financial guarantees and loan commitments

Financial guarantees are contracts that require Higashi-Nippon Bank to make specified payments to reimburse the holder for a loss that it incurs because a specified debtor fails to make payments when it is due in accordance with the terms of a debt instrument.

Loan commitments are firm commitments to provide credit under pre-specified terms and conditions.

Liabilities arising from financial guarantees or commitments to provide a loan at a below-market interest rate are initially measured at fair value and the initial fair value is amortized over the life of the guarantee or the commitment. The liability is subsequently carried at the higher of this amortized amount and the present value of any expected payment to settle the liability when a payment under the contract has become probable.

For loan commitments to provide arms-length market terms, provision is made if it is probable that the facility will be drawn and the resulting loans and advances will be impaired. Provisions are measured using the expected withdrawal, probability of default and collectible amount at event of default.

The liability from financial guarantees and commitments is included within “Other liabilities” in the consolidated financial statements.

Fee income earned is recognized based on effective interest rate method over the life of the guarantee or commitments. Any increase in the liability related to guarantees or commitments is reported in the consolidated income statements within other operating expenses.

2.16. Share capital

Common shares

Common shares are classified as equity. Incremental costs directly attributable to the issuance of common shares and stock acquisition rights are deducted from the initial measurement of the equity instruments.

Treasury shares

When shares recognized as equity are repurchased, the consideration paid is deducted from equity as treasury shares until they are cancelled or sold. Where such shares are subsequently sold or reissued, any consideration received is included in shareholders’ equity and gain or loss is not recognized.

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Dividends on common shares

Dividends on common shares are recognized as equity in the period in which they are declared to the shareholders. The amount of dividends available for distribution to the shareholders of the Bank is determined based on its statutory accounts as determined under Japanese GAAP.

2.17. Interest income and expenses

Interest income and expenses for all interest-bearing financial instruments are recognized within “Interest income” and “Interest expenses” in the consolidated financial statements using the effective interest method, except for those classified as held for trading which are recognized within “Net trading losses”.

The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability and of allocating the interest income or interest expenses over the relevant period. The effective interest rate is the rate which exactly discounts estimated future cash payments or receipts through the expected life of the financial asset or liability or, when appropriate, a shorter period to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, Higashi-Nippon Bank estimates future cash flows considering all contractual terms of the financial instrument but does not consider future credit losses.

The calculation of the effective interest rate includes fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs and all other premiums or discounts.

Once a financial asset or a group of similar financial assets has been written down as a result of impairment losses, interest income is thereafter recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment losses. For financial assets measured at amortized cost, the interest rate is the original effective interest rate.

2.18. Fee and commission income and expenses

Fees and commission income and expenses that are integral to the effective interest rate on financial assets or liabilities are included in the measurement of the effective interest rate (See “2.17. Interest income and expenses”). Other fees and commission income — including sales commission, placement fees and syndication fees — are recognized as the related services are performed. If a loan commitment is not expected to result in the drawdown of a loan, then the related loan commitment fees are recognized on a straight-line basis over the commitment period.

Other fees and commission expense relate mainly to transaction and service fees, which are expensed as the services are received.

2.19. Dividend income

Dividend income from available-for-sale equity securities is recognized when the right to receive income is established. Dividend income is presented as “Net investment income” under “Other operating income” in the consolidated income statements when the entity’s right to receive payment is established.

2.20. Impairment of financial assets

At each reporting date, Higashi-Nippon Bank assesses whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or a group of financial assets is impaired and

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a “loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. The criteria Higashi-Nippon Bank uses to determine whether there is objective evidence of impairment loss include:

(i)	significant financial difficulty of the issuer or borrower;

(ii)	a breach of contract, such as default or delinquency in interest or principal payments;

(iii)	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, grants to the borrower a concession that the lender would not otherwise consider;

(iv)	it becomes probable that the borrower will enter bankruptcy or other form of financial reorganization;

(v)	the disappearance of an active market for the financial asset due to financial difficulties; or

(vi)	observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since initial recognition, although the decrease cannot yet be identified with the individual financial assets in the portfolio, including:

(a)	adverse changes in the payment status of borrowers in the portfolio; and

(b)	national or local economic conditions that correlate with defaults on the assets in the portfolio.

In addition, in the case of equity securities classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is objective evidence of impairment resulting in the recognition of impairment losses.

Assets measured at amortized cost

Higashi-Nippon Bank first assesses whether objective evidence of impairment exists individually for individually significant financial assets, and individually or collectively for non-individually significant financial assets. If Higashi-Nippon Bank determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized, are not included in a collective assessment of impairment.

The amount of the loss is measured as the difference between the impaired asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the consolidated income statements. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring impairment loss is the current effective interest rate determined under the contract. As a practical expedient, Higashi-Nippon Bank may measure impairment on the basis of an instrument’s fair value using an observable market price.

The present value of the estimated future cash flows of a collateralized financial asset reflects the cash flows that may result from foreclosure less costs of obtaining and selling the collateral, whether or not foreclosure is probable.

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

For purposes of individual evaluation of impairment, impairment losses are individually calculated based on the discounted cash flow method for individually significant impaired loans.

For purposes of collective evaluation of impairment, financial assets are grouped based on similar credit risk characteristics (that is, based on Higashi-Nippon Bank’s grading process, which considers asset type, industry, geographical location, collateral type, past-due status and other relevant factors). These characteristics are relevant to the estimation of future cash flows for groups of such assets by being indicative of the debtors’ ability to pay all amounts due according to the contractual terms of the assets being evaluated.

Future cash flows of a group of financial assets that are collectively evaluated for impairment are estimated based on the contractual cash flows of the assets held by Higashi-Nippon Bank, using statistical methods based on historical loss experience of assets with credit risk characteristics similar to those in Higashi-Nippon Bank. Historical loss experience is adjusted using current observable data to reflect the effects of current conditions which did not affect the historical period and to remove the effects of conditions in the historical period that do not currently exist. For the unimpaired financial assets measured at amortized costs, impairment losses are recognized only when the losses are incurred but not yet identified at the reporting date. The incurred losses for unimpaired financial assets are collectively calculated using the same statistical method applied to impaired financial assets, but taking into consideration the loss identification period.

Estimates of changes in future cash flows for groups of assets should reflect and be directionally consistent with changes in related observable data from period to period (for example, changes in unemployment rates, property prices, payment status, or other factors indicative of changes in the probability of losses in Higashi-Nippon Bank and their magnitude). The methodology and assumptions used for the estimation of future cash flows are reviewed regularly by Higashi-Nippon Bank to reduce any differences between loss estimates and actual loss experience.

If the terms of a financial asset are renegotiated or modified or an existing financial asset is replaced with a new one due to financial difficulties of the borrower, then an assessment is made of whether the financial asset should be derecognized. If the cash flows of the renegotiated asset are substantially different, then the contractual rights to cash flows from the original financial asset are deemed to have expired. In this case, the original financial asset is derecognized and the new financial asset is recognized at fair value. The impairment loss before an expected restructuring is measured as follows:

•	If the expected restructuring will not result in derecognition of the existing asset, the impairment loss is measured as the difference between the carrying amount of the asset and the estimated cash flows arising from the modified financial asset based on their expected timing and amounts discounted at the original effective interest rate of the existing financial asset.

•	If the expected restructuring will result in derecognition of the existing asset, then the expected fair value of the new asset is treated as the final cash flow from the existing financial asset at the time of its derecognition. This amount is discounted from the expected date of derecognition to the reporting date using the original effective interest rate of the existing financial asset and an impairment loss is recognized based on the difference between the carrying amount of the asset before restructuring and the fair value of the new asset.

•	If a financial asset is determined to be uncollectible, it is written off against the related allowance account. Such financial assets are normally written off after all the necessary procedures have been completed and the amount of the loss has been determined. Those assets primarily include loans for borrowers that have been legally or formally declared bankrupt and borrowers that may not have legally or formally declared bankruptcy but are essentially bankrupt.

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Impairment charges (reversals) related to loans and advances are classified in “Impairment charges (reversals)” in the consolidated income statements. Impairment charges (reversals) related to investment securities (held-to-maturity and loans and receivables categories) are also classified in “Impairment charges (reversals)” in the consolidated income statements. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognized in the consolidated income statements.

Assets classified as available-for-sale

At each reporting date, Higashi-Nippon Bank assesses whether there is objective evidence that a financial asset is impaired. If any such evidence exists for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss — is removed from equity and recognized in the consolidated income statements.

Impairment losses recognized in the consolidated income statements on equity instruments are not reversed through the consolidated income statements. In the case of a debt instrument classified as available-for-sale, if its fair value increases in a subsequent period and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss is reversed through the consolidated income statements.

2.21. Impairment of non-financial assets

At each reporting date, Higashi-Nippon Bank reviews the carrying amounts of its non-financial assets to determine whether there is any indication of impairment. If any such indication of impairment exists, analysis is performed to determine whether the carrying amounts of the asset are fully recoverable.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are reviewed for impairment once a year or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized when the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell, and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows, or cash-generating units (“CGU”).

Non-financial assets that have previously been impaired are reviewed for possible reversal of the impairment at each reporting date.

3. Financial risk management

3.1. Introduction

Higashi-Nippon Bank categorizes its risk exposure from financial instruments into credit risk, market risks, liquidity risk and operational risks (including processing risks and IT risks). The below presents information about Higashi-Nippon Bank’s exposure to each of the above risks, its objectives, policies and processes for measuring and managing these risks, and its management of capital.

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Risk Management Framework

The Board of Directors of the Bank has created Basic Policies with respect to each of the main types of risks that Higashi-Nippon Bank faces. The Board of Directors is responsible for overseeing Higashi-Nippon Bank’s risk management practices and risk management structure. In addition, the Risk Management Department and the departments responsible for each type of risk are responsible for strengthening its risk management structure and enhancing its risk management practices.

The Board of Directors has established the Asset-Liability Management (“ALM”) Committee and the Operational Risk Management (“ORM”) Committee as bodies to deliberate and decide on matters relating to specific business strategies, risk management and operations. The ALM Committee manages ALM-related risks such as credit risk, market risks and liquidity risk, while the ORM Committee manages operational risks such as processing risks and IT risks. Each committee manages risks across different divisions, that is, where the applicable risk arises and each committee reports directly to the Managing Directors’ Committee, which in turn reports to the Board of Directors.

Through the ALM Committee, which considers appropriate risk-taking for credit risk, market risks and liquidity risk to maximize net profit, Higashi-Nippon Bank seeks to build a cash management and funding structure that can adequately respond to business and market conditions. The ALM Committee holds monthly meetings to understand Higashi-Nippon Bank’s cash management and funding positions, evaluate credit, market and liquidity risks and comprehensively manage assets and liabilities.

The ORM Committee seeks to reduce operational risks such as processing and IT risks. Specifically, the Committee holds quarterly meetings to assess and consider preventive measures for potential causes of operational risks. Upon occurrence of any event which may result in an operational risk, the Committee deliberates the risks, analyzes the reason for the occurrence and considers preventive measures.

The Risk Management Department, which is the middle office that is independent of other departments, acts as the group-wide risks management coordinator. The Risk Management Department is also responsible for the monitoring of credit risk, market risks, liquidity risk and operational risks of Higashi-Nippon Bank, and reports directly to the ALM Committee, ORM Committee and Managing Directors’ Committee.

The Internal Audit Department, which operates independently of business departments, oversees how management monitors compliance with the Higashi-Nippon Bank’s risk management policies and procedures and reviews the adequacy of the risk management framework in relation to the risks faced by Higashi-Nippon Bank. The Internal Audit Department undertakes both regular and ad hoc reviews of risk management controls and procedures and reports the results to the Board of Directors.

For the group entities, the Bank has established rules for risk management on a consolidated basis, which require the group entities to report operationally significant matters to Higashi-Nippon Bank, thereby ensuring a uniform approach to risk management. In addition, the Bank performs a review of each group entities’ operations on a quarterly basis in order to understand the progress each entity is making in its respective business plan.

3.2. Credit risk

Credit risk is the risk of financial loss to Higashi-Nippon Bank if a customer or counterparty of a financial instrument fails to meet its contractual obligations. Credit risk arises principally from Higashi-Nippon Bank’s loans and advances, and investments in debt securities. For risk management reporting purposes, Higashi-Nippon Bank manages credit risk considering and consolidating all elements of credit risk exposure, such as individual obligor’s default risk and sector risk.

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

In accordance with its Basic Policies on credit risk management, Higashi-Nippon Bank seeks to diversify its loan portfolio among small borrowers and conducts strict credit examinations through its credit rating system, which is based on decision-making authority standards and financial analysis systems. Higashi-Nippon Bank further monitors its credit portfolio in accordance with the Credit Portfolio Management Policy, which was introduced to manage credit concentration risk, and reports the status of its credit portfolio to the ALM and Managing Directors’ Committees. The head office of Higashi-Nippon Bank conducts trainings on loan operations at the branch level and conducts self-assessments on outstanding loans, in order to strengthen its risk management structure. Additionally, Higashi-Nippon Bank has introduced a credit risk quantification system to further refine its credit risk management practices, and utilizes the system to set interest rates that are corresponding to its credit risk and manage its overall credit portfolio.

3.2.1. Credit risk management

Credit ratings

Higashi-Nippon Bank has established and maintains internal credit ratings for each corporate client or counterparty. The internal credit ratings are designed to be linked to external ratings designated by rating agencies, including Rating and Investment Information, Inc. (“R&I”), and Japan Credit Rating Agency, Ltd. (“JCR”). The following table sets forth the reconciliation between external ratings and internal ratings.

Internal rating	Classification of borrowers	External rating JCR	External rating R&I
1		AAA/AA	AAA/AA
2		A	A
3	Normal	BBB	BBB
4		BBB	BBB
5		BBB	BBB
6		BB	BB
7-1	Needs attention	BB	BB
7-2 7-3	Needs special attention	BB Below B	BB Below B
8	In danger of bankruptcy	Below B	Below B
9	De facto bankrupt Bankrupt	Below B	Below B

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Self-assessment

Higashi-Nippon Bank, as a Japanese bank, is required to categorize borrowers into groups based on the borrowers’ financial conditions and other factors before classifying loans and off-balance sheet instruments against borrowers, taking into account the risk of collection and risk of impairment. These categorization and classification process, which are commonly referred to as self-assessment procedures, are conducted in conjunction with the credit rating process. Through Higashi-Nippon Bank’s self-assessment procedures, borrowers are categorized into the following categories:

Classification	Definition
Normal	A “normal” borrower has strong results and no particular problems with its financial position.
Needs attention	A “needs attention” borrower has problems with lending conditions (i.e., waivers, reductions, or deferrals of interest), has problems with fulfillment (i.e., de facto arrears on principal or interest payments), has poor results or is unstable, has problems with its financial position, or otherwise requires special attention in future management.
Needs special attention	For borrowers, among those needs attention, which have their contractual lending terms restructured, resulting in a concession or generally have overdue payments for more than three months.
In danger of bankruptcy	An “in danger of bankruptcy” borrower is not bankrupt now but is facing business difficulties and has failed to make adequate progress on its business improvement plan, etc., such that there is a large possibility of it falling into bankruptcy in the future (this includes borrowers that are receiving support from financial institutions, etc.). Specifically, an “in danger of bankruptcy” borrower is continuing in business now but is already in de facto insolvency, with its business results markedly depressed and its debt service in arrears so that there are serious concerns about its final repayment of principal and interest. In other words, these are borrowers with a high likelihood of generating losses for the institution and a large potential to go bankrupt in the future.
De facto bankrupt	A “de facto bankrupt” borrower is not yet legally and formally bankrupt, but is in serious business difficulties from which it is considered impossible to rebuild. In other words, the borrower is just about bankrupt. Specifically, this refers to borrowers who are still formally in business but whose financial position includes large amounts of non-performing assets or excessive borrowings compared to the borrower’s ability to repay. The borrower has effectively been in serious insolvency for a considerable period of time and has no hope of business improving; or, the borrower has taken large losses from a natural disaster, accident, rapid change in business conditions or the like (or similar events have occurred), has no hope of rebuilding, and has in effect been in arrears for a prolonged period of time in its payments of principal and interest.
Bankrupt	A “bankrupt” borrower is legally and formally bankrupt. This would include bankruptcy, liquidation, corporate reorganization, civil-rehabilitation, composition, and deposition by suspension of business in the clearing house.

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Credit risk quantification

Higashi-Nippon Bank quantifies the credit risk amount to ascertain the potential impact of losses that it is likely to incur from credit events in the coming year based on credit ratings and self-assessment results. The results of credit risk quantification are periodically analyzed based on the profitability, concentration of business sectors or borrowers, or capital adequacy, and they are regularly reported to the ALM Committee and Managing Directors’ Committee.

Certain investment securities including unlisted equity securities (“non-marketable equity securities”) are excluded from management’s scope of market risks because these securities are not traded and are not considered to have market risks. Instead, they are considered to have characteristics of credit risk.

Derivative transactions

Higashi-Nippon Bank manages counterparty credit risk on derivatives based on current and potential credit exposures, and mitigates such risks by setting up credit limits for inter-bank transactions. In addition, counterparty credit risk is subject to the assessment of credit risk concentration and is controlled jointly with the credit risk of on-balance sheet items such as loans and advances.

3.2.2. Summary of risk management policy and procedures to control credit risk

Higashi-Nippon Bank holds collateral and other credit enhancements against certain credit exposures to mitigate credit risk. Such collateral is assessed according to its nature and characteristics based on Higashi-Nippon Bank’s established rules and manuals and classified by type (i.e. real estate, deposit collateral, securities and commercial bills). In principle, the assessment of collateral for real estate is performed at least once a year by an internal department specialized in real estate assessment or external real estate appraisers.

In addition, eligible guarantees are considered as valid collateral for the purpose of credit risk mitigation. Guarantees are mainly segregated into (i) public guarantees such as credit guarantee corporations and governments, and (ii) guarantees received from other companies or individuals. These guarantees are also assessed based on external ratings, internal ratings or other elements set forth by Higashi-Nippon Bank’s credit policies.

There are no financial or non-financial assets obtained by Higashi-Nippon Bank during years ended March 31, 2016 and 2015 by taking possession of collateral it holds as security or calling on other credit enhancements.

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3.2.3. Maximum credit exposure without taking account of any collateral held or other credit enhancements

The table below represents the maximum credit exposure at March 31, 2016 and 2015, without taking into account any collateral held or other credit enhancements. As shown in the table below, Higashi-Nippon Bank’s credit exposure is mainly from loans and advances and investment securities.

	At March 31,
	2016	2015
	(Millions of yen)
On-balance sheet items:
Deposit with banks	65,032	81,631
Call loans	338	5,541
Derivative financial assets	323	281
Investment securities	363,313	356,525
Debt securities	361,527	354,041
Unlisted equity securities	1,786	2,484
Loans and advances	1,613,969	1,521,802
Off-balance sheet items:
Financial guarantees	1,818	2,148
Loan commitments	78,228	70,232

Total	2,123,021	2,038,160

In addition to the items outlined above, certain financial assets such as security deposits are included in “Other assets” on the consolidated statements of financial position. However, Higashi-Nippon Bank does not recognize any significant impairment losses and does not identify any significant credit risk among such financial assets. Maximum credit risk exposure from the financial assets included in “Other assets” approximates its carrying amount.

The off-balance sheet items represent the nominal amounts of undrawn loan commitments and financial guarantees. Substantially all financial guarantees and all loan commitments are held by financial institution and corporate counterparties classified as Normal, which are rated 1-6 based on Higashi-Nippon Bank’s self-assessment. Accordingly, Higashi-Nippon Bank does not identify any significant credit risk among such off-balance sheet items.

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

3.2.4. Concentration of loans and advances with credit exposure

The table below shows Higashi-Nippon Bank’s credit exposure of loans and advances by industry at March 31, 2016 and 2015.

As Higashi-Nippon Bank only has domestic operations, Higashi-Nippon Bank did not have any credit exposure of loans and advances from overseas operations at March 31, 2016 and 2015.

	At March 31,
	2016	2015
	(Millions of yen)
Domestic:
Real estate	573,186	540,857
Individuals	188,727	203,561
Wholesale trade	131,734	119,188
Manufacturing	113,906	105,189
Construction	111,616	96,197
Finance and insurance	88,719	78,571
Transport and postal activities	85,301	77,846
Other	334,473	319,869

Subtotal	1,627,662	1,541,278
Allowance for loan losses	(13,693)	(19,476)

Total	1,613,969	1,521,802

3.2.5. Loan and advances

Loan and advances by credit quality category at March 31, 2016 and 2015 are as follows:

	At March 31,
	2016	2015
	(Millions of yen)
(a) Neither past due nor impaired	1,564,328	1,469,178
(b) Past due but not impaired	4,062	6,221
(c) Impaired	59,272	65,879

Gross loans and advances	1,627,662	1,541,278
Allowance for loan losses:
Individually assessed	(3,760)	(6,804)
Collectively assessed	(9,933)	(12,672)

Loans and advances, net	1,613,969	1,521,802

Reversal of allowance for loan losses	(4,033)	(1,119)

Higashi-Nippon Bank closely monitors the loans and advances that are deemed to be impaired. Loans to borrowers that are classified as “Needs special attention” or below are regarded as impaired as financial conditions of these borrowers have deteriorated significantly to affect their repayment capabilities. In addition, borrowers that are classified as “Needs attention,” but have their contractual lending terms relaxed or significant financial difficulty may be assessed as impaired if Higashi-Nippon Bank considers that there is objective evidence of impairment. See Note 3.2.1 for the detail of self-assessment.

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(a) Loans and advances: Neither past due nor impaired

Credit status of loans and advances that are neither past due nor impaired is assessed based on internal rating system as a portfolio basis. The following table shows the credit status of loans and advances that are neither past due nor impaired, at March 31, 2016 and 2015.

	Loans and advances
	Wholesale	Retail	Total
	(Millions of yen)
March 31, 2016
Normal	1,248,136	181,107	1,429,243
Needs attention	132,881	2,204	135,085

Subtotal	1,381,017	183,311	1,564,328
Allowance for loan losses	(1,687)	(79)	(1,766)

Carrying amount	1,379,330	183,232	1,562,562

March 31, 2015
Normal	1,147,587	196,218	1,343,805
Needs attention	123,224	2,149	125,373

Subtotal	1,270,811	198,367	1,469,178
Allowance for loan losses	(1,777)	(141)	(1,918)

Carrying amount	1,269,034	198,226	1,467,260

(b) Loans and advances: Past due but not impaired

Late processing and other administrative delays from borrowers could lead to financial assets being past due but not impaired. Loans and advances less than 90 days past due are not usually considered to be impaired, unless other information indicates otherwise.

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The following table sets forth the credit status of loans and advances that are past due but not impaired, at March 31, 2016 and 2015.

	Loans and advances
	Wholesale	Retail	Total
	(Millions of yen)
March 31, 2016
Past due up to a month	1,861	956	2,817
Past due over a month but less than three months	627	618	1,245

Subtotal	2,488	1,574	4,062

Normal	1,647	808	2,455
Needs attention	841	766	1,607

Subtotal	2,488	1,574	4,062
Allowance for loan losses	(9)	(5)	(14)

Carrying amount	2,479	1,569	4,048

March 31, 2015
Past due up to a month	3,128	1,237	4,365
Past due over a month but less than three months	1,277	579	1,856

Subtotal	4,405	1,816	6,221

Normal	1,630	1,185	2,815
Needs attention	2,775	631	3,406

Subtotal	4,405	1,816	6,221
Allowance for loan losses	(28)	(8)	(36)

Carrying amount	4,377	1,808	6,185

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(c) Loans and advances: Impaired

Loans and advances that are individually assessed as impaired at March 31, 2016 and 2015 are as follows:

	Loans and advances
	Wholesale	Retail	Total
	(Millions of yen)
March 31, 2016
Needs attention	37,755	463	38,218
In danger of bankruptcy	11,670	668	12,338
De facto bankrupt	4,853	845	5,698
Bankrupt	2,976	42	3,018

Subtotal	57,254	2,018	59,272
Allowance for loan losses	(11,578)	(335)	(11,913)

Carrying amount	45,676	1,683	47,359

Fair value of collateral (1)	37,494	1,533	39,027

March 31, 2015
Needs attention	41,040	512	41,552
In danger of bankruptcy	13,288	890	14,178
De facto bankrupt	4,295	690	4,985
Bankrupt	5,135	29	5,164

Subtotal	63,758	2,121	65,879
Allowance for loan losses	(17,155)	(367)	(17,522)

Carrying amount	46,603	1,754	48,357

Fair value of collateral (1)	40,236	1,542	41,778

(1)	The amount shows credit exposure covered by the fair value of the collateral.

3.2.6. Investment securities

Investment securities by credit quality category at March 31, 2016 and 2015 are set forth in the following table based on the self-assessment performed by Higashi-Nippon Bank.

	Debt securities — loans and receivables
	Japanese municipal bonds	Government agency securities	Corporate bonds	Total
	(Millions of yen)
March 31, 2016
Normal	74,914	87,744	140,869	303,527
Needs attention	—	—	2,731	2,731

Gross debt securities	74,914	87,744	143,600	306,258
Impairment losses	(433)	(0)	(99)	(532)

Carrying amount	74,481	87,744	143,501	305,726

March 31, 2015
Normal	67,503	101,841	128,014	297,358
Needs attention	—	—	2,738	2,738

Gross debt securities	67,503	101,841	130,752	300,096
Impairment losses	(264)	(191)	(87)	(542)

Carrying amount	67,239	101,650	130,665	299,554

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	Debt securities and non-marketable equity securities — available-for-sale
	Japanese government bonds	Other	Non-marketable equity securities	Total
	(Millions of yen)
March 31, 2016
Normal	55,771	—	1,777	57,548
Needs attention	—	30	9	39

Carrying amount — fair value	55,771	30	1,786	57,587

March 31, 2015
Normal	54,457	—	2,474	56,931
Needs attention	—	30	10	40

Carrying amount — fair value	54,457	30	2,484	56,971

3.2.7 Derivatives

Derivative instruments by counterparty credit status based on the self-assessment at March 31, 2016 and 2015 are as follows:

	At March 31,
	2016	2015
	(Millions of yen)
Normal	313	275
Needs attention	10	6
In danger of bankruptcy	—	—
De facto bankrupt	—	—
Bankrupt	—	—

Total	323	281

3.3. Market risk

Market risk is the risk that changes in market prices such as interest rates, equity prices, foreign exchange rates and credit spreads will affect Higashi-Nippon Bank’s income or the value of its financial instruments held. The objective of Higashi-Nippon Bank’s market risk management is to manage and control market risk exposures within acceptable parameters to ensure Higashi-Nippon Bank’s solvency while optimizing the return on risk.

In accordance with Higashi-Nippon Bank’s Basic Policies on market risk management, the Risk Management Department, a middle office independent from other departments, is responsible for monitoring and managing market and liquidity risks, measuring risks and profits or losses, and planning and promoting market and liquidity risk management procedures. The Risk Management Department also monitors any breaches of stipulated risk and loss limits. The results of quantification and qualification of market risks are reported directly to the ALM Committee and Managing Directors’ Committee periodically.

Certain non-marketable equity securities are not included in Higashi-Nippon Bank management’s scope for market risks management. These financial instruments comprise mainly investments in unlisted equity securities. Such securities are not traded, and are not considered to have any market risks. Instead, management considers investments in unlisted equity securities as having exposure to credit risks and accordingly, the carrying amounts of these investments are included in the disclosure for credit risk.

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Interest risk

The ALM Committee is responsible for determining Higashi-Nippon Bank’s Basic Policies on interest rate risk management. In general, variable interest rates are used for business loans and interest rate swaps are used for fixed-rate medium- to long-term housing loans to hedge against interest risk exposure. Investments in securities are managed so that the interest rate risk falls within an acceptable range. The Risk Management Department performs periodic analysis of interest rate risk and conducts profit and loss simulations. The results of such analysis and simulations are reported to the ALM Committee and the Managing Directors’ Committee.

Price risk

Investments in securities are made pursuant to Higashi-Nippon Bank’s investment plans, which are revised semi-annually and designed to realize stable profits while incurring appropriate levels of risk. Price fluctuation risk is managed in accordance with the Basic Policies on Market-related Risk Management. Higashi-Nippon Bank seeks to manage its assets in the most effective way possible by determining the acceptable range of price fluctuation risk before making any investments, and monitoring the amount of risk within such range on a monthly basis. The results of risk monitoring are reported to the ALM Committee and the Managing Directors’ Committee.

Currency risk

Foreign currency exchange exposures include foreign exchange transactions and import/export transactions that are entered into by customers. Higashi-Nippon Bank manages its foreign currency exchange risk by managing its foreign currency denominated assets and liabilities through market transactions.

3.3.1. Market risks measurement techniques

Interest rate risk, the principal risk parameter for Higashi-Nippon Bank, affects loans and advances, debt securities in investment securities and deposits. Equity securities in investment securities are affected by price fluctuation risk.

Higashi-Nippon Bank utilizes Value-at-Risk (“VaR”) model in the measurement of market risk. VaR measures the maximum loss that could be incurred due to movements of specific risk factors based on a specified holding period and confidence level. Higashi-Nippon Bank calculates VaR, principally using a variance-covariance method based on the following factors:

•	Confidence interval: 99%

•	Holding period: 6 months

•	Observation period: 5 years

To verify the appropriateness of the VaR model, Higashi-Nippon Bank performs back-testing to compare model-based VaR calculation with actual profit and loss. In addition to back-testing, Higashi-Nippon Bank performs tests to simulate the extent of potential losses and market risk fluctuations under extreme market fluctuations. According to the results of these tests performed, management considers if the measurement model Higashi-Nippon Bank employs is adequate in capturing the market risks. It is noted that VaR measures the amount of market risks at certain probability levels statistically calculated based on historical market fluctuations, and therefore, there may be cases where market risks cannot be captured in such situations where market conditions are changing dramatically beyond what was experienced historically.

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

In addition to assessment based on VaR, Higashi-Nippon Bank utilizes the duration gap method and Basis Point Value (“BPV”) method to measure interest rate risk for loans and advances, debt securities and deposits.

3.3.2. VaR summary

Higashi-Nippon Bank’s market risk exposures at and for the years ended March 31, 2016, 2015 and 2014 are summarized in the table below.

		During the year
	Year end	Average	Maximum	Minimum
	(Millions of yen)
At and for the year ended March 31, 2016
Interest risk including debt securities	1,455	793	5,290	(298)
Interest risk for loans and advances and deposits	(997)	(991)	1,441	(1,770)
Price risk for securities	22,211	17,621	22,211	12,816

Overall	21,214	16,630	23,158	11,575

At and for the year ended March 31, 2015
Interest risk including debt securities	441	1,467	2,430	441
Interest risk for loans and advances and deposits	(1,671)	(492)	189	(1,671)
Price risk for securities	15,546	18,530	23,562	13,011

Overall	13,875	18,039	22,487	13,098

The “Overall” above shows the aggregated value of interest risks and price risks. For “interest risk for loans and advances and deposits,” certain deposits which (i) do not have clearly defined periods for interest rate revision, (ii) are withdrawn as needed by the depositor, and (iii) are left with the financial institution for a long term without withdrawal are identified as core deposits and Higashi-Nippon Bank recognizes interest rate risk that arises from such core deposits. “Price risk for securities” is calculated considering the correlation between the equity price risk and the price risk of bonds, which are mainly from interest risk.

Higashi-Nippon Bank recognizes interest risk inherent in debt instruments as part of price risk, and accordingly, is represented in the “price risk for securities” in the table above. Interest risk for loans and advances and deposits can only be negative under a scenario that assumes an increase in interest rates, partly because loan balance is smaller than deposit balance.

Higashi-Nippon Bank does not have significant currency risk exposure, as almost all exposures from retail transactions are mitigated through inter-bank transactions. As such, VaR for currency risk is not measured or monitored.

3.4. Liquidity risk

Liquidity risk is the risk that Higashi-Nippon Bank will encounter difficulty in meeting its obligations associated with financial liabilities that are settled by cash or other financial assets.

Liquidity risk is managed in accordance with the Basic Policies on liquidity risk management. Higashi-Nippon Bank manages its working capital based on its funding and cash management structure in order to ensure that the entity is able to respond adequately in the event of an unforeseen liquidity risk situation. Cash forecasts are created on a semi-annual basis with an aim to maintain a balance between cash management and funding. Forecasts and actual results of cash are managed and monitored on a daily, weekly, monthly and quarterly basis,

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

and also reported to the Managing Directors’ Committee and the Board of Directors periodically. In addition, Higashi-Nippon Bank has created an Emergency Cash Management Policy as a precautionary measure.

The tables below set out the remaining contractual maturities of Higashi-Nippon Bank’s financial liabilities and off-balance sheet items at March 31, 2016 and 2015. Future cash flow includes both principal and interests in the maturity tables below.

For derivatives, cash inflow and cash outflow are separately presented if they are settled on gross basis. Liabilities with call features are shown at earliest legally exercisable call date.

		Contractual cash flows (Undiscounted)
	Carrying amount	Less than 1 month	1–3 months	3–6 months	6–12 months	1–5 years	Over 5 years	Total
	(Millions of yen)
At March 31, 2016
Liabilities:
Deposits	1,959,494	997,273	177,979	226,191	411,292	144,003	3,914	1,960,652
Derivative financial liabilities	715	57	122	125	174	264	—	742
Net settlement		—	55	60	92	264	—	471
Gross settlement (inflow)		(3,284)	(1,299)	(1,114)	(1,844)	—	—	(7,541)
Gross settlement outflow		3,341	1,366	1,179	1,926	—	—	7,812
Debt securities issued	9,966	—	106	—	106	1,229	10,307	11,748
Borrowings	100,958	63	11,736	185	87,445	1,755	57	101,241

Total	2,071,133	997,393	189,943	226,501	499,017	147,251	14,278	2,074,383

Off-balance sheet items:
Loan commitments	—	78,228	—	—	—	—	—	78,228
Financial guarantees	—	1,818	—	—	—	—	—	1,818

Total	—	80,046	—	—	—	—	—	80,046

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

		Contractual cash flows (Undiscounted)
	Carrying amount	Less than 1 month	1–3 months	3–6 months	6–12 months	1–5 years	Over 5 years	Total
	(Millions of yen)
At March 31, 2015
Liabilities:
Deposits	1,893,303	930,874	210,764	218,302	381,003	149,659	4,056	1,894,658
Call money	26	—	26	—	—	—	—	26
Derivative financial liabilities	871	14	172	163	167	366	1	883
Net settlement		—	53	61	108	366	1	589
Gross settlement (inflow)		(969)	(3,783)	(1,256)	(820)	—	—	(6,828)
Gross settlement outflow		983	3,902	1,358	879	—	—	7,122
Debt securities issued	9,959	—	106	—	106	1,168	10,637	12,017
Borrowings	61,044	56	11,723	167	47,375	1,910	70	61,301

Total	1,965,203	930,944	222,791	218,632	428,651	153,103	14,764	1,968,885

Off-balance sheet items:
Loan commitments	—	70,232	—	—	—	—	—	70,232
Financial guarantees	—	2,148	—	—	—	—	—	2,148

Total	—	72,380	—	—	—	—	—	72,380

Balance of loans and advances, and deposits

The following table presents the balance of loans and advances and deposits. The balance of deposits, which was mainly composed of individual customer deposits, exceeded the balance of loans and advances due to the stable deposit base in Japan at March 31, 2016 and 2015.

	At March 31,
	2016	2015
	(Millions of yen)
Loans and advances	1,613,969	1,521,802
Deposits	1,959,494	1,893,303

Deposits in excess of loans and advances	345,525	371,501

3.5. Capital management

Higashi-Nippon Bank is subject to regulatory capital requirements administered by the Financial Services Agency of Japan (the “FSA”) in accordance with the provisions of the Banking Act and related regulations.

Higashi-Nippon Bank complies with the capital adequacy guidelines adopted by the FSA for the purpose of capital management. The capital adequacy guidelines are applicable to all banks in Japan and closely follow the risk-weighted approach introduced by the Basel Committee on Banking Supervision (“BCBS”) of the Bank for International Settlements (“BIS”).

The FSA has adopted two different capital adequacy guidelines depending on the scope of the banks’ operations. Banks with international operations shall follow the “international standard” and Banks with only

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

domestic operations shall follow the “domestic standard” based on Basel III. Under the domestic standard, the banks are required to maintain the minimum capital ratio of 4.0%. As Higashi-Nippon Bank does not have any overseas operations, the domestic standard is applied to Higashi-Nippon Bank.

In December 2010, BCBS published the new Basel III rules. To reflect these new rules, the FSA changed its capital adequacy guidelines with effect from March 31, 2013 for banks with international operations and from March 31, 2014 for banks with only domestic operations.

The domestic standard has defined the concept of “Core Capital”, which includes common equity, retained earnings and allowance for loan losses. Under the FSA’s capital adequacy guidelines, Higashi-Nippon Bank will maintain the minimum capital ratio of 4.0% during a transition period of 10 years before the full application of these new capital requirements.

The following table summarizes the composition of regulatory capital on a consolidated basis, under Japanese GAAP, at March 31, 2016 and 2015 under Basel III framework. During those years, Higashi-Nippon Bank has complied with all externally imposed capital requirements.

	At March 31,
	2016	2015
	(Millions of yen)
Core capital: instruments and reserves
Directly issued qualifying common share or preferred stock mandatorily convertible into common stock capital plus related capital surplus and retained earnings	104,103	98,523
of which: capital stock and capital surplus	62,903	62,901
of which: retained earnings	43,320	37,751
of which: treasury shares (deduction)	(1,413)	(1,422)
of which: earnings to be distributed (deduction)	(707)	(707)
of which: other	—	—
Accumulated other comprehensive income included in core capital	(623)	36
of which: foreign currency translation adjustment	—	—
of which: defined-benefit pension fund net assets (prepaid pension costs)	(623)	36
Subscription rights to acquire common stock or preferred stock mandatorily convertible into common stock	211	176
Adjusted minority interests, etc. (amount allowed to be included in core capital)	—	—
Reserves included in core capital: instruments and reserves	2,565	2,776
of which: general reserve for possible loan losses	2,565	2,776
of which: eligible provisions	—	—
Eligible non-cumulative perpetual preferred stock subject to transitional arrangement included in core capital: instruments and reserves	—	—
Eligible capital instrument subject to transitional arrangement included in core capital: instruments and reserves	8,000	9,000
Capital instrument issued through the measures for strengthening capital by public institutions included in core capital: instruments and reserves	—	—
45% of revaluation reserve for land included in core capital: instruments and reserves	2,942	3,310

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

At March 31,
	2016	2015
(Millions of yen)
Minority interests included in core capital subject to transitional arrangements	210	198

Core capital: instruments and reserves (A)	117,410	114,020

Core capital :regulatory adjustments
Intangible fixed assets other than mortgage servicing rights (net of related deferred tax liabilities)	—	—
of which: goodwill (including those equivalent)	—	—
of which: other intangible fixed assets other than goodwill and mortgage servicing rights	352	163
Deferred tax assets that rely on future profitability excluding those arising from temporary differences (net of related deferred tax liabilities)	—	—
Shortfall of eligible provisions to expected losses	—	—
Securitization gain on sale	—	—
Gains and losses due to changes in own credit risk on fair valued liabilities	—	—
Defined- benefit pension fund net assets (prepaid pension costs)	—	—
Investments in own shares (excluding those reported in the net assets section)	—	—
Reciprocal cross-holdings in common equity	—	—
Investments in the common stock of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions, where the Bank does not own more than 10% of the issued share capital (amount above 10% threshold)	—	—
Amount above the 10% threshold on the specified items	—	—
of which: significant investments in the common stock of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions	—	—
of which: mortgage servicing rights	—	—
of which: deferred tax assets arising from temporary differences (net of related deferred tax liabilities)	—	—
Specific items (amounts above 15% threshold)	—	—
of which: significant investments in the common stock of banking, financial and insurance entities that are outside the scope of regulatory consolidation, net of eligible short positions	—	—
of which: mortgage servicing rights	—	—
of which: deferred tax assets arising from temporary differences (net of related deferred tax liabilities)	—	—

Core capital: regulatory adjustments(B)	352	163

Total capital
Total capital (A) - (B) (C)	117,058	113,857

Note: The table above is prepared based on information prepared in accordance with Japanese GAAP. To be consistent with Japanese GAAP, the numbers are rounded down.

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Capital allocation

Capital is strategically allocated with consideration of the external environment, such as macro-economic environment and capital market environment, and internal factors, such as risk profile and operational conditions. It is monitored and adjusted to ensure sufficient capital and optimize the overall return on capital. The process of allocating capital to specific operations and activities is undertaken independently of those responsible for the operation and is subject to review by the Managing Directors’ Committee and the Board of Directors. For the purpose of evaluating capital efficiency, the capital allocated to each business is compared against the risk capital and the integrated VaR.

Based on the business plan, Higashi-Nippon Bank calculates the risks each division would be exposed to by each risk category such as credit risk, market risk, liquidity risk, operational risk, and allocate the necessary capital to each division to cover those risks. Capital allocated to divisions are managed to be within Higashi-Nippon Bank’s regulatory capital, and accordingly, all risks acceptable at each division are, in aggregate, controlled to be within the risk limit that Higashi-Nippon Bank’s regulatory capital could cover.

4. Critical accounting estimates and judgments

Higashi-Nippon Bank’s financial condition and results of operations are affected by the accounting policies, assumptions, estimates and judgments that management is required to make in the course of the preparation of the consolidated financial statements under IFRS. All estimates and assumptions are best estimates undertaken in accordance with the applicable IFRS, though actual results may differ from these estimation.

Estimates and judgments are continually reviewed and evaluated based on historical results and other factors, including expectations of future events that are believed to be reasonable. Such accounting estimates and judgments could change from period to period and have material impact on Higashi-Nippon Bank’s reported amount of financial condition and results of operations. Revisions to estimates are recognized prospectively.

Higashi-Nippon Bank has identified the following significant accounting policies that involve critical accounting estimates and judgments.

•	Impairment of loans and advances (see also Note 2.20)

•	Impairment of available-for-sale equity investments (see also Note 2.20)

•	Fair value of financial instruments (see also Note 2.6.3)

•	Income taxes (see also Note 2.12)

•	Retirement benefit liabilities (see also Note 2.13.2)

(a) Impairment of loans and advances

Higashi-Nippon Bank reviews its portfolio of loans and advances regularly to assess impairment both individually and collectively. In assessing loans and advances for impairments, management makes judgments as to whether there is any objective evidence that a loan or group of loans is impaired. This evidence may include observable data indicating an adverse change in the repayment ability of a specific borrower or borrowers in a group, national or local economic conditions, or financial uncertainty that correlate with defaults on assets in held by Higashi-Nippon Bank.

For loans with objective evidence of impairment that are deemed individually significant (i.e. exceed specific monetary thresholds), Higashi-Nippon Bank will assess and determine the relevant impairment losses on an

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

individual loan basis. The determination of impairment losses often requires the use of considerable judgment concerning such matters as local economic conditions, the debtors’ financial situation and net realizable value of any collateral held, especially if there is no readily accessible market. Impairment losses are recognized as the difference between the carrying value of the loan and the discounted value of management’s best estimate of future cash repayments and proceeds from any underlying collateral.

Higashi-Nippon Bank collectively assesses impairment losses for the remaining loans, which include impaired loans below materiality thresholds and unimpaired loans. These remaining loans are grouped based on similar credit risk characteristics and collectively assessed using statistical models. Collectively assessed impairment losses are established on a portfolio basis, based on the contractual cash flows and historical loss experience for assets with similar credit risk characteristics to those held by Higashi-Nippon Bank. These statistical models incorporate numerous estimates and assumptions. The future credit quality of these portfolios is subject to uncertainties that may cause actual credit losses to differ materially from the reported impairment allowances. Higashi-Nippon Bank performs a regular review of the models and underlying data and assumptions to minimize the differences between loss estimates and actual loss experience.

(b) Impairment of available-for-sale equity investments

Higashi-Nippon Bank determines that available-for-sale equity investments are impaired when there has been a significant or prolonged decline in the fair value below their cost. The determination of what is significant or prolonged requires management judgments. In making such judgments, Higashi-Nippon Bank evaluates, among other factors, objective evidence of deterioration in the financial condition of the investee, industry and sector performance, changes in technology, and operational and financing cash flows.

(c) Fair value of financial instruments

Higashi-Nippon Bank uses valuation techniques to derive the fair value of financial instruments where quoted prices in active markets are not available. In these cases, management estimates the fair value mainly using observable data derived from identical financial instruments in non-active markets or using other valuation models. Where valuation models are used to determine the fair value, the models are periodically reviewed by qualified personnel and departments. All models are tested before they are used in practice and the models are reviewed and enhanced to ensure that outputs reflect the actual market transactions. Where market observable inputs are not available, they are estimated based on management’s best assumptions. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

Higashi-Nippon Bank provides more details about valuation techniques, significant unobservable inputs used in measuring fair values and a sensitivity analysis of the impact of using reasonable alternatives for unobservable inputs in Note 25 “Fair value of financial assets and liabilities”. The determination of reasonably possible alternative for the valuation of financial instruments also requires significant management judgments.

(d) Income taxes

Higashi-Nippon Bank is subject to income taxes principally in Japan. Deferred tax assets are recognized at the end of each reporting period, only to the extent that it is probable that future taxable profit will be available against which tax losses carried forward and deductible temporary differences can be utilized. In determining the amount of the deferred tax assets, Higashi-Nippon Bank uses future profitability assumptions based on its business plans. Higashi-Nippon Bank regularly reassesses its estimate related to deferred tax assets, including its assumptions about future profitability. In the event of changes to these profitability assumptions, the deferred tax

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

assets recognized may be adjusted. As Higashi-Nippon Bank considers the future profitability assumptions to be forward-looking estimates, such estimates are likely to be affected by changes in economic and market conditions.

(e) Retirement benefits liabilities

The present value of the retirement benefit liabilities is calculated based on actuarial valuations that depend on a number of assumptions, including the discount rates, future mortality rates, and rates of future salary increases. Any changes in these assumptions will impact the carrying amount of retirement benefit liabilities recorded. Higashi-Nippon Bank determines the appropriate discount rates to be applied for the actuarial valuations at the end of each year, that are the interest rates used to determine the present value of estimated future cash outflows expected to be required to settle the pension liabilities. In determining the appropriate discount rates, Higashi-Nippon Bank considers the interest rates of high-quality corporate bonds that are denominated in the same currency in which the liabilities will be paid and that have terms to maturity approximating the terms of the related pension liabilities. Other key assumptions for pension liabilities are determined primarily based on current market conditions and historical records.

5. Segment information

Operating segment information

Higashi-Nippon Bank views and manages its operations and businesses as a single operating segment since the Bank and its subsidiaries have similar in economic characteristics and engage in similar banking-related services. Although Higashi-Nippon Bank provides various revenue-generating services, the activities are deemed to be sufficiently similar in nature and belong to a single banking operation.

The Board of Directors, which is the Higashi-Nippon Bank’s CODM, reviews financial information based on such single-segment. The Board of Directors utilize the consolidated financial results of Higashi-Nippon Bank in prepared under Japanese GAAP making strategic decisions, including resource allocation and performance assessment. Thus, in accordance with the way Higashi-Nippon Bank manages its business operations and the manner in which internal reporting is provided for resource allocation and performance assessment, Higashi-Nippon Bank has only a single operating and reporting segment for financial reporting purposes, which is the consolidated results of Higashi-Nippon Bank.

Information about products and services

The table below summarizes the revenue from Higashi-Nippon Bank’s external customers for the various business activities Higashi-Nippon Bank engages in during the year ended March 31, 2016, 2015 and 2014:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Commercial banking	25,672	25,461	26,078
Investment in securities	8,768	10,757	7,596
Other	1,793	1,460	1,184

Total	36,233	37,678	34,858

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Information about geographic areas and major Customers

Higashi-Nippon Bank’s operations are predominately in Japan, its country of domicile, where it earns most of its revenue and has its non-current assets. Higashi-Nippon Bank does not have operations or major customers residing overseas. Hence, overseas revenue and non-current asset are deemed immaterial.

In addition, there is no single external customer whose transactions contribute to 10% or more of Higashi-Nippon Bank’s total annual revenue for the year ended March 31, 2016, 2015 and 2014.

6. Cash and deposits with banks

The details of cash and deposits with banks at March 31, 2016 and 2015 are as follows:

	At March 31,
	2016	2015
	(Millions of yen)
Cash and cash equivalents:
Cash on hand	19,552	19,019
Deposits with the Bank of Japan	63,343	80,533

Total cash and cash equivalents	82,895	99,552
Deposits with other banks	1,689	1,098

Total cash and deposits with banks	84,584	100,650

Current	84,584	100,650
Non-Current	—	—

Cash and cash equivalents include cash on hand and deposits with the Bank of Japan (“BoJ”). Deposits with other banks are excluded from cash and cash equivalents as these deposits are cash segregated for investment or other purposes.

Banks in Japan are required to maintain certain reserves with BoJ based on certain percentages of customer deposits and other liabilities. At March 31, 2016, BoJ has adopted a multi-tier system where the outstanding balance of each financial institution’s current account at the BoJ is divided into three tiers, to each of which a positive interest rate, a zero interest rate and a negative interest rate of minus 0.1 percent are applied, respectively. Deposits with BoJ are not prohibited for withdrawal.

7. Call loans and call money

Call loans and call money are short-term finance receivables and payables, with a very short-term maturity, used for inter-bank transactions. They are used in day-to-day cash management and daily funding operations in financial institutions and are receivable and repayable on demand. The interest rate is calculated daily and constitutes one of the representative money market rates.

Call loans and call money are generally short-term in nature. At March 31, 2016 and 2015, all call loans and call money entered into mature within one year.

8. Derivative financial assets and liabilities

Higashi-Nippon Bank enters into foreign exchange forwards and interest rate swaps.

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Higashi-Nippon Bank utilizes derivative financial instruments in its normal course of business (i) to manage interest rate risk, (ii) to manage foreign exchange risk and (iii) for other purposes. Although certain derivatives economically hedge Higashi-Nippon Bank’s risk exposure, they do not necessarily qualify for hedge accounting under IFRS. All derivatives except for embedded derivatives separated from the host contract are recognized on the consolidated statements of financial position at fair value as “Derivative financial assets” or “Derivative financial liabilities”. The separated embedded derivatives are presented at fair value in the same line item in the consolidated statements of financial position that the host contract is presented.

Changes in fair value of derivatives are recognized as “Net trading loss” in the consolidated income statements.

The following table shows the fair values of derivative financial instruments, recorded as assets or liabilities, together with their notional contract amounts at March 31, 2016 and 2015.

	Notional contract amount	Fair value assets	Fair value liabilities
	(Millions of yen)
At March 31, 2016
Interest rate contracts:
OTC interest rate swaps	13,170	—	450
Foreign currency contracts:
Foreign exchange forwards	17,438	323	265

Total	30,608	323	715

Current	21,428	323	315
Non-Current	9,180	—	400

	Notional contract amount	Fair value Assets	Fair value liabilities
	(Millions of yen)
At March 31, 2015
Interest rate contracts:
OTC interest rate swaps	15,140	—	575
Foreign currency contracts:
Foreign exchange forwards	13,858	281	296

Total	28,998	281	871

Current	15,828	281	318
Non-Current	13,170	—	553

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

9. Investment securities

Higashi-Nippon Bank’s investment securities by category at March 31, 2016 and 2015 are as follows:

	At March 31,
	2016	2015
	(Millions of yen)
Equity securities
Available-for-sale
Listed	80,553	59,041
Unlisted	1,786	2,484

Total equity securities	82,339	61,525

Debt securities
Available-for-sale
Japanese government bonds	55,771	54,457
Other	30	30

Total available-for-sale	55,801	54,487
Loans and receivables
Japanese municipal bonds	74,481	67,239
Government agency securities	87,746	101,650
Corporate bonds	143,501	130,691

Total loans and receivables	305,728	299,580

Total debt securities	361,529	354,067

Embedded derivatives	(2)	(26)

Total	443,866	415,566

Current portion of debt securities	80,607	44,627
Non-Current portion of debt securities	280,922	309,440

Through the years ended March 31, 2016, 2015 and 2014, there were no changes to the classification of investment securities in accordance with IAS 39.

10. Loans and advances

Loans and advances at March 31, 2016 and 2015 are as follows:

	At March 31,
	2016	2015
	(Millions of yen)
Wholesale	1,440,759	1,338,974
Allowance for loan losses	(13,274)	(18,960)

Carrying amount	1,427,485	1,320,014

Retail	186,903	202,304
Allowance for loan losses	(419)	(516)

Carrying amount	186,484	201,788

Total	1,627,662	1,541,278
Allowance for loan losses	(13,693)	(19,476)

Carrying amount	1,613,969	1,521,802

Current	486,622	429,371
Non-Current	1,141,040	1,111,907

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Reconciliation of allowance for loan losses for the years ended March 31, 2016, 2015 and 2014 are as follows:

	Wholesale		Retail	Total
	Individually assessed	Collectively assessed	Collectively assessed
	(Millions of yen)
At April 1, 2013	12,467	12,105	652	25,224
Charge (reversal) for the year	(482)	1,112	142	772
Write-off	(3,449)	(928)	(271)	(4,648)
Recoveries	—	3	0	3

At March 31, 2014	8,536	12,292	523	21,351

Charge (reversal) for the year	(1,373)	165	89	(1,119)
Write-off	(359)	(302)	(96)	(757)
Recoveries	—	1	0	1

At March 31, 2015	6,804	12,156	516	19,476

Charge (reversal) for the year	(2,358)	(1,681)	6	(4,033)
Write-off	(686)	(961)	(103)	(1,750)
Recoveries	—	0	—	0

At March 31, 2016	3,760	9,514	419	13,693

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

11. Property and equipment

The following table shows the summary of movement in property and equipment for the years ended March 31, 2016 and 2015.

	Land	Buildings	Equipment and other	Construction in progress	Total
	(Millions of yen)
At March 31, 2014
Cost	8,114	13,470	6,215	110	27,909
Accumulated depreciation charges and impairment losses	—	(7,694)	(3,256)	—	(10,950)

Net Carrying amount	8,114	5,776	2,959	110	16,959

For the year ended March 31, 2015
Additions	151	866	805	548	2,370
Disposals	—	(31)	(9)	—	(40)
Transfer (1)	—	—	—	(388)	(388)
Depreciation charges	—	(496)	(755)	—	(1,251)

Net carrying amount	8,265	6,115	3,000	270	17,650

At March 31, 2015
Cost	8,265	13,955	6,476	270	28,966
Accumulated depreciation charges and impairment losses	—	(7,840)	(3,476)	—	(11,316)

Net Carrying amount	8,265	6,115	3,000	270	17,650

For the year ended March 31, 2016
Additions	13	1,681	939	736	3,369
Disposals	—	(32)	(6)	—	(38)
Transfer (1)	—	—	—	(270)	(270)
Depreciation charges	—	(517)	(804)	—	(1,321)

Net carrying amount	8,278	7,247	3,129	736	19,390

At March 31, 2016
Cost	8,278	15,266	6,883	736	31,163
Accumulated depreciation charges and impairment losses	—	(8,019)	(3,754)	—	(11,773)

Net Carrying amount	8,278	7,247	3,129	736	19,390

(1)	All of the amounts transferred out of construction in progress were transferred into additions in buildings.

Depreciation charges of ¥1,321 million, ¥1,251 million and ¥1,057 million have been recognized in “General and administrative expenses” in the consolidated income statements for the years ended March 31, 2016, 2015 and 2014.

Impairment losses have not been recognized for the years ended March 31, 2016, 2015 and 2014.

There were no capitalized borrowing costs related to the acquisition of property and equipment for the year ended March 31, 2016, 2015 and 2014.

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

12. Leases

Higashi-Nippon Bank leases a number of its branch and office premises and equipment under finance leases or operating leases. Many of these leases are granted options to renew the lease contracts at the end of the contract terms and they do not include any clauses that impose any restriction on Higashi-Nippon Bank’s ability to pay dividends, engage in debt financing transactions or enter into further lease agreements.

(a) Finance Lease as lessee

The carrying amount of assets held under finance leases at March 31, 2016 and 2015 are as follows:

	At March 31,
	2016	2015
	(Millions of yen)
Property and equipment:
Equipment and other	2,030	2,056

Intangible assets:
Computer software	249	322

Total	2,279	2,378

The total of future minimum lease payments and their present value under finance leases at March 31, 2016 and 2015 are as follows:

	At March 31,
	2016	2015
	(Millions of yen)
Less than one year	706	708
Between one year and five years	1,771	1,843
Over five years	8	36

Total	2,485	2,587
Future interest charges	(127)	(143)

Present value of finance lease obligations (1)	2,358	2,444

(1)	Present value of finance lease obligations is included in “Borrowings” in the consolidated statements of financial position. See Note 17 “Borrowings.”

(b) Operating lease as lessee

The future minimum lease payments payables under non-cancellable operating leases at March 31, 2016 and 2015 are as follows:

	At March 31,
	2016	2015
	(Millions of yen)
Less than one year	5	7
Between one year and five years	2	7

Total	7	14

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Rent and lease expenses recognized in “General and administrative expenses” in the consolidated income statements are mainly from operating leases for the years ended March 31, 2016, 2015 and 2014.

13. Intangible assets

The following table shows the summary of movement in intangible assets for the years ended March 31, 2016 and 2015.

	Computer software	Other intangible assets	Total
	(Millions of yen)
At March 31, 2014
Cost	1,771	338	2,109
Accumulated amortization charges and impairment losses	(775)	(1)	(776)

Net carrying amount	996	337	1,333

For the year ended March 31, 2015
Additions	175	7	182
Amortization charges	(275)	(0)	(275)

Net carrying amount	896	344	1,240

At March 31, 2015
Cost	1,946	345	2,291
Accumulated amortization charges and impairment losses	(1,050)	(1)	(1,051)

Net carrying amount	896	344	1,240

For the year ended March 31, 2016
Additions	363	3	366
Amortization charges	(288)	(0)	(288)

Net carrying amount	971	347	1,318

At March 31, 2016
Cost	2,309	348	2,657
Accumulated amortization charges and impairment losses	(1,338)	(1)	(1,339)

Net carrying amount	971	347	1,318

Computer software above contains leased software under finance lease amounted to ¥249 million and ¥ 322 million at March 31, 2016 and 2015, respectively.

Software includes those purchased in an amount of ¥722 million and ¥ 574 million for the balance at March 31, 2016 and 2015, respectively.

Other intangible assets mainly consist of land leasehold rights, with ¥256 million and ¥ 256 million at March 31, 2016 and 2015, respectively.

There were no borrowing costs that are directly attributable to the acquisition of intangible assets capitalized for the year ended March 31, 2016, 2015 and 2014.

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Intangible assets are tested for impairment annually or more frequently if events or changes in circumstances, such as deterioration of business condition, indicate that they might be impaired. The recoverable amount of the assets is determined based on the present value of future cash flows or the estimate based on valuation technique which involves judgments and assumptions made by management.

Amortization charges of ¥288 million, ¥ 275 million and ¥ 212 million have been recognized in “General and administrative expenses” in the consolidated income statements for the years ended March 31, 2016, 2015 and 2014, respectively.

14. Other assets

The details of the other assets at March 31, 2016 and 2015 are as follows:

	At March 31,
	2016	2015
	(Millions of yen)
Prepaid expenses	118	139
Accrued income	519	548
Other receivable	1,507	1,639
Security deposit and other deposit	3,636	3,596
Other	195	264

Total	5,975	6,186

Current	2,136	2,325
Non-Current	3,839	3,861

15. Deposits

The details of deposits at March 31, 2016 and 2015 are as follows:

	At March 31,
	2016	2015
	(Millions of yen)
Non-interest bearing deposits	91,469	82,723
Current accounts	714,468	661,276
Deposits at notice	6,598	22,435
Time deposits	1,017,971	1,060,006
Certificate of deposits	107,800	44,400
Other deposits	21,188	22,463

Total	1,959,494	1,893,303

Current	1,811,922	1,739,972
Non-Current	147,572	153,331

Other deposits mainly include foreign currency deposits.

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

16. Debt securities issued

The details of debt securities issued at March 31, 2016 and 2015 are as follows:

		At March 31,
	Interest rate	2016	2015
	(Millions of yen, except interest rate)
Subordinated and unsecured bond with early redemption clause, payable in Japanese yen
(due 2021)	2.11%	9,966	9,959

The bond above is unsecured bond, which is recorded at amortized cost. The interest rate in the table is the current rate at March 31, 2016. The bond is with early redemption clause at the issuer’s option and a step-up feature where the interest rate is increased to variable rate indexed to Euro-Yen 6 months LIBOR plus 3.05% after five years from the date of issue. No redemption is scheduled within a year after March 31, 2016.

Higashi-Nippon Bank has not had any defaults of principal, interest, or other breaches with respect to their liabilities during the years ended March 31, 2016, 2015 and 2014.

Debt securities issued at March 31, 2016 and 2015 presented in the table above mature over one year.

17. Borrowings

The details of borrowing at March 31, 2016 and 2015 are as follows:

		At March 31,
	Interest rate	2016	2015
	(Millions of yen, except interest rate)
Short-term borrowings	0.1%	98,600	58,600
Lease obligations	—	2,358	2,444

Total	—	100,958	61,044

Current	—	99,251	59,247
Non-current	—	1,707	1,797

The interest rate shown in the table above is the contractual rate in effect at March 31, 2016 and 2015, and thus do not represent the effective interest rate. Borrowings above do not include subordinated borrowings. Higashi-Nippon Bank has not defaulted in the repayment of principal, interest, or other breaches with respect to their liabilities during the years ended March 31, 2016, 2015 and 2014.

18. Income taxes

(a) Current tax liabilities

Current tax liabilities at March 31, 2016 and 2015 were ¥1,630 million and ¥3,812 million, respectively, which shall be paid within one year after each reporting date.

Higashi-Nippon Bank had no tax-related contingent assets and liabilities and any uncertain tax position at March 31, 2016 and 2015.

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(b) Deferred tax assets and liabilities

Deferred tax assets and liabilities are calculated on all temporary differences under the liability method using the tax rates that have been currently enacted or substantially enacted, which are applicable to periods when the temporary differences are expected to be utilized. The following table shows the details of net deferred tax assets and liabilities at March 31, 2016 and 2015.

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Net deferred tax assets at beginning of the year	9,992	13,685	16,507
Deferred tax expenses:
Loans and advances	(2,546)	(770)	(790)
Investment securities	43	(70)	(766)
Other	814	(443)	(498)

Total	(1,689)	(1,283)	(2,054)

Deferred tax relating to other comprehensive income:
Investment securities	3,885	(2,409)	(278)
Retirement benefit liabilities	611	(1)	(490)

Total	4,496	(2,410)	(768)

Net deferred tax assets at end of the year	12,799	9,992	13,685

The effects of temporary differences that give rise to significant portions of net deferred tax assets and liabilities at March 31, 2016 and 2015 are presented below:

	At March 31,
	2016	2015
	(Millions of yen)
Deferred tax assets (liabilities):
Loans and advances	8,419	10,965
Retirement benefit liabilities	2,960	2,599
Investment securities	(272)	(4,200)
Property and equipment	(350)	(342)
Other	2,042	970

Total deferred tax assets-net	12,799	9,992

Higashi-Nippon Bank is subject to the tax laws in Japan. At each reporting date, deferred tax assets are recognized based on the future profits estimated by management. Higashi-Nippon Bank reassesses unrecognized deferred tax assets and only recognizes deferred tax assets to the extent that future taxable profits will be available against which the asset can be utilized. If the assumption of future profitability is changed, it is possible that the amount of recognized deferred tax assets will be adjusted. Higashi-Nippon Bank considers that the assumption of future profitability is an estimate and is affected by economic circumstances or market condition.

Deferred tax assets and deferred tax liabilities are offset in the consolidated statements of financial position if the entity has a legally enforceable right to set off current tax assets against current tax liabilities, and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on the same taxable entity.

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The following table shows the amounts of deductive temporary differences and tax losses carried forward which deferred tax assets had not been recognized for at March 31, 2016 and 2015, respectively.

	At March 31,
	2016	2015
	(Millions of yen)
Deductible temporary differences	41	236
Tax losses carried forward	92	112

Total	133	348

Tax losses carried forward are recognized to the extent that the amounts are expected to be recovered. Higashi-Nippon Bank has tax losses carried forward in all subsidiaries, which can be utilized until 2022. Tax losses carried forward had not been recognized since management considered that future taxable profits would not be available against which such tax losses can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the assets to be utilized.

(c) Income tax expenses

Total income tax expenses for the years ended March 31, 2016, 2015 and 2014 are allocated as follows:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Current income tax expenses:
Current income tax expenses in profit or loss for the year	3,881	4,896	2,243

Total current income taxes	3,881	4,896	2,243

Deferred income tax expenses:
Origination and reversal of temporary differences	801	108	1,578
Changes in tax rate	1,103	1,154	461
Write-downs of deferred tax assets	(215)	21	15

Total deferred income taxes	1,689	1,283	2,054

Total income tax expenses	5,570	6,179	4,297

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The reconciliations of the statutory tax rates and effective income tax rates for the years ended March 31, 2016, 2015 and 2014 are as follows:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen, except percentage)
Profit before tax	13,027	14,347	9,637
Income tax expenses	5,570	6,179	4,297

Effective income tax rates	42.8%	43.1%	44.6%

Statutory tax rates in Japan	33.0%	35.6%	37.9%
Effect of changes in tax laws	8.5%	8.0%	4.8%
Non-taxable items	(1.0%)	(1.0%)	(0.1%)
Other-net	2.3%	0.5%	2.0%

Effective income tax rates	42.8%	43.1%	44.6%

On March 31, 2015, the “Act to partially revise the Income Tax Act and Others” (Act No.9 of 2015) and the “Act to partially revise the Local Tax Act and Others” (Act No.2 of 2015) were promulgated. Under these acts, effective from the year beginning on or after April 1, 2015, the statutory tax rates used to determine deferred tax assets and liabilities had been changed from 34.7% to 33.1% for temporary differences that were expected to be reversed on or after April 1, 2015 to March 31, 2016, and from 34.7% to 32.3% for those which were expected to reversed on and after April 1, 2016.

On March 31, 2016, the “Act to partially revise the Income Tax Act and Others” (Act No. 15 of 2016) and the “Act to partially revise the Local Tax Act and Others” (Act No.13 of 2016) were promulgated. Under these acts, effective from the year beginning on or after April 1, 2016, corporate tax rates have been reduced. As a result, the statutory tax rates used to determine deferred tax assets and liabilities have been changed from 32.3% to 30.8% for temporary differences which are expected to be reversed on or after April 1, 2016 to March 31, 2017, and from 32.3% to 30.1% for those which are expected to be reversed on or after April 1, 2017 to March 31, 2018 and 29.9% for those which are expected to be recovered or paid on and after April 1, 2018.

19. Retirement benefit liabilities

The Bank provides its employees with a defined benefit plan, including a defined benefit pension plan and a lump-sum retirement allowance program, and a defined contribution plan as a post-employment corporate pension plan. In certain cases, premium severance packages may be given to employees in conjunction with their retirement. In addition, the Bank’s subsidiaries offer a defined benefit lump-sum retirement allowance program.

(a) Defined benefit plan

Defined benefit pension plan

The corporate contributory defined benefit pension plan entitles employees who have served in the Bank for a period of time to receive pension payments for their services, of amounts depending on the length of service and a degree of contribution to the Bank.

This plan is subject to the Defined Benefit Corporate Pension Act in Japan, and the plan assets are managed by a corporate pension fund incorporated under the Act and legally separated from the Bank. The fund has a

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

representative board which comprises of members elected by the Bank and its employees. The representative board is entrusted with administrative responsibilities concerning the plan assets, which are invested and managed in accordance with the Bank’s investment guidelines.

The Defined Benefit Corporate Pension Act requires revision of actuarial assumptions and remeasurement of its benefit obligation every five years or less, to ensure that pension assets are adequately funded for future pension payments. For accounting purposes, IAS 19 requires the present value of defined benefit obligations to be remeasured annually based on the most up-to-date actuarial parameters such as discount rate, mortality rate and salary growth rate. Because defined benefit obligations are calculated using such parameters, the Bank is exposed to various actuarial risks, such as interest risk and longevity risk, based on assumptions and management judgment.

Lump-sum retirement allowance program

Higashi-Nippon Bank provides employees with a retirement benefit plan where employees will receive lump-sum payments upon contractual retirement or termination of employment. Calculation of benefits to be paid are based on a point system, where points are given to each employee every year, depending on the employee’s age and positions as defined in the internal retirement allowance policy.

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Movement in net defined benefit liabilities

The following table shows reconciliation from the opening balances to the closing balances for the net defined benefit liabilities and assets, and their components.

	Defined benefit liabilities	Fair value of plan assets	Net defined benefit liabilities
	(Millions of yen)
Balance at April 1, 2013	20,074	(10,168)	9,906

Included in profit or loss:
Current service cost	547	—	547
Interest cost (income)	276	(146)	130
Included in other comprehensive income:
Remeasurements loss (gain):
Actuarial gain arising from:
Financial assumptions	(368)	—	(368)
Experience adjustment	(54)	(955)	(1,009)
Other:
Contributions paid by the employer	—	(602)	(602)
Benefits paid	(946)	665	(281)

Balance at March 31, 2014	19,529	(11,206)	8,323

Included in profit or loss:
Current service cost	539	—	539
Interest cost (income)	292	(175)	117
Included in other comprehensive income:
Remeasurements loss (gain):
Actuarial gain arising from:
Financial assumptions	891	—	891
Experience adjustment	181	(1,213)	(1,032)
Other:
Contributions paid by the employer	—	(608)	(608)
Benefits paid	(835)	648	(187)

Balance at March 31, 2015	20,597	(12,554)	8,043

Included in profit or loss:
Current service cost	585	—	585
Interest cost (income)	248	(159)	89
Included in other comprehensive income:
Remeasurements loss (gain):
Actuarial gain arising from:
Demographic assumptions	(339)	—	(339)
Financial assumptions	1,723	—	1,723
Experience adjustment	66	463	529
Other:
Contributions paid by the employer	—	(611)	(611)
Benefits paid	(703)	568	(135)

Balance at March 31, 2016	22,177	(12,293)	9,884

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Plan assets

The details of plan assets at March 31, 2016 and 2015 are as follows:

	At March 31,
	2016	2015
	(Millions of yen)
Quoted prices in active markets available:
Equity securities:
Domestic	2,918	3,293
Overseas	1,513	1,770
Debt securities:
Domestic	1,915	1,652
Overseas	756	689

Quoted prices in active markets unavailable:
Equity securities:
Domestic	22	6
Overseas	265	229
Debt securities:
Domestic	878	938
Overseas	20	24
Other:
Investment to insurance contracts	3,648	3,582
Other	358	371

Total	12,293	12,554

The objective of the investment of the plan assets of the Bank is to earn stable earnings in the medium and long term in order to ensure future pension benefits are provided to plan participants. To achieve this, the optimal plan assets portfolio is set up considering earnings estimates and historical performances of target investments. The Bank continuously reviews the asset portfolio and monitors the investment of the plan assets.

The pension funds review the funding status of plan assets every year. If any funding deficit is identified, a measure to cover such deficit will be implemented, for example, by increasing the amount of contributions by the employer.

The corporate pension fund of the Bank is aimed to be invested in a portfolio of plan assets comprising 15%-35% domestic stocks, 3%-23% overseas stocks, 10%-35% domestic bonds, 0%-12% overseas bonds, 20%-40% general account (life insurance companies) and 0%-5% other investments.

Defined benefit liabilities

(i) Actuarial assumptions

The details of the principal actuarial assumptions (expressed as weighted averages) used for the calculation of defined benefit liabilities at March 31, 2016 and 2015 are as follows:

	At March 31,
	2016	2015
Discount rate	0.7%	1.2%
Future salary growth	2.2%	2.2%

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Assumptions regarding future mortality are based on published statistics and mortality tables. The current longevities underlying the fair values of Higashi-Nippon Bank’s defined benefit liabilities at March 31, 2016 and 2015 are as follows:

	At March 31,
	2016	2015
	(Years)
Longevity at age 65 for current pensioners:
Males	21.3	21.7
Females	27.0	27.5

Longevity at age 65 for current members aged 45:
Males	22.5	22.9
Females	28.1	28.4

At March 31, 2016 and 2015, the weighted-average duration of the defined benefit obligation are 18.2 years and 18.2 years, respectively.

(ii) Sensitivity analysis

The present value of the retirement benefit liabilities depends on a number of factors that are determined on an actuarial basis using various assumptions. Any changes in these assumptions will impact the carrying amount of retirement benefit liabilities.

Reasonably possible changes to the discount rate and the future mortality at the reporting date may have significant financial impacts on Higashi-Nippon Bank, as the discount rate and the future mortality are the key actuarial assumptions for the fair value measurement of defined benefit liabilities.

The below sets forth the effects of specified amounts of potential changes in the discount rate and the future mortality, holding other assumptions constant, on Higashi-Nippon Bank’s defined benefit liabilities at March 31, 2016 and 2015.

	At March 31,
	2016		2015
	Increase	Decrease	Increase	Decrease
	(Millions of yen)
Discount rate (50bp movement)	(1,608)	1,595	(1,408)	1,511
Future mortality (1 year movement)	599	—	501	—

Expected contribution

The Bank expects to pay ¥610 million in contributions to its defined benefit plans for the year ending in March 31, 2017.

(b) Defined contribution plan

The Bank has a defined contribution plan. The amounts recognized as expenses for the defined contribution plan were ¥66 million, ¥68 million and ¥68 million for the years ended March 31, 2016, 2015 and 2014, respectively, which were included in the consolidated income statements as “General and administrative expenses”.

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

20. Share-based payment

Higashi-Nippon Bank provided the following share-based payment program to eligible key management personnel and employees of Higashi-Nippon Bank. The terms and conditions of the granted stock acquisition rights plan are as follows; all stock acquisition rights are to be settled by physical delivery of shares.

	Entitled to (1)	Grant date	Number of shares issued (2)	Length of service to be granted	Contractual life of stock acquisition rights
					From	To
The Higashi-Nippon Bank, Limited 1st Series of stock acquisition rights (“Stock acquisition rights 2012”)	12 Directors	September 11, 2012	497,000	From June 27, 2012 to the end of the ordinary general meeting of shareholders for the year ended at March 31, 2013	September 12, 2012	September 11, 2042
The Higashi-Nippon Bank, Limited 2nd Series of stock acquisition rights (“Stock acquisition rights 2013”)	12 Directors	August 13, 2013	412,200	From June 26, 2013 to the end of the ordinary general meeting of shareholders for the year ended at March 31, 2014	August 14, 2013	August 13, 2043
The Higashi-Nippon Bank, Limited 3rd Series of stock acquisition rights (“Stock acquisition rights 2014”)	9 Directors	August 12, 2014	256,400	From June 26, 2014 to the end of the ordinary general meeting of shareholders for the year ended at March 31, 2015	August 13, 2014	August 12, 2044
The Higashi-Nippon Bank, Limited 4th Series of stock acquisition rights (“Stock acquisition rights 2015”)	8 Directors	August 11, 2015	108,200	From June 25, 2015 to the end of the ordinary general meeting of shareholders for the year ended at March 31, 2016	August 12, 2015	August 11, 2045

(1)	Directors do not include external directors.
(2)	The number of shares issued shows the number of common shares issued if all of the granted stock acquisition rights were exercised.

The stock acquisition rights are exercisable within ten days from the day immediately following the date of the holder’s termination of service as director of Higashi-Nippon Bank.

The fair value of stock acquisition rights at grant date, its exercise price and the inputs used in the measurement of the fair values at grant date for the years ended March 31, 2016 and 2015 are as follows:

	Stock acquisition rights
	2015	2014
Fair value at grant date	¥474	¥250
Exercise price	¥1	¥1
Expected volatility of share price	27.633%	30.647%
Expected life	16 months	18 months
Expected dividends	¥8.00	¥8.00
Risk-free interest rate	0.000%	0.060%

The fair value of stock acquisition rights granted is measured using the Black-Scholes option pricing model. The service and non-market performance conditions attached to the arrangements are not taken into account in measuring fair value.

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The expected volatility of share price is calculated based on the closing prices of the Bank’s shares from February 12, 2013 to August 12, 2014 for Stock acquisition rights 2014 and those from April 11, 2014 to August 11, 2015 for Stock acquisition rights 2015. Expected life is estimated as the average tenure of managements-level former employees less the average tenure of the current management-level employees. Expected dividends are based on the actual dividends distributed during the year ended March 31, 2014 for Stock acquisition rights 2014 and those during the year ended March 31, 2015 for Stock acquisition rights 2015. Risk-free interest rate is the rate of return of government bonds corresponding to the expected life.

The number and weighted-average exercise prices of stock acquisition rights under the share-based payment program are as follows:

	For the year ended March 31,
	2016		2015
	Number of shares issued	Weighted-average exercise price	Number of shares issued	Weighted-average exercise price
Outstanding at April 1	958,400	¥1	909,200	¥1
Exercised during the period	(97,900)	¥1	(207,200)	¥1
Granted during the period	108,200	¥1	256,400	¥1

Outstanding at March 31	968,700	¥1	958,400	¥1

Exercisable at March 31	941,650	¥1	894,300	¥1

The stock acquisition rights outstanding at March 31, 2016 and 2015 had an exercise price of ¥1 and ¥1, respectively, and a weighted-average contractual life of 27 years and 7 months and 28 years and 4 months, respectively.

The weighted-average share price at the date of exercise for acquisition rights exercised in the year ended March 31, 2016 was ¥453 (2015:¥255).

21. Other liabilities

The details of other liabilities at March 31, 2016 and 2015 are as follows:

	At March 31,
	2016	2015
	(Millions of yen)
Accrued expenses	2,115	2,096
Employee deposits	1,519	1,500
Accrued bonus	897	892
Accrued vacation pay	330	310
Provision for cancellation of IT system contract	2,270	—
Other	2,636	4,005

Total	9,767	8,803

Current	7,244	8,465
Non-current	2,523	338

Provision for Cancellation of IT system contract

As described in Note 36, Higashi-Nippon Bank utilizes an IT system provided and serviced by an external service provider. Under the outsourcing service contracts, Higashi-Nippon Bank has a contractual obligation to

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

pay cancellation charges in the case Higashi-Nippon Bank decides to terminate current outsourcing service contract before the end of the contract term. At March 31, 2016, Higashi-Nippon Bank has entered into a preliminary agreement with the external service provider to amend the conditions for the early termination of the outsourcing service contract. Because of this agreement and other facts and circumstances, it has become probable at March 31, 2016 that Higashi-Nippon Bank will transfer the current IT system to that of Bank of Yokohama before the end of the outsourcing service contract.

Under the preliminary agreement, Higashi-Nippon Bank and the external service provider have agreed on a preliminary amount of cancellation charges, taking into account the remaining service contract term and outsourcing fees expected to be paid by Higashi-Nippon Bank in the future. The preliminary cancellation charges represent Higashi-Nippon Bank’s maximum settlement amount in the case Higashi-Nippon Bank finally decides to terminate current outsourcing service contract. The actual settlement balance could be lower based on further negotiation between Higashi-Nippon Bank and the external service provider.

Accordingly, the provision for cancellation of IT system contract of ¥2,270 million was established for the year ended March 31, 2016 on the basis of the amount in the preliminary agreement. The timing of the settlement is uncertain but expected to be no later than March 31, 2019.

22. Share capital and capital surplus

Under the Companies Act, at least 50% of the proceeds from issuances of common shares, including issuances arising from conversions of bonds and notes, are required to be credited to share capital and the remaining amount to capital surplus.

The Companies Act permits share capital, capital surplus and retained earnings to be transferred between these accounts under certain conditions subject to approval at the meeting of shareholders. The Companies Act limits the increase of paid-in capital in case a disposition of treasury stock and an issuance of common shares are performed at the same time.

The following table shows the outstanding number of shares for each type of shares at March 31, 2016 and 2015.

	Common shares	Treasury shares
	(Number of shares)
At April 1, 2013	184,673,500	8,055,815
Purchase of treasury shares	—	13,125

At March 31, 2014	184,673,500	8,068,940

Purchase of treasury shares	—	19,041
Disposal of treasury shares	—	(207,200)

At March 31, 2015	184,673,500	7,880,781

Purchase of treasury shares	—	21,052
Disposal of treasury shares	—	(97,900)

At March 31, 2016	184,673,500	7,803,933

The total authorized number of common shares at March 31, 2016 and 2015 were 388,000,000 shares. The common shares bear no specified par value and all shares issued are fully paid.

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The holders of common shares (excluding treasury shares) are entitled to receive dividends as declared from time to time and to one vote per share at meetings of the Bank. All shares (excluding treasury shares) rank equally with regard to the Bank’s residual assets.

Treasury shares and capital surplus

The Companies Act permits Japanese companies to purchase their own shares pursuant to a resolution by the shareholders at an annual general meeting until the conclusion of the following ordinary general meeting of shareholders, and to hold such shares as their treasury shares indefinitely regardless of purpose. However, the Companies Act requires the amount of treasury shares purchased to be less than the amount of retained earnings available for dividends. Disposition of treasury shares is subject to the approval of the Board of Directors and is required to follow procedures similar to a public offering of shares for subscription.

Purchases of treasury shares are recognized at cost in “Treasury shares”. Any additional paid-in capital, net gains or losses on the disposal of treasury shares, and other changes in equity resulting from transactions with shareholders except for dividends are included in “Capital surplus.”

During the year ended March 31, 2016, Higashi-Nippon Bank purchased 21,052 common shares for ¥9 million as treasury shares (2015: 19,041 common shares for ¥5 million and 2014:13,125 common shares for ¥3 million) and disposed 97,900 common shares for ¥18 million as treasury shares (2015: 207,200 common shares for ¥36 million and 2014:nil).

Higashi-Nippon Bank cancelled 7,803,933 treasury shares (common shares) of ¥1,413 million on April 1, 2016 based on the resolution of board of directors’ meeting held on February 3, 2016. See Note 39 (b) for further details.

23. Retained earnings and other reserves

(a) Retained earnings

Being a Japanese bank, the Bank is required to comply with the Banking Act of Japan and the Companies Act.

Legal reserve set aside as appropriation of retained earnings and legal capital surplus

Under the Companies Act, an amount at least equal to 10% of the aggregate amount of cash dividends and certain appropriations of retained earnings associated with cash outlays applicable to each period shall be set aside as legal reserve until the aggregate amount of legal reserve set aside as an appropriation of retained earnings and the legal capital surplus equals 25% of stated capital as defined in the Companies Act.

On the other hand, the Banking Act provides that an amount at least equal to 20% of the aggregate amount of cash dividends and certain appropriations of retained earnings associated with cash outlays applicable to each fiscal period shall be set aside as a legal reserve until the aggregate amount of legal reserve set aside as appropriation of retained earnings and the legal capital surplus equals 100% of stated capital as defined in the Companies Act.

The amounts of legal reserve of the Bank at March 31, 2016 and 2015 are ¥26,344 million and ¥26,060 million, respectively.

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Transfer of legal reserve

Under the Companies Act, Japanese companies are permitted, pursuant to a resolution by shareholders at a general meeting, to set aside the legal reserve as an appropriation of retained earnings and legal capital surplus available for dividends until the aggregate amount of the legal reserve and legal capital surplus equals 25% of stated capital as defined in the Companies Act.

Under the Companies Act, Japanese companies are permitted, pursuant to a resolution by shareholders at a general meeting, to transfer the legal capital surplus and the legal reserve to stated capital and/or retained earnings without limitations of thresholds, thereby effectively removing the thresholds provided for in the Companies Act and the Banking Act at the company’s discretion.

Under the Banking Act, Japanese banks including the Bank are permitted, pursuant to a resolution by shareholders at a general meeting, to set aside the legal reserve as an appropriation of retained earnings and legal capital surplus available for dividends until the aggregate amount of the legal reserve and legal capital surplus equals 100% of stated capital as defined in the Companies Act.

Unappropriated retained earnings and dividends

In addition to the provision that requires an appropriation for legal reserve as described above, the Companies Act and the Banking Act impose certain limitations on the amount available for dividend distributions.

Under the Companies Act, the amount available for dividends is based on the amount recorded in the Bank’s general books of account maintained in accordance with Japanese GAAP. The adjustments included in the accompanying consolidated financial statements but not recorded in the Bank’s general books of account have no effect on the determination of retained earnings available for dividends under the Companies Act.

Under the Banking Act, the Bank has to meet the minimum capital adequacy requirements and distributions of retained earnings of the Bank which are otherwise distributable to shareholders, are restricted in order to maintain the minimum capital ratio of 4.0% for capital adequacy purpose.

Movements in the retained earnings for the years ended March 31, 2016, 2015 and 2014 are as follows:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Balance at April 1	18,208	11,483	7,604
Profit attributable to shareholders of the parent	7,405	8,138	5,291
Dividend paid	(1,416)	(1,413)	(1,412)

Balance at March 31	24,197	18,208	11,483

(b) Other reserves

The details of other reserves at March 31, 2016 and 2015 are as follows:

	At March 31,
	2016	2015
	(Millions of yen)
Available-for-sale financial assets	4,309	11,993
Remeasurements of defined benefit pension plans	(275)	1,027

Total other reserves	4,034	13,020

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Available-for-sale financial assets

Available-for-sale financial assets reserve comprise the cumulative net change in the fair value of available-for-sale financial assets, until the assets are derecognized or impaired.

Movements of available-for-sale financial assets reserve for the years ended March 31, 2016, 2015 and 2014 were as follows:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Balance at April 1	11,993	6,232	5,510
Gains (losses) arising during the period, before tax	(6,603)	15,606	4,202
Income tax benefit (expense) for changes arising during the period	2,397	(4,807)	(1,416)
Reclassification adjustments for (gains) losses included in profit or loss
Amortization of discounts	87	(24)	7
Net gains on disposal	(5,165)	(7,412)	(3,237)
Impairment charges	112	0	28
Income tax benefit relating to reclassification adjustments for losses included in profit or loss	1,488	2,398	1,138

Total movements of available-for-sale financial assets	(7,684)	5,761	722

Balance at March 31	4,309	11,993	6,232

Remeasurements of defined benefit pension plans

Remeasurements of defined benefit pension plans reserve includes the accumulated actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions, and return on plan assets excluding interest income.

Movements of remeasurements of defined benefit pension plans reserve for the years ended March 31, 2016, 2015 and 2014 were as follows:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Balance at April 1	1,027	887	—
Gains (losses) arising during the period, before tax	(1,913)	141	1,377
Income tax benefit (expense) for changes arising during the period	611	(1)	(490)

Total movements of remeasurements of defined benefit pension plans	(1,302)	140	887

Balance at March 31	(275)	1,027	887

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

24. Classification of financial assets and financial liabilities

Financial assets and financial liabilities are measured on an ongoing basis either at fair value or at amortized cost. The summary of significant accounting policies in Note 2 describes how financial instruments are classified and measured, and how their related income and expenses, including fair value gains and losses, are recognized. The following table presents the carrying amounts of the financial assets and liabilities in accordance with the categorization as defined in IAS 39. Non-financial assets and liabilities are excluded from the table below.

The amounts of “Loans and receivables” include embedded derivatives which are accounted for separately for fair value from the host contract but are presented in the same line item as the host contract in the consolidated statements of financial position.

	Financial assets			Financial liabilities		Total
	Held-for- trading	Loans and receivables	Available- for-sale	At amortized cost	At fair value
	(Millions of yen)
At March 31, 2016
Financial assets:
Cash and deposits with banks	—	84,584	—	—	—	84,584
Call loans	—	338	—	—	—	338
Derivative financial assets	323	—	—	—	—	323
Investment securities	—	305,726	138,140	—	—	443,866
Loans and advances	—	1,613,969	—	—	—	1,613,969
Other financial assets	—	5,662	—	—	—	5,662

Total	323	2,010,279	138,140	—	—	2,148,742

Financial liabilities:
Deposits	—	—	—	1,959,494	—	1,959,494
Derivative financial liabilities	—	—	—	—	715	715
Debt securities issued	—	—	—	9,966	—	9,966
Borrowings	—	—	—	98,600	—	98,600
Other financial liabilities	—	—	—	5,765	—	5,765

Total	—	—	—	2,073,825	715	2,074,540

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

	Financial assets			Financial liabilities		Total
	Held-for- trading	Loans and receivables	Available- for-sale	At amortized cost	At fair value
	(Millions of yen)
At March 31, 2015
Financial assets:
Cash and deposits with banks	—	100,650	—	—	—	100,650
Call loans	—	5,541	—	—	—	5,541
Derivative financial assets	281	—	—	—	—	281
Investment securities	—	299,554	116,012	—	—	415,566
Loans and advances	—	1,521,802	—	—	—	1,521,802
Other financial assets	—	5,784	—	—	—	5,784

Total	281	1,933,331	116,012	—	—	2,049,624

Financial liabilities:
Deposits	—	—	—	1,893,303	—	1,893,303
Call money	—	—	—	26	—	26
Derivative financial liabilities	—	—	—	—	871	871
Debt securities issued	—	—	—	9,959	—	9,959
Borrowings	—	—	—	58,600	—	58,600
Other financial liabilities	—	—	—	4,904	—	4,904

Total	—	—	—	1,966,792	871	1,967,663

25. Fair value of financial assets and liabilities

The fair value of a financial asset or liability reflects the price that would be received to sell the asset or paid to transfer the liability in an orderly transaction between market participants at the fair value measurement date.

For financial instruments with low and infrequent trading activity, fair value measurement requires varying degrees of judgment depending on factors such as liquidity concentration, uncertainty of market conditions, pricing assumptions, and other risks specific to an instrument.

(a) Valuation framework and controls

The valuation team within Higashi-Nippon Bank’s Securities and International Department is responsible for valuation of the financial instruments. The team reports directly to Corporate Planning Department and is separated from those responsible for the management of Higashi-Nippon Bank’s investments, in order to ensure proper segregation of duties and controls over Higashi-Nippon Bank’s valuation process.

Where valuation techniques are applied to determine fair value, the Risk Management Department continuously monitors and reviews the risks arising from such fair value measurement of financial instruments. In addition, the Internal Audit Department performs periodic assessments of Higashi-Nippon Bank’s risk management framework and controls over the valuation models.

(b) Fair value hierarchy

In accordance with IFRS 13, financial instruments carried at fair value are categorized using the following fair value hierarchy, which reflects the observability and significance of the inputs used in measurement.

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

•	Level 1: Inputs that are quoted market prices (unadjusted) in active markets for identical instruments. This level includes listed equity securities and debt instruments quoted in active markets.

•	Level 2: Inputs other than quoted prices included within Level 1 that are observable either directly (i.e. as prices) or indirectly (i.e. derived from prices). This category includes instruments valued using: quoted market prices in active markets for similar instruments; quoted prices for identical or similar instruments in markets that are considered less than active; or other valuation techniques in which all significant inputs are directly or indirectly observable from market data. For example, OTC derivative contracts, government agency securities, municipal bonds, investment-grade corporate bonds.

•	Level 3: Inputs that are unobservable. This category includes all instruments for which the valuation technique includes inputs not based on observable data and the unobservable inputs have a significant effect on the instrument’s valuation. This category includes instruments that are valued based on quoted prices for similar instruments for which significant unobservable adjustments or assumptions are required to reflect differences between the instruments. For example, unlisted equity securities, unlisted investment partnerships, certain interests in securitizations, as well as debt instruments with significant unobservable components.

Financial instrument’s categorizations within the valuation hierarchy disclosed in Note 25 (d) and (h) are based upon the lowest level of input that is significant to the fair value measurement.

(c) Valuation technique

The fair value of financial assets and financial liabilities that are traded in active markets are based on quoted market price. For all other financial instruments, Higashi-Nippon Bank determines the fair value using other valuation techniques.

The objective of valuation techniques is to arrive at a fair value measurement that reflects the price that would be received to sell the asset or paid to transfer the liability in an orderly transaction between market participants at the measurement date.

Higashi-Nippon Bank uses widely recognized valuation models for determining the fair value of common and simple financial instruments, such as interest rate swaps and foreign currency forwards that use only observable market data and require little management judgment and estimation. Observable prices or model inputs are usually available in the market for listed debt and equity securities, exchange-traded derivatives and simple OTC derivatives. Availability of observable market prices and model inputs reduces the need for management judgment and estimation and also reduces the uncertainty associated with determining fair values. Availability of observable market prices and inputs varies depending on the products and markets and is prone to changes based on specific events and general conditions in the financial markets.

For more complex instruments, Higashi-Nippon Bank uses proprietary valuation models, which are usually developed from recognized valuation models. Some or all of the significant inputs into these models may not be observable in the market, and may be derived from market prices or rates, or estimated based on assumptions. Valuation models that employ significant unobservable inputs require a higher degree of management judgment and estimation in the determination of fair value. Management judgment and estimation are usually required for, but not limited to, the selection of the appropriate valuation model to be used and the determination of input data.

Fair value estimates obtained from models are adjusted for any other factors, such as liquidity risk or model uncertainties, to the extent that Higashi-Nippon Bank believes that a third party market participant would take such factors into account in pricing a transaction. Fair values reflect the credit risk of the instrument and include adjustments to take account of the credit risk of Higashi-Nippon Bank and its counterparty where appropriate.

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

For measuring derivatives that might change classification from being an asset to a liability or vice versa such as interest rate swaps, fair values take into account both credit valuation adjustment (CVA) and debit valuation adjustment (DVA) when market participants take this into consideration in pricing the derivatives.

Model inputs and values are calibrated against historical data and published forecasts and, where possible, against current or recent observed transactions in different instruments and against broker quotes. This calibration process is inherently subjective and it yields ranges of possible inputs and estimates of fair value, and management uses judgment to select the most appropriate point in the range.

Financial instruments which are measured using significant Level 3 inputs, which mainly include unlisted equity securities. The fair value is measured using valuation models such as comparable multiple valuation method and other method. Such valuation methods are commonly used in assessing the fair value of unlisted equity securities. Although Higashi-Nippon Bank intends to use as much observable inputs as practicable, the valuation of these instruments incorporates significant inputs, such as estimation of market multiples, selection of comparable peers and liquidity discounts, which are not observable in the market and are subject to significant management judgment.

(d) Financial instruments measured at fair value — Fair value hierarchy

The following table sets forth financial instruments measured at fair value at the reporting date, by the level in the fair value hierarchy into which the fair value measurement is categorized. The amounts are based on the values recognized in the consolidated statements of financial position.

	Level 1	Level 2	Level 3	Total fair value
	(Millions of yen)
At March 31, 2016
Derivative financial assets
Foreign currency contracts	—	323	—	323
Available-for-sale investment securities
Equity securities	10,996	69,557	1,786	82,339
Debt securities	55,771	—	30	55,801

Total financial assets	66,767	69,880	1,816	138,463

Derivative financial liabilities
Interest rate contracts	—	450	—	450
Foreign currency contracts	—	265	—	265

Total financial liabilities	—	715	—	715

At March 31, 2015
Derivative financial assets
Foreign currency contracts	—	281	—	281
Available-for-sale investment securities
Equity securities	12,591	46,424	2,484	61,499
Debt securities	54,457	—	30	54,487

Total financial assets	67,048	46,705	2,514	116,267

Derivative financial liabilities
Interest rate contracts	—	575	—	575
Foreign currency contracts	—	296	—	296

Total financial liabilities	—	871	—	871

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Financial instruments which are classified as derivative financial assets and liabilities and available-for-sale investment securities are measured at fair value in the consolidated statements of financial position. If the quoted market prices are available for these instruments, the fair values are determined on the basis of the prices. In cases where quoted market prices are not available, Higashi-Nippon Bank makes its best estimate of the price that the market would set, using its fair value measurements. The fair value measurements by financial instruments are described as follows.

Derivative financial assets and liabilities

OTC derivatives mainly consist of interest rate swaps and foreign exchange forwards. The models used in estimating the fair value of these derivatives do not contain a high level of subjectivity as the methodologies used in the models do not require significant judgment, and the inputs used in the models are observable market data. As the inputs used in the valuation are based on observable market data, these derivatives are classified within Level 2 of the valuation hierarchy.

Available-for-sale investment securities

Equity securities

Listed stocks traded in an active market are measured at fair value based on quoted market price, which are categorized within Level 1. Listed stocks traded in non-active markets are also measured at fair value based on quoted market price in non-active market, which are categorized within Level 2. Publicly offered investment trusts traded in non-active markets are measured at fair value based on quoted market price on which such instruments are listed, which are categorized within Level 2. Unlisted equity securities are measured at fair value by using valuation techniques, which are classified within Level 3. See Note 25 (c) for further discussion on valuation techniques.

Debt securities

Debt securities traded in an active market are measured at fair value based on quoted market price, which are categorized within Level 1.

(e) Transfers between Level 1 and 2

There were no transfers in either direction during the year ended March 31, 2016, 2015 and 2014.

(f) Reconciliation: Level 3 fair value measurements

The following table shows a reconciliation from the beginning balances to the ending balances for fair value measurements in Level 3 of the fair value hierarchy.

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Unlisted equity securities at April 1	2,484	2,095	1,761
Losses	(18)	—	(28)
Other comprehensive income	(578)	317	357

Total gain and losses	(596)	317	329
Purchases	82	112	12
Sales	(162)	—	—
Settlements	(22)	(40)	(7)

Unlisted equity securities at March 31	1,786	2,484	2,095

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Transfers between the levels of the fair value hierarchy are deemed to have occurred at the beginning of the period.

Total gains or losses for the year in the above table are presented in the consolidated income statements and other comprehensive income as follows.

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Unlisted equity securities:
Total gains and losses recognized in the consolidated income statements:
Impairment charges	(18)	—	(28)
Other comprehensive income — net changes in far value	(578)	317	357

(g) Unobservable inputs used in measuring fair value

Higashi-Nippon Bank mainly applied comparable multiple valuation method and other valuation models in measuring the fair value of unlisted equity securities categorized as Level 3 in the fair value hierarchy.

The following table below sets out information about significant unobservable inputs used at March 31, 2016 and 2015.

	At March 31,
	2016		2015
Significant unobservable inputs
Price earnings multiple	12.5x - 25.7	x	14.8x - 26.1	x
Price book-value multiple	0.7x - 2.0	x	1.4x - 2.1	x
EV/EBITDA multiple	10.3x - 15.3	x	12.4x - 16.8	x
Liquidity discount	30%		30%

Significant unobservable inputs

Price earnings multiple and price book-value multiple

Price earnings multiple is the ratio of a company’s current market price to its earnings per share, which is used in measuring the company’s equity value in relation to its earnings, whereas price book-value multiple is the ratio of a company’s current market price to its book value, which is used in measuring the company’s equity value in relation to its book value. These multiples are calculated based on estimation of market multiples and selection of comparable listed peers. An increase in these multiples would generally impact on the valuation of fair value of the financial instruments positively.

EV/EBITDA multiple

EV/EBITDA multiple is the ratio of enterprise value (“EV”) to its earnings before interest, taxes, depreciation and amortization (“EBITDA”), which is used in measuring the company’s equity value in relation to its cash flow. EV is calculated as the market capitalization plus debt, minority interest and preferred shares, minus total cash and cash equivalents. The multiple is calculated based on estimation of market multiples and selection of comparable listed peers. An increase in the multiple would generally impact on the valuation of fair value of the financial instruments positively.

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Liquidity discount

Liquidity discount is an adjustment used in measuring fair value of financial instruments to reflect uncertainty of liquidity of such instruments. Liquidity discount is mainly applied to measure fair value of unlisted equity securities since these instruments are not traded in an active market. An increase in liquidity discount would generally impact on the valuation of fair value of the financial instruments negatively.

Sensitivity Analysis

The following table presents the impact of the sensitivity analysis in fair value of unlisted equity securities, when these inputs fluctuate to the extent deemed reasonable and the volatility of such inputs has a significant impact on the fair value. Regarding unlisted equity securities which are measured at fair value based on a market approach, the impact of changing the market multiples within a reasonable range (±5%) is calculated.

	Fair value	Other comprehensive income
		Favorable changes	Unfavorable changes
	(Millions of yen)
March 31, 2016
Unlisted equity securities	1,607	92	82

March 31, 2015
Unlisted equity securities	2,335	112	112

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(h) Financial instruments not measured at fair value

The following table sets out the fair values of financial instruments not measured at fair value and analyses them by the level in the fair value hierarchy into which each fair value measurement is categorized as at March 31, 2016 and 2015.

	Level 1	Level 2	Level 3	Total fair value	Carrying amount	Fair value approximates carrying value
	(Millions of yen)
March 31, 2016
Assets:
Cash and deposits with banks	—	—	—	—	—	84,584
Call loans	—	—	—	—	—	338
Investment securities
Debt securities	—	307,888	—	307,888	305,728	—
Loans and advances	—	—	1,649,703	1,649,703	1,613,969	—
Other financial assets	—	—	—	—	—	5,662

Total	—	307,888	1,649,703	1,957,591	1,919,697	90,584

Liabilities:
Deposits	—	1,125,913	—	1,125,913	1,125,771	833,723
Call money	—	—	—	—	—	—
Debt securities issued	—	10,099	—	10,099	9,966	—
Borrowings	—	—	—	—	—	98,600
Other financial liabilities	—	—	—	—	—	5,765

Total	—	1,136,012	—	1,136,012	1,135,737	938,088

	Level 1	Level 2	Level 3	Total fair value	Carrying amount	Fair value approximates carrying value
	(Millions of yen)
March 31, 2015
Assets:
Cash and deposits with banks	—	—	—	—	—	100,650
Call loans	—	—	—	—	—	5,541
Investment securities
Debt securities	—	301,703	—	301,703	299,580	—
Loans and advances	—	—	1,567,914	1,567,914	1,521,802	—
Other financial assets	—	—	—	—	—	5,784

Total	—	301,703	1,567,914	1,869,617	1,821,382	111,975

Liabilities:
Deposits	—	1,104,502	—	1,104,502	1,104,406	788,897
Call money	—	—	—	—	—	26
Debt securities issued	—	10,118	—	10,118	9,959	—
Borrowings	—	—	—	—	—	58,600
Other financial liabilities	—	—	—	—	—	4,904

Total	—	1,114,620	—	1,114,620	1,114,365	852,427

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Fair values of the financial instruments in the table above are calculated as follows:

Cash and Deposits

The carrying amount of cash and deposits with no explicit maturity, or a maturity less than a year approximates, and accordingly is regarded to be the fair value.

Call loans and call money

The carrying amounts of call loans and call money approximates, and accordingly are regarded to be the fair value, as their contractual terms are short, i.e., less than a year.

Investment securities

The fair value of investment securities is determined using quoted market prices in non-active markets or quoted prices obtained from third party brokers and pricing services.

Loans and advances

The carrying amount of loans with variable interests approximates, and accordingly is regarded to be the fair value, as its value is continuously adjusted to reflect the current market interest rate, unless the credit status of the borrower changed after the initial recognition of the instruments. The fair value of loans with fixed interests is calculated by discounting the future cash flow with the risk free rate adjusted with credit risk premium based on the internal ratings. The fair value of housing loans is calculated by discounting the future cash flow with the interest rate which would be applied to a loan with similar terms offered at the balance sheet date. For instruments with contractual maturity less than a year, the carrying amount approximates, and accordingly is regarded to be the fair value.

Allowance for impairment against the claims against debtor with grades of “In danger of bankruptcy”, “De facto bankrupt”, and “Bankrupt”, are based on the collectible amount which considers the present value of future cash flow and other recoveries though collaterals and guarantees. Therefore, the fair value of such claims approximates their carrying amount, the amortized cost less the impairment loss provided.

There are some loans with no explicit maturity and their exposures are limited to the amount of collateralized underlying. For such loans, based on its estimated duration and accompanying interest rate charged, Higashi-Nippon Bank regards their carrying amount reasonably approximates their fair value.

Deposits

The fair value of deposits on demand is the amount payable on demand at the balance sheet date. The fair value of term deposits is calculated by discounting future cash flows pooled by remaining maturities with the rate applied to similar instruments if they were issued at the balance sheet date. For term deposits with contractual maturity less than a year, the carrying amount approximates, and accordingly is regarded as the fair value.

Debt securities issued and borrowings

The carrying amount of instruments with variable interests approximates, and accordingly is regarded to be the fair value, as the value is continuously adjusted to reflect the current market interest rate and the credit status of the Bank and/or its subsidiaries as being stable.

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The fair value of the instruments with fixed interests is calculated by discounting the future cash flows with the interest rate which would be applied if liabilities with similar terms were issued at the balance sheet date. For instruments with contractual maturity less than a year, the carrying amount approximates, and accordingly is regarded to be the fair value.

26. Net interest income

The analysis of net interest income for the years ended March 31, 2016, 2015 and 2014 is as follows:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Interest income
Deposits with banks	15	12	6
Call loans	21	20	16
Investment securities	1,612	1,827	2,125
Available-for-sale	165	335	383
Loans and receivables	1,447	1,492	1,742
Loans and advances	25,672	25,461	26,078
Other	26	20	18

Total interest income	27,346	27,340	28,243

Interest expenses
Deposits	1,189	1,287	1,407
Call money	0	1	1
Debt securities issued	219	218	218
Borrowings	74	19	1
Other	90	85	62

Total interest expenses	1,572	1,610	1,689

Net interest income	25,774	25,730	26,554

For the years ended March 31, 2016, 2015 and 2014, interest income included ¥1,112 million, ¥ 1,954 million and ¥ 1,816 million, respectively, of interest income accrued on impaired financial assets carried at amortized cost, which, represents the unwinding of discounting in accordance with IAS 39.

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

27. Net fee and commission income

The analysis of net fee and commission income for the years ended March 31, 2016, 2015 and 2014 is as follows:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Fee and commission income
Loans and deposits	402	343	339
Remittances and transfers	1,065	1,072	1,073
Securities-related business	560	540	426
Agency	448	445	463
Insurance agency commission	250	246	263
Guarantees	10	8	8
Other	105	132	41

Total fee and commission income	2,840	2,786	2,613

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Fee and commission expenses
Loans and deposits	59	56	54
Remittances and transfers	331	325	315
Securities-related business	2	16	16
Guarantees	2	2	3
Other	37	32	27

Total fee and commission expenses	431	431	415

Net fee and commission income	2,409	2,355	2,198

28. Net trading losses

Net trading losses refers to net gains or losses from financial instruments classified as held for trading such as that from derivatives held for risk management purpose but do not qualify for hedge accounting under IFRS. The analysis of net trading loss for the years ended March 31, 2016, 2015 and 2014 is as follows:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Derivatives
Interest rate contracts	75	156	148
Foreign currency contracts	1	(0)	0

Total	76	156	148

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

29. Other operating income

Other operating income for the years ended March 31, 2016, 2015 and 2014 mainly consists of net investment income and other income. The analysis of other operating income for the years ended March 31, 2016, 2015 and 2014 is as follows:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Net investment income:
Equity securities
Available-for-sale
Net gains on sale of equity securities	5,279	7,351	3,431
Dividends	1,877	1,517	698
Debt securities
Available-for-sale
Net gains (losses) on sale of debt securities	0	0	(208)
Loans and receivables
Net gains on sale of debt securities	—	62	1,551

Total net investment income	7,156	8,930	5,472

Other income:
Foreign exchange gains	156	161	135
Other	814	658	647

Total other income	970	819	782

Total	8,126	9,749	6,254

30. Impairment charges (reversals)

Impairment charges (reversals) of financial assets for the years ended March 31, 2016, 2015 and 2014 mainly arise from loans and advances and investment securities. The analysis of impairment charges (reversals) for the years ended March 31, 2016, 2015 and 2014 is as follows:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Loans and advances	(4,033)	(1,119)	772

Investment securities:
Equity securities
Available-for-sale
Impairment charges on equity securities	112	0	29
Debt securities
Loans and receivables
Impairment charges (reversals) on debt securities	(10)	228	(125)

Total investment securities	102	228	(96)

Total	(3,931)	(891)	676

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

31. General and administrative expenses

The analysis of general and administrative expenses for the years ended March 31, 2016, 2015 and 2014 is as follows:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Personnel expenses:
Wages and salaries	12,242	11,877	11,761
Social security contribution	124	161	112
Contributions to defined contribution plans	66	68	68
Expenses related to defined benefit plans	674	656	677
Equity-settled share based payments	54	70	85
Other	69	53	78

Total personnel expenses	13,229	12,885	12,781

Operating and administrative expenses:
Outsourcing expenses	1,555	1,905	1,788
Repair expenses	1,011	934	969
Rent and lease expenses	1,377	1,344	1,510
Taxes and dues	1,380	1,178	996
Premium for deposit insurance	740	1,174	1,160
Other	2,579	2,679	2,664

Total operating and administrative expenses	8,642	9,214	9,087

Depreciation and amortization:
Depreciation of property and equipment	1,321	1,251	1,057
Amortization of intangible assets	288	275	212

Total depreciation and amortization	1,609	1,526	1,269

Total	23,480	23,625	23,137

32. Other operating expenses

The analysis of other operating expenses for the years ended March 31, 2016, 2015 and 2014 is as follows:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Loss on disposal of property and equipment	96	68	118
Loss on sales of loans and advances	—	17	917
Loss on cancellation of IT system contract	2,270	—	—
Business integration related costs	1,153	—	—
Other	138	512	373

Total other operating expenses	3,657	597	1,408

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

33. Per share information

(a) Basic earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders of the parent by the weighted average number of common shares outstanding during the year, excluding common shares purchased and held as treasury shares by the Bank.

	For the year ended March 31,
	2016	2015	2014
Net profit attributable to shareholders of the parent (in millions of yen)	7,405	8,138	5,291
Weighted average number of common shares issued (thousands)	176,857	176,755	176,611
Basic earnings per share (yen per share)	41.87	46.04	29.96

(b) Diluted earnings per share

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding for the effect of the conversion of all dilutive potential common shares.

	For the year ended March 31,
	2016	2015	2014
Net profit attributable to shareholders of the parent (in millions of yen)	7,405	8,138	5,291
Weighted average number of common shares issued (thousands)	176,857	176,755	176,611
Adjustments for:
Effect of share-based payment (thousands)	932	890	691

Weighted average number of common shares for diluted earnings per share (thousands)	177,789	177,645	177,302

Diluted earnings per share (yen per share)	41.65	45.81	29.84

(c) Dividends per share

The dividends recognized by the Bank for the year ended March 31, 2016, 2015 and 2014 were as follows:

	Dividend per share			Aggregated amounts
	2016	2015	2014	2016	2015	2014
	(Yen)			(Millions of yen)
Common shares	8.0	8.0	8.0	1,416	1,413	1,412

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

The following dividends were approved by the ordinary general meeting of shareholders held on June 29, 2016. The consolidated financial statements for the year ended March 31, 2016 do not record this dividend payable as it was not approved at March 31, 2016.

	Dividend per share	Aggregated amounts
	(Yen)	(Millions of yen)
Common shares	4.0	707

34. Group subsidiaries

(a) List of significant subsidiaries

The table below provides details of the significant subsidiaries of Higashi-Nippon Bank.

Name of the subsidiaries	Country of incorporation	Ownership interest		Principal Business activities
		March 31,
		2016	2015
The Higashi-Nippon Guarantee Co., Ltd	Japan	100%	100%	The Higashi-Nippon Guarantee Co., Ltd, which provides financial guarantees to customers of the Bank.
The Higashi-Nippongin JCB CARD Co., Ltd (1)	Japan	15%	15%	The Higashinippongin JCB Card Co., Ltd, which engages in credit services.
The Higashi-Nippon Business Service Co., Ltd	Japan	100%	100%	The Higashi-Nippon Business Service Co., Ltd, which provides administrative services to group entities.

(1)	Although Higashi-Nippon Bank’s ownership is less than 50%, The Higashi-Nippongin JCB CARD Co., Ltd is deemed to be a consolidated subsidiary of Higashi-Nippon Bank, as Higashi-Nippon Bank has effective control over The Higashi-Nippongin JCB CARD Co., Ltd by contractual arrangements with the Higashi-Nippongin JCB CARD Co., Ltd.

Total assets of the subsidiaries above were ¥3,101 million and ¥2,846 million, which accounted for only 0.1% and 0.1% of the consolidated statements of financial position at March 31, 2016 and 2015, respectively.

During the years ended on March 31, 2016, 2015 and March 31, 2014, Higashi-Nippon Bank did not provide any financial support to any of its consolidated structured entities.

Higashi-Nippon Bank does not have significant restrictions on its ability to access or use its assets and settle its liabilities, other than those resulting from their respective local statutory, regulatory, supervisory and banking requirements within which its subsidiaries operate. These requirements require the Group’s entities to maintain minimum levels of regulatory capital, liquid assets, and exposure limits.

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

(b) Involvement with unconsolidated structured entities

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity.

An interest in a structured entity refers to contractual or non-contractual involvement that exposes Higashi-Nippon Bank to variability of returns from the performance of the structured entity. Such interests include the holding of equity or debt instruments.

Unconsolidated structured entities in which Higashi-Nippon Bank has interests mainly comprise investments in investment funds under investment securities in the consolidated statements of financial position. Higashi-Nippon Bank does not have any substantive right to direct the relevant activities of the investment funds as the investment funds have own fund managers over the investment activities other than Higashi-Nippon Bank. Accordingly Higashi-Nippon Bank does not control nor consolidate such investment funds.

The following table represents the carrying amounts of Higashi-Nippon Bank’s interests in unconsolidated structured entities recognized in the consolidated statements of financial position by line item and the maximum exposure to loss from its interests.

	At March 31,
	2016	2015
	(Millions of yen)
Amount of assets recognized in the consolidated financial statements:
Investment securities	69,462	46,132
Maximum exposure to loss	69,462	46,132

The maximum exposure to loss from Higashi-Nippon Bank’s interests in unconsolidated structured entities represents the maximum amount of potential loss to which Higashi-Nippon Bank is exposed through its involvement with the unconsolidated structured entities. It is primarily limited to the carrying amounts on the balance sheet regardless of the probability of loss being incurred.

Higashi-Nippon Bank did not have any contractual obligation to provide any financial or other support to the unconsolidated structured entities during the years ended March 31, 2016, 2015 and 2014.

35. Contingencies

Higashi-Nippon Bank is involved in various legal proceedings during the ordinary course of business. At March 31, 2016, Higashi-Nippon Bank considered, based on information currently available, that the ultimate resolution of these legal proceedings would not have a material adverse effect on the consolidated results of operations, financial condition or liquidity of Higashi-Nippon Bank.

36. Commitments and other financial facilities

(a) Loan commitments

Loan commitment contracts on overdrafts and loans are agreements to lend up to a prescribed amount to customers, as long as there is no violation of any condition specified in the contracts.

Such amount of undrawn loan commitments as of March 31, 2016 and 2015 are ¥78,228 million and ¥70,232 million, respectively.

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Since many of these loan commitments are expected to expire without being drawn down, the total amount of undrawn commitments does not necessarily represent an actual future cash flow requirement. Many of these loan commitments include clauses under which Higashi-Nippon Bank can cancel, or reduce the amount of credit facility originally granted if there is a reasonable basis (such as an unexpected change in economic factors) or necessity for Higashi-Nippon Bank to secure claims. For risk management purpose, collaterals such as properties or securities are obtained if necessary, when the commitment is issued. Subsequently Higashi-Nippon Bank is continuously monitoring the credit status of the customer to whom the credit facility is given, as required by the internal policy, and will revise the contractual terms or obtain relevant credit protection, if necessary to manage credit risk.

(b) Financial guarantees

At March31, 2016 and 2015, financial guarantees Higashi-Nippon Bank has provided are ¥1,818 million and ¥2,148 million, respectively.

(c) Other commitment

Higashi-Nippon Bank utilizes an IT system provided and serviced by an external service provider. Under the outsourcing arrangement, Higashi-Nippon Bank incurs and pays monthly outsourcing fees to the provider for the development, operation, and maintenance of the IT system and its related facilities.

Higashi-Nippon Bank’s expected future payments for this outsourcing service contract at March31, 2016 and 2015 are set forth as follows:

	At March 31,
	2016	2015
	(Millions of yen)
Less than one year	1,290	1,321
Between one year and five years	5,160	5,160
More than five years	5,268	6,557

Total	11,718	13,038

As described in Note 21, since it has become probable that Higashi-Nippon Bank will transfer the current IT system to that of Bank of Yokohama, the provision for cancellation of IT system contract was established, taking into account the remaining contract term and outsourcing fees expected to be paid by Higashi-Nippon Bank. However, in the table above, expected future payments for this outsourcing service contract at March 31, 2016 is calculated based on the original contract term because the original outsourcing service contract is still valid at March 31, 2016.

37. Assets pledged as collateral and assets received as collateral

The carrying amounts of the assets pledged as collateral where the secured party does not have the right to sell or re-pledge the assets at March 31, 2016 and 2015 are as follows:

	At March 31,
	2016	2015
	(Millions of yen)
Investment securities	182,089	185,515
Other	48	49

Total	182,137	185,564

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

There were no investment securities pledged as collateral, where the secured party has the right to sell or re-pledge the assets, at March 31, 2016 and 2015.

38. Related-party transactions

Parties are considered to be related if one party has the ability to directly or indirectly control the other party or exercise significant influence over the other party in making financial or operating decisions. Higashi-Nippon Bank’s related parties include its subsidiaries as well as key management personnel and their close family members.

Key management personnel are defined as those persons having the authority and responsibility for planning, directing and controlling the activities of Higashi-Nippon Bank, directly or indirectly. Higashi-Nippon Bank considers members of the Board of Directors as the key management personnel for the purpose of IAS 24.

Because transactions with subsidiaries are eliminated in the consolidated financial statements, these transactions are not disclosed. Other than as disclosed elsewhere in the consolidated financial statements, transactions with related parties are as disclosed below. All transactions with related parties are made in the ordinary course of business and on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other parties.

(a) Transaction with key management personnel and close family members

The analysis of transactions with key management personnel at March 31, 2016 and 2015 is as follows:

	At March 31,
	2016	2015
	(Millions of yen)
Deposits	332	311

(b) Key management personnel compensation

The analysis of key management personnel compensation for the years ended March 31, 2016, 2015 and 2014 is as follows:

	For the year ended March 31,
	2016	2015	2014
	(Millions of yen)
Salaries and other short-term employee benefits	215	200	214
Share-based payments	54	70	85

Total	269	270	299

39. Event after the reporting period

(a) Business integration with Bank of Yokohama, Ltd.

On April 1, 2016, Higashi-Nippon Bank and Bank of Yokohama consummated business integration through a statutory joint share transfer (kyodo-kabushiki iten), which was approved at the extraordinary shareholders’

meeting held on December 21, 2015, in order to realize the potential synergies available from integrating customer basis, expertise and capability as a leading regional bank in Japan.

THE HIGASHI-NIPPON BANK, LIMITED.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – (Continued)

Bank of Yokohama is one of the biggest regional banks in Japan, which mainly offers a wide range of corporate and retail banking services to corporate and individual customers located mainly in Kanagawa, Japan, where its head office is located in the city of Yokohama.

Under the joint share transfer consummated under the Companies Act, a new holding company, Concordia Financial was established, and each share of Higashi-Nippon Bank common stock was exchanged for 0.541 share of common stock of Concordia Financial, and each share of Bank of Yokohama common stock was exchanged for one (1) share of common stock of Concordia Financial in accordance with the business integration agreement entered into on September 8, 2015.

After the joint share transfer, former Higashi-Nippon Bank shareholders owned 7.4% of Concordia Financial and former Bank of Yokohama shareholders owned 92.6% based on the shareholders of the registered shareholders of Higashi-Nippon Bank and Bank of Yokohama at the acquisition date. As a result of the joint share transfer, Concordia Financial is listed on the Tokyo Stock Exchange, and each of Higashi-Nippon Bank and Bank of Yokohama became wholly-owned subsidiaries of Concordia Financial.

This business combination will be accounted under IFRS 3 where Higashi-Nippon Bank is the accounting acquiree and Bank of Yokohama is the accounting acquirer.

(b) Cancellation of treasury shares

In accordance with the Share Transfer Plan approved at the extraordinary meeting of shareholders on December 21, 2015, Higashi-Nippon Bank cancelled treasury shares of 7,803,933 (common shares) on April 1, 2016, after the resolution of board of directors’ meeting held on February 3, 2016 in accordance with Article 178 of the Companies Act.

(c) Dividends declared

On June 29, 2016, the common shareholders approved the payment of cash dividends to the shareholders of records on March 31, 2016, of ¥4.0 per share, totaling ¥707 million at the general meeting of shareholders (see Note 33 “Per share information”).